Form 10KSB40, Exhibit 13
period 1996-09-30
CCF HOLDING CO
filed 1996-12-30
CIK 943033

CCF HOLDING COMPANY

                                 ANNUAL REPORT
                           For the Fiscal Year Ended

                              September 30, 1996

               ------------------------------------------------

                              CCF HOLDING COMPANY
                                 ANNUAL REPORT

------------------------------------------------------------------------------

TABLE OF CONTENTS
------------------------------------------------------------------------------




Letter to Stockholders....................................................   1


Corporate Profile and Stock Market Information............................   2


Selected Financial and Other Data.........................................   3


Management's Discussion and Analysis......................................   4


Independent Auditors' Report.............................................   12


Consolidated Financial Statements........................................   13


Notes to Consolidated Financial Statements...............................   21


Office Locations and Other Corporate Information.........................   47

                          [CCF HOLDING COMPANY LOGO]

December 23, 1996

Dear Fellow Stockholders:

We are proud to report that 1996 has been a very successful year for Clayton Federal.

The conversion to a stock company now has us well positioned for tomorrow's challenges.

Our stock offering has been, and continues to be, profitable for investors. Extensive planning to increase shareholder value has gone well beyond first year goals. From its initial offering price of $10 per share we have recently reached an all time high of $15.25 and have paid $.55 in regular and special dividends in the past year and we have declared another $.50 of regular and special dividends payable in January 1997. We continue to manage our capital through stock repurchases and fixed asset investments in an effort to increase shareholder value.

Additionally, we have hired new people with extensive commercial banking experience to supplement our already outstanding staff.

The Board of Directors appreciates your continued support and confidence. Through the collective efforts of our loyal management team, and employees, we are pleased to report the financial results that are detailed in the following pages.

We are eagerly looking forward to 1997. Banking has never been brighter at Clayton Federal.

Very truly yours,

/s/ David B. Turner
D.B. Turner
President

                                 CCF HOLDING COMPANY

Corporate Profile and Related Information

CCF Holding Company (the "Company") is a Georgia corporation organized in March 1995 at the direction of Clayton County Federal Savings and Loan Association (the "Association") in connection with the Association's conversion from a mutual to stock form of organization (the "Conversion"). On July 11, 1995, the Association completed the Conversion and became a wholly owned subsidiary of the Company. The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided the Association retains a specified amount of its assets in housing-related investments.

The Association is a federally chartered stock savings and loan association which originally commenced business in 1955. The Association's primary market area is currently Clayton County, Georgia, where the Association operates three offices. Clayton County is part of the Atlanta, Georgia metropolitan statistical area and home to a portion of Atlanta's Hartsfield International Airport. The Association also solicits deposits and makes loans in the adjacent market area of Fayette and Henry counties in Georgia. To a much lesser extent, the Association also makes loans in Coweta, Rockdale, Spalding, and Lamar counties, Georgia. The Association is subject to examination and comprehensive regulation by the Office of Thrift Supervision ("OTS") and its deposits are federally insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). The Association is a member of and owns capital stock in the Federal Home Loan Bank ("FHLB") of Atlanta, which is one of the 12 regional banks in the FHLB System.

The Association attracts deposits from the general public and uses such deposits primarily to invest in and originate loans secured by first mortgages on owner-occupied, one- to four-family residences in its market area and, to a lesser extent, to invest in investment securities. The principal sources of funds for the Association's lending activities are deposits and the amortization, repayment, and maturity of loans and investment securities. The Association does not rely on brokered deposits. Principal sources of income are interest on loans and investment securities. The Association's principal expense is interest paid on deposits.

Stock Market Information

Since its issuance in July 1995, the Company's common stock ("Common Stock") has been traded on the Nasdaq SmallCap Market under the trading symbol of "CCFH." The daily stock quotation for the Company is published under the symbols "CCF." The following table reflects high and low bid quotations as published by USA Today and The Wall Street Journal as well as dividend information. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.



                                                                 Dividends
              Date                      High        Low          Declared        Dividends Paid
              ----                      ----        ---          ---------       ---------------

July 11, 1995 to September 30, 1995    $11.75      $10.75          $ --             $ --

October 1, 1995 to December 31, 1995    12.75       11.25           .35               --

January 1, 1996 to March 31, 1996       12.75       11.50            --              .35

April 1, 1996 to June 30, 1996          12.50     11.3125           .20               --

July 1, 1996 to September 30, 1996      13.25       11.50            --              .20



The number of shareholders of record of Common Stock as of the record date of December 13, 1996, was approximately 400. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 13, 1996, there were 915,900 shares outstanding. The

Company's ability to pay dividends to stockholders is primarily dependent upon the dividends it receives from the Association. The Association may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Association's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion, or (2) the regulatory capital requirements imposed by the OTS.

-------------------------------------------------------------------------------
SELECTED FINANCIAL AND OTHER DATA
-------------------------------------------------------------------------------
Financial Condition (Dollars in thousands)
At September 30,
-------------------------------------------------------------------------------


                                           1996      1995       1994       1993        1992
                                         --------  ---------  ---------  ---------  -------
Total Amount of:

  Assets...............................  $80,283    $79,822    $69,080    $71,115     $72,347
  Loans receivable, net................   51,500     45,196     44,244     47,255      52,461
  Mortgage-backed securities...........   10,025      7,896      6,804      7,079       6,523
  Investment securities................   13,353     15,671     12,795      9,528       5,288
  Liabilities .........................   65,843     62,501     62,866     65,214      67,185
  Deposits.............................   61,822     61,132     61,598     64,050      65,966
  FHLB advances........................    2,500         --         --         --          --
  Stockholders' equity.................   14,440     17,322      6,214      5,901       5,163

Other Data:

  Net income ..........................      473        604        431        739         701
  Average assets.......................   79,348     72,229     70,533     71,627      73,909
  Average equity.......................   16,733      8,973      6,061      5,540       4,785
  Total number of customer service
   facilities(1).......................        3          4          4          4           4
  Full service offices.................        1          1          1          1           1


---------------------------------
(1) These facilities provide all banking services with the exception of mortgage loans, which are processed only at the main office.


-------------------------------------------------------------------------------
Summary of Operations (Dollars in thousands)
Year Ended September 30,
-------------------------------------------------------------------------------


                                            1996      1995       1994      1993       1992
                                          --------  ---------  --------  ---------  ------
Total interest income...................   $5,573     $5,021    $4,872     $5,248     $6,001
Total interest expense..................    2,527      2,479     2,245      2,637      3,680
                                           ------     ------     -----      -----      -----
  Net interest income...................    3,046      2,542     2,627      2,611      2,321
Provision for loan losses...............      130          5        69         98         95
                                           ------     ------     -----      -----      -----
  Net interest income after provision

    for loan losses.....................    2,916      2,537     2,558      2,513      2,226
Other income............................      415        328       346        362        462
Other expenses(1).......................    2,715      1,968     1,904      1,750      1,618
                                            -----      -----     -----      -----      -----
Income before income taxes and cumulative
  effect of change in accounting principle    616        897     1,000      1,125      1,070
Income tax expense......................      143        293       363        386        369
                                            -----      -----     -----      -----      -----
Income before cumulative effect of change
 in accounting principle.................     473        604       637        739        701
Cumulative effect of change in
  accounting principle..................       --         --       206         --         --
                                            -----      -----     -----      -----      -----
  Net income............................   $  473     $  604    $  431     $  739     $  701
                                            =====      =====     =====      =====      =====

---------------------------------
(1) For 1996, included a $398,000 one time assessment to recapitalize the Savings Association Insurance Fund ("SAIF") of the FDIC.

-------------------------------------------------------------------------------
Key Operating Ratios
At or for the Year Ended September 30,
-------------------------------------------------------------------------------


Performance Ratios:                                    1996       1995       1994      1993      1992
                                                    ----------  ---------  --------  --------  -------
Return on average assets (net income
  divided by average total assets) ............         0.60%      0.84%     0.61%     1.03%     0.95%
Return on average equity (net income
  divided by average equity) ..................         2.83       6.73      7.11     13.34     14.65
Average interest-earning assets to
  average interest-bearing liabilities ........       122.83     110.75    106.50    106.69    103.77
Net interest rate spread ......................         3.27       3.31      3.68      3.52      3.10
Net yield on average interest-earning asset....         4.04       3.70      3.89      3.77      3.29
Net interest income after provision for loan
  losses to total other expenses ..............       107.40     128.93    134.38    143.59    137.58
Earnings per share (1) ........................     $   0.45   $   0.19       N/A       N/A       N/A

Capital Ratios:
Book value per share (1) ......................     $  14.68   $  14.55       N/A       N/A       N/A
Average equity to average assets ratios
  (average equity divided by average total
  assets) .....................................        21.09%     12.42%     8.59%     7.73%     6.47%
Equity-to-assets (End of Period) ..............        17.99      21.70      9.00      8.30      7.14

Asset Quality Ratios:
Non-performing loans to total loans, net ......         1.17       0.39      0.41      2.31      1.16
Non-performing loans to total assets ..........         0.75       0.22      0.26      1.53      0.84
Allowance for loan losses to nonperforming
  loans .......................................        89.90     233.71    237.63     33.15     43.26


------------------------
(1) There were no shares outstanding prior to the consummation of the Company's initial public offering on July 11, 1995. The number of shares outstanding as of September 30, 1995 was 1,190,250 and 983,332, net of 16,668 shares held as treasury shares and in trust for the MSBP as of September 30, 1996, including shares held by the Association's Employee Stock Ownership Plan ("ESOP"). For purposes of presenting net income per share, only post-Conversion net income is considered.

                        MANAGEMENT'S DISCUSSION AND ANALYSIS
                                OR PLAN OF OPERATION

General

The earnings of the Company depend primarily on the earnings of the Association. The largest components of the Association's net income are net interest income, which is the difference between interest income and interest expense, and other income derived primarily from loan origination and commitment fees. Consequently, the Association's earnings are dependent on its ability to originate loans, net interest income, and the relative amounts of interest-earning assets and interest-bearing liabilities. The Association's net income is also affected by its provision for loan losses and foreclosed real estate as well as the amount of other expenses, such as salaries and employee benefits, occupancy and equipment, and federal deposit insurance premiums. Earnings of the Association also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies, and actions of regulatory authorities.

Business Strategy

The Association's business strategy is to endeavor to be a flexible, efficient, and financially stable community financial services institution providing a range of real estate lending services, commercial lending, and consumer financial products primarily to the Clayton, Fayette, and Henry County, Georgia areas. The management of the Association has identified and sought to pursue four primary strategic objectives: (1) to maintain an adequate amount of regulatory capital; (2) to reduce interest rate risk; (3) to maintain good asset quality through continued emphasis on well underwritten consumer, commercial, and residential lending; and (4) to broaden our product and customer base to become a more diversified financial institution.

     1. Regulatory Capital. Prior to the Conversion, the Association sought to manage its size and asset quality in order to allow its capital ratios to increase in order to comply with and safely exceed the regulatory capital requirements. During this period, management did not price its deposits competitively by increasing interest rates paid, which to a limited extent, allowed the deposit base to shrink. To further this strategy, the Association did not aggressively seek to increase its market share of loans nor to expand the market area for lending. This strategy resulted in the Association increasing its capital ratios, and when combined with the proceeds from the Conversion, the Association's capital was well in excess of all of its risk-based capital requirements. The Association has used some of the proceeds from the Conversion to make one- to four-family mortgage loans, acquire property for future branch expansion and repurchase shares of the Company's stock.

     2. Reduction of Interest Rate Risk. The Association has sought to decrease its interest rate risk through the origination of adjustable-rate mortgage loans when market conditions permit. During the past five years, the Association has sold a portion of its fixed-rate mortgage loans in the secondary market. The emphasis in the loan portfolio will be to increase the volume of loans that reprice at least annually.

     3. Asset Quality. The Association continues to seek to maintain its asset quality through emphasizing residential lending activity in its lending market. At September 30, 1996, 93.3% of the Association's gross loan portfolio consisted of one- to four-family residential mortgages. At September 30, 1996, the Association's ratio of nonperforming loans to total assets was 0.75%.

     4. Product and Customer Base. The Association will seek to expand its customer base through the development of more extensive commercial, consumer and non-deposit related products.

The Association intends to maintain profitability and manage interest rate risk principally through continued emphasis on adjustable-rate loan production when market conditions permit. The management of the Association believes that there are opportunities for growth within the Association's primary market area and adjacent market areas, and the Association intends to manage the growth of deposits and loans in a manner that will ensure its ability to comply with current and future capital requirements as well as manage interest rate risk.

Asset and Liability Management

Interest Rate Sensitivity. The ability to maximize net interest income is largely dependent upon achieving a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. The Association, like many other thrift institutions, is subject to interest rate risk as a result of the difference in the maturity of interest-bearing liabilities (including deposits) and interest-earning assets (including loans) and the volatility of interest rates. Because most deposit accounts, given their shorter terms to maturity, react more quickly to market interest  rate  movements  than do  traditional  mortgage  loans,  increases  in interest rates may have a substantial adverse effect on the Association's earnings. Conversely, this same mismatch will generally benefit the Association's earnings during periods of declining or stable interest rates.

The Association's net interest rate spread was 3.68% for the year ended September 30, 1994, decreased to 3.31% at September 30, 1995, and decreased to 3.27% at September 30, 1996. If rates increase, there may be a negative impact on the Association's net interest rate spread and earnings as deposits reprice faster than loans.

The Association attempts to manage the interest rates it pays on deposits while maintaining a stable deposit base and providing quality services to its customers. The Association has continued to rely primarily upon deposits as its source of funds. To the extent the Association is unable to invest these funds in loans originated in the Association's market area, it will continue to purchase (i) mortgage-backed securities and (ii) high quality investment securities.

In an effort to manage interest rate risk and protect it from the negative effect of increases in interest rates, the Association has instituted certain asset and liability management measures, including the following: 1) reduce the maturities or terms to repricing of interest-earning assets by emphasizing the origination of adjustable rate loans and the purchase of relatively short-term interest-earning investments and mortgage-backed securities; 2) lengthen the maturities of interest-bearing liabilities by encouraging depositors to invest in longer term deposit products offered by the Association; 3) increase the amount of less rate-sensitive deposits by actively seeking NOW (checking) accounts; 4) encourage long-term depositors to maintain their accounts with the Association through expanded customer products and services; and 5) leverage the excess capital of the Association.

Average Balance Sheets. The following table sets forth certain information relating to the Association's average balance sheets and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.



                                                                                     For the Years Ended September 30,
                                                 At September 30,     -------------------------------------------------------------
                                                      1996                         1996                             1995
                                              ----------------------  -----------------------------     ---------------------------
                                                           Weighted              Interest                       Interest
                                              Historical    Average  Average     Income/    Yield/     Average   Income/    Yield/
                                               Balance       Rates   Balance     Expense     Rate      Balance   Expense     Rate
                                              ----------   --------  -------     --------   -----      -------   -------    ------

Assets                                                                             (Dollars in Thousands)
  Interest-earning assets:

    Loans(1) ................................   $51,500        7.76%  $47,293     $ 3,844     8.13%     $44,322   $ 3,578      8.07%
    Mortgage-backed securities...............    10,025        6.90     9,526         618     6.49        6,595       428      6.49
    Investment securities ...................    13,353        6.22    15,597         920     5.90       12,976       723      5.57
    FHLB Stock ..............................     1,013        7.40     1,013          74     7.31        1,013        74      7.31
    Interest-earning deposits in other
      financial institutions ................       513        7.02     1,986         117     5.89        3,789       218      5.75
                                                -------               -------     -------               -------   -------
      Total interest-earning assets..........    76,404        7.37    75,415       5,573     7.39       68,695     5,021      7.31
                                                               ----               -------     ----                -------      ----
Other noninterest-earning assets............      3,879                 3,933                             3,534
                                                -------               -------                           -------
     Total assets ..........................    $80,283               $79,348                           $72,229
                                                =======               =======                           =======
Liabilities and stockholders' equity:
  Interest-bearing liabilities:

    Demand deposits(2) ......................   $14,094        1.65   $13,016        236      1.81      $12,551       271      2.16
    Passbook savings ........................    11,659        2.03    11,817        274      2.32       13,770       367      2.67
    Time deposits ...........................    36,069        5.49    36,140      2,001      5.54       35,707     1,841      5.16
    FHLB advances ...........................     2,500        6.05       423         16      3.78           --        --        --
                                                -------               -------     -------               -------   -------
      Total interest-bearing liabilities.....    64,322        4.04    61,396      2,527      4.12       62,028     2,479      4.00
                                                -------        ----   -------     -------     ----      -------   -------      ----
 Other noninterest-bearing liabilities.......     1,521                 1,219                             1,228
Stockholders' equity ........................    14,440                16,733                             8,973
                                                -------               -------                           -------
      Total liabilities and
        stockholders' equity.................   $80,283               $79,348                           $72,229
                                                =======               =======                           =======
 Excess of interest-earning assets
  over interest-bearing liabilities..........   $12,082               $14,019                           $ 6,667
                                                =======               =======                           =======
Ratio of interest-earning assets
  to interest-bearing liabilities............    118.78%               122.83%                           110.75%
                                                 ======                ======                            ======
Net interest income .........................                                    $ 3,046                           $2,542
                                                                                 =======                           ======
Net interest spread(3) ......................                                                3.27%                            3.31%
                                                                                             ====                             ====
Net yield on average
  interest-earning assets(4) ................                                                4.04%                            3.70%
                                                                                             ====                             ====

------------------------------
(1)  Average balances include nonaccrual loans.
(2)  Includes noninterest-bearing demand accounts which are not material.
(3)  Net interest spread represents the difference  between the average yield on
     interest-earning   assets  and  the   average   cost  of   interest-bearing
     liabilities.
(4) Net yield on average interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Association's interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided as to changes in volume (change in volume multiplied by old rate) and changes in rates (change in rate multiplied by old volume). The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.



                                                             Years Ended September 30,
                                                ---------------------------------------------------
                                                 1996 compared to 1995       1995 compared to 1994
                                                ------------------------    -----------------------
                                                      Changes due to              Changes due to
                                                ------------------------    -----------------------
                                                          Rate/                       Rate/
                                                Volume    Yield    Total    Volume    Yield   Total
                                                ------    -----    -----    ------    -----   -----
                                                                    (In Thousands)

Interest income:
  Loans ......................................   $ 240    $  26    $ 266    $(101)   $  (4)   $(105)
  Mortgage-backed securities .................     190       --      190      (21)      11      (10)
  Investment securities ......................     146       51      197       86       35      121
  FHLB Stock .................................      --       --       --       --       21       21
  Interest-earning deposits in other financial
    institutions .............................    (104)       3     (101)      56       66      122
                                                 -----    -----    -----    -----    -----    -----

      Total interest income ..................   $ 472    $  80    $ 552    $  20    $ 129    $ 149
                                                 =====    =====    =====    =====    =====    =====

Interest expense:
   Demand deposits ...........................   $  10    $ (45)   $ (35)   $ (33)   $  (4)   $ (37)
   Passbook savings ..........................     (52)     (41)     (93)     (12)     (12)     (24)
   Time deposits .............................      21      139      160       26      269      295
   FHLB advances .............................      16       --       16       --       --       --
                                                 -----    -----    -----    -----    -----    -----
      Total interest expense .................   $  (5)   $  53    $  48    $ (19)   $ 253    $ 234
                                                 =====    =====    =====    =====    =====    =====

      Net interest income ....................                     $ 504                      $ (85)
                                                                   =====                      =====


Comparison of Financial Condition at September 30, 1996 and September 30, 1995

Total assets increased $767,000 between the two dates due to increased lending from funds provided from increased deposits and use of FHLB advances. Stockholders' equity decreased by $2.9 million to $14.4 million at September 30, 1996 from $17.3 million at September 30, 1995. The decrease was attributable to repurchases of Common Stock totalling $2.3 million, the $579,000 purchase of the 1995 management stock bonus plan ("MSBP") shares and dividends totalling $600,000, that were only partially offset by net income of $473,000, employee stock ownership plan shares allocated totalling $101,000 and unrealized gains on the fair value of securities available for sale of $22,000. The Company carries at fair value its securities available for sale, with unrealized gains and losses, net of income tax effects, recorded as a separate component of stockholders' equity in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115. Because of the Company's portfolio of securities classified as available for sale, the Company could continue to experience volatility in the fair value of such securities during periods of changing market interest rates. During fiscal year 1996, the Company decided to transfer approximately $9.3 million of investment securities and $8.3 million of mortgage backed securities from held to maturity to available for sale. Management decided to make this transfer in order to provide additional liquidity for the purpose of funding its new commercial loan product line.

Deposits of the Association are insured by the SAIF as administered by the Federal Deposit Insurance Corporation ("FDIC"). As a member of the SAIF, the Association paid an insurance premium to the FDIC equal to a minimum of 0.23% of its total deposits. The FDIC also maintains another insurance fund, the Bank Insurance Fund ("BIF"), which primarily insures commercial bank deposits.
Effective September 30, 1995, the FDIC lowered the insurance premium on BIF insured deposits to a range of between 0.04% and 0.31% of deposits, with the result that most commercial banks would pay the lowest rate of 0.04%. Effective January 1, 1996, the annual insurance premium for most BIF members was lowered to $2,000. These reductions in insurance premiums for BIF members placed SAIF members at a competitive disadvantage to BIF members.

Effective September 30, 1996, federal law was revised to mandate a one-time special assessment on SAIF members such as the Association of approximately
 .657% of deposits held on March 31, 1995. The Association recorded a $398,000 pre-tax expense for this assessment at September 30, 1996. Beginning January 1, 1997, deposit insurance assessments for SAIF members are expected to be reduced to approximately .064% of deposits on an annual basis through the end of 1999. During this same period, BIF members are expected to be assessed approximately
 .013% of deposits. Thereafter, assessments for BIF and SAIF members should be the same and SAIF and BIF may be merged. It is expected that these continuing assessments for both SAIF and BIF members will be used to repay outstanding Financing Corporation bond obligations. Assuming these changes occur, beginning January 1, 1997, the rate of deposit insurance assessed the Association will decline by approximately 70%.

The continuing disparity in insurance premiums between those required for the Association and BIF members could allow BIF members to attract and retain deposits at higher interest rates and at a lower effective cost than the Association. This could put competitive pressure on the Association to raise its interest rates paid on deposits, thus increasing its cost of funds and possibly reducing net interest income. Although the Association has other sources of funds, these other sources may have higher costs than those of deposits.

Comparison of Operating Results For The Years Ended September 30, 1996 and 1995

      Net Income. The Company's net income decreased by $130,000 from $603,000 in fiscal 1995 to $473,000 in fiscal 1996. This decrease was primarily due to the one time FDIC SAIF assessment of $398,000.

      Net Interest Income. Net interest income (before provision for loan losses) increased from $2.5 million in 1995 to $3.0 million in 1996. This increase was primarily due to an increase in interest income on loans of $266,000, more than offsetting the increase in interest expense on deposits and FHLB advances of $48,000. These changes were due primarily to the average rates earned on the Association's loans increasing more significantly than the average rate paid on deposits during 1996 and the higher volume of average loan balances during 1996.

      Provision For Loan Losses. The Association increased the provision for loan losses from $5,000 in 1995 to $130,000 in 1996. The increase was due to management's assessment of the slowing local economy, the trends of increasing consumer debt and higher bankruptcies, and the Company's increase in lending activities. The Association's allowance for loan losses increased from $409,000 at September 30, 1995, to $540,000 at September 30, 1996. Management believes that its allowance for loan losses is adequate, however, additional provisions for loan losses have been re-established, due to the growth of the loan portfolio.

     Other Income. Other income increased from $327,000 in 1995 to $415,000 in 1996. This increase was attributable primarily to non recurring income from sales of loans and investment securities.

      Other Expenses. Other expenses increased from $1.97 million during fiscal 1995 to $2.72 million during fiscal 1996, representing an approximate 38.0% increase. The increase is primarily due to the $398,000 SAIF assessment in 1996. Net directors' fees and salaries increased $157,000 or 15.3%. Employee benefits expenses, as a result of the Employee Stock Ownership Plan ("ESOP") and MSBP, increased by $103,000. The increase in employee benefits expense was also affected by the reversal of $84,000 of accrued pension costs due to the Association's termination of the pension plan during 1995. Group insurance expenses decreased by $20,000. Occupancy expenses increased by $26,000 due to expense related to partial redecorating of the Association's main office and a technology upgrade in computers.

      Income Tax Expense. Income tax expense as a percent of income before taxes decreased from 32.7% in 1995 to 23.1% in 1996. This decrease is due in part to costs associated with an attempt in 1995 at establishing a mutual holding company and investment income on tax exempt municipal investments.

Liquidity Resources

The Association is required to maintain minimum levels of liquid assets as defined by the OTS regulations. The OTS minimum required liquidity ratio is 5% and the minimum short-term liquidity ratio is 1%. Short-term liquidity at September 30, 1996 was 40.2%. The Association adjusts its liquidity levels in order to meet funding needs for deposit outflows, payment of real estate taxes from escrow accounts on mortgage loans, loan funding commitments, and repayment of borrowings, when applicable. The Association adjusts its liquidity level as appropriate to meets it asset/liability objectives. The primary source of funds are deposits, amortization and prepayments of loans and mortgage-backed securities, maturity of investments, and funds provided from operations. As an alternative to supplement liquidity needs, the Association has the ability to borrow from the Federal Home Loan Bank of Atlanta. Scheduled loan amortization and maturing investment securities are a relatively predictable source of funds, however, deposit flow and loan prepayments are greatly influenced by, among other things, market interest rates, economic conditions, and competition. The Association's liquidity, represented by cash, cash equivalents, and securities available for sale, is a product of its operating, investing, and financing activities.

Impact of Inflation and Changing Prices

The financial statements and related data have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without consideration for changes in the relative purchasing power of money over time caused by inflation.

Unlike industrial companies, nearly all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since such goods and services are affected by inflation. In the current interest rate environment, liquidity and the maturity structure of the Association's assets and liabilities are critical to the maintenance of acceptable performance levels.

                       [KPMG Peat Marwick LLP Letterhead]

303 Peachtree Street, N.E.      Telephone 404 222 3000    Telefax 404 222 3050
Suite 2000
Atlanta, GA  30308



                          Independent Auditors' Report

The Board of Directors and Stockholders
CCF Holding Company and Subsidiaries
Jonesboro, Georgia:

We have audited the accompanying consolidated balance sheets of CCF Holding Company and subsidiaries (the "Company") as of September 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CCF Holding Company and subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1996, in conformity with generally accepted accounting principles.

As discussed in notes 1 and 9, the Company changed its method of accounting for income taxes as of October 1, 1993 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." As discussed in note 1, the Company changed its method of accounting for investments and mortgage-backed securities to adopt the provisions of the Financial Accounting Standards Board's SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," at September 30, 1994.



                                            /s/KPMG Peat Marwick LLP

November 15, 1996, except for note 18
  which is as of December 9, 1996


                                      -12-
Member Firm of
Klynveld Peat Marwick Goerdeler

                             CCF HOLDING COMPANY AND SUBSIDIARIES

                                 Consolidated Balance Sheets

                                 September 30, 1996 and 1995

                          Assets                                     1996          1995
                          ------                                     ----          ----

Cash and due from banks (note 15)                              $   2,133,135     1,972,853
Interest-bearing deposits in other financial institutions            512,610     6,474,593
Investment securities available for sale (note 2)                 13,353,381     6,690,463
Investment securities held to maturity (fair value of
    $8,950,938 at September 30, 1995 (note 2))                            -      8,980,890
Mortgage-backed securities available for sale (note 3)           10,024,936        493,130
Mortgage-backed securities held to maturity (fair value
    of $7,465,003 at September 30, 1995 (note 3))                         -      7,402,944
Federal Home Loan Bank stock, at cost (note 7)                     1,013,200     1,013,200
Loans receivable, net (note 4)                                    51,499,574    45,196,343
Accrued interest and dividends receivable (note 5)                   511,072       524,848
Premises and equipment, net (note 6)                               1,119,628       865,816
Real estate owned                                                         -         75,626
Other assets                                                         115,004       131,662



                                                               -------------    ----------
       Total assets                                            $  80,282,540    79,822,368
                                                               =============    ==========


See accompanying notes to consolidated financial statements.



               Liabilities and Stockholders' Equity                     1996           1995
               ------------------------------------                     ----           ----

Liabilities:
   Deposits (note 8)                                                $ 61,821,674       61,131,515
   Advance payments by borrowers for property taxes
     and insurance                                                       531,105          662,850
   Deferred income taxes (note 9)                                        206,536          502,166
   Federal Home Loan Bank advances (note 10)                           2,500,000             -
   Savings Association Insurance Fund assessment
     payable (note 17)                                                   397,568             -
   Other liabilities                                                     385,753          204,079
                                                                     -----------      -----------
         Total liabilities                                            65,842,636       62,500,610
                                                                      ----------      -----------

Stockholders' equity (notes 14 and 15):
   Preferred stock, no par value; 1,000,000 shares
     authorized; none issued and outstanding (note 11)                      -                -
   Common stock, $.10 par value, 4,000,000 shares
     authorized, 1,190,250 shares issued and outstanding (note 12)       119,025          119,025
   Additional paid-in capital                                         10,971,714       10,964,983
   Retained earnings (note 9)                                          6,809,054        6,935,879
   Unearned ESOP shares (note 12)                                       (630,000)        (720,000)
   Unearned compensation (note 12)                                      (371,304)            -
   Treasury stock, at cost; 206,918 shares                            (2,502,009)            -
   Net unrealized holding gains on investment
     and mortgage-backed securities available for sale                    43,424           21,871
                                                                    ------------       ----------
         Total stockholders' equity                                   14,439,904       17,321,758

Commitments and contingencies (notes 4, 12, and 16)
                                                                    ------------       ----------
         Total liabilities and stockholders' equity                 $ 80,282,540       79,822,368
                                                                    ============       ==========


                               CCF HOLDING COMPANY AND SUBSIDIARIES

                                 Consolidated Statements of Income

                          Years ended September 30, 1996, 1995, and 1994

                                                                  1996           1995       1994
                                                                  ----           ----       ----
Interest and dividend income:
   Loans (including fees)                                      $3,844,033    3,577,601    3,683,255
   Interest-bearing deposits in other financial institutions      116,986      217,758       95,631
   Investment securities - taxable                                909,504      722,758      602,481
   Investment securities - nontaxable                              11,152         --           --
   Mortgage-backed securities                                     617,592      428,325      438,002
   Dividends on Federal Home Loan Bank stock                       73,508       74,399       52,442
                                                               ----------   ----------   ----------
         Total interest and dividend income                     5,572,775    5,020,841    4,871,811
                                                               ----------   ----------   ----------

Interest expense:
   Deposit accounts (note 8)                                    2,510,350    2,478,869    2,244,760
   Federal Home Loan Bank advances                                 16,444         --           --
                                                               ----------   ----------   ----------
         Total interest expense                                 2,526,794    2,478,869    2,244,760
                                                               ----------   ----------   ----------

         Net interest income                                    3,045,981    2,541,972    2,627,051

Provision for loan losses (note 4)                                129,831        5,040       68,665
                                                               ----------   ----------   ----------
         Net interest income after provision for
            loan losses                                         2,916,150    2,536,932    2,558,386
                                                               ----------   ----------   ----------
Other income:
   Loan fees and service charges on deposit accounts              268,780      257,688      235,306
   Rental income                                                   49,279       51,335       45,890
   Gain on sale of loans                                           36,435         --         52,900
   Net gain on sale of investment and
     mortgage-backed securities                                    15,119         --           --
   Other                                                           45,192       18,256       11,843
                                                               ----------   ----------   ----------
         Total other income                                       414,805      327,279      345,939
                                                               ----------   ----------   ----------
Other expenses:
   Salaries and employee benefits (note 12)                     1,188,265    1,031,018    1,004,118
   Occupancy                                                      466,760      440,920      379,671
   Federal insurance premiums                                     146,693      140,858      156,771
   Savings Association Insurance Fund assessment
     (note 17)                                                    397,568         --           --
   Other                                                          515,833      354,867      363,296
                                                               ----------   ----------   ----------
         Total other expenses                                   2,715,119    1,967,663    1,903,856
                                                               ----------   ----------   ----------
         Income before income taxes and cumulative
            effect of change in accounting principle              615,836      896,548    1,000,469

Income tax expense (note 9)                                       142,500      293,000      363,000
                                                               ----------   ----------   ----------
         Income before cumulative effect of change
            in accounting principle, carried forward           $  473,336      603,548      637,469
                                                               ----------   ----------   ----------


                                                                    (Continued)

                               CCF HOLDING COMPANY AND SUBSIDIARIES

                                 Consolidated Statements of Income

                                                             1996           1995       1994
                                                             ----           ----       ----
         Income before cumulative effect of change
            in accounting principle, brought forward    $  473,336      603,548      637,469

Cumulative effect of change in accounting principle
   (note 9)                                                   --           --        206,452
                                                        ----------   ----------   ----------

         Net income                                     $  473,336      603,548      431,017
                                                        ==========   ==========   ==========

Net income per share (note 14)                          $      .45          .19         --
                                                        ==========   ==========   ==========

Weighted average shares outstanding (notes 12 and 14)    1,061,455    1,118,250         --
                                                        ==========   ==========   ==========


See accompanying notes to consolidated financial statements.

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

                 Years ended September 30, 1996, 1995, and 1994




                                       Preferred stock     Common stock      Additional            Unearned
                                       ---------------  ------------------    paid-in    Retained    ESOP       Unearned
                                       Shares Amount    Shares      Amount    capital    earnings   shares    compensation
                                       -------------    ------      ------    -------    --------   -------   ------------

Balance, September 30, 1993               --   $--      --        $   --         --     $5,901,314      --         --
Net income                                --    --      --            --         --        431,017      --         --
Implementation of change
  in accounting for
  investment and
  mortgage-backed
  securities available
  for sale, net of tax
  effect of $71,642                       --    --      --            --         --          --          --        --
                                         ---   ---   ---------  ----------   ----------  ---------  --------   --------

Balance, September 30, 1994               --    --      --            --         --      6,332,331       --        --

Proceeds from sale of
  common stock, net of issuance
  costs (note 14)                         --    --   1,190,250     119,025   10,964,983      --     (720,000)      --
Unrealized gains on
  investment and mortgage-backed
  securities available for sale,
  net of tax effect                       --    --      --            --          --         --          --         --
Net income                                --    --      --            --          --       603,548       --         --
                                         ---   ---   ---------  ----------   ----------  ---------  --------   --------

Balance, September 30, 1995               --    --   1,190,250     119,025   10,964,983  6,935,879  (720,000)       --

Treasury stock purchased                  --    --      --            --          --         --          --         --
Unrealized gains on investment
  and mortgage-backed
  securities available
  for sale, net of tax effect             --    --      --            --          --         --          --         --
Dividends declared, $0.55 per share       --    --      --            --          --      (600,161)      --         --
ESOP shares allocated                     --    --      --            --         11,372      --       90,000        --
Unearned compensation
  under management stock
  bonus plan                              --    --      --            --         (4,641)     --          --    (371,304)
Net income                                --    --      --            --          --       473,336       --         --
                                         ---   ---   ---------   ---------   ----------  ---------  --------   --------

Balance, September 30, 1996               --   $--   1,190,250    $119,025   10,971,714  6,809,054  (630,000)  (371,304)
                                         ===   ===   =========   =========   ==========  =========  ========   ========



                                                                Net unrealized
                                                                   holding
                                                                gains (losses)
                                           Treasury stock       on securities
                                        --------------------      available
                                        Shares      Amount        for sale       Total
                                        ------   -----------      --------       -----

Balance, September 30, 1993                 --  $     --             --         5,901,314
Net income                                  --        --             --           431,017
Implementation of change
  in accounting for
  investment and
  mortgage-backed
  securities available
  for sale, net of tax
  effect of $71,642                         --        --         (118,289)       (118,289)
                                        ------- -----------        ------      ----------

Balance, September 30, 1994                 --        --         (118,289)      6,214,042

Proceeds from sale of
  common stock, net of issuance
  costs (note 14)                           --        --              --       10,364,008
Unrealized gains on
  investment and mortgage-backed
  securities available for sale,
  net of tax effect                         --         --         140,160         140,160
Net income                                  --         --             --          603,548
                                        ------- -----------        ------      ----------

Balance, September 30, 1995                 --         --          21,871      17,321,758

Treasury stock purchased                190,250  (2,299,490)          --       (2,299,490)
Unrealized gains on investment
  and mortgage-backed
  securities available
  for sale, net of tax effect               --         --          21,553          21,553
Dividends declared, $0.55 per share         --         --             --         (600,161)
ESOP shares allocated                       --         --             --          101,372
Unearned compensation
  under management stock
  bonus plan                             16,668    (202,519)          --         (578,464)
Net income                                  --         --             --          473,336
                                        ------- -----------        ------      ----------

Balance, September 30, 1996             206,918 $(2,502,009)       43,424      14,439,904
                                        ======= ===========        ======      ==========


See accompanying notes to consolidated financial statements.

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                 Years ended September 30, 1996, 1995, and 1994

                                                             1996           1995       1994
                                                             ----           ----       ----
Cash flows from operating activities:
Net income                                                $ 473,336      603,548      431,017
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Provision for loan losses                               129,831        5,040       68,665
    Depreciation expense                                    112,357      109,019       87,709
    Accretion of discounts                                  (18,562)     (18,083)     (27,405)
    Amortization of premiums                                 36,829       32,424       70,481
    Amortization of unearned compensation                    37,591         --           --
    Net gain on sale of investment securities and
     mortgage-backed securities                             (15,119)        --           --
    Amortization of deferred loan fees                     (115,856)     (83,683)    (107,239)
    Deferred income tax (benefit) expense                  (308,683)       4,784      (47,819)
    Gain on sale of loans                                   (36,435)        --        (52,900)
    Federal Home Loan Bank stock dividends                     --           --        (25,000)
    Cumulative effect of change in accounting principle        --           --        206,452
    Decrease (increase) in accrued interest and
     dividends receivable                                    13,776      (38,011)          30
    Decrease (increase) in other assets                      16,658       (8,388)      20,872
    Dividend payable to management stock bonus plan           6,188         --           --
    Savings Association Insurance Fund assessment
     payable                                                397,568         --           --
    Increase (decrease) in other liabilities                137,895      (97,673)      74,023
                                                          ---------    ---------    ---------
        Net cash provided by operating activities           867,374      508,977      698,886
                                                          ---------    ---------    ---------

                                                                   (Continued)
                                     - 18 -

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                                                               1996           1995           1994
                                                               ----           ----           ----

Cash flows from investing activities:
   Proceeds from maturing investment securities
     available for sale and certificates of deposit        $ 1,576,924      2,000,000      2,496,875
   Proceeds from sales of investment securities
     available for sale                                      3,000,312           --             --
   Proceeds from maturing and called investment
     securities held to maturity                             3,992,875           --             --
   Purchases of investment securities available for sale    (1,632,419)          --             --
   Purchases of investment securities held to maturity      (4,363,209)    (4,658,756)    (5,951,562)
   Principal repayments on mortgage-backed securities
     available for sale                                        204,836         96,647           --
   Proceeds from sales of mortgage-backed securities
     available for sale                                        371,705           --             --
   Principal repayments on mortgage-backed securities
     held to maturity                                        1,746,401        793,193      2,243,040
   Purchases of mortgage-backed securities available
     for sales                                              (1,823,455)          --             --
   Purchases of mortgage-backed securities held to
     maturity                                               (2,853,402)    (1,988,836)    (2,013,734)
   Loan (originations) repayments, net                      (8,735,992)      (949,176)       383,159
   Proceeds from sale of loans                               2,455,221           --        2,719,470
   Purchases of premises and equipment                        (366,169)       (62,848)      (459,588)
   Proceeds from disposal of premises and equipment               --            6,770           --
   Sale of real estate owned                                    75,626           --             --
                                                           -----------    -----------    -----------
           Net cash used in investing activities            (6,350,746)    (4,763,006)      (582,340)
                                                           -----------    -----------    -----------

Cash flows from financing activities:
   Net increase (decrease) in savings and demand
     deposit accounts                                        1,317,457     (2,908,149)        27,947
   Net (decrease) increase in certificates of deposit         (627,298)     2,441,430     (2,480,064)
   (Decrease) increase in advance payments by
     borrowers for property taxes and insurance               (131,745)       109,342        (56,931)
   Treasury stock purchased                                 (2,299,490)          --             --
   Federal Home Loan Bank advances                           2,500,000           --             --
   Proceeds from sale of common stock, net of
     issuance costs                                               --       10,364,008           --
   Dividends paid                                             (600,161)          --             --
   Contribution to management stock bonus plan                (578,464)          --             --
   ESOP shares allocated                                       101,372           --             --
                                                           -----------    -----------    -----------
          Net cash (used in) provided by financing
             activities                                       (318,329)    10,006,631     (2,509,048)
                                                           -----------    -----------    -----------
          (Decrease) increase in cash and cash
             equivalents                                    (5,801,701)     5,752,602     (2,392,502)

Cash and cash equivalents at beginning of year               8,447,446      2,694,844      5,087,346
                                                           -----------    -----------    -----------

Cash and cash equivalents at end of year                   $ 2,645,745      8,447,446      2,694,844
                                                           ===========    ===========    ===========


                                                                    (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                                                              1996           1995         1994
                                                              ----           ----         ----

Supplemental disclosure of cash flow information:
   Interest paid                                        $   2,531,331     2,480,389    2,244,760
                                                            =========   ===========    =========

   Income taxes paid                                    $     297,368       295,000      389,100
                                                           ==========   ===========    =========

Supplemental disclosures of noncash investing
and financing activities:
     Real estate acquired through foreclosure of
       the loan receivable                              $          -         75,626           -
                                                           ==========   ===========    =========

     Transfer of investment securities from held to
       maturity to available for sale upon adoption
       of SFAS No. 115 (note 1)                         $          -             -     7,012,628
                                                           ==========   ===========    =========

     Transfer of mortgage-backed securities from
       held to maturity to available for sale upon
       adoption of SFAS No. 115 (note 1)                $          -             -       599,436
                                                           ==========   ===========    =========

     Transfer of investment securities from held to
       maturity to available for sale at September 30,
       1996 (note 2)                                    $   9,270,179            -            -
                                                            =========   ===========    =========

     Transfer of mortgage-backed securities from held
       to maturity to available for sale at September
       30, 1996 (note 3)                                $   8,284,643            -            -
                                                            =========   ===========    =========


See accompanying notes to consolidated financial statements.

                             CCF HOLDING COMPANY AND SUBSIDIARIES

                          Notes to Consolidated Financial Statements

                              September 30, 1996, 1995, and 1994

(1)   Summary of Significant Accounting Policies
      ------------------------------------------

      CCF Holding Company (the "Parent"), a federally chartered thrift holding company, is a Georgia corporation organized in March 1995 to acquire all of the common stock of Clayton County Federal Savings and Loan Association (the "Association"). On July 11, 1995, the Parent completed an initial public offering of common stock and raised $10,364,008 in net proceeds through the issuance of 1,190,250 common shares, at $10 per share. Concurrently, the Association completed a conversion from a Federally chartered mutual savings and loan association to a Federally chartered stock savings and loan association. Upon the conversion, the Parent acquired all of the outstanding common stock of the Association for $5,182,004, at which time the Association became a wholly owned subsidiary of the Parent. Since the Parent and the Association were under common control, the transaction was accounted for at historical cost in a manner similar to a pooling-of-interests. The Parent and the Association (the "Company") are primarily regulated by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"), and undergo periodic examinations by these regulatory authorities.

      The Company primarily provides single-family residential first mortgage loans and offers various deposit products to individual customers through its main office in Jonesboro, Georgia and two branch offices located in Clayton County, Georgia. The Company primarily competes with other financial institutions in its market area, which it considers to be South Metropolitan Atlanta. CCF Financial Services, Inc. ("CFS") was incorporated in 1996 as a new, wholly owned service corporation of the Association, created for the purpose of engaging in securities and investment advisory activities. CFS has engaged an unrelated third party to provide securities and investment advisory services to customers of the Association and the general public.

      (a) Basis of Presentation
          ---------------------

          The accounting and reporting policies of the Company conform to generally accepted accounting principles and to prevailing practices within the financial institutions industry. The following is a summary of the significant accounting policies that the Company follows in preparing and presenting its consolidated financial statements.

          The consolidated financial statements include the accounts of the Parent, the Association, and CFS. All significant intercompany accounts and transactions are eliminated in preparing the consolidated financial statements.

                                                                    (continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. One estimate that is particularly susceptible to a significant change in the near term relates to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgment about information available to them at the time of their examination.

      (b) Cash and Cash Equivalents
          -------------------------

          For purposes of the consolidated statements of cash flows, the Company considers amounts due from banks and interest-bearing deposits in other financial institutions to be cash equivalents. Generally, interest-bearing deposits in other financial institutions are for one-day periods.

      (c) Investment and Mortgage-Backed Securities
          -----------------------------------------

          The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" at September 30, 1994. Under SFAS No. 115, the Company must classify its investments and mortgage-backed securities in three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not classified as trading or held to maturity are classified as available for sale.

          Investment securities held to maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts over the terms of the related securities. Mortgage-backed securities held to maturity are carried at unpaid principal balances adjusted for unamortized premiums and unaccreted discounts.

          Available for sale securities are reported at fair value, as determined by independent quotations, with unrealized holding gains or losses, net of the related income taxes, excluded from income and reported as a separate component of stockholders' equity, until realized. Any unrealized holding gains or losses included in the separate component of stockholders' equity relating to securities subsequently transferred from available for sale to held to maturity are maintained and amortized into income over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of the premium or discount on the associated security. A decline in the market value below cost of any investment or mortgage-backed security that is deemed other than temporary is charged to income, resulting in the establishment of a new cost basis for the security.

                                                                    (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          Upon adoption of SFAS No. 115, the Company transferred investment and mortgage-backed securities previously accounted for at amortized cost totaling $7,612,064 to available for sale at September 30, 1994. The estimated fair value of such securities at September 30, 1994 totaled $7,422,133, and the Company reported the effect of the change in the method of accounting for these investment and mortgage-backed securities as a separate component of stockholders' equity. The net unrealized holding losses on securities available for sale at September 30, 1994 amounted to $118,289, net of income taxes of $71,642.

          Purchase premiums and discounts are amortized or accreted to interest income over the life of the related security as an adjustment to yield using the effective interest method. For mortgage-backed securities, such amortization and accretion is determined taking into consideration assumed prepayment patterns. Dividend and interest income are recognized when earned. Realized gains and losses for securities sold are included in income on the trade date, and are derived using the specific identification method for determining the cost of securities sold.

      (d) Loans
          -----

          Loans are stated at their unpaid principal balances, less, where applicable, undisbursed proceeds on loans in process, unamortized loan origination fees, and allowance for loan losses.

          Loan origination fees collected, net of certain direct loan origination costs, are deferred and recognized into income using the interest method as an adjustment of the yield over the lives of the underlying loans.

          The Company extends credit to customers throughout its market area, which includes Clayton, Henry, and Fayette Counties. Most of the Company's loans are secured by real estate in these Georgia counties and a substantial portion of its borrowers' ability to repay such loans is dependent upon the economy in the Company's market area.

          The allowance for loan losses is adjusted through provisions for loan losses charged to operations. Loans are charged off against the allowance for loan losses when management believes that the collection of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management has determined to be adequate through its allowance for loan losses methodology to absorb losses inherent in existing loans and commitments to extend credit. The allowance is determined through consideration of such factors as changes in the nature and volume of the portfolio, overall portfolio quality, delinquency trends, adequacy of collateral, loan concentrations, specific problem loans, and economic conditions that may affect the borrowers' ability to pay.

                                                                    (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          During 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 requires impaired loans to be measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent, beginning in fiscal 1996. Loans that are determined to be impaired require a valuation allowance equivalent to the amount of impairment. The valuation allowance is to be established by a charge to the provision for loan losses. In October 1994, the FASB issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," which amends the requirements of SFAS No. 114 regarding interest income recognition and related disclosure requirements. The Company adopted SFAS No. 114 and SFAS No. 118 prospectively on October 1, 1995, and based on the level of impaired loans, the effect of adoption was not material.

          A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. Cash receipts on impaired loans which are accruing interest are applied to principal and interest under the contractual terms of the loan agreement. Cash receipts on impaired loans which the accrual of interest has been discontinued are applied to reduce the principal amount of such loans until the principal has been recovered and are recognized as interest income thereafter.

          Additional funds for lending are provided by selling whole and participating interests in real estate loans. Gains or losses on the sale of such loans are recognized at settlement dates and are computed as the difference between the sales proceeds and the carrying value of the loans. Such gains or losses are adjusted by the amount of any excess servicing fee receivables or payables resulting from the transactions. Such excess servicing fee receivables or payables are amortized using a method approximating a level yield over the estimated remaining life of such loans, taking into account assumed prepayment patterns.

          Interest income is recognized using the simple interest method on the balance of the principal amount outstanding. The accrual of interest income is discontinued on loans which become contractually past due by 90 days. Interest previously accrued but not collected is reversed against current period interest income when such loans are placed on nonaccrual status. Interest accruals are recorded on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

      (e) Premises and Equipment
          ----------------------

          Premises   and   equipment   are  stated  at  cost  less   accumulated
          depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the related assets.


                                                                    (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

      (f) Real Estate Owned
          -----------------

          Real estate acquired through foreclosure, consisting of properties obtained through foreclosure proceedings or acceptance of a deed in lieu of foreclosure, is reported on an individual asset basis at the lower of cost or fair value, less disposal costs. Fair value is determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources. When properties are acquired through foreclosure, any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is recognized and charged to the allowance for loan losses. Subsequent write-downs are charged to a separate allowance for losses pertaining to real estate owned, established through provisions for estimated losses on real estate owned charged to operations. Based upon management's evaluation of the real estate acquired through foreclosure, additional expense is recorded when necessary in an amount sufficient to restore the allowance to an adequate level. Gains recognized on the disposition of the properties are recorded in other income.

          Costs of improvements to real estate are capitalized, while costs associated with holding the real estate are charged to operations.

      (g) Income Taxes
          ------------

          Effective October 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes," by electing to report the cumulative effect of the change in accounting principle, and did not restate any prior periods. The cumulative effect of the change in accounting for income taxes was an increase in the net deferred tax liability of $206,452, which was reported separately in the consolidated statement of income for the year ended September 30, 1994.

          Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

      (h) Net Income Per Share
          --------------------

          Net income per common share is based on the weighted average number of shares outstanding during each period including consideration of common stock equivalents derived from dilutive stock options. During 1996, the dilutive effect of the stock options was not significant.


                                                                    (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

      (i) Recent Accounting Pronouncement
          -------------------------------

          In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 established financial
          accounting   and   reporting   standards  for   stock-based   employee
          compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. Such instruments include stock purchase plans, stock options, restricted stock, and stock appreciation rights. SFAS No. 123 also applies to transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees.

          A new method of accounting for stock-based compensation arrangements with employees is established by SFAS No. 123. The new method is a fair value based method rather than the intrinsic value based method. However, SFAS No. 123 does not require an entity to adopt the new fair value based method for purposes of preparing its basic financial statements. Entities are allowed (1) to continue to use their existing method or (2) adopt the SFAS No. 123 fair value based method. The selected method would apply to all of an entity's compensation plans and transactions.

          SFAS No. 123 requires that an employer's financial statements include certain disclosures about stock-based employee compensation arrangements regardless of the method used to account for them. The accounting requirements of this statement are effective for transactions entered into in fiscal years that begin after December 15, 1995. The disclosure requirements are effective for financial statements for fiscal years beginning after December 15, 1995. The Company has not determined the impact of adopting SFAS No. 123.

(2)   Investment Securities
      ---------------------

     At September 30, 1996 and 1995, investment securities available for sale consisted of the following:

                                                           September 30, 1996
                                                 --------------------------------------------
                                                              Gross      Gross
                                                 Amortized unrealized unrealized    Fair
                                                   cost       gains     losses      value
                                                   ----       -----     ------      -----
      U.S. Treasury and U.S. Government
         agency obligations                  $  11,405,631     11,699    83,549   11,333,781
      Equity security                              782,790    387,335        -     1,170,125
      Municipal securities                         868,807         -     19,332      849,475
                                               -----------   --------  --------  -----------

                                             $  13,057,228    399,034   102,881   13,353,381
                                             =============    =======   =======   ==========



                                                                    (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                                           September 30, 1995
                                                 ----------------------------------------------
                                                              Gross       Gross
                                                 Amortized unrealized  unrealized    Fair
                                                   cost       gains      losses      value
                                                   ----       -----      ------      -----
      U.S. Treasury and U.S. Government
         agency obligations                  $   6,008,546    12,387      20,470   6,000,463
      Equity security                              644,550    45,450          -      690,000
                                                ----------    ------      ------  ----------

                                             $   6,653,096    57,837      20,470   6,690,463
                                             =============    ======      ======   =========

     At September 30, 1996, the Company transferred all investment securities held to maturity to available for sale. At September 30, 1995, investment securities held to maturity consisted of the following:

                                                           September 30, 1995
                                                 --------------------------------------------
                                                              Gross       Gross
                                                 Amortized unrealized  unrealized    Fair
                                                   cost       gains      losses      value
                                                   ----       -----      ------      -----

      U.S. Treasury and U.S. Government
         agency obligations                  $   8,980,890    25,398      55,350   8,950,938
                                                 =========    ======      ======   =========

     In 1996, the Company sold certain investment securities available for sale for $3,000,312, and recognized a net loss of $1,815. In addition, the Company recognized a gain of $7,125 on an investment security held to maturity and called during 1996 for $492,875. The Company did not sell any investment securities in 1995 or 1994.

     The amortized cost and fair values of investments in debt securities at September 30, 1996 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                  Investments
                                                               available for sale
                                                               ------------------
                                                             Amortized
                                                               cost    Fair value
                                                          ------------ ----------

             Due within one year                          $  1,420,936   1,419,877
             Due after one year through five years          10,234,695  10,163,904
             Due after five years                              618,807     599,475
                                                             ---------   ---------

                                                          $ 12,274,438  12,183,256
                                                          ============  ==========

     A U.S. Treasury investment security, with a fair value of $487,650 has been pledged as of September 30, 1996 to secure public deposits. There were no investment securities pledged at September 30, 1995.


                                                                     Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

(3)   Mortgage-Backed Securities
      --------------------------

     At September 30, 1996 and 1995, mortgage-backed securities available for sale consisted of the following:

                                                                         September 30, 1996
                                                   -----------------------------------------------------------------
                                                        Unpaid                   Gross        Gross
                                                       principal   Amortized   unrealized   unrealized      Fair
                                                        balance       cost       gains        losses        value
                                                        -------       ----       -----        ------        -----
Government National Mortgage Association
  Participation  Certificates with interest rates
  primarily  ranging from 6.5% to 10.5%,
  with  scheduled principal maturities at
  various times through 2024                        $ 1,666,901   1,664,651      12,057      92,152   1,584,556
Federal Home Loan Mortgage  Corporation
  Participation  Certificates  with interest rates
  ranging from 5.5% to 10.0%,  with  scheduled
  principal maturities at various times through
  2009                                                3,259,873   3,229,350      41,309      69,656   3,201,003
Federal National Mortgage  Association
  Participation  Certificates,  with interest rates
  ranging  from  5.5% to 7.8%  with  scheduled
  principal maturities at various times through
  2023                                                5,351,084   5,357,364       2,199     120,186   5,239,377
                                                    -----------  ----------      ------     -------  ----------

                                                    $10,277,858  10,251,365      55,565     281,994  10,024,936
                                                    ===========  ==========      ======     =======  ==========


                                                                                September 30, 1995
                                                              ---------------------------------------------------------
                                                                Unpaid                 Gross       Gross
                                                              principal  Amortized  unrealized   unrealized    Fair
                                                               balance    cost         gains       losses      value
                                                               -------    ----         -----       ------      -----

      Federal Home Loan Mortgage  Corporation
        Participation  Certificates  with
        interest rates ranging from 7% to 8%, with scheduled
        principal maturities through 1996                      $487,610   495,379         -   2,249         493,130
                                                                =======   =======        ===  =====         =======


                                                                   (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


     At September 30, 1996, the Company transferred all mortgage-backed securities held to maturity to available for sale. At September 30, 1995, mortgage-backed securities to be held to maturity consist of the following:

                                                                                              September 30, 1995
                                                                            --------------------------------------------------------
                                                                              Unpaid                 Gross       Gross
                                                                             principal  Amortized  unrealized  unrealized    Fair
                                                                              balance    cost        gains       losses      value
                                                                              -------    ----        -----       ------      -----
Government National Mortgage Association  Participation  Certificates with interest  rates  primarily  ranging from 6.5% to 10.5%,  with  scheduled
  principal maturities at various times through 2024                        $1,424,629  1,447,053     31,597      26,553   1,452,097
Federal Home Loan Mortgage  Corporation  Participation  Certificates  with interest  rates  ranging from 5.5% to 10.0%,  with  scheduled  principal
  maturities at various times through 2009                                   2,540,502  2,509,000     76,392       9,435   2,575,957
Federal National  Mortgage  Association  Participation  Certificates  with interest  rates  ranging  from  5.8% to 7.8%  with  scheduled  principal
  maturities at various times through 2023                                   3,424,127  3,446,891     18,486      28,428   3,436,949
                                                                             --------- ----------  ---------   ---------   ---------

                                                                            $7,389,258  7,402,944    126,475      64,416   7,465,003
                                                                            ==========  =========    =======      ======   =========

      There were no mortgage-backed securities pledged at September 30, 1996 or 1995.

In 1996, the Company sold for $371,705 certain mortgage-backed securities available for sale and recognized a net gain of $9,809. The Company did not sell any mortgage-backed securities in 1995 or 1994.

(4)   Loans Receivable

      At September 30, 1996 and 1995, loans receivable consisted of the following:

                                                                      1996           1995
                                                                      ----           ----
         First mortgage loans, substantially secured
            by single family residential dwellings                $ 45,509,936    42,754,387
         Real estate construction loans                              7,056,182     2,777,026
         Other mortgage loans                                        2,698,314     1,719,961
         Consumer and other installment loans                        1,065,437       723,555
                                                                   -----------   -----------
                                                                    56,329,869    47,974,929

         Less:
            Undisbursed proceeds on loans in process                 3,789,924     1,937,278
            Unamortized loan origination fees, net                     500,080       432,460
            Allowance for loan losses                                  540,291       408,848
                                                                   -----------   -----------

                                                                  $ 51,499,574    45,196,343
                                                                   ===========    ==========


                                                                   (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

     At September 30, 1996, the Company had outstanding commitments to originate adjustable rate loans totaling $538,920 and fixed rate loans totaling $298,000 for varying terms.

     As of September 30, 1996 and 1995, loan participations sold to, without recourse, and serviced for others amounted to approximately $8,320,000 and $7,060,000, respectively.

     The following is a summary of transactions in the allowance for loan losses for the years ended September 30, 1996, 1995, and 1994:

                                                              1996         1995       1994
                                                              ----         ----       ----
         Balance at beginning of year                     $   408,848     430,103    360,538
         Provision for losses on loans                        129,831       5,040     68,665
         Loan charge-offs                                          -      (26,295)        -
         Loan recoveries                                        1,612          -        900
                                                             --------     -------    ------

         Balance at end of year                           $   540,291     408,848    430,103
                                                          ===========     =======    =======

      As discussed in note 1, the Company adopted the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," effective October 1, 1995. Prior periods have not been restated.

     Impaired loans at September 30, 1996 totaled $601,000, all of which were classified as non-accrual and valued based on the fair value of the loan's collateral, or loan balance, whichever was less. Impaired loans at September 30, 1996 are summarized as follows:

                                     Without           With impairment allowance
                              impairment allowance     -------------------------
                              --------------------      Loan       Allowance
                                   Loan amount         amount       amount
                                   -----------         ------       ------

         Residential real estate      $601,000               -            -
                                       =======          =======    ========

     The average balance of impaired loans for the year ended September 30, 1996, was approximately $547,000 with interest income of $18,367 recognized during 1996 on such loans.

     Loans are made to officers, directors, and their associates in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons, and do not involve more than the normal credit risk nor present other unfavorable features. The following is a summary of activity during the year ended September 30, 1996 with respect to such aggregate loans to these individuals and their associates:

         Balance at beginning of year                         $   628,407
         New loans                                                114,644
         Principal repayments                                    (264,158)
                                                                  -------

         Balance at end of year                               $   478,893
                                                                  =======

                                                                   (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

     At September 30, 1996 and 1995, the Company had approximately $601,000 and $175,000, respectively, of nonaccrual loans. Interest income on nonaccrual loans in 1996, 1995, and 1994, which would have been reported on an accrual basis, amounted to approximately $18,000, $6,000, and $7,000, respectively.

     The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

     The Company's exposure to credit loss, in the event of nonperformance by the customer for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for recorded loans.

     A summary of the Company's financial instruments with off-balance sheet risk at September 30, 1996 is as follows:

     Financial instruments whose contract amounts represent credit risk -- commitments:

             Mortgage loans:
               Fixed rate                                      $   195,000
               Adjustable rate                                     398,920
             Construction loans:
               Fixed rate                                          103,000
               Adjustable rate                                     140,000
                                                                   -------
                  Total commitments                            $   836,920
                                                               ===========

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral consists primarily of residential real estate.

      In the origination of mortgage loans, the Company enters into adjustable interest rate contracts with caps and floors written with the intent of managing its interest rate exposure. Interest rate caps and floors enable customers and the Company to transfer, modify, or reduce their interest rate risk. At September 30, 1996, adjustable rate mortgage loans with interest rate caps and floors amounted to approximately $28,069,247.

                                                                    (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

(5)   Accrued Interest and Dividends Receivable
      -----------------------------------------

      At September 30, 1996 and 1995, accrued interest and dividends receivable consisted of the following:

                                                             1996       1995
                                                             ----       ----

         Loans                                           $   257,252    236,410
         Investment securities                               180,100    217,410
         Mortgage-backed securities                           73,720     71,028
                                                            --------   --------

                                                         $   511,072    524,848
                                                         ===========    =======

(6)   Premises and Equipment
      ----------------------

      A summary of premises and equipment at September 30, 1996 and 1995 is as follows:

                                                 1996          1995
                                                 ----          ----

         Land                               $    248,273        238,273
         Landscaping                              32,258         32,258
         Office buildings                      1,043,487      1,025,979
         Furniture and equipment                 805,338        558,533
         Construction in progress                 91,856             -
                                               ---------     ---------
                                               2,221,212      1,855,043

         Less accumulated depreciation         1,101,584        989,227
                                              ----------     ----------

                                            $  1,119,628        865,816
                                               =========     ==========

(7)   Required Investment
      -------------------

     Investment in stock of a Federal Home Loan Bank is required of federally insured financial institutions who utilize their services. No ready market exists for the stock and it has no quoted market value. In accordance with SFAS No. 115, the investment is carried at cost.

(8)   Deposits

      At September 30, 1996 and 1995, deposits consisted of the following:

                                                            1996                                    1995
                                          ------------------------------------   -----------------------------------------
                                                                     Weighted                                     Weighted
                                                                      average                                     average
                                                           Range     interest                       Range         interest
                                          Amount         of rates      rate          Amount        of rates         rate
                                          ------         --------      ----          ------        --------         ----

      Noninterest-bearing demand
        deposits                      $ 3,139,469           -    %      -  %      $ 1,735,302          -    %        -  %
      Passbook savings accounts        11,659,255          2.03        2.03        12,020,750         2.75          2.75
      Negotiable order of withdrawal
        accounts                       10,954,623       1.67-2.99      2.12        10,679,838      2.25-2.50        2.69
      Certificates of deposit          36,068,327       2.03-6.46      5.49        36,695,625      2.75-8.45        5.74
                                       ----------                                  ----------

                                      $61,821,674                      3.96%      $61,131,515                       4.08%
                                       ==========                      ====       ===========                       ====


                                                                    (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

      A summary of certificates of deposit by scheduled maturities as of September 30, 1996 follows:

        Maturing in:
          Less than one year                            $   26,248,425
          1-2 years                                          5,979,152
          2-3 years                                          1,240,686
          3-4 years                                          1,427,293
          4-5 years                                          1,172,771
                                                        --------------

                                                        $   36,068,327
                                                        ==============

      At September 30, 1996, the Company had approximately $5,375,000 in time deposits that were greater than or equal to $100,000.

      Interest expense on deposits for the years ended September 30, 1996, 1995, and 1994 is summarized as follows:

                                                          1996        1995         1994
                                                          ----        ----         ----
      Passbook savings accounts                      $    274,209      366,507     390,626
      Negotiable order of withdrawal accounts             235,225      271,371     308,002
      Certificates of deposit                           2,000,916    1,840,991   1,546,132
                                                        ---------    ---------   ---------

                                                     $  2,510,350    2,478,869   2,244,760
                                                        =========    =========   =========

(9)   Income Taxes
      ------------

     As discussed in note 1, the Company adopted SFAS No. 109, "Accounting for Income Taxes," and recorded the cumulative effect of the change in accounting for income taxes of $206,452 as of October 1, 1993. Prior year financial statements have not been restated to apply the provisions of SFAS No. 109.

     The components of income tax expense for the years ended September 30, 1996, 1995, and 1994 are as follows:

                                                         1996        1995       1994
                                                         ----        ----       ----
        Current expense - Federal                    $  451,183     288,216     410,819
        Deferred tax (benefit) expense - Federal       (272,239)      8,365     (70,235)
        Deferred tax (benefit) expense - State          (36,444)     (3,581)     22,416
                                                     ----------     --------    -------

                                                     $  142,500     293,000     363,000
                                                     ==========     =======     =======

      The Company has not incurred current state income taxes due to net operating loss and credit carryforwards for state income tax purposes.

                                                                    (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

      Income tax expense of the Company for the years ended September 30, 1996, 1995, and 1994 differed from the amounts computed by applying the statutory Federal income tax rate of 34% to income before income taxes and cumulative effect of change in accounting principle as follows:

                                                         1996        1995       1994
                                                         ----        ----       ----

        Tax expense at statutory rate                $  209,384     304,826     340,159
        Increase (decrease) in tax expense
          resulting from:
            State income taxes, net of Federal
              tax benefit                               (24,053)     (2,363)     14,795
            Municipal investments                        (3,792)         -           -
            Other, net                                  (39,039)     (9,463)      8,046
                                                       --------    --------    --------

                                                     $  142,500     293,000     363,000
                                                        =======     =======     =======

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 1996 and 1995 are presented below:

                                                                       1996         1995
                                                                       ----         ----

        Deferred tax assets:
          State tax credit carryforwards                           $    51,121      42,744
          Savings Association Insurance Fund assessment payable        149,963        -
          Employee Stock Ownership Plan accrual                         38,261        -
          Management stock bonus plan                                   14,179        -
          Other                                                          9,420       7,807
                                                                      --------    --------
                 Total gross deferred tax assets                       262,944      50,551

          Less valuation allowance                                        -           -
                                                                      --------    --------
                 Net deferred tax assets                               262,944      50,551
                                                                      --------    --------
        Deferred tax liabilities:
          Loans receivable, due to allowance for loan losses            67,357     114,137
          Deferred loan fees                                           194,926     243,966
          Unrealized holding gains on securities available
            for sale                                                    26,300      13,247
          Premises and equipment, primarily due to
            differences in depreciation                                 19,660      21,282
          Federal Home Loan Bank stock dividends                       146,165     146,165
          Prepaid expenses                                              15,072      13,920
                                                                      --------    --------
                 Total gross deferred tax liabilities                  469,480     552,717
                                                                       -------     -------

                 Net deferred tax liabilities                      $   206,536     502,166
                                                                       =======     =======


                                                                    (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

     There was no valuation allowance for deferred tax assets as of September 30, 1996 and 1995. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences resulting in the deferred tax assets become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making the assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the related temporary differences are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

     At September 30, 1996, the Company has state gross receipts tax credit carryforwards of approximately $77,455 which are available to reduce future state income taxes, if any, through 2000.

     Prior to January 1, 1996, the Company was permitted under the Internal Revenue Code ("Code") a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. The provisions of the Code permitted the Company to deduct from taxable income an allowance for bad debts based on the greater of a percentage of taxable income before such deduction or actual loss experience. Retained earnings at September 30, 1996 include approximately $602,000 for which no deferred Federal income tax liability has been recognized. The amounts represent an allocation of income for bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate.

     On August 20, 1996, President Clinton signed legislation which will eliminate the percentage of taxable income bad debt deduction for thrift institutions for tax years beginning after December 31, 1995. This new legislation also requires a thrift to generally recapture the excess of its current tax reserves over its 1987 base year reserves, whereas the base year reserves are frozen from taxation. As the Company has previously provided deferred taxes on this amount, no additional financial statement tax expense should result from this new legislation.

(10)  Federal Home Loan Bank Advances
      -------------------------------

     Federal Home Loan Bank advances at September 30, 1996 consist of unsecured term loans with principal payable at maturity and interest due monthly based on floating daily interest rates, as follows:

            6.05% maturing June 26, 1997                   $      500,000
            6.05% maturing July 17, 1997                          500,000
            6.05% maturing August 15, 1997                        500,000
            6.05% maturing September 19, 1997                   1,000,000
                                                                ---------

                                                            $   2,500,000
                                                            =============

                                                                   (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

(11)  Preferred Stock
      ---------------

      The Company is authorized to issue 1,000,000 shares of no par value serial preferred stock. At September 30, 1996, there were no shares issued and outstanding. The Board of Directors of the Company is authorized to issue serial preferred stock and to fix and state voting powers, designations, preferences, or other special rights of such shares and the qualifications, limitations, and restrictions thereof, subject to regulatory approval but without stockholder approval.

(12)  Employee Benefit Plans
      ----------------------

     (a) 401(k) Profit Sharing Plan
         --------------------------

         During fiscal 1995, the Company adopted a tax-qualified defined contribution profit sharing plan (the "Plan") for the benefit of its employees. All full-time employees become eligible to participate under the Plan after completing one year of service. Under the Plan, employees may voluntarily elect to defer up to 15% of their compensation, not to exceed applicable limits. The first 5% of employees' savings were matched during 1995 by a Company contribution of $2.00 for each $1.00 of employee contribution. Effective October 1, 1995, such Company contributions were $1.00 for each $1.00 of employee contribution. Such matching contributions begin to vest after three years at a rate of 20% per year with full vesting after seven years. Additionally, the Company may contribute an annual discretionary contribution to the Plan based upon a number of factors, such as the Company's retained earnings, profits, regulatory capital, and employee performance.

         Contributions by the Company to the Plan during 1996 and 1995 totaled $29,116 and $60,247, respectively.

     (b) Pension Plan
         ------------

         The Company maintained a noncontributory pension plan which covered substantially all full-time employees of the Company. The benefits were based on years of service and the employee's five highest years of compensation. The Company's philosophy was to fund annually the maximum amount allowable as a deduction for Federal income tax purposes. During fiscal 1995, the Board of Directors of the Company approved the termination of the defined benefit pension plan and the establishment of the 401(k) plan. The defined benefit pension plan went through the process of termination and settlement during 1995, and the plan assets for those participants who were still active employees at time of termination were distributed primarily through deposits into individual retirement plan accounts, with the remainder transferred to the 401(k) plan, or paid in cash. These distributions occurred March 1, 1995. In conjunction with the termination, the Company reversed previously accrued pension cost totaling $84,000, which was recognized as a reduction in salaries and employee benefits expense in 1995.

                                                                   (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

         Pension cost for 1994 was as follows:

             Service cost for benefits earned                   $   68,984
             Interest cost on projected benefit obligations         30,288
             Actual return on plan assets                          (20,794)
             Net amortization and deferral                         (37,622)
                                                                    ------

                      Net pension expense                       $   40,856
                                                                    ======

         No pension expense was recorded during 1996 or 1995 as a result of the Company's termination of the Plan.

     (c)  Employee Stock Ownership Plan
          -----------------------------

          During 1995, the Company also established an employee stock ownership plan (the "ESOP"), for the exclusive benefit of participating employees, who have completed one year of service with the Company and have attained age 21.

          The ESOP is funded by periodic contributions made by the Company in cash or common stock. Benefits to participants may be paid either in shares of the Company's common stock or in cash. The ESOP was approved to borrow funds from the Company to acquire up to 10% of the common stock of the Company. During 1995, the ESOP borrowed $720,000 from the Company to acquire 72,000 shares of Company common stock at $10 per share. The loan is secured by the shares purchased and earnings of the ESOP assets, and is at an interest rate equal to a published prime rate, adjusted quarterly. The loan is to be repaid over a ten-year period at $72,000 per year. The shares purchased are held in a suspense account for allocation among participants as the loan is repaid.

          At September 30, 1996, 18,000 ESOP shares have been allocated to the participating employees. For purposes of computing net income per share, the remaining 54,000 unallocated shares are not considered outstanding until they are committed-to-be-released for allocation. The Company is recognizing as compensation expense the fair market value of the Company's common stock, adjusted at least quarterly, over a ten-year period using the straight-line method. Compensation expense recognized during 1996 and 1995 by the Company totaled $83,434 and $18,000, respectively.

     (d)  Stock Option Plan
          -----------------

          In January 1996, the Company approved a stock option plan (the "Option Plan") whereby 119,025 authorized shares are reserved for issuance by the Company upon exercise of stock options granted to officers, directors, and employees of the Company from time to time. Options constitute both incentive stock options and nonincentive stock options. Options awarded to officers and directors are exercisable at a rate of 20% annually with the first 20% exercisable on the one-year anniversary of the date of grant. Any shares subject to an award which expires or is terminated unexercised will again be available for issuance. The Option Plan has a term of ten years, unless sooner terminated. The exercise price for the purchase of shares subject to an incentive stock option may not be less than 100 percent of the fair market value of the common stock on the date of grant of such option. The exercise price per share for nonincentive stock options shall be the price as determined by an option committee, but not less than the fair market value of the common stock on the date of grant.

                                                                    (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

         Information relating to stock options during fiscal 1996 is as follows:

                                                                                Number     Option
                                                                                of shares  price      Total
                                                                                ---------  ------     -----

             Shares under option at Plan inception                                 -      $  -          -
             Granted - January 23, 1996                                          77,363    12.375    957,367
             Exercised                                                             -         -          -
             Canceled                                                              -         -          -
                                                                                 -------  --------  --------
             Shares under option at September 30, 1996                           77,363   $ 12.375   957,367
                                                                                 ======   ========   =======
             Shares exercisable at September 30, 1996                                -
                                                                                 ======
             Shares available for grant at September 30, 1996                    41,662
                                                                                 ======

     (e) Management Stock Bonus Plan
         ---------------------------

         In January 1996, the Company adopted a Management Stock Bonus Plan ("MSBP"). Under the terms of the MSBP, a total of 47,610 shares of the Company's common stock are available for the granting of awards during a period of up to ten years. In January 1996, certain key employees and directors were awarded a total of 30,942 shares in the form of restricted stock, payable as the recipient's interest in the MSBP vests. At September 30, 1996, none of these shares have vested. Twenty percent of such awards will be vested on January 23, 1997 and 20% annually thereafter.

         The Company contributed $578,464 to the MSBP to purchase Company shares in the open market. Unearned compensation of $371,304 for the 30,942 shares granted was recorded at the date of the award based on the market value of the Company's stock. The unearned compensation, which is shown as a separate component of stockholders' equity, is being amortized over the five-year vesting period. Compensation expense was $37,591 for the year ended September 30, 1996. The remainder of the shares purchased and available for future grants is recorded as treasury stock. Dividends paid on the MSBP shares granted are held in arrears and may be distributed upon the vesting of the shares awarded. Dividends payable on the MSBP shares granted at September 30, 1996 totaled $6,188.

(13)  Fair Values of Financial Instruments
      ------------------------------------

      SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions would significantly affect the estimates. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

                                                                   (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

      Fair value estimates are based on existing on- and off-balance-sheet financial instruments and other recorded assets and liabilities without attempting to estimate the fair value of anticipated future business. In addition, tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

          The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments and certain other assets and liabilities:

          Cash and due from banks: The carrying amounts of cash and due from banks approximate those assets' fair values.

          Interest-bearing   deposits  in  other  financial  institutions:   The
          carrying amounts of interest-bearing deposits in other financial institutions approximate their fair value, due to the short-term nature of these instruments.

          Investment and mortgage-backed securities: Fair values for investment and mortgage-backed securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

          Federal Home Loan Bank stock: The carrying amount is considered a reasonable estimate of fair value.

          Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for all other loans are estimated based upon a discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

          Accrued  interest  and  dividends  receivable:   The  carrying  amount
          approximates fair value, due to the short-term nature of these receivables.

          Off-balance-sheet instruments: Fair values for the Company's off-balance-sheet instruments are based on a comparison with terms, including interest rate and commitment period currently prevailing to enter into similar agreements, taking into account credit standings. The fair values of off-balance-sheet instruments at September 30, 1996 were not material.

          Deposits: Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow analysis that applies interest rates currently being offered on deposits of similar terms of maturity. The carrying amounts of all other deposits, due to their short-term nature, approximate their fair values.

          Federal Home Loan Bank advances: The carrying amounts of the Federal Home Loan Bank advances approximate their fair values as the advances reprice daily based on a floating interest rate.

                                                                    (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

      The estimated fair value of the Company's financial instruments as of September 30, 1996 are as follows:

                                                                    Carrying     Fair
                                                                      value      value
                                                                      -----      -----
                                                                       (In thousands)

      Assets:
         Cash and due from banks                                   $   2,133      2,133
         Interest-bearing deposits in other financial institutions       513        513
         Investment and mortgage-backed securities                    23,685     23,378
         Federal Home Loan Bank stock                                  1,013      1,013
         Loans receivable, net                                        51,500     52,548
         Accrued interest receivable                                     511        511

      Liabilities:
         Deposits:
          Noninterest-bearing demand deposits                          3,139      3,139
          Interest-bearing demand and savings                         22,614     22,614
          Certificates of deposit                                     36,068     36,145
         Federal Home Loan Bank advances                               2,500      2,500


                                                                   (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

(14)  Parent Company Financial Information
      ------------------------------------

      The following represents condensed financial information of the Parent. The Parent's investment in the Association is reported on an equity basis.

                            Condensed Balance Sheets

                           September 30, 1996 and 1995

                                Assets                                1996           1995
                                ------                                ----           ----

         Investment securities available for sale, at fair value  $  1,170,125       690,000
         Note receivable from Association                            1,064,136     4,601,428
         Investment in of Association, at equity                    12,214,811    12,069,380
         Land                                                           10,000            -
         Other assets                                                  101,372            -
                                                                    ----------    ----------

                  Total assets                                    $ 14,560,444    17,360,808
                                                                    ==========    ==========

                 Liabilities and Stockholders' Equity
                 ------------------------------------

         Liabilities:
            Deferred income taxes                                 $    146,103        17,145
            Federal income taxes (receivable) payable                  (25,563)       21,905
                                                                    ----------    ----------
                                                                       120,540        39,050
                                                                    ----------    ----------

         Stockholders' equity:
            Common stock                                               119,025       119,025
            Additional paid-in capital                              10,971,714    10,964,983
            Retained earnings                                        6,809,054     6,935,879
            Unearned ESOP shares                                      (630,000)     (720,000)
            Unearned compensation                                     (371,304)           -
            Treasury stock, at cost, 206,918 shares                 (2,502,009)           -
            Net unrealized holding gains on investment
              securities available for sale                             43,424        21,871
                                                                    ----------    ----------
                  Total stockholders' equity                        14,439,094    17,321,758
                                                                    ----------    ----------

                  Total liabilities and stockholders' equity     $  14,560,444    17,360,808
                                                                    ==========    ==========


                                                                    (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                         Condensed Statements of Income
                         ------------------------------

          For the Year ended September 30, 1996 and for the Period from March 23, 1995 (date of incorporation) to September 30, 1995

                                                                     1996            1995
                                                                     ----            ----

Interest income from Association                                $   203,450          63,974
Other operating income                                                9,775              -
Other operating expenses                                            (14,647)             -
Income tax expense                                                  (62,047)        (21,905)
                                                                   --------        --------
         Income before equity in undistributed
            income of Association                                   136,531          42,069

Equity in undistributed income of Association                       336,805         561,479
                                                                    -------         -------

         Net income                                             $   473,336         603,548
                                                                    =======         =======


                                                                   (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                       Condensed Statements of Cash Flows
                       ----------------------------------

          For the Year ended September 30, 1996 and for the Period from March 23, 1995 (date of incorporation) to September 30, 1995

                                                                      1996           1995
                                                                      ----           ----

Cash flows from operating activities:
   Net income                                                   $     473,336        603,548
   Adjustment to reconcile net income to net cash
     (used in) provided by operations:
       Equity in undistributed income of Association                 (336,805)      (561,479)
       Increase in other assets                                      (101,372)            -
       Federal income taxes (receivable) payable                      (47,468)        21,905
                                                                   ----------    -----------
         Net cash (used in) provided by operating activities          (12,309)        63,974
                                                                   ---------     -----------

Cash flows from investing activities:
   Purchase of investment security                                   (138,240)      (644,550)
   Purchase of land                                                   (10,000)            -
   Acquisition of Association                                              -      (5,182,004)
   Net change in loan to Association                                3,537,292     (4,601,428)
                                                                    ---------     ----------
         Net cash provided by (used in) investing activities        3,389,052    (10,427,982)
                                                                    ---------     ----------

Cash flows from financing activity:
   Proceeds from sale of common stock, net of issuance costs               -      10,364,008
   Treasury stock purchased                                        (2,299,490)            -
   Dividends paid                                                    (600,161)            -
   Contribution to management stock bonus plan                       (578,464)            -
   ESOP shares allocated                                              101,372             -
                                                                   ----------    -----------
         Net cash used in financing activities                     (3,376,743)    10,364,008
                                                                    ---------     ----------

         Increase in cash and cash equivalents                             -              -

Cash and cash equivalents at beginning of period                           -              -
                                                                    ---------     ----------

Cash and cash equivalents at end of year                           $       -              -
                                                                    =========     ==========

                                                                    (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

     On July 11, 1995, the Parent completed an initial public offering of common stock and raised $10,364,008 in proceeds, net of issuance costs of $818,492. For purposes of presenting net income per share, only postconversion net income is considered.


     At the time of conversion, the Association established a "liquidation account" in an amount equal to the regulatory capital of the Association as shown on its latest statement of financial condition contained in the final prospectus used in connection with the conversion. The liquidation account will be maintained for the benefit of depositors, as of the eligibility record date, June 30, 1993, or supplemental eligibility record date, March 31, 1995, who continue to maintain their deposits in the Association after conversion. In the event of a complete liquidation (and only in such an event), each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then current adjusted balance for deposits then held, before any liquidation distribution may be made with respect to the stockholders.
     Except for the repurchase of stock and payment of dividends by the Association, the existence of the liquidation account will not restrict the use or application of regulatory capital.

     The amount of dividends paid to the Parent from the Association is limited by various regulatory agencies. Under the regulations of the Office of Thrift Supervision ("OTS"), the Association is not permitted to pay dividends on its stock after the conversion if its regulatory capital would thereby be reduced below (i) the amount then required for the aforementioned liquidation account or (ii) the Association's regulatory capital requirements. In addition, for a period of three years after conversion, the Association may not without prior approval of the OTS declare or pay a cash dividend on or repurchase any of the stock in an amount in excess of 50% of the greater of (1) the Association's net income for the fiscal year in which the dividend is declared or the repurchase is made or (2) the average of the Association's net income for the current fiscal year and no more than two of the immediately preceding fiscal years. As a result of these regulatory limitations, at September 30, 1996, the Parent's investment in the Association was substantially restricted from transfer by the Association to the Parent in the form of cash dividends.

(15) Regulatory Matters
     ------------------

     The Company is required to maintain noninterest-bearing cash reserve balances. The aggregate average cash reserve balances to be maintained at September 30, 1996 to satisfy the regulatory requirement was $195,000.

     The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

                                                                    (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

     Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 1996, that the Association meets all capital adequacy requirements to which it is subject.

     As of September 30, 1996, the most recent notification from the Office of Thrift Supervision categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Association must maintain minimum total risk- based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Association's capital category.

     The Association's actual capital amounts and ratios are also presented in the table below.

                                                                                             Minimum to be well
                                                                  Minimum for                capitalized under
                                                                    capital                  prompt corrective
                                             Actual             adequacy purposes            action provisions
                                   -------------------   -------------------------------  ----------------------------
                                 Amount   Ratio        Amount        Ratio                    Amount      Ratio
                                 ------   -----        ------        -----                    ------      -----
As of September 30, 1996:
  Total capital - risk-based
  (to risk-weighted assets)  $  12,951,093   38% $   2,755,360  greater than or equal to 8% $3,444,200  greater than or equal to 10%
  Tier I capital - risk-based
  (to risk-weighted assets)     12,412,619   36      1,377,680  greater than or equal to 4   2,066,520  greater than or equal to 6
  Tier I capital - leverage
  (to average  assets)          12,412,619   16      3,136,880  greater than or equal to 4   3,921,100  greater than or equal to 5

As of September 30, 1995:
  Total capital - risk-based
  (to risk-weighted assets)     12,471,662   39      2,530,320  greater than or equal to 8   3,162,900  greater than or equal to 10
  Tier I capital - risk-based
  (to risk-weighted assets)     12,075,814   38      1,265,160  greater than or equal to 4   1,897,740  greater than or equal to 6
  Tier I capital - leverage
  (to average assets)           12,075,814   15      3,165,708  greater than or equal to 4   3,957,135  greater than or equal to 5


(16)    Commitments and Contingencies
        -----------------------------

     (a) Employment Agreements
         ---------------------

         The Company entered into an employment agreement with its president and chief executive officer on January 26, 1995. As renewed, the employment agreement is for a term of four years with a base salary of $100,000. The agreement may be terminated by the Company for "just cause" as defined in the agreement. If the Company terminates without just cause, the president will be entitled to a continuation of salary from the date of termination through the remaining term of the agreement. The employment agreement contains a provision stating that in the event of involuntary termination of employment in connection with, or within one year after, any change in control of the Company, the president will be paid a lump-sum equal to 2.99 times his "base" salary (five-year average). The agreement may be renewed annually by the Board of Directors upon a determination of satisfactory performance within the Board's sole discretion.

                                                                    (Continued)

                      CCF HOLDING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

         The Company entered into an employment agreement with its Chief Administrative Officer on July 15, 1996. The employment agreement is for a term of two years with a base salary of $80,000. The agreement may be terminated by the Company for "just cause" as defined in the agreement. If the Company terminates without just cause, this officer will be entitled to a continuation of salary from the date of termination through the remaining term of the agreement. The employment agreement contains a provision stating that in the event of involuntary termination of employment in connection with, or within one year after, any change in control of the Company, the officer will be paid a lump sum equal to 2.99 times his "base salary" (five-year average). The agreement may be renewed annually by the Board of Directors upon a determination of satisfactory performance within the Board's sole discretion.

(17)  Savings Association Insurance Fund Assessment
      ---------------------------------------------

      On September 30, 1996, the Deposit Insurance Funds Act of 1996 was passed which, among other provisions, empowered the Federal Deposit Insurance Corporation to impose a special assessment on Savings Association
      Insurance Fund ("SAIF") assessable deposits of depository institutions. This special assessment, which is based on SAIF-assessable deposits at March 31, 1995, is intended to recapitalize the SAIF. The special assessment is 65.7 basis points per $100 of insured deposits. Based on the Company's level of insured deposits held on March 31, 1995, the Company has recorded a charge against earnings for its accrual of the assessment totaling $397,568 at September 30, 1996.

(18)  Subsequent Events
      -----------------

     On December 9, 1996, the Company's board of directors approved a change in the Company's year-end from September 30 to December 31.

     During the first quarter of fiscal 1997, the Company acquired tracts of land in both Fayetteville, Georgia and McDonough, Georgia for the purpose of constructing future branch sites. The combined purchase price of the properties totaled approximately $600,000.

                             CCF HOLDING COMPANY

                              101 N. Main Street
                           Jonesboro, Georgia 30236

                                (770) 478-8881

             CLAYTON COUNTY FEDERAL SAVINGS AND LOAN ASSOCIATION

Forest Park Branch Office          Main Office             Morrow Branch Office
     822 Main Street            101 N. Main Street        2236 Lake Harbin Road

   Forest Park, Georgia         Jonesboro, Georgia           Morrow, Georgia

                  Board of Directors of CCF Holding Company
                                     and

             Clayton County Federal Savings and Loan Association

            John B. Lee, Jr.                          Edwin S. Kemp, Jr.
            Chairman of the Board                     Attorney at Law
            Public Relations Consultant to Spartan
            Lincoln-Mercury, Inc. and Loewen Group    David B. Turner
            International, Inc.                       President and Chief
                                                        Executive Officer

            Joe B. Mundy                              Charles S. Tucker
            Retired (Former circuit court clerk)      Retired (former county
                                                        agent for University
                                                        of Georgia)

            Leonard A. Moreland
            Executive Vice President*

-------------------------
* Director of Association only

                 Executive Officers of CCF Holding Company and
              Clayton County Federal Savings and Loan Association

                 David B. Turner                      Leonard A. Moreland
          President and Chief Executive Officer      Executive Vice President

                 Thomas L. Sawyer                       Edith W. Stevens
         Vice President and Chief Financial Officer  Vice President and Chief
                                                        Operating Officer

                Richard P. Florin                        Charles S. Tucker
               Senior Vice President                  Secretary and Treasurer

                       -----------------------------------

Corporate Counsel                       Independent Auditors
Edwin S. Kemp, Jr., Esquire             KPMG Peat Marwick LLP
101 North Main Street                   303 Peachtree Street, N.W.
Suite 203                               Suite 2000
Jonesboro, Georgia  30236               Atlanta, Georgia  30308

Special Counsel                         Transfer Agent and Registrar
Malizia, Spidi, Sloane & Fisch, P.C.    Registrar & Transfer Company
One Franklin Square                     10 Commerce Drive
1301 K Street, N.W., Suite 700 East     Cranford, New Jersey  07016
Washington, D.C. 20005                  (908) 272-8511

                   ------------------------------------------

The Company's Annual Report for the year ended September 30, 1996 on Form 10-KSB is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write or call David B. Turner, President and Chief Executive Officer at the Company's Office in Jonesboro, Georgia. The Annual Meeting of Stockholders will be held on January 23, 1997 at 4:30 p.m. at the office of the Company.