Form 10KSB, Exhibit 13
period 1997-12-31
CCF HOLDING CO
filed 1998-03-31
CIK 943033

EXHIBIT 13

                               CCF HOLDING COMPANY

                                  ANNUAL REPORT
                               For the Year Ended
                                December 31, 1997

                               CCF HOLDING COMPANY
                                  ANNUAL REPORT



                                TABLE OF CONTENTS



Letter to Stockholders                                                        1


Corporate Profile and Stock Market Information                                2


Selected Financial and Other Data                                             4


Management's Discussion and Analysis or Plan of Operation                     7


Independent Auditors' Report                                                  16


Consolidated Financial Statements                                             17


Notes to Consolidated Financial Statements                                    22


Office Locations and Other Corporate Information                              49

                           [CCF HOLDING COMPANY LOGO]






March 18, 1998


Dear Fellow Stockholders:

We are proud to report that 1997 has been a very successful year for Heritage Bank.

The Bank has undergone many changes during the year, the most obvious perhaps was our name. We feel that the "Heritage Bank" name more accurately reflects our new approach to business and reflects favorably on our past success.

Accomplishments since our last annual report include asset growth of over $44,000,000, the opening of two new offices in neighboring counties of Fayette and Henry, an increase in stock price of more than $7.00 per share, a payment of $0.70 (restated for a 10% stock dividend) per share in dividends and a Bank now positioned to compete on a much broader scale in the highly competitive financial services industry.

The Board of Directors appreciates your continued support and confidence. Through the collective efforts of our loyal management team, and employees, we are pleased to report the financial results that are detailed in the following pages.

We are eagerly looking forward to 1998. Banking has never been brighter at Heritage Bank.

Very truly yours,


/s/D.B. Turner
--------------
D.B. Turner
President and CEO

                               CCF HOLDING COMPANY

Corporate Profile and Related Information

CCF Holding Company (the "Company") is a Georgia corporation organized in March 1995 at the direction of Heritage Bank (the "Bank") in connection with the Bank's conversion from a mutual to stock form of organization (the "Conversion"). On July 11, 1995, the Bank completed the Conversion and became a wholly owned subsidiary of the Company. The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided the Bank retains a specified amount of its assets in housing-related investments.

The Bank is a federally chartered stock savings and loan association which originally commenced business in 1955. The Bank's primary market area is currently Clayton, Fayette and Henry Counties, where the Bank operates five offices. The market area is part of the Atlanta, Georgia metropolitan statistical area. To a much lesser extent, the Bank also makes loans in the surrounding Georgia counties of Coweta, Rockdale, Spalding, and Lamar. The Bank is subject to examination and comprehensive regulation by the Office of Thrift
Supervision ("OTS") and its deposits are federally insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is a member of and owns capital stock in the Federal Home Loan Bank ("FHLB") of Atlanta, which is one of the 12 regional banks in the FHLB System.

The Bank attracts deposits from the general public and uses such deposits primarily to invest in and originate commercial, residential and consumer loans and, to a lesser extent, to invest in investment securities. The principal sources of funds for the Bank's lending activities are deposits, Federal Home Loan Bank borrowings and the amortization, repayment, and maturity of loans and investment securities. The Bank does not rely on brokered deposits. Principal sources of income are interest on loans and investment securities. The Bank's principal expense is interest paid on deposits.

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

                                                                                                    Dividends          Dividends
Date                                                            High                Low             Declared(1)          Paid(1)
----                                                            ----                ---             -----------          -------

October 1, 1995 to December 31, 1995                           $12.75             $11.25               $.32              $  --

January 1, 1996 to March 31, 1996                               12.75              11.50                 --                .32

April 1, 1996 to June 30, 1996                                  12.50              11.31                .18                 --

July 1, 1996 to September 30, 1996                              13.25              11.50                 --                .18

October 1, 1996 to December 31, 1996                            13.40              11.70                .45                 --

January 1, 1997 to March 31, 1997                               15.00              13.40                 --                .45

April 1, 1997 to June 30, 1997                                  15.23              14.31                .25                 --

July 1, 1997 to September 30, 1997                              15.45              15.00                 --                .25

October 1, 1997 to December 31, 1997                            21.00              15.56                .27                 --


----------------------------
(1)      Restated to reflect a 10% stock dividend declared on December 16, 1997.


The number of shareholders of record of Common Stock as of December 31, 1997, was approximately 400, inclusive of the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 31, 1997, there were 899,024 shares outstanding, net of 7,686 shares held as treasury shares. The Company's ability to pay dividends to stockholders is primarily dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion, or (2) the regulatory capital requirements imposed by the OTS. As a result of these regulatory limitations, at December 31, 1997, approximately $8,182,000 of the Company's investment in the Bank was restricted from transfer by the Bank to the Company in the form of cash dividends.

Change in Reporting Periods

On December 10, 1996, the Company's Board of Directors approved a change in the Company's year end from September 30 to December 31. The Company filed a transition report on Form 10-QSB for the period from October 1, 1996 to December 31, 1996. The Company did not recast prior year financial statements on a calendar year basis so as to compare operating results for the year ended December 31, 1997 to the year ended December 31, 1996 due to the fact that operating results for 1996 on a calendar year basis and comparative discussions of operating results would not have differed significantly from what is currently presented in "Management's Discussion and Analysis or Plan of Operation."

                        SELECTED FINANCIAL AND OTHER DATA
                        ---------------------------------
                                                          At December 31,                         At September 30,
                                                          --------------- -------------------------------------------------------

                                                               1997           1996           1995          1994           1993
                                                               ----       -----------   ------------   -----------   ------------
Financial Condition (Dollars in thousands)

Total Amount of:

  Assets                                                      $124,956       $80,283        $79,822       $69,080        $71,115

  Loans receivable, net                                         97,541        51,500         45,196        44,244         47,255

  Mortgage-backed securities                                     1,838        10,025          7,896         6,804          7,079

  Investment securities                                          9,722        13,353         15,671        12,795          9,528

  Liabilities                                                  113,436        65,843         62,501        62,866         65,214

  Deposits                                                      91,201        61,822         61,132        61,598         64,050

  Securities sold under agreements to
    repurchase                                                   2,393            --             --            --             --

  FHLB advances                                                 18,510         2,500             --            --             --

  Stockholders' equity                                          11,520        14,440         17,322         6,214          5,901


Other Data:

  Net income                                                       137           473            604           431            739

  Average assets                                                99,675        79,348         72,229        70,533         71,627

  Average equity                                                11,934        16,733          8,973         6,061          5,540

  Full service offices(1)                                            5             1              1             1              1


----------------------
(1) During 1997, the Bank opened two new offices and converted two existing customer service facilities into full service offices.

                                                      Year Ended
                                                      December 31,                      Year Ended September 30,
                                                   ------------------     ---------------------------------------------------------
                                                          1997               1996          1995            1994            1993
                                                   ------------------     ----------   -------------   -------------   ------------
Summary of Operations
(Dollars in thousands)

Total interest income                                   $7,605               5,573          $5,021          $4,872         $5,248

Total interest expense                                   3,921               2,527           2,479           2,245          2,637
                                                         -----               -----           -----           -----          -----

  Net interest income                                    3,684               3,046           2,542           2,627          2,611

Provision for loan losses                                  126                 130               5              69             98
                                                        ------              ------          ------          ------         ------

  Net interest income after provision
    for loan losses                                      3,558               2,916           2,537           2,558          2,513

Other income                                             1,394                 415             328             346            362

Other expenses(1)                                        4,746               2,715           1,968           1,904          1,750
                                                         -----               -----           -----           -----          -----

Income before income taxes and cumulative
  effect of change in accounting principle                 206                 616             897           1,000          1,125

Income tax expense                                          69                 143             293             363            386
                                                        ------               -----          ------          ------         ------

Income before cumulative effect of change
in accounting principle                                    137                 473             604             637            739

Cumulative effect of change in
  accounting principle                                      --                  --              --             206             --
                                                       -------              ------          ------          ------        -------

  Net income                                          $    137             $   473         $   604         $   431        $   739
                                                       =======              ======          ======          ======         ======



(1) For 1996, included a $398,000 one time assessment to recapitalize the Savings Association Insurance Fund ("SAIF") of the FDIC.

                                                    At or for
                                                    the Year
                                                      Ended
                                                  December 31,                 At or for the Year Ended September 30,
                                                  ------------      -------------------------------------------------------------
                                                      1997               1996            1995           1994            1993
                                               ------------------   --------------   ------------   -------------   -------------
Key Operating Ratios

Performance Ratios:

Return on average assets (net income
  divided by average total assets)                      0.14%            0.60%          0.84%           0.61%           1.03%

Return on average equity (net income
  divided by average equity)                            1.14%            2.83%          6.73%           7.11%          13.34%

Average interest-earning assets to
  average interest-bearing liabilities                112.88%          122.83%        110.75%         106.50%         106.69%


Net interest rate spread                                3.36%            3.15%          3.31%           3.68%           3.52%

Net yield on average interest-earning
  assets                                                3.90%            4.04%          3.70%           3.89%           3.77%

Net interest income after provision for
  loan losses to total other expenses                  74.97%          107.40%        128.93%         134.38%         143.59%

Basic earnings per share (1)                          $ 0.17           $ 0.45          $0.17              N/A             N/A

Diluted earnings per share(1)                         $ 0.16            $0.43          $0.17              N/A             N/A

Capital Ratios:

Book value per share (1)                              $12.81           $13.35         $13.23              N/A             N/A

Average equity to average assets
  (average equity divided by average
  total assets)                                        11.97%           21.09%         12.42%           8.59%           7.73%

Equity-to-assets (End of Period)                        9.22%           17.99%          21.7%           9.00%           8.30%



Asset Quality Ratios:

Non-performing loans to total loans, net                0.38%            1.17%          0.39%           0.41%           2.31%

Non-performing loans to total assets                    0.29%            0.75%          0.22%           0.26%           1.53%

Allowance for loan losses to
  nonperforming loans                                 182.93%           89.90%        233.71%         237.63%          33.15%

------------------------
(1) There were no shares outstanding prior to the consummation of the Company's initial public offering on July 11, 1995. For purposes of presenting net income per share for the year ended September 30, 1995, only post Conversion net income is considered. All per share data has been restated to reflect a 10% stock dividend declared on December 16, 1997 and paid on January 2, 1998.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                              OR PLAN OF OPERATION

General

The earnings of the Company depend primarily on the earnings of the Bank. The largest components of the Bank's net income are net interest income, which is the difference between interest income and interest expense, and other income derived primarily from loan origination and commitment fees. Consequently, the Bank's earnings are dependent on its ability to originate loans, net interest income, and the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's net income is also affected by its provision for loan losses and foreclosed real estate as well as the amount of other expenses, such as salaries and employee benefits, occupancy and equipment, and federal deposit insurance premiums. Earnings of the Bank also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies, and actions of regulatory authorities.

Business Strategy

The Bank's business strategy is to endeavor to be a flexible, efficient, and financially stable community financial services institution providing a range of real estate lending services, commercial lending, and consumer financial products primarily to the Clayton, Fayette, and Henry County, areas of Georgia. The management of the Bank has identified and sought to pursue four primary strategic objectives: (1) maintain an adequate amount of regulatory capital; (2) reduce interest rate risk; (3) maintain good asset quality through continued emphasis on well underwritten consumer, commercial, and residential lending; and
(4) broaden our product and customer base to become a more diversified financial institution.

          1. Regulatory Capital. Prior to the Conversion, the Bank sought to manage its size and asset quality in order to allow its capital ratios to increase in order to comply with and safely exceed the regulatory capital requirements. During this period, management did not price its deposits competitively by increasing interest rates paid, which to a limited extent, allowed the deposit base to shrink. To further this strategy, the Bank did not aggressively seek to increase its market share of loans nor to expand the market area for lending. This strategy resulted in the Bank increasing its capital ratios, and when combined with the proceeds from the Conversion, the Bank's capital was well in excess of all of its risk-based capital requirements. The Bank has used the proceeds from the Conversion to expand its product line and branch network in order to increase deposit and loan growth. In addition, the Company has, on occasion, repurchased shares of its common stock in order to manage excess capital and increase stockholder value. The Bank continues to exceed all regulatory capital guidelines.

          2. Reduction of Interest Rate Risk. The Bank manages its interest rate risk through the origination of adjustable-rate loans when market conditions permit. The emphasis in the loan portfolio will be to increase the volume of loans that reprice at least annually, which will generally match the repricing of its liabilities.

          3. Asset Quality. The Bank continues to seek to maintain its asset quality through detailed underwriting and thorough analysis of its loan requests. At December 31, 1997, the Bank's ratio of nonperforming loans to total loans was .4% and to total assets was .3%.

          4. Product and Customer Base. The Bank opened two new offices and increased the size of its loan portfolio by approximately $44 million between September 30, 1996 and December 31, 1997. The Bank also expanded the activities of its customer service facilities so that all five of our locations are now full service branches. As a result of these changes, loans receivable, net increased 89% between September 30, 1996 and December 31, 1997. These increases were mainly in commercial lending (primarily real estate mortgages) and, to a lesser extent, construction lending (primarily residential) as the Bank begins to provide more of the products and services that are offered by its competitors, including commercial banks. Likewise, the Bank's deposits increased by nearly 48% from $61.8 million at September 30, 1996 to $91.2 million at December 31, 1997 as a way to fund some of this loan growth. The Bank has also funded some of this loan growth by borrowing more funds as it strives to provide its increasing number of loan products to more customers in its market area. During 1998, it is expected that the Bank's commercial and consumer lending will continue to increase in relation to its residential mortgage lending and will include some indirect lending, primarily loans for home improvement and water craft. The Bank will seek to continue to expand its customer base through advertising, direct mail and one on one personal visits with prospective customers.

The management of the Bank believes that there are opportunities for growth within the Bank's primary market area and adjacent market areas, and the Bank intends to manage the growth of deposits and loans in a manner that will ensure its ability to comply with current and future capital requirements as well as manage interest rate risk. As is discussed below, with this growth comes new risks, and the ability of the Bank to successfully complete the dramatic changes it has begun will in large measure directly impact its financial condition and results of operation in future periods. This growth is designed to allow the Bank to become more like a commercial bank and compete on a broader scale in the highly competitive financial services industry.

Asset and Liability Management

Interest Rate Sensitivity. The ability to maximize net interest income is largely dependent upon achieving a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. The Bank, like many other thrift institutions, is subject to interest rate risk as a result of the difference in the maturity of interest-bearing liabilities (including deposits) and interest-earning assets (including loans) and the volatility of interest rates. Because most deposit accounts, given their shorter terms to maturity, react more quickly to market interest rate movements than do traditional mortgage loans, increases in interest rates may have an adverse effect on the Bank's earnings. The Bank is reducing this exposure by diversifying the loan portfolio to include more consumer and commercial loans at primarily variable rates. Consumer and commercial loans by their nature have shorter maturities.

The Bank's net interest rate spread was 3.31% for the year ended September 30, 1995, 3.15% for the year ended September 30, 1996 and 3.36% for the year ended December 31, 1997. Results of the Company's cumulative interest sensitivity gap analysis indicate that a fluctuation in interest rates would have only a slight impact on the Bank's net interest rate spread and earnings as the ratio of interest sensitive assets to interest sensitive liabilities in the one year time frame approximates one.

The Bank attempts to manage the interest rates it pays on deposits while maintaining a stable deposit base and providing quality services to its customers. The Bank has continued to rely primarily upon deposits as its source of funds. To the extent the Bank is unable to invest these funds in loans originated in the Bank's market area, it will continue to purchase (i) mortgage-backed securities and (ii) high quality investment securities.

In an effort to manage interest rate risk and protect it from the negative effect of increases in interest rates, the Bank has instituted certain asset and liability management measures, including the following: 1) reduce the maturities or terms to reprice interest-earning assets by emphasizing the origination of adjustable rate loans and the purchase of relatively short-term interest-earning investments and mortgage-backed securities; 2) lengthen the maturities of interest-bearing liabilities by encouraging depositors to invest in longer term deposit products offered by the Bank; 3) increase the amount of less rate-sensitive deposits by actively seeking demand deposit accounts; and 4) encourage long-term depositors to maintain their accounts with the Bank through expanded customer products and services.

Average Balance Sheets. The following table sets forth certain information relating to the Bank's average balance sheets and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

                                                                           For the Year  Ended         For the Year Ended
                                                        At December 31,         December 31,              September 30,
                                                  ---------------------- ------------------------- ----------------------------
                                                             1997                   1997                      1996
                                                  ---------------------- ------------------------- ----------------------------
                                                                Weighted          Interest                  Interest
                                                     Historical  Average Average   Income/         Average   Income/
                                                       Balance    Rates  Balance   Expense  Yield  Balance   Expense  Yield
                                                       -------    -----  -------   -------  -----  -------   -------  -----
                                                                                   (Dollars in Thousands)

Assets
    Interest-earning assets:
    Loans(1)                                         $ 97,541      8.36% $82,973   $6,937    8.36% $47,293  $3,844     8.13%
    Mortgage-backed securities                          1,838      6.17    3,483      183    5.25    9,526     618     6.49
    Investment securities                               9,722      6.15    5,679      335    5.90   15,597     920     5.90
    FHLB Stock                                          1,013              1,013       74    7.31    1,013      74     7.31
    Interest-earning deposits in other
      financial institutions                            4,384      5.43    1,309       76    5.81    1,986     117     5.89
                                                      -------             ------   ------    ----   ------   -----     ----
      Total interest-earning assets                   114,498             94,457    7,605    8.05   75,415   5,573     7.39
                                                                                   ------    ----            -----     ----
 Other noninterest-earning assets                      10,458              5,218                     3,933
                                                      -------             ------                    ------
      Total assets                                   $124,956            $99,675                   $79,348
                                                      =======             ======                    ======
Liabilities and stockholders' equity:
  Interest-bearing liabilities:
    Demand deposits                                   $22,240      3.82  $15,477      473    3.06   11,240     236     2.10
    Passbook savings                                       --        --       --       --      --   11,817     274     2.32
    Regular savings                                     9,962      2.50   10,771      231    2.14       --      --       --
    Time deposits                                      54,451      5.67   48,143    2,721    5.65   36,140   2,001     5.54
    FHLB advances                                      18,510      6.50    9,154      489    5.34      423      16     3.78
    Securities sold under agreements to
      repurchase                                        2,393      5.15      135        7    5.15       --      --       --
                                                     --------               ----   ------    ----   ------  ------      -----
      Total interest-bearing liabilities              107,556             83,680    3,921    4.69   59,620   2,527     4.24
                                                      -------             ------   ------    ----   ------   -----     ----
Other noninterest-bearing liabilities                   5,880              4,061                     2,995
Stockholders' equity                                   11,520             11,934                    16,733
                                                      -------             ------                    ------
      Total liabilities and stockholders' equity     $124,956            $99,675                   $79,348
                                                      =======             ======                    ======
Excess of interest-earning assets
  over interest-bearing liabilities                    $6,942            $10,777                   $14,019
                                                        =====             ======                    ======
Ratio of interest-earning assets
  over interest-bearing liabilities                   106.45%            112.88%                   122.83%
                                                      ======             ======                    ======
Net interest income                                                                $3,684                   $3,046
                                                                                    =====                    =====
Net interest spread(2)                                                                       3.36%                     3.15%
                                                                                            =====                     =====
Net yield on average                                                                         3.90%                     4.04%
                                                                                            =====                     =====
  interest-earning assets(3)

------------------------------
(1)  Average balances include nonaccrual loans.
(2) Net interest spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net yield on average interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Bank's interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided as to changes in volume (change in volume multiplied by old rate) and changes in rates (change in rate multiplied by old volume). The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

                                                       Years Ended December 31, 1997 and
                                                           September 30, 1996 and 1995
                                       ----------------------------------------------------------------
                                             1997 compared to 1996         1996 compared to 1995
                                       --------------------------------  ------------------------------
                                                Changes due to                 Changes due to
                                       --------------------------------  ------------------------------
                                                    Rate/                            Rate/
                                         Volume     Yield      Total     Volume      Yield      Total
                                         ------     -----      -----     ------      -----      -----
                                                               (In Thousands)
Interest income:
  Loans                                $ 3,013    $    80    $ 3,093    $   240    $    26    $   266
  Mortgage-backed securities              (312)      (123)      (435)       190       --          190
  Investment securities                   (585)         0       (585)       146         51        197
  FHLB Stock                                --         --         --         --         --         --
  Interest-earning deposits in other
    financial institutions                 (39)        (2)       (41)      (104)         3       (101)
                                       -------    -------    -------    -------    -------    -------


      Total interest income            $ 2,077    $   (45)   $ 2,032    $   472    $    80    $   552
                                       =======    =======    =======    =======    =======    -------

Interest expense:
   Demand deposits                     $    65    $   172    $   237    $    10    $   (45)   $   (35)
   Passbook savings                        (21)       (22)       (43)       (52)       (41)       (93)
   Time deposits                           708         12        720         21        139        160
   FHLB advances                           467          6        473         16         --         16
   Securities sold under
     agreements to repurchase                7         --          7         --         --         --
                                       -------    -------    -------    -------    -------    -------
      Total interest expense           $ 1,226    $   168    $ 1,394    $    (5)   $    53    $    48
                                       =======    =======    =======    =======    =======    =======

      Net interest income              $   851    $  (213)   $   638    $   477    $    27    $   504
                                       =======    =======    =======    =======    =======    =======



Comparison of Financial Condition at December 31, 1997 and September 30, 1996

Total assets increased $44.7 million between the two dates due to increased lending from funds provided from increased deposits and use of FHLB advances. Stockholders' equity decreased by $2.9 million to $11.5 million at December 31, 1997 from $14.4 million at September 30, 1996. The decrease was attributable to repurchases of Common Stock totaling $2.7 million and dividends declared totaling $861,000, that were only partially offset by net income of $226,000. Other items contributing to the change were employee stock ownership plan shares allocated totaling $141,000, management stock bonus plan compensation expense of $127,000, and unrealized gains on the fair value of securities available for sale of $179,000. The Company carries at fair value its securities available for sale, with unrealized gains and losses, net of income tax effects, recorded as a separate component of stockholders' equity in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115. Because of the Company's portfolio of securities classified as available for sale, the Company could continue to experience volatility in the fair value of such securities during periods of changing market interest rates. During fiscal year 1996, the Company decided to transfer approximately $9.3 million of investment securities and $8.3 million of mortgage backed securities from held to maturity to available for sale. Management decided to make this transfer in order to provide additional liquidity for the purpose of funding its new commercial loan product line.

Comparison of Operating Results For The Fiscal Years Ended December 31, 1997 and September 30, 1996

         General. As noted previously, the Company changed its year end from September 30 to December 31. The Company filed a transition report on Form 10-QSB for the period from October 1, 1996 to December 31, 1996. The results for this period are presented separately in the audited financial statements. The Company did not recast prior year financial statements on a calendar year basis so as to compare operating results for the year ended December 31, 1997 to the year ended December 31, 1996 due to the fact that operating results for 1996 on a calendar year basis and comparative discussions of operating results would not have differed significantly from what is currently presented below. The quarter ended December 31, 1995 and the quarter ended December 31, 1996 did not differ significantly except for increases in other expenses due to the Company's expansion into the Fayette and Henry county markets which are also discussed below and in the transition report on Form 10-QSB.

         Net Income. The Company's net income decreased by $337,000 from $473,000 in 1996 to $136,000 in 1997. This decrease was primarily due to the expansion into the Fayette and Henry county markets; the staffing, marketing and supplies associated with these start-up locations considerably increased other expenses. The decrease in net income during 1997 was partially offset by a $480,000 increase in gains from sales of investment securities and a $4,000 decrease in the provision for loan losses. The decrease in net income during 1997 was expected due to the expansion and change in business strategy. The Company believes that this expansion should enhance long term shareholder value and does not expect the decrease in earnings to be as great in the future. This statement of beliefs concerning this expansion and the impact of this expansion on the Company is a forward looking statement. The Private Securities Litigation Reform Act of 1995 (the "Act") provides protection to the Company in making certain forward looking statements that are accompanied by meaningful cautionary statements that identify important factors that could cause actual results to differ materially from the forward looking statement. As described more fully in the following sections entitled "Net Interest Income," "Other Income" and "Other Expenses," the expansion resulted in both increased net interest income after provision for loan losses and increased other income between 1996 and 1997. However, the increase in other expenses more than offset these other increases. If the expansion is successful, net interest income after provision for loan losses and other income will increase during 1998 in greater dollar amounts than the expected increase in other expense. However, as with any expansion, if new offices or additional personnel do not ultimately result in sufficient increased loan and deposit activity and increased net interest and other income, these expenses would continue to have an adverse effect on net income during 1998 and in future periods.

         Net Interest Income. Net interest income (before provision for loan losses) increased from $3.0 million in 1996 to $3.6 million in 1997. This increase was primarily due to an increase in interest income on loans of $3.1 million, more than offsetting the increase in interest expense on deposits and FHLB advances of $1.4 million. Interest income on investment securities and mortgage backed securities also declined by $1.0 million as these securities were liquidated to fund lending activities. These changes were due primarily to the higher volume of average loan balances during 1997. The increases in lending were primarily in commercial real estate and residential construction loans both on a contract and speculative basis. Commercial loans (primarily real estate) increased approximately $29 million and construction loans increased by approximately $8.5 million from September 30, 1996 to December 31, 1997.

         Provision For Loan Losses. The Bank decreased slightly the provision for loan losses from $130,000 in 1996 to $126,000 in 1997. This decrease was due to management's reassessment of the risk inherent in the residential real estate portfolio and the assessment of the risk relative to the change in the type of loans in the loan portfolio as the Bank's level of commercial and construction lending has increased. Management's reassessment of the inherent risk in the residential real estate portfolio, which was primarily based on the Company's excellent historical loss experience in residential real estate lending, revealed an excess in the unallocated general reserve. This excess was reallocated to the remainder of the portfolio and resulted in a lower provision expense in 1997. The Bank's allowance for loan losses increased from $540,000 at September 30, 1996, to $669,000 at December 31, 1997. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with particular emphasis on impaired, non-accruing, past due, and other loans that management believes require special attention. The Bank also utilized an independent loan review process in assessing the overall adequacy of the allowance for loan losses. Management believes that its allowance for loan losses is adequate. Management will continue to monitor and adjust the allowance as necessary in future periods based on growth in the loan portfolio, loss experience and the continued expected changing mix of loans in the loan portfolio. If the size of the loan portfolio continues to increase and the relative proportion in that portfolio of commercial and construction loans increases, it is expected that the provision for loan losses will increase in order to maintain the allowance for loan losses at an adequate level.

         The following table sets forth the allocation of the allowance for loan losses by loan category and the percent of loans in each loan category to total loans for the periods indicated.

                                                            At December 31, 1997                       At September 30, 1996
                                                    ------------------------------------         -----------------------------------
                                                                         Percent of                                Percent of
                                                                        Loans in each                             Loans in each
                                                                         Category to                               Category to
                                                     Amount              Total Loans                Amount         Total Loans
                                                     ------              -----------                ------         -----------
Balance at end of period applicable to:
Permanent residential mortgage...................   $    42                49.50%                   $316               80.79%
Construction.....................................       288                16.39                      52               12.53
Commercial real estate...........................       294                30.11                     155                4.79
Consumer and other...............................        46                 4.00                      17                1.89
                                                     ------               ------                     ---              ------
  Total..........................................   $   669               100.00%                   $540              100.00%
                                                     ======               ======                     ===              ======


         Other Income. Other income increased from $415,000 in 1996 to $1,393,000 in 1997. This increase was attributable primarily to an increase in loan fees of $444,000 generated on new loan originations, centered primarily in commercial real estate, single family residential construction and non mortgage consumer loans. The Company also experienced a net increase of $480,000 on gains from sales of investment securities, primarily related to the liquidation of a portion of its holdings of equity securities.

         Other Expenses. Other expenses increased from $2.72 million during 1996 to $4.75 million during 1997, representing an approximate 74.6% increase. Included in this increase is $1.7 million in salaries and benefits associated with the expansion into the new markets and the expansion of the Bank's product line. Of the $468,000 increase in occupancy expense, $281,000 was associated with the opening of two temporary office facilities and related utilities, leasehold improvements, furniture, fixtures and equipment depreciation expense. The remainder of the increases in other expenses was associated with the name change, significantly increased advertising and upgrades associated with the Bank's technology. The increase in other expenses is partially offset by a $100,000 decrease in federal insurance premiums and $398,000 in non-recurring SAIF assessments which occurred in 1996.

         Income Tax Expense. Income tax expense as a percent of income before taxes increased from 23.1% in 1996 to 33.5% in 1997. This increase is due in part to costs associated with an attempt in 1995 at establishing a mutual holding company and its effect on the 1996 taxes.

Liquidity and Capital Resources

The Bank is required to maintain minimum levels of liquid assets as defined by the OTS regulations. The OTS minimum required liquidity ratio is 4%. Short-term liquidity at December 31, 1997 was 21.10%. The Bank adjusts its liquidity levels in order to meet funding needs for deposit outflows, payment of real estate taxes from escrow accounts on mortgage loans, loan funding commitments, and repayment of borrowings, when applicable. The Bank adjusts its liquidity level as appropriate to meets it asset/liability objectives. The primary source of funds are deposits, amortization and prepayments of loans and mortgage-backed securities, maturity of investments, and funds provided from operations. As an alternative to supplement liquidity needs, the Bank has the ability to borrow from the Federal Home Loan Bank of Atlanta. Scheduled loan amortization and maturing investment securities are a relatively predictable source of funds, however, deposit flow and loan prepayments are greatly influenced by, among other things, market interest rates, economic conditions, and competition. The Bank's liquidity, represented by cash, cash equivalents, and securities available for sale, is a product of its operating, investing, and financing activities.

Year 2000

The Company recognizes that there is a business risk in computerized systems as the calendar rolls into the next century. The Federal Financial Institutions Examination Council ("FFIEC") issued an interagency statement on May 5, 1997, providing an outline for institutions to effectively manage the Year 2000 challenges. The Company has developed an ongoing plan to ensure that its operational and financial systems will not be adversely affected by year 2000 software failures due to processing errors arising from calculations using the year 2000 date. The Company has an internal task force assigned to this project and the Board of Directors and management of the Company have established year 2000 compliance as a strategic initiative.

The Year 2000 Task Force of the Company has broken this project down into five phases: 1) Awareness; 2) Assessment; 3) Renovation; 4) Validation and 5) Implementation. The task force has identified to date all mission critical issues and has taken a proactive and aggressive stance of monitoring progress with all vendors' Year 2000 Compliance initiatives. The task force will make all necessary recommendations for the renovation and validation phases prior to June 30, 1998. All validation and implementation procedures are expected to be completed by June 30, 1999.

Rapid and accurate data processing is essential to our operation. Data processing is also essential to most other financial institutions and many other companies. All of our material data processing that could be affected by this problem is provided by FISERV Solutions, Inc. (FISERV), a third party service bureau. FISERV has advised us that it expects to resolve this potential problem before the year 2000. However, if FISERV is unable to resolve this potential problem in a timely manner, the Bank will activate all contingency plans in an attempt to avoid what would otherwise be significant data processing delays, mistakes or failures. Any delays, mistakes or failures could have a significant adverse impact on our financial condition and our results of operations.

Impact of Inflation and Changing Prices

The financial statements and related data have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without consideration for changes in the relative purchasing power of money over time caused by inflation.

Unlike industrial companies, nearly all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since such goods and services are affected by inflation. In the current interest rate environment, liquidity and the maturity structure of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels.

Other Material Changes

In December 1997, the Company declared a semiannual cash dividend of $.27 per share for stockholders of record as of January 1, 1998 and a 10% stock dividend for stockholders of record as of January 2, 1998.

                                  [Letterhead]



                          Independent Auditors' Report


The Board of Directors
CCF Holding Company:


We have audited the accompanying consolidated balance sheets of CCF Holding Company and subsidiary (the "Company") as of December 31, 1997 and September 30, 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 1997, the three-month period ended December 31, 1996, and for each of the years in the two-year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CCF Holding Company and subsidiary as of December 31, 1997 and September 30, 1996, and the results of their operations and their cash flows for the year ended December 31, 1997, the three-month period ended December 31, 1996, and for each of the years in the two-year period ended September 30, 1996, in conformity with generally accepted accounting principles.



                                              /s/KPMG Peat Marwick LLP

Atlanta, Georgia
February 6, 1998

                       CCF HOLDING COMPANY AND SUBSIDIARY

                           Consolidated Balance Sheets

                    December 31, 1997 and September 30, 1996


                                      Assets                                           1997              1996
                                      ------                                           ----              ----

Cash and due from banks (note 16)                                               $       4,357,626         2,133,135
Interest-bearing deposits in other financial institutions                               4,383,690           512,610
Investment securities available for sale (note 2)                                       9,722,048        13,353,381
Mortgage-backed securities available for sale (note 3)                                  1,837,509        10,024,936
Federal Home Loan Bank stock, at cost (note 7)                                          1,013,200         1,013,200
Loans receivable, net (note 4)                                                         97,541,231        51,499,574
Accrued interest and dividends receivable (note 5)                                        784,852           511,072
Premises and equipment, net (note 6)                                                    5,112,338         1,119,628
Other assets                                                                              203,550           115,004
                                                                                    -------------      ------------

           Total assets                                                         $     124,956,044        80,282,540
                                                                                    =============      ============

                       Liabilities and Stockholders' Equity
                       ------------------------------------

Liabilities:
    Deposits (note 8)                                                           $      91,201,340        61,821,674
    Securities sold under agreements to repurchase (note 9)                             2,392,579                 -
    Federal Home Loan Bank advances (note 11)                                          18,510,000         2,500,000
    Advance payments by borrowers for property taxes and insurance                        142,111           531,105
    Deferred income taxes (note 10)                                                       456,116           206,536
    Savings Association Insurance Fund assessment
      payable (note 18)                                                                         -           397,568
    Other liabilities                                                                     734,293           385,753
                                                                                      -----------        ----------
           Total liabilities                                                          113,436,439        65,842,636

Stockholders' equity (notes 15 and 16):
    Preferred stock, no par value; 1,000,000 shares
      authorized; none issued and outstanding (note 12)                                         -                 -
    Common stock, $.10 par value, 4,000,000 shares
      authorized; 906,710 shares issued and 899,024 shares
      outstanding in 1997; 1,190,250 shares issued and
      983,332 shares outstanding in 1996 (note 13)                                         90,671           119,025
    Additional paid-in capital                                                          7,794,459        10,971,714
    Retained earnings (note 10)                                                         4,443,500         6,809,054
    Unearned ESOP shares (note 13)                                                       (540,000)         (630,000)
    Unearned compensation (note 13)                                                      (394,195)         (371,304)
    Treasury stock, at cost; 7,686 and 206,918 shares in
      1997 and 1996, respectively                                                         (96,800)       (2,502,009)
    Net unrealized holding gains on investment and
      mortgage-backed securities available for sale                                       221,970            43,424
                                                                                    -------------      ------------
           Total stockholders' equity                                                  11,519,605        14,439,904

Commitments and contingencies (notes 4, 13, and 17)


           Total liabilities and stockholders' equity                           $     124,956,044        80,282,540
                                                                                    =============      ============


See accompanying notes to consolidated financial statements.

                       CCF HOLDING COMPANY AND SUBSIDIARY

                        Consolidated Statements of Income

                   Year ended December 31, 1997, Three Months
                    ended December 31, 1996, and Years ended
                           September 30, 1996 and 1995

                                                                                  Three months
                                                                  Year ended         ended            Year ended
                                                                 December 31,     December 31,        September 30,
                                                                 ------------     ------------   -----------------------
                                                                     1997            1996         1996          1995
                                                                     ----            ----         ----          ----
Interest and dividend income:
    Loans                                                      $   6,937,407        1,208,917    3,844,033    3,577,601
    Interest-bearing deposits in other financial institutions         75,804           18,727      116,986      217,758
    Investment securities - taxable                                  325,795          116,636      909,504      722,758
    Investment securities - nontaxable                                 9,720            7,110       11,152            -
    Mortgage-backed securities                                       182,630          153,800      617,592      428,325
    Dividends on Federal Home Loan Bank stock                         73,907           18,465       73,508       74,399
                                                                  ----------       ----------   ----------   ----------
           Total interest and dividend income                      7,605,263        1,523,655    5,572,775    5,020,841
                                                                   ---------        ---------    ---------    ---------
Interest expense:
    Deposit accounts (note 8)                                      3,424,439          631,824    2,510,350    2,478,869
    Federal Home Loan Bank advances and securities
      sold under agreements to repurchase                            496,458           64,263       16,444            -
                                                                  ----------       ----------   ----------   ----------
           Total interest expense                                  3,920,897          696,087    2,526,794    2,478,869
                                                                   ---------       ----------    ---------    ---------
           Net interest income                                     3,684,366          827,568    3,045,981    2,541,972

Provision for loan losses (note 4)                                   126,505            6,851      129,831        5,040
                                                                  ----------       ----------   ----------   ----------
           Net interest income after provision
               for loan losses                                     3,557,861          820,717    2,916,150    2,536,932
                                                                   ---------       ----------    ---------    ---------
Other income:
    Loan fees                                                        484,449           56,374       40,868       46,375
    Service charges on deposit accounts                              227,394           57,552      227,912      211,313
    Rental income                                                     42,790           10,900       49,279       51,335
    Gain on sale of loans                                             24,647                -       36,435            -
    Net gain on sale of investment and
      mortgage-backed securities                                     494,651            1,955       15,119            -
    Net gain on sale of equipment                                     36,898                -            -            -
    Other                                                             82,944           23,662       45,192       18,256
                                                                  ----------       ----------   ----------   ----------
           Total other income                                      1,393,773          150,443      414,805      327,279
                                                                   ---------       ----------   ----------   ----------
Other expenses:
    Salaries and employee benefits (note 13)                       2,879,088          483,099    1,188,265    1,031,018
    Occupancy                                                        934,775          117,212      466,760      440,920
    Federal insurance premiums                                        44,055           26,948      146,693      140,858
    Savings Association Insurance Fund assessment (note 18)                -                -      397,568            -
    Other                                                            888,064          205,560      515,833      354,867
                                                                  ----------       ----------   ----------   ----------
           Total other expenses                                    4,745,982          832,819    2,715,119    1,967,663
                                                                   ---------       ----------    ---------    ---------
           Income before income taxes                                205,652          138,341      615,836      896,548

Income tax expense (note 10)                                          69,052           48,760      142,500      293,000
                                                                  ----------       ----------   ----------   ----------
           Net income                                          $     136,600           89,581      473,336      603,548
                                                                  ==========       ==========   ==========   ==========
Basic net income per share (notes 1 and 15)                    $         .17              .10          .45          .17
                                                                  ==========       ==========   ==========   ==========
Diluted net income per share (notes 1 and 15)                  $         .16              .09          .43          .17
                                                                  ==========       ==========   ==========   ==========
Weighted-average shares outstanding - basic (notes 1,
    13, and 15)                                                      800,299          940,671    1,055,402    1,230,405
                                                                  ==========       ==========    =========    =========
Weighted-average shares outstanding - diluted (notes 1,
    13, and 15)                                                      856,662        1,012,946    1,089,438    1,230,405
                                                                  ==========       ==========    =========    =========

See accompanying notes to consolidated financial statements.

                       CCF HOLDING COMPANY AND SUBSIDIARY

                 Consolidated Statements of Stockholders' Equity

       Year ended December 31, 1997, Three Months ended December 31, 1996, and Years ended September 30, 1996 and 1995

                                                                                                              Net unrealized
                                                                                                                holding
                                                                                                              gains (losses)
                                                 Additional             Unearned                              on securities
            Preferred stock      Common stock     paid-in   Retained     ESOP     Unearned    Treasury stock    available
             Shares Amount     Shares    Amount   capital   earnings    shares  compensation  Shares   Amount   for sale     Total
             ------ ------     ------    ------   -------   --------    ------  ------------  ------   ------   --------     -----

Balance,
  September
  30, 1994       -   $   -          - $       -          -  6,332,331         -          -         - $        -(118,289) 6,214,042
Proceeds
  from sale
  of common
  stock, net
  of issuance
  costs
  (note 15)      -       -  1,190,250   119,025 10,964,983          -  (720,000)         -         -          -       - 10,364,008
Unrealized
  gains on
  investment
  and
  mortgage-
  backed
  securities
  available
  for sale,
  net of
  tax effect     -       -          -         -          -          -         -          -         -          - 140,160    140,160
Net income       -       -          -         -          -    603,548         -          -         -          -       -    603,548
                --      --   --------   -------  ---------   --------   -------    -------    ------   --------  ------   --------
Balance,
  September
  30, 1995       -       -  1,190,250   119,025 10,964,983  6,935,879  (720,000)         -         -          -  21,871 17,321,758

Treasury
  stock
  purchased      -       -          -         -          -          -         -          -   190,250 (2,299,490)      - (2,299,490)
Unrealized
  gains on
  investment
  and
  mortgage-
  backed
  securities
  available
  for sale,
  net of
  tax effect     -       -          -         -          -          -         -          -         -          -  21,553     21,553
Dividends
  declared,
  $0.50
  per share      -       -          -         -          -   (600,161)        -          -         -          -       -   (600,161)
ESOP shares
  allocated      -       -          -         -     11,372          -    90,000          -         -          -       -    101,372
Purchase of
  treasury
  stock
  and award
  of shares
  under
  management
  stock
  bonus plan     -       -          -         -     (4,641)         -         -   (371,304)   16,668   (202,519)      -   (578,464)
Net income       -       -          -         -          -    473,336         -          -         -          -       -    473,336
                --      --   --------   -------  ---------   --------   -------    -------    ------   --------  ------   --------
Balance,
  September
  30, 1996       -       -  1,190,250   119,025 10,971,714  6,809,054  (630,000)  (371,304)  206,918 (2,502,009) 43,424 14,439,904

Net income       -       -          -         -          -     89,581         -          -       -            -       -     89,581
Dividends
  declared
  ($.45
  per share)     -       -          -         -          -   (422,850)        -          -         -          -       -   (422,850)
Treasury stock
  purchased      -       -          -         -          -          -         -          -    84,100 (1,228,741)      - (1,228,741)
Retirement of
  treasury
  stock          -       -   (274,350)  (27,435)(3,500,796)         -         -          -  (274,350) 3,528,231       -          -
ESOP shares
  allocated      -       -          -         -          -          -    18,000          -         -          -       -     18,000
Unrealized
  gains on
  investment
  and
  mortgage-
  backed
  securities
  available
  for sale,
  net of
  tax effect     -       -          -         -          -          -         -          -         -          - 241,730    241,730
                --      --  ---------  -------- ----------  ---------      ----       ----     -----    ------- ------- ----------
Balance,
  December
  31, 1996       -       -    915,900    91,590  7,470,918  6,475,785  (612,000)  (371,304)   16,668   (202,519)285,154 13,137,624

Net income       -       -          -         -          -    136,600         -          -         -          -       -    136,600
Dividends
  declared
  ($.52
  per share)     -       -          -         -          -   (438,485)        -          -         -          -       -   (438,485)
Treasury
  stock
  purchased      -       -          -         -          -          -         -          -     2,820    (46,159)      -    (46,159)
Purchase and
  retirement
  of treasury
  stock          -       -    (91,590)   (9,159)(1,447,894)         -         -          -         -          -       - (1,457,053)
ESOP shares
  allocated      -       -          -         -     51,153         -     72,000          -         -          -       -    123,153
Award of
  shares
  under
  management
  stock
  bonus plan     -       -          -         -     (1,878)         -         -   (150,000)  (12,500)   151,878       -          -
Earned
  compensation
  under
  management
  stock
  bonus plan     -       -          -         -          -          -         -    127,109         -          -       -    127,109
Unrealized
  losses on
  investment
  and
  mortgage-
  backed
  securities
  available
  for sale,
  net of tax
  effect         -       -          -        -           -          -         -          -         -          - (63,184)   (63,184)
10% stock
  dividend
  declared on
  December
  16, 1997       -       -     82,400     8,240  1,722,160 (1,730,400)        -          -       698          -       -          -
                --      --   --------   -------  ---------  ---------   -------    -------    ------   --------  ------   --------

Balance,
  December
  31, 1997       -   $   -    906,710 $  90,671  7,794,459  4,443,500  (540,000)  (394,195)    7,686 $  (96,800)221,970 11,519,605
                ==      ==   ========   =======  =========  =========   =======    =======    ======   ======== ======= ==========


See accompanying notes to consolidated financial statements.

                       CCF HOLDING COMPANY AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

       Year ended December 31, 1997, Three Months ended December 31, 1996, and Years ended September 30, 1996 and 1995

                                                                                 Three months
                                                                  Year ended         ended            Year ended
                                                                 December 31,    December 31,        September 30,
                                                                 ------------    ------------        -------------
                                                                     1997            1996         1996          1995
                                                                     ----            ----         ----          ----
Cash flows from operating activities:
    Net income                                                $      136,600           89,581      473,336      603,548
    Adjustments to reconcile net income to net cash
      provided by (used in) operating activities:
        Provision for loan losses                                    126,505            6,851      129,831        5,040
        Depreciation expense                                         344,529           39,597      112,357      109,019
        Net (accretion) amortization of premiums and
          discounts on investment and mortgage-backed
          securities                                                  (4,865)          11,044       18,267       14,341
        ESOP shares allocated                                        123,153           18,000      101,372            -
        Compensation expense related to MSBP                         127,109           22,555       37,591            -
        Net gain on sale of investment and
          mortgage-backed securities                                (494,651)          (1,955)     (15,119)           -
        Amortization of deferred loan fees                          (143,126)         (36,312)    (115,856)     (83,683)
        Deferred income tax expense (benefit)                         61,418           94,939     (308,683)       4,784
        Gain on sale of loans                                        (24,647)               -      (36,435)           -
        Net gain on sale of equipment                                (36,898)               -            -            -
        (Increase) decrease in accrued interest and
          dividends receivable                                      (346,852)          73,072       13,776      (38,011)
        Decrease (increase) in other assets                           75,257         (163,803)      16,658       (8,388)
        (Decrease) increase in dividend payable to
          management stock bonus plan                                  3,667                -        6,188            -
        (Decrease) increase in Savings Association
          Insurance Fund assessment payable                                -         (397,568)     397,568            -
        Increase (decrease) in other liabilities                     381,228         (327,338)     137,895      (97,673)
                                                                 -----------       ----------   ----------   ----------
              Net cash provided by (used in)
                 operating activities                                328,427         (571,337)     968,746      508,977
                                                                 -----------       ----------   ----------   ----------

Cash flows from investing activities:
    Proceeds from maturing and called investment securities
      available for sale and certificates of deposit               1,423,077          500,000    1,576,924    2,000,000
    Proceeds from sales of investment securities
      available for sale                                           2,691,063        6,489,946    3,000,312            -
    Proceeds from maturing and called investment
      securities held to maturity                                          -                -    3,992,875            -
    Purchases of investment securities available for sale         (6,958,537)               -   (1,632,419)           -
    Purchases of investment securities held to maturity                    -                -   (4,363,209)  (4,658,756)
    Principal repayments on mortgage-backed securities
      available for sale                                           1,144,957          505,458      204,836       96,647
    Proceeds from sales of mortgage-backed securities
      available for sale                                           6,307,066          477,926      371,705            -
    Principal repayments on mortgage-backed securities
      held to maturity                                                     -                -    1,746,401      793,193
    Purchases of mortgage-backed securities available for sale             -                -   (1,823,455)           -
    Purchases of mortgage-backed securities held to maturity               -                -   (2,853,402)  (1,988,836)
    Net loan originations                                        (34,977,793)     (12,847,320)  (8,735,992)    (949,176)
    Proceeds from sale of loans                                    1,854,185                -    2,455,221            -
    Purchases of premises and equipment                           (3,669,458)        (791,386)    (366,169)     (62,848)
    Proceeds from sale of equipment                                  120,906                -            -        6,770
    Sale of real estate owned                                              -                -       75,626            -
                                                                 -----------       ----------   ----------   ----------
              Net cash used in investing activities              (32,064,534)      (5,665,376)  (6,350,746)  (4,763,006)
                                                                  ----------        ---------    ---------   ----------

                                                                     (Continued)
                                      -20-

                       CCF HOLDING COMPANY AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                                                                                 Three months
                                                                  Year ended         ended            Year ended
                                                                 December 31,    December 31,        September 30,
                                                                     1997            1996         1996          1995
                                                                     ----            ----         ----          ----
Cash flows from financing activities:
    Net increase (decrease) in savings and demand
      deposit accounts                                        $    8,967,499        2,029,967    1,317,457   (2,908,149)
    Net increase (decrease) in certificates of deposit            15,467,001        2,915,199     (627,298)   2,441,430
    Net increase in securities sold under agreements
      to repurchase                                                2,392,579                -            _            -
    (Decrease) increase in advance payments by
      borrowers for property taxes and insurance                     (11,023)        (377,971)    (131,745)     109,342
    Treasury stock purchased                                      (1,457,053)      (1,228,741)  (2,299,490)           -
    Federal Home Loan Bank advances                               13,510,000        5,000,000    2,500,000            -
    Repayment of Federal Home Loan Bank advances                  (2,500,000)               -            -            -
    Proceeds from sale of common stock, net of
      issuance costs                                                       -                -            -   10,364,008
    Dividends paid                                                  (639,066)               -     (600,161)           -
    Contribution to management stock bonus plan for the
      purchase of treasury shares                                          -                -     (578,464)           -
                                                                 -----------       ----------   ----------  -----------
            Net cash provided by (used in) financing
               activities                                         35,729,937        8,338,454     (419,701)  10,006,631
                                                                  ----------        ---------   ----------   ----------

            Increase (decrease) in cash and cash
               equivalents                                         3,993,830        2,101,741   (5,801,701)   5,752,602

Cash and cash equivalents at beginning of period                   4,747,486        2,645,745    8,447,446    2,694,844
                                                                 -----------        ---------    ---------  -----------
Cash and cash equivalents at end of period                    $    8,741,316        4,747,486    2,645,745    8,447,446
                                                                 ===========        =========    =========  ===========
Supplemental disclosure of cash flow information:
    Interest paid                                             $    3,806,229          684,795    2,531,331    2,480,389
                                                                 ===========       ==========    =========  ===========
    Income taxes paid                                         $       82,500          165,000      297,368      295,000
                                                                 ===========       ==========   ==========  ===========

Supplemental disclosures of noncash investing and financing activities:
      Real estate acquired through foreclosure of
        the loan receivable                                   $            -                -            -       75,626
                                                                 ===========       ==========   ==========  ===========
      Transfer of investment securities from held to
        maturity to available for sale at September 30,
        1996 (note 2)                                         $            -                -    9,270,179            -
                                                                 ===========       ==========    =========  ===========
      Transfer of mortgage-backed securities from held
        to maturity to available for sale at September 30,
        1996 (note 3)                                         $            -                -    8,284,643            -
                                                                 ===========       ==========    =========  ===========
      Treasury stock obtained to satisfy employee tax
        withholding liability under MSBP                      $       46,159                -            -            -
                                                                 ===========       ==========   ==========  ===========


See accompanying notes to consolidated financial statements.

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                December 31, 1997 and September 30, 1996 and 1995


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

     On December 10, 1996, the Company's Board of Directors approved a change in the Company's year-end from September 30 to December 31.

     Effective February 4, 1997, the OTS gave approval for the Association to change its name to Heritage Bank (the "Bank").

     The Company provides a full range of banking services to individual and corporate customers through its main office in Jonesboro, Georgia and four Georgia branch offices located in Clayton, Fayette, and Henry Counties. The Company primarily competes with other financial institutions in its market area, which it considers to be South Metropolitan Atlanta.

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

          The consolidated financial statements include the accounts of the Parent and the Bank. All significant intercompany accounts and transactions are eliminated in preparing the consolidated financial statements.

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


          In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. One estimate that is particularly susceptible to a significant change in the near term relates to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgment about information available to them at the time of their examination.

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

     (c)  Investment and Mortgage-Backed Securities
          -----------------------------------------

          All investment and mortgage-backed securities have been classified by management as available for sale. The Company does not hold any derivative investments.

          Available-for-sale securities are reported at fair value, as determined by independent quotations, with unrealized holding gains or losses, net of the related income taxes, excluded from income and reported as a separate component of stockholders' equity, until realized. Any unrealized holding gains or losses included in the separate component of stockholders' equity relating to securities subsequently transferred from available for sale to held to maturity are maintained and amortized into income over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of the premium or discount on the associated security. A decline in the market value below cost of any investment or mortgage-backed security that is deemed other than temporary is charged to income, resulting in the establishment of a new cost basis for the security.

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


                                                                     (Continued)
                                      -23-

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


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

               The allowance for loan losses is established through provisions for loan losses charged to operations. Loans are charged off against the allowance for loan losses when management believes that the collection of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management has determined to be adequate through its allowance for loan losses methodology to absorb losses inherent in existing loans and commitments to extend credit. The allowance is determined through consideration of such factors as changes in the nature and volume of the portfolio, overall portfolio quality, delinquency trends, adequacy of collateral, loan concentrations, specific problem loans, and economic conditions that may affect the borrowers' ability to pay.

               Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Loans that are determined to be impaired require a valuation allowance equivalent to the amount of impairment. The valuation allowance is to be established by a charge to the provision for loan losses.

               A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. Cash receipts on impaired loans which are accruing interest are applied to principal and interest under the contractual terms of the loan agreement. Cash receipts on impaired loans for which the accrual of interest has been discontinued are applied to reduce the principal amount of such loans until all required contractual principal payments have been made and are recognized as interest income thereafter.

                                                                     (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


               Additional funds for lending are provided by selling whole and participating interests in real estate loans. Gains or losses on the sale of such loans are recognized at settlement dates and are computed as the difference between the sales proceeds and the carrying value of the loans. No servicing asset is recognized because the Company estimates that the benefits of servicing are just adequate to compensate for the Company's servicing responsibilities.

          (e)  Premises and Equipment
               ----------------------

               Premises and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the related assets which are from three to forty years.

          (f)  Real Estate Owned
               -----------------

               Real estate acquired through foreclosure, consisting of properties obtained through foreclosure proceedings or acceptance of a deed in lieu of foreclosure, is reported on an individual asset basis at the lower of cost or fair value, less disposal costs. Fair value is determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources. When properties are acquired through foreclosure, any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is charged to the allowance for loan losses. Subsequent write-downs are charged to operations. Gains recognized on the disposition of the properties are recorded in other income.

               Costs of improvements to real estate are capitalized, while costs
               associated   with   holding   the  real  estate  are  charged  to
               operations.

          (g)  Income Taxes
               ------------

               Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

          (h)  Earnings Per Share
               ------------------

               In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share. SFAS No. 128 supersedes Accounting Principles Board Opinion No. 15, Earnings Per Share, and specifies the computation, presentation, and disclosure requirements for earnings per share (EPS). SFAS No. 128 replaces the presentation of primary EPS and fully diluted EPS with a presentation of basic EPS and diluted EPS, respectively. SFAS No. 128 also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. All prior period EPS data has been restated to conform with SFAS No. 128.

                                                                     (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



               Basic EPS excludes dilution and is computed by dividing net income by weighted-average shares outstanding. Diluted EPS is computed by dividing net income by weighted-average shares outstanding plus potential common stock resulting from dilutive stock options and Management Stock Bonus Plan shares that have not yet vested. There were no options outstanding at September 30, 1995.

               For purposes of computing weighted-average shares outstanding, unallocated shares under the Company's employee stock ownership plan are not considered outstanding until they are committed to be released for allocation.

               All average share and per share data in the accompanying consolidated financial statements and all share and per share data in note 13 have been restated to reflect the 10% stock dividend declared in December 1997, which was effected on January 15, 1998.

          (i)  Reclassifications
               -----------------

               Certain 1996 and 1995 amounts have been reclassified for comparative purposes in order to conform the prior periods to the 1997 presentation. Such reclassifications had no impact on net income or stockholders' equity.

          (j)  Recent Accounting Pronouncements
               ------------------------------------

               In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed in equal prominence with the other financial statements. The term "comprehensive income" is used in the statement to describe the total of all components of comprehensive income including net
               income.   "Other   comprehensive   income"  refers  to  revenues,
               expenses, gains, and losses that are included in comprehensive income but excluded from earnings under current accounting standards. Currently, "other comprehensive income" for the Company consists of items previously recorded directly in equity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 130 is effective for financial statements for years beginning after December 15, 1997. The Company will adopt SFAS No. 130 effective January 1, 1998.

                                                                     (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


(2)  Investment Securities
     ---------------------

     At December 31, 1997 and September 30, 1996, investment securities available for sale consisted of the following:

                                                                           December 31, 1997
                                                      ---------------------------------------------------------
                                                                            Gross         Gross
                                                            Amortized    unrealized    unrealized      Fair
                                                              cost          gains        losses        value
                                                              ----          -----        ------        -----

       U.S. Treasury and U.S. Government
          agency obligations                          $   7,984,149       10,251      11,159      7,983,241
       Equity security                                    1,243,471      336,857           -      1,580,328
       Municipal securities                                 157,990          489           -        158,479
                                                         ----------    ---------    --------   ------------

                                                      $   9,385,610      347,597      11,159      9,722,048
                                                         ==========    =========    ========   ============

                                                                      September 30, 1996
                                                      -------------------------------------------------------
                                                                           Gross         Gross
                                                           Amortized    unrealized    unrealized      Fair
                                                             cost          gains        losses        value
                                                             ----          -----        ------        -----

       U.S. Treasury and U.S. Government
          agency obligations                          $   11,405,631       11,699      83,549      11,333,781
       Equity security                                       782,790      387,335           -       1,170,125
       Municipal securities                                  868,807            -      19,332         849,475
                                                          ----------   ----------  ----------   -------------

                                                      $   13,057,228      399,034     102,881      13,353,381
                                                          ==========   ==========  ==========   =============

     At September 30, 1996, the Company transferred all investment securities held to maturity to available for sale.

     For the years ended December 31, 1997 and September 30, 1996, the Company sold certain investment securities available for sale for $2,691,063 and $3,000,312, respectively, and recognized gross and net gains of $480,379 in 1997 and gross gains of $2,065 and gross losses of $3,880 in 1996. For the three months ended December 31, 1996, the Company sold certain investment securities available for sale for $6,489,946 and recognized gross gains of $5,033 and gross losses of $8,846. In addition, the Company recognized a gain of $7,125 on an investment security held to maturity and called during the year ended September 30, 1996. The Company did not sell any investment securities in 1995.

                                                                     (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


       The amortized cost and fair values of investments in debt securities at December 31, 1997 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                  Investments
                                                                               available for sale
                                                                        -----------------------------
                                                                            Amortized
                                                                              cost         Fair value
                                                                              ----         ----------
                Due within one year                                     $   1,000,061         996,640
                Due after one year through five years                       5,991,199       5,990,039
                Due after five years                                        1,150,879       1,155,041
                                                                            ---------       ---------
                                                                        $   8,142,139       8,141,720
                                                                            =========       =========

       Investment securities with aggregate carrying amounts of $8,141,720 and $487,650 at December 31, 1997 and September 30, 1996, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase.

(3)    Mortgage-Backed Securities
       --------------------------

       At December 31, 1997 and September 30, 1996, mortgage-backed securities available for sale consisted of the following:

                                                                                               December 31, 1997
                                                                            -------------------------------------------------
                                                                                           Gross        Gross
                                                                             Amortized  unrealized    unrealized      Fair
                                                                                cost       gains        losses        value
                                                                                ----       -----        ------        -----
Federal Home Loan Mortgage Corporation  Participation Certificate with an interest rate of 5.5%, with a
  scheduled principal maturity in 1998                                      $  234,972         --          1,358      233,614
Federal National Mortgage Association  Participation  Certificates,  with interest  rates  ranging  from  5.5% to 7.8% with  scheduled  principal maturities at various
  times through 2023                                                         1,597,482       12,600        6,187    1,603,895
                                                                            ----------   ----------   ----------   ----------
                                                                            $1,832,454       12,600        7,545    1,837,509
                                                                            ==========   ==========   ==========   ==========

                                                                                               September 30, 1996
                                                                            -------------------------------------------------------
                                                                                              Gross         Gross
                                                                               Amortized    unrealized    unrealized      Fair
                                                                                 cost         gains         losses        value
                                                                                 ----         -----        ------         -----
Government National Mortgage Association Participation  Certificates with interest  rates  primarily  ranging from 6.5% to 10.5%,  with scheduled
  principal maturities at various times through 2024                        $ 1,664,651        12,057        92,152     1,584,556
Federal Home Loan Mortgage  Corporation  Participation  Certificates with interest  rates ranging from 5.5% to 10.0%,  with  scheduled  principal
  maturities at various times through 2009                                    3,229,350        41,309        69,656     3,201,003
Federal National Mortgage Association  Participation  Certificates,  with interest  rates  ranging  from  5.5% to 7.8% with  scheduled  principal
  maturities at various times through 2023                                    5,357,364         2,199       120,186     5,239,377
                                                                            -----------   -----------   -----------   -----------

                                                                            $10,251,365        55,565       281,994    10,024,936
                                                                            ===========   ===========   ===========   ===========

                                                                     (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


       At September 30, 1996, the Company transferred all mortgage-backed securities held to maturity to available for sale.

       Mortgage-backed securities with aggregate carrying amounts of $1,837,477 at December 31, 1997 were pledged to secure public deposits and securities sold under agreements to repurchase. There were no mortgage-backed securities pledged at September 30, 1996.

       For the years ended December 31, 1997 and September 30, 1996, the Company sold for $6,307,066 and $371,705 certain mortgage-backed securities available for sale and recognized gross gains of $35,662 and gross losses of $21,390 in 1997 and gross gains of $9,894 and gross losses of $85 in 1996. For the three months ended December 31, 1996, the Company sold for $477,926 certain mortgage-backed securities available for sale and recognized gross and net gains of $5,768. The Company did not sell any mortgage-backed securities in 1995.

(4)    Loans Receivable
       ----------------
       At December 31, 1997 and September 30, 1996, loans receivable consisted of the following:

                                                                                      1997              1996
                                                                                      ----              ----

           First mortgage loans, substantially secured
               by single family residential dwellings                         $      49,031,131       45,509,936
           Real estate construction loans                                            16,231,115        7,056,182
           Commercial loans, primarily real estate mortgages                         29,822,333                -
           Other mortgage loans                                                       1,287,926        2,698,314
           Consumer and other installment loans                                       2,680,145        1,065,437
                                                                                  -------------    -------------
                                                                                     99,052,650       56,329,869
           Less:
               Undisbursed proceeds on loans in process                                 205,720        3,789,924
               Unamortized loan origination fees, net                                   636,194          500,080
               Allowance for loan losses                                                669,505          540,291
                                                                                  -------------    -------------

                      Loans receivable, net                                   $      97,541,231       51,499,574
                                                                                     ==========       ==========

       At December 31, 1997 and September 30, 1996, loan participations sold to, without recourse, and serviced for others amounted to approximately $8,459,000 and $8,320,000, respectively.

       The following is a summary of transactions in the allowance for loan losses:

                                                                          Three months
                                                          Year ended          ended            Year ended
                                                         December 31,      December31,        September 30,
                                                         ------------      -----------   ------------------------
                                                             1997             1996          1996         1995
                                                             ----             ----          ----         ----

           Balance at beginning of period               $   547,142         540,291        408,848      430,103
           Provision for losses on loans                    126,505           6,851        129,831        5,040
           Loan charge-offs                                  (4,142)              -              -      (26,295)
           Loan recoveries                                        -               -          1,612            -
                                                            -------        --------       --------      -------

           Balance at end of period                     $   669,505         547,142        540,291      408,848
                                                            =======         =======        =======      =======

                                                                     (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


       The Company adopted the provisions of SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures, effective October 1, 1995. Prior periods have not been restated.

       Impaired loans at December 31, 1997 totaled $152,000, all of which were classified as non-accrual. Impairment is measured based on the fair value of the loan's collateral. There are no impairment allowances required for impaired loans at December 31, 1997. There were no impaired loans at September 30, 1996.

       The average balance of impaired loans for the year ended December 31, 1997 was approximately $13,000. No interest income on impaired loans after determination as impaired was recognized for the year ended December 31, 1997.

       Loans are made to officers, directors, and their associates in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons, and do not involve more than the normal credit risk nor present other unfavorable features. The following is a summary of activity during the year ended December 31, 1997 with respect to such aggregate loans to these individuals and their associates:

           Balance at beginning of year                            $ 1,545,457
           Adjustment for executive officer and director changes       (73,727)
                                                                    ----------
           Adjusted balance at beginning of year                     1,471,730

           New loans                                                   568,911
           Principal repayments                                       (331,170)

           Balance at end of year                                  $ 1,709,471
                                                                    ==========

       At December 31, 1997 and September 30, 1996, the Company had approximately $366,000 and $601,000, respectively, of nonaccrual loans primarily consisting of residential first mortgage loans. Interest income on nonaccrual loans for the years ended December 31, 1997 and September 30, 1996 and 1995, which would have been reported on an accrual basis, amounted to approximately $30,000, $18,000, and $6,000, respectively. Interest income on nonaccrual loans for the three months ended December 31, 1997 was not considered significant.

       The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include standby letters of credit and commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

                                                                     (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


       Standby letters of credit are conditional commitments issued by the Company guaranteeing the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting these commitments, as deemed necessary. At December 31, 1997, commitments under standby letters of credit aggregated $69,000.

       The Company's exposure to credit loss, in the event of nonperformance by the customer for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for recorded loans.

       A summary of the Company's commitments to extend credit at December 31, 1997 is as follows:

           Financial instruments whose contract amounts represent credit risk -- commitments:

                Mortgage loans:
                  Fixed rate                              $       722,000
                  Adjustable rate                                       -
                Commercial loans:
                  Fixed rate                                       49,000
                  Adjustable rate                               3,081,000
                Acquisition and development loans:
                  Fixed rate                                            -
                  Adjustable rate                               1,554,000
                Construction loans:
                  Fixed rate                                            -
                  Adjustable rate                                 200,000

                      Total commitments                   $     5,606,000
                                                                =========

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

       At December 31, 1997, the Company had outstanding commitments to purchase variable rate loans of $1,000,000 and outstanding commitments to sell variable rate loans of $200,000.

                                                                     (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


       In the origination of mortgage loans, the Company enters into adjustable interest rate contracts with caps and floors written with the intent of managing its interest rate exposure. Interest rate caps and floors enable customers and the Company to transfer, modify, or reduce their interest rate risk. At December 31, 1997, adjustable rate mortgage loans with interest rate caps and floors amounted to approximately $25,617,000.

(5)    Accrued Interest and Dividends Receivable
       -----------------------------------------

       At December 31, 1997 and September 30, 1996, accrued interest and dividends receivable consisted of the following:

                                                        1997         1996
                                                        ----         ----

           Loans                                      $  645,635      257,252
           Investment securities                         129,609      180,100
           Mortgage-backed securities                      9,608       73,720
                                                      ----------   ----------

                                                      $  784,852      511,072
                                                      ==========   ==========

(6)    Premises and Equipment
       ----------------------

       A summary of premises and equipment at December 31, 1997 and September 30, 1996 is as follows:

                                                   1997             1996
                                                   ----             ----

           Land                                     803,927           248,273
           Landscaping                                    -            32,258
           Office buildings                     $ 2,392,646         1,043,487
           Furniture and equipment                2,102,817           805,338
           Construction in progress               1,143,739            91,856
                                                  ---------         ---------
                                                  6,443,129         2,221,212
           Less accumulated depreciation          1,330,791         1,101,584
                                                  ---------         ---------

                                                $ 5,112,338         1,119,628
                                                  =========         =========

       During 1997, the Company capitalized interest cost of approximately $23,000 as a component of construction in progress in conjunction with branch construction during 1997.

(7)    Required Investment
       -------------------

       Investment in stock of a Federal Home Loan Bank is required of federally insured financial institutions who utilize their services. No ready market exists for the stock and it has no quoted market value. In accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, the investment is carried at cost.

                                                                     (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


(8)    Deposits
       --------

       At December 31, 1997 and September 30, 1996, deposits consisted of the following:

                                                            1997                               1996
                                               -------------------------------      -------------------------------
                                                                      Weighted                            Weighted
                                                                       average                             average
                                                              Range   interest                    Range   interest
                                               Amount       of rates    rate        Amount      of rates    rate
                                               ------       --------    ----        ------      --------    ----
       Noninterest-bearing demand
          deposits                       $    4,548,285        -  %        -%   $   3,139,469     -        %-   %
       Passbook savings accounts              9,962,412       2.50      2.50       11,659,255     2.03      2.03
       Negotiable order of withdrawal
          accounts/money market
          accounts                           22,240,116     2.25-5.29   3.82       10,954,623   1.67-2.99   2.12
       Certificates of deposit               54,450,527     2.10-6.37   5.67       36,068,327   2.03-6.46   5.49
                                             ----------                            ----------

                                         $   91,201,340                 4.58%   $  61,821,674               3.96%
                                             ==========                 ====       ==========               ====

       A summary of certificates of deposit by scheduled maturities as of December 31, 1997 follows:

         Maturing in:
            Less than one year                                 $      39,598,175
            1-2 years                                                 13,054,766
            2-3 years                                                  1,720,372
            3-4 years                                                     77,214
                                                                   -------------

                                                               $      54,450,527
                                                               =================

       At December 31, 1997, the Company had approximately $8,433,000 in time deposits that were greater than or equal to $100,000.

       Interest expense on deposits is summarized as follows:

                                                                         Three
                                                  Year ended         months ended          Year ended
                                                 December 31,        December 31,          September 30,
                                                 ------------        ------------    -------------------------
                                                     1997                1996          1996           1995
                                                     ----                ----          ----           ----

       Passbook savings accounts             $        230,671             58,089         274,209       366,507
       Negotiable order of withdrawal
          accounts/ money market
          accounts                                    473,043             61,831         235,225       271,371
       Certificates of deposit                      2,720,725            511,904       2,000,916     1,840,991
                                                    ---------            -------       ---------     ---------

                                             $      3,424,439            631,824       2,510,350     2,478,869
                                                    =========            =======       =========     =========

                                                                     (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


(9)    Securities Sold Under Agreements to Repurchase
       ----------------------------------------------

       The Company's activity related to securities sold under agreements to repurchase at December 31, 1997 is summarized as follows:

           Balance at year-end                                    $   2,392,579
           Maximum outstanding during the year                        3,698,746
           Average outstanding during the year                        2,240,096
           Average interest rate during the year                        5.15%

       At December 31, 1997, the securities sold under agreements to repurchase renew daily and bear interest at a variable rate. All securities sold under repurchase agreements are held by independent trustees. There were no securities sold under agreements to repurchase at September 30, 1996.

(10)   Income Taxes
       ------------

       The components of income tax expense are as follows:

                                                                                   Three
                                                                  Year ended    months ended        Year ended
                                                                 December 31,   December 31,       September 30,
                                                                 ------------   ------------   ---------------------
                                                                     1997           1996         1996       1995
                                                                     ----           ----         ----       ----

       Current expense (benefit) - Federal                      $    7,634        (46,179)       451,183    288,216
       Deferred tax (benefit) expense - Federal                     52,235         80,743       (272,239)     8,365
       Deferred tax (benefit) expense - State                        9,183         14,196        (36,444)    (3,581)
                                                                   -------         ------      ---------  ---------

                                                                $   69,052         48,760        142,500    293,000
                                                                    ======         ======        =======    =======

       The Company has not incurred current state income taxes due to net operating loss and credit carryforwards for state income tax purposes.

       Income tax expense of the Company differed from the amounts computed by applying the statutory Federal income tax rate of 34% to income before income taxes as follows:

                                                                                  Three
                                                                  Year ended    months ended        Year ended
                                                                 December 31,   December 31,       September 30,
                                                                 ------------   ------------   ---------------------
                                                                     1997           1996         1996       1995
                                                                     ----           ----         ----       ----

       Tax expense at statutory rate                            $   69,922         47,036        209,384    304,826
       Increase (decrease) in tax expense resulting from:
         State income taxes, net of Federal tax effect               6,061          9,369        (24,053)    (2,363)
         Municipal investments                                      (2,645)        (2,063)        (3,792)         -
         Other, net                                                 (4,286)        (5,582)       (39,039)    (9,463)
                                                                    ------         ------        -------   --------

                                                                $   69,052         48,760        142,500    293,000
                                                                    ======         ======        =======    =======

                                                                     (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and September 30, 1996 are presented below:

                                                                                       1997            1996
                                                                                       ----            ----

         Deferred tax assets:
             Loans receivable, due to allowance for loan losses                   $       8,225              -
             State tax credit carryforwards                                              55,164         51,121
             Savings Association Insurance Fund assessment payable                            -        149,963
             Employee Stock Ownership Plan accrual                                       62,713         38,261
             Management stock bonus plan                                                 23,790         14,179
             Other                                                                        9,600          9,420
                                                                                     ----------     ----------
                    Total gross deferred tax assets                                     159,492        262,944

             Less valuation allowance                                                         -              -
                                                                                     ----------     ----------
                    Net deferred tax assets                                             159,492        262,944
                                                                                     ----------     ----------
         Deferred tax liabilities:
             Loans receivable, due to allowance for loan losses                               -         67,357
             Deferred loan fees                                                         315,183        194,926
             Unrealized holding gains on securities available
               for sale                                                                 119,523         26,300
             Premises and equipment, primarily due to
               differences in depreciation                                               17,963         19,660
             Federal Home Loan Bank stock dividends                                     146,165        146,165
             Prepaid expenses                                                            16,774         15,072
                                                                                     ----------     ----------
                    Total gross deferred tax liabilities                                615,608        469,480
                                                                                     ----------     ----------

                    Net deferred tax liabilities                                  $     456,116        206,536
                                                                                     ==========     ==========

       There was no valuation allowance for deferred tax assets as of December 31, 1997 and September 30, 1996. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences resulting in the deferred tax assets become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making the assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the related temporary differences are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

       At December 31, 1997 and September 30, 1996, the Company has state gross receipts tax credit carryforwards of approximately $83,582 and $77,455, respectively, which are available to reduce future state income taxes, if any, through 2002.

                                                                     (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


       Prior to January 1, 1996, the Company was permitted under the Internal Revenue Code ("Code") a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. The provisions of the Code permitted the Company to deduct from taxable income an allowance for bad debts based on the greater of a percentage of taxable income before such deduction or actual loss experience. Retained earnings at December 31, 1997 include approximately $675,000 for which no deferred Federal income tax liability has been recognized. The amounts represent an allocation of income for bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate.

(11)   Federal Home Loan Bank Advances
       -------------------------------

       Federal Home Loan Bank advances at December 31, 1997 consist of a $18,510,000 term loan secured by a blanket lien on residential mortgage loans. Principal is payable at maturity on June 26, 1998 and interest is due monthly based on a floating daily interest rate of 6.50% at December 31, 1997.

       Federal  Home  Loan  Bank  advances  at  September  30, 1996 consist   of
       unsecured term loans with principal payable at maturity and interest due monthly based on floating daily interest rates, as follows:


                  6.05% maturing June 26, 1997                 $       500,000
                  6.05% maturing July 17, 1997                         500,000
                  6.05% maturing August 15, 1997                       500,000
                  6.05% maturing September 19, 1997                  1,000,000
                                                               ---------------

                                                               $     2,500,000
                                                               ===============

(12)   Preferred Stock
       ---------------

       The Company is authorized to issue 1,000,000 shares of no par value serial preferred stock. At December 31, 1997, there were no shares issued and outstanding. The Board of Directors of the Company is authorized to issue serial preferred stock and to fix and state voting powers, designations, preferences, or other special rights of such shares and the qualifications, limitations, and restrictions thereof, subject to regulatory approval but without stockholder approval.

                                                                     (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


(13)   Employee Benefit Plans
       ----------------------

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

           Contributions by the Company to the Plan during the years ended December 31, 1997 and September 30, 1996 and 1995 totaled $43,200, $29,116, and $60,247, respectively. Contributions by the Company to the Plan during the three months ended December 31, 1996 totaled $8,792.

      (b)  Pension Plan
           ------------

           The Company formerly maintained a noncontributory pension plan which covered substantially all full-time employees of the Company. The benefits were based on years of service and the employee's five highest years of compensation. The Company's philosophy was to fund annually the maximum amount allowable as a deduction for Federal income tax purposes. During fiscal 1995, the Board of Directors of the Company approved the termination of the defined benefit pension plan and the establishment of the 401(k) plan. The defined benefit pension plan went through the process of termination and settlement during 1995, and the plan assets for those participants who were still active employees at time of termination were distributed primarily through deposits into individual retirement plan accounts, with the remainder transferred to the 401(k) plan, or paid in cash. These distributions occurred March 1, 1995. In conjunction with the termination, the Company reversed previously accrued pension cost totaling $84,000, which was recognized as a reduction in salaries and employee benefits expense in 1995.

      (c)  Employee Stock Ownership Plan
           -----------------------------

           During 1995, the Company also established an employee stock ownership plan (the "ESOP"), for the exclusive benefit of participating employees, who have completed one year of service with the Company and have attained age 21.

                                                                     (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


           The ESOP is funded by periodic contributions made by the Company in cash or common stock. Benefits to participants may be paid either in shares of the Company's common stock or in cash. The ESOP was approved to borrow funds from the Company to acquire up to 10% of the common stock of the Company. During 1995, the ESOP borrowed $720,000 from the Company to acquire 79,200 shares of Company common stock at approximately $9 per share. The loan is secured by the shares purchased and earnings of the ESOP assets, and is at an interest rate equal to a published prime rate, adjusted quarterly. The loan is to be repaid over a ten-year period at $72,000 per year. The shares purchased are held in a suspense account for allocation among participants as the loan is repaid.

           At December 31, 1997, 19,800 ESOP shares have been allocated to the participating employees. For purposes of computing net income per share, the remaining 59,400 unallocated shares are not considered outstanding until they are committed-to-be-released for allocation. The Company is recognizing as compensation expense the fair market value of the Company's common stock allocated to participating employees. Compensation expense recognized by the Company during the years ended December 31, 1997 and September 30, 1996 and 1995 totaled $123,153, $83,372, and $18,000, respectively. Compensation expense recognized by the Company during the three months ended December 31, 1996 totaled $18,000.

      (d)  Stock Option Plan
           -----------------

           In  January  1996,  the  Company  approved a stock  option  plan (the
           "Option Plan") whereby 130,928 authorized shares are reserved for issuance by the Company upon exercise of stock options granted to officers, directors, and employees of the Company from time to time. Options constitute both incentive stock options and nonqualified stock options. Options awarded to officers and directors are exercisable at a rate of 20% annually with the first 20% exercisable on the one-year anniversary of the date of grant. Any shares subject to an award which expires or is terminated unexercised will again be available for issuance. The Option Plan has a term of ten years, unless sooner terminated. The exercise price for the purchase of shares subject to an incentive stock option may not be less than 100 percent of the fair market value of the common stock on the date of grant of such option. The exercise price per share for nonqualified stock options shall be the price as determined by an option committee, but not less than the fair market value of the common stock on the date of grant.

                                                                     (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


           Stock option activity is as follows:

                                                                                        Three
                                                                  Year ended        months ended        Year ended
                                                                 December 31,       December 31,       September 30,
                                                                     1997               1996               1996
                                                                     ----               ----               ----
           Options outstanding at beginning
               of period                                            112,599              85,099                -
           Options granted                                                -              27,500           85,099
           Options exercised                                              -                   -                -
           Options canceled                                           6,546                   -                -
                                                                 ----------          ----------         --------

           Options outstanding at end of period                     106,053             112,599           85,099
                                                                    =======             =======           ======

           Options exercisable at end of period                      21,211                   -                -
                                                                 ==========          ==========         ========

           Weighted-average option prices per share:
               Options granted during
                  the period                                    $         -               12.18            11.25
               Options exercised during
                  the period                                              -                   -                -
               Options canceled during
                  the period                                          11.25                   -                -
               Options outstanding at
                  end of period                                       11.49               11.48            11.25

       The options outstanding at December 31, 1997 had a weighted-average contractual maturity of 8.1 years and exercise prices ranging from $11.02 to $13.47.

       The per share weighted-average fair value of stock options granted with an exercise price equal to market during the three months ended December 31, 1996 and the year ended September 30, 1996 was $5.74 and $5.29, respectively, using the Black Scholes option-pricing model with the following weighted-average assumptions: expected life of seven years, expected annual dividend rate of 2%, risk-free interest rate of 5.45%, and an expected volatility of 42%.

                                                                     (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


       The Company applies Accounting Principles Board Opinion No. 25 in accounting for stock options. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                                              Three months
                                                           Year ended             ended            Year ended
                                                          December 31,        December 31,        September 30,
                                                              1997                1996                1996
                                                              ----                ----                ----
           Net income:
               As reported                                  136,600              89,581              473,336
               Pro forma                                     62,324              71,722              431,502

           Net income per share:
               As reported:
                 Basic net income per share                    .17                  .10                 .45
                 Diluted net income per share                  .16                  .09                 .43

           Pro forma:
               Basic net income per share                      .08                  .08                 .41
               Diluted net income per share                    .07                  .07                 .40

      (e)  Management Stock Bonus Plan
           ---------------------------

           In January 1996, the Company adopted a Management Stock Bonus Plan ("MSBP"). Under the terms of the MSBP, a total of 52,371 shares of the Company's common stock is available for the granting of awards during a period of up to ten years. In connection with the adoption of the MSBP, the Company purchased treasury shares in the open market at a total cost of $578,464 to cover the total shares available for grant under the MSBP and subsequently awarded 34,036 of such treasury shares to employees during the year ended September 30, 1996. The market value of the common stock at the date of award is included as a reduction of stockholders' equity in the consolidated balance sheets and is recorded as compensation expense using the straight-line method over the vesting period of the awards. The awards vest pro rata over five years at each anniversary of the award. Aggregate compensation expense with respect to the foregoing MSBP awards was approximately $131,242, $22,555, and $37,591 for the year ended December 31, 1997, the three months ended December 31, 1996, and the year ended September 30, 1996, respectively.

           Dividends paid on the MSBP shares granted are held by the Company in a trust account and may be distributed upon the vesting of the shares awarded. Dividends payable on the MSBP shares totaled $9,855 and $6,188 at December 31, 1997 and September 30, 1996, respectively.

                                                                     (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


           Summary information regarding outstanding MSBP awards at December 31, 1997 is presented below:

                      Period in which                            Market value        Shares       Vesting
                      awards granted                             at award date       awarded      period
                      --------------                             -------------       -------      ------
           Year ended September 30, 1996                      $     371,304            34,036     5 years
           Three months ended December 31, 1996                     150,000            13,750     5 years

(14)   Fair Values of Financial Instruments
       ------------------------------------

       SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions would significantly affect the estimates. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

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

                                                                    (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


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

           Off-balance-sheet instruments: Fair values for the Company's off-balance-sheet instruments are based on a comparison with terms, including interest rate and commitment period currently prevailing to enter into similar agreements, taking into account credit standings. These instruments approximate fair value considering they are primarily variable rate instruments.

           Deposits: Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow analysis that applies interest rates currently being offered on deposits of similar terms of maturity. The carrying amounts of all other deposits, due to their short-term nature, approximate their fair values.

           Securities   sold  under   agreements  to   repurchase:   Fair  value
           approximates carrying value of such liabilities due to their short-term nature.

           Federal Home Loan Bank advances: The carrying amounts of the Federal Home Loan Bank advances approximate their fair values as the advances are based on a floating interest rate.

       The estimated fair value of the Company's financial instruments as of December 31, 1997 and September 30, 1996 are as follows:

                                                                      December 31, 1997        September 30, 1996
                                                                    ---------------------    ----------------------
                                                                      Carrying     Fair       Carrying     Fair
                                                                        value      value        value      value
                                                                        -----      -----        -----      -----
                                                                                      (In thousands)
       Assets:
          Cash and due from banks                                   $   4,358      4,358        2,133       2,133
          Interest-bearing deposits in other financial institutions     4,384      4,384          513         513
          Investment and mortgage-backed securities                    11,560     11,560       23,378      23,378
          Federal Home Loan Bank stock                                  1,013      1,013        1,013       1,013
          Loans receivable, net                                        97,541     95,711       51,500      52,548
          Accrued interest receivable                                     785        785          511         511

       Liabilities:
          Deposits:
             Noninterest-bearing demand deposits                        4,548      4,548        3,139       3,139
             Interest-bearing demand and savings                       32,203     32,203       22,614      22,614
             Certificates of deposit                                   54,451     54,575       36,068      36,145
          Securities sold under agreements to repurchase                2,393      2,393            -           -
          Federal Home Loan Bank advances                              18,510     18,510        2,500       2,500

                                                                     (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


(15)   Parent Company Financial Information
       ------------------------------------

       The following represents condensed financial information of the Parent.

                            Condensed Balance Sheets

                    December 31, 1997 and September 30, 1996

                                         Assets                                    1997              1996
                                         ------                                    ----              ----

           Cash                                                             $      347,570                -
           Investment securities available for sale, at fair value               1,580,328        1,170,125
           Note receivable from subsidiary                                               -        1,064,136
           Investment in subsidiary, at equity                                  10,353,620       12,214,811
           Land                                                                          -           10,000
           Other assets                                                             29,284          126,935
                                                                                ----------       ----------

                      Total assets                                          $   12,310,802       14,586,007
                                                                                ==========       ==========

                          Liabilities and Stockholders' Equity
                          ------------------------------------

           Liabilities:
               Deferred income taxes                                        $      117,900          146,103
               Dividends payable                                                   228,457                -
               Other liabilities                                                   444,840                -
                                                                                ----------       ----------
                                                                                   791,197          146,103
                                                                                ----------       ----------

           Stockholders' equity:
               Common stock                                                         90,671          119,025
               Additional paid-in capital                                        7,794,459       10,971,714
               Retained earnings                                                 4,443,500        6,809,054
               Unearned ESOP shares                                               (540,000)        (630,000)
               Unearned compensation                                              (394,195)        (371,304)
               Treasury stock, at cost                                             (96,800)      (2,502,009)
               Net unrealized holding gains on investment and
                 mortgage-backed securities available for sale                     221,970           43,424
                                                                                ----------       ----------
                      Total stockholders' equity                                11,519,605       14,439,904
                                                                                ----------       ----------

                      Total liabilities and stockholders' equity            $   12,310,802       14,586,007
                                                                                ==========       ==========

                                                                     (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


                         Condensed Statements of Income

                Year ended December 31, 1997, Three Months ended
         December 31, 1996, and Years ended September 30, 1996 and 1995

                                                                                   Three
                                                                Year ended      months ended        Year ended
                                                               December 31,     December 31,       September 30,
                                                               ------------     ------------  ----------------------
                                                                   1997             1996         1996       1995
                                                                   ----             ----         ----       ----

Dividends from subsidiary                                    $   2,000,000               -             -          -
Interest income from subsidiary                                     25,231          10,092       203,450     63,974
Gain on sale of investment securities                              477,691               -             -          -
Other operating income                                              12,244           5,750         9,775          -
Other operating expenses                                           (54,676)        (33,334)      (14,647)         -
Income tax (expense) benefit                                      (160,943)          6,140       (62,047)   (21,905)
                                                                ----------         -------      --------    -------
           Income before equity in undistributed
               income (distributions in excess of
               income) of subsidiary                             2,299,547         (11,352)      136,531     42,069

Equity in undistributed income (distributions in
    excess of income) of subsidiary                             (2,162,947)        100,933       336,805    561,479
                                                                 ---------         -------       -------    -------

           Net income                                        $     136,600          89,581       473,336    603,548
                                                                ==========         =======       =======    =======


                                                                     (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


                       Condensed Statements of Cash Flows

                Year ended December 31, 1997, Three Months ended
         December 31, 1996, and Years ended September 30, 1996 and 1995

                                                                             Three months
                                                             Year ended          ended            Year ended
                                                            December 31,     December 31,        September 30,
                                                            ------------     ------------  --------------------------
                                                                1997             1996         1996         1995
                                                                ----             ----         ----         ----
Cash flows from operating activities:
    Net income                                              $    136,600          89,581      473,336       603,548
    Adjustment to reconcile net income to net cash
      provided by operations:
        Distributions in excess of income (equity in
          undistributed income) of subsidiary                  2,162,947        (100,933)    (336,805)     (561,479)
        Compensation expense related to MSBP                     127,109          22,555       37,591             -
        ESOP shares allocated                                    123,153          18,000      101,372             -
        Gain on sale of investment security                     (477,691)              -            -             -
        Decrease (increase) in other assets                       44,147          53,504     (148,840)            -
        (Decrease) increase in other liabilities                (173,595)        578,464            -        21,905
                                                              ----------      ----------    ---------   -----------
           Net cash provided by operating activities           1,942,670         661,171      126,654        63,974
                                                               ---------      ----------    ---------   -----------
Cash flows from investing activities:
    Purchase of investment security                             (976,321)              -     (138,240)     (644,550)
    Purchase of land                                                   -               -      (10,000)            -
    Acquisition of subsidiary                                          -               -            -    (5,182,004)
    Proceeds from sale of investment security                    993,329               -            -             -
    Net change in loan to subsidiary                             484,011         567,570    3,499,701    (4,601,428)
                                                              ----------      ----------    ---------   -----------
           Net cash provided by (used in)
              investing activities                               501,019         567,570    3,351,461   (10,427,982)
                                                              ----------      ----------    ---------   -----------
Cash flows from financing activity:
    Treasury stock purchased                                  (1,457,053)     (1,228,741)  (2,299,490)            -
    Dividends paid                                              (639,066)              -     (600,161)            -
    Contribution to management stock bonus plan                        -               -     (578,464)            -
    Proceeds from sale of common stock, net of
      issuance costs                                                   -               -            -    10,364,008
                                                              ----------      ----------    ---------    ----------
           Net cash used in financing activities              (2,096,119)     (1,228,741)  (3,478,115)   10,364,008
                                                              ----------      ----------    ---------    ----------

           Increase in cash and cash equivalents                 347,570               -            -             -
Cash and cash equivalents at beginning of period                       -               -            -             -
                                                              ----------      ----------    ---------   -----------
Cash and cash equivalents at end of year                    $    347,570               -            -             -
                                                              ==========      ==========    =========   -----------
Supplemental disclosures of noncash investing activities:
      Contribution of land to subsidiary                    $          -          10,000            -             -
                                                              ==========      ==========    =========   ===========
      Treasury stock obtained to satisfy employee
        tax withholding liability under MSBP                $     46,159               -            -             -
                                                              ==========      ==========    =========   ===========

                                                                     (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


       On December 16, 1997, the Company declared a 10% stock dividend effective January 15, 1998 to shareholders of record January 2, 1998. Average share and per share data for all periods presented in the accompanying consolidated financial statements and all share and per share data in note 13 have been restated to reflect the additional shares outstanding resulting from the stock dividend.

       On July 11, 1995, the Parent completed an initial public offering of common stock and raised $10,364,008 in proceeds, net of issuance costs of $818,492. For purposes of presenting net income per share, only postconversion net income is considered.

       At the time of conversion, the Bank established a "liquidation account" in an amount equal to the regulatory capital of the Bank as shown on its latest statement of financial condition contained in the final prospectus used in connection with the conversion. The liquidation account will be maintained for the benefit of depositors, as of the eligibility record date, June 30, 1993, or supplemental eligibility record date, March 31, 1995, who continue to maintain their deposits in the Bank after conversion. In the event of a complete liquidation (and only in such an event), each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then current adjusted balance for deposits then held, before any liquidation distribution may be made with respect to the stockholders. Except for the repurchase of stock and payment of dividends by the Bank, the existence of the liquidation account will not restrict the use or application of regulatory capital.

       The amount of dividends paid to the Parent from the Bank is limited by various regulatory agencies. Under the regulations of the Office of Thrift Supervision ("OTS"), the Bank is not permitted to pay dividends on its stock after the conversion if its regulatory capital would thereby be reduced below (i) the amount then required for the aforementioned liquidation account or (ii) the Bank's regulatory capital requirements. Under the Bank's regulatory capital requirements, the Bank can pay a dividend during a calendar year equal to the greater of (1) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" at the beginning of the calendar year or (2) 75% of its net income over the most recent four-quarter period. As a result of these regulatory limitations, at December 31, 1997, approximately $8,182,000 of the Parent's investment in the Bank was restricted from transfer by the Bank to the Parent in the form of cash dividends.

(16)   Regulatory Matters
       ------------------

       The Company is required to maintain noninterest-bearing cash reserve balances. The aggregate average cash reserve balances to be maintained at December 31, 1997 and September 30, 1996 to satisfy the regulatory requirement was $458,000 and $195,000, respectively.

                                                                     (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


       The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

       Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

       As of December 31, 1997, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's capital category.

       The Bank's actual capital amounts and ratios are also presented in the table below.

                                                                                          Minimum to be well
                                                                       Minimum for          capitalized under
                                                                         capital            prompt corrective
                                                  Actual            adequacy purposes      action provisions
                                        ------------------------  -----------------------  ----------------------
                                             Amount      Ratio        Amount      Ratio(1)    Amount     Ratio(1)
                                             ------      -----        ------      --------    ------     --------

     As of December 31, 1997:
       Total capital - risk-based
         (to risk-weighted assets)      $    11,020,111    13%    $  6,676,002       8%  $   8,345,003    10%
       Tier I capital - risk-based
         (to risk-weighted assets)           10,350,606    12        3,338,001       4       5,007,002     6
       Tier I capital - leverage
         (to average  assets)                10,350,606    10        4,069,905       4       5,087,381     5

     As of September 30, 1996:
       Total capital - risk-based
         (to risk-weighted assets)           12,951,093    38        2,755,360       8       3,444,200    10
       Tier I capital - risk-based
         (to risk-weighted assets)           12,412,619    36        1,377,680       4       2,066,520     6
       Tier I capital - leverage
         (to average assets)                 12,412,619    16        3,136,880       4       3,921,100     5

(1) Compliance with the requirement results from a value that must be greater than or equal to the ratio shown.


                                                                     (Continued)

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


(17)   Commitments and Contingencies
       -----------------------------

      (a)  Employment Agreements
           ---------------------

           The Company entered into an employment agreement with its president and chief executive officer on January 26, 1995. As renewed, the employment agreement is for a term of three years with a base salary of $103,000. The agreement may be terminated by the Company for "just cause" as defined in the agreement. If the Company terminates without just cause, the president will be entitled to a continuation of salary from the date of termination through the remaining term of the agreement. The employment agreement contains a provision stating that in the event of involuntary termination of employment in connection with, or within one year after, any change in control of the Company, the president will be paid a lump-sum equal to 2.99 times his "base" salary (five-year average). The agreement may be renewed annually by the Board of Directors upon a determination of satisfactory performance within the Board's sole discretion.

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

(18)   Savings Association Insurance Fund Assessment
       ---------------------------------------------

       On September 30, 1996, the Deposit Insurance Funds Act of 1996 was passed which, among other provisions, empowered the Federal Deposit Insurance Corporation to impose a special assessment on Savings Association Insurance Fund ("SAIF") assessable deposits of depository institutions. This special assessment was based on SAIF-assessable deposits at March 31, 1995. Based on the Company's level of insured deposits held on March 31, 1995, the Company recorded a charge against earnings for its accrual of the assessment totaling $397,568 at September 30, 1996.

                               CCF HOLDING COMPANY
                               101 N. Main Street
                            Jonesboro, Georgia 30236
                                 (770) 478-8881

                                  HERITAGE BANK

Main Office              Forest Park Office        Morrow Office                McDonough Office           Fayetteville Office
101 N. Main Street       822 Main Street           2236 Lake Harbin Road        203 Keys Ferry Street      440 N. Jeff Davis Drive
Jonesboro, Georgia       Forest Park, Georgia      Morrow, Georgia              McDonough, Georgia         Fayetteville, Georgia

                    Board of Directors of CCF Holding Company
                                       and
                                  Heritage Bank

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

                  Joe B. Mundy                                         Charles S. Tucker
                  Retired (Former circuit court clerk)                          Retired (former county agent for
                                                                       University of Georgia)

                  Leonard A. Moreland                                  Gary D. McGaha
                  Executive Vice President                             Executive Vice President*
                  and Chief Administrative Officer*

                  John T. Mitchell
                  Adams Mitchell Realty, Inc.*

* Director of Bank only

                  Executive Officers of CCF Holding Company and
                                  Heritage Bank

                  David B. Turner                                      Leonard A. Moreland
                  President and Chief Executive Officer                Executive Vice President

                  Mary Jo Rogers                                       Edith W. Stevens
                  Vice President and Chief Financial Officer           Vice President and Chief Operating Officer

                  Richard P. Florin                                    Charles S. Tucker
                  Senior Vice President                                Secretary and Treasurer

                  Gary D. McGaha
                  Executive Vice President

                        --------------------------------

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

The Company's Annual Report for the year ended December 31, 1997 on Form 10-KSB is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write or call David B. Turner, President and Chief Executive Officer at the Company's Office in Jonesboro, Georgia. The Annual Meeting of Stockholders will be held on April 21, 1998 at 4:00 p.m. at the Fayetteville office of the Company.

                                       49