Form 10KSB, Exhibit 13
period 1998-12-31
CCF HOLDING CO
filed 1999-03-26
CIK 943033

CCF HOLDING COMPANY
     and its wholly owned subsidiary
Heritage Bank


ANNUAL REPORT TO STOCKHOLDERS



Year Ended December 31, 1998

                               CCF HOLDING COMPANY
                                  ANNUAL REPORT



                                TABLE OF CONTENTS



Letter to Stockholders                                             1


Corporate Profile and Stock Market Information                     2


Selected Financial and Other Data                                  3


Management's Discussion and Analysis                               6


Independent Auditor's Report                                      14


Consolidated Financial Statements                                 15


Notes to Consolidated Financial Statements                        22


Office Locations and Other Corporate Information                  40

Dear Fellow Shareholder:

It is with a great deal of pride and pleasure that we report to you the results of operations of CCF Holding Company and its subsidiary, Heritage Bank, for the fiscal year ended December 31, 1998. As you will see when you read the details, the year proved to be successful as market share and earnings grew dramatically.

The banking talent assembled by the Board of Directors has successfully transformed us from our "traditional thrift" roots to a vibrant, full service financial institution capable of competing equally against financial giants and other community institutions. For that we take pride. The results contained in the body of this report will show a strong positive trend in almost all the important areas.

Last year's annual report disclosed our intentions of entering into new markets. By the end of 1998 those new markets have now grown to $54.6 million in deposits and $42.6 million in loans outstanding. We accomplished this substantial growth by focusing on customer service, hiring and maintaining good employees and applying sound banking principals.

Thank you for your continuing support. We are eagerly anticipating 1999.

Very truly yours,


/s/D. B. Turner
------------------
D. B. Turner
President & CEO

                               CCF HOLDING COMPANY

Corporate Profile and Related Information

CCF Holding Company (the "Company") is a bank holding company chartered by the State of Georgia. Heritage Bank (the "Bank") is a commercial bank that is the wholly owned subsidiary of the Company. Prior to September 1, 1998, the Company was a savings and loan holding company and the Bank was a federally chartered savings bank. The Company was organized in 1995 in connection with the conversion from a mutual to stock form of organization (the "Conversion") of a predecessor of the Bank in July 1995. The Bank, through its predecessors, commenced business in 1955.

The Bank operates five offices within its primary market area in Clayton, Fayette and Henry Counties. The market area is part of the Atlanta, Georgia metropolitan statistical area. The Bank is subject to examination and comprehensive regulation by the State of Georgia and the Federal Deposit Insurance Corporation ("FDIC") and its deposits are federally insured by the Savings Association Insurance Fund ("SAIF") of the FDIC. The Bank is a member of and owns capital stock in the Federal Home Loan Bank ("FHLB") of Atlanta, which is one of the 12 regional banks in the FHLB System. The Company is also subject to state and federal regulation.

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

Stock Market Information

Since its issuance in July 1995, the Company's common stock ("Common Stock") has been traded on the Nasdaq SmallCap Market under the trading symbol of "CCFH." The daily stock quotation for the Company is published under the symbols "CCF." The following table reflects high and low prices paid on actual transactions as well as dividend information. The quotations reflect inter-dealer prices, and may not include retail mark-up, mark-down, or commission.


                                                                      Dividends        Dividends
         Period                   High              Low               Declared         Paid
         ------                   ----              ---               ---------        -----
1997 - First Quarter(1)          $15.00            $13.40            $   ---          $   .45
1997 - Second Quarter(1)          15.23             14.31               .25                ---
1997 - Third Quarter(1)           15.45             15.00                ---              .25
1997 - Fourth Quarter(1)          21.00             15.56               .27                ---

1998 - First Quarter             $22.00            $20.50            $  .16           $   .27
1998 - Second Quarter             24.00             21.50               .16               .16
1998 - Third Quarter              22.00             16.75               .16               .16
1998 - Fourth Quarter             18.00             13.00               .16               .16

-----------------
(1) Dividends declared and Dividends Paid were restated to reflect a 10% stock dividend declared on December 16, 1997.

         The number of stockholders of record as of December 31, 1998 was approximately 400, inclusive of the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 31, 1998, there were 895,148 shares outstanding, net of 5,441 shares held as treasury shares. The Company's ability to pay dividends to stockholders is primarily dependent upon the dividends it receives from the Bank and to a lesser extent the amount of cash on hand. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion (up to $6.6 million), or (2) the regulatory capital requirements.


                        SELECTED FINANCIAL AND OTHER DATA
                        ---------------------------------

Financial Condition                       At December 31,                          At September 30,(1)
(Dollars in thousands)                ------------------------           ----------------------------------------
                                       1998             1997             1996             1995              1994
                                       ----             ----             ----             ----              ----
Total Amount of:
  Assets                             $169,860          124,956           80,283           79,822           69,080
  Loans receivable, net               121,827           97,541           51,500           45,196           44,244
  Mortgage-backed securities              201            1,838           10,025            7,896            6,804
  Investment securities                29,256            9,722           13,353           15,671           12,795
  Liabilities                         158,234          113,436           65,843           62,501           62,866
  Deposits                            154,977           91,201           61,822           61,132           61,598
 Securities sold under
   agreements to repurchase             1,117            2,393             -                -                -
  FHLB advances                          -              18,510            2,500             -                -
  Stockholders' equity                 11,626           11,519           14,440           17,322            6,214
Other Data:

  Net income                              619              137              473              604              431
  Average assets                      152,652           99,675           79,348           72,229           70,533
  Average equity                       10,499           11,934           16,733            8,973            6,061
  Full service offices (2)                  5                5                1                1                1


------------------------
(1) The Company changed its fiscal year end from September 30 to December 31 during December 1996.
(2) During 1997, the Bank opened two new offices and converted two existing customer service facilities into full service offices.


Summary of Operations (Dollars in thousands)                Year Ended December 31,      Year Ended September 30,(1)
                                                            -----------------------   ----------------------------------
                                                               1998        1997          1996        1995        1994
                                                               ----        ----          ----        ----        ----
Total interest income                                       $ 12,437        8,090(3)     5,573        5,021        4,872
Total interest expense                                         6,800        3,921        2,527        2,479        2,245
                                                             -------      -------      -------      -------      -------
  Net interest income                                          5,637        4,169        3,046        2,542        2,627
Provision for loan losses                                        275          126          130            5           69
                                                             -------      -------      -------      -------      -------
  Net interest income after provision for loan losses          5,362        4,043        2,916        2,537        2,558
Other income                                                     968          909(3)       415          328          346
Other expenses(2)                                              5,380        4,746        2,715        1,968        1,904
                                                             -------      -------      -------      -------      -------
Income before income taxes and cumulative
  effect of change in accounting principle                       950          206          616          897        1,000
Income tax expense                                               332           69          143          293          363
                                                             -------      -------      -------      -------      -------
Income before cumulative effect of change in accounting
  principle                                                      619          137          473          604          637
Cumulative effect of change in
  accounting principle                                            --           --           --           --          206
                                                             -------      -------      -------      -------      -------
  Net income                                                $    619          137          473          604          431
                                                             =======      =======      =======      =======      =======


------------------------
(1) The Company changed its fiscal year end from September 30 to December 31 during December 1996.
(2) In 1996, the Company included a $398,000 one time assessment to recapitalize the Savings Association Insurance Fund ("SAIF") of the FDIC.
(3) Number has been adjusted to include fee income reported in 1997 as other income and now changed to interest income. The fee income in years ended September 30, 1994, 1995 and 1996 was not material to the balances reported. The fees in almost all cases are prepaid interest that is amortized over the life of the loan or taken into income up front to offset loan booking expense per FASB 91.

Key Operating Ratios

                                                       At or for the Year Ended          At or for the Year Ended
                                                       ------------------------          -------------------------
                                                            December 31,                      September 30,(1)
                                                            ------------                 -------------------------
Performance Ratios:                                     1998           1997          1996          1995           1994
                                                        -----          ----          ----          ----           ----
Return on average assets (net income
  divided by average total assets)                        0.40%         0.14%         0.60%         0.84%         0.61%
Return on average equity (net income
  divided by average equity)                              5.34%         1.14%         2.83%         6.73%         7.11%
Average interest-earning assets to
  average interest-bearing liabilities                  107.14%       112.88%       122.83%       110.75%       106.50%
Net interest rate spread                                  3.61%         3.87%         3.15%         3.31%         3.68%
Net yield on average interest-earning assets              3.95%         4.41%         4.04%         3.70%         3.89%
Net interest income after provision for loan
  losses to total other expenses                         99.68%        74.97        107.40%       128.93%       134.38%
Basic earnings per share (2)                            $ 0.74         $0.17         $0.45         $0.17          N/A
Diluted earnings per share (2)                          $ 0.70         $0.16         $0.43         $0.17          N/A
Dividend payout (3)                                      86.49%       305.88%       111.11%         N/A           N/A
Capital Ratios

Book value per share (2)                                $12.99        $12.81        $13.35        $13.23          N/A
Average equity to average assets
  (average equity divided by average total
  assets)                                                 7.45%        11.97%        21.09%        12.42%         8.59%
Equity-to-assets (End of Period)                          6.84%         9.22%        17.99%         21.7%         9.00%
Asset Quality Ratios:

Non-performing loans to total loans, net                  0.09%         0.38%         1.17%         0.39%         0.41%

Non-performing loans to total assets                      0.07%         0.29%         0.75%         0.22%         0.26%
Allowance for loan losses to nonperforming loans        865.70%       182.93%        89.90%       233.71%       237.63%

--------------------------------
(1) The Company changed its fiscal year end from September 30 to December 31 during December 1996.
(2) There were no shares outstanding prior to the consummation of the Company's initial public offering on July 11, 1995. For purposes of presenting net income per share for the year ended September 30, 1995, only post Conversion net income is considered. All per share data has been restated to reflect a 10% stock dividend declared on December 16, 1997 and paid on January 2, 1998.
(3)      Dividends declared per share divided by net income per share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

General

The earnings of the Company depend primarily on the earnings of the Bank. The largest components of the Bank's net income are net interest income, which is the difference between interest income and loan fees and interest expense, and other income derived primarily from service fees on deposit accounts.
Consequently, the Bank's earnings are dependent on its ability to originate loans, net interest income, and the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's net income is also affected by its provision for loan losses and foreclosed real estate as well as the amount of other expenses, such as salaries and employee benefits, occupancy and equipment, and federal deposit insurance premiums. Earnings of the Bank also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies, and actions of regulatory authorities.

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

  1. Regulatory Capital. After the Conversion from mutual to stock, the Bank was confronted with issues new to its operating strategies. The primary issues were that of managing the excess capital and doing so in a safe and sound long term manner. The ensuing strategy was to repurchase shares, grow market share and increase the dividend payout. The results of this strategy have been the repurchase of more than 30% of the original outstanding shares, a growth of 140% in deposits and the payment of $2.11 per share in dividends since the Conversion. Indications are that shareholder value per share has increased and the Bank continues to exceed all regulatory capital guidelines.

  2. Reduction of Interest Rate Risk. The Bank manages its interest rate risk through the origination of adjustable-rate loans when market conditions permit. The emphasis in the loan portfolio continues to be to increase the volume of loans that reprice at least annually, this will match the repricing of its liabilities.

  3. Asset Quality. The Bank continues to seek to maintain its asset quality through detailed underwriting and through analysis of its loan requests. At December 31, 1998, the Bank's ratio of nonperforming loans to total loans was .09% and to total assets was .07%.

  4. Product and Customer Base. The Bank increased the size of its loan portfolio by approximately $25 million between December 31, 1997 and December 31, 1998. The increase is attributed to a growth in commercial lending (primarily real estate mortgages) of 47%, residential construction lending of 100%, and consumer lending primarily through indirect lending activities of 235%. This growth more than offset the sale of seasoned residential mortgage loans that caused a 25% reduction in the residential mortgage loan portfolio. The Bank's deposits increased by nearly 70% from $91 million at December 31, 1997 to $155 million at December 31, 1998 as a way to fund this loan growth. The Bank has also repaid all borrowings of funds from the Federal Home Loan Bank. During 1999, it is expected that the Bank's commercial and consumer lending will continue to increase in relation to its residential mortgage lending. The Bank will seek to continue to expand its customer base through advertising, direct mail and one on one personal visits with prospective customers.

The management of the Bank believes that there are opportunities for growth within the Bank's primary market area and adjacent market areas, and the Bank intends to manage the growth of deposits and loans in a manner that will ensure its ability to comply with current and future capital requirements as well as manage interest rate risk. As is discussed below, with this growth comes new risks, and the ability of the Bank to successfully complete the dramatic changes it has begun will in large measure directly impact its financial condition and operating results in future periods. This growth is designed to allow the Bank to become more like a commercial bank and compete on a broader scale in the highly competitive financial services industry.

Asset and Liability Management

Interest Rate Sensitivity. The ability to maximize net interest income is largely dependent on achieving a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. The Bank, like many other financial institutions, is subject to interest rate risk resulting from the difference in the maturity of interest-bearing liabilities (including deposits) and interest-earning assets (including loans) and the volatility of interest rates. Because most deposit accounts, given their shorter terms to maturity, react more quickly to market interest rate movements than do many types of loans, increases in interest rates may have an adverse effect on the Bank's earnings. The Bank reduces this exposure by diversifying the loan portfolio to include more loans at primarily variable rates.

The Bank's net interest rate spread was 3.87% for the year ended December 31, 1997 and 3.61% for the year ended December 31, 1998. Results of the Company's cumulative interest sensitivity gap analysis indicate that a fluctuation in interest rates would have only a slight impact on the Bank's net interest rate spread and earnings as the ratio of interest sensitive assets to interest sensitive liabilities in the one year time frame approximates one.

The Bank attempts to manage the interest rates it pays on deposits while maintaining a stable deposit base and providing quality services to its customers. The Bank has continued to rely primarily on deposits as its source of funds. To the extent the Bank is unable to invest these funds in loans originated in the Bank's market area, it will continue to purchase mortgage-backed securities and high quality investment securities.

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

                                                                     For the Year Ended December 31,
                                               --------------------------------------------------------------------------------
                                                               1998                                          1997
                                               ----------------------------------          ------------------------------------
                                                             Interest                                       Interest
                                               Average       Income/                       Average(4)       Income/
                                               Balance       Expense        Yield           Balance         Expense      Yield
                                               -------       -------        -----           -------         -------      -----
                                                                         (Dollars in Thousands)
Assets
  Interest-earning assets:
    Loans(1) interest and fees                  $114,359      10,778         9.42%           82,973         7,414(5)     8.94%
    Mortgage-backed securities                       585          34         5.81%            3.483           183        5.25%
    Investment securities                         25,519       1,463         5.73%            5,679           335        5.90%
    FHLB Stock                                     1,013          75         7.40%            1,013            74        7.31%
    Interest-earning deposits in
    other financial institutions                   1,197          87         7.27%            1,309            84        6.42%
                                                 -------      ------                         ------        ------
      Total interest-earning assets              142,673      12,437         8.72%           94,457         8,090        8.56%
                                                              ------                                       ------
 Other noninterest-earning assets                  9,979                                      5,218
                                                 -------                                     ------
      Total assets                              $152,652                                     99,675
                                                 =======                                     ======
Liabilities and stockholders' equity:
  Interest-bearing liabilities:
    Demand deposits                             $ 34,346       1,318         3.84%           15,477           473        3.06%
    Regular savings                                9,590         235         2.45%           10,771           231        2.14%
    Time deposits                                 84,841       5,011         5.91%           48,143         2,721        5.65%
    FHLB advances                                  2,363         135         5.71%            9,154           489        5.34%
Securities sold under agreements to
  repurchase                                       2,027         101         4.98%              135             7        5.19%
                                                 -------      ------                         ------        ------
      Total interest-bearing liabilities         133,167       6,800         5.11%           83,680         3,921        4.69%
                                                 -------      ------                         ------        ------
Non-interest-bearing deposits                      7,076                                      3,758
Other noninterest-bearing liabilities              1,910                                        303
Stockholders' equity                              10,499                                     11,934
                                                 -------                                     ------
      Total liabilities and
        stockholders' equity                    $152,652                                     99,675
                                                 =======                                     ======
Excess of interest-earning assets
  over interest-bearing liabilities             $  9,506                                     10,777
                                                 =======                                     ======
Ratio of interest-earning assets
  to interest-bearing liabilities                 107.14%                                    112.88%
                                                 =======                                     ======
Net interest income                                            5,637                                        4,169
                                                              ======                                       ======
Net interest spread(2)                                                       3.61%                                       3.87%
                                                                             ====                                        ====
Net yield on average
  interest-earning assets(3)                                                 3.95%                                       4.41%
                                                                             ====                                        ====

-----------------------------
(1)    Average balances include nonaccrual loans.
(2) Net interest spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net yield on average interest-earning assets represents net interest income as a percentage of average interest-earning assets.
(4) Average balances are derived from month end balances. Management does not believe the use of month end balances rather than average daily balances has caused any material difference in the information presented.
(5) Number has been adjusted to include fee income reported in 1997 separate from interest income.

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

                                                        Years Ended December 31,                   Years Ended December 31,
                                                  ----------------------------------         -------------------------------------
                                                            1998 and 1997                         1997 and September 30, 1996
                                                  ----------------------------------         -------------------------------------
                                                        1998 compared to 1997                        1997 compared to 1996
                                                  ----------------------------------         -------------------------------------

                                                            Changes due to                                Changes due to
                                                  ----------------------------------         -------------------------------------
                                                                Rate/                                         Rate/
                                                  Volume        Yield          Total          Volume          Yield         Total
                                                  ------        -----          -----          ------          -----         -----
                                                            (In Thousands)                               (In Thousands)

Interest income:

  Loans                                           $2,966          398          3,364           3,449             80         3,529
  Mortgage-backed securities                        (169)          20           (149)           (312)          (123)         (435)
  Investment securities                            1,128            -          1,128            (585)             -          (585)
  FHLB Stock                                           -            1              1               -              -             -

  Interest-earning deposits in other financial
    institutions                                      14          (11)             3             (31)            (2)          (33)
                                                   -----         ----          -----           -----          -----         -----
      Total interest income                       $3,939          408          4,347           2,521            (45)        2,476
                                                   =====         ====          =====           =====          =====         =====
Interest expense:

   Demand deposits                                $  724          121            845              65            172           237
   Regular savings                                   (29)          33              4             (21)           (22)          (43)
   Time deposits                                   2,184          106          2,290             708             12           720
   FHLB advances                                    (388)          34           (354)            467              6           473

   Securities sold under
     agreements to repurchase                         94            -             94               7              -             7
                                                   -----         ----          -----           -----          -----         -----
      Total interest expense                       2,585          294          2,879           1,226            168         1,394
                                                   -----         ----          -----           -----          -----         -----
      Net interest income                         $1,354          114          1,468           1,295           (213)        1,082
                                                   =====         ====          =====           =====          =====         =====



Comparison of Financial Condition at December 31, 1998 and December 31, 1997

Total assets increased approximately $45 million between the two dates due to increased lending from funds provided from increased deposits. Stockholders' equity increased by approximately $107,000 to $11.6 million at December 31, 1998 from $11.5 million at December 31, 1997. The increase was attributable to net income of approximately $619,000 that was partially offset by dividends declared of
                                        9

$534,000 and a reduction of net unrealized holding gains on investment and mortgage backed securities available for sale of approximately $183,000. The Company carries at fair value its securities available for sale, with unrealized gains and losses, net of income tax effects, recorded as a separate component of stockholders' equity in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115. Because the Company's portfolio of securities is classified as available for sale, volatility in the fair value of such securities could continue during periods of changing market interest rates. Other items contributing to the change were employee stock ownership plan shares allocated totaling $72,000 and management stock bonus plan compensation expense of $98,659.

Comparison of Operating Results For The Fiscal Years Ended December 31, 1998 and December 31, 1997

Net Income. The Company's net income increased by $482,000 from $137,000 in 1997 to $619,000 in 1998. The increase was primarily due to the increase in net interest income from $4,169,000 in 1997 to $5,637,000 in 1998. This increase in net interest income was partially offset by an increase in other expenses from $4,746,000 in 1997 to $5,380,000 in 1998. The net interest income increase is primarily due to the increased lending activities and the increase in other expenses is due primarily to the opening and staffing of our permanent branch facility in Henry County.

Net Interest Income. Net interest income (before provision for loan losses) increased from $4.2 million in 1997 to $5.6 million in 1998. This increase was primarily due to an increase in interest and fee income on loans of $3.4 million, more than offsetting the increase in interest expense on deposits and FHLB advances of $2.9 million. Interest income on investment securities and mortgage backed securities also increased by $1.0 million as these portfolios increased in size. The increases in lending were primarily in commercial, residential construction and consumer loans. Commercial loans increased approximately $12 million, construction loans increased approximately $10 million and consumer loans increased approximately $11 million.

Provision For Loan Losses. The Bank increased the provision for loan losses from $127,000 in 1997 to $275,000 in 1998. The increase was due to management's assessment of the risk inherent in the portfolio and the assessment of the risk relative to the changes in the size of the portfolio. The Bank's allowance for loan losses increased from $670,000 at December 31, 1997 to $943,000 at December 31, 1998. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with particular emphasis on impaired, non-accruing, past due and other loans that management believes require special attention. The Bank also utilized an independent loan review process in assessing the overall adequacy of the allowance for loan losses. Management believes that its allowance for loan losses is adequate. Management will continue to monitor and adjust the allowance as necessary in future periods based on growth in the loan portfolio, loss experience and the continued expected changing mix of loans in the loan portfolio. If the size of the loan portfolio continues to increase and the relative proportion in that portfolio of commercial and construction loans increases, it is expected that the provision for loan losses will increase in order to maintain the allowance for loan losses at an adequate level.

The following table sets forth the allocation of the allowance for loan losses by loan category and the percent of loans in each loan category to total loans for the periods indicated.

                                                       At December 31, 1998              At December 31, 1997
                                                     ------------------------          ------------------------
                                                                Percent of                        Percent of
                                                                Loans in each                     Loans in each
                                                                Category to                       Category to
                                                       Amount   Total Loans             Amount    Total Loans
                                                       ------   -----------             ------    -----------
Balance at end of period applicable to:
Permanent residential mortgage. . . . . .            $  70       29.74%                 $  42        49.97%
Construction  . . . . . . . . . . . . . .              337       17.68                    288        14.30
Commercial. . . . . . . . . . . . . . . .              390       40.44                    294        31.33
Consumer and other. . . . . . . . . . . .              146       12.14                     46         4.40
                                                      ----       -----                   ----        -----
  Total . . . . . . . . . . . . . . . . .             $943         100%                  $670          100%


Other Income. Other income increased from $909,000 in 1997 to $968,000 in 1998. This increase was attributable primarily to an increase in service charges on deposit accounts of $166,000 which was partially offset by a decrease in gains from sales of investment securities primarily by equity securities in the amount of $107,000. Gains on sale of mortgage loans increased from $25,000 to $63,000. The portion of the fixed rate mortgage loan portfolio of the Bank that was eligible for sale was sold to the secondary market. Loans that will be sold in future periods will be loans that are originated in the future (new production) rather than loans in the existing portfolio.

Other Expenses. Other expenses increased from $4.7 million during 1997 to $5.4 million during 1998, representing an approximate 13.4% increase. Included in this increase is $247,000 in salaries and benefits associated with the continuing expansion of the Bank's product line. Of the $229,000 increase in occupancy expense, almost all was associated with the opening of our permanent Henry County facility and related utilities, furniture, fixtures and equipment depreciation expense. The remainder of the increases in other expenses was associated with increased advertising and upgrades associated with the Bank's technology.

Income Tax Expense. Income tax expense as a percent of income before taxes increased slightly from 33.5% in 1997 to 34.9% in 1998. The increase in the effective rate is due to a reduction of tax free municipal investments held in the investment portfolio.

Liquidity

The Bank is required to maintain minimum levels of liquid assets as defined by the State of Georgia and the FDIC regulations. Short-term liquidity at December 31, 1998 was 20.05%. The Bank adjusts its liquidity levels in order to meet funding needs for deposit outflows, payment of real estate taxes from escrow accounts on mortgage loans, loan funding commitments, and repayment of borrowings, when applicable. The Bank adjusts its liquidity level as appropriate to meets it asset/liability objectives. The primary source of funds are deposits, amortization and prepayments of loans and mortgage-backed securities, maturity of investments, and funds provided from operations. As an alternative to supplement liquidity needs, the Bank has the ability to borrow from the Federal Home Loan Bank of Atlanta and other correspondent banks. These commitments totaled $13.5 million at December 31, 1998 with zero drawn at that time. Scheduled loan amortization and maturing investment securities are a relatively predictable source of funds, however, deposit flow and loan prepayments are greatly influenced by, among other things, market interest rates, economic conditions, and competition. The Bank's liquidity, represented by cash, cash equivalents, and securities available for sale, is a product of its operating, investing, and financing activities.

Year 2000

The Company recognized early in 1997 the need to assess and remedy the effects of the Year 2000 on operations and automated systems. Many computer programs that can only distinguish the final two digits of the year entered (a common programming practice in prior years) are expected to read entries for the Year 2000 as the year 1900 or as zero and incorrectly attempt to compute payment amounts, interest accruals, delinquency and other data. Management has been evaluating both information technology (computer hardware and software systems) and non-information technology (e.g. vault timers, electronic door locks, elevators and heating, ventilation and air conditioning controls) systems. These systems and functions have been divided into two categories, mission critical and non-mission critical. This work has been conducted by a task force organized in 1997 and chaired by a member of the executive management team.

The Year 2000 project is broken down into five phases; Awareness, Assessment, Renovation, Validation and Implementation. The awareness phase was completed at CCF Holding Company prior to September 30, 1997. As each new employee is hired the importance placed on satisfactory compliance is stressed. The assessment phase was completed in early 1998 and included the identification of mission critical items as discussed in the previous paragraph. The renovation phase is approximately 85% complete as of year end 1998. All core processing, ancillary communications and micro-computer software and hardware have been renovated. Those areas lacking renovation at this time include vendors such as power, telephone and data communications and some federal government agencies. The validation, commonly called the "certification" phase, is 85% complete as well. Management has certified, through the internal certification committee, all systems listed as renovated at December 31, 1998. The implementation phase has progressed well with all core system applications and micro computer applications implemented with year 2000 upgrades. The only items certified and not implemented to date are micro-computer hardware already scheduled for replacement in 1999. Non-mission critical items are in various levels of renovation, validation and implementation with all scheduled for completion prior to June 30, 1999.

Costs associated with the Year 2000 project have been negligible and have mostly been absorbed in the expansion expenses taking place over the past 24 months. The new technologies and processing systems installed during that period were certified Y2K compliant at management's insistence, as they were added.

Management has designed contingency and business resumption plans that will allow basic services to be provided to our customers, in the event of unexpected disruptions.

If the Company fails to significantly address the Year 2000 issues of the Bank, the following negative factors, among others, could occur:

                  (a) utility service companies may be unable to provide the necessary service to drive the Bank's data systems or provide sufficient sanitary conditions for the offices;

                  (b) the primary software provider could have a major malfunction in its system or their service could be disrupted due to its utility providers, or some combination of the two; or

                  (c)      business may have to be transacted manually.

The Company will attempt to monitor these uncertainties by continuing to request an update on all critical and important vendors throughout the remainder of 1999. If any concerns are identified related to any critical vendor, the contingency plans will be implemented immediately to assure continued service to the Bank's customers.

Successful and timely completion of the Year 2000 project is based on management's best estimates derived from various assumptions of future events, which are inherently uncertain, including the progress and results of testing plans and the readiness of all vendors, suppliers and customers.

Despite the best efforts of management to address this issue, the vast number of external entities that have direct and indirect business relationships with the Company, such as customers, vendors, payment system providers and other financial institution, makes it impossible to assure that a failure to achieve compliance by one or more of these entities would not have material adverse impact on operations.


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

                     [PORTER KEADLE MOORE, LLP LETTERHEAD]




               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Board of Directors
CCF Holding Company

We have audited the accompanying consolidated balance sheet of CCF Holding Company and subsidiary as of December 31, 1998 and the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for the year ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of CCF Holding Company and subsidiary as of December 31, 1997, the year ended December 31, 1997, the three month period ended December 31, 1996 and the year ended September 30, 1996 were audited by other auditors whose report, dated February 6, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1998 consolidated financial statements referred to above present fairly, in all material respects, the financial position of CCF Holding Company and subsidiary as of December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



                                        /s/Porter Keadle Moore, LLP
                                        ----------------------------------------
                                        Porter Keadle Moore, LLP


Atlanta, Georgia
February 12, 1999

                       CCF HOLDING COMPANY AND SUBSIDIARY

                           Consolidated Balance Sheets

                           December 31, 1998 and 1997

                                     Assets
                                     ------

                                                                        1998                  1997
                                                                        ----                  ----
Cash and due from banks, including reserve
requirements of  $766,000 and $458,000                              $  7,275,835              4,357,626
Interest-bearing deposits in other financial institutions                756,687              4,383,690
Federal funds sold                                                     2,320,000
                                                                     -----------            -----------

Cash and cash equivalents                                             10,352,522              8,741,316

Investment securities available for sale                              29,457,412             11,559,557
Loans, net                                                           121,827,463             97,541,231
Premises and equipment, net                                            5,422,602              5,112,338
Federal Home Loan Bank stock, at cost                                  1,013,200              1,013,200
Accrued interest and dividends receivable                              1,114,880                784,852
Other assets                                                             671,863                203,550
                                                                     -----------            -----------
                                                                    $169,859,942            124,956,044
                                                                     ===========            ===========

                      Liabilities and Stockholders' Equity
                      ------------------------------------

Deposits:
Noninterest-bearing deposits                                        $  8,501,973              4,895,855
Interest-bearing deposits                                             44,555,271             21,837,258
Savings accounts                                                       9,089,074              9,962,412
Time deposits less than $100,000                                      74,388,954             46,072,815
Time deposits greater than $100,000                                   18,441,449              8,433,000
                                                                     -----------            -----------
Total deposits                                                       154,976,721             91,201,340

Securities sold under agreements to repurchase                         1,117,264              2,392,579
Federal Home Loan Bank advances                                             --               18,510,000
Other liabilities                                                      2,139,844              1,332,520
                                                                     -----------            -----------
Total liabilities                                                    158,233,829            113,436,439
                                                                     -----------            -----------

Commitments

Stockholders' equity:
Preferred stock, no par value; 1,000,000
 shares authorized; none issued and outstanding                             -                      -
Common stock, $.10 par value, 4,000,000 shares
 authorized; 900,589 shares issued and 895,148
 shares outstanding in 1998; 906,710 shares
 issued and 899,024 shares outstanding in 1997                            90,059                 90,671
Additional paid-in capital                                             7,783,384              7,794,459
Retained earnings                                                      4,528,267              4,443,500
Unearned ESOP shares                                                    (468,000)              (540,000)
Unearned compensation                                                   (286,339)              (394,195)
Treasury stock, at cost; 5,441 and 7,686 shares
 in 1998 and 1997, respectively                                          (59,777)               (96,800)
Accumulated other comprehensive income                                    38,519                221,970
                                                                     -----------            -----------
Total stockholders' equity                                            11,626,113             11,519,605
                                                                     -----------            -----------

                                                                    $169,859,942            124,956,044
                                                                     ===========            ===========

See accompanying notes to consolidated financial statements.

                       CCF HOLDING COMPANY AND SUBSIDIARY

                       Consolidated Statements of Earnings
                 For the Years Ended December 31, 1998 and 1997, the Three Months Ended December 31, 1996 and the Year Ended September 30, 1996

                                                                              Three
                                               Year ended     Year ended    months ended   Year ended
                                               December 31,   December 31,  December 31,  September 30,
                                                  1998            1997         1996          1996
                                                  ----            ----         ----          ----
Interest and dividend income:
Interest and fees on loans                     $10,778,100     7,413,839     1,265,291     3,884,901
Interest-bearing deposits in other
financial institutions                              87,321        84,196        18,727       116,986
Interest and dividends on taxable
investment securities                            1,570,866       582,336       288,901     1,600,604
Interest on nontaxable investment securities           600         9,720         7,110        11,152
                                                ----------     ---------     ---------     ---------
Total interest and dividend income              12,436,887     8,090,091     1,580,029     5,613,643
                                                ----------     ---------     ---------     ---------
Interest expense:
Deposit accounts                                 6,563,637     3,424,439       631,824     2,510,350
Other borrowings                                   235,923       496,458        64,263        16,444
                                                ----------     ---------     ---------     ---------
Total interest expense                           6,799,560     3,920,897       696,087     2,526,794
                                                ----------     ---------     ---------     ---------
Net interest income                              5,637,327     4,169,194       883,942     3,086,849

Provision for loan losses                          275,000       126,505         6,851       129,831
                                                ----------     ---------     ---------     ---------
Net interest income after provision
     for loan losses                             5,362,327     4,042,689       877,091     2,957,018
                                                ----------     ---------     ---------     ---------
Other operating income:
Service charges on deposit accounts                436,886       270,679        64,501       249,067
Net gain on sale of loans                           62,628        24,647          --          36,435
Net gain on sale of investment securities          387,282       494,651         1,955        15,119
Other                                               80,934       118,970        27,613        73,316
                                                ----------     ---------     ---------     ---------
Total other operating income                       967,730       908,947        94,069       373,937
                                                ----------     ---------     ---------     ---------
Other operating expenses:
Salaries and employee benefits                   3,083,362     2,836,395       471,213     1,171,405
Occupancy                                        1,017,073       788,147        94,939       427,826
Savings Association Insurance Fund
assessment                                           --            --            --          397,568
Other                                            1,279,157     1,121,442       266,667       718,320
                                                ----------     ---------     ---------     ---------
Total other operating expenses                   5,379,592     4,745,984       832,819     2,715,119
                                                ----------     ---------     ---------     ---------
Earnings before income taxes                       950,465       205,652       138,341       615,836

Income tax expense                                 331,689        69,052        48,760       142,500
                                                ----------     ---------     ---------     ---------
Net earnings                                       618,776       136,600        89,581       473,336
                                                ==========     =========     =========     =========
Basic earnings per share                       $      0.74          0.17          0.10          0.45
                                                ==========     =========     =========     =========
Diluted earnings per share                     $      0.70          0.16          0.09          0.43
                                                ==========     =========     =========     =========

See accompanying notes to consolidated financial statements.

                       CCF HOLDING COMPANY AND SUBSIDIARY

                 Consolidated Statements of Comprehensive Income
                 For the Years Ended December 31, 1998 and 1997,
                  the Three Months Ended December 31, 1996 and
                        the Year Ended September 30, 1996


                                                                                   Three
                                             Year ended       Year ended        months ended      Year ended
                                             December 31,     December 31,      December 31,      September 30,
                                                1998              1997             1996               1996
                                                ----              ----             ----               ----
Net earnings                                 $ 618,776           136,600            89,581           473,336
                                              --------          --------           -------           -------
Other comprehensive income, net of tax:
Unrealized gains (losses) on investment
securities available for sale:
Holding gains arising during the
   period, net of taxes of $34,695,
   $149,363, $148,901 and $19,293               56,608           243,698           242,943            31,532

Less: Reclassification adjustments for
  gains included in earnings, net
  of taxes of $147,223,$187,769,
  $742 and $5,140                             (240,059)         (306,882)           (1,213)           (9,979)

Other comprehensive income (loss)             (183,451)          (63,184)          241,730            21,553
                                              --------          --------           -------           -------

Comprehensive income                         $ 435,325            73,416           331,311           494,889
                                              ========          ========           =======           =======



See accompanying notes to consolidated financial statements.

                       CCF HOLDING COMPANY AND SUBSIDIARY

                 Consolidated Statements of Stockholders' Equity

                    For the Years Ended December 31, 1998 and
           1997, the Three Months Ended December 31, 1996 and the Year
                            Ended September 30, 1996


                                               Common Stock                   Additional                               Unearned
                                       ----------------------------            Paid-In             Retained               ESOP
                                        Shares              Amount             Capital             Earnings              Shares
                                       ---------           --------           ----------          -----------         ------------
Balance, September 30, 1995            1,190,250          $ 119,025           10,964,983           6,935,879           (720,000)

Net earnings                                -                  -                    -                473,336               -
Dividends declared ($.50 per share)         -                  -                    -               (600,161)              -
Treasury stock purchased                    -                  -                    -                   -                  -
ESOP shares allocated                       -                  -                  11,372                -                90,000
Unrealized gains on investment
  securities available for
  sale, net of tax effect                   -                  -                    -                   -                  -
Purchase of treasury stock and
  award of shares under
  management stock bonus plan               -                  -                  (4,641)               -                  -
                                       ---------            -------           ----------           ---------           --------
Balance, September 30, 1996            1,190,250            119,025           10,971,714           6,809,054           (630,000)

Net earnings                                -                  -                    -                 89,581               -
Dividends declared ($.45 per share)         -                  -                    -               (422,850)              -
Treasury stock purchased                    -                  -                    -                                      -
Retirement of treasury stock            (274,350)           (27,435)          (3,500,796)               -                  -
ESOP shares allocated                       -                  -                    -                   -                18,000
Unrealized gains on investment
  securities available for sale,
  net of tax effect                         -                  -                    -                   -                  -
                                       ---------            -------           ----------           ---------           --------
Balance, December 31, 1996               915,900          $  91,590            7,470,918           6,475,785           (612,000)
                                       =========            =======           ==========           =========           ========

            SECOND HALF OF TABLE CONTINUED BELOW

                                                                                                 Accumulated
                                                                    Treasury Stock                  Other
                                        Unearned            ----------------------------        Comprehensive
                                      Compensation          Shares              Amount              Income             Total
                                      ------------          -------           ----------           ---------         ----------
Balance, September 30, 1995                 -                  -             $      -                 21,871         17,321,758

Net earnings                                -                  -                    -                   -               473,336
Dividends declared ($.50 per share)         -                  -                    -                   -              (600,161)
Treasury stock purchased                    -               190,250           (2,299,490)               -            (2,299,490)
ESOP shares allocated                       -                  -                    -                   -               101,372
Unrealized gains on investment
  securities available for
  sale, net of tax effect                   -                  -                    -                 21,553             21,553
Purchase of treasury stock and
  award of shares under
  management stock bonus plan           (371,304)            16,668             (202,519)               -              (578,464)
                                       ---------            -------           ----------           ---------         ----------
Balance, September 30, 1996             (371,304)           206,918           (2,502,009)             43,424         14,439,904

Net earnings                                -                  -                    -                   -                89,581
Dividends declared ($.45 per share)         -                  -                    -                   -              (422,850)
Treasury stock purchased                    -                84,100           (1,228,741)               -            (1,228,741)
Retirement of treasury stock                -              (274,350)           3,528,231                -                   -
ESOP shares allocated                       -                  -                    -                   -                18,000
Unrealized gains on investment
  securities available for sale,
  net of tax effect                         -                  -                    -                241,730            241,730
                                       ---------            -------           ----------           ---------         ----------
Balance, December 31, 1996              (371,304)            16,668          $  (202,519)            285,154         13,137,624
                                       =========            =======           ==========           =========         ==========

                       CCF HOLDING COMPANY AND SUBSIDIARY
           Consolidated Statements of Stockholders' Equity, continued

                    For the Years Ended December 31, 1998 and
           1997, the Three Months Ended December 31, 1996 and the Year
                            Ended September 30, 1996


                                               Common Stock                   Additional                               Unearned
                                       ----------------------------            Paid-In             Retained               ESOP
                                        Shares              Amount             Capital             Earnings              Shares
                                       ---------           --------           ----------          -----------         ------------
Balance, December 31, 1996               915,900          $  91,590            7,470,918           6,475,785           (612,000)
Net earnings                                -                  -                    -                136,600               -
Dividends declared ($.52 per share)         -                  -                    -               (438,485)              -
Treasury stock purchased                    -                  -                    -                   -                  -
Retirement of treasury stock             (91,590)            (9,159)          (1,447,894)               -                  -
ESOP shares allocated                       -                  -                  51,153                -                72,000
Award of shares under management
  stock bonus plan                          -                  -                  (1,878)               -                  -
Earned compensation under
  management stock bonus plan               -                  -                    -                   -                  -
Unrealized losses on investment
  securities available for
  sale, net of tax effect                   -                  -                    -                   -                  -
10% stock dividend declared on
  December 16, 1997                       82,400             8,240             1,722,160          (1,730,400)              -
                                       ---------            -------           ----------           ---------           --------
Balance, December 31, 1997               906,710             90,671            7,794,459           4,443,500           (540,000)

Net earnings                                -                  -                    -                618,776               -
Dividends declared ($.64 per share)         -                  -                    -               (534,009)              -
Retirement of treasury stock              (6,121)              (612)            (105,953)
ESOP shares allocated                       -                  -                  94,878                -                72,000
Forfeited awards of shares
  under management
  stock bonus plan                          -                  -                    -                   -                  -
Award of shares under management
  stock bonus plan                          -                  -                    -                   -                  -
Earned compensation under
  management stock bonus plan               -                  -                    -                   -                  -
Treasury stock purchased                    -                  -                    -                   -                  -
Unrealized losses on investment
  securities available for
  sale, net of tax effect                   -                  -                    -                   -                  -
                                       ---------            -------           ----------           ---------           --------
Balance, December 31, 1998               900,589          $  90,059            7,783,384           4,528,267           (468,000)
                                       =========            =======           ==========           =========           ========

               [SECOND HALF OF TABLE CONTINUED ON FOLLOWING PAGE]

                     [SECOND HALF OF TABLE CONTINUED BELOW]

                                                                                                 Accumulated
                                                                    Treasury Stock                  Other
                                        Unearned            ----------------------------        Comprehensive
                                      Compensation          Shares              Amount              Income             Total
                                      ------------          -------           ----------           ---------         ----------
Balance, December 31, 1996              (371,304)            16,668            $(202,519)            285,154         13,137,624
Net earnings                                -                  -                    -                   -               136,600
Dividends declared ($.52 per share)         -                  -                    -                   -              (438,485)
Treasury stock purchased                    -                 2,820              (46,159)               -               (46,159)
Retirement of treasury stock                -                  -                    -                   -            (1,457,053)
ESOP shares allocated                       -                  -                    -                   -               123,153
Award of shares under management
  stock bonus plan                      (150,000)           (12,500)             151,878                -                  -
Earned compensation under
  management stock bonus plan            127,109               -                    -                   -               127,109
Unrealized losses on investment
  securities available for
  sale, net of tax effect                   -                  -                    -                (63,184)           (63,184)
10% stock dividend declared on
  December 16, 1997                         -                   698                 -                   -                  -
                                         -------             ------             --------             -------         ----------
Balance, December 31, 1997              (394,195)             7,686              (96,800)            221,970         11,519,605

Net earnings                                -                  -                    -                   -               618,776
Dividends declared ($.64 per share)         -                  -                    -                   -              (534,009)
Retirement of treasury stock                                 (6,121)             106,565                -                  -
ESOP shares allocated                       -                  -                    -                   -               166,878
Forfeited awards of shares
  under management
  stock bonus plan                        25,692              2,357              (25,692)               -                  -
Award of shares under management
  stock bonus plan                       (16,495)            (1,500)              16,495                -                  -
Earned compensation under
  management stock bonus plan             98,659               -                    -                   -                98,659
Treasury stock purchased                    -                 3,019              (60,345)               -               (60,345)
Unrealized losses on investment
  securities available for
  sale, net of tax effect                   -                  -                    -               (183,451)          (183,451)
                                         -------             ------             --------             -------         ----------
Balance, December 31, 1998              (286,339)             5,441            $ (59,777)             38,519         11,626,113
                                         =======             ======             ========             =======         ==========

See accompanying notes to consolidated financial statements.

                       CCF HOLDING COMPANY AND SUBSIDIARY
                      Consolidated Statements of Cash Flows
                 For the Years Ended December 31, 1998 and 1997,
                  the Three Months Ended December 31, 1996 and
                        the Year Ended September 30, 1996


                                                                                           Three
                                                      Year ended      Year ended       months ended      Year ended
                                                      December 31,    December 31,     December 31,     September 30,
                                                          1998             1997             1996            1996
                                                          ----             ----             ----            ----
Cash flows from operating activities:
Net earnings                                          $   618,776         136,600          89,581         473,336
Adjustments to reconcile net earnings
 to net cash provided by (used in)
 operating activities:
  Provision for loan losses                               275,000         126,505           6,851         129,831
  Depreciation, amortization and accretion                311,766         196,538          14,329          14,768
  ESOP shares allocated                                   166,878         123,153          18,000         101,372
  Compensation expense related to MSBP                     98,659         127,109          22,555          37,591
  Net gain on sale of investment securities
    available for sale                                   (387,282)       (494,651)         (1,955)        (15,119)
  Deferred income tax expense (benefit)                  (131,348)         61,418          94,939        (308,683)
  Net gain on sale of loans                               (62,628)        (24,647)           -            (36,435)

  Net loss (gain) on sale of equipment                        452         (36,898)           -               -

  (Increase) decrease in accrued
    interest and dividends receivable                    (330,028)       (346,852)         73,072          13,776
  Decrease (increase) in other assets                    (468,313)         78,924        (163,803)         16,658
  (Decrease) increase in Savings Association
    Insurance Fund assessment payable                        -               -           (397,568)        397,568
  Increase (decrease) in other liabilities              1,091,540         381,228        (327,338)        144,083
                                                       ----------       ---------       ---------       ---------
          Net cash provided by (used in)
            operating activities                        1,183,472         328,427        (571,337)        968,746
                                                       ----------       ---------       ---------       ---------
Cash flows from investing activities:
  Proceeds from maturities and called
    investment securities available for sale           29,328,303       2,568,034       1,005,458       1,781,760
  Proceeds from sales of investment
    securities available for sale                       3,021,729       8,998,129       6,967,872       3,372,017
  Proceeds from maturities and called
    investment securities held to maturity                   -               -               -          5,739,276
  Purchases of investment securities
    available for sale                                (50,012,878)     (6,958,537)           -         (3,455,874)
  Purchases of investment securities
    held to maturity                                         -               -               -         (7,216,111)
  Net increase in loans                               (41,676,028)    (34,977,793)    (12,847,320)     (8,735,992)
  Proceeds from sale of loans                          17,177,424       1,854,185            -          2,455,221
  Purchases of premises and equipment                    (754,597)     (3,669,458)       (791,386)       (366,169)
  Proceeds from sale of equipment                           2,155         120,906            -               -
  Sale of real estate owned                                  -               -               -             75,626
                                                       ----------       ---------       ---------       ---------
          Net cash used in investing
            activities                                (42,913,892)    (32,064,534)     (5,665,376)     (6,350,746)
                                                       ----------      ----------       ---------       ---------

                       CCF HOLDING COMPANY AND SUBSIDIARY

                    For the Years Ended December 31, 1998 and
           1997, the Three Months Ended December 31, 1996 and the Year
                            Ended September 30, 1996


                                                                                              Three months
                                                            Year ended        Year ended        ended          Year ended
                                                            December 31,      December 31,    December 31,     September 30,
                                                               1998              1997            1996             1996
                                                               ----              ----            ----             ----
Cash flows from financing activities:
  Net increase in demand and savings deposits             $  25,450,793        8,967,499        2,029,967       1,317,457
  Net increase (decrease) in time deposits                   38,324,588       15,467,001        2,915,199        (627,298)
  Net increase (decrease) in securities sold
   under agreements to repurchase                            (1,275,315)       2,392,579             -               -
  Increase (decrease) in advance payments by
   borrowers for property taxes and insurance                    38,830          (11,023)        (377,971)       (131,745)
  Treasury stock purchased                                      (60,345)      (1,457,053)      (1,228,741)     (2,299,490)
  Federal Home Loan Bank advances                                  -          13,510,000        5,000,000       2,500,000
  Repayment of Federal Home Loan
   Bank advances                                            (18,510,000)      (2,500,000)            -               -
  Dividends paid                                               (626,925)        (639,066)            -           (600,161)
  Contribution to management stock bonus
   plan for the purchase of treasury shares                        -                -                -           (578,464)
                                                             ----------       ----------        ---------      ----------
          Net cash provided by (used in)
            financing activities                             43,341,626       35,729,937        8,338,454        (419,701)
                                                             ----------       ----------        ---------      ----------
          Increase (decrease) in cash and
            cash equivalents                                  1,611,206        3,993,830        2,101,741      (5,801,701)

Cash and cash equivalents at beginning of
 period                                                       8,741,316        4,747,486        2,645,745       8,447,446
                                                             ----------       ----------        ---------      ----------

Cash and cash equivalents at end of period                $  10,352,522        8,741,316        4,747,486       2,645,745
                                                             ==========       ==========        =========      ==========

Supplemental disclosure of cash flow information:
  Interest paid                                           $   6,533,149        3,806,229          684,795       2,531,331
                                                             ==========       ==========        =========      ==========
  Income taxes paid                                       $      15,000           82,500          165,000         297,368
                                                             ==========       ==========        =========      ==========
Supplemental disclosures of noncash
 investing and financing activities:
   Transfer of investment securities from
     held to maturity to available for sale               $        -               -                -          17,554,822
                                                             ==========       ==========        =========      ==========
   Changes in dividends payable                           $     (92,916)        (200,581)         429,038            -
                                                             ==========       ==========        =========      ==========
   Changes in unrealized gains (losses) on
     investment securities available for sale             $    (183,451)         (63,184)         241,730          21,553
                                                             ==========       ==========        =========      ==========
Retirement of treasury stock                              $     106,565        1,457,053        3,528,231            -
                                                             ==========       ==========        =========      ==========

See accompanying notes to consolidated financial statements.

                       CCF HOLDING COMPANY AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


(1)  Summary of Significant Accounting Policies
     Organization
     ------------
     CCF Holding Company (the "Company") is incorporated in the state of Georgia as a state chartered bank holding company whose business is conducted by its wholly owned bank subsidiary, Heritage Bank (the "Bank"). The Company converted its charter effective September 1, 1998 from a federally chartered stock savings and loan association to a state chartered commercial bank. The Company and the Bank are primarily regulated by the State of Georgia Department of Banking and Finance (the "DBF") and the
     Federal Deposit Insurance Corporation (the "FDIC") and are subject to periodic examinations by these regulatory authorities.

     On December 10, 1996, the Company's Board of Directors approved a change in the Company's year-end from September 30 to December 31.

     The Bank provides a full range of banking services to individual and corporate customers through its main office in Jonesboro, Georgia and four Georgia branch offices located in Clayton, Fayette, and Henry Counties. The Bank primarily competes with other financial institutions in its market area, which it considers to be South Metropolitan Atlanta.

     Basis of Presentation
     ---------------------
     The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain 1997 and 1996 amounts have been reclassified to conform to the 1998 presentation.

     The accounting principles followed by the Company and the methods of applying these principles, conform with generally accepted accounting principles ("GAAP") and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses and the valuation of real estate acquired in connection with or in lieu of foreclosure on loans.

     Cash and Cash Equivalents
     -------------------------
     For purposes of the consolidated statements of cash flows, the Company considers amounts due from banks, interest-bearing deposits in other financial institutions and federal funds sold to be cash equivalents.

     Investment Securities
     ---------------------
     The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for sale in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held to maturity are classified as available for sale. The Company's current investment policy prohibits trading activity.

     Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains or losses associated with transfers of securities from held to maturity to available for sale are recorded as a separate component of stockholders' equity.

     Available for sale securities consist of investment securities not classified as trading securities or held to maturity securities and are recorded at fair value. Unrealized holding gains and losses on securities available for sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

                       CCF HOLDING COMPANY AND SUBSIDIARY

(1)  Summary of Significant Accounting Policies, continued
     Investment Securities, continued
     ---------------------
     A decline in the market value of any available for sale or held to maturity investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

     Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale and held to maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

     Federal Home Loan Bank Stock
     ----------------------------
     Investment in Federal Home Loan Bank stock is required of federally insured financial institutions that utilize their services. No ready market exists for the stock and it has no quoted market value.

     Loans
     -----
     Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at the principal amount outstanding, net of the allowance for loan losses and any deferred fees or costs on originated loans. Interest on all loans is calculated principally by using the simple interest method on the daily balance of the principal amount outstanding.

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

     A loan is considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Interest income from impaired loans is recognized using a cash basis method of accounting.

     Allowance for Loan Losses
     -------------------------
     The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collection of principle is unlikely. The Bank has established a loan grading system whose classifications are consistent with those used by the Bank's regulators. Management utilizes this system to evaluate the adequacy of its allowance for loan losses. Allocations of loss are calculated based on expected loss ratios for each loan classification. These ratios have been determined considering the Bank's historical loss rates and consideration of losses experienced by its peer group. For individually significant loans deemed to be impaired, a specific allowance is established based on the expected collectibility considering the borrower's cash flow and the adequacy of the collateral coverage. The results of the Bank's evaluation are compared to the recorded allowance for loan losses and significant deviations are adjusted by increasing or decreasing the provision for loan losses. Additionally, management utilizes the services of an independent third party loan reviewer to validate its internal grading system and to provide additional analysis in determining the adequacy of the allowance.

                       CCF HOLDING COMPANY AND SUBSIDIARY
              Notes to Consolidated Financial Statements, continued

(1)  Summary of Significant Accounting Policies, continued
     Allowance for Loan Losses, continued
     -------------------------
     Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

     Premises and Equipment
     ----------------------
     Premises and equipment are stated at cost less accumulated depreciation. Major additions and improvements are charged to the asset accounts while maintenance and repairs that do not improve or extend the useful lives of the assets are expensed currently. When assets are retired or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in earnings for the period. Depreciation is recorded on a straight-line basis over the following estimated useful lives of the related assets:


                   Building and improvements          5 - 40 years
                   Furniture and equipment            2 - 10 years


     Income Taxes
     ------------
     Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

     In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

     Net Earnings Per Share
     ----------------------
     Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS No. 128) became effective for the Company for the year ended December 31, 1997. This standard specifies the computation, presentation and disclosure requirements for earnings per share and is designed to simplify previous earnings per share standards and to make domestic and international practices more compatible. Basic earnings per share are based on the weighted average number of common shares outstanding during the period while the effects of potential shares outstanding during the period are included in diluted earnings per share.

                       CCF HOLDING COMPANY AND SUBSIDIARY

(1)   Summary of Significant Accounting Policies, continued
      Net Earnings Per Share, continued
      ----------------------
      SFAS No. 128 requires the presentation on the face of the statement of earnings of earnings per share with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants. Additionally, the statement requires the reconciliation of the amounts used in the computation of both "basic earnings per share" and "diluted earnings per share" for each period an earnings statement is presented as follows:



            For the year ended December 31, 1998                    Net            Common        Per Share
                                                                 Earnings          Shares         Amount
                                                                 --------          ------         ------
            Basic earnings per share                            $ 618,776         839,641         $ 0.74
                                                                                                    ====
            Effect of stock options                                  -             43,496
                                                                  -------       ---------
            Diluted earnings per share                          $ 618,776         883,137         $ 0.70
                                                                  =======       =========           ====


            For the year ended December 31, 1997                    Net            Common        Per Share
                                                                 Earnings          Shares         Amount
                                                                 --------          ------         ------

            Basic earnings per share                            $ 136,600         800,299         $ 0.17
                                                                                                    ====
            Effect of stock options                                  -             56,363
                                                                  -------       ---------
            Diluted earnings per share                          $ 136,600         856,662         $ 0.16
                                                                  =======       =========           ====

            For the three months ended December 31, 1996            Net            Common        Per Share
                                                                 Earnings          Shares         Amount
                                                                 --------          ------         ------

            Basic earnings per share                            $  89,581         940,671         $ 0.10
                                                                                                    ====
            Effect of stock options                                  -             72,275
                                                                  -------       ---------

            Diluted earnings per share                          $  89,581       1,012,946         $ 0.09
                                                                   ======       =========           ====


            For the year ended September 30, 1996                   Net            Common        Per Share
                                                                 Earnings          Shares         Amount
                                                                 --------          ------         ------

            Basic earnings per share                            $ 473,336       1,055,402         $ 0.45
                                                                                                    ====
            Effect of stock options                                  -             34,036
                                                                  -------       ---------
            Diluted earnings per share                          $ 473,336       1,089,438         $ 0.43
                                                                  =======       =========           ====


For purposes of computing weighted-average shares outstanding, unallocated shares under the Company's employee stock ownership plan are not considered outstanding until they are committed to be released for allocation.

                       CCF HOLDING COMPANY AND SUBSIDIARY

(1)   Summary of Significant Accounting Policies, continued
      Recent Accounting Pronouncements
      --------------------------------
      In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for hedging activities and for derivative instruments including derivative instruments embedded in other contracts. It requires the fair value recognition of derivatives as assets or liabilities in the financial statements. The accounting for the changes in the fair value of derivatives depends on the intended use of the derivative instruments at inception. Instruments used as fair value hedges account for the change in fair value in the earnings of the period simultaneous with accounting for the fair value change of the item being hedged. Cash flow hedges account for the change in fair value of the effective portion in comprehensive income rather than earnings, and foreign currency hedges are accounted for in comprehensive income as part of the translation adjustment. Derivative instruments that are not intended as a hedge account for the change in fair value in the earnings of the period of the change. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999, but initial application of the statement must be made as of the beginning of the quarter. At the date of initial application, an entity may transfer any held to maturity security into the available for sale or trading categories without calling into question the entity's intent to hold other securities to maturity in the future. The Company believes the adoption of SFAS No. 133 will not have a material impact on its financial position, results of operations or liquidity.

(2)  Investment Securities
     At December 31, 1998 and 1997, investment securities available for sale consisted of the following:

                                                         December 31,   1998
                                       --------------------------------------------------------
                                                          Gross       Gross
                                        Amortized      Unrealized   Unrealized         Fair
                                          Cost            Gains       Losses           Value
                                          ----            -----       ------           -----
U.S. Treasury and U.S. Government
  agency obligations                   $29,137,872        13,964       29,894        29,121,942
Equity security                             64,455        69,545         -              134,000
Mortgage-backed securities                 195,825         5,645         -              201,470
                                        ----------        ------       ------        ----------
                                       $29,398,152        89,154       29,894        29,457,412
                                        ==========        ======       ======        ==========

                                                         December 31,   1997
                                       ---------------------------------------------------------
                                                          Gross         Gross
                                        Amortized      Unrealized     Unrealized       Fair
                                          Cost            Gains         Losses         Value
                                          ----            -----         ------         -----
U.S. Treasury and U.S. Government
  agency obligations                   $ 7,984,149        10,251        11,159        7,983,241
Municipal securities                       157,990           489          -             158,479
Equity security                          1,243,471       336,857          -           1,580,328
Mortgage-backed securities               1,832,454        12,600         7,545        1,837,509
                                        ----------       -------        ------       ----------

                                       $11,218,064       360,197        18,704       11,559,557
                                        ==========       =======        ======       ==========

     For the years ended December 31, 1998 and 1997, the Company sold certain investment securities available for sale for $3,021,729 and $8,998,129, respectively, and recognized gross gains of $392,479 and gross losses of $5,197 in 1998 and gross gains of $516,041 and gross losses of $21,390 in 1997. For the three months ended December 31, 1996, the Company sold certain investment securities available for sale for $6,967,872 and recognized gross gains of $10,801 and gross losses of $8,846. For the year ended September 30, 1996, the Company sold certain investment securities available for sale for $3,372,017 and recognized gross gains of $11,959 and gross losses of $3,965.

                       CCF HOLDING COMPANY AND SUBSIDIARY

(2)    Investment Securities, continued
       The amortized cost and fair values of securities available for sale at December 31, 1998 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                     Amortized      Fair
                                                                       Cost         Value
                                                                       ----         -----
            U.S. Treasury and agencies:
            Due within one year                                    $ 7,954,713      7,952,899
            Due after one year through five years                   20,673,660     20,660,137
            Due after five years                                       509,499        508,906
                                                                    ----------     ----------

            Total securities other than mortgage-backed
               securities and equity securities                     29,137,872     29,121,942

            Equity securities                                           64,455        134,000

            Mortgage-backed securities                                 195,825        201,470
                                                                    ----------     ----------

                                                                  $ 29,398,152     29,457,412
                                                                    ==========     ==========


       Investment securities with approximate aggregate carrying amounts of $22,380,000 and $9,979,000 at December 31, 1998 and December 31, 1997,
       respectively, were pledged to secure public deposits and securities sold under agreements to repurchase.

(3)    Loans
       Major classifications of loans at December 31, 1998 and 1997 are presented below.

                                                                   1998              1997
                                                                   ----              ----
           Commercial                                          $ 14,487,698         2,531,962
           Real estate - mortgage                                68,527,720        77,403,708
           Real estate - construction                            26,187,280        16,231,115
           Installment and other consumer                        14,154,498         2,680,145
                                                                -----------        ----------

                   Total loans                                  123,357,196        98,846,930

                   Less:  Unearned fees                             586,584           636,194
                             Allowance for loan losses              943,149           669,505
                                                                -----------        ----------

                   Total loans, net                            $121,827,463        97,541,231
                                                                ===========        ==========

       Included in real estate-mortgage at December 31, 1998 and 1997, was approximately $30,890,000 and $28,373,000, respectively, related to commercial real estate lending. The Company extends credit to customers throughout its market area, which includes the Georgia counties of Clayton, Henry, and Fayette. Most of the Company's loans are collateralized by real estate in these Georgia counties and a substantial portion of its borrowers' ability to repay such loans is dependent upon the economy in the Company's market area.

                       CCF HOLDING COMPANY AND SUBSIDIARY

(3)    Loans, continued
       An analysis of the activity in the allowance for loan losses is presented below:

                                                                                       Three
                                                  Year ended       Year ended       months ended         Year ended
                                                 December 31,     December 31,      December 31,       September 30,
                                                     1998             1997              1996                1996
                                                     ----             ----              ----                ----
     Balance at beginning of period              $ 669,505           547,142          540,291             408,848
     Provision for losses on loans                 275,000           126,505            6,851             129,831
     Loan charge-offs                               (2,674)           (4,142)            -                   -
     Loan recoveries                                 1,318              -                -                  1,612
                                                   -------           -------          -------             -------
     Balance at end of period                    $ 943,149           669,505          547,142             540,291
                                                   =======           =======          =======             =======

       As of December 31, 1998 and 1997, the Bank serviced loans for others with
       approximate   outstanding   balances  of  $22,396,000   and   $8,459,000,
       respectively.

(4)    Premises and Equipment
       A summary of premises and equipment at December 31, 1998 and 1997 is as follows:

                                             1998            1997
                                             ----            ----

Land                                     $   803,927        803,927
Buildings and improvements                 3,719,942      2,392,646
Furniture and equipment                    2,286,524      2,102,817
Construction in progress                      17,400      1,143,739
                                           ---------      ---------
                                           6,827,793      6,443,129

Less accumulated depreciation              1,405,191      1,330,791
                                           ---------      ---------

                                         $ 5,422,602      5,112,338
                                           =========      =========


         Depreciation expense for the years ended December 31, 1998 and 1997 was $441,726 and $344,529, respectively. Depreciation expense for the three months ended December 31, 1996 was $39,597. Depreciation expense for the year ended September 30, 1996 was $112,357.

(5)     Deposits
        At December 31, 1998, the scheduled maturities of time deposits are as follows:


     1999                                       $  45,673,595
     2000                                          36,876,025
     2001                                           4,962,887
     2002                                              84,632
     2003                                           5,199,127
     2004 and thereafter                               34,137
                                                 ------------

                                                $  92,830,403
                                                 ============

                       CCF HOLDING COMPANY AND SUBSIDIARY

(6)    Income Taxes
       The components of income tax expense are as follows:


                                                                                  Three months
                                             Year ended         Year ended           ended            Year ended
                                             December 31,        December 31,       December 31,      September 30,
                                                1998                1997               1996                1996
                                                ----                ----               ----                ----
       Current expense (benefit)             $ 463,037               7,634            (46,179)            451,183
       Deferred tax (benefit) expense         (131,348)             61,418             94,939            (308,683)
                                               -------              ------             ------             -------

                                             $ 331,689              69,052             48,760             142,500
                                               =======              ======             ======             =======

       Income tax expense of the Company differed from the amounts computed by applying the statutory Federal income tax rate to income before income taxes as follows:

                                                                                  Three months
                                             Year ended         Year ended           ended            Year ended
                                             December 31,        December 31,       December 31,      September 30,
                                                1998                1997               1996                1996
                                                ----                ----               ----                ----

       Tax expense at statutory rate         $ 323,158              69,922              47,036            209,384
       Add (deduct):
         State income taxes, net of Federal
          tax effect                             7,781               6,061               9,369            (24,053)
         Municipal investments                    -                 (2,645)             (2,063)            (3,792)
         Other, net                                750              (4,286)             (5,582)           (39,039)
                                               -------              ------              ------            -------

                                            $  331,689              69,052              48,760            142,500
                                               =======              ======              ======            =======

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are presented below:

                                                           1998           1997
                                                           ----           ----

       Deferred tax assets:
       Allowance for loan losses                        $ 194,108        8,225
       State tax credit carryforwards                      58,893       55,164
       Employee Stock Ownership Plan accrual               99,147       62,713
       Management stock bonus plan                           -          23,790
       Other                                                6,720        9,600
                                                         --------      -------
           Total gross deferred tax assets                358,868      159,492
                                                         --------      -------

       Deferred tax liabilities:
       Deferred loan fees                                 366,168      315,183
       Net unrealized gains on investment
         securities available for sale                     20,741      119,523
       Premises and equipment                              23,084       17,963
       Federal Home Loan Bank stock dividends             146,165      146,165
       Other                                               28,696       16,774
                                                         --------      -------

           Total gross deferred tax liabilities           584,854      615,608
                                                         --------      -------

Net deferred tax liabilities                            $ 225,986      456,116
                                                          =======      =======

                       CCF HOLDING COMPANY AND SUBSIDIARY
              Notes to Consolidated Financial Statements, continued

(6)    Income Taxes, continued
       At December 31, 1998 and 1997, the Company had state gross receipts tax credit carryforwards of approximately $89,000 and $84,000, respectively, which are available to reduce future state income taxes payable, if any, through 2003.

       Prior to January 1, 1996, the Company was permitted under the Internal Revenue Code (the "Code") a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. The provisions of the Code permitted the Company to deduct from taxable income an allowance for bad debts based on the greater of a percentage of taxable income before such deduction or actual loss experience. Retained earnings at December 31, 1998 include approximately $675,000 for which no deferred Federal income tax liability has been recognized. The amounts represent an allocation of income for bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate.

(7)    Commitments
       The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include standby letters of credit and commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

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

       The Company's exposure to credit loss, in the event of nonperformance by the customer for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for recorded loans.

       The following summarizes commitments as of December 31, 1998 and 1997:

                                                            Approximate
                                                          Contract Amount
                                                    ---------------------------
                                                        1998            1997
                                                        ----            ----
          Financial instruments whose contract
            amounts represent credit risk:
               Commitments to extend credit         $   22,209,000    5,606,000
               Standby letters of credit            $      195,000       69,000

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

       The Company has entered into contracts with certain members of management which stipulate a term and annual base salary. The contract includes provisions to terminate the agreement for "just cause" which is defined in the contracts. If such members of management are relieved of their position without just cause, the employee is entitled to a continuation of salary from the termination date through the remaining term of the agreement. Certain of these employment agreements contain a provision stating that in the event of involuntary termination of employment in connection with or within one year after, any change in control of the Company, the officer will be paid a lump sum distribution equal to 2.99 times the individual's base compensation.

                       CCF HOLDING COMPANY AND SUBSIDIARY

(8)    Federal Home Loan Bank Advances
       Federal Home Loan Bank advances at December 31, 1997 consisted of a $18,510,000 term loan secured by a blanket lien on residential mortgage loans. Principal was payable at maturity on June 26, 1998 and interest was due monthly based on a floating daily interest rate of 6.50% at December 31, 1997.

(9)    Preferred Stock
       The Company is authorized to issue 1,000,000 shares of no par value serial preferred stock. At December 31, 1998, there were no shares issued and outstanding. The Board of Directors of the Company is authorized to issue serial preferred stock and to fix and state voting powers, designations, preferences, or other special rights of such shares and the qualifications, limitations, and restrictions thereof, subject to regulatory approval but without stockholder approval.

(10)   Employee Benefit Plans
       (a) 401(k) Profit Sharing Plan
           --------------------------
           The Company has a tax-qualified defined contribution profit sharing plan (the "Plan") for the benefit of its employees. All full-time employees become eligible to participate under the Plan after completing one year of service. Under the Plan, employees may voluntarily elect to defer up to 15% of their compensation, not to exceed applicable limits. Company contributions were $1.00 for each $1.00 of employee contribution. Such matching contributions begin to vest after three years at a rate of 20% per year with full vesting after seven years. Additionally, the Company may contribute an annual discretionary contribution to the Plan based upon a number of factors, such as the Company's retained earnings, profits, regulatory capital, and employee performance.

           Contributions by the Company to the Plan during the years ended December 31, 1998 and 1997 and September 30, 1996 totaled $67,774, $43,200 and $29,116, respectively. Contributions by the Company to the Plan during the three months ended December 31, 1996 totaled $8,792.

       (b) Employee Stock Ownership Plan
           The Company also has an employee stock ownership plan (the "ESOP"), for the exclusive benefit of participating employees, who have completed one year of service with the Company and have attained age 21.

           The ESOP is funded by periodic contributions made by the Company in cash or common stock. Benefits to participants may be paid either in shares of the Company's common stock or in cash. The ESOP was approved to borrow funds from the Company to acquire up to 10% of the common stock of the Company. During 1995, the ESOP borrowed $720,000 from the Company to acquire 79,200 shares of Company common stock at approximately $9 per share. The loan is secured by the shares purchased and earnings of the ESOP assets, and is at an interest rate equal to a published prime rate, adjusted quarterly. The loan is to be paid over a ten-year period at $72,000 per year. The shares purchased are held in a suspense account for allocation among participants as the loan is repaid.

           At December 31, 1998, 27,720 ESOP shares have been allocated to the participating employees. For purposes of computing net earnings per share, the remaining 51,480 unallocated shares are not considered outstanding until they are committed-to-be-released for allocation. The Company is recognizing as compensation expense the fair market value of the Company's common stock allocated to participating employees. Compensation expense recognized by the Company during the years ended December 31, 1998 and 1997 and September 30, 1996 totaled $166,878, $123,153 and $83,372, respectively. Compensation expense recognized by the Company during the three months ended December 31, 1996 totaled $18,000. The fair value of the unallocated shares at December 31, 1998 was approximately $753,000.

                       CCF HOLDING COMPANY AND SUBSIDIARY

(10)   Employee Benefit Plans, continued
       (c) Stock Option Plan
           -----------------
           In  January  1996,  the  Company  approved a stock  option  plan (the
           "Option Plan") whereby 130,928 authorized shares are reserved for issuance by the Company upon exercise of stock options granted to officers, directors, and employees of the Company from time to time. Options constitute both incentive stock options and non qualified stock options. Options awarded to officers and directors are exercisable at a rate of 20% annually with the first 20% exercisable on the one-year anniversary of the date of grant. Any shares subject to an award which expire or are terminated unexercised will again be available for issuance. The Option Plan has a term of ten years, unless sooner terminated. The exercise price per share for nonqualified and incentive stock options shall be the price as determined by an option committee, but not less than the fair market value of the common stock on the date of grant.

           Stock option activity is as follows:


                                                                                     Three
                                              Year ended        Year ended        months ended         Year ended
                                             December 31,      December 31,       December 31,        September 30,
                                                 1998              1997             1996                 1996
                                                 ----              ----             ----                 ----
     Options outstanding at
     beginning of period                       106,053            112,599           85,099                -
     Options granted                             9,000               -              27,500              85,099
     Options canceled                           (7,854)            (6,546)            -                   -
                                              --------           --------         --------              ------
     Options outstanding
       at end of period                        107,199            106,053          112,599              85,099
                                              ========           ========         ========              ======
     Options exercisable
       at end of period                         40,458             21,211              -                   -
                                              ========           ========         ========              ======
     Weighted-average option prices
       per share:

     Options granted during
       the period                           $    20.44               -               12.18               11.25
     Options canceled during
       the period                           $    11.25              11.25              -                    -
     Options outstanding at end
       of period                            $    12.26              11.49            11.48               11.25


         The options outstanding at December 31, 1998 had a weighted-average contractual maturity of 7.2 years and exercise prices ranging from $11.02 to $21.00.

                       CCF HOLDING COMPANY AND SUBSIDIARY

(10)   Employee Benefit Plans, continued
       (c) Stock Option Plan, continued
           -----------------
           The Company is encouraged, but not required, to compute the fair value of options at the date of grant and to recognize such costs as compensation expense immediately if there is no vesting period, or ratably over the vesting period of the options. The Company has chosen not to adopt these cost recognition principles and accounts for all options under Accounting Principles Board Opinion No. 25 and its related interpretations. No compensation expense has been recognized related to the Option Plan. Had compensation cost been determined based upon the fair value of the options at the grant dates, the Company's net earnings and net earnings per share would have been reduced to the proforma amounts indicated below:

                                                       Year ended     Year ended     Three months       Years ended
                                                        December       December        December          September
                                                        31, 1998       31, 1997        31, 1996          30, 1996
                                                        --------       --------        --------          --------
      Net earnings                 As reported        $ 618,776          136,600        89,581           473,336
                                   Proforma           $ 554,730           62,324        71,722           431,502

      Basic earnings per share     As reported        $     .74             .17           .10              .45
                                   Proforma           $     .66             .08           .08              .41

      Diluted earnings             As reported        $     .70             .16           .09              .43
          per share                Proforma           $     .63             .07           .07              .40

            The weighted average grant-date fair value of options granted was $1.10, $5.74 and $5.29 for the periods ended December 31, 1998 and 1996 and September 30, 1996, respectively, based on estimates as of the date of grant using the Black Scholes pricing model. The weighted average assumptions used for grants in 1998 and 1996 were as follows: dividend yield of 4.6% and 2.0%, a risk free interest rate of 4.7% and 5.5%, expected volatility of 20% and 42%, respectively, and an expected life of 7 years for both years.

       (d) Management Stock Bonus Plan
           ---------------------------
           In January 1996, the Company adopted a Management Stock Bonus Plan (the "MSBP"). Under the terms of the MSBP, a total of 52,371 shares of the Company's common stock is available for the granting of awards during a period of up to ten years. In connection with the adoption of the MSBP, the Company purchased treasury shares in the open market at a total cost of $578,464 to cover the total shares available for grant under the MSBP. Through December 31, 1998, the Company awarded 42,169 of such treasury shares to employees. The market value of the common stock at the date of award is included as a reduction of stockholders' equity in the consolidated balance sheets and is recorded as compensation expense using the straight-line method over the vesting period of the awards. The awards vest pro rata over five years at each anniversary of the award. Compensation expense with respect to the foregoing MSBP awards was $98,659, $131,242, $22,555, and $37,591 for the years ended December 31, 1998 and 1997, the three months ended December 31, 1996, and the year ended September 30, 1996, respectively.

(11)   Fair Values of Financial Instruments
       SFAS No. 107, "Disclosure About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions would significantly affect the estimates.

                       CCF HOLDING COMPANY AND SUBSIDIARY

(11)   Fair Values of Financial Instruments, continued
       Fair value estimates are based on existing on- and off-balance-sheet financial instruments and other recorded assets and liabilities without attempting to estimate the fair value of anticipated future business. In addition, tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

       The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments and certain other assets and liabilities:

       Cash and cash equivalents
       -------------------------
       The carrying amounts of cash and cash equivalents approximate fair values.

       Investment securities available for sale
       ----------------------------------------
       Fair values for investment securities available for sale are based on quoted market prices, where available.

       Federal Home Loan Bank stock
       ----------------------------
       The carrying amount is considered a reasonable estimate of fair value.

       Loans
       -----
       For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for all other loans are estimated based upon a discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

       Accrued interest and dividends receivable
       -----------------------------------------
       The carrying amount approximates fair value, due to the short-term nature of these receivables.

       Deposits
       --------
       Fair values for fixed-rate time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on deposits of similar terms of maturity. The carrying amounts of all other deposits, due to their short-term nature, approximate their fair values.

       Securities sold under agreements to repurchase
       ----------------------------------------------
       Fair value approximates carrying value of such liabilities due to their short-term nature.

       Federal Home Loan Bank advances
       -------------------------------
       The carrying amounts of the Federal Home Loan Bank advances approximate their fair values as the advances are based on a floating interest rate.

       Off-balance-sheet instruments
       -----------------------------
       Fair values for the Company's off-balance-sheet instruments are based on a comparison with terms, including interest rate and commitment period currently prevailing to enter into similar agreements, taking into account credit standings. Because these instruments are primarily variable rate instruments, the contract value is a reasonable estimate of fair value.

                       CCF HOLDING COMPANY AND SUBSIDIARY

(11)   Fair Values of Financial Instruments, continued
       The estimated fair value of the Company's financial instruments as of December 31, 1998 and December 31, 1997 are as follows:



                                                                December 31, 1998                 December 31, 1997
                                                         ----------------------------       ----------------------------
                                                            Carrying           Fair           Carrying           Fair
                                                              Value            Value            Value            Value
                                                              -----            -----            -----            -----
                                                                                       (in thousands)
         Assets:
         Cash and cash equivalents                        $   10,353           10,353            8,741            8,741
         Investment securities available for sale         $   29,457           29,457           11,560           11,560
         Loans, net                                       $  121,827          125,517           97,541           95,711
         Federal Home Loan Bank stock                     $    1,013            1,013            1,013            1,013

         Liabilities:
         Deposits                                         $  154,977          157,987           91,201           91,326
         Securities sold under agreements to
         repurchase                                       $    1,117            1,117            2,393            2,393
         Federal Home Loan Bank advances                  $     -                -              18,510           18,510

         Unrecognized financial instruments:
         Commitments to extend credit                     $   22,209           22,209             -                -
         Standby letters of credit                        $      195              195             -                -


(12)   Related Party Transactions
       Loans are made to officers, directors, and their associates in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal credit risk. The following is a summary of activity during the year ended December 31, 1998 with respect to such aggregate loans to these individuals and their associates:


       Related party loan balances at beginning of year     $  1,709,476
       New loans                                               1,152,964
       Principal repayments                                     (819,690)
                                                               ---------
       Related party loan balances at end of year           $  2,042,750
                                                               =========


       Deposits  from  related  parties  totaled  approximately   $1,005,000  at
December 31, 1998.

                       CCF HOLDING COMPANY AND SUBSIDIARY

(13)   Parent Company Financial Information
       The following represents condensed financial information of the Parent.

                            Condensed Balance Sheets

                           December 31, 1998 and 1997

                                     Assets
                                     ------

                                                      1998           1997
                                                      ----           ----

       Cash                                      $   294,503          347,570
       Investment securities available for sale      134,000        1,580,328
       Investment in subsidiary                   11,480,697       10,353,620
       Other assets                                   10,000           29,284
                                                  ----------       ----------

                                                 $11,919,200       12,310,802
                                                  ==========       ==========

                      Liabilities and Stockholders' Equity
                      ------------------------------------

       Liabilities:
       Deferred income taxes                     $   104,407          117,900
       Dividends payable                             135,541          228,457
       Other liabilities                              53,139          444,840
                                                  ----------       ----------
                                                     293,087          791,197


       Stockholders' equity                       11,626,113       11,519,605
                                                  ----------       ----------
                                                 $11,919,200       12,310,802
                                                  ==========       ==========

                        Condensed Statements of Earnings

                    For the Years Ended December 31, 1998 and
             1997, Three Months Ended December 31, 1996 and the Year
                            Ended September 30, 1996

                                                                                            Three
                                                Year ended           Year ended          months ended           Year ended
                                               December 31,          December 31,        December 31,          September 30,
                                                   1998                1997                  1996                  1996
                                                   ----                ----                  ----                  ----
Dividends from subsidiary                       $    -              $2,000,000                 -                    -
Interest income from subsidiary                    26,196               25,231               10,092              203,450
Gain on sale of investment securities             386,187              477,691                 -                    -
Other operating income                              9,386               12,244                5,750                9,775
Other operating expenses                          (64,635)             (54,676)             (33,334)             (14,647)
Income tax (expense) benefit                     (125,134)            (160,943)               6,140              (62,047)
                                                ---------           ----------             --------            ---------
Earnings (loss) before equity in
undistributed earnings (distributions
in excess of earnings) of subsidiary              232,000            2,299,547              (11,352)             136,531

Equity in undistributed earnings
(distributions in excess of earnings)
of subsidiary                                     386,776           (2,162,947)             100,933              336,805
                                                ---------           ----------             --------            ---------

Net earnings                                    $ 618,776              136,600               89,581              473,336
                                                 ========           ==========             ========            =========

                       CCF HOLDING COMPANY AND SUBSIDIARY

(13)   Parent Company Financial Information, continued

                       Condensed Statements of Cash Flows

                    For the Years Ended December 31, 1998 and
             1997, Three Months Ended December 31, 1996 and the Year
                            Ended September 30, 1996

                                                                                  Three
                                               Year ended       Year ended     months ended   Year ended
                                               December 31,     December 31,   December 31,  September 30,
                                                  1998             1997           1996          1996
                                                  ----             ----           ----          ----
Cash flows from operating activities:
  Net earnings                                $   618,776        136,600         89,581        473,336
  Adjustment to reconcile net earnings
    to net cash provided (used) by
    operations:
      (Equity in undistributed earnings)
       distributions in excess of earnings
       of subsidiary                             (386,776)     2,162,947       (100,933)      (336,805)
      Compensation expense related to
       MSBP                                        98,659        127,109         22,555         37,591
      ESOP shares allocated                       166,878        123,153         18,000        101,372
      Gain on sale of investment security        (386,187)      (477,691)          -              -
      Decrease (increase) in other assets          19,284         44,147         53,504       (148,840)
      (Decrease) increase in other
         liabilities                             (311,634)      (173,595)       578,464           -
                                                ---------      ---------      ---------      ---------
          Net cash provided (used) by
            operating activities                 (181,000)     1,942,670        661,171        126,654
                                                ---------      ---------      ---------      ---------
Cash flows from investing activities:
  Proceeds from sale of investment
    security                                    1,565,203        993,329           -              -
  Purchase of investment security                    -          (976,321)          -          (138,240)
  Capital infusion in subsidiary                 (750,000)          -              -              -
  Purchase of land                                   -              -              -           (10,000)
  Net change in loan to subsidiary                   -           484,011        567,570      3,499,701
                                                ---------      ---------      ---------      ---------
          Net cash provided by
            investing activities                  815,203        501,019        567,570      3,351,461
                                                ---------      ---------      ---------      ---------
Cash flows from financing activities:
   Dividends paid                                (626,925)      (639,066)          -          (600,161)
   Treasury stock purchased                       (60,345)    (1,457,053)    (1,228,741)    (2,299,490)
   Contribution to management stock
    bonus plan                                       -              -              -          (578,464)
                                                ---------      ---------      ---------      ---------
          Net cash used in financing
            activities                           (687,270)    (2,096,119)    (1,228,741)    (3,478,115)
                                                ---------      ---------      ---------      ---------
    Change in cash and cash equivalents           (53,067)       347,570           -              -

    Cash and cash equivalents at
      beginning of period                         347,570           -              -              -
                                                ---------      ---------      ---------      ---------
    Cash and cash equivalents at
      end of period                           $   294,503        347,570           -              -
                                                =========      =========      =========      =========

                       CCF HOLDING COMPANY AND SUBSIDIARY

(14)   Regulatory Matters
       Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years' net earnings, and the ratio of equity capital to total assets. The Bank has specific requirements to maintain its ratio of Tier I capital to adjusted assets of 6.22%. At December 31, 1998 the Bank could pay approximately $193,000 in dividends without obtaining prior regulatory approval.

       The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

       Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 1998, that the Company and the Bank meets all capital adequacy requirements to which it is subject.

       As of December 31, 1998, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's capital category.

       The Bank's actual capital amounts and ratios are also presented in the table below. At December 31, 1998, consolidated amounts do not materially differ from Bank-only capital amounts and ratios.

                                                                                                    To Be Well
                                                                                                 Capitalized Under
                                                                           For Capital           Prompt Corrective
                                                     Actual              Adequacy Purposes       Action Provisions
                                              --------------------   ----------------------- -------------------------
                                              Amount        Ratio      Amount         Ratio     Amount        Ratio
                                              ------        -----      ------         -----     ------        -----
         As of December 31, 1998:
         Total capital - risk-based
         (to risk-weighted assets)        $12,430,531      11%      $9,370,240       >8%     $11,712,800       >10%
         Tier I capital - risk-based                                                 -                         -
         (to risk-weighted assets)        $11,487,382      10%      $4,685,120       >4%     $ 7,027,680       > 6%
         Tier I capital - leverage                                                   -                         -
         (to average assets)              $11,487,382       8%      $6,106,077       >4%     $ 7,632,597       > 5%
                                                                                     -                         -
         As of December 31, 1997:
         Total capital - risk-based
         (to risk-weighted assets)        $11,020,111      13%      $6,676,002       >8%     $ 8,345,003       >10%
         Tier I capital - risk-based                                                 -                         -
         (to risk-weighted assets)        $10,350,606      12%      $3,338,001       >4%     $ 5,007,002       > 6%
         Tier I capital - leverage                                                   -                         -
         (to average assets)              $10,350,606      10%      $4,069,905       >4%     $ 5,087,381       > 5%
                                                                                     -                         -

                                       38

                       CCF HOLDING COMPANY AND SUBSIDIARY

(15)   Savings Association Insurance Fund Assessment
       On September 30, 1996, the Deposit Insurance Funds Act of 1996 was passed which, among other provisions, empowered the Federal Deposit Insurance Corporation to impose a special assessment on Savings Association Insurance Fund ("SAIF") assessable deposits of depository institutions. This special assessment was based on SAIF-assessable deposits at March 31, 1995. Based on the Company's level of insured deposits held on March 31, 1995, the Company recorded a charge against earnings for its accrual of the assessment totaling $397,568 at September 30, 1996.

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

    Joe B. Mundy                                         Charles S. Tucker
    Retired (Former circuit court clerk)                 Retired (former county agent for University
                                                         of Georgia)

    Leonard A. Moreland                                  John T. Mitchell
    Executive Vice President*                            Adams Mitchell Realty, Inc.*

------------------------
* Director of Bank only

                  Executive Officers of CCF Holding Company and
                                  Heritage Bank

              David B. Turner                                              Leonard A. Moreland
    President and Chief Executive Officer                              Executive Vice President

              Mary Jo Rogers                                               Edith W. Stevens
   Sr. Vice President and Chief Financial Officer              Sr. Vice President and Chief Operating Officer

             Richard P. Florin                                             Charles S. Tucker
            Senior Vice President                                      Secretary and Treasurer

                       ----------------------------------

   Independent Auditors                    Corporate Counsel
   Porter Keadle Moore, LLP                Edwin S. Kemp, Jr., Esquire
   235 Peachtree Street, N.W.              101 North Main Street
   Suite 1800                              Suite 203
   Atlanta, GA  30303                      Jonesboro, Georgia 30236


   Transfer Agent and Registrar            Special Counsel
   Registrar & Transfer Company            Malizia, Spidi, Sloane & Fisch, P.C.
   10 Commerce Drive                       One Franklin Square
   Cranford, New Jersey  07016             1301 K Street, N.W., Suite 700 East
   (908) 272-8511                          Washington, D.C.  20005

                       ----------------------------------

The Company's Annual Report for the year ended December 31, 1998 on Form 10-KSB is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write or call David B. Turner, President and Chief Executive Officer at the Company's Office in Jonesboro, Georgia. The Annual Meeting of Stockholders will be held on April 27, 1999 at 4:30 p.m. at the main office.

                                      40