Form 10KSB40, Exhibit 13
period 1999-12-31
CCF HOLDING CO
filed 2000-03-29
CIK 943033

EXHIBIT 13

                               CCF HOLDING COMPANY
                                  ANNUAL REPORT



                                TABLE OF CONTENTS




         Letter to Stockholders                                            1


         Corporate Profile and Stock Market Information                    2


         Selected Financial and Other Data                                 3


         Management's Discussion and Analysis                              6


         Report of Independent Certified Public Accountants               13


         Consolidated Financial Statements                                14


         Notes to Consolidated Financial Statements                       19


         Office Locations and Other Corporate Information                 33

         Dear Fellow Shareholder:

         It is with a great deal of pride and pleasure that we disclose to you the results of operations of CCF Holding Company and its subsidiary, Heritage Bank, for the fiscal year ended December 31, 1999. For the first time in the Company's history (and the Bank's) we are able to report net earnings in excess of $1,000,000.

         As you read the body of this document please note that while we have more to accomplish to be considered a "high performing" bank, the trends are very positive.

         Total assets have increased by 16% to $196,782,000. In the all important category of basic earnings per share, earnings improved from $.67 per share in 1998 to $1.09 per share in 1999. Deposits in the new markets we entered two years ago are now 43% of the Bank's total, while loans in those areas are now 37% of our overall portfolio, a clear indication to us that expansion has had its beneficial effects.

         We pledge to stay focused. We appreciate your confidence in us and are eagerly anticipating the new millennium.

         Very truly yours,


         /s/D.B. Turner
         --------------
         D. B. Turner
         President & CEO

                               CCF HOLDING COMPANY

         Corporate Profile and Related Information

         CCF Holding Company (the "Company") is a bank holding company chartered by the State of Georgia. Heritage Bank (the "Bank") is a commercial bank that is the wholly owned subsidiary of the Company. Prior to September 1, 1998, the Company was a savings and loan holding company and the Bank was a federally chartered savings bank. The Company was organized in 1995 in connection with the conversion from a mutual to stock form of organization (the "Conversion") of a predecessor of the Bank in July 1995. The Bank, through it predecessors, commenced business in 1955.

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

         Stock Market Information

         Since its issuance in July 1995, the Company's common stock ("Common Stock") has been traded on the Nasdaq SmallCap Market under the trading symbol of "CCFH." The daily stock quotation for the Company is published under the symbol "CCF." The following table reflects high and low prices paid on actual transactions as well as dividend information. The quotations reflect inter-dealer prices, and may not include retail mark-up, mark-down, or commission.

             Period               High      Low      Dividends    Dividends
                                                     Declared        Paid

1998      First Quarter (1)      $20.00   $18.64    $   .15      $   .25
1998      Second Quarter (1)      21.82    19.55        .15          .15
1998      Third Quarter (1)       20.00    15.23        .15          .15
1998      Fourth Quarter (1)      16.36    11.82        .15          .15

1999      First Quarter (1)       17.36    11.98        .08          .15
1999      Second Quarter          17.75    14.25        .08          .08
1999      Third Quarter           18.12    17.06        .08          .08
1999      Fourth Quarter          17.56    14.50        .08          .08

-----------------
(1) Dividends declared and dividends paid were restated to reflect a 10% stock dividend declared on April 2, 1999.

                  The number of stockholders of record as of December 31, 1999, was approximately 400, inclusive of the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 31, 1999, there were 980,855 shares outstanding, net of 7,615 shares held as treasury shares. The Company's ability to pay dividends to stockholders is primarily dependent upon the dividends it receives from the Bank and to a lesser extent the amount of cash on hand. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion (up to $6.6 million), or
         (2) the regulatory capital requirements.

                        SELECTED FINANCIAL AND OTHER DATA
                        ---------------------------------

           Financial  Condition                                 At December 31,                     At September 30,(1)
           (Dollars in thousands)
                                                  ------------------------------------------- ------------------------------
                                                      1999          1998           1997            1996           1995
                                                      ----          ----           ----            ----           ----
           Total Amount of:

                  Assets                             196,782         169,860        124,956         80,283          79,822

                  Loans receivable, net              146,553         121,827         97,541         51,500          45,196

                  Mortgage-backed securities             125             201          1,838         10,025           7,896

                  Investment securities               28,378          29,256          9,722         13,353          15,671

                  Liabilities                        184,800         158,234        113,436         65,843          62,501

                  Deposits                           165,526         154,977         91,201         61,822          61,132

                  Securities sold under
                      agreements to repurchase         3,998           1,117          2,393              -

                  FHLB advances                       13,100               -         18,510          2,500

                  Stockholders' equity                11,982          11,626         11,519         14,440          17,322

             Other Data:

                  Net income                           1,003             619            137            473             604

                  Average assets                     185,376         152,652         99,675         79,348          72,229

                  Average equity                      12,186          10,499         11,934         16,733           8,973

                  Full service offices (2)                 5               5              5              1               1


--------------------
(1) The Company changed its fiscal year end from September 30 to December 31 during December 1996.
(2) During 1997, the Bank opened two new offices and converted two existing customer service facilities into full service offices.

                                                                                           Year Ended
Summary of Operations (Dollars in thousands)              Year Ended December 31,       September 30, (1)
                                                        ----------------------------    ----------------
                                                               30, (1)
                                                           1999      1998      1997       1996      1995
                                                        -------   -------    ------     ------   -------
Total interest income                                    14,671    12,437     8,090 (3) 5,573      5,021

Total interest expense                                    7,501     6,800     3,921     2,527      2,479
                                                        -------   -------   -------   -------    -------

     Net interest income                                  7,170     5,637     4,169     3,046      2,542

Provision for loan losses                                   341       275       126       130          5
                                                        -------   -------   -------   -------    -------

     Net interest income after provision for              6,829     5,362     4,043     2,916      2,537
     loan losses

Other income                                                843       968       909 (3)   415        328

Other expenses (2)                                        6,143     5,380     4,743     2,715      1,668
                                                        -------   -------   -------   -------    -------

Earnings before income taxes                              1,529       950       206       616        897

Income tax expense                                          526       331        69       143        293
                                                        -------   -------   -------   -------    -------

Net earnings                                            $ 1,003       619       137       473        604
                                                        =======   =======   =======   =======    =======

(1) The Company changed its fiscal year end from September 30 to December 31 during December 1996.
(2) In 1996, the Company included a $398,000 one time assessment to recapitalize the Savings Association Insurance Fund ("SAIF") of the FDIC.
(3) Number has been adjusted to include fee income reported in 1997 as other income and now changed to interest income. The fee income in year ended September 30, 1995 was not material to the balances reports. The fees in almost all cases are prepaid interest that is amortized over the life of the loan or taken into income up front to offset loan booking expense per FASB 91.

         Key Operating Ratios

                                                            For the Year Ended           For the Year Ended
                                                            ------------------           ------------------
                                                               December 31,               September 30, (1)
                                                               ------------               -----------------
Performance ratios:                                    1999        1998        1997       1996        1995
                                                       ----        ----        ----       ----        ----

Return on average assets (net earnings divided by
    average total assets)                               0.54%      0.40%       0.14%       0.60%      0.84%

Return on average equity (net earnings divided by
    average total assets)                               8.23%      5.92%       1.14%       2.83%      6.73%

Average   interest   earning   assets  to   average
  interest bearing liabilities                        108.05%    107.14%     112.88%     122.83%    110.75%

Net interest rate spread                                3.89%      3.61%       3.87%       3.15%      3.31%

Net yield on average interest-earnings assets           4.19%      3.95%       4.41%       4.04%      3.70%

Net  interest   income  after  provision
  for  loan losses
    to total other expenses                           111.17%     99.68%      74.97%     107.40%    128.93%

Basic earnings per share                               $1.09      $0.67       $0.15       $0.41      $0.15

Diluted earnings per share                             $1.04      $0.64       $0.14       $0.39      $0.15

Dividend payout (1)                                    30.77%    100.00%     305.88%     111.11%      N/A

Capital Ratios

Book value per share                                  $12.21     $12.98      $11.65      $12.14     $12.03

Average equity to average assets (average equity
  to average total assets)                              6.57%      6.87%      11.97%     21.09%      12.42%

Equity-to-assets (End of Period)                        6.09%      6.84%       9.22%     17.99%      21.70%

Asset Quality Ratios

Non-performing loans to total loans, net                0.19%      0.09%       0.38%      1.17%       0.39%

Non-performing loans to total assets                    0.15%      0.07%       0.29%      0.75%       0.22%

Allowance for loan losses to non-performing loans     421.89%    865.70%     182.93%     89.90%     233.71%

---------------------------
(1)  Dividends declared per share divided by net earnings per diluted share.

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

         Regulatory  Capital.  After the  conversion  from mutual to stock,  the
         -------------------
         Company was confronted with issues new to its operating strategies, specifically the managing of the excess capital in a manner that would increase shareholder value while at the same time provide sufficient capital levels to meet or exceed regulatory guidelines. The Company originally repurchased more than 30% of its original outstanding shares, most at less than book value. In addition, the Company increased its dividend payout ratio as another means of excess capital management.

         As growth significantly outpaced management's projections, during the conversion from the thrift to commercial bank and the expansion into two new markets, the excess capital management plan switched to capital shortfall management. In 1999, the Company established a borrowing facility with a correspondent bank of $2.5 million for the purpose of infusing capital into the Bank. This was done to maintain the minimum capital levels for a well capitalized institution. As of December 31, 1999 the Company had drawn $900,000 of the $2.5 million. The Company and the Bank continue to manage their respective capital positions in order to support the healthy growth they are experiencing.

         Reduction of Interest  Rate Risk.  The Bank  manages its interest  rate
         --------------------------------
         risk through the origination of adjustable-rate loans when market conditions permit. The emphasis in the loan portfolio continues to be to increase the volume of loans that reprice at least annually, this will match the repricing of its liabilities.

         Asset Quality. The Bank continues to seek to maintain its asset quality
         -------------
         through detailed underwriting and through analysis of its loan requests. At December 31, 1999, the Bank's ratio of nonperforming loans to total loans was 0.19% and to total assets was 0.15%.

         Product and  Customer  Base.  The Bank  increased  the size of its loan
         ---------------------------
         portfolio by approximately $25 million between December 31, 1998 and December 31, 1999. The increase is attributed to a growth in commercial real estate lending of 47%, residential construction lending of 15%, consumer lending primarily through indirect lending activities of 90%. The Bank's deposits increased by 7.1% from $155 million at December 31, 1998 to $166 million at December 31, 1999 to partially fund this loan growth. In order to fund the difference in new loans and new deposits, the Bank had total borrowings at December 31, 1999 of $13,100,000. There were no borrowings outstanding as of December 31, 1998. The ability to generate large amounts of new deposits during the fourth quarter of 1999 was believed to be hampered by general public concern around Y2K. It is expected that during 2000 loan growth will continue to be strong considering the economic expansion within the Bank's primary trade areas. The Bank will seek to continue to expand its customer base through advertising, direct mail and one on one personal visits with prospective customers.

         The management of the Bank believes that there are opportunities for growth within the Bank's primary market area and adjacent market areas, and the Bank intends to manage the growth of deposits and loans in a manner that will ensure its ability to comply with current and future capital requirements as well as manage interest rate risk. As is discussed below, with this growth comes risk, and the ability of the Bank to manage this risk will in large measure directly impact its financial condition and operating results in future periods. The transition the Bank has gone through over the past couple of years is now complete and the maturing of the Bank's balance sheet is the next challenge.

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

         The Bank's net interest rate spread was 3.61% for the year ended December 31, 1998 and 3.89% for the year ended December 31, 1999. Results of the Company's cumulative interest sensitivity gap analysis indicate that a fluctuation in interest rates would have only a slight impact on the Bank's net interest rate spread and earnings as the ratio of interest sensitive assets to interest sensitive liabilities in the one year time frame approximates one.

         The Bank attempts to manage the interest rates it pays on deposits while maintaining a stable deposit base and providing quality services to its customers. The Bank has continued to rely primarily on deposits as its source of funds. To the extent the Bank is unable to invest these funds in loans originated in the Bank's market area, it will continue to purchase municipal securities and other high quality investment securities.

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

                                                            For the Years Ended December 31,
                                          ----------------------------------------------------------------------
                                                            1999                               1998
                                          ------------------------------------   -------------------------------
                                                        Interest                         Interest
                                            Average     Income               Average     Income
                                            Balance (4) Expense    Yield     Balance     Expense   Yield
                                         -----------    -------    -----     -------     -------   -----
Assets

Interest-earning assets:
   Loans (1) interest and fees           $  133,021    12,450      9.36%     114,359     10,778   9.42%
   Mortgage-backed securities                   167        11      6.59%         585         34   5.81%
   Investment securities                     30,646     1,689      5.49%      17,663      1,044   5.91%
   FHLB Stock                                   673        49      7.28%       1,013         75   7.40%
   Interest-earning deposits in other
       financial institutions and
       federal  funds sold                    8,590       472      5.49%       9,053        506   5.58%
                                         ----------    ------                -------     ------
    Total interest-earning assets           173,097    14,671      8.47%     142,673     12,437   8.72%
   Other noninterest-earning assets          12,279                            9,979
                                         ----------                          -------
    Total assets                            185,376                          152,652
                                         ==========                          =======

Liabilities and stockholders' equity:

Interest-bearing liabilities:
   Demand deposits                           56,512     2,013      3.56%      34,346      1,318   3.84%
   Regular savings                            8,300       187      2.25%       9,590        235   2.45%
   Time Deposits                             90,891     5,056      5.56%      84,841      5,011   5.91%
   FHLB Advances                              2,696       163      6.04%       2,363        135   5.71%
Securities sold under agreements to
repurchase                                    1,753        82      4.68%       2,027        101   4.98%
                                         ----------     -----                -------      -----
    Total interest-bearing liabilities      160,152     7,501      4.68%     133,167      6,800   5.11%
Non-interest bearing deposits                10,737                            7,076
Other noninterest bearing liabilities         2,301                            1,910

Stockholders' Equity                         12,186                           10,499
                                         ----------                          -------
    Total liabilities and stockholders'
    equity                                  185,376                          152,652
                                         ==========                          =======
Excess of interest-earning assets
   over interest-bearing liabilities     $   12,945                            9,506
                                         ==========                          =======
Ratio of interest-earning assets
   to interest bearing liabilities          108.08%                           107.14%
                                         ==========                          =======
Net interest income                      $              7,170                             5,637
                                                        =====                             =====
Net interest spread (2)                                            3.79%                          3.61%
                                                                   =====                          =====
Net yield on average interest-earning
   assets (3)                                                      4.14%                          3.95%
                                                                   =====                          =====

------------------------------
(1)  Average balances include nonaccrual loans.
(2)  Net interest spread represents the difference  between the average yield on
     interest-earning   assets  and  the   average   cost  of   interest-bearing
     liabilities.
(3) Net yield on average interest-earning assets represents net interest income as a percentage of average interest-earning assets.
(4)  Average balances are derived from average daily balances.

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

                                                Years Ended December 31,       Years Ended December 31,
                                            -----------------------------    ----------------------------
                                                     1999 and 1998                  1998 and 1997
                                            -----------------------------    ----------------------------
                                                1999 compared to 1998            1998 compared to 1997
                                            -----------------------------    ----------------------------
                                                                   Changes due to
                                            -------------------------------------------------------------
                                            Volume    Rate/Yield   Total      Volume   Rate/Yield   Total
                                            ------    ----------   -----      ------   ----------   -----
Interest income:

     Loans                                 $ 1,741        (69)     1,672      2,966        398      3,364
     Mortgage-backed securities                (27)         4        (23)      (169)        20       (149)
     Investment securities                     716        (71)       645      1,128       --        1,128
     FHLB stock                                (25)        (1)       (26)      --            1          1
     Interest-earning deposits in other
        financial institutions                 (26)        (8)       (34)        14        (11)         3
                                           -------    -------    -------    -------    -------    -------
          Total interest income            $ 2,379       (145)     2,234      3,939        408      4,347
                                           =======    =======    =======    =======    =======    =======

Interest expense:

     Demand deposits                       $   791        (96)       695        724        121        845
     Regular savings                           (29)       (19)       (48)       (29)        33          4
     Time deposits                             384       (339)        45      2,184        106      2,290
     FHLB advances                              20          8         28       (388)        34       (354)
     Securities sold under agreements to
         repurchase                            (13)        (6)       (19)        94       --           94
                                           -------    -------    -------    -------    -------    -------

          Total interest expense             1,153       (452)       701      2,585        294      2,879
                                           -------    -------    -------    -------    -------    -------
          Net interest income              $ 1,226        307      1,533      1,354        114      1,468
                                           =======    =======    =======    =======    =======    =======


         Comparison of Financial Condition at December 31, 1999 and December 31, 1998

         Total assets increased $27 million or 15.8% between the two dates due to increased lending from funds provided from increased deposits. The Bank invested $1.3 million in insurance policies as a means of funding post employment benefits for certain officers of the Bank. Borrowings of $13.1 million from the Federal Home Loan Bank by the Bank and $900,000 from a correspondent by the Company were used to support the growth of the assets. Stockholders' equity increased by approximately $356,000 or 31% to $11.98 million at December 31, 1999 from $11.63 million at December 31, 1998. The increase was attributable to net income of approximately $1 million that was partially offset by dividends declared of $290,000 and a reduction of net unrealized holding gains on investment and mortgage backed securities available for sale of approximately $547,000. The Company carries at fair value its securities available for sale, with unrealized gains and losses, net of income tax effects, recorded as a separate component of stockholders' equity in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115. Because the Company's portfolio of securities is classified as available for sale, volatility in the fair value of such securities could continue during periods of changing market interest rates. Other items contributing to the change were employee stock ownership plan shares allocated totaling $142,000 and management stock bonus plan compensation expense of $79,000.

         Comparison of Operating Results For The Fiscal Years Ended December 31, 1999 and December 31, 1998

         Net Earnings. The Company's net earnings increased by $384,000 or 62.1% from $619,000 in 1998 to $1,003,000 in 1999. The increase was primarily due to the 27.2% increase in net interest income from $5.6 million 1998 to $7.2 million in 1999. This increase in net interest income was partially offset by a 14.2% increase in other expenses from $5.4 million in 1998 to $6.1 million in 1999. The net interest income increase is primarily due to the increased lending activities. The increase in other expenses is due primarily to increased personnel expenses related to lending and technology support.

         Net Interest Income. Net interest income (before provision for loan losses) increased from $5.6 million in 1998 to $7.2 million in 1999. This increase was primarily due to an increase in interest and fee income on loans of $1.7 million, more than offsetting the increase in interest expense on deposits and FHLB advances of $701,000. The increases in lending were primarily in commercial, residential construction and consumer loans. Commercial loans, including commercial real estate loans, increased approximately $18 million, construction loans increased approximately $4 million and consumer loans increased approximately $12 million. Early in 1998 the Bank had an opportunity to bring on board an established consumer indirect lender with a group of dealers. The Bank decided this would be an excellent way of diversifying the loan portfolio in two ways, one to diversify the risk among numerous borrowers dependent on many different economic conditions and secondly to stabilize the repayment stream to more traditional short term installment payments. This has proved to be a successful program to date with balances growing to approximately $19 million with a pretax yield of approximately 9.0%, while maintaining quality ratios of equal or better than the direct consumer lending portfolio.

         Provision For Loan Losses. The Bank increased the provision for loan losses from $275,000 in 1998 to $340,700 in 1999. The increase was due to management's assessment of the risk inherent in the portfolio and the assessment of the risk relative to the changes in the size of the portfolio. The Bank's allowance for loan losses increased from $943,000 at December 31, 1998 to $1.2 million at December 31, 1999. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with particular emphasis on impaired, non-accruing, past due and other loans that management believes require special attention. The Bank also utilized an independent loan review process in assessing the overall adequacy of the allowance for loan losses. Management believes that its allowance for loan losses is adequate. Management will continue to monitor and adjust the allowance as necessary in future periods based on growth in the loan portfolio, loss experience, and continued monitoring of local economic conditions, as well as, any other external factors. If the size of the loan portfolio continues to increase and the relative proportion in that portfolio of commercial and construction loans increases, it is expected that the provision for loan losses will increase in order to maintain the allowance for loan losses at an adequate level.

         The following table sets forth the allocation of the allowance for loan losses by loan category and the percent of loans in each loan category to total loans for the periods indicated.

                                                       At December 31, 1999                  At December 31, 1998
                                                       --------------------                  --------------------
                                                                        Percent of                             Percent of
                                                     Amount in         Loans in each                          Loans in each
                                                     ---------         Category to                            Category to
                                                     Thousands          Total Loans              Amount          Total
                                                     ---------          -----------              ------          -----
         Loans
         Balance at end of period applicable to:
         Permanent residential mortgage            $      50               21.52%               $    70          31.86%
         Construction                                    487               20.29%                   337          21.26
         Commercial and commercial real estate           430               41.37%                   390          36.22
         Consumer and other                              270               16.82%                   146          10.66
                                                      ------               ------                ------          -----
            Total                                   $  1,237              100.00%                $  943         100.00%


         Other Income. Other income decreased by $125,000 from $968,000 in 1998 to $843,000 in 1999. This decrease was due in part to a reduction of $15,000 in the gain on sale of mortgages from $63,000 in 1998 to $48,000 in 1999. In addition, the gain on sale of equity investments decreased from $387,000 in 1998 to $68,000 in 1999. The reductions in these gains were partially offset by a gain on sale of fixed assets in 1999 of $58,000 and increased ordinary other income items due to the changing deposit structure of the bank. Of these items, included are service charges on deposit accounts which increased $66,000 from $437,000 in 1998 to $503,000 in 1999.

         Other Expenses. Other expenses increased from $5.4 million during 1998 to $6.2 million during 1999, representing an approximate 15% increase. Included in this increase is an increase of $438,000 in salaries and benefits associated with the continuing expansion of the Bank's loan production and technology areas. The remainder of the increases in other expenses was associated with increased data processing expense as a result of the increasing number of accounts and product line.

         Income Tax Expense. Income tax expense as a percent of income before taxes decreased slightly from 34.9% in 1998 to 34.4% in 1999. The decrease in the effective rate is due to an increase of tax free municipal investments held in the investment portfolio.

         Liquidity. The Bank is required to maintain minimum levels of liquid assets as defined by the State of Georgia and the FDIC regulations. Short-term liquidity at December 31, 1999 was 13.81%, well below its goal of 25%. As discussed earlier the Bank's ability to attract deposits during the fourth quarter was hurt by general Y2K concerns along with competition from well performing mutual funds. The Bank continues to search for deposits and other means of meeting its loan demand. The Bank adjusts its liquidity level as appropriate to meet its asset/liability objectives. The primary source of funds are deposits, amortization and prepayments of loans and mortgage-backed securities, maturity of investments, and funds provided from operations. As an alternative to supplement liquidity needs, the Bank has the ability to borrow from the Federal Home Loan Bank of Atlanta and other correspondent banks. These commitments totaled $18.5 million at December 31, 1999 with $13.1 million drawn at that time. Scheduled loan amortization and maturing investment securities are a relatively predictable source of funds, however, deposit flow and loan prepayments are greatly influenced by, among other things, market interest rates, economic conditions, and competition. The Bank's liquidity, represented by cash, cash equivalents, and securities available for sale, is a product of its operating, investing, and financing activities.

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

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





The Board of Directors
CCF Holding Company

We have audited the accompanying consolidated balance sheets of CCF Holding Company and subsidiary as of December 31, 1999 and 1998 and the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CCF Holding Company and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                         /s/Porter Keadle Moore, LLP



Atlanta, Georgia
February 18, 2000

                       CCF HOLDING COMPANY AND SUBSIDIARY
                           Consolidated Balance Sheets
                           December 31, 1999 and 1998

                                     Assets
                                     ------
                                                                                               1999                   1998
                                                                                               ----                   ----
Cash and due from banks, including reserve
    requirements of  $940,000 and $766,000                                            $       5,035,910               7,275,835
Interest-bearing deposits in other financial institutions                                       535,920                 756,687
Federal funds sold                                                                            5,760,000               2,320,000
                                                                                           ------------           -------------
                  Cash and cash equivalents                                                  11,331,830              10,352,522

Investment securities available for sale                                                     28,503,446              29,457,412
Loans, net                                                                                  146,553,417             121,827,463
Premises and equipment, net                                                                   5,825,367               5,422,602
Federal Home Loan Bank stock, at cost                                                           655,200               1,013,200
Accrued interest receivable                                                                   1,306,698               1,114,880
Cash surrender value of life insurance                                                        1,337,344                       -
Other assets                                                                                  1,268,578                 671,863
                                                                                            -----------             -----------
                                                                                      $     196,781,880             169,859,942
                                                                                            ===========             ===========

                      Liabilities and Stockholders' Equity
                      ------------------------------------
Deposits:
     Noninterest-bearing deposits                                                     $      10,639,993               8,501,973
     Interest-bearing demand deposits                                                        55,163,460              44,555,271
     Savings accounts                                                                         7,529,549               9,089,074
     Time deposits less than $100,000                                                        71,861,450              74,388,954
     Time deposits greater than $100,000                                                     20,331,766              18,441,449
                                                                                            -----------             -----------
                  Total deposits                                                            165,526,218             154,976,721

Securities sold under agreement to repurchase                                                 3,998,419               1,117,264
Federal Home Loan Bank advances                                                              13,100,000
                                                                                                                              -
Line of credit                                                                                  900,000                       -
Other liabilities                                                                             1,274,901               2,139,844
                                                                                           ------------             -----------
                  Total liabilities                                                         184,799,538             158,233,829
                                                                                            -----------             -----------

Commitments
Stockholders' Equity:
     Preferred stock, no par value; 1,000,000 shares
        authorized; none issued and outstanding                                                       -                       -
     Common stock, $.10 par value, 4,000,000 shares
        authorized; 988,470 issued and 980,855 shares
        outstanding in 1999; 900,589 shares issued and
        895,148 outstanding in 1998                                                              98,847                  90,059
     Additional paid-in capital                                                               9,102,457               7,783,384
     Retained earnings                                                                        3,960,640               4,528,267
     Unearned ESOP shares                                                                      (396,000)               (468,000)
     Unearned compensation                                                                     (199,190)               (286,339)
     Treasury stock, at cost; 7,615 and 5,441 shares in
        1999 and 1998, respectively                                                             (75,876)                (59,777)
     Accumulated other comprehensive income (loss)
                                                                                               (508,536)                 38,519
                                                                                                                         ------

                  Total stockholders' equity                                                 11,982,342              11,626,113
                                                                                             ----------              ----------

                                                                                      $     196,781,880             169,859,942
                                                                                            ===========             ===========

          See accompanying notes to consolidated financial statements.

                       CCF HOLDING COMPANY AND SUBSIDIARY
                       Consolidated Statements of Earnings
                 For the Years Ended December 31, 1999 and 1998

                                                                                                       1999                1998
                                                                                                       ----                ----
Interest income:
     Interest and fees on loans                                                                 $    12,450,314          10,778,100
     Interest bearing deposits in other financial institutions                                          139,320              87,321
     Interest and dividends on taxable investment securities                                          1,745,554           1,151,744
     Interest on federal funds sold                                                                     331,779             419,122
     Interest on nontaxable investment securities                                                         3,679                 600
                                                                                                     ----------          ----------
          Total interest income                                                                      14,670,646          12,436,887
                                                                                                     ----------          ----------
Interest expense:
     Deposit accounts                                                                                 7,257,269           6,563,637
     Other borrowings                                                                                   243,673             235,923
                                                                                                     ----------          ----------
          Total interest expense                                                                      7,500,942           6,799,560
                                                                                                     ----------          ----------
          Net interest income                                                                         7,169,704           5,637,327

Provision for loan losses                                                                               340,700             275,000
                                                                                                    -----------        ------------
          Net interest income after provision for loan losses                                         6,829,004           5,362,327
                                                                                                    -----------        ------------
Other operating income:
     Service charges on deposit accounts                                                                502,878             436,886
     Net gain on sale of assets                                                                         105,997              62,628
     Net gain on sale of investment securities                                                           68,201             387,282
     Other                                                                                              166,067              80,934
                                                                                                    -----------        ------------
          Total other operating income                                                                  843,143             967,730
                                                                                                    -----------        ------------
Other operating expenses:
     Salaries and employee benefits                                                                   3,520,808           3,083,362
     Occupancy                                                                                        1,174,266           1,017,073
     Other                                                                                            1,447,867           1,279,157
                                                                                                    -----------        ------------
          Total other operating expenses                                                              6,142,941           5,379,592
                                                                                                    -----------        ------------
          Earnings before income taxes                                                                1,529,206             950,465

Income tax expense                                                                                      526,315             331,689
                                                                                                    -----------        ------------
          Net earnings                                                                          $     1,002,891             618,776
                                                                                                    ===========        ============
Basic earnings per share                                                                        $          1.09                0.67
                                                                                                           ====                ====
Diluted earnings per share                                                                      $          1.04                0.64
                                                                                                           ====                ====

   See accompanying notes to consolidated financial statements.

                       CCF HOLDING COMPANY AND SUBSIDIARY
                 Consolidated Statements of Comprehensive Income
                 For the Years Ended December 31, 1999 and 1998

                                                                                                 1999                 1998
                                                                                                 ----                 ----

Net earnings                                                                              $    1,002,891               618,776
                                                                                               ---------               -------
Other comprehensive income (loss):
     Unrealized holding gains (losses) on investment securities
         available for sale                                                                     (813,577)               91,303

     Less:  reclassification adjustment for gains on sales of investment
           securities available for sale                                                         (68,201)             (387,282)
                                                                                               ---------               -------

                   Total other comprehensive income (loss), before taxes                        (881,778)             (295,979)
                                                                                               ---------               -------

Income tax (expense) benefit related to other comprehensive income:
     Unrealized holding gains (losses) on investment securities
         available for sale                                                                      308,834               (34,695)

     Less:  reclassification adjustment for gains on sales of investment
           securities available for sale                                                          25,889               147,223
                                                                                               ---------               -------

                   Total income tax benefit related to other comprehensive income                334,723               112,528
                                                                                               ---------               -------

                   Total other comprehensive income (loss), net of tax                          (547,055)             (183,451)
                                                                                               ---------               -------

                   Total comprehensive income                                             $      455,836               435,325
                                                                                               =========               =======


   See accompanying notes to consolidated financial statements.

                       CCF HOLDING COMPANY AND SUBSIDIARY
                 Consolidated Statements of Stockholders' Equity
                 For the Years Ended December 31, 1999 and 1998

                                              Common Stock          Additional                    Unearned
                                              ------------            Paid-in        Retained       ESOP        Unearned
                                          Shares        Amount        Capital        Earnings      Shares     Compensation
                                          ------        ------        -------        --------      ------     ------------
Balance December 31, 1997                906,710    $   90,671        7,794,459     4,443,500     (540,000)      (394,195)
Net earnings                                   -             -                -       618,776            -              -
Dividends declared ($.64 per share )           -             -                -      (534,009)           -              -
Retirement of treasury stock              (6,121)         (612)        (105,953)            -            -              -
ESOP shares allocated                          -             -           94,878             -       72,000              -
Forfeited shares under
     management stock bonus plan               -             -                -             -            -         25,692
Award of shares under
     management stock bonus plan               -             -                -             -            -        (16,495)
Earned compensation under
     management stock bonus plan               -             -                -             -            -         98,659
Treasury stock purchased                       -             -                -             -            -              -
Unrealized losses on investment
     securities available for sale,
     net of tax effect                         -             -                -             -            -              -
                                        ------------   ---------- ---------------  -----------    ---------    ----------
Balance, December 31, 1998               900,589        90,059        7,783,384     4,528,267     (468,000)      (286,339)

Net earnings                                   -             -                -     1,002,891            -              -
10 % stock dividend                       89,824         8,983        1,271,845    (1,280,828)           -              -
Dividends declared ($.32 per share)            -             -                -      (289,690)           -              -
Retirement of common stock                (1,943)         (195)         (30,499)            -            -              -
ESOP shares allocated                          -             -           70,148             -       72,000              -
Forfeited shares under
     management  stock bonus plan              -             -                -             -            -         36,000
Awarded shares under
      management stock bonus plan              -             -            7,579             -            -        (27,480)
Earned compensation under
     management stock bonus plan               -             -                -             -            -         78,629
Unrealized losses on investment
      securities available for sale,
      net of tax                               -             -                -             -            -              -
                                         -------        ------        ---------     ---------    ---------       --------
Balance, December 31, 1999               988,470    $   98,847        9,102,457     3,960,640     (396,000)      (199,190)
                                         =======        ======        =========     =========     ========       ========

                                                                    Accumulated
                                                                       Other
                                            Treasury Stock         Comprehensive
                                         Shares          Amount    Income (Loss)      Total
                                         ------          ------    -------------      -----
Balance December 31, 1997                 7,686     $   (96,800)      221,970        11,519,605
Net earnings                                  -               -             -           618,776
Dividends declared ($.64 per share )          -               -             -          (534,009)
Retirement of treasury stock             (6,121)        106,565             -                 -
ESOP shares allocated                         -               -             -           166,878
Forfeited shares under
     management stock bonus plan          2,357         (25,692)            -                 -
Award of shares under
     management stock bonus plan         (1,500)         16,495             -                 -
Earned compensation under
     management stock bonus plan              -               -             -            98,659
Treasury stock purchased                  3,019         (60,345)            -           (60,345)
Unrealized losses on investment
     securities available for sale,
     net of tax effect                        -               -      (183,451)         (183,451)
                                      ---------        --------      ---------     -------------
Balance, December 31, 1998                5,441         (59,777)       38,519        11,626,113

Net earnings                                  -               -             -         1,002,891
10 % stock dividend                         874               -             -               -
Dividends declared ($.32 per share)           -               -             -          (289,690)
Retirement of common stock                    -               -             -           (30,694)
ESOP shares allocated                         -               -             -           142,148
Forfeited shares under
     management  stock bonus plan         3,300         (36,000)            -                 -
Awarded shares under
      management stock bonus plan         (2,000)        19,901             -                 -
Earned compensation under
     management stock bonus plan              -               -             -            78,629
Unrealized losses on investment
      securities available for sale,
      net of tax                              -               -      (547,055)         (547,055)
                                         ------         -------       -------      ------------
Balance, December 31, 1999                7,615     $   (75,876)     (508,536)       11,982,342
                                          =====         =======       =======        ==========

See accompanying notes to consolidated financial statements.

                       CCF HOLDING COMPANY AND SUBSIDIARY
                      Consolidated Statements of Cash Flows
                 For the Years Ended December 31, 1999 and 1998

                                                                                                         1999              1998
                                                                                                         ----              ----
Cash flows from operating activities:
     Net earnings                                                                                   $ 1,002,891       618,776
      Adjustments to reconcile net earnings to net cash provided by operating activities:
           Provision for loan losses                                                                    340,700       275,000
           Depreciation, amortization and accretion                                                     222,572       311,766
           ESOP shares allocated                                                                        142,148       166,878
           Compensation expense related to MSBP                                                          78,629        98,659
           Net gain on sale of investment securities available for sale                                 (68,201)     (387,282)
           Deferred income tax benefit                                                                  (19,862)     (131,348)
           Net gain on sale of loans                                                                    (47,638)      (62,628)
           Net loss (gain) on sale of premises and equipment                                            (58,359)          452
           Increase in accrued interest                                                                (191,818)     (330,028)
           Increase in other assets                                                                    (576,854)     (468,313)
           (Decrease) increase in other liabilities                                                    (508,167)    1,130,370
                                                                                                       --------- -- ---------
                     Net cash provided by operating activities                                          316,041     1,222,302
                                                                                                        -------  -- ---------
Cash flows from investing activities:
      Proceeds from maturities and called investment securities available for sale                   27,502,315    29,328,303
      Proceeds from sales of investment securities available for sale                                   620,858     3,021,729
      Purchases of investment securities available for sale                                          27,683,395)  (50,012,878)
      Redemption of FHLB stock                                                                          358,000             -
      Net increase in loans                                                                          33,618,250)  (41,676,028)
      Proceeds from sale of loans                                                                     8,599,234    17,177,424
      Purchases of premises and equipment                                                              (961,873)     (754,597)
      Proceeds from sale of equipment                                                                   135,661         2,155
      Purchase of life insurance policies                                                            (1,337,344)            -
                                                                                                     ----------   -----------
                     Net cash used in investing activities                                          (26,384,794)  (42,913,892)
                                                                                                     ----------    ----------
Cash flows from financing activities:
      Net increase in demand and savings deposits                                                    11,186,684    25,450,793
      Net (decrease) increase in time deposits                                                         (637,187)   38,324,588
      Net increase (decrease) in securities sold under agreements to repurchase                       2,881,155    (1,275,315)
      Treasury stock purchased                                                                                -       (60,345)
      Federal Home Loan Bank advances                                                                13,100,000             -
      Repayment of Federal Home Loan Bank advances                                                            -   (18,510,000)
      Proceeds from line of credit                                                                      900,000             -
      Dividends paid                                                                                   (351,897)     (626,925)
      Retirement of common stock                                                                        (30,694)            -
                                                                                                     ----------   -----------
                     Net cash provided by financing activities                                       27,048,061    43,302,796
                                                                                                     ----------    ----------
                     Increase in cash and cash equivalents                                              979,308     1,611,206

Cash and cash equivalents at beginning of period                                                     10,352,522     8,741,316
                                                                                                     ----------    ----------

Cash and cash equivalents at end of period                                                          $11,331,830    10,352,522
                                                                                                     ==========    ==========
Supplemental  disclosure  of cash flow  information  and noncash  investing  and financing activities:
         Interest paid                                                                              $ 7,559,075     6,533,149
                                                                                                     ==========     =========
         Income taxes paid                                                                          $   528,000        15,000
                                                                                                     ==========     =========
         Changes in unrealized losses on investment securities available for sale                   $  (547,055)     (183,451)
                                                                                                     ==========     =========
         Retirement of treasury stock                                                               $         -       106,565
                                                                                                     ===========    =========
         Changes in dividends payable                                                               $   (62,207)      (92,916)
                                                                                                     ==========     =========

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

     Basis of Presentation
     ---------------------
     The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain 1998 amounts have been reclassified to conform to the 1999 presentation.

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

                       CCF HOLDING COMPANY AND SUBSIDIARY
              Notes to Consolidated Financial Statements, continued

(1)  Summary of Significant Accounting Policies, continued
     Loans
     -----
     Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at the principal amount outstanding, net of the allowance for loan losses and any deferred fees or costs on originated loans. Interest on all loans is calculated principally by using the simple interest method on the daily balance of the principal amount outstanding.

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

     Allowance for Loan Losses
     -------------------------
     The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collection of principal is unlikely. The Bank has established a loan grading system whose classifications are consistent with those used by the Bank's regulators. Management utilizes this system to evaluate the adequacy of its allowance for loan losses. Allocations of loss are calculated based on expected loss ratios for each loan classification. These ratios have been determined considering the Bank's historical loss rates and consideration of losses experienced by its peer group. For individually significant loans deemed to be impaired, a specific allowance is established based on the expected collectibility considering the borrower's cash flow and the adequacy of the collateral coverage. The results of the Bank's evaluation are compared to the recorded allowance for loan losses and significant deviations are adjusted by increasing or decreasing the provision for loan losses. Additionally, management utilizes the services of an independent third party loan reviewer to validate its internal grading system and to provide additional analysis in determining the adequacy of the allowance.

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

     Premises and Equipment
     ----------------------
     Premises and equipment are stated at cost less accumulated depreciation. Major additions and improvements are charged to the asset accounts while maintenance and repairs that do not improve or extend the useful lives of the assets are expensed. When assets are retired or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in earnings for the period. Depreciation is recorded on a straight-line basis over the following estimated useful lives of the related assets:

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

                       CCF HOLDING COMPANY AND SUBSIDIARY
              Notes to Consolidated Financial Statements, continued

(1)  Summary of Significant Accounting Policies, continued
     Income Taxes, continued
     ------------
     In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

     Net Earnings Per Share
     ----------------------
     Basic earnings per share are based on the weighted average number of common shares outstanding during the period while the effects of potential shares outstanding during the period are included in diluted earnings per share. The reconciliation of the amounts used in the computation of both "basic earnings per share" and "diluted earnings per share" for each period an earnings statement is presented as follows:

For the year ended December 31, 1999                    Net          Common         Per Share
                                                      Earnings       Shares           Amount
                                                      --------       ------           ------
Basic earnings per share                         $   1,002,891       922,120    $      1.09
                                                                                       ====
Effect of stock options                                      -        38,849
                                                     ---------      --------
Diluted earnings per share                       $   1,002,891       960,969    $      1.04
                                                     =========       =======           ====

 For the year ended December 31, 1998                    Net          Common         Per Share
                                                      Earnings        Shares          Amount
                                                      --------        ------          ------
 Basic earnings per share                        $      618,776       923,605    $     0.67
                                                                                       ====
 Effect of stock options                                      -        47,846
                                                        -------        ------
 Diluted earnings per share                      $      618,776       971,451    $     0.64
                                                        =======       =======          ====

      For purposes of computing weighted-average shares outstanding, unallocated shares under the Company's employee stock ownership plan are not considered outstanding until they are committed to be released for allocation. The above detail was adjusted to reflect the Company's 10% 1999 stock dividend.

      Recent Accounting Pronouncements
      --------------------------------
      In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for hedging activities and for derivative instruments including derivative instruments embedded in other contracts. It requires the fair value recognition of derivatives as assets or liabilities in the financial statements. The accounting for the changes in the fair value of derivatives depends on the intended use of the derivative instruments at inception. In 1999, SFAS No. 137 was issued which changed the implementation date of SFAS No. 133. SFAS No. 133 becomes effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, but initial application of the statement must be made as of the beginning of the quarter. At the date of initial application, an entity may transfer any held to maturity security into the available for sale or trading categories without calling into question the entity's intent to hold other securities to maturity in the future. The Company believes the adoption of these standards will not have a material impact on its financial position, results of operations or liquidity.

                       CCF HOLDING COMPANY AND SUBSIDIARY
              Notes to Consolidated Financial Statements, continued

 (2) Investment Securities
     At December 31, 1999 and 1998, investment securities available for sale consisted of the following:

                                                                               December 31, 1999
                                                   --------------------------------------------------------------------

                                                                              Gross            Gross
                                                          Amortized        Unrealized       Unrealized           Fair
                                                            Cost              Gains           Losses             Value
                                                            ----              -----           ------             -----
         U.S. Treasury and U.S. Government
           agency obligations                        $  28,373,903               -            774,504        27,599,399
         Municipal securities                              787,230               -              8,426           778,804
         Mortgage-backed securities                        124,676             567                  -           125,243
                                                      ------------             ---      -------------      ------------

                                                     $  29,285,809             567            782,930        28,503,446
                                                        ==========             ===            =======        ==========

                                                                               December 31, 1998
                                                     -------------------------------------------------------------------
                                                                              Gross            Gross
                                                          Amortized        Unrealized       Unrealized           Fair
                                                            Cost              Gains           Losses             Value
                                                            ----              -----           ------             -----
         U.S. Treasury and U.S. Government
           agency obligations                        $  29,137,872          13,964             29,894        29,121,942
         Equity security                                    64,455          69,545                  -           134,000
         Mortgage-backed securities                        195,825           5,645                  -           201,470
                                                      ------------       ---------         ----------      ------------

                                                     $  29,398,152          89,154             29,894        29,457,412
                                                        ==========        ========             ======        ==========

     For the years ended December 31, 1999 and 1998, the Company sold certain investment securities available for sale for $620,858 and $3,021,729, respectively with the following gross gains and losses recognized:

                                 1999        1998
                                 ----        ----

Gross gains             $       68,201     392,479
Gross losses            $          -         5,197

     The amortized cost and fair values of securities available for sale at December 31, 1999, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
                                                  Amortized        Fair
                                                     Cost          Value
                                                     ----          -----

      Due within one year                     $     1,999,638      1,985,624
      Due after one year through five years        24,402,040     23,687,839
      Due after five years                          2,759,455      2,704,740
      Mortgage-backed securities                      124,676        125,243
                                                   ----------     ----------
                                              $    29,285,809     28,503,446
                                                   ==========     ==========

       Investment securities with approximate aggregate carrying amounts of $21,358,000 and $22,380,000 at December 31, 1999 and December 31, 1998,
       respectively, were pledged to secure public deposits and securities sold under agreements to repurchase.

                       CCF HOLDING COMPANY AND SUBSIDIARY
              Notes to Consolidated Financial Statements, continued

(3)    Loans
       Major classifications of loans at December 31, 1999 and 1998 are presented below:

                                                    1999         1998
                                                    ----         ----

Commercial real estate                           $ 57,442,687   39,050,751
Commercial                                          3,922,862    5,636,988
Real estate - mortgage                             31,927,010   39,299,642
Real estate - construction                         30,105,725   26,227,514
Installment and other consumer                     24,938,924   13,142,301
                                                   ----------   ----------

        Total loans                               148,337,208  123,357,196

        Less:  Unearned fees                          546,769      586,584
                  Allowance for loan losses         1,237,022      943,149
                                                  -----------  -----------
        Total loans, net                         $146,553,417  121,827,463
                                                  ===========  ===========

       The Company extends credit to customers throughout its market area, which includes the Georgia counties of Clayton, Henry, and Fayette. Most of the Company's loans are collateralized by real estate in these Georgia counties and a substantial portion of its borrowers' ability to repay such loans is dependent upon the economy in the Company's market area.

       An analysis of the activity in the allowance for loan losses is presented below:

                                                   1999       1998
                                                   ----       ----

Balance at beginning of period                  $  943,149    669,505
Provision for losses on loans                      340,700    275,000
Loan charge-offs                                   (71,233)    (2,674)
Loan recoveries                                     24,406      1,318
                                                 ---------    -------
Balance at end of period                        $1,237,022    943,149
                                                 =========    =======

       As of December 31, 1999 and 1998, the Bank serviced loans for others with
       approximate   outstanding   balances  of  $26,984,000  and   $22,396,000,
       respectively.

(4)    Premises and Equipment
       A summary of premises and equipment at December 31, 1999 and 1998 is as follows:

                                                       1999            1998
                                                       ----            ----

Land                                            $      756,655         803,927
Buildings and improvements                           3,806,946       3,719,942
Furniture and equipment                              3,039,631       2,286,524
Construction in progress                                36,314          17,400
                                                     ---------       ---------
                                                     7,639,546       6,827,793

         Less: Accumulated depreciation              1,814,179       1,405,191
                                                     ---------       ---------
                                                $    5,825,367       5,422,602
                                                     =========       =========


       Depreciation expense for the years ended December 31, 1999 and 1998 was $481,806 and $441,726, respectively.

                       CCF HOLDING COMPANY AND SUBSIDIARY
              Notes to Consolidated Financial Statements, continued

(5)    Deposits
       At December 31, 1999, the scheduled maturities of time deposits are as follows:


                     2000         $76,843,807
                     2001           8,971,720
                     2002           5,851,564
                     2003             526,125
                                   ----------
                                  $92,193,216
                                  ===========

(6)    Income Taxes
       The components of income tax expense are as follows:

                                    1999         1998

Current expense                  $  546,177      463,037
Deferred benefit                    (19,862)    (131,348)
                                    -------      --------

                                 $  526,315      331,689
                                    =======      =======

       Income tax expense of the Company differed from the amounts computed by applying the statutory Federal income tax rate to income before income taxes as follows:
                                                              1999     1998
                                                              ----     ----

Tax expense at statutory rate                              $ 519,930  323,158
Add (deduct):
      State income taxes, net of Federal tax effect            6,486    7,781
      Other, net                                                (101)    (750)
                                                            --------  -------
                                                           $ 526,315  331,689
                                                             =======  =======

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998, are presented below:

                                                                                1999        1998
                                                                                ----        ----

   Deferred tax assets:
       Allowance for loan losses                                           $    346,641      194,108
       State tax credit carryforwards                                            70,111       58,893
       Employee Stock Ownership Plan accrual                                     99,147       99,147
       Net unrealized losses on investment securities available for             273,827          -
       sale
       Other                                                                     12,024        6,720
                                                                              ---------      -------
   Total gross deferred tax assets                                              801,750      358,868
                                                                                -------      -------

   Deferred tax liabilities:
       Deferred loan fees                                                       458,427      366,168
       Net unrealized gains on investment securities available for sale               -       20,741
       Premises and equipment                                                   117,089       23,084
       Federal Home Loan Bank stock dividends                                   147,095      146,165
       Other                                                                     30,419       28,696
                                                                                -------      -------
   Total gross deferred tax liabilities                                         753,030      584,854
                                                                                -------      -------
   Net deferred tax assets (liabilities)                                   $     48,720     (225,986)
                                                                                =======      =======

                       CCF HOLDING COMPANY AND SUBSIDIARY
              Notes to Consolidated Financial Statements, continued

(6)    Income Taxes, continued
       At December 31, 1999 and 1998, the Company had state gross receipts tax credit carryforwards of approximately $106,000 and $89,000, respectively, which are available to reduce future state income taxes payable, if any, through 2003.

       Prior to January 1, 1996, the Company was permitted under the Internal Revenue Code (the "Code") a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. The provisions of the Code permitted the Company to deduct from taxable income an allowance for bad debts based on the greater of a percentage of taxable income before such deduction or actual loss experience. Retained earnings at December 31, 1999 include approximately $675,000 for which no deferred Federal income tax liability has been recognized. The amounts represent an allocation of income for bad debt deductions for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate.

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

       The following summarizes commitments as of December 31, 1999 and 1998:

                                                           Approximate
                                                         Contract Amount
                                                         ---------------
                                                        1999          1998
                                                        ----          ----
          Financial instruments whose contract
              amounts represent credit risk:
                  Commitments to extend credit   $    33,894,000    22,209,000
                  Standby letters of credit      $       552,000       195,000

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

                       CCF HOLDING COMPANY AND SUBSIDIARY
              Notes to Consolidated Financial Statements, continued

(8)    Federal Home Loan Bank Advances and Line of Credit
       At December 31, 1999 the Bank had advances outstanding from the Federal Home Loan Bank (FHLB) of Atlanta amounting to $13,100,000 secured by a blanket lien on residential mortgage loans. Principal is payable at maturity and interest is due monthly based on interest rates as stated below at December 31, 1999.

                 Advances       Interest Rate          Maturity
                 --------       -------------          --------
           $    5,000,000            5.98%           January 2000
           $    5,000,000            5.96%             March 2000
           $    3,100,000            4.55%            August 2000

       Additionally, during 1999 the Company entered into a line of credit with a financial institution totaling $2,500,000 of which $900,000 was outstanding as of December 31, 1999. The line accrues interest at prime minus 50 basis points and matures September 30, 2001. The facility is collateralized by the stock of the Bank.

(9)    Preferred Stock
       The Company is authorized to issue 1,000,000 shares of no par value preferred stock. At December 31, 1999, there were no shares issued and outstanding. The Board of Directors of the Company is authorized to issue preferred stock and to fix and state voting powers, designations, preferences, or other special rights of such shares and the qualifications, limitations, and restrictions thereof, subject to regulatory approval but without stockholder approval.

(10)   Employee Benefit Plans
       (a)  401(k) Profit Sharing Plan
            --------------------------
           The Company has a tax-qualified defined contribution profit sharing plan (the "Plan") for the benefit of its employees. All full-time employees become eligible to participate under the Plan after completing one year of service. Under the Plan, employees may voluntarily elect to defer up to 15% of their compensation, not to exceed applicable limits. Company contributions were $1.00 for each $1.00 of employee contribution up to 5% of the employee's compensation. Such matching contributions begin to vest after three years at a rate of 20% per year with full vesting after seven years. Additionally, the Company may contribute an annual discretionary contribution to the Plan based upon a number of factors, such as the Company's retained earnings, profits, regulatory capital, and employee performance.

           Contributions by the Company to the Plan during the years ended December 31, 1999 and 1998 totaled approximately $59,000 and $68,000, respectively.

       (b) Employee Stock Ownership Plan
           -----------------------------
           The Company also has an employee stock ownership plan (the "ESOP") for the exclusive benefit of participating employees who have completed one year of service with the Company and have attained age 21.

           The ESOP is funded by periodic contributions made by the Company in cash or common stock. Benefits to participants may be paid either in shares of the Company's common stock or in cash. The ESOP was approved to borrow funds from the Company to acquire up to 10% of the common stock of the Company. During 1995, the ESOP borrowed $720,000 from the Company to acquire 87,120 shares of Company common stock at approximately $8 per share. The loan is secured by the shares purchased and earnings of the ESOP assets, and is at an interest rate equal to a published prime rate, adjusted quarterly. The loan is to be paid over a ten-year period at $72,000 per year. The shares purchased are held in a suspense account for allocation among participants as the loan is repaid.

           At December 31, 1999, 39,006 ESOP shares were allocated to the participating employees. For purposes of computing net earnings per share, the remaining 48,114 unallocated shares were not considered outstanding until they are committed-to-be-released for allocation. The Company recognized the fair market value of the Company's common stock allocated to participating employees as compensation expense. Compensation expense recognized by the Company during the years ended December 31, 1999 and 1998 totaled $142,148, and $166,878 respectively. The fair value of the unallocated shares at December 31, 1999 was approximately $698,000.

                       CCF HOLDING COMPANY AND SUBSIDIARY
              Notes to Consolidated Financial Statements, continued

(10)   Employee Benefit Plans, continued

       (c) Stock Option Plan
           -----------------
           In  January  1996,  the  Company  approved a stock  option  plan (the
           "Option Plan") whereby 144,020 authorized shares are reserved for issuance by the Company upon exercise of stock options granted to officers, directors, and employees of the Company from time to time. Options constitute both incentive stock options and non qualified stock options. Options awarded to officers and directors are exercisable at a rate of 20% annually with the first 20% exercisable on the one-year anniversary of the date of grant. Any shares subject to an award which expires or are terminated unexercised will again be available for issuance. The Option Plan has a term of ten years, unless sooner terminated. The exercise price per share for nonqualified and incentive stock options shall be the price as determined by an option committee, but not less than the fair market value of the common stock on the date of grant. At December 31, 1999, there were 23,176 shares available under the Option Plan.

           Stock option activity is as follows:

                                                     1999       1998
                                                     ----       ----

Options outstanding at beginning of period         117,819    116,558
Options granted                                     10,000      9,900
Options canceled                                   (14,175)    (8,639)
                                                   -------    -------
Options outstanding at end of period               113,644    117,819
                                                   =======    =======
Options exercisable at end of period                58,227     44,953
                                                   =======    =======
Weighted-average option prices per share:
     Options granted during the period        $      16.52      18.40
     Options canceled during the period       $      12.99      10.13
     Options outstanding at end of period     $      11.56      11.03

           The options outstanding at December 31, 1999 had a weighted-average contractual maturity of 7.2 years and exercise prices ranging from $10.01 to $19.82.

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

                                                         1999        1998
                                                         ----        ----
Net earnings                     As reported   $      1,002,891     618,776
                                 Proforma      $        939,711     554,730

Basic earnings per share         As reported   $           1.09        0.67
                                 Proforma      $           1.02        0.60

Diluted earnings per share       As reported   $           1.04        0.64
                                 Proforma      $            .98        0.57

            The weighted average fair value of options granted was $3.20 and $1.10 for the years ended December 31, 1999 and 1998, respectively, based on estimates as of the date of grant using the Black Scholes pricing model. The weighted average assumptions used for grants in 1999 and 1998 were as follows: dividend yield of 2.0% and 4.6%, a risk free interest rate of 5.2% and 4.7%, expected volatility of 21% and 20%, respectively, and an expected life of 7 years for both years.

                       CCF HOLDING COMPANY AND SUBSIDIARY
              Notes to Consolidated Financial Statements, continued

(10)   Employee Benefit Plans, continued
       (d) Management Stock Bonus Plan
           ---------------------------
           In January 1996, the Company adopted a Management Stock Bonus Plan (the "MSBP"). Under the terms of the MSBP, a total of 57,608 shares of the Company's common stock is available for the granting of awards during a period of up to ten years. In connection with the adoption of the MSBP, the Company purchased treasury shares in the open market at a total cost of $578,464 to cover the total shares available for grant under the MSBP. Through December 31, 1999, the Company awarded 45,085 of such treasury shares to employees. The market value of the common stock at the date of award is included as a reduction of stockholders' equity in the consolidated balance sheets and is recorded as compensation expense using the straight-line method over the vesting period of the awards. The awards vest pro rata over five years at each anniversary of the award. Compensation expense with respect to the foregoing MSBP awards was $78,629 and $98,659 for the years ended December 31, 1999 and 1998 respectively.

       (e) Life Insurance Policies
           -----------------------
           During 1999, the Company adopted a defined contribution post retirement benefit plan to provide retirement benefits to certain of the Company's executive officers and to provide death benefits for the designated beneficiaries. Under this plan, single-premium, split-dollar, whole-life insurance contracts were purchased on certain executive officers. The increase in the cash surrender value of the contracts, less the Bank's cost of funds, constitutes the Company's contribution to the plan each year. In the event the insurance contracts fail to produce positive returns, the Company has no obligations to contribute to the plan. For the year ended December 31, 1999, the Company incurred expenses of $5,660 in connection with this plan.

(11)   Fair Values of Financial Instruments
       SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions would significantly affect the estimates.

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

          Investment securities available for sale
          ----------------------------------------
          Fair values for investment securities available for sale are based on quoted market prices.

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



          Cash surrender value of life insurance policies.
          ------------------------------------------------
          Fair value for life insurance cash surrender value is based on cash surrender values indicated by the insurance companies.

                       CCF HOLDING COMPANY AND SUBSIDIARY
              Notes to Consolidated Financial Statements, continued

(11)   Fair Values of Financial Instruments, continued
          Deposits
          --------
          Fair values for fixed-rate time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on deposits of similar terms of maturity. The carrying amounts of all other deposits, due to their short-term nature, approximate their fair values.

          Securities sold under agreements to repurchase
          ----------------------------------------------
          Fair value approximates the carrying value of such liabilities due to their short-term nature

          Federal Home Loan Bank advances
          -------------------------------
          The  carrying   amounts  of  the  Federal  Home  Loan  Bank   advances
          approximate their fair values as the advances are based on a floating interest rate or represent short term maturities.

          Line of credit
          --------------
          Advances on the line of credit bear interest on a floating basis, and as such, the carrying amount approximates fair value.

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

       The estimated fair value of the Company's financial instruments as of December 31, 1999 and December 31, 1998 are as follows:

                                                                   December 31, 1999       December 31, 1998
                                                                   -----------------       -----------------
                                                                Carrying        Fair       Carrying      Fair
                                                                  Value         Value       Value        Value
                                                                  -----         -----       -----        -----
                                                                                (in thousands)
         Assets:
            Cash and cash equivalents                        $     11,332       11,332       10,353      10,353
            Investment securities available for sale         $     28,503       28,503       29,457      29,457
            Loans, net                                       $    146,553      149,502      121,827     125,517
            Federal Home Loan Bank stock                     $        655          655        1,013       1,013
            Cash surrender value of life insurance policies  $      1,337        1,337            -           -

         Liabilities:
            Deposits                                         $    165,526      165,614      154,977     157,987
            Securities sold under agreements to repurchase   $      3,998        3,998        1,117       1,117
            Federal Home Loan Bank advances                  $     13,100       13,100            -           -
            Line of credit                                   $        900          900            -           -

            Off-balance sheet financial instruments:
            Commitments to extend credit                     $     33,894       33,894       22,209      22,209
            Standby letters of credit                        $        552          552          195         195

(12)   Related Party Transactions
       Loans are made to officers, directors, and their associates in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal credit risk. The following is a summary of activity during the year ended December 31, 1999 with respect to such aggregate loans to these individuals and their associates:

Related party loan balances at beginning of year           $    2,042,753
New loans                                                         959,344
Principal repayments                                             (889,102)
                                                                ---------
Related party loan balances at end of year                 $    2,112,995
                                                                =========




       Deposits from related parties totaled approximately $1,752,000 and $1,005,000,at December 31, 1999 and 1998, respectively.

                       CCF HOLDING COMPANY AND SUBSIDIARY
              Notes to Consolidated Financial Statements, continued

(13)   Parent Company Financial Information
       The following represents condensed financial information of the Parent.

                            Condensed Balance Sheets
                           December 31, 1999 and 1998

                                     Assets
                                     ------

                                                                                               1999            1998
                                                                                               ----            ----

Cash                                                                                    $      183,699         294,503
Investment in subsidiary                                                                    12,828,276      11,480,697
Investment securities available for sale                                                             -         134,000
Other assets                                                                                   106,385          10,000
                                                                                            ----------      ----------
                                                                                        $   13,118,360      11,919,200
                                                                                            ==========      ==========
                      Liabilities and Stockholders' Equity
                      ------------------------------------

Dividends payable                                                                       $       73,334         135,541
Line of credit                                                                                 900,000               -
Other liabilities                                                                              162,684         157,546
                                                                                            ----------      ----------
                                                                                             1,136,018         293,087

Stockholders' equity                                                                        11,982,342      11,626,113
                                                                                            ----------      ----------
                                                                                        $   13,118,360      11,919,200
                                                                                            ==========      ==========

                        Condensed Statements of Earnings

                 For the Years Ended December 31, 1999 and 1998

                                                                                               1999            1998
                                                                                               ----            ----

Dividends from subsidiary                                                               $       50,000               -
Interest income from subsidiary                                                                  5,909          26,196
Gain on sale of investment securities                                                           68,201         386,187
Other operating income                                                                               -           9,386
Other operating expenses                                                                      (299,144)        (64,635)
Income tax (expense) benefit                                                                    78,500        (125,134)
                                                                                            ----------      ----------
Earnings (loss) before equity in
     undistributed earnings of subsidiary                                                      (96,534)        232,000

Equity in undistributed earnings of subsidiary                                               1,099,425         386,776
                                                                                             ---------         -------
Net earnings                                                                            $    1,002,891         618,776
                                                                                             =========         =======

                       CCF HOLDING COMPANY AND SUBSIDIARY
              Notes to Consolidated Financial Statements, continued

(13)     Parent Company Financial Information, continued


                       Condensed Statements of Cash Flows

                 For the Years Ended December 31, 1999 and 1998

                                                                                                1999            1998
                                                                                                ----            ----
Cash flows from operating activities:
      Net earnings                                                                       $    1,002,891        618,776
      Adjustment to reconcile net earnings
         to net cash used in operating activities:
            Equity in undistributed earnings of subsidiary                                   (1,099,425)      (386,776)
            Compensation expense related to MSBP                                                 78,629         98,659
            ESOP shares allocated                                                               142,148        166,878
            Gain on sale of investment security                                                 (68,201)      (386,187)
            (Increase) decrease in other assets                                                 (72,049)        19,284
            Decrease (increase) in other liabilities                                              5,138       (311,634)
                                                                                         --------------     ----------
                     Net cash used in operating activities                                      (10,869)      (181,000)
                                                                                         --------------     ----------

Cash flows from investing activities:
      Proceeds from sale of investment security                                                 132,656      1,565,203
      Capital infusion in subsidiary                                                           (750,000)      (750,000)
                                                                                         --------------     ----------
                     Net cash (used in) provided by investing activities                       (617,344)       815,203
                                                                                         --------------     ----------

Cash flows from financing activities:
      Dividends paid                                                                           (351,897)      (626,925)
      Treasury stock purchased                                                                        -        (60,345)
      Retirement of common stock                                                                (30,694)             -
      Proceeds from notes payable                                                               900,000              -
                                                                                         --------------     ----------

                     Net cash provided by (used in) financing activities                        517,409       (687,270)
                                                                                         --------------     ----------
Change in cash and cash equivalents                                                            (110,804)       (53,067)

Cash and cash equivalents at beginning of period                                                294,503        347,570
                                                                                         --------------     ----------
Cash and cash equivalents at end of period                                               $      183,699        294,503
                                                                                         ==============     ==========

                       CCF HOLDING COMPANY AND SUBSIDIARY
              Notes to Consolidated Financial Statements, continued

(14)   Regulatory Matters
       Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years' net earnings, and the ratio of equity capital to total assets. At December 31, 1999, the Bank could pay approximately $550,000 in dividends without obtaining prior regulatory approval.

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

       Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 1999, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

       As of December 31, 1999, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's capital category.

       The consolidated and Bank only actual capital amounts and ratios at December 31, 1999 are presented in the table below. At December 31, 1998, consolidated amounts did not materially differ from Bank-only capital amounts and ratios.

                                                                                                         To Be Well
                                                                                                      Capitalized Under
                                                                              For Capital             Prompt Corrective
                                                                           Adequacy Purposes          Action Provisions
                                                                     -------------------------- ----------------------------
                                                       Actual
                                          -------------------------- -------------------------- ----------------------------
                                              Amount        Ratio        Amount        Ratio        Amount         Ratio
                                              ------        -----        ------        -----        ------         -----
         As of December 31, 1999:
         Total capital - risk-based
            (to risk-weighted assets)
            Bank                       $      14,574,000    10%           11,998,000    =>8%        14,997,000      =>10%
            Consolidated               $      13,728,000     9%           11,998,000    =>8%         N/A           N/A
         Tier I capital - risk-based
            (to risk-weighted assets)
            Bank                       $      13,336,812     9%            5,999,000    =>4%         8,998,000      => 6%
            Consolidated               $      12,490,878     8%            5,999,000    =>4%         N/A           N/A
         Tier I capital - leverage
            (to average assets)
            Bank                       $      13,336,812     7%            7,819,000    =>4%         9,774,000      => 5%
            Consolidated               $      12,490,878     6%            7,819,000    =>4%         N/A           N/A

         As of December 31, 1998:
         Total capital - risk-based
            (to risk-weighted assets)  $      12,431,000    11%            9,370,000    =>8%        11,713,000      =>10%
         Tier I capital - risk-based
            (to risk-weighted assets)  $      11,487,000    10%            4,685,000    =>4%         7,028,000      => 6%
         Tier I capital - leverage
            (to average assets)        $      11,487,000     8%            6,106,000    =>4%         7,633,000      => 5%

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

                              Board of Directors of CCF Holding Company
                                                 and
                                            Heritage Bank

            John B. Lee, Jr.                              Edwin S. Kemp, Jr.
            Chairman of the Board                         Attorney at Law
            Public Relations Consultant to Spartan
            Lincoln-Mercury, Inc

            Joe B. Mundy                                  David B. Turner
            Retired (Former circuit court clerk)          President and Chief Executive Officer

            Leonard A. Moreland                           Charles S. Tucker
            Executive Vice President                      Retired  (former county agent for University of Georgia)
            Administrative Officer

            Roy Hall*                                     John T. Mitchell
            Certified Public Accountant                   Real Estae Developer
                                                          Adams Mitchell Realty

                                                  ------------------------------
*Director of Bank only

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

                      Mary Jo Rogers                                                           Edith W. Stevens
        Sr. Vice President and Chief Financial Officer                          Sr. Vice President and Chief Operating Officer

                       Richard P. Florin                                                       Charles S. Tucker
      Senior Vice President and Senior Credit Officer                                       Secretary and Treasurer

                      C. T.  Segers*                                                           John C. Bowdoin*
                   Senior Vice President                                                     Senior Vice President
                                                  --------------------------------
                   Independent Auditors                                                      Corporate Counsel
                   Porter Keadle Moore, LLP                                                  Edwin S. Kemp, Jr., Esquire
                   235 Peachtree Street, N.W.                                                101 North Main Street
                   Suite 1800                                                                Suite 203
                   Atlanta, GA 30303                                                         Jonesboro, Georgia 30236

                   Transfer Agent and Registrar                                              Special Counsel
                   Registrar & Transfer Company                                              Malizia Spidi & Fisch, PC
                   10 Commerce Drive                                                         One Franklin Square
                   Cranford, New Jersey 07016                                                1301 K Street, N.W., Suite 700 East
                   (908) 272-8511                                                            Washington, D.C. 20005

                        --------------------------------
*Officer of Heritage Bank only

The Company's Annual Report for the year ended December 31, 1999 on Form 10-KSB is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write or call David B. Turner, President and Chief Executive Officer at the Company's Office in Jonesboro, Georgia. The Annual Meeting of Stockholders will be held on April 26, 2000 at 9:30 p.m. at the Fayetteville office.