Form 10KSB40, Exhibit 13
period 2000-12-31
CCF HOLDING CO
filed 2001-03-29
CIK 943033

                                                                      EXHIBIT 13

Dear Fellow Stockholder:

It is with a great deal of pride and pleasure that we disclose to you the results of operations of CCF Holding Company and its subsidiary, Heritage Bank, for the fiscal year ended December 31, 2000. The accomplishments over the past year have been many, and they can all be attributed to the hard work of our outstanding staff, the direction as set by our board of directors and, of course, your loyal support.

Heritage Bank introduced new and exciting products during the year, including a complete line of commercial cash management services featuring the Commercial Connection online banking system, and our Heritage24.com consumer online banking program. We also have several new ideas for the coming year that we believe will provide continued growth and prosperity for our bank.

Our financial performance continued to improve during 2000, as we continue to transition from our thrift roots to that of a dynamic full service community bank. The reception that we have received in all three of the counties we serve has been tremendous. We strive everyday to elevate ourselves as good corporate citizens in these markets, while remaining focused on the business of developing a strong financial institution capable of competing on all levels. As you read this report, you will see significant growth numbers like a 16% growth in total assets, a 17% growth in loans outstanding, a 26% growth in deposits, and last, but certainly not least, a 28% growth in earnings. This growth is spread throughout our offices in the three county area we serve and we are excited about the prospects for 2001.

The bank faces new challenges every day, and your board of directors and management team are poised to address them as they occur. In reading through this report you will see we are currently addressing an issue involving our capital available to support future growth. Unfortunately, early this year we had to suspend future cash dividend payments, to you our shareholders. This was a very difficult decision, but we believe there is a window of opportunity in our markets to grow in a very safe and sound manner. The level of capital the bank currently has is not sufficient to continue the current growth rate of the bank. As a result, the board of directors determined to suspend the dividends to preserve capital to help support future growth. Also, the company has borrowed money and infused this into the bank to provide capital in the short-term. However, we will need to find additional capital or we will be faced with reducing our rate of growth. We are managing this situation with only one thought in mind, the long-term best interest of you our shareholders. We know that when you bought stock in this company you were not looking for an immediate reward, but rather to a management team and board of directors that would supply the best long-term return on your investment possible, and that is where we are focused each and every day.

Business is great at Heritage Bank, it is an exciting place to work, and we thank you for the opportunity to serve you and the confidence you have shown in us.


Very truly yours,


D. B. Turner                                         Leonard A. Moreland
President and CEO                                    President
CCF Holding Company                                  Heritage Bank
                                                     CCF HOLDING COMPANY

                              CCF HOLDING COMPANY

     Corporate Profile and Related Information

     CCF Holding Company (the "Company") is a bank holding company incorporated under the laws of the State of Georgia. Heritage Bank (the "Bank") is a Georgia commercial bank that is the wholly owned subsidiary of the Company. Prior to September 1, 1998, the Company was a savings and loan holding company and the Bank was a federally chartered savings bank. The Company was organized in 1995 in connection with the conversion of the Bank from a mutual to stock form of organization (the "Conversion") in July 1995. The Bank, through it predecessors, commenced business in 1955.

     The Bank operates five offices within its primary market area in Clayton, Fayette and Henry Counties, Georgia. The market area is part of the Atlanta, Georgia metropolitan statistical area. The Bank is subject to examination and comprehensive regulation by the State of Georgia and the Federal Deposit Insurance Corporation ("FDIC") and its deposits are federally insured by the Savings Association Insurance Fund ("SAIF") of the FDIC. The Bank is a member of and owns capital stock in the Federal Home Loan Bank ("FHLB") of Atlanta, which is one of the 12 regional banks in the FHLB System. The Company is subject to state and federal regulation.

     The Bank attracts deposits from the general public and uses such deposits primarily to invest in and originate commercial, residential and consumer loans and, to a lesser extent, to invest in investment securities. The principal sources of funds for the Bank's lending activities are deposits, FHLB borrowings, borrowings from correspondent banks and the amortization, repayment, and maturity of loans and investment securities. Principal sources of income are interest on loans and investment securities. The Bank's principal expense is interest paid on deposits.

     Stock Market Information

     Since its issuance in July 1995, the Company's common stock ("Common Stock") has been traded on the Nasdaq SmallCap Market under the trading symbol of "CCFH." The following table reflects high and low prices paid in actual transactions, as reported by the Nasdaq SmallCaps Market, as well as dividend information. The quotations reflect inter-dealer prices, and may not include retail mark-up, mark-down, or commission.



                                                                     Dividends           Dividends
        Period                        High             Low           Declared               Paid
-----------------------           -----------     ------------    --------------     ---------------
  1999  1st Quarter (1)             $17.36           $11.98           $ .08               $ .15
  1999  2nd Quarter                  17.75            14.25             .08                 .08
  1999  3rd Quarter                  18.12            17.06             .08                 .08
  1999  4th Quarter                  17.58            14.50             .08                 .08

  2000  1st Quarter                  15.25            11.50             .08                 .08
  2000  2nd Quarter                  13.13            11.50             .08                 .08
  2000  3rd Quarter                  12.38             8.84             .08                 .08
  2000  4th Quarter                  10.88             8.50             .08                 .08

_________________
(1) Dividends declared and dividends paid were restated to reflect a 10% stock dividend declared on April 2, 1999.

     The number of stockholders of record as of December 31, 2000, was approximately 400, inclusive of the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 31, 2000, there were 981,563 shares outstanding, net of 3,615 shares held as treasury shares. The Company's ability to pay dividends to stockholders is primarily dependent upon the dividends it receives from the Bank and to a lesser extent the amount of cash on hand. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion (up to $6.6 million), or (2) the regulatory capital requirements. As of December 21, 2000, the Company decided to suspend cash dividends in order to maintain capital levels and support future growth.

                       SELECTED FINANCIAL AND OTHER DATA
                       ---------------------------------

Financial  Condition
(Dollars in Thousands)
                                                                                                                 At September
                                                                 At December 31,                                   30,  (1)
                                           -----------------------------------------------------------------------------------
                                              2000              1999              1998              1997              1996
                                            --------          --------          --------          --------           -------
Total Amount of:

   Assets                                   $228,381          $196,782          $169,860          $124,956           $80,283

   Loans receivable, net                     171,817           146,553           121,827            97,541            51,500

   Mortgage-backed securities                    104               125               201             1,838            10,025

   Investment securities                      36,264            28,378            29,256             9,722            13,353

   Liabilities                               214,750           184,800           158,234           113,436            65,843

   Deposits                                  208,415           165,526           154,977            91,201            61,822

   Securities sold under
      agreements to repurchase                 1,826             3,998             1,117             2,393                 -

   FHLB advances                                   -            13,100                 -            18,510             2,500

   Stockholders' equity                       13,630            11,982            11,626            11,519            14,440

Other Data:

   Net income                                  1,280             1,003               619               137               473

   Average assets                            214,866           185,376           152,652            99,675            79,348

   Average equity                             12,644            12,186            10,499            11,934            16,733

   Full service offices (2)                        5                 5                 5                 5                 1

____________________
(1) The Company changed its fiscal year end from September 30 to December 31 in December 1996.
(2) During 1997, the Bank opened two new offices and converted two existing customer service facilities into full service offices.

Summary of Operations                                Year Ended December 31,          Year Ended
(Dollars in Thousands)                            ------------------------------     September 30,
                                                     2000    1999    1998   1997        1996 (1)
                                                  -------  ------  ------  -----        -----
Total interest income                             $18,458  14,671  12,437  8,090(3)     5,573

Total interest expense                              9,798   7,501   6,800  3,921        2,527
                                                  -------  ------  ------  -----        -----

  Net interest income                               8,660   7,170   5,637  4,169        3,046

Provision for loan losses                             570     341     275    126          130
                                                  -------  ------  ------  -----        -----

  Net interest income after provision for loan      8,090   6,829   5,362  4,043        2,916
   losses

Other income                                          892     843     968    909 (3)      415

Other expenses                                      7,031   6,143   5,380  4,743        2,715 (2)
                                                  -------  ------  ------  -----        -----

Earnings before income taxes                        1,951   1,529     950    206          616

Income tax expense                                    671     526     331     69          143
                                                  -------  ------  ------  -----        -----

Net earnings                                        1,280   1,003     619    137          473
                                                  =======  ======  ======  =====        =====

________________________________
(1) The Company changed its fiscal year end from September 30 to December 31 in December 1996.
(2) In 1996, the Company included a $398,000 one time assessment to recapitalize the Savings Association Insurance Fund
     ("SAIF") of the FDIC.
(3) Number has been adjusted to include fee income reported in 1997 as other income and now changed to interest income. The fees in almost all cases are prepaid interest that is amortized over the life of the loan or taken into income up front to offset loan booking expense per FASB 91.

Key Operating Ratios




                                                                                                           Year Ended
                                                                   Year Ended December 31,                September 30,
                                                                   -----------------------                -------------
Performance ratios:                                          2000      1999           1998      1997         1996 (1)
                                                            -------   -------        -------   -------       --------
Return on average assets (net earnings divided by
  average total assets)                                       0.60%     0.54%          0.40%     0.14%          0.60%

Return on average equity (net earnings divided by
  average equity)                                            10.13%     8.23%          5.92%     1.14%          2.83%

Average interest earning assets to average interest
  bearing liabilities                                       106.00%   108.08%        107.14%   112.88%        122.83%

Net interest rate spread                                      3.99%     3.79%          3.61%     3.87%          3.15%

Net yield on average interest-earnings assets                 4.29%     4.14%          3.95%     4.41%          4.04%

Net interest income after provision for loan losses
  to total other expenses                                   123.63%   111.17%         99.68%    74.97%        107.40%

Basic earnings per share                                   $  1.37   $  1.09        $  0.67   $  0.15       $   0.41

Diluted earnings per share                                 $  1.35   $  1.04        $  0.64   $  0.14       $   0.39

Dividend payout (2)                                          23.07%    30.77%        100.00%   305.88%        111.11%

                                                                         At December 31,                At September 30,
Capital Ratios                                                2000      1999           1998      1997       1996 (1)
                                                           -------   -------        -------   -------       --------

Book value per share                                       $ 13.87   $ 12.22        $ 12.98   $ 11.65       $  12.14

Average equity to average assets (average equity
  to average total assets)                                    5.88%     6.57%          6.87%    11.97%         21.09%

Equity-to-assets (End of Period)                              5.97%     6.09%          6.84%     9.22%         17.99%

Asset Quality Ratios

Non-performing loans to total loans, net                      0.05%     0.19%          0.09%     0.38%          1.17%

Non-performing loans to total assets                          0.04%     0.15%          0.07%     0.29%          0.75%

Allowance for loan losses to non-performing loans            1,837%      422%           866%      183%            90%

-----------------------

(1) The Company changed its fiscal year end from September 30 to December 31 during December 1996.
(2)  Dividends declared per share divided by net earnings per diluted share.

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

     Business Strategy

     The Bank's business strategy is to be a flexible, efficient, and financially stable community financial services institution providing a range of real estate lending services, commercial lending, and consumer financial products primarily to the Clayton, Fayette, and Henry County, Georgia areas. Management of the Bank has identified and sought to pursue four primary strategic objectives: (1) to maintain an adequate amount of regulatory capital; (2) to reduce interest rate risk; (3) to maintain good asset quality through continued emphasis on well underwritten consumer, commercial, and residential lending; and (4) to broaden the Bank's product and customer base to become a more diversified financial institution.

     Regulatory Capital.  After the conversion of the Bank from mutual to stock
     ------------------
     and the formation of the Company, the Company was confronted with issues new to its operating strategies, specifically the managing of the excess capital in a manner that would increase shareholder value while at the same time provide sufficient capital levels to meet or exceed regulatory guidelines. In 1996 and 1997 the Company repurchased more than 30% of its original outstanding shares, most at less than book value. In addition, the Company increased its dividend payout ratio as another means of excess capital management.

     As growth significantly outpaced management's projections, during the conversion of the Bank from a thrift to a commercial bank and the expansion into two new markets, the excess capital management plan switched to capital shortfall management. In 1999, the Company established a $2.5 million borrowing facility with a correspondent bank for the purpose of infusing capital into the Bank. This was done to maintain the minimum capital levels for a well capitalized institution. As of December 31, 2000, the Company had drawn $2.5 million on this borrowing facility. The Company and the Bank continue to manage their respective capital positions in order to support the healthy growth they are experiencing. Despite these efforts, the Bank ended the year 2000 with a total capital to risk weighted assets ratio of 9.58% which is below the required 10% needed to be considered well capitalized. Capital levels at December 31, 2000, are considered adequately capitalized by regulatory standards.

     Reduction of Interest Rate Risk.  The Bank manages its interest rate risk
     -------------------------------
     through the origination of adjustable-rate loans when market conditions
     permit.   The emphasis in the loan portfolio production continues to be to increase the volume of loans that reprice at least annually, in order to better match the repricing of the Bank's liabilities.

     Asset Quality.  The Bank continues to seek to maintain its asset quality
     -------------
     through detailed underwriting and thorough analysis of its loan requests. At December 31, 2000, the Bank's ratio of nonperforming loans to total loans was 0.05% and to total assets was 0.04%. This compares to 0.19% and 0.15%, respectively at December 31, 1999.

     Product and Customer Base.  The Bank increased the size of its loan
     -------------------------
     portfolio by approximately $25 million between December 31, 1999 and December 31, 2000. The increase is attributed to a growth in commercial real estate lending of 20%, residential construction lending of 16%, commercial loans of 195%, and consumer lending primarily through indirect lending activities of 23%. The Bank's deposits increased by 26% from $166 million at December 31, 1999, to $208 million at December 31, 2000. This growth in deposits was used to fund the loan growth and pay off FHLB borrowings. There were no FHLB borrowings outstanding as of December 31, 2000. It is expected that 2001 loan growth will continue to be steady in the Bank's primary trade areas. The Bank will seek to continue to expand its customer base through advertising, direct mail and one on one personal visits with prospective customers.

     Management of the Bank believes that there are opportunities for growth within the Bank's primary market area and adjacent market areas. The Bank intends to manage the growth of deposits and loans in a manner that will ensure its ability to comply with current and future capital requirements as well as manage interest rate risk. As discussed below, with this growth comes risk, and the ability of the Bank to manage this risk will in large measure directly impact its financial condition and operating results in future periods.

     Asset and Liability Management

     Interest Rate Sensitivity. The ability to maximize net interest income is largely dependent on achieving a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. The Bank, like many other financial institutions, is subject to interest rate risk resulting from the difference in the maturity of interest-bearing liabilities (including deposits) and interest-earning assets (including loans) and the volatility of interest rates. Because most deposit accounts, given their shorter terms to maturity, react more quickly to market interest rate movements than do many types of loans, increases in interest rates may have an adverse effect on the Bank's earnings. The Bank reduces this exposure by diversifying its loan portfolio to include more loans at primarily variable rates.

     The Bank's net interest rate spread was 3.79% for the year ended December 31, 1999, and 3.99% for the year ended December 31, 2000. Results of the Company's cumulative interest sensitivity gap analysis indicate that a fluctuation in interest rates would have only a slight impact on the Bank's net interest rate spread and earnings, as the ratio of interest sensitive assets to interest sensitive liabilities in the one year time frame approximates one. The Bank is asset sensitive over the short term which will cause earnings to be less during the first quarter after a rate decrease, however, over a twelve month period net interest income should be minimally affected.

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

     In an effort to manage interest rate risk and protect it from the negative effect of changes in interest rates, the Bank has instituted certain asset and liability management measures, including the following: 1) reduce the maturities or terms to reprice interest-earning assets by emphasizing the origination of adjustable rate loans and the purchase of relatively short-term interest-earning investments and mortgage-backed securities; 2) lengthen the maturities of interest-bearing liabilities by encouraging depositors to invest in longer term deposit products offered by the Bank; 3) increase the amount of less rate-sensitive deposits by actively seeking demand deposit accounts; and 4) encourage long-term depositors to maintain their accounts with the Bank through expanded customer products and services.

     Average Balance Sheets. The following table sets forth certain information relating to the Company's average balance sheets and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

                                                                  For the Years Ended December 31,
                                                               2000                                   1999
                                             -----------------------------------     -------------------------------------
                                               Average    Interest Income              Average     Interest Income
                                              Balance(1)     Expense       Yield     Balance (1)      Expense       Yield
                                             -----------  ---------------  -----     -----------   ---------------  ------
                                                                           Dollars in Thousands
Assets
Interest-earning assets:

 Loans (2) interest and fees                  $162,248        16,155       9.96%        133,021         $12,450     9.36%
 Investment securities                          30,278         1,853       6.12%         30,813           1,700     5.55%
 FHLB Stock                                        851            67       7.87%            673              49     7.28%
 Interest-earning deposits in other
    financial institutions and federal           5,320           383       7.20%          8,590             472     5.49%
     funds sold                               --------        ------                    -------         -------

  Total interest-earning assets                198,697        18,458       9.29%        173,097          14,671     8.48%
 Other noninterest-earning assets               16,169                                   12,279
                                           -----------                            -------------
  Total assets                             $   214,866                                  185,376
                                           ===========                            =============



Liabilities and stockholders' equity:

Interest-bearing liabilities:
 Demand deposits                           $    60,967        2,530        4.15%        56,512          2,013   3.56%
 Regular savings                                 7,057          159        2.25%         8,300            187   2.25%
 Time Deposits                                 110,477        6,740        6.10%        90,891          5,056   5.56%
 FHLB Advances                                   3,786          238        6.29%         2,696            163   6.05%
 Note payable                                    1,500          137        9.13%
 Securities sold under agreements to
  repurchase                                     3,658          131        3.58%         1,753             82   4.68%
                                           -----------         -----                 ---------          -----
  Total interest-bearing liabilities           187,445        9,935        5.30%       160,152          7,501   4.68%
Non-interest bearing deposits                   13,580                                  10,737
Other noninterest bearing liabilities            1,197                                   2,301

Stockholders' Equity                            12,644                                  12,186
                                           -----------                              ----------
  Total liabilities and stockholders'
   equity                                      214,866                                 185,376
                                           ===========                              ==========

Excess of interest-earning assets
  over interest-bearing liabilities        $    11,252                                  12,945
                                           ===========                              ==========

Ratio of interest-earning assets
  to interest bearing liabilities               106.00%                                  108.08%
                                           ===========                               ==========

Net interest income                        $                  8,523                                     7,170
                                                              =====                                   =======
Net interest spread (3)                                                    3.99%                                  3.79%
                                                                           ====                                   ====
Net yield on average interest-earning
  assets (4)                                                               4.29%                                  4.14%
                                                                           ====                                   ====
----------------------------------------

(1)  Average balances are derived from average daily balances.
(2)  Average balances include nonaccrual loans.
(3) Net interest spread represents the difference between the average yield on interest-earnings assets and the average cost of interest-bearing liabilities.
(4) Net yield on average interest earning assets represents net interest income as a percentage of average interest earning assets.

     Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided as to changes in volume (change in volume multiplied by old rate) and changes in rates (change in rate multiplied by old volume). The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

                                                Year Ended December 31,         Year Ended December 31,
                                                 2000 compared to 1999           1999 compared to 1998
                                              ---------------------------     ---------------------------
                                                                     Changes due to
                                                         ----------------------------------
                                              Volume   Rate/Yield   Total     Volume   Rate/Yield   Total
                                              -------  -----------  ------    -------  -----------  ------
Interest income:
  Loans                                     $  2,906          799   3,705      1,741          (69)  1,672
  Investment securities                          (31)         184     153        689          (67)    622
  FHLB stock                                      14            4      18        (25)          (1)    (26)
  Interest-earning deposits in other
    financial institutions                      (236)         147     (89)       (26)          (8)    (34)
                                               -----        -----   -----      -----         ----   -----
      Total interest income                  $ 2,653        1,134   3,787      2,379         (145)  2,234
                                             =======        =====   =====      =====         ====   =====
Interest expense:

  Demand deposits                          $     185          339     524        791          (96)    695
  Regular savings                                (27)           0     (27)       (29)         (19)    (48)
  Time deposits                                1,185          491   1,676        384         (339)     45
  FHLB advances                                   69            6      75         20            8      28
  Notes payable                                  137            0     137          -            -       -
  Securities sold under agreements to
    repurchase                                    68          (19)     49        (13)          (6)    (19)
                                               -----        -----   -----      -----         ----   -----

     Total interest expense                    1,617          817   2,434      1,153         (452)    701
                                               -----        -----   -----      -----         ----   -----

     Net interest income                   $   1,036          317   1,353      1,226          307   1,533
                                               =====        =====   =====      =====         ====   =====

     Comparison of Financial Condition at December 31, 2000 and December 31,
     1999

     Total assets increased $31 million, or 15.74%, to $228 million in fiscal 2000 compared to $197 million in fiscal 1999 due to increased lending from funds provided from increased deposits. Borrowings of $2.5 million from a correspondent bank by the Company were used to support the growth of the assets. Stockholders' equity increased by approximately $1.6 million, or 13.75%, to $13.63 million at December 31, 2000, from $11.98 million at December 31, 1999. The increase was attributable to net income of approximately $1.28 million and an increase of net unrealized holding gains on investment and mortgage backed securities available for sale of approximately $520,000 that was partially offset by dividends declared of $299,000. The Company carries at fair value its securities available for sale, with unrealized gains and losses, net of income tax effects, recorded as a separate component of stockholders' equity in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115. Because the Company's portfolio of securities is classified as available for sale, volatility in the fair value of such securities could continue during periods of changing market interest rates. Other items contributing to the change were employee stock ownership plan shares allocated totaling $99,000 and management stock bonus plan compensation expense of $85,000.

     Comparison of Operating Results For The Fiscal Years Ended December 31, 2000 and December 31, 1999

     Net Earnings. The Company's net earnings increased by $277,000, or 27.60%, to $1,280,000 in 2000 from $1,003,000 in 1999. The increase was primarily due to the 18.88% increase in net interest income from $7.2 million 1999 to $8.5 million in 2000. This increase in net interest income was partially offset by a 12.22% increase in other expenses to $6.9 million in 2000 from $6.1 million in 1999. The net interest income increase is primarily due to the increased lending activities. The increase in other expenses is due primarily to increased personnel expenses related to deposit production and related support areas.

     Net Interest Income. Net interest income (before provision for loan losses) increased $1.3 million, or 18.80%, to $8.5 million in 2000 from $7.2 million in 1999. This increase was primarily due to an increase in interest and fee income on loans of $3.7 million, more than offsetting the increase in interest expense on deposits, FHLB advances and other correspondent borrowings of $2.4 million. The increases in lending were primarily in commercial, residential construction and consumer loans. Commercial loans, including commercial real estate loans, increased approximately $19 million, or 30.98%, construction loans increased approximately $5 million, or 16.42%, and consumer loans increased approximately $6 million, or 22.66%.

     Provision For Loan Losses. The Bank increased the provision for loan losses from $340,700 in 1999 to $570,000 in 2000. The increase was due to management's assessment of the risk inherent in the portfolio and the assessment of the risk relative to the changes in the size of the
     portfolio.    The Bank's allowance for loan losses increased from $1.2
     million at December 31, 1999, to $1.7 million at December 31, 2000. The Bank periodically evaluates the adequacy of the allowance for loan losses based on a review of all significant loans, with particular emphasis on impaired, non-accruing, past due and other loans that management believes require special attention. The Bank also utilized an independent loan review process in assessing the overall adequacy of the allowance for loan
     losses.   Management believes that its allowance for loan losses is
     adequate. Management will continue to monitor and adjust the allowance as necessary in future periods based on growth in the loan portfolio, loss experience, and continued monitoring of local economic conditions, as well as, any other external factors. If the size of the loan portfolio continues to increase and the relative proportion in that portfolio of commercial and construction loans increases, it is expected that the provision for loan losses will increase in order to maintain the allowance for loan losses at an adequate level.

     The following table sets forth the allocation of the allowance for loan losses by loan category and the percent of loans in each loan category to total loans for the periods indicated.

                                                  At December 31, 2000            At December 31, 1999
                                                -------------------------  -----------------------------------
                                                              Percent of                          Percent of
                                                             Loans in each                       Loans in each
                                                 Allocated    Category to       Allocated         Category to
                                                 Allowance    Total Loans       Allowance         Total Loans
                                                -----------  -------------  --------------------  -------------
                                                                    Dollars in Thousands
Balance at end of period applicable to:
     Permanent residential mortgage              $    0           16.10%            $   50             21.52%
     Construction                                   771           20.14%               487             20.29%
     Commercial and commercial real estate          606           46.18%               430             41.37%
     Consumer and other                             331           17.58%               270             10.66%
                                                 ------          ------             ------            ------
     Total                                       $1,708          100.00%            $1,237            100.00%

     Other Income. Other income increased by $49,000, or 5.79%, to $892,000 in 2000 from $843,000 in 1999. This increase was due in part to an increase of $88,000 in service charge income on deposit accounts. 1999 other income was enhanced by the net gains on sales of loans and investment securities which totaled $106,000 and $68,000 respectively. In 2000 these gains were $9,000 and $13,000 respectively, a decrease of $152,000 for the year ending 2000. Other operating income increased $113,000 from $166,000 in 1999 to $279,000 in 2000. This was due primarily to an increase in income from investment services of $46,000 and an increase of $42,000 in income earned from the life insurance asset.

     Other Expenses. Other expenses increased to $6.9 million during 2000 from $6.1 million during 1999, representing an approximate 12.22% increase. Included in this increase is an increase of $330,000 in salaries and benefits associated with increased personnel expenses related to deposit production and related support areas. The remainder of the increases in other expenses was associated with increased occupancy expenses and
     advertising expense.   Occupancy expenses have increased due to the need
     for upgrading the Bank's technology, both hardware and software. Advertising expense has increased as the Bank strives to increase community awareness of its new commercial services.

     Income Tax Expense. Income tax expense as a percent of income before taxes remained the same at 34% in 1999 and 2000.

     Liquidity. The Bank is required to maintain minimum levels of liquid assets as defined by the State of Georgia and FDIC regulations. Short-term liquidity at December 31, 2000, was 13.56%, which was below the Bank's goal of 17%. The Bank continues to search for deposits and other means of meeting its loan demand. The Bank adjusts its liquidity level as appropriate to meet its asset/liability objectives. The primary sources of funds are deposits, amortization and prepayments of loans and mortgage-backed securities, maturity of investments, and funds provided from operations. As an alternative to supplement liquidity needs, the Bank has the ability to borrow from the FHLB and other correspondent banks. These commitments totaled $18.5 million at December 31, 2000 with no outstanding balances. The Company had $2.5 million drawn on its line of credit with Columbus Bank and Trust. Scheduled loan amortization and maturing investment securities are a relatively predictable source of funds, however, deposit flow and loan prepayments are greatly influenced by, among other things, market interest rates, economic conditions, and competition. The Bank's liquidity, represented by cash, cash equivalents, and securities available for sale, is a product of its operating, investing, and financing activities.

     Impact of Inflation and Changing Prices. The financial statements and related data have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without consideration for changes in the relative purchasing power of money over time caused by inflation.

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

     Other Important Events. The bank is expected to begin construction on its second branch location in Fayette County, Georgia. This location is an out-parcel of a major retail shopping center located in an area of residential housing. The occupancy of this office is anticipated to be late summer 2001. The Bank has also announced plans to close the Morrow Office effective July 2001. The inability to grow deposits and income in the current location is the primary factor in this decision. The existing deposits of the Morrow Office will be consolidated into the Forest Park and Jonesboro branches in Clayton County.

     In February 2001, the Company accelerated the principal payments associated with its internally leveraged Employee Stock Ownership Plan of 1995 and the Management Stock Bonus Plan of 1995. The Company will record a one time pretax charge against first quarter 2001 earnings of approximately $492,000 in connection with this transaction. The decision to accelerate the payments at this time was based on what the Board viewed as an opportunity to take advantage of a time period when the Company's stock is trading at or below peer and historical values. The compensation expense recognized by the Company each period is directly tied to the price of the Company's stock. The acceleration of payments to the plans does not alter the vesting periods of the plans' participants, but does allow the Company to lock in the expense at the period's comparatively low stock price, rather than at a level tied to the future price of the stock over the remaining life of the plan. While it is impossible to foresee the exact impact this payment will have on the compensation expense of the Company, it is the Board's feeling that this change will be beneficial to the Company.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors
CCF Holding Company

  We have audited the accompanying consolidated balance sheets of CCF Holding Company and subsidiary as of December 31, 2000 and 1999 and the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CCF Holding Company and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Atlanta, Georgia
February 14, 2001

                      CCF HOLDING COMPANY AND SUBSIDIARY

                          Consolidated Balance Sheets

                          December 31, 2000 and 1999

                                                    Assets
                                                    ------

                                                                                                    2000          1999
                                                                                                    ----          ----
Cash and due from banks, including reserve
     requirements of $1,757,000 and $940,000                                                   $   5,767,546     5,035,910
Interest-bearing deposits in other financial institutions                                          1,159,874       535,920
Federal funds sold                                                                                 1,620,000     5,760,000
                                                                                               -------------  ------------

                  Cash and cash equivalents                                                        8,547,420    11,331,830

Investment securities available for sale                                                          36,367,892    28,503,446
Loans, net                                                                                       171,816,927   146,553,417
Premises and equipment, net                                                                        6,488,087     5,825,367
Federal Home Loan Bank stock, at cost                                                                880,000       655,200
Accrued interest receivable                                                                        1,708,866     1,306,698
Cash surrender value of life insurance                                                             1,402,248     1,337,344
Other assets                                                                                       1,169,307     1,268,578
                                                                                               -------------  ------------

                                                                                               $ 228,380,747   196,781,880
                                                                                               =============  ============

                                           Liabilities and Stockholders' Equity
                                           ------------------------------------

Deposits:
     Noninterest-bearing demand deposits                                                       $  12,038,329    10,639,993
     Interest-bearing demand deposits                                                             69,135,925    55,163,460
     Savings accounts                                                                              6,080,705     7,529,549
     Time deposits less than $100,000                                                             94,040,844    71,861,450
     Time deposits greater than $100,000                                                          27,119,272    20,331,766
                                                                                               -------------  ------------

                  Total deposits                                                                 208,415,075   165,526,218

Securities sold under agreement to repurchase                                                      1,826,488     3,998,419
Federal Home Loan Bank advances                                                                            -    13,100,000
Line of credit borrowings                                                                          2,500,000       900,000
Other liabilities                                                                                  2,008,778     1,274,901
                                                                                               -------------  ------------

                  Total liabilities                                                              214,750,341   184,799,538
                                                                                               -------------  ------------

Commitments

Stockholders' equity:
     Preferred stock, no par value; 1,000,000 shares
        authorized; none issued and outstanding                                                            -             -
     Common stock, $.10 par value, 4,000,000 shares
        authorized; 985,178 issued and 981,563 shares
        outstanding in 2000; 988,470 shares issued and
        980,855 outstanding in 1999                                                                   98,518        98,847
     Additional paid-in capital                                                                    9,091,543     9,102,457
     Retained earnings                                                                             4,941,877     3,960,640
     Unearned ESOP shares                                                                           (324,000)     (396,000)
     Unearned compensation                                                                          (153,144)     (199,190)
     Treasury stock, at cost; 3,615 and 7,615 shares in
        2000 and 1999, respectively                                                                  (35,731)      (75,876)
     Accumulated other comprehensive income (loss)                                                    11,343      (508,536)
                                                                                               -------------  ------------

                  Total stockholders' equity                                                      13,630,406    11,982,342
                                                                                               -------------  ------------

                                                                                               $ 228,380,747   196,781,880
                                                                                               =============  ============

See accompanying notes to consolidated financial statements.

                      CCF HOLDING COMPANY AND SUBSIDIARY

                      Consolidated Statements of Earnings

                For the Years Ended December 31, 2000 and 1999

                                                                                                 2000           1999
                                                                                                 ----           ----
Interest and dividend income:
     Interest and fees on loans                                                              $ 16,154,636    12,450,314
     Interest bearing deposits in other financial institutions                                     56,296       139,320
     Interest and dividends on taxable investment securities                                    1,855,057     1,745,554
     Interest on federal funds sold                                                               327,064       331,779
     Interest on nontaxable investment securities                                                  64,652         3,679
                                                                                             ------------   -----------

          Total interest income                                                                18,457,705    14,670,646
                                                                                             ------------   -----------

Interest expense:
     Deposit accounts                                                                           9,429,026     7,257,269
     Other borrowings                                                                             505,862       243,673
                                                                                             ------------   -----------

          Total interest expense                                                                9,934,888     7,500,942
                                                                                             ------------   -----------

          Net interest income                                                                   8,522,817     7,169,704

Provision for loan losses                                                                         570,000       340,700
                                                                                             ------------   -----------

          Net interest income after provision for loan losses                                   7,952,817     6,829,004
                                                                                             ------------   -----------

Other operating income:
     Service charges on deposit accounts                                                          590,761       502,878
     Net gain on sale of assets                                                                     8,867       105,997
     Net gain on sale of investment securities                                                     12,974        68,201
     Other                                                                                        279,390       166,067
                                                                                             ------------   -----------

          Total other operating income                                                            891,992       843,143
                                                                                             ------------   -----------

Other operating expenses:
     Salaries and employee benefits                                                             3,851,452     3,520,808
     Occupancy                                                                                  1,421,036     1,174,266
     Other                                                                                      1,621,267     1,447,867
                                                                                             ------------   -----------

          Total other operating expenses                                                        6,893,755     6,142,941
                                                                                             ------------   -----------

          Earnings before income taxes                                                          1,951,054     1,529,206

Income tax expense                                                                                670,812       526,315
                                                                                             ------------   -----------

          Net earnings                                                                       $  1,280,242     1,002,891
                                                                                             ============   ===========

Basic earnings per share                                                                     $       1.37          1.09
                                                                                             ============   ===========

Diluted earnings per share                                                                   $       1.35          1.04
                                                                                             ============   ===========

See accompanying notes to consolidated financial statements.

                      CCF HOLDING COMPANY AND SUBSIDIARY

                Consolidated Statements of Comprehensive Income

                For the Years Ended December 31, 2000 and 1999


                                                                                       2000         1999
                                                                                       ----         ----
Net earnings                                                                      $  1,280,242    1,002,891
                                                                                     ---------    ---------

Other comprehensive income (loss):
    Unrealized holding gains (losses) on investment securities
       available for sale                                                              786,210     (949,979)

    Reclassification adjustment for gains on sales of investment
       securities available for sale                                                    12,974       68,201
                                                                                     ---------    ---------

                   Total other comprehensive income (loss), before taxes               799,184     (881,778)
                                                                                     ---------    ---------

Income tax (expense) benefit related to other comprehensive income:
    Unrealized holding gains (losses) on investment securities
       available for sale                                                             (274,764)     360,612

    Reclassification adjustment for gains on sales of investment
       securities available for sale                                                    (4,541)     (25,889)
                                                                                     ---------    ---------

                   Total income tax (expense) benefit related to other                (279,305)     334,723
                                                                                     ---------    ---------
                     comprehensive income

                   Total other comprehensive income (loss), net of tax                 519,879     (547,055)
                                                                                     ---------    ---------

                   Total comprehensive income                                     $  1,800,121      455,836
                                                                                     =========    =========





   See accompanying notes to consolidated financial statements.

                      CCF HOLDING COMPANY AND SUBSIDIARY

                Consolidated Statements of Stockholders' Equity

                For the Years Ended December 31, 2000 and 1999

                                                                      Additional
                                                  Common Stock          Paid-in         Retained      Unearned
                                                  ------------
                                              Shares        Amount      Capital         Earnings        ESOP
                                              ------        ------      -------         --------        ----
Balance, December 31, 1998                   900,589     $  90,059      7,783,384      4,528,267      (468,000)

Net earnings                                       -             -              -      1,002,891             -
10% stock dividend                            89,824         8,983      1,271,845     (1,280,828)            -
Dividends declared ($.32 per share)                -             -              -       (289,690)            -
Retirement of common stock                    (1,943)         (195)       (30,499)             -             -
ESOP shares allocated                              -             -         70,148              -        72,000
Forfeited shares under
   management stock bonus plan                     -             -              -              -             -
Awarded shares under
   management stock bonus plan                     -             -          7,579              -             -
Earned compensation under
   management stock bonus plan                     -             -              -              -             -
Unrealized losses on investment
   securities available for sale,
   net of tax                                      -             -              -              -             -
                                             -------       -------      ---------      ---------       -------
Balance, December 31, 1999                   988,470        98,847      9,102,457      3,960,640      (396,000)

Net earnings                                       -             -              -      1,280,242             -
Dividends declared ($.32 per share)                -             -              -       (299,005)            -
Retirement of common stock                    (3,292)         (329)       (36,096)             -             -
ESOP shares allocated                              -             -         26,827              -        72,000
Awarded shares under
   management stock bonus plan                     -             -         (1,645)             -             -
Earned compensation under
   management stock bonus plan                     -             -              -              -             -
Unrealized gains on investment
   securities available for sale,
   net of tax                                      -             -              -              -             -
                                             -------     ---------      ---------      ---------      --------

Balance, December 31, 2000                   985,178     $  98,518      9,091,543      4,941,877      (324,000)
                                             =======     =========      =========      =========      ========

                                                                              Accumulated
                                                                                 Other
                                        Unearned         Treasury Stock      Comprehensive

                                      Compensation    Shares       Amount      Income (Loss)         Total
                                      ------------   -------       ------      -------------         -----
Balance, December 31, 1998               (286,339)     5,441    $ (59,777)         38,519          11,626,113

Net earnings                                    -          -            -               -           1,002,891
10% stock dividend                              -        874            -               -                   -
Dividends declared ($.32 per share)             -          -            -               -            (289,690)
Retirement of common stock                      -          -            -               -             (30,694)
ESOP shares allocated                           -          -            -               -             142,148
Forfeited shares under
   management stock bonus plan             36,000      3,300      (36,000)              -                   -
Awarded shares under
   management stock bonus plan            (27,480)    (2,000)      19,901               -                   -
Earned compensation under
   management stock bonus plan             78,629          -            -               -              78,629
Unrealized losses on investment
   securities available for sale,
   net of tax                                   -           -           -         (547,055)          (547,055)
                                         --------     -------    --------        ---------         ----------

Balance, December 31, 1999               (199,190)      7,615     (75,876)        (508,536)        11,982,342

Net earnings                                    -           -           -                -          1,280,242
Dividends declared ($.32 per share)             -           -           -                -           (299,005)
Retirement of common stock                      -           -           -                -            (36,425)
ESOP shares allocated                           -           -           -                -             98,827
Awarded shares under
   management stock bonus plan            (38,500)     (4,000)     40,145                -                  -
Earned compensation under
   management stock bonus plan             84,546           -           -                -             84,546
Unrealized gains on investment
   securities available for sale,
   net of tax                                   -           -           -          519,879            519,879
                                         --------     -------   ---------         --------         ----------

Balance, December 31, 2000               (153,144)      3,615   $ (35,731)          11,343         13,630,406
                                         ========     =======   =========         ========         ==========




See accompanying notes to consolidated financial statements.

                       CCF HOLDING COMPANY AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                 For the Years Ended December 31, 2000 and 1999

                                                                                                            2000           1999
                                                                                                            ----           ----
  Cash flows from operating activities:
    Net earnings                                                                                      $   1,280,242      1,002,891
    Adjustments to reconcile net earnings to net cash provided by operating activities:
       Provision for loan losses                                                                            570,000        340,700
       Depreciation, amortization and accretion                                                             495,388        222,572
       Deferred income tax benefit                                                                         (181,259)       (19,862)
       ESOP shares allocated                                                                                 98,827        142,148
       Compensation expense related to MSBP                                                                  84,546         78,629
       Net gain on sale of investment securities available for sale                                         (12,974)       (68,201)
       Net gain on sale of loans                                                                            (17,623)       (47,638)
       Net gain on sale of premises and equipment                                                            (7,244)       (58,359)
       Increase in cash surrender value of life insurance                                                   (64,904)         -
       Increase in accrued interest receivable                                                             (402,168)      (191,818)
       Decrease (increase) in other assets                                                                      595       (576,854)
       Increase (decrease) in other liabilities                                                             732,204       (508,167)
                                                                                                        -----------    -----------
                    Net cash provided by operating activities                                             2,575,630        316,041
                                                                                                        -----------    -----------
  Cash flows from investing activities:
    Proceeds from maturities and called investment securities available for sale                              -         27,502,315
    Proceeds from sales of investment securities available for sale                                       3,934,030        620,858
    Purchases of investment securities available for sale                                                10,949,446)   (27,683,395)
    Redemption of FHLB stock                                                                                  -            358,000
    Purchases of FHLB stock                                                                                (224,800)         -
    Net increase in loans                                                                               (32,652,108)   (33,618,250)
    Proceeds from sale of loans                                                                           6,836,221      8,599,234
    Purchases of premises and equipment                                                                  (1,651,454)      (961,873)
    Proceeds from sale of equipment                                                                          24,803        135,661
    Purchase of life insurance policies                                                                       -         (1,337,344)
    Proceeds from insurance policies related to the destruction of premises                                 439,545          -
                                                                                                        -----------    -----------
                    Net cash used in investing activities                                               (34,243,209)   (26,384,794)
                                                                                                        -----------    -----------
  Cash flows from financing activities:
    Net increase in demand and savings deposits                                                          13,921,957     11,186,684
    Net increase (decrease) in time deposits                                                             28,966,900       (637,187)
    Net (decrease) increase in securities sold under agreements to repurchase                            (2,171,931)     2,881,155
    Federal Home Loan Bank advances                                                                           -         13,100,000
    Repayment of Federal Home Loan Bank advances                                                        (13,100,000)         -
    Proceeds from line of credit                                                                          1,600,000        900,000
    Dividends paid                                                                                         (297,332)      (351,897)
    Retirement of common stock                                                                              (36,425)       (30,694)
                                                                                                        -----------    -----------
                    Net cash provided by financing activities                                            28,883,169     27,048,061
                                                                                                        -----------    -----------
                    (Decrease) increase in cash and cash equivalents                                     (2,784,410)       979,308

  Cash and cash equivalents at beginning of period                                                       11,331,830     10,352,522
                                                                                                        -----------    -----------
  Cash and cash equivalents at end of period                                                          $   8,547,420     11,331,830
                                                                                                        ===========    ===========
  Supplemental disclosures for cash flow information and non cash financing activities:

       Interest paid                                                                                  $   9,503,070      7,559,075
                                                                                                        ===========    ===========
       Income taxes paid                                                                              $     669,256        528,000
                                                                                                        ===========    ===========
       Changes in unrealized losses on investment securities available for sale                       $     519,879       (547,055)
                                                                                                        ===========    ===========
       Changes in dividends payable                                                                   $       1,072        (62,207)
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

     Basis of Presentation
     ---------------------
       The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain 1999 amounts have been reclassified to conform to the 2000 presentation.

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

                      CCF HOLDING COMPANY AND SUBSIDIARY

(1)  Summary of Significant Accounting Policies, continued

     Loans, continued
     -----
       The accrual of interest income is discontinued on loans which become contractually past due by 90 days. Interest previously accrued but not collected is reversed against current period interest income when such loans are placed on nonaccrual status. Interest accruals are recorded on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

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

     Allowance for Loan Losses
     -------------------------
       The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collection of principal is unlikely. The Bank has established a loan grading system whose classifications are consistent with those used by the Bank's regulators. Management utilizes this system to evaluate the adequacy of its allowance for loan losses. Allocations of loss are calculated based on expected loss ratios for each loan classification. These ratios have been determined considering the Bank's historical loss rates and losses experienced by its peer group. For individually significant loans deemed to be impaired, a specific allowance is established based on the expected collectibility considering the borrower's cash flow and the adequacy of the collateral coverage. The results of the Bank's evaluation are compared to the recorded allowance for loan losses and significant deviations are adjusted by increasing or decreasing the provision for loan losses. Additionally, management utilizes the services of an independent third party loan reviewer to validate its internal grading system and to provide additional analysis in determining the adequacy of the allowance.

       Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

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

         For the year ended December 31, 2000               Net           Common         Per Share
                                                          Earnings        Shares           Amount
                                                          --------        ------           ------
         Basic earnings per share                     $   1,280,242       935,860         $ 1.37
                                                                                            ====
         Effect of stock options                                  -        12,285
                                                         ----------    ----------

         Diluted earnings per share                   $   1,280,242       948,145         $ 1.35
                                                          =========    ==========           ====

         For the year ended December 31, 1999                Net          Common         Per Share
                                                          Earnings        Shares          Amount
                                                          --------        ------          ------
         Basic earnings per share                     $   1,002,891       922,120         $ 1.09
                                                                                            ====
         Effect of stock options                                  -        38,849
                                                          ---------    ----------

         Diluted earnings per share                   $   1,002,891       960,969         $ 1.04
                                                          =========    ==========           ====

      For purposes of computing weighted-average shares outstanding, unallocated shares under the Company's employee stock ownership plan are not considered outstanding until they are committed to be released for allocation.

    Recent Accounting Pronouncements
    ---------------------------------
      In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for hedging activities and for derivative instruments including derivative instruments embedded in other contracts. It requires the fair value recognition of derivatives as assets or liabilities in the financial statements. The accounting for the changes in the fair value of derivatives depends on the intended use of the derivative instruments at inception. In 1999, SFAS No. 137 was issued which changed the implementation date of SFAS No. 133. SFAS No. 133 becomes effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, but initial application of the statement must be made as of the beginning of the quarter. At the date of initial application, an entity may transfer any held to maturity security into the available for sale or trading categories without calling into question the entity's intent to hold other securities to maturity in the future. The Company was required to adopt SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 had no material impact on its financial position, results of operations or liquidity.

                       CCF HOLDING COMPANY AND SUBSIDIARY

(2) Investment Securities

      At December 31, 2000 and 1999, investment securities available for sale consisted of the following:

                                                                                   December 31, 2000
                                                             --------------------------------------------------------------
                                                                                     Gross          Gross
                                                                  Amortized       Unrealized      Unrealized        Fair
                                                                    Cost             Gains          Losses          Value
                                                                    ----             -----          ------          -----
    U.S. Treasury and U.S. Government
      agency obligations                                      $   33,388,665        122,213         146,325       33,364,553
    Municipal securities                                           2,858,212         38,868              82        2,896,998
    Mortgage-backed securities                                       103,564          2,777               -          106,341
                                                                  ----------        -------         -------       ----------
                                                              $   36,350,441        163,858         146,407       36,367,892
                                                                  ==========        =======         =======       ==========

                                                                                   December 31, 1999
                                                             --------------------------------------------------------------
                                                                                     Gross          Gross
                                                                  Amortized       Unrealized      Unrealized        Fair
                                                                    Cost             Gains          Losses          Value
                                                                    ----             -----          ------          -----
    U.S. Treasury and U.S. Government
      agency obligations                                      $   28,373,903              -         774,504       27,599,399
    Equity security                                                  787,230              -           8,426          778,804
    Mortgage-backed securities                                       124,676            567               -          125,243
                                                                  ----------         ------         -------       ----------

                                                              $   29,285,809            567         782,930       28,503,446
                                                                  ==========         ======         =======       ==========

      For the years ended December 31, 2000 and 1999, the Company sold investment securities available for sale for $3,934,030 and $620,858, respectively with the following gross gains and losses recognized:

                                                    2000       1999
                                                    ----       ----
                         Gross gains          $    26,000     68,201
                         Gross losses         $   (13,026)         -

      The amortized cost and fair values of securities available for sale at December 31, 2000, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                   Amortized        Fair
                                                                     Cost          Value
                                                                     ----          -----
              Due within one year                            $    9,450,665      9,397,944
              Due after one year through five years              21,452,945     21,429,612
              Due after five years                                5,343,267      5,433,995
              Mortgage-backed securities                            103,564        106,341
                                                               ------------    -----------

                                                             $   36,350,441     36,367,892
                                                               ============    ===========

      Investment securities with approximate aggregate carrying amounts of $33,065,000 and $21,358,000 at December 31, 2000 and December 31, 1999,
    respectively, were pledged to secure public deposits and securities sold under agreements to repurchase.

                       CCF HOLDING COMPANY AND SUBSIDIARY

(3)  Loans

       Major classifications of loans at December 31, 2000 and 1999 are presented below:

                                                                       2000           1999
                                                                       ----           ----
             Commercial real estate                             $  68,824,883      57,442,687
             Commercial                                            11,553,072       3,922,862
             Real estate - mortgage                                28,026,929      31,927,010
             Real estate - construction                            35,049,197      30,105,725
             Installment and other consumer                        30,590,500      24,938,924
                                                                  -----------    ------------

                 Total loans                                      174,044,581     148,337,208

                 Less:  Unearned fees                                 519,482         546,769
                        Allowance for loan losses                   1,708,172       1,237,022
                                                                  -----------    ------------

                 Total loans, net                               $ 171,816,927     146,553,417
                                                                  ===========    ============

       The Company extends credit to customers throughout its market area, which includes the Georgia counties of Clayton, Henry, and Fayette. Most of the Company's loans are collateralized by real estate in these Georgia counties and a substantial portion of its borrowers' ability to repay such loans is dependent upon the economy in the Company's market area.

       An analysis of the activity in the allowance for loan losses is presented below:

                                                                       2000            1999
                                                                       ----            ----
             Balance at beginning of period                     $   1,237,022         943,149
             Provision for losses on loans                            570,000         340,700
             Loan charge-offs                                        (153,662)        (71,233)
             Loan recoveries                                           54,812          24,406
                                                                    ---------       ---------

             Balance at end of period                           $   1,708,172       1,237,022
                                                                    =========       =========

       As of December 31, 2000 and 1999, the Bank serviced loans for others with approximate outstanding balances of $27,272,000 and $26,984,000, respectively.

(4)  Premises and Equipment

       A summary of premises and equipment at December 31, 2000 and 1999 is as follows:

                                                                       2000            1999
                                                                       ----            ----
             Land                                               $    1,945,037        756,655
             Buildings and improvements                              3,491,643      3,806,946
             Furniture and equipment                                 3,329,761      3,039,631
             Construction in progress                                   10,234         36,314
                                                                   -----------      ---------

                                                                     8,776,675      7,639,546

                 Less: accumulated depreciation                      2,288,588      1,814,179
                                                                     ---------      ---------

                                                                $    6,488,087      5,825,367
                                                                     =========      =========

       Depreciation expense for the years ended December 31, 2000 and 1999 was approximately $569,000 and $482,000, respectively.

                      CCF HOLDING COMPANY AND SUBSIDIARY

(5)  Deposits
       At December 31, 2000, the scheduled maturities of time deposits are as follows:

                        2001                                   $  71,726,789
                        2002                                      36,226,875
                        2003                                       6,058,006
                        2004                                         848,120
                        2005 and thereafter                        6,300,326
                                                               -------------

                                                               $ 121,160,116
                                                               =============

(6)  Income Taxes
       The components of income tax expense are as follows:
                                                                 2000      1999
                                                                 ----      ----

          Current expense                                  $  852,071   546,177
          Deferred benefit                                   (181,259)  (19,862)
                                                              -------   -------

                                                           $  670,812   526,315
                                                              =======   =======

       Income tax expense differs from the "expected" tax amount (computed by applying Federal corporate statutory rates to earnings before income taxes) principally due to state income taxes.

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999, are presented below:

                                                                 2000       1999
                                                                 ----       ----

          Deferred tax assets:
              Allowance for loan losses                     $ 566,466    346,641
              State tax credit carryforwards                   50,175     70,111
              Employee Stock Ownership Plan accrual            99,147     99,147
              Net unrealized losses on investment
                securities available for sale                       -    273,827
              Other                                            14,575     12,024
                                                              -------    -------

                   Total gross deferred tax assets            730,363    801,750
                                                              -------    -------

          Deferred tax liabilities:
              Deferred loan fees                              424,119    458,427
              Net unrealized gains on investment
                securities available for sale                   6,108          -
              Premises and equipment                          163,717    117,089
              Federal Home Loan Bank stock dividends          147,095    147,095
              Other                                            39,280     30,419
                                                              -------    -------

                   Total gross deferred tax liabilities       780,319    753,030
                                                              -------    -------

                   Net deferred tax (liabilities) assets    $ (49,956)    48,720
                                                              =======    =======

                       CCF HOLDING COMPANY AND SUBSIDIARY

(6)  Income Taxes, continued
       At December 31, 2000 and 1999, the Company had state gross receipts tax credit carryforwards of approximately $76,000 and $106,000, respectively, which are available to reduce future state income taxes payable, if any, through 2003.

       Prior to January 1, 1996, the Company was permitted under the Internal Revenue Code (the "Code") a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. The provisions of the Code permitted the Company to deduct from taxable income an allowance for bad debts based on the greater of a percentage of taxable income before such deduction or actual loss experience. Retained earnings at December 31, 2000 include approximately $675,000 for which no deferred Federal income tax liability has been recognized. The amounts represent an allocation of income for bad debt deductions for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the current corporate income tax rate.

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

       The following summarizes commitments as of December 31, 2000 and 1999:

                                                          Approximate
                                                        Contract Amount
                                                        ---------------
                                                         2000      1999
                                                         ----      ----
                                                         (in thousands)

          Financial instruments whose contract
             amounts represent credit risk:
               Commitments to extend credit          $ 37,843    33,894
               Standby letters of credit             $    665       552

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

       The Company has entered into contracts with certain members of management which stipulate a term and annual base salary. The contracts include provisions to terminate the agreements for "just cause" which is defined in the contracts. If such members of management are relieved of their position without just cause, the employee is entitled to a continuation of salary from the termination date through the remaining term of the agreement. Certain of these employment agreements contain a provision stating that in the event of any change in control of the Company which results in involuntary termination of employment within one year, the officer will be paid a lump sum distribution equal to 2.99 times the individual's base compensation.

                       CCF HOLDING COMPANY AND SUBSIDIARY

(8)  Federal Home Loan Bank Advances and Line of Credit
       At December 31, 2000 the Bank had no advances outstanding from the Federal Home Loan Bank (FHLB) of Atlanta. FHLB advances were repaid in 2000 primarily with funds from increases in time deposits.

       Additionally, during 2000 the Company entered into a line of credit with a financial institution totaling $2,500,000 all of which was outstanding as of December 31, 2000. The line accrues interest at prime minus 50 basis points and matures September 30, 2001. The facility is collateralized by the stock of the Bank.

(9)  Preferred Stock
       The Company is authorized to issue 1,000,000 shares of no par value preferred stock. At December 31, 2000 and 1999, there were no shares issued and outstanding. The Board of Directors of the Company is authorized to issue preferred stock and to fix and state voting powers, designations, preferences, or other special rights of such shares and the qualifications, limitations, and restrictions thereof, subject to regulatory approval but without stockholder approval.

(10) Employee Benefit Plans
     (a)  401(k) Profit Sharing Plan
          --------------------------
            The Company has a tax-qualified defined contribution profit sharing plan (the "Plan") for the benefit of its employees. All full-time employees become eligible to participate under the Plan after completing one year of service. Under the Plan, employees may voluntarily elect to defer up to 15% of their compensation, not to exceed applicable limits. Company contributions were $1.00 for each $1.00 of employee contribution up to 5% of the employee's compensation. Such matching contributions begin to vest after the first year at a rate of 20% per year with full vesting after five years. Additionally, the Company may contribute an annual discretionary contribution to the Plan based upon a number of factors, such as the Company's retained earnings, profits, regulatory capital, and employee performance.

            Contributions by the Company to the Plan during the years ended December 31, 2000 and 1999 totaled approximately $68,000 and $59,000, respectively.

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

            At December 31, 2000, 8,910 ESOP shares were allocated to the participating employees. For purposes of computing net earnings per share, the remaining 39,400 unallocated shares are not considered outstanding until they are committed-to-be-released for allocation. The Company recognized the fair market value of the Company's common stock allocated to participating employees as compensation expense. Compensation expense recognized by the Company during the years ended December 31, 2000 and 1999 totaled $98,827 and $142,148, respectively. The fair value of the unallocated shares at December 31, 2000, was approximately $393,000.

     (c)  Stock Option Plan
          -----------------
            In January 1996, the Company approved a stock option plan (the "Option Plan") whereby 144,020 authorized shares are reserved for issuance by the Company upon exercise of stock options granted to officers, directors, and employees of the Company from time to time. Options constitute both incentive stock options and non qualified stock options. Options awarded to officers and directors are exercisable at a rate of 20% annually with the first 20% exercisable on the one-year anniversary of the date of grant. Any shares subject to an award which expires or are terminated unexercised will again be available for issuance. The Option Plan has a term of ten years, unless terminated earlier. The exercise price per share for nonqualified and incentive stock options shall be the price as determined by an option committee, but not less than the fair market value of the common stock on the date of grant.

                       CCF HOLDING COMPANY AND SUBSIDIARY

(10) Employee Benefit Plans, continued
     (c) Stock Option Plan, continued
         ----------------------------
           In December 2000, the Company approved a stock option plan (the "2000 Option Plan") whereby 80,000 shares (either authorized shares or shares purchased in the market) are available to be granted to officers, directors, and employees of the Company from time to time. Options constitute both incentive stock options and non qualified stock options. Terms of the 2000 Option Plan are similar to that of the Option Plan with the exception that options granted are immediately vested and that a minimum of six months must elapse between the date of the grant of an option and the date of the sale of the common stock received through the exercise of the option. At December 31, 2000, there were 92,076 shares available under the Option Plan and the 2000 Option Plan.

         Stock option activity is as follows:

                                                               2000       1999
                                                               ----       ----

              Options outstanding at beginning of period    113,644    117,819
              Options granted                                11,100     10,000
              Options canceled                                    -    (14,175)
                                                            -------   --------

              Options outstanding at end of period          124,744    113,644
                                                            =======   ========

              Options exercisable at end of period           92,055     58,227
                                                            =======   ========

              Weighted-average option prices per share:

              Options granted during the period            $  10.00      16.52
              Options canceled during the period           $      -      12.99
              Options outstanding at end of period         $  11.42      11.56

           The options outstanding at December 31, 2000 had a weighted-average contractual maturity of 6.0 years and exercise prices ranging from $10.00 to $19.82.

           The Company is encouraged, but not required, to compute the fair value of options at the date of grant and to recognize such costs as compensation expense immediately if there is no vesting period, or ratably over the vesting period of the options. The Company has chosen not to adopt these cost recognition principles and accounts for all options under Accounting Principles Board Opinion No. 25 and its related interpretations. No compensation expense has been recognized related to any options granted. Had compensation cost been determined based upon the fair value of the options at the grant dates, the Company's net earnings and net earnings per share would have been reduced to the proforma amounts indicated below:

                                                               2000        1999
                                                               ----        ----

              Net earnings                As reported    $ 1,280,242  1,002,891
                                          Proforma       $ 1,226,365    939,711

              Basic earnings per share    As reported    $      1.37       1.09
                                          Proforma       $      1.31       1.02

              Diluted earnings per share  As reported    $      1.35       1.04
                                          Proforma       $      1.29        .98

           The weighted average fair value of options granted was $2.87 and $3.20 for the years ended December 31, 2000 and 1999, respectively, based on estimates as of the date of grant using the Black Scholes pricing model. The weighted average assumptions used for grants in 2000 and 1999 were as follows: dividend yield of 3.0% and 2.0%, a risk free interest rate of 5.2% and 5.2%, expected volatility of 28% and 21%, respectively, and an expected life of seven years for both years.

     (d) Management Stock Bonus Plan
         ---------------------------
           In January 1996, the Company adopted a Management Stock Bonus Plan (the "MSBP"). Under the terms of the MSBP, a total of 57,608 shares of the Company's common stock is available for the granting of awards during a period of up to ten years. In connection with the adoption of the MSBP, the Company purchased treasury shares in the open market at a total cost of $578,464 to cover the total shares available for grant under the MSBP. Through December 31, 2000, the Company awarded 53,677 of such treasury shares to employees. The market value of the common stock at the date of award is included as a reduction of stockholders' equity in the consolidated balance sheets and is recorded as compensation expense using the straight-line method over the vesting period of the awards. The awards vest pro rata over five years at each anniversary of the award. Compensation expense with respect to the foregoing MSBP awards was $84,546 and $78,629 for the years ended December 31, 2000 and 1999, respectively.

                       CCF HOLDING COMPANY AND SUBSIDIARY

(10) Employee Benefit Plans, continued
     ---------------------------------
     (e) Life Insurance Policies
         -----------------------
           During 1999, the Company adopted a defined contribution post retirement benefit plan to provide retirement benefits to certain of the Company's executive officers and to provide death benefits for the designated beneficiaries. Under this plan, single-premium, split-dollar, whole-life insurance contracts were purchased on certain executive officers. The increase in the cash surrender value of the contracts, less the Bank's cost of funds, constitutes the Company's contribution to the plan each year. In the event the insurance contracts fail to produce positive returns, the Company has no obligations to contribute to the plan. For the years ended December 31, 2000 and 1999, the Company incurred expenses of $21,204 and $5,660, respectively in connection with this plan.

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

                      CCF HOLDING COMPANY AND SUBSIDIARY

(11) Fair Values of Financial Instruments, continued

       The estimated fair value of the Company's financial instruments as of December 31, 2000 and December 31, 1999 are as follows:

                                                                         December 31, 2000       December 31, 1999
                                                                         -----------------       -----------------
                                                                         Carrying     Fair        Carrying    Fair
                                                                          Value       Value         Value     Value
                                                                          -----       -----         -----     -----
                                                                                      (in thousands)
         Assets:
            Cash and cash equivalents                                   $   8,547       8,547      11,332      11,332
            Investment securities available for sale                       36,368      36,368      28,503      28,503
            Loans, net                                                    171,817     172,995     146,553     149,502
            Federal Home Loan Bank stock                                      880         880         655         655
            Cash surrender value of life insurance policies                 1,402       1,402       1,337       1,337

         Liabilities:
            Deposits                                                      208,415     208,447     165,526     165,614
            Securities sold under agreements to repurchase                  1,826       1,826       3,998       3,998
            Federal Home Loan Bank advances                                     -           -      13,100      13,100
            Line of credit                                                  2,500       2,500         900         900

         Off-balance sheet financial instruments:
            Commitments to extend credit                                        -      37,843           -      33,894
            Standby letters of credit                                           -         665           -         552

(12) Related Party Transactions
       Loans are made to officers, directors, and their associates in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal credit risk. The following is a summary of activity during the year ended December 31, 2000 with respect to such aggregate loans to these individuals and their associates:

                       Related party loan balances at beginning of year                         $    2,112,995
                       New loans                                                                     1,137,018
                       Principal repayments                                                           (759,529)
                                                                                                     ---------

                       Related party loan balances at end of year                               $    2,490,484
                                                                                                     =========

       Deposits from related parties totaled approximately $1,309,000 and $1,752,000, at December 31, 2000 and 1999, respectively.

                      CCF HOLDING COMPANY AND SUBSIDIARY

(13) Parent Company Financial Information

       The following represents condensed financial information of the holding company:

                           Condensed Balance Sheets

                          December 31, 2000 and 1999

                                                   Assets
                                                   ------

                                                                                               2000            1999
                                                                                               ----            ----
         Cash                                                                           $      226,593         183,699
         Investment in subsidiary                                                           15,933,283      12,828,276
         Other assets                                                                          103,885         106,385
                                                                                            ----------      ----------

                                                                                        $   16,263,761      13,118,360
                                                                                            ==========      ==========

                                     Liabilities and Stockholders' Equity
                                     ------------------------------------

         Dividends payable                                                              $       74,406          73,334
         Line of credit                                                                      2,500,000         900,000
         Other liabilities                                                                      58,949         162,684
                                                                                            ----------      ----------

                                                                                             2,633,355       1,136,018

         Stockholders' equity                                                               13,630,406      11,982,342
                                                                                            ----------      ----------

                                                                                        $   16,263,761      13,118,360
                                                                                            ==========      ==========

                       Condensed Statements of Earnings

                For the Years Ended December 31, 2000 and 1999

                                                                                               2000            1999
                                                                                               ----            ----
         Dividends from subsidiary                                                      $      450,000          50,000
         Interest income from subsidiary                                                         6,922           5,909
         Gain on sale of investment securities                                                     -            68,201
         Other operating expenses                                                             (394,560)       (299,144)
         Income tax benefit                                                                    132,750          78,500
                                                                                            ----------      ----------

         Earnings (loss) before equity in
             undistributed earnings of subsidiary                                              195,112         (96,534)

         Equity in undistributed earnings of subsidiary                                      1,085,130       1,099,425
                                                                                            ----------      ----------

                   Net earnings                                                         $    1,280,242       1,002,891
                                                                                            ==========      ==========

                      CCF HOLDING COMPANY AND SUBSIDIARY

(13) Parent Company Financial Information, continued


                      Condensed Statements of Cash Flows

                For the Years Ended December 31, 2000 and 1999

                                                                                                2000          1999
                                                                                                ----          ----
       Cash flows from operating activities:
            Net earnings                                                                   $  1,280,242      1,002,891
            Adjustment to reconcile net earnings
             to net cash provided by (used in) operating activities:
                  Equity in undistributed earnings of subsidiary                             (1,085,130)    (1,099,425)
                  Compensation expense related to MSBP                                           84,546         78,629
                  ESOP shares allocated                                                          98,827        142,148
                  Gain on sale of investment security                                             -            (68,201)
                  Decrease (increase) in other assets                                             2,500        (72,049)
                  (Decrease) increase in other liabilities                                     (104,334)         5,138
                                                                                           ------------     ----------

                           Net cash provided by (used in) operating activities                  276,651        (10,869)
                                                                                           ------------     ----------

       Cash flows from investing activities:
            Proceeds from sale of investment security                                             -            132,656
            Capital infusion in subsidiary                                                   (1,500,000)      (750,000)
                                                                                           ------------     ----------
                           Net cash used in investing activities                             (1,500,000)      (617,344)
                                                                                           ------------     ----------

       Cash flows from financing activities:
            Dividends paid                                                                     (297,332)      (351,897)
            Retirement of common stock                                                          (36,425)       (30,694)
            Proceeds from notes payable                                                       1,600,000        900,000
                                                                                           ------------     ----------

                           Net cash provided by financing activities                          1,266,243        517,409
                                                                                           ------------     ----------

       Change in cash and cash equivalents                                                       42,894       (110,804)

       Cash and cash equivalents at beginning of period                                         183,699        294,503
                                                                                           ------------     ----------

       Cash and cash equivalents at end of period                                          $    226,593        183,699
                                                                                           ============     ==========

(14) Regulatory Matters
       Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years' net earnings, and the ratio of equity capital to total assets. At December 31, 2000, the Bank could pay approximately $750,000 in dividends without obtaining prior regulatory approval.

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

       Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2000, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

       As of December 31, 2000, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's capital category.

                      CCF HOLDING COMPANY AND SUBSIDIARY

(14) Regulatory Matters, continued
       The actual capital amounts and ratios at December 31, 2000 and 1999, are presented in the table below:

                                                                                                        To Be Well
                                                                                                     Capitalized Under
                                                                            For Capital              Prompt Corrective
                                                    Actual               Adequacy Purposes           Action Provisions
                                         ---------------------------------------------------------------------------------
                                            Amount          Ratio        Amount        Ratio        Amount         Ratio
                                            ------          -----        ------        -----        ------         -----
         As of December 31, 2000:
         Total capital - risk-based
           (to risk-weighted assets)
           Bank                          $  17,630,000      9.6%       14,719,000      *8.0%      18,398,000       *10.0%
           Consolidated                     15,327,000      8.3%       14,727,000      *8.0%         N/A             N/A
         Tier I capital - risk-based
           (to risk-weighted assets)
           Bank                          $  15,922,000      8.7%        7,359,000      *4.0%      11,039,000        *6.0%
           Consolidated                     13,619,000      7.4%        7,364,000      *4.0%         N/A             N/A
         Tier I capital - leverage
           (to average assets)
           Bank                          $  15,922,000      7.0%        9,140,000      *4.0%      11,425,000        *5.0%
           Consolidated                     13,619,000      6.0%        9,048,000      *4.0%         N/A             N/A

         As of December 31, 1999:
         Total capital - risk-based
           (to risk-weighted assets)
           Bank                          $  14,574,000      9.7%       11,998,000      *8.0%      14,997,000       *10.0%
           Consolidated                  $  13,728,000      9.2%       11,998,000      *8.0%         N/A             N/A
         Tier I capital - risk-based
           (to risk-weighted assets)
           Bank                          $  13,337,000      8.9%        5,999,000      *4.0%       8,998,000        *6.0%
           Consolidated                  $  12,491,000      8.3%        5,999,000      *4.0%         N/A             N/A
         Tier I capital - leverage
           (to average assets)
           Bank                          $  13,337,000      6.8%        7,819,000      *4.0%       9,774,000        *5.0%
           Consolidated                  $  12,491,000      6.4%        7,819,000      *4.0%         N/A             N/A

* more than or equal to

(15) Subsequent Event

       In January 2001, the Board of Directors of the Company elected to accelerate the repayment of the debt associated with the Company's ESOP. The result of the repayment was the recognition of after tax compensation expense totaling approximately $266,000.