Form 10KSB40, Exhibit 13
period 2001-12-31
CCF HOLDING CO
filed 2002-03-27
CIK 943033

                                                                     EXHIBIT 13

                            A TRADITION OF EXCELLENCE

Dear Fellow Stockholder:

The employees, management and directors of CCF Holding Company and its primary subsidiary, Heritage Bank, are very proud to present you with the results of our Company for the fiscal year ending December 31, 2001. We continued to see solid performance in our banking subsidiary, Heritage Bank, during the year. While earnings were somewhat depressed due to the unprecedented eleven Federal Reserve Bank interest rate reductions during the year we were able to improve net income by 11.6% over the prior year. If both of the one-time items that we discuss in detail in the attached report were eliminated net income would have increased by 15.7%.

The primary contributors to the improvement in earnings were the increases in non-interest income of 27.4% and the reduction in the growth rate of non-interest expense to 7.1%, if both one-time items were excluded. These two areas have been a focal point of management over the past twelve months and will continue to be during 2002.

While the Federal Reserve rate reductions worked against our margins, the increase in lending activities and non-interest checking accounts helped to soften the effects. Total net interest income improved 6.6% with net loans outstanding increasing $13.8 million and non-interest checking accounts increasing 50%. The marketing focus for the bank in 2001 was to increase commercial and consumer checking deposits and so far these efforts are paying off. We plan to continue this focus for 2002 in hopes of improving the overall margin once interest rates have stabilized.

The overall condition of the three primary markets that we serve: Clayton, Fayette and Henry counties, is very positive. We continue to see strong home sales, low mortgage rates and strong retail and commercial growth. We will continue to monitor the local economy closely as well as national trends and base our business decisions on what is in the best long-term interest of you, our stockholders, our employees, and our customers.

We have been reporting for several years our concern over the capital level in our banking subsidiary and the restrictions that this capital level has placed on our growth and dividend abilities. We are very happy to report that the Company completed a private placement of floating rate capital securities through our new subsidiary, CCF Capital Trust I, in the amount of $4.0 million. The private placement provided the Company with approximately $3.75 million in net proceeds. This new capital allowed the Company to payoff its short-term borrowings and to infuse additional capital into Heritage Bank. Effective as of the first quarter of 2002, we have now, through earnings retention and this infusion of new capital, returned the Company to a well-capitalized position. We must continue to manage our growth opportunities as well as continue to improve our earnings performance to insure this new capital will meet all of our long-term needs.

We continue to be very active in our local communities where most of us live and work. We hope that each of you that has the opportunity to come into one of our banking centers, meet one of our employees, come in contact with one of the more than 30 public and private schools with which we partner, or simply hears of the positive contribution that we are making in our community, has a sense of pride that your investment has been well placed.

While the bank was founded in 1955, our journey with many of you began just six years ago. It is our hope and goal that you are pleased with the progress we have made, and it is our pledge that we will continue to work diligently to continue the Tradition of Excellence, upon which we were founded.

Very truly yours,

/s/ David B. Turner                                     /s/ Leonard A. Moreland
David B. Turner                                         Leonard A. Moreland
President and CEO                                       President
CCF Holding Company                                     Heritage Bank

                            CCF HOLDING COMPANY

CORPORATE PROFILE AND RELATED INFORMATION

CCF Holding Company (the "Company") is a Bank holding Company incorporated under the laws of the State of Georgia. Heritage Bank (the "Bank") is a Georgia commercial Bank that is a wholly owned subsidiary of the Company. Prior to September 1998, the Company was a savings and loan holding Company and the Bank was a federally chartered savings Bank. The Company was organized in 1995 in connection with the conversion of the Bank from a mutual to stock form of organization (the "Conversion") in July 1995. The Bank, through it predecessors, commenced business in 1955.

The Bank operates five offices within its primary market area in Clayton, Fayette and Henry Counties, Georgia. The market area is part of the Atlanta, Georgia metropolitan statistical area. The Bank is subject to examination and comprehensive regulation by the Georgia Department of Banking and Finance and the Federal Deposit Insurance Corporation ("FDIC") and its deposits are federally insured by the Savings Association Insurance Fund ("SAIF") of the FDIC. The Bank is a member of, and owns capital stock in, the Federal Home Loan Bank ("FHLB") of Atlanta, which is one of the 12 regional Banks in the FHLB System. The Company also is subject to state of Georgia and federal regulation.

The Bank attracts deposits from the general public and uses such deposits primarily to invest in and originate commercial, residential and consumer loans and, to a lesser extent, to invest in investment securities. The principal sources of funds for the Bank's lending activities are deposits, FHLB borrowings, borrowings from correspondent Banks and the amortization, repayment, and maturity of loans and investment securities. Principal sources of income are interest on loans and investment securities and fees paid to the Bank for its services. The Bank's principal expenses are interest paid on deposits and, to a lesser degree its personnel related expenses.

STOCK MARKET INFORMATION

Since its issuance in July 1995, the Company's common stock ("Common Stock") has been traded on the Nasdaq SmallCap Market under the trading symbol of "CCFH." The following table reflects high and low prices paid in actual transactions, as reported by the Nasdaq SmallCap Market, as well as dividend information. The quotations reflect inter-dealer prices, and may not include retail mark-up, mark-down, or commission.

                                                                 Dividends         Dividends
         Period                        High          Low          Declared           Paid
--------------------------          ---------     ----------    ------------     -------------
2000      1st Quarter              $  15.25      $   11.50     $     .08        $     .08
2000      2nd Quarter                 13.13          11.50           .08              .08
2000      3rd Quarter                 12.38           8.84           .08              .08
2000      4th Quarter                 10.88           8.50           .08              .08

2001      1st Quarter                 12.56          10.75           .00              .08
2001      2nd Quarter                 14.49          11.75           .00              .00
2001      3rd Quarter                 16.96          14.26           .00              .00
2001      4th Quarter                 22.00          15.65           .00              .00

The number of stockholders of record as of December 31, 2001, was approximately 400, inclusive of the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 31, 2001 there were 979,206 shares outstanding. The Company's ability to pay dividends to stockholders is primarily dependent upon the dividends it receives from the Bank and to a lesser extent the amount of cash on hand. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion (up to $6.6 million), or (2) the regulatory capital requirements. As of December 21, 2000, the Company decided to suspend cash dividends in order to maintain capital levels and support future growth.

On February 1, 2002, the Company completed the sale, through its subsidiary, CCF Capital Trust I, of $4,000,000 of floating rate capital securities (the "Capital Securities") with a maturity date of March 31, 2032 and a liquidation value of $50,000 per Capital Security. Interest on the Capital Securities is to be paid on the last business day of each March, June, September, and December. It is anticipated that the Bank will pay dividends to the Company for the purpose of funding the Company's payment obligations with respect to the outstanding junior subordinated debentures and the related Capital Securities. Pursuant to the terms of the debentures and the Capital Securities, the Company has the right to defer the quarterly interest payments under the debentures issued in the transaction and the Capital Securities for up to 20 consecutive quarterly periods. However, during any period in which the Company defers interest payments on the debentures, the Company may not pay a divided or make any other payment or distribution on its common stock.

                      SELECTED FINANCIAL AND OTHER DATA
                      ---------------------------------

         The selected financial and operating data set forth below should be read in conjunction with the consolidated financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report. The following selected financial data concerning the Company for and as of the end of each of the years in the five year period ended December 31, 2001, are derived from the audited consolidated financial statements of the Company. The selected financial and operating data is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, included elsewhere in this report. The audited consolidated financial statements of the Company as of December 31, 2001 and 2000 and for each of the years in the three year period ended December 31, 2001, and the report of Porter Keadle Moore, LLP thereon, are included elsewhere in this report.

Financial Condition
(Dollars in Thousands)                                            Year Ended December 31,
                                        --------------------------------------------------------------------------
                                            2001           2000           1999           1998           1997
                                            ----           ----           ----           ----           ----
Total Amount of:

       Assets                             $247,800        $228,381       $196,782       $169,782        $124,956

       Loans receivable, net               185,656         171,817        146,553        121,827          97,541

       Investment securities                37,358          36,368         28,503         29,457          11,560

       Deposits                            217,254         208,415        165,526        154,977          91,201

       FHLB advances                         8,000               -         13,100              -          18,510

       Liabilities                         231,987         214,750        184,800        158,234         113,436

       Stockholders' equity                 15,813          13,630         11,982         11,626          11,519

Other Data:

       Net income                           $1,429          $1,280         $1,003           $619            $137

       Average assets                      242,490         214,866        185,376        152,652          99,675

       Average equity                       14,742          12,644         12,186         10,499          11,934

       Full service offices                      5               5              5              5               5

Summary of Operations
(Dollars in Thousands)                                  Year Ended December 31,
                                   ----------------------------------------------------------------------
                                       2001         2000           1999          1998            1997
                                       ----         ----           ----          ----            ----
Total interest income                 $18,832       $18,458        $14,671       $12,437         $8,090

Total interest expense                  9,748         9,935          7,501         6,800          3,921
                                      -------       -------        -------      --------         ------

     Net interest income                9,084         8,523          7,170         5,637          4,169

Provision for loan losses                 662           570            341           275            126
                                      -------       -------        -------      --------         ------

     Net interest income after          8,422         7,953          6,829         5,362          4,043
     provision for loan losses

Other income                            1,549           892            843           968            909

Other expenses                          7,879         6,894          6,143         5,380          4,743
                                      -------       -------        -------      --------         ------

Earnings before income taxes            2,092         1,951          1,529           950            206

Income tax expense                        663           671            526           331             69
                                       ------        ------         ------      --------         ------

Net earnings                           $1,429        $1,280         $1,003          $619           $137
                                       ======        ======         ======          ====           ====

KEY OPERATING RATIOS

                                                                     Year Ended December 31,
                                                      ---------------------------------------------------------
Performance ratios:                                      2001        2000        1999        1998        1997
                                                         ----        ----        ----        ----        ----

Return on average assets (net earnings divided by
    average total assets)                                0.59%      0.60%        0.54%      0.40%       0.14%

Return on average equity (net earnings divided by
    average equity)                                      9.70%      10.13%       8.23%      5.92%       1.14%

Average interest  earning assets to average interest
    bearing liabilities                                108.41%     106.00%      108.08%    107.14%     112.88%

Net interest rate spread                                 3.65%      3.99%        3.79%      3.61%       3.87%

Net yield on average interest-earnings assets            4.01%      4.29%        4.14%      3.95%       4.41%

Net  interest   income  after  provision  for loan
losses to total other expenses                          106.89%    123.63%      111.17%    99.68%      74.97%

Basic earnings per share                                 $1.46      $1.37        $1.09      $0.67       $0.15

Diluted earnings per share                               $1.43      $1.35        $1.04      $0.64       $0.14

Dividend payout /(1)/                                     0%       23.07%       30.77%     100.00%     305.88%

Capital Ratios

Book value per share                                    $16.14     $13.87       $12.22      $12.98      $11.65

Average equity to average total assets                   6.08%     5.88%        6.57%       6.87%       11.97%

Equity-to-assets (End of Period)                         6.38%     5.97%        6.09%       6.84%       9.22%

Asset Quality Ratios

Non-performing loans to total loans, net                 0.03%     0.05%        0.19%       0.09%       0.38%

Non-performing loans to total assets                     0.02%     0.04%        0.15%       0.07%       0.29%

Allowance for loan losses to non-performing loans        3,770%   1,837%        422%        866%         183%

______________________________
/(1)/  Dividends declared per share divided by net earnings per diluted share.

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                           RESULTS OF OPERATIONS

GENERAL

CCF Holding Company (the "Company") may from time to time make written or oral "forward-looking statements", including statements contained in the Company's filings with the Securities and Exchange Commission, in its reports to stockholders and in other communications by the Company, which are made in good faith by the Company pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations, estimates and intentions, that are subject to change based on various important factors (some of which are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rate and market and monetary fluctuations; the adequacy of the Company's loan loss reserve; the timely development of and acceptance of new products and services of the Company and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services; the willingness of potential customers to substitute competitors' products and services for the Company's products and services; the success of the Company in gaining regulatory approval of its products and services, when required; the impact of changes in financial services' laws and regulations (including laws concerning taxes, Banking, securities and insurance); technological changes; changes in consumers spending and saving habits; and the success of the Company at managing the risks involved in the foregoing.

The Company cautions that these important factors are not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

This discussion and analysis is intended to assist the reader in understanding the financial condition and results of the Company. This document should be read in conjunction with the financial statements and related notes included elsewhere in this Report.

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

RECENT DEVELOPMENTS

On February 1, 2002, the Company completed the sale, through its subsidiary, CCF Capital Trust I, of $4,000,000 of Capital Securities with a maturity date of March 31, 2032 and a liquidation value of $50,000 per Capital Security. Interest on the Capital Securities is to be paid on the last business day of each March, June, September, and December. The interest rate is reset quarterly at a rate equal to the prime rate of interest as announced in the Money Rates section of the Eastern Edition of The Wall Street Journal plus 75 basis points. For the quarter ended March 31, 2002, the interest rate is 5.50%. The Company used the proceeds from this offering to reduce its debt and for general corporate purposes, including providing capital to the Bank. The securities issued have a 30-year maturity and may be called at par on any interest payment date after the first five years, at the Company's option.

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

Regulatory Capital. After the conversion of the Bank from mutual to stock and
------------------
the formation of the Company, the Company was confronted with issues new to its operating strategies, specifically the managing of the excess capital in a manner that would increase stockholder value while at the same time provide sufficient capital levels to meet or exceed regulatory guidelines. In 1996 and 1997, the Company repurchased more than 30% of its then outstanding shares, most at less than book value. In addition, the Company increased its dividend payout ratio as another means of excess capital management.

As growth significantly outpaced management's projections, during the conversion of the Bank from a savings and loan association to a commercial bank and the expansion into two new markets, the Company and the Bank changed the excess capital management plan to capital shortfall management. In 1999, the Company established a $2.5 million borrowing facility with a correspondent Bank for the purpose of infusing capital into the Bank. This was done to maintain the minimum capital levels for a well-capitalized institution. As of December 31, 2001, the Company had drawn $2.5 million on this borrowing facility. The Company and the Bank continue to manage their respective capital positions in order to support healthy growth. The Bank ended the year 2001 with a total capital to risk weighted assets ratio of 10.4%. Capital levels at December 31, 2001, are considered well capitalized by regulatory standards.

Subsequent to December 31, 2001, CCF through private placement of the Capital Securities issued by its subsidiary CCF Capital Trust I, a Delaware business trust, raised gross proceeds of $4 million, or net proceeds of $3.75 million. The securities issued are considered tier 1 capital for regulatory capital purposes and it is reported as a long term debt obligation of the Company reflecting the issuance of subordinated debentures by the Company to CCF Capital Trust I in a like principal amount. The proceeds from the sale of the Capital Securities were used to retire the previously mentioned $2.5 million of short-term debt and to infuse $900,000 of additional capital into Heritage Bank. The remainder of the proceeds will be maintained in cash for future needs.

Reduction of Interest Rate Risk. The Bank manages its interest rate risk
-------------------------------
through the origination of adjustable-rate loans when market conditions permit. The emphasis in the loan portfolio production continues to be to increase the volume of loans that reprice at least annually, in order to better match the repricing of the Bank's liabilities.

Asset Quality. The Bank continues to seek to maintain its asset quality through
-------------
detailed underwriting and thorough analysis of loan requests. The Bank analyzes each loan request from both a credit and a collateral approach. The credit analysis is performed first and if the request meets the credit guidelines of the Bank, the loan is then underwritten to the Bank's collateral guidelines. The degree of credit analysis performed is based both on the size of the request and the risk exposure. The loan portfolio is constantly reviewed and evaluated to measure the quality of the portfolio and to try and anticipate future problems. If a loan reaches 90 consecutive days without payment in full of all scheduled payments, the Bank places the loan in a non-accrual or non-performing status. At December 31, 2001, the Bank's ratio of non-performing loans to total loans was 0.03% and to total assets was 0.02%. This compares to 0.05% and 0.04%, respectively at December 31, 2000.

Product and Customer Base. The Bank increased the size of its loan portfolio by
-------------------------
approximately $14 million, from $172 million at December 31, 2000 to $186 million at December 31, 2001. The increase is attributed to a growth in commercial real estate lending of 19%, construction lending of 46%, and commercial loans of 15%, partially offset by a reduction in consumer lending primarily through indirect lending activities of 14% and a reduction in residential mortgage loans outstanding of $14 million, or 51%, due primarily to a one time sale of $9.0 million in National Average Contract Rate adjustable rate loans. The Bank's deposits increased by 4.3% from $208 million at December 31, 2000, to $217 million at December 31, 2001. This growth in deposits was used to partially fund the loan growth. In addition, the Bank had FHLB borrowings outstanding as of December 31, 2001 of $8 million. It is expected that 2002 loan growth will continue to be steady in the Bank's primary trade areas as long as long-term borrowing rates remain steady. The Bank will seek to continue to expand its customer base through advertising, direct mail and one on one personal visits with prospective customers.

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

ASSET AND LIABILITY MANAGEMENT

Interest Rate Sensitivity. The ability to maximize net interest income is
-------------------------
largely dependent on achieving a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. The Bank, like many other financial institutions, is subject to interest rate risk resulting from the difference in the maturity of interest-bearing liabilities (including deposits) and interest-earning assets (including loans) and the volatility of interest rates. Because time deposit accounts, given their longer terms to maturity, react more slowly to market interest rate movements than do many types of loans in the Bank's portfolio, decreases in interest rates may have an adverse effect on the Bank's earnings. The Bank reduces this exposure by diversifying its deposit portfolio to include more deposits at primarily variable rates such as NOW and Money Market accounts.

The Bank's net interest rate spread was 3.65% for the year ended December 31, 2001, and 3.99% for the year ended December 31, 2000. The results of the Company's cumulative interest sensitivity gap analysis indicate that a fluctuation in interest rates would have only a slight impact on the Bank's net interest rate spread and earnings, as the ratio of interest sensitive assets to interest sensitive liabilities in the one year time frame approximates one. The Bank is asset sensitive over the short term which will cause earnings to be higher during rate increases and lower during decreases. However, over a twelve-month period net interest income should be minimally affected. In 2001, the Bank experienced an unprecedented eleven Federal Reserve interest rate reductions for a total of 475 basis points. The reductions were so rapid and numerous that the Bank's net interest income declined due to the asset sensitivity outpacing liability repricing. The rapid reductions did not allow the Bank to fully recover before the next reduction. It is expected that approximately six months must pass before all rate reductions can be fully adjusted through both the asset and liability pricing. In addition, the interest rate reductions in the fourth quarter of 2001 brought short-term rates to such a low level that it was not possible to fully offset the reductions in the liability pricing structure without threatening disintermediation of time deposits. Furthermore, transaction account rates were already at such low levels downward adjustments could not be fully implemented.

The Bank attempts to manage the interest rates it pays on deposits while maintaining a stable deposit base and providing quality services to its customers. The Bank has continued to rely primarily on deposits to fund its loan growth. To the extent the Bank is unable to invest these funds in loans originated in the Bank's market area, it will continue to purchase municipal securities and other high quality investment securities.

In an effort to manage interest rate risk and provide the Bank with some protection from the negative effect of changes in interest rates, the Bank has instituted certain asset and liability management measures, including the following: 1) reduce the maturities or terms of its loans and other assets to reprice interest-earning assets by emphasizing the origination of adjustable rate loans and the purchase of relatively short-term interest-earning investments and mortgage-backed securities; 2) lengthen the maturities of interest-bearing liabilities by encouraging depositors to invest in longer term deposit products offered by the Bank; 3) increase the amount of less rate-sensitive deposits by actively seeking demand deposit accounts; and 4) encourage long-term depositors to maintain their accounts with the Bank through expanded customer products and services.

Average Balance Sheets. The following table sets forth certain information
----------------------
relating to the Company's average balance sheets and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

                                                                                Year Ended December 31,
                                                               ----------------------------------------
                                                              2001                                    2000
                                                   -----------------------------------      -----------------------------------
                                                                  Interest                                Interest
                                                  Average          Income                   Average        Income
                                                 Balance/(1)/    (Expense)      Yield      Balance/(1)/   (Expense)     Yield
                                                 ----------       ---------     ------      -----------   ---------     -----
                                                                             (Dollars in Thousands)

Assets

Interest-earning assets:

   Loans /(2)/ interest and fees                   $181,299         $16,503       9.10%        $162,248    $16,155        9.96%
   Investment securities                             31,357           1,786       5.70%          30,278      1,853        6.12%
   FHLB Stock                                           867              59       6.81%             851         67        7.87%
   Interest-earning deposits in other
       financial institutions and federal
       funds sold                                    12,876             484       3.76%           5,320        383        7.20%
                                                   --------         -------                    --------    -------
    Total interest-earning assets                   226,399          18,832       8.32%         198,697     18,458        9.29%
  Other noninterest-earning assets                   16,091                                      16,169
                                                   --------                                    --------
    Total assets                                   $242,490                                    $214,866
                                                   ========                                    ========

Liabilities and stockholders' equity:

Interest-bearing liabilities:
   Demand deposits                                  $71,938           1,907      2.65%           60,967      2,530        4.15%
   Regular savings                                    6,214              87      1.40%            7,057        159        2.25%
   Time deposits                                    124,715           7,482      6.00%          110,477      6,740        6.10%
   FHLB advances                                        771              18      2.33%            3,786        238        6.29%
   Note payable                                       2,500             185      7.40%            1,500        137        9.13%
   Securities sold under agreements to
       repurchase                                     2,692              69      2.56%            3,658        131        3.58%
                                                   --------           -----                    --------      -----
    Total interest-bearing liabilities              208,830           9,748      4.67%          187,445      9,935        5.30%
Non-interest bearing deposits                        16,520                                      13,580
Other noninterest bearing liabilities                 2,378                                       1,197

Stockholders' equity                                 14,742                                      12,644
                                                   --------                                    --------
    Total liabilities and stockholders'
       equity                                      $242,490                                    $214,866
                                                   ========                                    ========
Excess of interest-earning assets
     over interest-bearing liabilities              $17,569                                     $11,252
                                                   ========                                     =======
Ratio of interest-earning assets
     to interest bearing liabilities                 108.41%                                     106.00%
Net interest income                                                  $9,084                                 $8,523
                                                                     ======                                 ======
Net interest spread /(3)/                                                        3.65%                                    3.99%
                                                                                 =====                                    =====
Net yield on average interest-earning
     assets /(4)/                                                                4.01%                                    4.29%
                                                                                 =====                                    =====

___________________________________
/(1)/    Average balances are derived from average daily balances.
/(2)/    Average balances include nonaccrual loans.
/(3)/ Net interest spread represents the difference between the average yield on interest-earnings assets and the average cost of interest-bearing liabilities.
/(4)/ Net yield on average interest earning assets represents net interest income as a percentage of average interest earning assets.

Rate/Volume Analysis. The following table describes the extent to which changes
--------------------
in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided as to changes in volume (change in volume multiplied by old rate) and changes in rates (change in rate multiplied by old volume). The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

                                                            Year Ended December 31,               Year Ended December 31,
                                                             2001 compared to 2000                 2000 compared to 1999
                                                             ---------------------                ----------------------

                                                                                  Changes due to

                                                                         -----------------------------------

                                                  Volume     Rate/Yield     Total         Volume     Rate/Yield     Total
                                                  ------     ----------     -----         ------     ----------     -----
Interest income:                                                           (Dollars in Thousands)

     Loans                                        $1,734        $(1,386)     $348         $2,906          $799      $3,705
     Investment securities                            61           (128)      (67)           (31)          184         153
     FHLB stock                                        1             (9)       (8)            14             4          18
     Interest-earning deposits in other
        financial institutions                       284           (183)      101           (236)          147         (89)
                                                    ----         ------     ------        -------         ----      ------

          Total interest income                   $2,080        $(1,706)     $374         $2,653        $1,134      $3,787
                                                  ======        ========     ====         ======        ======      ======

Interest expense:

     Demand deposits                                $291          $(914)    $(623)         $185           $339        $524
     Regular savings                                 (12)           (60)      (72)          (27)             0         (27)
     Time deposits                                   854           (112)      742         1,185            491       1,676
     FHLB advances                                   (70)          (150)     (220)           69              6          75
     Notes payable                                    74            (26)       48           137              0         137
     Securities sold under agreements to
         repurchase                                  (25)           (37)      (62)           68            (19)         49
                                                    -----         ------     -----      -------          ------     ------

          Total interest expense                   1,112         (1,299)     (187)        1,617            817       2,434
                                                   -----         -------     -----      -------          ------     ------
          Net interest income                       $968          $(407)     $561        $1,036           $317      $1,353
                                                    ====          ======     ====        ======           ====      ======

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2001 AND DECEMBER 31, 2000

Total assets increased $19.4 million, or 8.50%, to $247.8 million in fiscal 2001 compared to $228.4 million in fiscal 2000, with growth primarily in lending activities, funded by increased deposits. The Company used borrowings of $2.5 million from a correspondent Bank to support capital needs of the Bank and the related growth of the assets. Stockholders' equity increased by approximately $2.2 million, or 16.0%, to $15.81 million at December 31, 2001, from $13.63 million at December 31, 2000. The increase was attributable to net income of approximately $1.4 million and an increase of net unrealized holding gains on investment and mortgage backed securities available for sale of approximately $239,000. The Company carries at fair value its securities available for sale, with unrealized gains and losses, net of income tax effects, recorded as a separate component of stockholders' equity in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115. Because the Company's portfolio of securities is classified as available for sale, volatility in the fair value of such securities could continue during periods of changing market interest rates. Other items contributing to the change included the acceleration of the Employee Stock Ownership Plan ("ESOP") and Management Stock Bonus Plan ("MSBP"), which eliminated the contra-capital accounts carried to reflect the future liability of these plans. The respective amounts in 2000 were $324,000 and $153,144.

COMPARISON OF OPERATING RESULTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

Net Income. The Company's net income increased by $149,000, or 11.64%, to $1.43
----------
million in 2001 from $1.28 million in 2000. The increase was primarily due to the 6.6% increase in net interest income from $8.52 million in 2000 to $9.08 million in 2001. This increase in net interest income was offset by a 14.29% increase in other expenses to $7.88 million in 2001 from $6.90 million in 2000. The net interest income increase is primarily due to the increased lending activities which was tempered by the decreased margins previously discussed. The increase in other expenses includes a one-time charge of $492,450 associated with the acceleration of the Company's ESOP and MSBP.

Net Interest Income. Net interest income (before provision for loan losses)
-------------------
increased $561,000, or 6.6%, to $9.08 million in 2001 from $8.52 million in 2000. This increase was primarily due to an increase in interest and fee income on loans of $348,000. Interest expense on deposits, FHLB advances and other correspondent borrowings decreased $187,000 in 2001 from the prior year. The increases in loans were primarily in commercial and residential construction loans. Commercial loans, including commercial real estate loans, increased approximately $14.9 million, or 18.6%, and construction and acquisition and developments ("A&D") loans increased approximately $16.3 million, or 46.5%. This was partially offset by a decrease in consumer loans of $2.9 million, or 8.6%, due primarily to scaling back of the indirect lending function, and a reduction in mortgage loans outstanding of $14.2 million, or 56.3%, due primarily to a sale of $9.0 million of loans in the secondary market combined with reductions seen with normal refinance activities in a declining interest rate environment.

Provision For Loan Losses. The Bank increased the provision for loan losses
-------------------------

from $570,000 at December 31, 2000 to $662,000 at December 31, 2001. The
increase was due to management's assessment of the risk inherent in the portfolio and the assessment of the risk relative to the changes in the size of the portfolio. The Bank's allowance for loan losses increased from $1.7 million at December 31, 2000, to $2.1 million at December 31, 2001. The reserve as a percentage of total outstanding loans was at 1.14% at year-end 2001, as compared to 0.98% at year-end 2002. The Bank periodically evaluates the adequacy of the allowance for loan losses based on a review of all significant loans, with particular emphasis on impaired, non-performing, past due and other loans that management believes require special attention. The Bank also utilized an independent loan review process in assessing the overall adequacy of the allowance for loan losses. Management believes that its allowance for loan losses is adequate. Management will continue to monitor and adjust the allowance as necessary in future periods based on growth in the loan portfolio, loss experience, condition of borrowers, and continued monitoring of local economic conditions, as well as, any other external factors. If the size of the loan portfolio continues to increase and the relative proportion in that portfolio of commercial and construction loans increases, it is expected that the provision for loan losses will increase in order to maintain the allowance for loan losses at an adequate level.

The following table sets forth the allocation of the allowance for loan losses by loan category and the percent of loans in each loan category to total loans for the periods indicated.

                                                   At December 31, 2001                    At December 31, 2000
                                                   -----------------------                 --------------------
                                                                Percent of                            Percent of
                                                               Loans in each                         Loans in each
                                               Allocated        Category to          Allocated        Category to
                                              Allowance         Total Loans         Allowance         Total Loans
                                              ---------        ------------         ---------         -----------
                                                           (Dollars in Thousands)
Balance at end of period applicable to:
Permanent residential mortgage                      $24            5.83%                 $ 0             16.10%
Construction A & D                                1,139           25.07%                 771             20.14%
Commercial and commercial real estate               820           52.60%                 606             46.18%
Consumer and other                                  166           16.50%                 331             17.58%
                                               --------         --------              ------           --------
Total                                            $2,149          100.00%              $1,708            100.00%

Other Income. Other income increased by $658,000, or 73.7%, to $1.55 million in
------------
2001 from $892,000 in 2000. The major component of the increase was a one-time gain in 2001 realized from the insurance proceeds resulting from the fire loss at the Bank's Forest Park office of $413,000. In addition, the increase was due to an increase of $144,000 in service charge income on deposit accounts. Other operating income increased $66,000 from $288,000 in 2000, to $354,000 in 2001. This was due primarily to an increase in income from investment services of $58,000.

Other Expenses. Other expenses increased to $7.9 million during 2001 from $6.9
--------------
million during 2000, representing an approximate 14.3% increase. Included in this increase is an increase of $802,000 in salaries and benefits, including $492,000 associated with acceleration of the Company's ESOP and MSBP benefits plans. The remainder, approximately $300,000, is associated with additions in the Bank's deposit and loan production areas. The remainder of the increases in other expenses was associated with increased occupancy expenses and advertising expense. Occupancy expenses have increased due to the opening of the Bank's new Towne Center location in Fayette County, Georgia and renovation expense associated with the Bank's Forest Park office, which was destroyed by fire in June 2000. Other areas with increases include FDIC insurance assessments as the Bank was adequately capitalized most of the year and mortgage servicing asset amortization on the $9.0 million in loans sold service released in 2001. Advertising expense has increased as the Bank strives to increase community awareness of its new commercial services.

Income Tax Expense. Income tax expense as a percent of income before taxes
------------------
decreased to 31.7% in 2001 from 34.3% in 2000. This reduction is due primarily to increased volumes in tax-free investments.

Liquidity. The Bank is required to maintain minimum levels of liquid assets as
---------
defined by the State of Georgia and FDIC regulations. The Bank's short-term liquidity at December 31, 2001, was 12.57%, which was below the Bank's goal of 15%. The Bank continues to search for deposits and other means of meeting its loan demand. The Bank adjusts its liquidity level as appropriate to meet its asset/liability objectives. The primary sources of funds are deposits, amortization and prepayments of loans and mortgage-backed securities, maturity of investments, and funds provided from operations. As an alternative to supplement liquidity needs, the Bank has the ability to borrow from the FHLB and other correspondent Banks. These commitments totaled $15 million at December 31, 2001 with $8.0 million in outstanding balances. At December 31, 2001, the Company had $2.5 million drawn on its line of credit with Columbus Bank and Trust. The Company used the proceeds of this line to provide capital to the Bank. Scheduled loan amortization and maturing investment securities are a relatively predictable source of funds, however, deposit flow and loan prepayments are greatly influenced by, among other things, market interest rates, economic conditions, and competition. The Bank's liquidity, represented by cash, cash equivalents, and securities available for sale, is a product of its operating, investing, and financing activities.

Impact of Inflation and Changing Prices. The financial statements and related
---------------------------------------
data have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without consideration for changes in the relative purchasing power of money over time caused by inflation.

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

Other Important Events. The Bank completed construction of its second branch
----------------------
location in Fayette County, Georgia in November 2001. This location, Towne Center, is an out parcel of a major retail shopping center located in an area of residential housing and retail shopping. The Bank closed its Morrow office effective July 2001. The inability to grow deposits and income in the Morrow office location was the primary factor in this decision. The existing deposits of the Morrow office have been consolidated into the Forest Park and Jonesboro branches in Clayton County. The Bank is expected to begin construction on its second branch location in Henry County, Georgia during the third quarter of 2002. This location is west of McDonough, Georgia on State Highways 20 and 81.

In February 2001, the Company accelerated the principal payments associated with its internally leveraged ESOP and MSBP. The Company recorded a one time pretax charge against first quarter 2001 earnings of approximately $492,000 in connection with this transaction. The decision to accelerate the payments at this time was based on what the Company's Board of Directors viewed as an opportunity to take advantage of a time period when the Company's stock was trading at or below peer and historical values. Prior to the acceleration, the compensation expense recognized by the Company each period was directly tied to the price of the Company's stock. The acceleration of payments to the plans does not alter the vesting periods of the plans' participants, but does allow the Company to lock in the expense at the period's comparatively low stock price, rather than at a level tied to the future price of the stock over the remaining life of the plan. While it is impossible to foresee the exact impact this payment will have on the compensation expense of the Company, the Company believes that this change will be beneficial.

In December 2001, the Company settled with the insurance provider resulting in the pretax gain amount of $413,000 related to the property loss due to fire at the Forest Park office. The Company renovated an existing building and constructed a drive-thru facility on the same site during the third quarter of 2001.

Subsequent Event. The Company, through it's newly formed subsidiary CCF Capital
----------------
Trust I, issued $4.0 million of 30- year maturity five-year callable Capital Securities on February 1, 2002. These securities are backed by long-term subordinated debentures of the Company and pay at a rate of prime plus 0.75% adjusted quarterly. The Company received $4 million in gross proceeds and $3.75 million in net proceeds from this transaction. The Company used $2.5 million of the proceeds to payoff its short-term debt and infused $900,000 into the Bank.

                    [Letterhead of Porter Keadle Moore, LLP]

             REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
CCF Holding Company

We have audited the accompanying consolidated balance sheets of CCF Holding Company and subsidiary as of December 31, 2001 and 2000 and the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CCF Holding Company and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                                                  /s/ Porter Keadle Moore. LLP

Atlanta, Georgia
February 8, 2002

                        Certified Public Accountants
-----------------------------------------------------------------------------
Suite 1800 . 235 Peachtree Street . NE Atlanta, Georgia 30303 .
Phone 404-588-4200 . Fax 404-588-4222 . www.pkm.com

                       CCF HOLDING COMPANY AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000

                                   Assets
                                   ------
                                                                     2001         2000
                                                                     ----         ----
Cash and due from banks, including reserve
   requirements of $1,757,000 and $940,000                      $  6,526,611    5,767,546
Interest-bearing deposits in other financial institutions            262,282    1,159,874
Federal funds sold                                                 5,210,000    1,620,000
                                                                ------------  -----------

                  Cash and cash equivalents                       11,998,893    8,547,420

Investment securities available for sale                          37,357,827   36,367,892
Loans, net                                                       185,655,858  171,816,927
Premises and equipment, net                                        7,517,211    6,488,087
Federal Home Loan Bank stock, at cost                                880,000      880,000
Accrued interest receivable                                        1,374,672    1,708,866
Cash surrender value of life insurance                             1,475,608    1,402,248
Other assets                                                       1,540,415    1,169,307
                                                                ------------  -----------

                                                                $247,800,484  228,380,747
                                                                ============  ===========
                       Liabilities and Stockholders' Equity
                       ------------------------------------

Deposits:
   Noninterest-bearing demand deposits                          $ 18,085,791   12,038,329
   Interest-bearing demand deposits                               73,860,275   69,135,925
   Savings accounts                                                6,462,333    6,080,705
   Time deposits less than $100,000                               91,407,010   94,040,844
   Time deposits greater than $100,000                            27,438,706   27,119,272
                                                                ------------  -----------

                Total deposits                                   217,254,115  208,415,075

   Securities sold under agreements to repurchase                  2,415,542    1,826,488
   Federal Home Loan Bank advances                                 8,000,000         -
   Line of credit borrowings                                       2,500,000    2,500,000
   Other liabilities                                               1,817,630    2,008,778
                                                                ------------  -----------

                Total liabilities                                231,987,287  214,750,341
                                                                ------------  -----------
Commitments
Stockholders' equity:
   Preferred stock, no par value; 1,000,000 shares
      authorized; none issued and outstanding                           -            -
   Common stock, $.10 par value, 4,000,000 shares
      authorized; 979,206 issued and outstanding
      in 2001; 985,178 shares issued and 981,563
      outstanding in 2000                                             97,920       98,518
   Additional paid-in capital                                      9,094,026    9,091,543
   Retained earnings                                               6,371,172    4,941,877
   Unearned ESOP shares                                                 -        (324,000)
   Unearned compensation                                                -        (153,144)
   Treasury stock, at cost; 3,615 shares in 2000                        -         (35,731)
   Accumulated other comprehensive income                            250,079       11,343
                                                                ------------  -----------

                Total stockholders' equity                        15,813,197   13,630,406
                                                                ------------  -----------

                                                                $247,800,484  228,380,747
                                                                ============  ===========

     See accompanying notes to consolidated financial statements.

                       CCF HOLDING COMPANY AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF EARNINGS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                          2001            2000
                                                                          ----            ----
Interest and dividend income:
    Interest and fees on loans                                         $16,502,943     16,154,636
    Interest bearing deposits in other financial institutions              253,740         56,296
    Interest on federal funds sold                                         289,362        327,064
    Interest and dividends on taxable investment securities              1,615,891      1,855,057
    Interest on nontaxable investment securities                           170,004         64,652
                                                                        ----------      ---------

        Total interest income                                           18,831,940     18,457,705
                                                                        ----------      ---------
Interest expense:
    Deposit accounts                                                     9,497,179      9,429,026
    Other borrowings                                                       250,606        505,862
                                                                        ----------      ---------
        Total interest expense                                           9,747,785      9,934,888
                                                                        ----------      ---------
        Net interest income                                              9,084,155      8,522,817

Provision for loan losses                                                  662,451        570,000
                                                                        ----------      ---------
        Net interest income after provision for loan losses              8,421,704      7,952,817
                                                                        ----------      ---------
Other operating income:
    Service charges on deposit accounts                                    734,997        590,761
    Net gain on sale of investment securities                               47,297         12,974
    Gain on disposal of fixed assets                                       413,145          7,244
    Other                                                                  354,049        281,013
                                                                        ----------      ---------
        Total other operating income                                     1,549,488        891,992
                                                                        ----------      ---------
Other operating expenses:
    Salaries and employee benefits                                       4,653,286      3,851,452
    Occupancy                                                            1,518,882      1,421,036
    Other                                                                1,706,572      1,621,267
                                                                        ----------      ---------
        Total other operating expenses                                   7,878,740      6,893,755
                                                                        ----------      ---------
        Earnings before income taxes                                     2,092,452      1,951,054
Income tax expense                                                         663,157        670,812
                                                                        ----------      ---------

        Net earnings                                                   $ 1,429,295      1,280,242
                                                                        ==========      =========
Basic earnings per share                                               $      1.46           1.37

                                                                        ==========      =========

Diluted earnings per share                                             $      1.42           1.35
                                                                        ==========      =========

    See accompanying notes to consolidated financial statements.

                       CCF HOLDING COMPANY AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                          2001       2000
                                                                          ----       ----

Net earnings                                                         $1,429,295   1,280,242
                                                                     ----------   ---------

Other comprehensive income:
    Unrealized holding gains on investment securities
       available for sale                                               414,583     812,788

    Associated taxes                                                   (145,104)   (284,476)

    Reclassification adjustment for gains on sales of investment
       securities available for sale                                    (47,297)    (12,974)

    Associated taxes                                                     16,554       4,541
                                                                     ----------   ---------

                Total other comprehensive income, net of tax            238,736     519,879
                                                                     ----------   ---------

                Total comprehensive income                           $1,668,031   1,800,121
                                                                     ==========   =========

    See accompanying notes to consolidated financial statements.

                    CCF HOLDING COMPANY AND SUBSIDIARY

             CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

             FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                       Common Stock       Additional
                                       ------------        Paid-in      Retained     Unearned
                                     Shares     Amount     Capital      Earnings       ESOP
                                     ------     ------     -------      --------       ----

Balance, December 31, 1999           988,470   $98,847     9,102,457   3,960,640   (396,000)

Net earnings                            -         -            -       1,280,242       -
Dividends declared ($.32 per share)     -         -            -        (299,005)      -
Retirement of common stock            (3,292)     (329)      (36,096)       -          -
ESOP shares allocated                   -         -           26,827        -        72,000
Awarded shares under
management stock bonus plan             -         -           (1,645)       -          -
Earned compensation under
management stock bonus plan             -         -             -           -          -
Unrealized gains on investment
securities available for sale,
net of tax                              -         -             -           -          -
                                    ---------  -------     ---------  ---------   ---------

Balance, December 31, 2000           985,178    98,518     9,091,543  4,941,877    (324,000)

Net earnings                            -         -            -      1,429,295        -
Retirement of common stock            (2,357)     (236)      (27,466)       -          -
Retirement of treasury stock          (3,615)     (362)      (35,369)       -          -
ESOP shares allocated                   -         -           65,318        -       324,000
Earned compensation under
management stock bonus plan             -         -            -           -           -
Unrealized gains on investment
securities available for sale,
net of tax                              -         -            -           -           -
                                    ---------  -------     ---------  ---------   ---------

Balance, December 31, 2001           979,206   $97,920     9,094,026  6,371,172        -
                                    =========  =======     =========  =========   =========

                                                                                           Accumulated
                                                                                             Other
                                        Unearned                Treasury Stock           Comprehensive
                                      Compensation        Shares             Amount       Income (Loss)      Total
                                      ------------        ------             ------       ------------       -----
Balance, December 31, 1999            (199,190)          7,615            $ (75,876)        (508,536)    11,982,342

Net earnings                                -              -                   -                -         1,280,242
Dividends declared ($.32 per share)         -              -                   -                -          (299,005)
Retirement of common stock                  -              -                   -                -           (36,425)
ESOP shares allocated                       -              -                   -                -            98,827
Awarded shares under
   management stock bonus plan         (38,500)         (4,000)              40,145             -              -
Earned compensation under
   management stock bonus plan          84,546            -                    -                -            84,546
Unrealized gains on investment
   securities available for sale,
   net of tax                               -             -                    -             519,879        519,879
                                         ---------      -------             ---------        -------      ---------

Balance, December 31, 2000            (153,144)          3,615              (35,731)          11,343     13,630,406

Net earnings                                -             -                    -                -         1,429,295
Retirement of common stock                  -             -                    -                -           (27,702)
Retirement of treasury stock                -           (3,615)              35,731             -              -
ESOP shares allocated                       -             -                    -                -           389,318
Earned compensation under
   management stock bonus plan         153,144            -                    -                -           153,144
Unrealized gains on investment
   securities available for sale,
   net of tax                               -             -                    -             238,736        238,736
                                       ---------        -------            ---------         -------     -----------

Balance, December 31, 2001                  -             -               $    -             250,079     15,813,197
                                        =========       =======            =========         =======     ===========

see accompanying notes to consolidated financial statements.

                            CCF HOLDING COMPANY AND SUBSIDIARY

                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                      FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                                      2001          2000
                                                                                      ----          ----
Cash flows from operating activities:
  Net earnings                                                                  $  1,429,295     1,280,242
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Provision for loan losses                                                        662,451       570,000
    Depreciation, amortization and accretion                                         410,202       495,388
    Deferred income tax benefit                                                      (70,345)     (181,259)
    Allocations related to ESOP and MSBP benefits                                    542,462       183,373
    Net gain on sale of investment securities available for sale                     (47,297)      (12,974)
    Net gain on sale of loans                                                        (73,492)      (17,623)
    Net gain on disposal sale of premises and equipment                             (413,145)       (7,244)
    Increase in cash surrender value of life insurance                               (73,360)      (64,904)
    Change in accrued interest receivable                                            334,194      (402,168)
    Change in other assets                                                           (36,217)          595
    Change in other liabilities                                                     (245,292)      732,204
                                                                                ------------     ---------
              Net cash provided by operating activities                            2,419,456     2,575,630
                                                                                ------------     ---------
Cash flows from investing activities:
  Proceeds from maturities and called investment securities available for sale    43,060,919          -
  Proceeds from sales of investment securities available for sale                  6,771,890     3,934,030
  Purchases of investment securities available for sale                          (50,196,765)  (10,949,446)
  Purchases of FHLB stock                                                               -         (224,800)
  Net increase in loans                                                          (32,217,251)  (32,652,108)
  Proceeds from sale of loans                                                     17,310,887     6,836,221
  Proceeds from sale of foreclosed property                                          213,928          -
  Purchases of premises and equipment                                             (1,721,390)   (1,651,454)
  Proceeds from sale of equipment                                                       -           24,803
  Proceeds from insurance policies related to the destruction of premises            483,813       439,545
                                                                                ------------    ----------

              Net cash used in investing activities                              (16,293,969)  (34,243,209)
                                                                                ------------    ----------
  Cash flows from financing activities:
    Net increase in deposits                                                       8,839,040    42,888,857
    Change in securities sold under agreements to repurchase                         589,054    (2,171,931)
    Federal Home Loan Bank advances                                                8,000,000          -
    Repayment of Federal Home Loan Bank advances                                        -      (13,100,000)
    Proceeds from line of credit                                                        -        1,600,000
    Dividends paid                                                                   (74,406)     (297,332)
    Retirement of common stock                                                       (27,702)      (36,425)
                                                                                ------------    ----------
              Net cash provided by financing activities                           17,325,986    28,883,169
                                                                                ------------    ----------
              Increase (decrease) in cash and cash equivalents                     3,451,473    (2,784,410)

  Cash and cash equivalents at beginning of period                                 8,547,420    11,331,830
                                                                                ------------    ----------
  Cash and cash equivalents at end of period                                    $ 11,998,893     8,547,420
                                                                                ============    ==========
  Supplemental disclosures for cash flow information and
    noncash financing activities:
      Interest paid                                                             $  9,934,778     9,503,070
                                                                                ============    ==========
      Income taxes paid                                                         $    746,000       669,256
                                                                                ============    ==========
      Changes in dividends payable                                              $     74,406         1,072
                                                                                ============    ==========

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

      The Bank provides a full range of banking services to individual and corporate customers through its main office in Jonesboro, Georgia and four Georgia branch offices located in Clayton, Fayette and Henry Counties. The Bank primarily competes with other financial institutions in its market area, which it considers to be South Metropolitan Atlanta.

      Basis of Presentation
      ---------------------
      The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain 2000 amounts have been reclassified to conform to the 2001 presentation.

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

                   CCF HOLDING COMPANY AND SUBSIDIARY

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

      The reconciliation of the amounts used in the computation of both "basic earnings per share" and "diluted earnings per share" for each period is presented as follows:

For the year ended December 31, 2001         Net            Common    Per Share
                                           Earnings         Shares      Amount
                                           --------         ------      ------

Basic earnings per share                 $  1,429,295      976,507        1.46
Effect of stock options                          -          32,198        (.04)
                                            ---------    ---------        ----
Diluted earnings per share               $  1,429,295    1,008,705        1.42
                                            =========    =========        ====

For the year ended December 31, 2000         Net            Common    Per Share
                                           Earnings         Shares      Amount
                                           --------         ------      ------

Basic earnings per share                 $ 1,280,242       935,860        1.37
Effect of stock options                         -           12,285        (.02)
                                           ---------       -------        ----
Diluted earnings per share               $ 1,280,242       948,145        1.35
                                           =========       =======        ====

      For purposes of computing weighted-average shares outstanding, unallocated shares under the Company's employee stock ownership plan are not considered outstanding until they are committed to be released for allocation.

      Recent Accounting Pronouncements
      --------------------------------
      Transfers and Servicing of Financial Assets and Extinguishments of Liabilities
      In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140, "Accounting for transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a Replacement of FASB Statement No. 125" ("SFAS 140"). FAS 140 revises the criteria for accounting for securitizations and other transfers of financial assets and collateral. In addition, SFAS 140 requires certain additional disclosures. Except for the new disclosure provisions, which were effective for the year ended December 31, 2000, SFAS 140 was effective for the transfer of financial assets occurring after March 31, 2001. The provisions of SFAS 140 did not have a significant effect on the consolidated financial statements.

                  CCF HOLDING COMPANY AND SUBSIDIARY

       Accounting for Business Combinations
       In July 2001, the FASB issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("FAS 141") and No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). These standards change the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting and requiring companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. Instead, goodwill and intangible assets deemed to have an indefinite useful life will be subject to an annual review for impairment. The new standards generally will be effective in the first quarter of 2002. The provisions of these statements did not have an effect on the consolidated financial statements.

(2)   INVESTMENT SECURITIES
      At December 31, 2001 and 2000, investment securities available for sale consisted of the following:

                                                              December 31, 2001
                                          -------------------------------------------------------
                                                           Gross         Gross
                                          Amortized     Unrealized     Unrealized        Fair
                                            Cost           Gains         Losses          Value
                                            ----           -----         ------          -----

U.S. Treasury and U.S. Government
   agency obligations                   $ 33,369,382       386,902        34,853       33,721,431
Municipal securities                       3,561,126        54,471        22,987        3,592,610
Mortgage-backed securities                    42,582         1,204          -              43,786
                                          ----------       -------        ------       ----------
                                        $ 36,973,090       442,577        57,840       37,357,827
                                          ==========       =======        ======       ==========

                                                              December 31, 2000
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
                                          ==========       =======        =======      ==========


      For the years ended December 31, 2001 and 2000, the Company sold investment ecurities available for sale for $6,771,890 and $3,934,030, respectively with the following gross gains and losses recognized:

                              2001             2000
                              ----             ----
Gross gains            $     50,457           26,000
Gross losses           $     (3,160)         (13,026)
                             ------           ------
                             47,297           12,974
                             ======           ======

      The amortized cost and fair values of securities available for sale at December 31, 2001, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                    Amortized          Fair
                                                      Cost            Value
                                                      ----            -----

Due within one year                              $  16,568,714     16,645,458
Due after one year through five years               15,641,780     15,837,813
Due after five years                                 4,720,014      4,830,770
Mortgage-backed securities                              42,582         43,786
                                                    ----------     ----------
                                                 $  36,973,090     37,357,827
                                                    ==========     ==========

                     CCF HOLDING COMPANY AND SUBSIDIARY

      Investment securities with approximate aggregate carrying amounts of $22,035,000 and $33,065,000 at December 31, 2001 and December 31, 2000,
      respectively, were pledged to secure public deposits and securities sold under agreements to repurchase.

(3)   LOANS
      Major classifications of loans at December 31, 2001 and 2000 are presented below:

                                               2001            2000
                                              ------          ------

Commercial real estate                   $   81,944,539     68,824,883
Commercial                                   13,376,677     11,553,072
Real estate - mortgage                       13,680,528     28,026,929
Real estate - construction                   51,336,737     35,049,197
Installment and other consumer               27,946,493     30,590,500
                                            -----------    -----------

      Total loans                           188,284,974    174,044,581
                                            -----------    -----------

      Less: Unearned fees                       479,752        519,482
            Allowance for loan losses         2,149,364      1,708,172
                                            -----------    -----------

      Total loans, net                   $  185,655,858    171,816,927
                                            ===========    ===========

      The Company extends credit to customers throughout its market area, which includes the Georgia counties of Clayton, Fayette and Henry. Most of the Company's loans are collateralized by real estate in these Georgia counties and a substantial portion of its borrowers' ability to repay such loans is dependent upon the economy in the Company's market area. As of December 31, 2001, loans outstanding totaling approximately $8,198,000 were pledged as collateral to the FHLB as collateral for outstanding borrowings.

      An analysis of the activity in the allowance for loan losses is presented below:

                                               2001              2000
                                               ----              ----

Balance at beginning of period            $  1,708,172         1,237,022
Provision for losses on loans                  662,451           570,000
Loan charge-offs                              (272,941)         (153,662)
Loan recoveries                                 51,682            54,812
                                             ---------         ---------
Balance at end of period                  $  2,149,364         1,708,172
                                             =========         =========

      As of December 31, 2001 and 2000, the Bank serviced loans for others with approximate outstanding balances of $29,214,000 and $27,272,000, respectively.

(4)   PREMISES AND EQUIPMENT
      A summary of premises and equipment at December 31, 2001 and 2000 is as follows:

                                               2001              2000
                                               ----              ----

Land                                      $  1,970,667         1,945,037
Buildings and improvements                   4,614,042         3,491,643
Furniture and equipment                      3,529,662         3,329,761
Construction in progress                        47,749            10,234
Leasehold improvements                         136,654              -
                                            ----------         ---------
                                            10,298,774         8,776,675

      Less: Accumulated depreciation         2,781,563         2,288,588
                                            ----------         ---------

                                          $  7,517,211         6,488,087
                                            ==========         =========

                        CCF HOLDING COMPANY AND SUBSIDIARY

      Depreciation expense for the years ended December 31, 2001 and 2000 was approximately $622,000 and $569,000, respectively. During 2000, the Company incurred significant damage to its Forest Park Branch. During 2001, the Company received $828,083 in insurance proceeds and retired the related assets with a recorded basis of $199,290.

(5)   DEPOSITS
      At December 31, 2001, the scheduled maturities of time deposits are as follows:

2002                               $     77,235,498
2003                                     27,747,160
2004                                      6,032,262
2005                                        995,482
2006                                      6,831,430
Thereafter                                    3,884
                                        -----------
                                   $    118,845,716
                                        ===========

(6)   INCOME TAXES
      The components of income tax expense are as follows:

                                          2001         2000
                                          ----         ----

Current expense                    $     733,502      852,071
Deferred benefit                         (70,345)    (181,259)
                                         -------      -------
                                   $     663,157      670,812
                                         =======      =======

      Income tax expense differs from the "expected" tax amount (computed by applying Federal corporate statutory rates to earnings before income taxes) principally due to state income taxes.

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000, are presented below:

                                                    2001           2000
                                                    ----           ----

Deferred tax assets:
   Allowance for loan losses                   $   774,921        566,466
   State tax credit carryforwards                   62,205         50,175
   Employee Stock Ownership Plan accrual              -            99,147
   Other                                            52,326         14,575
                                                  --------       --------
      Total gross deferred tax assets              889,452        730,363
                                                  --------       --------

Deferred tax liabilities:
   Deferred loan fees                              336,097        424,119
   Net unrealized gains on investment
   securities available for sale                   134,658          6,108
   Premises and equipment                          311,824        163,717
   Federal Home Loan Bank stock dividends          147,095        147,095
   Other                                            67,939         39,280
                                                  --------       --------
      Total gross deferred tax liabilities         997,613        780,319
                                                  --------       --------
      Net deferred tax liabilities             $  (108,161)       (49,956)
                                                  =========      ========

                       CCF HOLDING COMPANY AND SUBSIDIARY

     At December 31, 2001 and 2000, the Company had state gross receipts tax credit carryforwards of approximately $94,000 and $76,000, respectively, which are available to reduce future state income taxes payable, if any, through 2003.
     Prior to January 1, 1996, the Company was permitted under the Internal Revenue Code (the "Code") a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. The provisions of the Code permitted the Company to deduct from taxable income an allowance for bad debts based on the greater of a percentage of taxable income before such deduction or actual loss experience. Retained earnings at December 31, 2000 include approximately $675,000 for which no deferred Federal income tax liability has been recognized. The amounts represent an allocation of income for bad debt deductions for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the current corporate income tax rate.

 (7) COMMITMENTS

     The Bank leases various office space for banking and operational facilities under operating lease arrangements. Future minimum lease payments required for all operating leases having a remaining term in excess of one year at December 31, 2001 are as follows:

        Year Ending December 31,         Amount
        ------------------------         ------
          2002                        $  51,235
          2003                           51,235
          2004                           51,235
          2005                           42,696
                                       --------
          Total minimum obligation    $ 196,401
                                       ========

     The total rent expense was approximately $51,000 and $15,000 for 2001 and 2000, respectively.

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

     The following summarizes commitments as of December 31, 2001 and 2000:

                                                      Approximate
                                                   Contract Amount
                                                  ----------------
                                                  2001        2000
                                                  ----        ----
                                                   (in thousands)
 Financial instruments whose contract
    amounts represent credit risk:
       Commitments to extend credit               $ 29,300  37,843
       Standby letters of credit                  $    808     665

                       CCF HOLDING COMPANY AND SUBSIDIARY

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

 (8) FEDERAL HOME LOAN BANK ADVANCES AND LINES OF CREDIT
     At December 31, 2001 the Bank has $2,000,000 available under a $10,000,000 secured line of credit with the Federal Home Loan Bank (FHLB) of Atlanta. The following advances were outstanding at December 31, 2001 and require quarterly interest payments:

                Interest      Current
 Advance         Basis         Rate                Maturity
 -------         -----         ----                --------

$ 5,000,000     Fixed          2.18            November 2002
$ 3,000,000    Variable     FHLB Daily Rate    December 2002

     The facility is collateralized by $8,198,000 of the Bank's outstanding 1 to 4 family first mortgage loan portfolio. There were no outstanding advances under the secured line of credit as of December 31, 2000. The Bank also had unused lines of credit for overnight borrowing of $5,000,000 at December 31, 2001 and 2000.

     Additionally, during 2001 the Company entered into a modification agreement of its existing line of credit. The line was increased from $2,500,000 to $3,500,000, of which $2,500,000 is outstanding as of December 31, 2001. Under the new agreement, the line accrues interest at prime minus 25 basis points and matures March 31, 2002. The facility is collateralized by the stock of the Bank.

 (9) PREFERRED STOCK
     The Company is authorized to issue 1,000,000 shares of no par value preferred stock. At December 31, 2001 and 2000, there were no shares issued and outstanding. The Board of Directors of the Company is authorized to issue preferred stock and to fix and state voting powers, designations, preferences, or other special rights of such shares and the qualifications, limitations, and restrictions thereof, subject to regulatory approval but without stockholder approval.

 (10) EMPLOYEE BENEFIT PLANS
      (a)401(k) Profit Sharing Plan
         ---------------------------
         The Company has a tax-qualified defined contribution profit sharing plan (the "Plan") for the benefit of its employees. All full-time employees become eligible to participate under the Plan after completing one year of service. Under the Plan, employees may voluntarily elect to defer up to 15% of their compensation, not to exceed applicable limits. Company contributions were $1.00 for each $1.00 of employee contribution up to 5% of the employee's compensation. Such matching contributions begin to vest after the first year at a rate of 20% per year with full vesting after five years. Additionally, the Company may contribute an annual discretionary contribution to the Plan based upon a number of factors, such as the Company's retained earnings, profits, regulatory capital, and employee performance.

         Contributions by the Company to the Plan during the years ended December 31, 2001 and 2000 totaled approximately $82,000 and $68,000, respectively.

                       CCF HOLDING COMPANY AND SUBSIDIARY

      (b)Employee Stock Ownership Plan
         -----------------------------
         The company also has an employee stock ownership plan (the "ESOP") for the exclusive benefit of participating employees who have completed one year of service with the Company and have attained age 21. Benefits to participants may be paid either in shares of the Company's common stock or in cash. The ESOP was approved to borrow funds from the Company to acquire up to 10% of the common stock of the Company. During 1995, the ESOP borrowed $720,000 from the Company to acquire 87,120 shares of Company common stock at approximately $8 per share. In February 2001, the Company accelerated the principal payments associated with its internally leveraged Employee Stock Ownership Plan of 1995. The company recorded a one time pretax charge of approximately $389,000 in connection with this transaction. The acceleration of payments to the plan did not alter the vesting period of the plan participants. The Company recognized $98,827 of compensation expense related to the Plan for the year ended December 31, 2000.

      (c)Stock Option Plan
         -----------------
         In January 1996, the Company approved a stock option plan (the "Option Plan") whereby 144,020 authorized shares are reserved for issuance by the Company upon exercise of stock options granted to officers, directors, and employees of the Company from time to time. Options constitute both incentive stock options and non qualified stock options. Options awarded to officers and directors are exercisable at a rate of 20% annually with the first 20% exercisable on the one-year anniversary of the date of grant. Any shares subject to an award which expires or are terminated unexercised will again be available for issuance. The Option Plan has a term of ten years, unless terminated earlier. The exercise price per share for nonqualified and incentive stock options shall be the price as determined by an option committee, but not less than the fair market value of the common stock on the date of grant.

         In December 2000, the Company approved a stock option plan (the "2000 Option Plan") whereby 80,000 shares (either authorized shares or shares purchased in the market) are available to be granted to officers, directors, and employees of the Company from time to time. Options constitute both incentive stock options and non qualified stock options. Terms of the 2000 Option Plan are similar to that of the Option Plan with the exception that options granted are immediately vested and that a minimum of six months must elapse between the date of the grant of an option and the date of the sale of the common stock received through the exercise of the option. At December 31, 2001, there were 62,626 shares available under the Option Plan and the 2000 Option Plan.

         Stock option activity is as follows:
                                                     2001      2000
                                                     ----      ----
Options outstanding at beginning of period          124,744     113,644
Options granted                                      29,450      11,100
Options canceled                                       -           -
                                                    -------     -------

Options outstanding at end of period                154,194     124,744
                                                    -------     -------

Options exercisable at end of period         $      121,374      92,055
                                                    =======     =======

Weighted-average option prices per share:
     Options granted during the period       $        16.76       10.00
     Options canceled during the period      $          -           -
     Options outstanding at end of period    $        15.20       11.42

         The options outstanding at December 31, 2001 had a weighted-average contractual maturity of 8.9 years and exercise prices ranging from $10.00 to $21.74.

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

                       CCF HOLDING COMPANY AND SUBSIDIARY

      (c)Stock Option Plan, continued
         -----------------

                                                        2001        2000
                                                        ----        ----
Net earnings                 As reported       $       1,429,295   1,280,242
                             Proforma          $       1,281,182   1,226,365

Basic earnings per share     As reported       $            1.46        1.37
                             Proforma          $            1.31        1.31

Diluted earnings per share   As reported       $            1.42        1.35
                             Proforma          $            1.27        1.29

         The weighted average fair value of options granted was $9.55 and $2.87 for the years ended December 31, 2001 and 2000, respectively, based on estimates as of the date of grant using the Black Scholes pricing model. The weighted average assumptions used for grants in 2001 and 2000 were as follows: dividend yield of 0.0% and 3.0%, a risk free interest rate of 4.8% and 5.2%, expected volatility of 32% and 28%, respectively, and an expected life of seven years.

     (d) Management Stock Bonus Plan
         ---------------------------
         In January 1996, the Company adopted a Management Stock Bonus Plan
         (the "MSBP"). Under the terms of the MSBP, a total of 57,608 shares of the Company's common stock is available for the granting awards during a period of up to ten years. The market value of the common stock at the date of award is included as a reduction of stockhoders' equity in the consolidated balance sheets and is recorded as compensation expense using the straight-line method over the vesting period of the awards. The awards vest pro rata over five years at each anniversary of the award. The Company recognized expense associated with the Plan of $84,546 for the year ended December 31, 2000.

         In February 2001, the Company accelerated the principal payments associated with its internally leveraged Management Stock Bonus Plan of 1995. The Company recorded compensation expense of approximately $153,000 in connection with this transaction. The acceleration of payments to the plan did not alter the vesting period of the plan participants.

     (e) Life Insurance Policies
         -----------------------
         During 1999, the Company adopted a defined contribution post retirement benefit plan to provide retirement benefits to certain of the Company's executive officers and to provide death benefits for the designated beneficiaries. Under this plan, single-premium, split-dollar, whole-life insurance contracts were purchased on certain executive officers. The increase in the cash surrender value of the contracts, less the Bank's cost of funds, constitutes the Company's contribution to the plan each year. In the event the insurance contracts fail to produce positive returns, the Company has no obligations to contribute to the plan. For the years ended December 31, 2001 and 2000, the Company incurred expenses of $25,150 and $21,204, respectively in connection with this plan.

 (11)FAIR VALUES OF FINANCIAL INSTRUMENTS
     SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions would significantly affect the estimates.

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

                       CCF HOLDING COMPANY AND SUBSIDIARY

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

           Line of credit
           --------------
           Advances on the line of credit bear interest on a floating basis, and as such, the carrying amount approximates fair value.

The estimated fair value of the Company's financial instruments as of December 31, 2001 and December 31, 2000 are as follows:

                                                  December  31, 2001                  December 31, 2000
                                                  ------------------------            ------------------------
                                                  Carrying           Fair            Carrying            Fair
                                                    Value           Value             Value             Value
                                                    -----          -------            -----             ------
                                                                    (in thousands)
 Assets:
   Cash and cash  equivalents                      11,999            11,999             8,547             8,547
   Investment  securities available for  sale      37,358            37,358            36,368            36,368
   Loans, net                                     185,656           193,862           171,817           172,995
   Federal Home Loan Bank stock                       880               880               880               880
   Cash surrender value of life insurance policies  1,476             1,476             1,402             1,402

 Liabilities:
   Deposits                                       217,254           220,304           208,415           208,447
   Securities sold under agreements to repurchase   2,416             2,416             1,826             1,826
   Federal Home Loan Bank advances                  8,000             8,000                 -                 -
   Line of credit                                   2,500             2,500             2,500             2,500

                     CCF HOLDING COMPANY AND SUBSIDIARY

(12) RELATED PARTY TRANSACTIONS

     Loans are made to officers, directors, and their associates in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal credit risk. The following is a summary of activity during the year ended December 31, 2001 with respect to such aggregate loans to these individuals and their associates:

Related party loan balances at beginning of year               $    2,490,484
New loans                                                             672,359
Principal repayments                                               (1,925,921)
                                                                    ---------

Related party loan balances at end of year                     $    1,236,922
                                                                    =========

     Deposits from related parties totaled approximately $1,174,000 and $1,309,000, at December 31, 2001 and 2000, respectively.

(13) PARENT COMPANY FINANCIAL INFORMATION
     The following represents condensed financial information of the holding company:
                            Condensed Balance Sheets

                           December 31, 2001 and 2000

                                     Assets
                                     ------

                                                     2001             2000
                                                     ----             ----

Cash                                         $      180,430          226,593
Investment in subsidiary                         18,134,099       15,933,283
Other assets                                         76,225          103,885
                                             --------------     ------------
                                             $   18,390,754       16,263,761
                                             ==============     =============

                     Liabilities and Stockholders' Equity
                     ------------------------------------

Line of credit                               $    2,500,000        2,500,000
Dividends payable                                       -             74,406
Other liabilities                                    77,557           58,949
                                             --------------     ------------
                                                  2,577,557        2,633,355
Stockholders' equity                             15,813,197       13,630,406
                                             ---------------    ------------
                                             $   18,390,754       16,263,761
                                             ==============     ============

                     CCF HOLDING COMPANY AND SUBSIDIARY

                        Condensed Statements of Earnings

                 For the Years Ended December 31, 2001 and 2000

                                                                    2001               2000
                                                                   ------             ------
Dividends from subsidiary                                      $        -              450,000
Interest income from subsidiary                                       7,474              6,922
Gain on sale of investment securities                                   -                  -
Other operating expenses                                           (800,909)          (394,560)
Income tax benefit                                                  260,650            132,750
                                                                   ---------          ---------

Earnings (loss) before equity in
  undistributed earnings of subsidiary                             (532,785)           195,112

  Equity in undistributed earnings of subsidiary                  1,962,080          1,085,130
                                                                  ----------         ---------

          Net earnings                                         $  1,429,295          1,280,242
                                                                  =========          =========

                       Condensed Statements of Cash Flows

                 For the Years Ended December 31, 2001 and 2000

                                                                    2001               2000
                                                                   ------             ------
Cash flows from operating activities:
   Net earnings                                                $  1,429,295         1,280,242
   Adjustment to reconcile net earnings
    to net cash provided by (used in) operating activities:
        Equity in undistributed earnings of subsidiary           (1,962,080)       (1,085,130)
        Compensation expense related to MSBP                        153,143            84,546
        ESOP shares allocated                                       389,318            98,827
        Decrease (increase) in other assets                          27,660             2,500
        (Decrease) increase in other liabilities                     18,610          (104,334)
                                                                  ---------         ----------

             Net cash provided by operating activities               55,946           276,651
                                                                  ---------         ----------

Cash flows from investing activities:
    Capital infusion in subsidiary                                     -           (1,500,000)
                                                                  ---------         ----------
            Net cash used in investing activities                      -           (1,500,000)
                                                                  ---------         ----------
Cash flows from financing activities:
   Dividends paid                                                   (74,406)         (297,332)
   Retirement of common stock                                       (27,702)          (36,425)
   Proceeds from notes payable                                         -            1,600,000
                                                                  ---------         ---------

           Net cash provided by (used in) financing activities     (102,108)        1,266,243
                                                                  ---------         ---------

Change in cash and cash equivalents                                 (46,162)           42,894
Cash and cash equivalents at beginning of period                    226,593           183,699
                                                                  ---------         ---------

Cash and cash equivalents at end of   period                   $    180,431           226,593
                                                                  =========         =========

                     CCF HOLDING COMPANY AND SUBSIDIARY

(14) REGULATORY MATTERS
     Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years' net earnings, and the ratio of equity capital to total assets. At December 31, 2001, the Bank could pay approximately $980,000 in dividends without obtaining prior regulatory approval.

     The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's or Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2001, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

     As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's capital category.

     The actual capital amounts and ratios at December 31, 2001 and 2000, are presented in the table below:

                                                                                                           To Be Well
                                                                                                        Capitalized Under
                                                                        For Capital                     Prompt Corrective
                                              Actual                  Adequacy Purposes                 Action Provisions
                                  ---------------------------------------------------------------------------------------------
                                        Amount       Ratio       Amount               Ratio             Amount         Ratio
                                       -------       -----       ------        ----------------         ------         -----
As of December 31,2001:
Total capital - risk-based
  (to risk-weighted assets)
  Bank                            $   19,785,000     10.4%     15,294,000          **** 8.0%          19,118,000      ****10.0%
  Consolidated                    $   17,464,000      9.1%     15,300,000          **** 8.0%              N/A            N/A
Tier I capital - risk-based
  (to risk-weighted assets)
  Bank                            $   17,636,000      9.2%      7,647,000          **** 4.0%          11,471,000       ****6.0%
  Consolidated                    $   15,315,000      8.0%      7,650,000          **** 4.0%              N/A            N/A
Tier I capital - leverage
  (to average assets)
  Bank                            $   17,636,000      7.2%      9,784,000          **** 4.0%          12,230,000       ****5.0%
  Consolidated                    $   15,315,000      6.3%      9,691,000          **** 4.0%             N/A            N/A

As of December 31,2000:
Total capital - risk-based
  (to risk-weighted assets)
  Bank                            $   17,630,000      9.6%     14,719,000          **** 8.0%          18,398,000      ****10.0%
  Consolidated                    $   15,327,000      8.3%     14,727,000          **** 8.0%             N/A           N/A
Tier I capital - risk-based
  (to risk-weighted assets)
  Bank                            $   15,922,000      8.7%      7,359,000          **** 4.0%          11,039,000       ****6.0%
  Consolidated                    $   13,619,000      7.4%      7,364,000          **** 4.0%             N/A            N/A
Tier I capital-leverage
  (to average assets)
  Bank                            $   15,922,000      7.0%      9,140,000          **** 4.0%          11,425,000       ****5.0%
  Consolidated                    $   13,619,000      6.0%      9,048,000          **** 4.0%             N/A            N/A

**** represents greater than or equal to.

                     CCF HOLDING COMPANY AND SUBSIDIARY

(15) SUBSEQUENT EVENTS
     In January 2002, the Board of Directors of the Company elected to issue up to $4,000,000 in trust preferred securities through a Delaware business trust. The Company is authorized to purchase all of the common securities of the Trust, in an amount equal to at least 3% of the total capital of the Trust. Interest on the Trust securities accrues interest at prime plus 75 basis points.

                              CCF HOLDING COMPANY

                              101 N. Main Street
                           Jonesboro, Georgia 30236
                                (770) 478-8881

                                HERITAGE BANK

Main Office          Forest Park Office      McDonough Office        Fayetteville Office       Town Center Office

101 N. Main Street   822 Main Street         203 Keys Ferry Street   440 N. Jeff Davis Drive   855 Highway 85 South

Jonesboro, Georgia   Forest Park, Georgia    McDonough, Georgia      Fayetteville, Georgia     Fayetteville, Georgia

                   Board of Directors of CCF Holding Company
                                      and
                                 Heritage Bank

John B. Lee, Jr.                               Edwin S. Kemp, Jr.
Chairman of the Board                          Attorney at Law
Public Relations Consultant to Spartan
International, Inc.                            Charles S. Tucker
Lincoln-Mercury, Inc. and Loewen Group         Retired (former county agent for University of Georgia)
President and Chief Executive Officer
                                               John T. Mitchell
Leonard A. Moreland                            Real Estate Developer
Executive Vice President CCF                   Adams-Mitchell Realty
President Heritage Bank
                                               David B. Turner
Roy Hall                                       President and Chief Executive Officer +
Certified Public Accountant                    Vice President and CEO *

                         --------------------------------

                Executive Officers of CCF Holding Company and
                                 Heritage Bank

         David B. Turner                                  Leonard A. Moreland
President and Chief Executive Officer *               Executive Vice President *
    Vice Chairman and CEO +                                    President +

        Mary Jo Rogers                                     Edith W. Stevens
Sr. Vice President and Chief Financial Officer          Sr. Vice President and
                                                      Chief Operations Officer *

        Richard P. Florin                                 Charles S. Tucker
Senior Vice President and Senior Credit Officer *      Secretary and Treasurer

         C. T. Segers                                      John C. Bowdoin
  Senior Vice President +                               Senior Vice President +

        John Westervelt
  Senior Vice President +

  Independent Auditors                              Corporate Counsel
  Porter Keadle Moore, LLP                          Edwin S. Kemp, Jr., Esquire
  235 Peachtree Street, N.W.                        101 North Main Street
  Suite 1800                                        Suite 203
  Atlanta, GA 30303                                 Jonesboro, Georgia 30236

  Transfer Agent and Registrar                      Special Counsel
  Registrar & Transfer Company                      Morris Manning & Martin
  10 Commerce Drive                                 1600 East Tower
  Cranford, New Jersey 07016                        3343 Peachtree Road, NE
  (908)272-8511                                     Atlanta, GA 30326

                      --------------------------------
*CCF Holding Company
+Heritage Bank

The Company's Annual Report for the year ended December 31, 2001, on Form 10-KSB is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write or call David B. Turner, President and Chief Executive Officer at the Company's Office in Jonesboro, Georgia. The Annual Meeting of Stockholders will be held at the Fayetteville office.