Form 10KSB, Exhibit 13
period 2002-12-31
CCF HOLDING CO
filed 2003-03-31
CIK 943033

Exhibit 13

A TRADITION OF EXCELLENCE

Dear Fellow Shareholder:

At the beginning of 2002, we were very optimistic that our economy would rebound, terrorism would subside, our business would prosper and our Company would be poised to take advantage of new opportunities. As the year progressed, unfortunately, we saw the economy continue to struggle, threats of terrorism on almost every newscast, concerns over war in the Middle East escalate, and many well respected companies and industries experience unprecedented problems. Our Company is very fortunate to be located in a prospering area with real population growth and economic expansion despite economic conditions in the U.S. in general. Unfortunately, the lackluster global, national and state economies ripple through our community to the extent that our citizens are less certain of their financial future today than they have been in many years. That being said, the Board of Directors and employees of CCF Holding Company and its subsidiary Heritage Bank are very proud to present to you, our partners, a summary of our Company’s financial performance for 2002.

While the following pages will detail our financial performance, we would like to point out a few very bright spots that we hope you will agree are additional solid building blocks put in place to construct a sound financial institution. The Company completed the year with $262 million in assets, which represented a 5.7% increase over the end of the previous year. Although this was a much slower growth rate than the Company has experienced in the recent past, we believe it is a very healthy growth rate in this economy. While focusing on controlling our growth rate, we were able to increase the Company’s net earnings to over $1.9 million, or 37.4% over the previous year. We would also like to point out that this net income increase includes an increase in our provision for future loan losses of $392,000, a 59.2% increase over our provision for future loan losses at the end of 2001. This brings our loan loss reserve, as a percentage of total loans outstanding, to 1.47% as of the end of 2002.

The Board of Directors and management team have been executing a plan to build the solid framework for a commercial bank that is not only competitive in our markets, but also provides the long-term earnings performance to enhance the value of your investment over the long-term. It is our desire to have a Company that will provide long-term earnings per share growth, a market demand for our common stock, and a modest cash dividend. The Company was able to achieve approximately 32% growth in earnings per share over the prior year and has averaged approximately 27% annual earnings per share growth since 1999. We believe that our decision to split the stock three for two in December 2002 will provide more shares in the marketplace and, at the same time, keep the share price in a trading range that makes it more affordable for smaller investors. We also believe that paying the $.05 per share dividend in January and April 2003 demonstrates our desire to provide some modest cash flow to our investors.

We are very proud of our outstanding group of bankers. Many of our team members are pictured on the cover of this report. Last year we showed you our banking centers and this year you can see most of the reasons we have been able to grow our Company year after year. We will never lose sight of the fact that you have entrusted us with your investment, and our commitment to you each and every day is that we will work diligently to continue the Tradition of Excellence, upon which we were founded.

Very truly yours,

/s/ Leonard Moreland Leonard A. Moreland President Heritage Bank	/s/ David B. Turner David B. Turner President & CEO CCF Holding Company

CCF HOLDING COMPANY

ANNUAL REPORT

TABLE OF CONTENTS

Corporate Profile and Stock Market Information	2

Selected Financial and Other Data	3

Management’s Discussion and Analysis	6

Report of Independent Certified Public Accountants	15

Consolidated Financial Statements	16

Notes to Consolidated Financial Statements	21

CCF HOLDING COMPANY

Corporate Profile and Related Information

CCF Holding Company (the “Company”) is a bank holding company incorporated under the laws of the State of Georgia. Heritage Bank (the “Bank”) is a Georgia commercial bank that is a wholly owned subsidiary of the Company. Prior to September 1998, the Company was a savings and loan holding Company and the Bank was a federally chartered savings bank. The Company was organized in 1995 in connection with the conversion of the Bank from a mutual to stock form of organization (the “Conversion”) in July 1995. The Bank, through it predecessors, commenced business in 1955.

The Bank operates five offices within its primary market area in Clayton, Fayette and Henry Counties, Georgia. The market area is part of the Atlanta, Georgia metropolitan statistical area. The Bank is subject to examination and comprehensive regulation by the Georgia Department of Banking and Finance and the Federal Deposit Insurance Corporation (“FDIC”) and its deposits are federally insured by the Savings Association Insurance Fund (“SAIF”) of the FDIC. The Bank is a member of, and owns capital stock in, the Federal Home Loan Bank (“FHLB”) of Atlanta, which is one of the 12 regional banks in the FHLB System. The Company also is subject to state of Georgia and federal regulation.

The Bank attracts deposits from the general public and uses such deposits primarily to invest in and originate commercial, residential and consumer loans and, to a lesser extent, to invest in investment securities. The principal sources of funds for the Bank’s lending activities are deposits, FHLB borrowings, borrowings from correspondent banks and the amortization, repayment, and maturity of loans and investment securities. Principal sources of income are interest on loans and investment securities and fees paid to the Bank for its services. The Bank’s principal expenses are interest paid on deposits and, to a lesser degree, personnel related expenses.

Stock Market Information

Since its issuance in July 1995, the Company’s common stock (“Common Stock”) has been traded on The Nasdaq SmallCap Market under the trading symbol of “CCFH.” The following table reflects high and low prices paid in actual transactions, as reported by The Nasdaq SmallCap Market, as well as dividend information. The quotations reflect inter-dealer prices, and may not include retail mark-up, mark-down, or commission.

Period	High(1)	Low(1)	Dividends Declared		Dividends Paid

2001 1st Quarter	$8.29	$7.09	$0.00		$0.08
2001 2nd Quarter	9.56	7.76	0.00		0.00
2001 3rd Quarter	11.19	9.41	0.00		0.00
2001 4th Quarter	14.52	10.33	0.00		0.00

2002 1st Quarter	$9.78	$8.67	0.00		0.00
2002 2nd Quarter	10.17	9.24	0.00		0.00
2002 3rd Quarter	9.57	8.60	0.00		0.00
2002 4th Quarter	17.10	8.36	0.05	(2)	0.00	(2)

(1)       Values adjusted to reflect the three for two stock split paid in the form of a dividend to shareholders of record on December 4, 2002.

(2)       The Company declared the dividend on December 19, 2002, and paid the dividend on January 19, 2003.

The number of shareholders of record as of December 31, 2002, was approximately 400, inclusive of the number of persons or entities who held stock in nominee or “street” name. At December 31, 2002, there were 1,466,767 shares of common stock issued and outstanding. The Company’s ability to pay dividends to shareholders is primarily dependent upon the dividends it receives from the Bank, and to a lesser extent, the amount of cash on hand. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank’s regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion (up to $6.6 million), or (2) the regulatory capital requirements. The Company declared a dividend of $.05 per share on December 19, 2002, and paid the dividend to shareholders on January 19, 2003.

On November 21, 2002, the Company announced a three for two stock split payable in the form of a stock dividend on December 19, 2002, to shareholders of record on December 4, 2002.

On February 1, 2002, the Company completed the sale, through its subsidiary, CCF Capital Trust I, of $4,000,000 of floating rate capital securities (the “Capital Securities”) with a maturity date of March 31, 2032 and a liquidation value of $50,000 per Capital Security. Interest on the Capital Securities is to be paid on the last business day of each March, June, September, and December. The Bank paid dividends to the Company for the purpose of funding the Company’s payment obligations with respect to the outstanding junior subordinated debentures and the related Capital Securities. Pursuant to the terms of the debentures and the Capital Securities, the Company has the right to defer the quarterly interest payments under the debentures issued in the transaction and the Capital Securities for up to 20 consecutive quarterly periods. However, during any period in which the Company defers interest payments on the debentures, the Company may not pay a dividend or make any other payment or distribution on its common stock.

SELECTED FINANCIAL AND OTHER DATA

The selected financial and other data set forth below should be read in conjunction with the consolidated financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report. The following selected financial data concerning the Company for and as of the end of each of the years in the five year period ended December 31, 2002, are derived from the audited consolidated financial statements of the Company. The selected financial and operating data is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, included elsewhere in this report. The audited consolidated financial statements of the Company as of December 31, 2002 and 2001 and for each of the years in the two year period ended December 31, 2002, and the report of Porter Keadle Moore, LLP, the Company’s independent public accountants, thereon, are included elsewhere in this report. All share information and per share amounts have been adjusted to reflect the three for two stock split effected on December 19, 2003.

Financial Condition

(Dollars in Thousands)	Year Ended December 31,

	2002	2001	2000	1999	1998

Total Amount of:

Assets	$261,993	$247,800	$228,381	$196,782	$169,860

Loans receivable, net	190,969	185,656	171,817	146,553	121,827

Investment securities	33,570	37,358	36,368	28,503	29,457

Deposits	231,787	217,254	208,415	165,526	154,977

FHLB advances	5,000	8,000	—	13,100	—

Liabilities	244,252	231,987	214,750	184,800	158,234

Shareholders’ equity	17,740	15,813	13,630	11,982	11,626

Other Data:

Net income	$1,963	$1,429	$1,280	$1,003	$619

Average assets	254,321	242,490	214,866	185,376	152,652

Average equity	16,797	14,742	12,644	12,186	10,499

Full service offices	5	5	5	5	5

Summary of Operations

(Dollars in Thousands, except per share details)	Year Ended December 31,

	2002	2001	2000	1999	1998

Total interest income	$16,256	$18,832	$18,458	$14,671	$12,437

Total interest expense	6,205	9,748	9,935	7,501	6,800

Net interest income	10,051	9,084	8,523	7,170	5,637

Provision for loan losses	1,054	662	570	341	275

Net interest income after provision for loan losses	8,977	8,422	7,953	6,829	5,362

Other income	1,566	1,549	892	843	968

Other expenses	7,689	7,879	6,894	6,143	5,380

Earnings before income taxes	2,874	2,092	1,951	1,529	950

Income tax expense	911	663	671	526	331

Net earnings	$1,963	$1,429	$1,280	$1,003	$619

Key Operating Ratios

	Year Ended December 31,

Performance Ratios: (Dollars in Thousands, except per share details)	2002	2001	2000	1999	1998

Return on average assets (net earnings divided by average total assets)	0.77%	0.59%	0.60%	0.54%	0.40%

Return on average equity (net earnings divided by average equity)	11.69%	9.70%	10.13%	8.23%	5.92%

Average interest earning assets to average interest bearing liabilities	109.90%	108.41%	106.00%	108.08%	107.14%

Net interest rate spread	3.98%	3.65%	3.99%	3.79%	3.61%

Net yield on average interest-earnings assets	4.24%	4.01%	4.29%	4.14%	3.95%

Net interest income after provision for loan losses to total other expenses	117.06%	106.89%	123.63%	111.17%	99.68%

Basic earnings per share	$1.34	$0.96	$0.90	$0.72	$0.44

Diluted earnings per share	$1.26	$0.94	$0.89	$0.69	$0.42

Dividend payout (1)	3.97%	0.00%	23.07%	30.77%	100.00%

Capital Ratios

Book value per share	$12.09	$10.77	$9.26	$8.14	$8.66

Average equity to average total assets	6.60%	6.08%	5.88%	6.57%	6.87%

Equity-to-assets (End of Period)	6.77%	6.38%	5.97%	6.09%	6.84%

Asset Quality Ratios

Non-performing loans as a percentage of total loans, net	0.39%	0.03%	0.05%	0.19%	0.09%

Non-performing loans as a percentage of total assets	0.29%	0.02%	0.04%	0.15%	0.07%

Allowance for loan losses to non-performing loans	382%	3770%	1837%	422%	866%

______________

   (1)    Dividends declared per share divided by net earnings per diluted share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Forward-Looking Statements

CCF Holding Company (the “Company”) may from time to time make written or oral “forward-looking statements”, including statements contained in the Company’s filings with the Securities and Exchange Commission, in its reports to shareholders and in other communications by the Company, which are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve risks and uncertainties, such as statements of the Company’s plans, objectives, expectations, beliefs, feelings, anticipations, estimates, and intentions, that are subject to change based on various important factors (some of which are beyond the Company’s control). The following factors, among others, could cause the Company’s financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rate and market and monetary fluctuations; the adequacy of the Company’s loan loss reserve; the timely development of and acceptance of new products and services of the Company and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors’ products and services; the willingness of potential customers to substitute competitors’ products and services for the Company’s products and services; the success of the Company in gaining regulatory approval of its products and services, when required; the impact of changes in financial services’ laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; changes in consumers spending and saving habits; terrorism; war and the success of the Company at managing the risks involved in the foregoing.

The Company cautions that these important factors are not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

Critical Accounting Policies

In preparing its financial statements, the Company has adopted various accounting policies that comply with accepted accounting principles generally accepted in the United States of America. Certain accounting policies involve significant judgments and assumptions on the part of management that can have a material impact on the carrying value of assets and liabilities. Management considers such accounting policies to be critical accounting policies. The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant use of estimates and assumptions in the preparation of its consolidated financial statements.

The allowance for loan losses is based on management’s judgment of an amount that is adequate to absorb inherent losses in the existing loan portfolio. The allowance for loan losses is established through a provision for losses based on management’s evaluation of several factors. The evaluation, which includes a review of all loans on which full collection may not be reasonably assumed, considers among other matters, economic conditions, the fair market value or the estimated net realizable value of the underlying collateral, the financial condition of the borrower’s, management’s estimate of probable credit losses, historical loan loss experience, and other factors that warrant recognition in providing for an adequate loan loss allowance.

Recent Developments

On March 19, 2003, the Company declared a $0.05 dividend to shareholders of record on April 4, 2003, with a payment date of April 21, 2003.

On December 19, 2002, the Company declared a $0.05 dividend to shareholders of record on January 2, 2003, with a payment date of January 19, 2003.

On November 19, 2002, the Company declared a three for two stock split paid in the form of a dividend to shareholders of record on December 4, 2002. Payment was made on December 19, 2002. All per share and share detail has been adjusted to reflect the stock split.

On February 1, 2002, the Company completed the sale, through its subsidiary, CCF Capital Trust I, of $4,000,000 of Capital Securities with a maturity date of March 31, 2032 and a liquidation value of $50,000 per Capital Security. Interest on the Capital Securities is to be paid on the last business day of each March, June, September, and December. The interest rate is reset quarterly at a rate equal to the prime rate of interest as announced in the Money Rates section of the Eastern Edition of The Wall Street Journal plus 75 basis points. At December 31, 2002, the prime rate was 4.25% and as a result the interest rate on the Capital Securities is 5.0%. The Company used the proceeds from this offering to reduce its debt and for general corporate purposes, including providing capital to the Bank. The securities issued have a 30-year maturity and may be called at par on any interest payment date after the first five years, at the Company’s option.

Business Strategy

The Bank’s business strategy is to be a flexible, efficient, and financially stable community financial services institution providing a range of real estate lending services, commercial lending, and consumer financial products primarily to the Clayton, Fayette, and Henry County, Georgia areas. Management of the Bank has identified and sought to pursue four primary strategic objectives: (1) to maintain an adequate amount of regulatory capital; (2) to reduce interest rate risk; (3) to maintain good asset quality through continued emphasis on well underwritten consumer, commercial, and residential lending; and (4) to broaden the Bank’s product and customer base to become a more diversified financial institution.

Regulatory Capital. In February 2002, CCF through private placement of the Capital Securities issued by its subsidiary CCF Capital Trust I, a Delaware business trust, raised gross proceeds of $4 million, or net proceeds of $3.75 million. The securities issued are considered tier 1 capital for regulatory capital purposes and it is reported as a long term debt obligation of the Company reflecting the issuance of subordinated debentures by the Company to CCF Capital Trust I in a like principal amount. The proceeds from the sale of the Capital Securities were used to retire $2.5 million of short-term debt, which had been used by the Company to augment the capital of its bank subsidiary, and to infuse $900,000 of additional capital into the Bank. The remainder of the proceeds will be maintained in cash for future needs, including the Bank’s future capital needs. Throughout 2002, the Company made quarterly interest payments under the terms of the Capital Securities. In addition, the Company established a $1.0 line of credit with a correspondent bank.

The Company and the Bank continue to manage their respective capital positions in order to support healthy growth. The Company ended the year 2002 with a total capital to risk weighted assets ratio of 9.75%. The Bank ended the year 2002 with a total capital to risk weighted assets rating of 11.31%. Capital levels at December 31, 2002 are considered well capitalized by regulatory standards.

Reduction of Interest Rate Risk. The Bank manages its interest rate risk through the origination of adjustable-rate loans when market conditions permit. The emphasis in the loan portfolio production continues to be to increase the volume of loans that reprice at least annually, in order to better match the repricing of the Bank’s liabilities.

Asset Quality. The Bank continues to maintain its asset quality through detailed underwriting and thorough analysis of loan requests. The Bank analyzes each loan request from both a credit and a collateral approach. The credit analysis is performed first and if the request meets the credit guidelines of the Bank, the loan is then underwritten to the Bank’s collateral guidelines. The degree of credit analysis performed is based both on the size of the request and the risk exposure. The loan portfolio is constantly reviewed and evaluated to measure the quality of the portfolio and to try and anticipate future problems. If a loan reaches 90 consecutive days without payment in full of all scheduled payments, the Bank places the loan in a non-accrual or non-performing status. At December 31, 2002, the Bank’s ratio of non-performing loans to total loans was 0.39% and to total assets was 0.29%. This compares to 0.03% and 0.02%, respectively at December 31, 2001. The increase in 2002 is due primarily to two commercial loans, totaling $480,601, being restructured. Management has analyzed these two loans and made special allocations in the loan loss reserve to cover any collateral shortfalls should these loans fail to perform as agreed.

Product and Customer Base. The Bank increased the size of its loan portfolio by approximately $6 million, from $188 million at December 31, 2001 to $194 million at December 31, 2002. The increase is attributed to a growth in commercial real estate lending of $7 million or 8%, construction lending of $2 million or 4%, and commercial loans of $5 million or 37%, partially offset by a reduction in consumer lending primarily through indirect lending activities of $6 million or 21% and a reduction in residential mortgage loans outstanding of $2 million or 16%. The Bank continues to sell new residential mortgage originations to Fannie Mae. The Bank’s deposits increased by $15 million or 7%, from $217 million at December 31, 2001, to $232 million at December 31, 2002. This growth in deposits was used to fund the loan growth. In addition, the Bank had FHLB borrowings outstanding as of December 31, 2002 of $5 million. It is expected that 2003 loan growth will continue to be steady in the Bank’s primary market areas as long as long-term borrowing rates remain steady and economic conditions do not worsen. The Bank will seek to continue to expand its customer base through advertising, direct mail and one on one personal visits with prospective customers.

Management of the Bank believes that there are opportunities for growth within the Bank’s primary and adjacent market areas. The Bank intends to manage the growth of deposits and loans in a manner that will ensure its ability to comply with current and future capital requirements as well as manage interest rate risk. As discussed below, with this growth comes risk, and the Bank’s ability to manage this risk will directly impact its financial condition and operating results in future periods.

Asset and Liability Management

Interest Rate Sensitivity. The ability to maximize net interest income is largely dependent on achieving a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. The Bank, like many other financial institutions, is subject to interest rate risk resulting from the difference in the maturity of interest-bearing liabilities (including deposits) and interest-earning assets (including loans) and the volatility of interest rates. Because time deposit accounts, given their longer terms to maturity, react more slowly to market interest rate movements than do many types of loans in the Bank’s portfolio, decreases in interest rates may have an adverse effect on the Bank’s earnings. The Bank reduces this exposure by diversifying its deposit portfolio to include more deposits at primarily variable rates such as NOW and Money Market accounts.

The Bank’s net interest rate spread was 3.99% for the year ended December 31, 2002, and 3.65% for the year ended December 31, 2001. The results of the Company’s cumulative interest sensitivity gap analysis indicate that a fluctuation in interest rates would have only a slight impact on the Bank’s net interest rate spread and earnings, as the ratio of interest sensitive assets to interest sensitive liabilities in the one year time frame approximates one. The Bank is asset sensitive over the short term, which will cause earnings to be higher during rate increases and lower during decreases. However, over a 12-month period net interest income should be minimally affected. In 2002, the Bank continued to experience Federal Reserve interest rate reductions to a prime rate of 4.25%. The reductions continued to affect the Bank’s net interest income as the asset sensitivity outpaced liability repricing. It is expected that approximately six months must pass before all rate reductions can be fully adjusted through both the asset and liability pricing. The interest rate reductions during 2002 brought short-term rates to such a low level that it was not possible to fully offset the reductions in the liability pricing structure without threatening disintermediation of time deposits. Furthermore, transaction account rates were already at such low levels that downward adjustments could not be fully implemented. This caused repricing of the loan portfolio to exceed the ability of the Bank to reprice the transaction account rates.

The Bank attempts to manage the interest rates it pays on deposits while maintaining a stable deposit base and providing quality services to its customers. The Bank has continued to rely primarily on deposits to fund its loan growth. To the extent the Bank is unable to invest these funds in loans originated in the Bank’s market area, it will continue to purchase municipal securities and other high quality investment securities. The decline in interest rates has also meant that yields on investment securities dropped to levels not experienced in the last forty years.

In an effort to manage interest rate risk and provide the Bank with some protection from the negative effect of changes in interest rates, the Bank instituted certain asset and liability management measures, including the following: 1) reduced the maturities or terms of its loans and other assets to reprice interest-earning assets by emphasizing the origination of adjustable rate loans and the purchase of relatively short-term interest-earning investments and mortgage-backed securities; 2) lengthened the maturities of interest-bearing liabilities by encouraging depositors to invest in longer term deposit products offered by the Bank; 3) increased the amount of less rate-sensitive deposits by actively seeking demand deposit accounts; and 4) encouraged long-term depositors to maintain their accounts with the Bank through expanded customer products and services.

Average Balance Sheets. The following table sets forth certain information relating to the Company’s average balance sheets and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

	Year Ended December 31,

	2002			2001

	Average Balance(1)	Interest	Yield	Average Balance (1)	Interest	Yield

	(Dollars in Thousands)

Assets

Interest-earning assets:

Loans (including loan fees)(2)	$193,157	$14,745	7.63%	$181,299	$16,503	9.10%
Taxable investment securities	24,374	1,046	4.29%	27,974	1,616	5.77%
Nontaxable investment securities	3,682	186	5.05%	3,383	170	5.03%
FHLB Stock	847	45	5.31%	867	59	6.81%
Federal Funds Sold	11,375	175	1.54%	9,051	290	3.20%
Interest-earning deposits in other financial institutions	3,073	59	1.92%	3,825	194	5.07%

Total interest-earning assets	236,508	16,256	6.87%	226,399	18,832	8.32%
Other noninterest–earning assets	17,813			16,091

Total assets	$254,321			$242,490

Liabilities and shareholders’ equity:

Interest-bearing liabilities:
Demand deposits	$77,084	1,130	1.47%	$71,938	1,907	2.65%
Regular savings	6,849	66	0.96%	6,214	87	1.40%
Time deposits	118,156	4,616	3.91%	124,715	7,482	6.00%
FHLB advances	6,615	156	2.36%	771	18	2.33%
Line of Credit	212	10	4.72%	2,500	185	7.40%
Note Payable	3,660	195	5.33%	0	0	0.00%
Securities sold under agreements to repurchase	2,635	32	1.21%	2,692	69	2.56%

Total interest-bearing liabilities	215,211	6,205	2.88%	208,830	9,748	4.67%
Non-interest bearing deposits	20,344			16,520
Other noninterest bearing liabilities	1,969			2,378

Shareholders’ equity	16,797			14,742

Total liabilities and shareholders’ equity	$254,321			$242,490

Excess of interest-earning assets over interest-bearing liabilities	$21,297			$17,569

Ratio of interest-earning assets to interest bearing liabilities	109.90%			108.41%
Net interest income		$10,051			$9,084

Net interest spread (3)			3.99%			3.65%

Net yield on average interest-earning assets (4)			4.25%			4.01%

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

Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Company’s interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided as to changes in volume (change in volume multiplied by old rate) and changes in rates (change in rate multiplied by old volume). The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended December 31, 2002 compared to 2001			Year Ended December 31, 2001 compared to 2000

	Changes due to

	Volume	Rate/Yield	Total	Volume	Rate/Yield	Total

	(Dollars in Thousands)
Interest income:
Loans	$1,029	$(2,787)	$(1,758)	$1,734	$(1,386)	$348
Taxable investment securities	(190)	(380)	(570)	(62)	(110)	(172)
Nontaxable investment securities	15	1	16	106	(1)	105
FHLB stock	(1)	(13)	(14)	1	(9)	(8)
Federal Funds Sold	61	(176)	(115)	191	(228)	(37)
Interest-earning deposits in other financial institutions	(32)	(103)	(135)	187	(49)	138

Total interest income	$882	$(3,458)	$(2,576)	$2,157	$(1,783)	$374

Interest expense:

Demand deposits	$127	$(904)	$(777)	$291	$(914)	$(623)
Regular savings	8	(29)	(21)	(12)	(60)	(72)
Time deposits	(376)	(2,490)	(2,866)	854	(112)	742
FHLB advances	138	0	138	(70)	(150)	(220)
Line of credit	(125)	(50)	(175)	74	(26)	48
Notes payable	195	0	195	—	—	—
Securities sold under agreements to repurchase	(1)	(36)	(37)	(25)	(37)	(62)

Total interest expense	(34)	(3,509)	(3,543)	1,112	(1,299)	(187)

Net interest income	$916	$51	$967	$1,045	$(484)	$561

Comparison of Financial Condition at December 31, 2002 and December 31, 2001

Total assets increased $14.2 million, or 5.7%, to $262.0 million in fiscal 2002 compared to $247.8 million in fiscal 2001, with growth primarily in lending activities, funded by increased deposits. The Company used borrowings of $4.0 million from an offering of Capital Securities through CCF Capital Trust I to support capital needs of the Bank and the related growth of the assets. Shareholders’ equity increased by approximately $1.9 million, or 12.0%, to $17.7 million at December 31, 2002, from $15.8 million at December 31, 2001. The increase was attributable to net income of approximately $1.96 million and an increase of net unrealized holding gains on investment and mortgage backed securities available for sale of approximately $77,000. The Company carries at fair value its securities available for sale, with unrealized gains and losses, net of income tax effects, recorded as a separate component of shareholders’ equity in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115. Because the Company’s portfolio of securities is classified as available for sale, volatility in the fair value of such securities could continue during periods of changing market interest rates.

Comparison of Operating Results For The Fiscal Years Ended December 31, 2002 and December 31, 2001

Net Income. The Company’s net income increased by $533,000, or 37.3%, to $1.96 million in 2002 from $1.43 million in 2001. The increase was primarily due to the $967,000 or 10.6% increase in net interest income from $9.08 million in 2001 to $10.05 million in 2002. Additionally, a decrease of other expenses by 2.4% to $7.69 million in 2002 from $7.88 million in 2001 contributed to the increase in net income. The decrease in other expenses is primarily due to a one-time pre-tax charge of $492,450 associated with acceleration of the repayment of the loan associated with Company’s ESOP and MSBP benefit plans in 2001. The increase in net interest income is primarily due to the decrease in interest expense paid on deposit accounts outpacing decreases in interest earning assets during 2002. Typically deposit account interest rates require longer adjustment periods when rate reductions are required. The effects of the Federal Reserve Bank rate reductions in 2001 were not fully realized until approximately mid-year 2002.

Net Interest Income. Net interest income (before provision for loan losses) increased $967,000, or 10.6%, to $10.05 million in 2002 from $9.08 million in 2001. This increase was primarily due to a decrease in interest expense on deposits of $3.68 million.

Provision For Loan Losses. The Bank increased the provision for loan losses from $662,000 at December 31, 2001 to $1.05 million at December 31, 2002. The increase was due to management’s assessment of the risk inherent in the portfolio and the assessment of the risk relative to the changes in the size of the portfolio as well as external forces such as economic conditions. The Bank’s allowance for loan losses increased from $2.1 million at December 31, 2001, to $2.8 million at December 31, 2002. The reserve as a percentage of total outstanding loans was at 1.47% at year-end 2002, as compared to 1.14% at year-end 2001. The Bank periodically evaluates the adequacy of the allowance for loan losses based on a review of all significant loans, with particular emphasis on impaired, non-performing, past due and other loans that management believes require special attention. The Bank also utilized an independent loan review process in assessing the overall adequacy of the allowance for loan losses. Management believes that the allowance for loan losses is adequate. Management will continue to monitor and adjust the allowance as necessary in future periods based on growth in the loan portfolio, loss experience, condition of borrowers, and continued monitoring of local economic conditions, as well as, any other external factors. If the size of the loan portfolio continues to increase and the relative proportion in the portfolio of commercial and construction loans increases, it is expected that the provision for loan losses will increase in order to maintain the allowance for loan losses at an adequate level.

The following table sets forth the allocation of the allowance for loan losses by loan category and the percent of loans in each loan category to total loans for the periods indicated.

	At December 31, 2002		At December 31, 2001

	Allocated Allowance	Percent of Loans in each Category to Total Loans	Allocated Allowance	Percent of Loans in each Category to Total Loans

	(Dollars in Thousands)
Balance at end of period applicable to:
Permanent residential mortgage	$48	5.94%	$24	7.27%
Construction Acquisition & Development	922	27.46%	1,139	27.27%
Commercial and commercial real estate	1,604	55.29%	820	50.62%
Consumer and other	280	11.31%	166	14.84%

Total	$2,854	100.00%	$2,149	100.00%

Other Income. Other income increased by $16,000, or 1.0%, to $1.6 million in 2002 from $1.5 million in 2001. The major component of the increase was a one-time gain of $413,000 in 2001 realized from the insurance proceeds resulting from the fire loss at the Bank’s Forest Park office, which occurred in June 2000. In 2002, increases in service charges on deposit accounts amounted to $175,000 or 23.7% over 2001, from $735,000 in 2001 to $910,000 in 2002. Other operating income increased $208,000 from $354,000 in 2001, to $563,000 in 2002. This was due primarily to an increase in income from bank owned life insurance of $140,000 or 190.8% from $73,000 in 2001 to $213,000 in 2002. Additionally, income from investment services increased $33,000 from $146,000 in 2001 to $179,000 in 2002.

Other Expenses. Other expenses decreased from $7.9 million in 2001 to $7.7 million in 2002, representing a 2.7% decrease. Included in this decrease is a decrease of $290,000 in salaries and benefits. Salaries and benefits in 2001 included $492,000 associated with acceleration of the principal repayments on the Company’s ESOP and MSBP benefits plans. Occupancy expenses and other expenses increased $80,000 or 2.4% from $3.2 million in 2001 to $3.3 million in 2002.

Income Tax Expense. Income tax expense as a percent of income before taxes was 31.7% in 2001 and 2002.

Liquidity. The Bank is required to maintain minimum levels of liquid assets as defined by the State of Georgia and FDIC regulations. The Bank’s short-term liquidity at December 31, 2002, was 17.47%, which was above the Bank’s goal of 15%. The Bank continues to search for deposits and other means of meeting its loan demand. The Bank adjusts its liquidity level as appropriate to meet its asset/liability objectives. The primary sources of funds are deposits, amortization and prepayments of loans and mortgage-backed securities, maturity of investments, and funds provided from operations. As an alternative to supplement liquidity needs, the Bank has the ability to borrow from the FHLB and other correspondent banks. These commitments totaled $35.5 million at December 31, 2002 with $5.0 million in outstanding balances. Scheduled loan amortization and maturing investment securities are a relatively predictable source of funds, however, deposit flow and loan prepayments are greatly influenced by, among other things, market interest rates, economic conditions, and competition. The Bank’s liquidity, represented by cash, cash equivalents, and securities available for sale, is a product of its operating, investing, and financing activities.

Impact of Inflation and Changing Prices. The financial statements and related data have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without consideration for changes in the relative purchasing power of money over time caused by inflation.

Unlike industrial companies, nearly all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since such goods and services are affected by inflation. In the current interest rate environment, liquidity and the maturity structure of the Bank’s assets and liabilities are critical to the maintenance of acceptable performance levels.

Other Important Events. The Bank closed its Morrow, Georgia office in July 2001. The inability to grow deposits and income in the Morrow office location was the primary factor in this decision. The existing deposits of the Morrow office have been consolidated into the Forest Park and Jonesboro branches in Clayton County.

The Bank completed construction of its second branch location in Fayette County, Georgia in November 2001. This location, Towne Center, is an out parcel of a major retail shopping center located in an area of residential housing and retail shopping.

In December 2001, the Company settled with the insurance provider resulting in the pretax gain amount of $413,000 related to the property loss due to fire at the Forest Park office. The Company renovated an existing building and constructed a drive-thru facility on the same site during the third quarter of 2001.

In February 2002, the Bank sold the property owned on Georgia Highway 155 in Stockbridge, originally acquired for a future branch location. The Bank had concerns that zoning and infrastructure issues would unduly delay our intended use of the property.

The Bank sold property it owned on Georgia Highway 20/81 in McDonough to a group of investors in December 2002. The investors have included in their plan the construction of a branch for the Bank. The Company has entered into a long-term lease agreement for this purpose and expects to occupy the branch facility in late summer 2003.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
CCF Holding Company

We have audited the accompanying consolidated balance sheets of CCF Holding Company and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of earnings, comprehensive income, shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CCF Holding Company and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Porter Keadle Moore, LLP

Atlanta, Georgia
February 14, 2003

CCF HOLDING COMPANY AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2002 and 2001

	2002	2001

Assets

Cash and due from banks, including reserve requirements of $100,000 and $1,757,000	$7,181,709	6,526,611
Interest-bearing deposits in other financial institutions	7,396,251	262,282
Federal funds sold	8,120,227	5,210,000

Cash and cash equivalents	22,698,187	11,998,893

Investment securities available-for-sale	33,569,843	37,357,827
Federal Home Loan Bank stock, at cost	750,000	880,000
Loans, net	190,968,808	185,655,858
Premises and equipment, net	6,858,478	7,517,211
Accrued interest receivable	1,127,988	1,374,672
Cash surrender value of life insurance	4,341,591	1,475,608
Other assets	1,677,695	1,540,415

	$261,992,590	247,800,484

Liabilities and Shareholders’ Equity

Deposits:
Noninterest-bearing demand deposits	$23,609,262	18,085,791
Interest-bearing demand deposits	83,893,015	73,860,275
Savings accounts	6,937,688	6,462,333
Time deposits less than $100,000	88,921,841	91,407,010
Time deposits greater than $100,000	28,425,650	27,438,706

Total deposits	231,787,456	217,254,115

Securities sold under agreements to repurchase	2,084,604	2,415,542
Federal Home Loan Bank advances	5,000,000	8,000,000
Line of credit	—	2,500,000
Notes payable	4,000,000	—
Other liabilities	1,380,300	1,817,630

Total liabilities	244,252,360	231,987,287

Commitments
Shareholders’ equity:
Preferred stock, no par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $.10 par value, 4,000,000 shares authorized; 1,466,767 issued and outstanding in 2002; 1,468,808 shares issued and outstanding in 2001	146,677	146,881
Additional paid-in capital	9,005,946	9,045,065
Retained earnings	8,260,523	6,371,172
Accumulated other comprehensive income	327,084	250,079

Total shareholders’ equity	17,740,230	15,813,197

	$261,992,590	247,800,484

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARIES

Consolidated Statements of Earnings

For the Years Ended December 31, 2002 and 2001

	2002	2001

Interest and dividend income:
Interest and fees on loans	$14,744,978	16,502,943
Interest bearing deposits in other financial institutions and federal funds sold	233,561	543,102
Interest and dividends on taxable investment securities	1,091,528	1,615,891
Interest on nontaxable investment securities	185,765	170,004

Total interest income	16,255,832	18,831,940

Interest expense:
Deposit accounts	5,811,887	9,497,179
Other borrowings	392,838	250,606

Total interest expense	6,204,725	9,747,785

Net interest income	10,051,107	9,084,155

Provision for loan losses	1,053,750	662,451

Net interest income after provision for loan losses	8,997,357	8,421,704

Other operating income:
Service charges on deposit accounts	909,596	734,997
Net gain on sale of investment securities	33,947	47,297
Gain on disposal of fixed assets	59,482	413,145
Other	562,640	354,049

Total other operating income	1,565,665	1,549,488

Other operating expenses:
Salaries and employee benefits	4,363,103	4,653,286
Occupancy	1,622,045	1,518,882
Other	1,704,114	1,706,572

Total other operating expenses	7,689,262	7,878,740

Earnings before income taxes	2,873,760	2,092,452

Income tax expense	911,070	663,157

Net earnings	$1,962,690	1,429,295

Basic earnings per share	$1.34	.98

Diluted earnings per share	$1.26	.94

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2002 and 2001

	2002	2001

Net earnings	$1,962,690	1,429,295

Other comprehensive income:
Unrealized holding gains on investment securities available-for-sale	152,417	414,583
Associated taxes	(53,346)	(145,104)

Reclassification adjustment for gains on sales of investment securities available-for-sale	(33,947)	(47,297)
Associated taxes	11,881	16,554

Total other comprehensive income, net of tax	77,005	238,736

Total comprehensive income	$2,039,695	1,668,031

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

For the Years Ended December 31, 2002 and 2001

	Common Stock		Additional Paid-in Capital	Retained Earnings	Unearned ESOP	Unearned Compensation	Treasury Stock		Accumulated Other Comprehensive Income

	Shares	Amount					Shares	Amount		Total

Balance, December 31, 2000	1,477,767	$147,777	9,042,284	4,941,877	(324,000)	(153,144)	5,423	$(35,731)	11,343	13,630,406

Net earnings	—	—	—	1,429,295	—	—	—	—	—	1,429,295
Retirement of common stock	(3,536)	(354)	(27,348)	—	—	—	—	—	—	(27,702)
Retirement of treasury stock	(5,423)	(542)	(35,189)	—	—	—	(5,423)	35,731	—	—
ESOP shares allocated	—	—	65,318	—	324,000	—	—	—	—	389,318
Earned compensation under management stock bonus plan	—	—	—	—	—	153,144	—	—	—	153,144
Unrealized gains on investment Securities available-for-sale, net of tax	—	—	—	—	—	—	—	—	238,736	238,736

Balance, December 31, 2001	1,468,808	146,881	9,045,065	6,371,172	—	—	—	—	250,079	15,813,197

Net earnings	—	—	—	1,962,690	—	—	—	—	—	1,962,690
Cash paid in lieu of fractional shares	(58)	(6)	(1,326)	—	—	—	—	—	—	(1,332)
Retirement of common stock	(2,733)	(273)	(42,717)	—	—	—	—	—	—	(42,990)
Exercised stock options	750	75	4,924	—	—	—	—	—	—	4,999
Cash dividend declared ($.05)	—	—	—	(73,339)	—	—	—	—	—	(73,339)

Unrealized gains on investment Securities available-for-sale, net of tax	—	—	—	—	—	—	—	—	77,005	77,005

Balance, December 31, 2002	1,466,767	$146,677	9,005,946	8,260,523	—	—	—	$—	327,084	17,740,230

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2002 and 2001

	2002	2001

Cash flows from operating activities:
Net earnings	$1,962,690	1,429,295
Adjustments to reconcile net earnings to net cash provided by operating activities:
Provision for loan losses	1,053,750	662,451
Depreciation, amortization and accretion	783,670	410,202
Deferred income tax benefit	(383,867)	(70,345)
Allocations related to ESOP and MSBP benefits	—	542,462
Net gain on sale of investment securities available-for-sale	(33,947)	(47,297)
Net gain on disposal sale of premises and equipment	(59,482)	(413,145)
Increase in cash surrender value of life insurance	(213,319)	(73,360)
Change in accrued interest receivable	246,684	334,194
Change in other assets	(23,072)	(36,217)
Change in other liabilities	(510,669)	(245,292)

Net cash provided by operating activities	2,822,438	2,492,948

Cash flows from investing activities:
Proceeds from maturities and called investment securities available-for-sale	30,871,688	43,060,919
Proceeds from sales of investment securities available-for-sale	2,043,990	6,771,890
Purchases of investment securities available-for-sale	(29,101,551)	(50,196,765)
Sale of FHLB stock	130,000	—
Net increase in loans	(6,366,700)	(14,979,856)
Proceeds from sale of foreclosed property	228,195	213,928
Purchases of premises and equipment	(371,030)	(1,721,390)
Proceeds from sale of equipment	431,848	—
Purchase of life insurance policies	(2,652,664)	—
Proceeds from insurance policies related to the destruction of premises	—	483,813

Net cash used in investing activities	(4,786,224)	(16,293,969)

Cash flows from financing activities:
Net increase in deposits	14,533,341	8,839,040
Change in securities sold under agreements to repurchase	(330,938)	589,054
Federal Home Loan Bank advances	5,000,000	8,000,000
Repayment of Federal Home Loan Bank advances	(8,000,000)	—
Repayment of line of credit	(2,500,000)	—
Proceeds from issuance of trust preferred securities	4,000,000
Dividends paid	—	(74,406)
Exercise of stock options	4,999	—
Retirement of common stock	(44,322)	(27,702)

Net cash provided by financing activities	12,663,080	17,325,986

Increase in cash and cash equivalents	10,699,294	3,451,473

Cash and cash equivalents at beginning of period	11,998,893	8,547,420

Cash and cash equivalents at end of period	$22,698,187	11,998,893

Supplemental disclosures for cash flow information and noncash financing activities:
Interest paid	$6,358,991	9,934,778

Income taxes paid	$1,237,217	746,000

Changes in dividends payable	$73,339	74,406

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)       Summary of Significant Accounting Policies

Organization

CCF Holding Company (the “Company”) is incorporated in the state of Georgia as a state chartered bank holding company whose business is conducted by its wholly owned bank subsidiary, Heritage Bank (the “Bank”). The Company and the Bank are primarily regulated by the State of Georgia Department of Banking and Finance (the “GDBF”) and the Federal Deposit Insurance Corporation (the “FDIC”) and are subject to periodic examinations by these regulatory authorities.

The Bank provides a full range of banking services to individual and corporate customers through its main office in Jonesboro, Georgia and four Georgia branch offices located in Clayton, Fayette and Henry Counties. The Bank primarily competes with other financial institutions in its market area, which it considers to be South Metropolitan Atlanta.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain 2001 amounts have been reclassified to conform to the 2002 presentation.

The accounting principles followed by the Company and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America (“GAAP”) and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses and the valuation of real estate acquired in connection with or in lieu of foreclosure on loans.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers amounts due from banks, interest-bearing deposits in other financial institutions and federal funds sold to be cash equivalents.

Investment Securities

The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for sale in the near term. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. The Company’s current investment policy prohibits trading activity.

Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains or losses associated with transfers of securities from held-to-maturity to available-for-sale are recorded as a separate component of shareholders’ equity.

Available-for-sale securities consist of investment securities not classified as trading securities or held-to-maturity securities and are recorded at fair value. Unrealized holding gains and losses on securities available-for-sale are excluded from earnings and are reported as a separate component of shareholders’ equity until realized.

A decline in the market value of any available-for-sale or held-to-maturity investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Federal Home Loan Bank Stock

Investment in Federal Home Loan Bank stock is required of federally insured financial institutions that utilize their services. No ready market exists for the stock and it has no quoted market value.

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)       Summary of Significant Accounting Policies, continued

Loans and Allowance for Loan Losses

Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at the principal amount outstanding, net of the allowance for loan losses and any deferred fees or costs on originated loans. Interest on all loans is calculated using the simple interest method on the daily balance of the principal amount outstanding.

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

A loan is considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Interest income from impaired loans is recognized using a cash basis method of accounting.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collection of principal is unlikely. The Bank has established a loan grading system whose classifications are consistent with those used by the Bank’s regulators. Management utilizes this system to evaluate the adequacy of its allowance for loan losses. Allocations of loss are calculated based on expected loss ratios for each loan classification. These ratios have been determined considering the Bank’s historical loss rates and losses experienced by its peer group. For individually significant loans deemed to be impaired, a specific allowance is established based on the expected collectibility considering the borrower’s cash flow and the adequacy of the collateral coverage. The results of the Bank’s evaluation are compared to the recorded allowance for loan losses and significant deviations are adjusted by increasing or decreasing the provision for loan losses. Additionally, management utilizes the services of an independent third party loan reviewer to validate its internal grading system and to provide additional analysis in determining the adequacy of the allowance.

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

Securities Sold Under Agreements To Repurchase

Securities sold under agreements to repurchase are secured borrowings from customers, are treated as financing activities, and are carried at the amounts at which the securities will be subsequently reacquired as specified in the respective agreements.

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)            Summary of Significant Accounting Policies, continued

Income Taxes

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

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company’s assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Stock Compensation Plans

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Under Opinion No. 25, stock options issued under the Company’s stock option plan have no intrinsic value at the grant date and, as such, no compensation cost is recognized. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as such, has provided proforma disclosures of net earnings and earnings per share and other disclosures, as if the fair value method of accounting had been applied. Had compensation cost for the plan been determined based upon the fair value of the options at the grant dates, the Company’s net earnings and net earnings per share would have been reduced to the proforma amounts indicated below:

		2002	2001

Net earnings	As reported	$1,962,690	1,429,295
	Proforma	$1,889,294	1,281,182

Basic earnings per share	As reported	$1.34	.98
	Proforma	$1.29	.83

Diluted earnings per share	As reported	$1.26	.94
	Proforma	$1.21	.79

The weighted average fair value of options granted was $5.12 and $6.36 for the years ended December 31, 2002 and 2001, respectively, based on estimates as of the date of grant using the Black Scholes pricing model. The following weighted average assumptions were used for grants in 2002 and 2001, respectively: dividend yield of .003% and 0.0%, a risk free interest rate of 3.5% and 4.8%, expected volatility of 23% and 32%, respectively, and an expected life of seven years. The difference between the net earnings as reported and proforma is the expense associated with the grants which would have been earned in the period. This expense was calculated based on the number of options vested during the period multiplied by the fair value at the time of grant net of tax effect.

Comprehensive Income

GAAP generally requires that recognized revenues, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheets, such items along with net earnings, are components of comprehensive income. The Company presents comprehensive income in a separate consolidated statement of comprehensive income.

CCF HOLDING COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements, continued

(1)           Summary of Significant Accounting Policies, continued

Net Earnings Per Share

During 2002, the Company announced a three for two stock split effected in the form of a stock dividend for shareholders of record on December 4, 2002. All share and per share amounts included in the financial statements and accompanying notes have been restated to reflect the change in the number of shares outstanding as of the beginning of the earliest period presented.

Basic earnings per share are based on the weighted average number of common shares outstanding during the period while the effects of potential shares outstanding during the period are included in diluted earnings per share. The reconciliation of the amounts used in the computation of both “basic earnings per share” and “diluted earnings per share” for each period is presented as follows:

For the year ended December 31, 2002	Net Earnings	Common Shares	Per Share Amount

Basic earnings per share	$1,962,690	1,467,371	$1.34

Effect of stock options	—	96,417	(.08)

Diluted earnings per share	$1,962,690	1,563,788	$1.26

For the year ended December 31, 2001	Net Earnings	Common Shares	Per Share Amount

Basic earnings per share	$1,429,295	1,464,761	$.98

Effect of stock options	—	48,297	(.04)

Diluted earnings per share	$1,429,295	1,513,158	$.94

(2)           Investment Securities Available-for-Sale

At December 31, 2002 and 2001, investment securities available-for-sale consisted of the following:

	December 31, 2002

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. Treasury and U.S. Government agency obligations	$28,044,730	268,934	2,225	28,311,439
Municipal securities	3,556,263	218,189	—	3,774,452
Mortgage-backed securities	1,465,643	18,309	—	1,483,952

	$33,066,636	505,432	2,225	33,569,843

	December 31, 2001

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. Treasury and U.S. Government agency obligations	$33,369,382	386,902	34,853	33,721,431
Municipal securities	3,561,126	54,471	22,987	3,592,610
Mortgage-backed securities	42,582	1,204	—	43,786

	$36,973,090	442,577	57,840	37,357,827

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(2)           Investment Securities Available-for-Sale, continued

For the years ended December 31, 2002 and 2001, the Company sold investment securities available-for-sale for $2,043,990 and $6,771,890, respectively, with the following gross gains and losses recognized:

	2002	2001

Gross gains	$33,947	50,457
Gross losses	—	(3,160)

Net gain	$33,947	47,297

The amortized cost and fair values of securities available-for-sale at December 31, 2002, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value

Due within one year	$18,016,351	18,080,924
Due after one year through five years	9,691,274	9,896,945
Due after five years	3,893,368	4,108,022
Mortgage-backed securities	1,465,643	1,483,952

	$33,066,636	33,569,843

Investment securities with approximate aggregate carrying amounts of $23,385,000 and $22,035,000 at December 31, 2002 and December 31, 2001, respectively, were pledged to secure public deposits and repurchase agreements.

(3)           Loans

Major classifications of loans at December 31, 2002 and 2001 are presented below:

	2002	2001

Commercial real estate	$89,009,212	81,944,539
Commercial	18,356,555	13,376,677
Real estate - mortgage	11,528,958	13,680,528
Real estate - construction	53,322,147	51,336,737
Installment and other consumer	21,972,117	27,946,493

Total loans	194,188,989	188,284,974
Less: Unearned fees	366,431	479,752
Allowance for loan losses	2,853,750	2,149,364

Total loans, net	$190,968,808	185,655,858

The Company extends credit to customers throughout its market area, which includes the Georgia counties of Clayton, Fayette and Henry. Most of the Bank’s loans are collateralized by real estate in these Georgia counties and a substantial portion of its borrowers’ ability to repay such loans is dependent upon the economy in the Company’s market area. As of December 31, 2002, loans outstanding totaling approximately $21,495,000 were pledged as collateral to the FHLB for outstanding borrowings.

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(3)           Loans, continued

An analysis of the activity in the allowance for loan losses is presented below:

	2002	2001

Balance at beginning of period	$2,149,364	1,708,172
Provision for losses on loans	1,053,750	662,451
Loan charge-offs	(1,018,009)	(272,941)
Loan recoveries	668,645	51,682

Balance at end of period	$2,853,750	2,149,364

As of December 31, 2002 and 2001, the Bank serviced loans for others with approximate outstanding balances of $29,369,000 and $29,214,000, respectively.

(4)           Premises and Equipment

A summary of premises and equipment at December 31, 2002 and 2001 is as follows:

	2002	2001

Land	$1,670,272	1,970,667
Buildings and improvements	4,504,274	4,614,042
Furniture and equipment	3,854,971	3,529,662
Construction in progress	104,632	47,749
Leasehold improvements	136,654	136,654

	10,270,803	10,298,774

Less: Accumulated depreciation	3,412,325	2,781,563

	$6,858,478	7,517,211

Depreciation expense for the years ended December 31, 2002 and 2001 was approximately $657,000 and $622,000, respectively. During 2000, the Company incurred significant damage to its Forest Park Branch and, as a result, in 2001 the Company received $828,083 in insurance proceeds and retired the related assets with a recorded basis of $199,290.

(5)           Deposits

At December 31, 2002, the scheduled maturities of time deposits are as follows:

2003	$80,597,846
2004	19,646,034
2005	7,420,789
2006	793,787
2007	8,889,035

$117,347,491

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(6)           Income Taxes

The components of income tax expense are as follows:

	2002	2001

Current expense	$1,294,937	733,502
Deferred benefit	(383,867)	(70,345)

	$911,070	663,157

The differences between income tax expense and the amount computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001

Pretax income at statutory rate	$977,078	711,433
Add (deduct):
State income taxes, net of federal effect	—	20,963
Tax exempt interest	(63,160)	(57,801)
Increase in cash surrender value of life insurance	(80,172)	(24,942)
Other	77,324	13,504

	$911,070	663,157

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001, are presented below:

	2002	2001

Deferred tax assets:
Allowance for loan losses	$1,094,986	774,921
Deferred Compensation	56,005	—
State tax credit carryforwards	—	62,205
Other	12,832	52,326

Total gross deferred tax assets	1,163,823	889,452

Deferred tax liabilities:
Deferred loan fees	243,167	336,097
Net unrealized gains on investment securities available-for-sale	176,122	134,658
Premises and equipment	304,970	311,824
Federal Home Loan Bank stock dividends	147,095	147,095
Other	58,227	67,939

Total gross deferred tax liabilities	929,581	997,613

Net deferred tax assets (liabilities)	$234,242	(108,161)

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(6)           Income Taxes, continued

Prior to January 1, 1996, the Company was permitted under the Internal Revenue Code (the “Code”) a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. The provisions of the Code permitted the Company to deduct from taxable income an allowance for bad debts based on the greater of a percentage of taxable income before such deduction or actual loss experience. Retained earnings at December 31, 2000 include approximately $675,000 for which no deferred Federal income tax liability has been recognized. The amounts represent an allocation of income for bad debt deductions for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the current corporate income tax rate.

(7)           Federal Home Loan Bank Advances and Lines of Credit

At December 31, 2002, the Bank had $21,000,000 available under a $26,000,000 secured line of credit with the Federal Home Loan Bank (“FHLB”) of Atlanta. Under the terms of the loan agreement, the FHLB will extend funding to the Bank up to 10% of the Bank’s assets based on the total assets reported for the most recent quarter. The available amount is also subject to the availability of qualifying collateral. The total available line noted was based on the Bank’s total assets as of December 31, 2002. At December 31, 2001, the Bank had $2,000,000 available under a $10,000,000 secured line of credit with the FHLB.

The following advances were outstanding at December 31, 2002 and 2001 and require quarterly interest payments:

December 31, 2002
Advance	Interest Basis	Current Rate	Maturity

$ 5,000,000	Fixed	2.71%	July 2004

December 31, 2001
Advance	Interest Basis	Current Rate	Maturity

$ 5,000,000	Fixed	2.18%	November 2002
$ 3,000,000	Variable	FHLB Daily Rate	December 2002

At December 31, 2002 and 2001, the facility was collateralized by $6,414,000 and $8,198,000, respectively, of the Bank’s outstanding 1 to 4 family first mortgage loan portfolio.

The Bank also had unused lines of credit for overnight borrowing of $8,500,000 and $5,000,000 at December 31, 2002 and 2001, respectively.

During 2002, the Company entered into an additional line of credit agreement with a correspondent bank totaling $1,000,000. Under the new agreement, the line accrues interest at prime minus 100 basis points and matures January 30, 2004. The facility is collateralized by the stock of the Bank. The line of credit also includes certain covenants including requirements to maintain defined levels of tangible net worth, net income and capital. Additionally, the note includes limitations on the Company’s leveraging and dividend payments. As of December 31, 2002, management believes the Company is in compliance with stated covenants.

Additionally, during 2001 the Company entered into a modification agreement of its existing line of credit. The line was increased from $2,500,000 to $3,500,000, of which $2,500,000 was outstanding as of December 31, 2001. Under the agreement, the line accrued interest at prime minus 25 basis points and matured March 31, 2002. The facility was collateralized by the stock of the Bank. This line was repaid during 2002 with funds provided by the Trust Preferred Securities.

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(8)           Notes Payable

In 2002, the Company issued $4,000,000 of Trust Preferred Securities (the “Securities”) through a wholly owned subsidiary of the Company, CCF Capital Trust I. The Trust Preferred Securities pay quarterly dividends based on a rate of prime plus 75 basis points. At December 31, 2002, the prime rate was 4.25%. The Securities cannot be redeemed for a period of five years from the date of issuance and have a final maturity of 30 years from the date of issuance. Dividends are cumulative and deferrable for a period not to exceed five years. The Securities also qualify as Tier I capital, with certain limitations, and amounts not qualified for Tier I capital are included in Tier II capital.

(9)           Preferred Stock

The Company is authorized to issue 1,000,000 shares of no par value preferred stock. At December 31, 2002 and 2001, there were no shares issued and outstanding. The Board of Directors of the Company is authorized to issue preferred stock and to fix and state voting powers, designations, preferences, or other special rights of such shares and the qualifications, limitations, and restrictions thereof, subject to regulatory approval but without shareholder approval.

(10)         Employee Benefit Plans

401(k) Profit Sharing Plan
The Company has a tax-qualified defined contribution profit sharing plan (the “Plan”) for the benefit of its employees. All full-time employees become eligible to participate in the Plan after completing one year of service. Under the Plan, employees may voluntarily elect to defer up to 15% of their compensation, not to exceed applicable limits. Company contributions were $1.00 for each $1.00 of employee contribution up to 5% of the employee’s compensation. Such matching contributions begin to vest after the first year at a rate of 20% per year with full vesting after five years. Additionally, the Company may contribute an annual discretionary contribution to the Plan based upon a number of factors, such as the Company’s retained earnings, profits, regulatory capital, and employee performance. Contributions by the Company to the Plan during the years ended December 31, 2002 and 2001 totaled approximately $105,000 and $82,000, respectively.

Employee Stock Ownership Plan
The company also has an employee stock ownership plan (the “ESOP”) for the exclusive benefit of participating employees who have completed one year of service with the Company and have attained age 21. Benefits to participants may be paid either in shares of the Company’s common stock or in cash. The ESOP was approved to borrow funds from the Company to acquire up to 10% of the common stock of the Company. During 1995, the ESOP borrowed $720,000 from the Company to acquire 87,120 shares of Company common stock at approximately $8 per share.

In February 2001, the Company accelerated the principal payments associated with its internally leveraged ESOP. The Company recorded a one time pretax charge of approximately $389,000 in connection with this transaction. The acceleration of payments to the ESOP did not alter the vesting period of the plan participants.

Stock Option Plan

In January 1996, the Company approved a stock option plan (the “Option Plan”) whereby 205,228 authorized shares of common stock were reserved for issuance by the Company upon exercise of stock options granted to officers, directors, and employees of the Company from time to time. Options constitute both incentive stock options and non-qualified stock options. Options awarded to officers and directors are exercisable at a rate of 20% annually with the first 20% exercisable on the one-year anniversary of the date of grant. Any shares subject to an award which expires or are terminated unexercised will again be available for issuance. The Option Plan has a term of ten years, unless terminated earlier. The exercise price per share for nonqualified and incentive stock options shall be the price as determined by an option committee, but not less than the fair market value of the common stock on the date of grant.

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(10)         Employee Benefit Plans, continued

In December 2000, the Company approved a stock option plan (the “2000 Option Plan”) whereby 119,250 shares of common stock (either authorized shares or shares purchased in the market) are available to be granted to officers, directors, and employees of the Company from time to time. Options constitute both incentive stock options and non-qualified stock options. Terms of the 2000 Option Plan are similar to that of the Option Plan with the exception that options granted are immediately vested and that a minimum of six months must elapse between the date of the grant of an option and the date of the sale of the common stock received through the exercise of the option. At December 31, 2002, there were 78,860 shares available under the Option Plan and the 2000 Option Plan.

Stock option activity is as follows:

	2002	2001

Options outstanding at beginning of period	231,291	187,116
Options granted	17,175	44,175
Options exercised	(750)	—
Options canceled	(1,049)	—

Options outstanding at end of period	246,667	231,291

Options exercisable at end of period	217,508	132,104

Weighted-average option prices per share:
Options granted during the period	$17.10	11.17

Options canceled during the period	$14.49	—

Options exercised during the period	$6.67	—

Options outstanding at end of period	$8.81	10.13

A summary of options and warrants outstanding as of December 31, 2002 is presented below:

Options Outstanding	Range of Price per Share			Weighted Average Price Per Share	Years Remaining	Options Currently Exercisable	Weighted Average Price Per Share

185,464	$ 6.67	–	9.50	$ 7.12	5	168,275	6.94
29,850	10.14	–	13.21	11.85	7	17,880	12.14
31,353	14.49	–	17.10	15.92	10	31,353	15.92

246,667	$ 6.67	–	17.10	$ 8.81	6	217,508	8.66

Management Stock Bonus Plan
In January 1996, the Company adopted a Management Stock Bonus Plan (the “MSBP”). Under the terms of the MSBP, a total of 57,608 shares of the Company’s common stock is available for the granting awards during a period of up to ten years. The market value of the common stock at the date of award is included as a reduction of shareholders’ equity in the consolidated balance sheets and is recorded as compensation expense using the straight-line method over the vesting period of the awards. The awards vest pro rata over five years at each anniversary of the award. The Company recognized expense associated with the MSBP of $86,034 for the year ended December 31, 2001.

In February 2001, the Company accelerated the principal payments associated with its internally leveraged MSBP Plan of 1995. The Company recorded compensation expense of approximately $153,000 in connection with this transaction. The acceleration of payments to the MSBP did not alter the vesting period of the plan participants.

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(10)         Employee Benefit Plans, continued

Life Insurance Policies
The Company adopted a defined contribution post retirement benefit plan to provide retirement benefits to certain of the Company’s executive officers and to provide death benefits for the designated beneficiaries. Under this plan, single-premium, split-dollar, whole-life insurance contracts were purchased on certain executive officers. The increase in the cash surrender value of the contracts, less the Bank’s cost of funds, constitutes the Company’s contribution to the plan each year. In the event the insurance contracts fail to produce positive returns, the Company has no obligations to contribute to the plan. For the years ended December 31, 2002 and 2001, the Company incurred expenses of $95,523 and $25,150, respectively, in connection with this plan.

(11)         Commitments

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

The Company’s exposure to credit loss, in the event of nonperformance by the customer for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for recorded loans.

The following summarizes commitments as of December 31, 2002 and 2001:

	Approximate Contract Amount

	2002	2001

	(in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$23,696	29,300
Standby letters of credit	$950	808

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the borrower.

The Company has entered into contracts with certain members of management which stipulate a term and annual base salary. The contracts include provisions to terminate the agreements for “just cause” which is defined in the contracts. If such members of management are relieved of their position without just cause, the employee is entitled to a continuation of salary from the termination date through the remaining term of the agreement. Certain of these employment agreements contain a provision stating that in the event of any change in control of the Company which results in involuntary termination of employment within one year, the officer will be paid a lump sum distribution equal to 2.99 times the individual’s base compensation.

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(12)     Fair Values of Financial Instruments

SFAS No. 107, “Disclosure About Fair Value of Financial Instruments,” requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions would significantly affect the estimates.

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

Investment securities available-for-sale

Fair values for investment securities available-for-sale are based on quoted market prices.

Federal Home Loan Bank stock

The carrying amount is considered a reasonable estimate of fair value.

Loans

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

Fair value approximates the carrying value of such liabilities due to their short-term nature.

Federal Home Loan Bank advances

The carrying amounts of the Federal Home Loan Bank advances approximate their fair values as the advances are based on a floating interest rate or represent short term maturities.

Line of credit and notes payable

Advances on the line of credit and outstanding notes payable bear interest on a floating basis, and as such, the carrying amount approximates fair value.

Commitments to extend credit, standby letters of credit

Off-balance sheet instruments (commitments to extend credit and standby letters of credit) are generally short-term and at variable interest rates. Therefore, both the carrying value and estimated fair value associated with these instruments are immaterial.

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(12)     Fair Values of Financial Instruments, continued

The carrying amount and estimated fair value of the Company’s financial instruments as of December 31, 2002 and December 31, 2001 are as follows:

	December 31, 2002		December 31, 2001

	Carrying Value	Fair Value	Carrying Value	Fair Value

	(in thousands)
Assets:
Cash and cash equivalents	$22,698	22,698	11,999	11,999
Investment securities available-for-sale	$33,570	33,570	37,358	37,358
Loans, net	$190,969	200,557	185,656	193,862
Federal Home Loan Bank stock	$750	750	880	880
Cash surrender value of life insurance policies	$4,342	4,342	1,476	1,476

Liabilities:
Deposits	$231,787	233,313	217,254	220,304
Securities sold under agreements to repurchase	$2,085	2,085	2,416	2,416
Federal Home Loan Bank advances	$5,000	5,000	8,000	8,000
Note payable	$4,000	4,000	—	—
Line of credit	$—	—	2,500	2,500

(13)     Related Party Transactions

Loans are made to officers, directors, and their associates in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal credit risk. The following is a summary of activity during the year ended December 31, 2002 with respect to such aggregate loans to these individuals and their associates:

Related party loan balances at beginning of year	$1,236,922
New loans	1,194,180
Principal repayments	(1,361,527)

Related party loan balances at end of year	$1,069,575

Deposits from related parties totaled approximately $669,000 and $1,174,000, at December 31, 2002 and 2001, respectively.

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(14)     Parent Company Financial Information

The following represents condensed financial information of the holding company:

Condensed Balance Sheets

December 31, 2002 and 2001

	2002	2001

Assets
Cash	$496,374	180,430
Investment in subsidiaries	20,878,423	18,134,099
Other assets	572,656	76,225

	$21,947,453	18,390,754

Liabilities and Shareholders’ Equity

Line of credit	$—	2,500,000
Notes payable	4,000,000	—
Dividends payable	73,339	—
Other liabilities	133,884	77,557

Total liabilities	4,207,223	2,577,557

Total shareholders’ equity	17,740,230	15,813,197

	$21,947,453	18,390,754

Condensed Statements of Earnings

For the Years Ended December 31, 2002 and 2001

	2002	2001

Dividends from subsidiaries	$400,000	—
Interest income from subsidiaries	—	7,474
Interest expense	(205,263)	(163,931)
Other operating expenses	(108,930)	(636,931)
Income tax benefit	109,565	260,650

Earnings (loss) before equity in undistributed earnings of subsidiaries	195,372	(532,785)

Equity in undistributed earnings of subsidiaries	1,767,318	1,962,080

Net earnings	$1,962,690	1,429,295

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(14)     Parent Company Financial Information, continued

Condensed Statements of Cash Flows

For the Years Ended December 31, 2002 and 2001

	2002	2001

Cash flows from operating activities:
Net earnings	$ 1,962,690	1,429,295
Adjustment to reconcile net earnings to net cash (used) provided by operating activities:
Equity in undistributed earnings of subsidiaries	(1,767,318)	(1,962,080)
Compensation expense related to MSBP	—	153,143
ESOP shares allocated	—	389,318
Increase (decrease) in other assets / other liabilities	(440,105)	46,269

Net cash (used) provided by operating activities	(244,733)	55,945

Cash flows used by investing activities consisting of capital infusion in subsidiaries	(900,000)	—

Cash flows from financing activities:
Dividends paid	—	(74,406)
Exercise of stock options	4,999	—
Retirement of common stock	(44,322)	(27,702)
Repayment of line of credit	(2,500,000)	—
Proceeds from issuance of trust preferred securities	4,000,000	—

Net cash provided by (used) financing activities	1,460,677	(102,108)

Change in cash and cash equivalents	315,944	(46,163)

Cash and cash equivalents at beginning of period	180,430	226,593

Cash and cash equivalents at end of period	$ 496,374	180,430

(15)     Regulatory Matters

Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years’ net earnings, and the ratio of equity capital to total assets. At December 31, 2002, the Bank could pay approximately $884,000 in dividends without obtaining prior regulatory approval.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s or Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(15)     Regulatory Matters, continued

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s capital category.

The actual capital amounts and ratios at December 31, 2002 and 2001, are presented in the table below (in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2002:
Total capital - risk-based (to risk-weighted assets)
Bank	$23,083	11.3%	16,323	>8.0%	20,403	>10.0%
Consolidated	$23,945	11.7%	16,345	>8.0%	N/A	N/A
Tier I capital – risk-based (to risk-weighted assets)
Bank	$20,532	10.0%	8,161	>4.0%	12,242	>6.0%
Consolidated	$21,394	10.5%	8,172	>4.0%	N/A	N/A
Tier I capital – leverage (to average assets)
Bank	$20,532	7.7%	10,644	>4.0%	13,306	>5.0%
Consolidated	$21,394	8.4%	10,173	>4.0%	N/A	N/A
As of December 31, 2001:
Total capital - risk-based (to risk-weighted assets)
Bank	$19,785	10.4%	15,294	>8.0%	19,118	>10.0%
Consolidated	$17,464	9.1%	15,300	>8.0%	N/A	N/A
Tier I capital – risk-based (to risk-weighted assets)
Bank	$17,636	9.2%	7,647	>4.0%	11,471	>6.0%
Consolidated	$15,315	8.0%	7,650	>4.0%	N/A	N/A
Tier I capital – leverage (to average assets)
Bank	$17,636	7.2%	9,784	>4.0%	12,230	>5.0%
Consolidated	$15,315	6.3%	9,691	>4.0%	N/A	N/A