Form 10KSB/A, Exhibit 13
period 2003-12-31
CCF HOLDING CO
filed 2004-03-31
CIK 943033

TRADITION OF EXCELLENCE

Dear Fellow Shareholder:

The Board of Directors, officers and employees of CCF Holding Company and its subsidiary Heritage Bank are very pleased to present to you the operating results for 2003. The company and the bank continued to show significant progress in many areas. The assets of the company grew at a rate of 13% and the earnings of the company grew 20%. The financial markets rewarded this performance with an increase in our stock value of more than 34%. None of this would have been possible without the hard work of our outstanding employees and the continuing loyalty of our customers.

The operating ratios continue to strengthen as you will see throughout the report. Our company is finally realizing economies of scale as the assets have exceeded $300 million in the first quarter of 2004. Also contributing to the favorable trends in this report has been our ability to attract significant new banking talent and a successful reorganization of certain areas of senior management where we reassigned job duties to better utilize management’s individual strengths.

The local economy has remained solid in our three county market area. The real estate development and residential construction segment of the bank’s business has continued to perform well. Some of our commercial loan customers have developed weaknesses that are evident in their year over year financial results. This has resulted in increased levels of problem loans within the bank’s portfolio, but our underlying collateral positions appear to be adequate. As the economy improves these companies should see increased earnings and better overall financial performance. This gives us reason to be excited about the prospects for 2004 and beyond. We feel that the opportunities within our markets are tremendous and we feel we have the right team of bankers to take advantage of those opportunities.

We opened a sixth banking center, our second in Henry County, in September of 2003 and our third Henry County location is under construction now with a mid-summer 2004 projected opening. We will never lose sight of the fact that you have entrusted us with your investment, and our commitment to you each and everyday is that we will work diligently to continue the Tradition of Excellence, upon which we were founded.

Very truly yours,

Leonard A. Moreland	David B. Turner
President	President & CEO
Heritage Bank	CCF Holding Company

CCF HOLDING COMPANY

ANNUAL REPORT

TABLE OF CONTENTS

Overview of the Company	2

Selected Financial and Other Data	6

Management’s Discussion and Analysis	8

Report of Independent Certified Public Accountants	18

Consolidated Financial Statements	19

Notes to Consolidated Financial Statements	24

CCF HOLDING COMPANY

Overview of the Company

Corporate Profile. CCF Holding Company (the “Company”) is a bank holding company incorporated under the laws of the State of Georgia. Heritage Bank (the “Bank”) is a Georgia commercial bank that is a wholly owned subsidiary of the Company. CCF Capital Trust I (the “Trust”) is a Delaware Corporation that is a wholly owned subsidiary of the Company formed in February 2002. The Trust serves as the holder of Trust Preferred Securities for the Company. Prior to September 1998, the Company was a savings and loan holding Company and the Bank was a federally chartered savings bank. The Company was organized in 1995 in connection with the conversion of the Bank from a mutual to stock form of organization (the “Conversion”) in July 1995. The Bank, through its predecessors, commenced business in 1955.

The Bank operates six offices within its primary market area in Clayton, Fayette and Henry Counties, Georgia. The market area is part of the Atlanta, Georgia metropolitan statistical area. The Bank’s main office is located in Jonesboro, Georgia. An additional branch in Clayton County is located in the city of Forest Park. There are two branches in Fayetteville, Georgia with one located on Jeff Davis Drive and the second on Highway 85 South, on an out parcel of a shopping center. In Henry County there are two branch locations, Keys Ferry and Highway 20/81. Twenty-four hour ATM’s are located at each branch and in addition there is a stand alone ATM location in a shopping center in Clayton County. Each county has at least one location open until 6:00pm on Friday and Saturday morning for the convenience of our customers. Internet banking and bill payment services are available through the Bank’s website, www.Heritage24.com.

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

Lending Activities. As of December 31, 2003, the Bank had approximately $232 million in loans outstanding, which represented 78% of its total assets of $296 million. The Bank’s principal lending activities have been the origination of adjustable and fixed rate loans to individual consumers and small business customers. At December 31, 2003, the loan portfolio consisted of $188 million, or 81%, variable rate loans with the remaining $43 million, or 19%, adjustable rate loans. Commercial and residential real estate is the primary form of collateral for the loan portfolio with approximately $216 million, or 93%, of loans outstanding secured in this manner. Consumer loans, secured by collateral other than residential real estate account for $16 million, or 7% of loans outstanding.

Construction Lending. The Bank made construction loans of $79 million during 2003. These loans are primarily to local builders and almost all are located in the Bank’s market area and nearby counties. These loans are made to the builders on both a speculative (unsold) and pre-sale basis. Loan to value ratios of 80% or less are required for pre-sales and ratios of 75% or less are required for speculative loans. These loans have maximum maturities of 12 months or less with one 12 month renewal allowed. Proceeds of construction loans are disbursed in increments as construction on the property progresses and only after a Bank representative makes a physical inspection of the property. At December 31, 2003, the Bank had outstanding $63 million in real estate construction loans.

Commercial Loans. These loans, which include commercial real estate, continue to grow as a percentage of outstanding loans in the Bank’s portfolio. At December 31, 2003, the Bank had commercial loans of $144 million, which amounted to 62% of total loans outstanding. At December 31, 2002, commercial loans totaled $107 million or 55% of loans outstanding. These loans are primarily permanent loans secured by small office buildings, apartment buildings, churches, shopping centers and convenience stores. Commercial real estate loans are usually made at up to 75% of appraised property value with adjustable rates and terms of up to 20 years.

Consumer Loans. Loans to consumers consist primarily of secured and unsecured personal loans, automobile loans, watercraft loans and recreational vehicle loans. Seventy-nine percent of these loans are variable rate.

Lending Underwriting Risks. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at completion of construction or development and the estimated cost (including interest) of construction and time to completion. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction cost proves to be inaccurate, it may be necessary for the Bank to advance funds beyond the amount originally committed to permit completion of the construction. If the estimate of value proves to be inaccurate, the Bank may be confronted, at or prior to the maturity of the loan, with collateral having a value, which is insufficient to assure full repayment. As a result, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the project. If the Bank is forced to foreclose on a property prior to or at completion due to a default, there can be no assurance that the Bank will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. The Bank has sought to lessen this risk by limiting construction lending to qualified borrowers in the Bank’s market area, by limiting the number of construction loans outstanding at any time and by requiring a Bank representative to inspect properties under construction prior to disbursement of funds.

Loans secured by commercial real estate generally involve a greater degree of risk than one- to four-family mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation or management of the related project or company. If the cash flow from the project or company is reduced, the borrower’s ability to repay the loan may be impaired. The Bank seeks to reduce these risks in a variety of ways, including limiting the size of such loans, analyzing the financial condition of the borrower, accurately assessing the quality of the collateral and assessing the quality of the management of the property securing the loan. The Bank also obtains personal guarantees and appraisals on each property.

Consumer loans entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In particular, amounts realizable on the sale of repossessed automobiles may be significantly reduced based upon the condition of the collateral and the lack of demand for used collateral.

Loan Approval Process. The Bank’s loan officers have been granted various levels of lending authority by the Board of Directors. Loans exceeding an officer’s individual authority must be submitted to the Officer Loan Committee (“OLC”). This committee, comprised of the President and three executive vice presidents of the Bank, has a lending limit of $1,000,000 for secured and unsecured loans. Loans greater than this must be approved by the Senior Loan Committee, which is the Board of Directors of the Bank. The Bank’s legal lending limit is $4,000,000.

Deposit Products and Services. The Bank offers a full range of deposit services to individual consumers and commercial customers. Products include transaction accounts such as checking accounts, NOW accounts, money market accounts and repurchase accounts as well as savings and certificates of deposit accounts. The interest rates paid and the service charges applied to these accounts are competitive with other products offered in the market area.

Market Area. The following statistical data is based on information found on the chamber websites of Clayton, Fayette and Henry Counties as well as data from the FedStats website.

The Bank’s primary market area includes all of Clayton, Fayette and Henry County, Georgia. The majority of the bank’s deposits come from the market area, although it attracts some deposit and loan business from neighboring counties and metro Atlanta. The major industries for the tri-county area include airline, manufacturing, construction and retail services. The bank’s main office is located in Jonesboro, Georgia approximately 20 miles south of Atlanta. Hartsfield-Jackson Atlanta International Airport, one of the world’s busiest, Clayton State College and University, which serves more than 5,000 students, and The Georgia State Archives, are also located in Clayton County.

Henry County is ranked 4th among the nations counties for a rate of population growth in the 1990’s of 103%. With over 38,000 employees the airport is the largest center of employment in the state. Clayton, Fayette and Henry County make up 663 square miles in land area, with a total population in Georgia in 2002 of 489,043.

The Bank opened two branches in the Fayette and Henry County markets over the past two years. One branch is located on Highway 85 just south of Fayetteville and the other is located in a developing area in McDonough on Highway 20/81 west. The Bank is presently upgrading its main office in Jonesboro as well as building another branch in Henry County in the growing professional area of Eagle’s Landing. The Bank also has plans to remodel its Forest Park location in Clayton County in the second quarter of 2004.

The Company was named for the third consecutive year to the Atlanta Journal-Constitutions “Top 100 Best Businesses in Georgia” for 2002, ranking 42nd. We have also just been named to the Fortune Magazine “FSB Fortune Small Business 100” America’s Fastest-Growing Small Companies. This was the first time we received this recognition, and were 92nd on their list.

Competition. The Bank operates in a competitive environment, competing for deposits and/or loans with commercial banks, thrifts and other financial entities. Principal competitors include other small community commercial banks (such as Southern Community Bank, First State Bank, The Bank of Georgia, First Henry Bank and McIntosh State Bank) and larger institutions with branches in the Bank’s market area such as SunTrust, Wachovia, RBC Centura, Bank of America, Southtrust and Peachtree National (a division of Synovus). Numerous de novo banks along with mergers and consolidations involving banks in the Bank’s market area have occurred, requiring the Bank to compete with banks with greater resources. However, Heritage Bank is the oldest independent bank in Clayton County. The de novo banks are limited in their funding strategies because they typically do not have access to wholesale funding. This has the effect of running up deposit rates as the new banks compete for funds in the market area.

The Bank is poised to take advantage of every opportunity available to it. The Bank has restructured its daily functions and responsibilities to maximize our product sales opportunities with specific focus in the areas of business development, commercial lending and credit administration. We feel emphasizing these areas will continue to improve our responsiveness to our existing customers and to develop new relationships. It starts with employees who really care about customers. It’s not just an advertising claim but also the way we do business at Heritage Bank. It’s about taking time to determine accounts and services that best serve our customers’ needs. And, as always looking for options to serve those needs even better.

The Bank is a major participant of Partners In Education in our tri-county area. We support over 60 schools annually and contribute more than $50,000 a year in the effort. The Bank’s mission statement is “Committed to the Future of the Communities We Serve Through a Tradition of Excellence.” We stand by this mission statement by having our officers and employees support and participate in many events. The Bank’s employees, officers and directors represent the Bank on many boards and local civic and charitable organizations.

Stock Market Information

Since its issuance in July 1995, the Company’s Common Stock (“Common Stock”) has been traded on The Nasdaq SmallCap Market under the trading symbol of “CCFH.” The following table reflects high and low prices paid in actual transactions, as reported by The Nasdaq SmallCap Market, as well as dividend information. The quotations reflect inter-dealer closing prices, and may not include retail mark-up, mark-down, or commission.

Period	High		Low		Dividends Declared		Dividends Paid
2002 1st Quarter	$9.78	(1)	$8.67	(1)	0.00		0.00
2002 2nd Quarter	10.17	(1)	9.24	(1)	0.00		0.00
2002 3rd Quarter	9.57	(1)	8.60	(1)	0.00		0.00
2002 4th Quarter	17.10	(1)	8.36	(1)	0.05	(2)	0.00	(2)

2003 1st Quarter	18.80		16.26		0.06		0.05
2003 2nd Quarter	26.90		18.55		0.06		0.06
2003 3rd Quarter	26.89		21.69		0.06		0.06
2003 4th Quarter	23.85		21.37		0.06	(3)	0.06

(1)	Values adjusted to reflect the three for two stock split paid in the form of a dividend to shareholders of record on December 4, 2002.
(2)	The Company declared the dividend on December 19, 2002, and paid the dividend on January 19, 2003.
(3)	The Company declared the dividend on December 17, 2003, and paid the dividend on January 21, 2004.

The number of shareholders of record as of December 31, 2003, was approximately 400, inclusive of the number of persons or entities who held stock in nominee or “street” name. At December 31, 2003, there were 1,468,627 shares of Common Stock issued and outstanding. The Company’s ability to pay dividends to shareholders is primarily dependent upon the dividends it receives from the Bank, and to a lesser extent, the amount of cash on hand. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank’s regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion (up to $6.6 million), or (2) the regulatory capital requirements. The Company declared a dividend of $.06 per share on December 17, 2003, payable to shareholders of record January 5, 2004, and paid the dividend to shareholders on January 21, 2004.

On November 21, 2002, the Company announced a three for two stock split payable in the form of a stock dividend on December 19, 2002, to shareholders of record on December 4, 2002 (the “Stock Split”).

SELECTED FINANCIAL AND OTHER DATA

The selected financial and other data set forth below should be read in conjunction with the consolidated financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report. The following selected financial data concerning the Company for and as of the end of each of the years in the five year period ended December 31, 2003, are derived from the audited consolidated financial statements of the Company. The selected financial and operating data is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, included elsewhere in this report. The audited consolidated financial statements of the Company as of December 31, 2003 and 2002 and for each of the years in the two year period ended December 31, 2003, and the report of Porter Keadle Moore, LLP, the Company’s independent public accountants, thereon, are included elsewhere in this report. All share information and per share amounts have been adjusted to reflect the Stock Split.

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(Dollars in Thousands)
Financial Condition
Total Amount of:
Assets	$295,660	$261,993	$247,800	$228,381	$196,782
Loans receivable, net	228,334	190,969	185,656	171,817	146,553
Investment securities	36,524	33,570	37,358	36,368	28,503
Deposits	249,637	231,787	217,254	208,415	165,526
FHLB advances	15,000	5,000	8,000	—	13,100
Liabilities	275,994	244,252	231,987	214,750	184,800
Shareholders’ equity	19,666	17,740	15,813	13,630	11,982
Other Data:
Net income	$2,363	$1,963	$1,429	$1,280	$1,003
Average assets	279,867	254,321	242,490	214,866	185,376
Average equity	18,765	16,797	14,742	12,644	12,186
Full service offices	6	5	5	5	5

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(Dollars in Thousands)
Summary of Operations
Total interest income	$16,044	$16,256	$18,832	$18,458	$14,671
Total interest expense	4,967	6,205	9,748	9,935	7,501

Net interest income	11,077	10,051	9,084	8,523	7,170
Provision for loan losses	540	1,054	662	570	341

Net interest income after provision for loan losses	10,537	8,997	8,422	7,953	6,829
Other income	1,801	1,566	1,549	892	843
Other expenses	8,837	7,689	7,879	6,894	6,143

Earnings before income taxes	3,501	2,874	2,092	1,951	1,529
Income tax expense	1,138	911	663	671	526

Net earnings	$2,363	$1,963	$1,429	$1,280	$1,003

Key Operating Ratios

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(Dollars in Thousands, except per share data)
Performance Ratios:
Return on average assets (net earnings divided by average total assets)	0.84%	0.77%	0.59%	0.60%	0.54%
Return on average equity (net earnings divided by average equity)	12.59%	11.69%	9.70%	10.13%	8.23%
Average interest earning assets to average interest bearing liabilities	112.29%	109.90%	108.41%	106.00%	108.08%
Net interest rate spread	4.01%	3.99%	3.65%	3.99%	3.79%
Net yield on average interest-earnings assets	4.24%	4.25%	4.01%	4.29%	4.14%
Net interest income after provision for loan losses to total other expenses	119.24%	117.06%	106.89%	123.63%	111.17%
Basic earnings per share	$1.61	$1.34	$0.96	$0.90	$0.72
Diluted earnings per share	$1.47	$1.26	$0.94	$0.89	$0.69
Dividend payout (1)	15.65%	3.97%	0.00%	23.07%	30.77%
Capital Ratios
Book value per share	$13.39	$12.09	$10.77	$9.26	$8.14
Average equity to average assets	6.70%	6.60%	6.08%	5.88%	6.57%
Equity-to-assets (End of Period)	6.65%	6.77%	6.38%	5.97%	6.09%
Asset Quality Ratios
Non-performing loans as a percentage of total loans, net	0.68%	0.39%	0.03%	0.05%	0.19%
Non-performing loans as a percentage of total assets	0.52%	0.29%	0.02%	0.04%	0.15%
Allowance for loan losses to non-performing loans	174%	382%	3770%	1837%	422%

(1)	Dividends declared per share divided by net earnings per diluted share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Forward-Looking Statements

The Company may from time to time make written or oral “forward-looking statements”, including statements contained in the Company’s filings with the Securities and Exchange Commission, in its reports to shareholders and in other communications by the Company, which are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

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

Critical Accounting Policies

In preparing its financial statements, the Company has adopted various accounting policies that comply with accounting principles generally accepted in the United States of America. Certain accounting policies involve significant judgments and assumptions on the part of management that can have a material impact on the carrying value of assets and liabilities. Management considers such accounting policies to be critical accounting policies. The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant use of estimates and assumptions in the preparation of its consolidated financial statements.

The allowance for loan losses is based on management’s judgment of an amount that is adequate to absorb inherent losses in the existing loan portfolio. The allowance for loan losses is established through a provision for losses based on management’s evaluation of several factors. The evaluation, which includes a review of all loans on which full collection may not be reasonably assumed, considers among other matters, economic conditions, the fair market value or the estimated net realizable value of the underlying collateral, the financial condition of the borrower(s), management’s estimate of probable credit losses, historical loan loss experience, and other factors that warrant recognition in providing for an adequate loan loss allowance.

Recent Developments

On March 17, 2004, the Company declared a $0.06 dividend to shareholders of record on April 2, 2004, with a payment date of April 19, 2004.

In late January 2004, the Bank purchased the note of another lender totaling $1.4 million secured by a first lien on commercial property that also secured a note already held by the Bank. The note already held by the bank in the amount of $1.3 million was reported as a nonperforming asset in the press release dated January 12, 2004. Based on current appraisals and interest shown in this property the Bank does not expect substantial loss. Both notes are currently nonperforming on the Bank’s books. In addition to the above mentioned relationship, the Bank has another lending relationship totaling $1.3 million that has been in a workout status for several months that was moved to nonperforming late during the first quarter of 2004. This relationship is secured by real estate and based on appraisals the bank expects little, if any loss.

Late in the first quarter of 2004, the Company requested and was granted permission by the Federal Reserve Bank for Tier I capital treatment of a $4.5 million dollar trust preferred issue that it is currently pursuing. The Company is in the very early stages and therefore the certainty of the success of this transaction is in question at this time.

On December 17, 2003, the Company declared a $0.06 dividend to shareholders of record on January 5, 2004, with a payment date of January 21, 2004.

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

Regulatory Capital. In February 2002, CCF through a private placement of Trust Preferred Securities issued by its subsidiary CCF Capital Trust I, a Delaware business trust, raised gross proceeds of $4 million, or net proceeds of $3.75 million. The securities issued are considered Tier I capital for regulatory capital purposes and are reported as a long term debt obligation of the Company reflecting the issuance of subordinated debentures by the Company to CCF Capital Trust I in a like principal amount. The proceeds from the sale of the Capital Securities were used to retire $2.5 million of short-term debt, which had been used by the Company to augment the capital of the Bank, and to infuse $900,000 of additional capital into the Bank. Throughout 2002 and 2003, the Company made quarterly interest payments under the terms of the Trust Preferred Securities.

The Company and the Bank continue to manage their respective capital positions in order to support healthy growth. The Company ended the year 2003 with a total capital to risk weighted assets ratio of 10.78%. The Bank ended the year 2003 with a total capital to risk weighted assets ratio of 10.47%. Capital levels at December 31, 2003 are considered well capitalized by regulatory standards.

Reduction of Interest Rate Risk. The Bank manages its interest rate risk through the origination of adjustable-rate loans when market conditions permit. The emphasis in the loan portfolio production continues to be to increase the volume of loans that reprice at least annually, in order to better match the repricing of the Bank’s liabilities.

Asset Quality. The Bank continues to maintain its asset quality through detailed underwriting and thorough analysis of loan requests. The Bank analyzes each loan request from both a credit and a collateral approach. The credit analysis is performed first and if the request meets the credit guidelines of the Bank, the loan is then underwritten to the Bank’s collateral guidelines. The degree of credit analysis performed is based both on the size of the request and the risk exposure. The loan portfolio is constantly reviewed and evaluated to measure the quality of the portfolio and to try and anticipate future problems. If a loan reaches 90 consecutive days without payment in full of all scheduled payments, the Bank places the loan in a non-accrual or non-performing status. At December 31, 2003, the Bank’s ratio of non-performing loans to total loans was 0.68% and to total assets 0.52%. This compares to 0.39% and 0.29%, respectively, at December 31, 2002. The increase in 2003 is due primarily to one large commercial real estate loan that has been adversely rated due to cash flow deficiencies of the borrower.

Product and Customer Base. The Bank increased the size of its loan portfolio by approximately $38 million, from $194 million at December 31, 2002 to $232 million at December 31, 2003. The increase over December 31, 2002 year end totals is attributed to a growth in commercial real estate lending of $35 million, or 39%, construction lending of $10 million, or 18%, and commercial loans of $2 million, or 11%, partially offset by a reduction in consumer lending primarily indirect lending activities of $6 million, or 28%, and residential mortgage loans outstanding of $3 million, or 29%. The Bank continued to sell new residential mortgage originations to Fannie Mae during 2003. The Bank’s deposits increased by $18 million, or 8%, from $232 million at December 31, 2002 to $250 million at December 31, 2003. This growth in deposits was used to fund the loan growth. In addition, the Bank had FHLB borrowings outstanding as of December 31, 2003 of $15 million as compared to FHLB borrowings at December 21, 2002 of $5 million. The Bank used the additional $10 million in borrowings to fund loan growth. It is expected that 2004 loan growth will continue to be steady in the Bank’s primary market areas as long as long-term borrowing rates remain steady and economic conditions do not worsen. The Bank will seek to continue to expand its customer base through advertising, direct mail and one-on-one personal visits with prospective customers.

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

Asset and Liability Management

Interest Rate Sensitivity. The ability to maximize net interest income is largely dependent on achieving a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate spread is defined as the difference between interest earned on assets such as loans and investments, and interest paid on liabilities, such as deposit accounts and notes payable. The Bank is subject to interest rate risk resulting from the difference in the maturity of interest-bearing liabilities (including deposits) and interest-earning assets (including loans) and the volatility of interest rates. Because time deposit accounts, given their longer terms to maturity, react more slowly to market interest rate movements than do many types of loans in the Bank’s portfolio, decreases in interest rates may have an adverse effect on the Bank’s earnings. The Bank reduces this exposure by diversifying its deposit portfolio to include more deposits at primarily variable rates such as NOW and Money Market accounts.

The Bank’s net interest rate spread was 4.01% for the year ended December 31, 2003, and 3.99% for the year ended December 31, 2002. The results of the Company’s cumulative interest sensitivity gap analysis indicate that a fluctuation in interest rates would not have a material adverse impact on the Bank’s net interest rate spread and earnings, as the ratio of interest sensitive assets to interest sensitive liabilities in the one year time frame approximates one. The Bank is liability sensitive over the short term, which would cause earnings to be depressed in a rising rate environment. However, over a 12-month period net interest income should be not be materially affected. In 2003, the Federal Reserve interest rate reductions resulted in a prime rate of 4.00%. These reductions had a favorable effect on the Bank’s net interest income as the asset sensitivity outpaced liability repricing. Once rates stabilize, it is expected that approximately six months must pass before all rate reductions can be fully adjusted through both the asset and liability pricing.

The Bank attempts to manage the interest rates it pays on deposits while maintaining a stable deposit base and providing quality services to its customers. The Bank has continued to rely primarily on deposits to fund its loan growth with FHLB borrowings as additional funding sources. To the extent the Bank is unable to invest these funds in loans originated in the Bank’s market area, it will continue to purchase municipal securities and other high quality investment securities. The decline in interest rates has also meant that yields on investment securities dropped to levels not experienced in the last forty years.

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

	Year Ended December 31,
	2003			2002
	Average Balance(1)	Interest	Yield	Average Balance(1)	Interest	Yield
	(Dollars in Thousands)
Assets
Interest-earning assets:
Loans (including loan fees)(2)	$207,594	$14,668	7.07%	$193,157	$14,745	7.63%
Taxable investment securities	32,383	1,001	3.09%	24,374	1,046	4.29%
Nontaxable investment securities	3,435	173	5.04%	3,682	186	5.05%
FHLB Stock	750	29	3.87%	847	45	5.31%
Federal Funds Sold	9,771	112	1.15%	11,375	175	1.54%
Interest-earning deposits in other financial institutions	7,098	61	0.86%	3,073	59	1.92%

Total interest-earning assets	261,031	16,044	6.15%	236,508	16,256	6.87%
Other noninterest–earning assets	18,836			17,813

Total assets	$279,867			$254,321

Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Demand deposits	89,246	943	1.06%	$77,084	1,130	1.47%
Regular savings	7,291	55	0.75%	6,849	66	0.96%
Time deposits	117,931	3,481	2.95%	118,156	4,616	3.91%
FHLB advances	11,216	259	2.31%	6,615	156	2.36%
Line of Credit	—	—	—	212	10	4.72%
Note Payable	4,000	201	5.03%	3,660	195	5.33%
Securities sold under agreements to repurchase	2,786	28	1.01%	2,635	32	1.21%

Total interest-bearing liabilities	232,470	4,967	2.14%	215,211	6,205	2.88%
Non-interest bearing deposits	26,503			20,344
Other noninterest-bearing liabilities	2,129			1,969
Shareholders’ equity	18,765			16,797

Total liabilities and shareholders’ equity	$279,867			$254,321

Excess of interest-earning assets over interest-bearing liabilities	$28,561			$21,297

Ratio of interest-earning assets to interest bearing liabilities	112.29%			109.90%
Net interest income		$11,077			$10,051

Net interest spread(3)			4.01%			3.99%

Net yield on average interest-earning assets(4)			4.24%			4.25%

(1)	Average balances are derived from average daily balances.
(2)	Average balances include nonaccrual loans.
(3)	Net interest spread represents the difference between the average yield on interest-earnings assets and the average cost of interest-bearing liabilities.
(4)	Net yield on average interest earning assets represents net interest income as a percentage of average interest earning assets.

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

	Year Ended December 31, 2003 compared to 2002			Year Ended December 31, 2002 compared to 2001
	Changes due to
	Volume	Rate/ Yield	Total	Volume	Rate/ Yield	Total
	(Dollars in Thousands)
Interest income:
Loans	$1,053	(1,130)	(77)	$1,029	$(2,787)	$(1,758)
Taxable investment securities	292	(337)	(45)	(190)	(380)	(570)
Nontaxable investment securities	(12)	(1)	(13)	15	1	16
FHLB stock	(5)	(11)	(16)	(1)	(13)	(14)
Federal Funds Sold	(23)	(40)	(63)	61	(176)	(115)
Interest-earning deposits in other financial institutions	47	(45)	2	(32)	(103)	(135)

Total interest income	$1,352	(1,564)	(212)	$882	$(3,458)	$(2,576)

Interest expense:
Demand deposits	$161	$(348)	$(187)	$127	$(904)	$(777)
Regular savings	4	(15)	(11)	8	(29)	(21)
Time deposits	(9)	(1,126)	(1,135)	(376)	(2,490)	(2,866)
FHLB advances	106	(3)	103	138	—	138
Line of credit	(10)	—	(10)	(125)	(50)	(175)
Notes payable	18	(12)	6	195	—	195
Securities sold under agreements to Repurchase	2	(6)	(4)	(1)	(36)	(37)

Total interest expense	272	(1,510)	(1,238)	(34)	(3,509)	(3,543)

Net interest income	$1,080	(54)	$1,026	$916	$51	$967

Comparison of Financial Condition at December 31, 2003 and December 31, 2002

Total assets increased $34 million, or 13%, to $296 million in fiscal 2003 compared to $262 million in fiscal 2002, with growth primarily in lending activities, funded by increased deposits and FHLB borrowings. Shareholders’ equity increased by approximately $1.9 million, or 11%, to $20 million at December 31, 2003, from $18 million at December 31, 2002. The increase was attributable to net income of approximately $2.4 million partially offset by a decrease of net unrealized holding gains on investment and mortgage-backed securities available-for-sale of approximately $125,000 and payment of cash dividends to shareholders of approximately $323,000. The Company carries at fair value its securities available for sale, with unrealized gains and losses, net of income tax effects, recorded as a separate component of shareholders’ equity in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115. Because the Company’s portfolio of securities is classified as available-for-sale, volatility in the fair value of such securities could continue during periods of changing market interest rates.

Comparison of Operating Results For The Fiscal Years Ended December 31, 2003 and December 31, 2002

Net Income The Company’s net income increased by $401,000, or 20%, to $2.36 million in 2003 from $1.96 million in 2002. The increase was primarily due to the $1.0 million or 10% increase in net interest income from

$10.1 million in 2002 to $11.1 million in 2003. The increase in net income was partially offset by an increase in other expenses of $1.1 million or 15%, to $8.8 million in 2003 from $7.7 million in 2002. The increase in net interest income is primarily due to the increase in earning assets relative to interest bearing liabilities during 2003. Typically interest-bearing deposit accounts require longer adjustment periods when rate reductions are required. The effects of the Federal Reserve Bank rate reductions in 2002 were not fully realized until mid-year 2003.

Net Interest Income Net interest income (before provision for loan losses) increased $1.0 million, or 10%, to $11.1 million in 2003 from $10.1 million in 2002. This increase was primarily due to a decrease in interest expense on deposits of $1.2 million.

Provision For Loan Losses The Bank decreased the provision for loan losses from $1.1 million at December 31, 2002 to $540,000 at December 31, 2003. The decrease was due to management’s assessment of the risk inherent in the portfolio and the assessment of the risk relative to the changes in the size of the portfolio as well as external forces such as economic conditions. The Bank’s allowance for loan losses decreased from $2.9 million at December 31, 2002, to $2.7 million at December 31, 2003. The reserve as a percentage of total outstanding loans was at 1.16% at year-end 2003, as compared to 1.47% at year-end 2002. The decrease in the loan loss reserve was primarily due to the charge off of two commercial loans in the third quarter of 2003 that had been restructured and carried as non-performing since September 2002. These credits had been provided for in the allowance for loan losses as of December 31, 2002. One of these loans continues to pay as agreed under the restructure, but will now be handled as a recovery. The second loan was charged-off as a part of a negotiated settlement. The $38 million increase in loans during the twelve-month period of 2003 coupled with the reduction in non-performing loans contributed significantly to the decline of the reserve as a percentage of outstanding loans. The Bank periodically evaluates the adequacy of the allowance for loan losses based on a review of all significant loans, with particular emphasis on impaired, non-performing, past due and other loans that management believes require special attention. The Bank also utilized an independent loan review process in assessing the overall adequacy of the allowance for loan losses. Management believes that the allowance for loan losses is adequate. Management will continue to monitor and adjust the allowance as necessary in future periods based on growth in the loan portfolio, loss experience, condition of borrowers, and continued monitoring of local economic conditions, as well as, any other external factors. If the size of the loan portfolio continues to increase and the relative proportion in the portfolio of commercial and construction loans increases, it is expected that the provision for loan losses will increase in order to maintain the allowance for loan losses at an adequate level.

The following table sets forth the allocation of the allowance for loan losses by loan category and the percent of loans in each loan category to total loans for the periods indicated.

	At December 31, 2003		At December 31, 2002
	Allocated Allowance	Percent of Loans in each Category to Total Loans	Allocated Allowance	Percent of Loans in each Category to Total Loans
	(Dollars in Thousands)
Balance at end of period applicable to:
Permanent residential mortgage	$95	3.53%	$48	1.68%
Construction, acquisition and development	734	27.26%	922	32.31%
Commercial and commercial real estate	1,679	62.34%	1,604	56.20%
Consumer and other	185	6.87%	280	9.81%

Total	$2,693	100.00%	$2,854	100.00%

Other Income. Other income increased by $236,000, or 15%, to $1.8 million in 2003 from $1.6 million in 2002. The major component of the increase was net gains on sales of SBA loans of $104,000. In 2003, increases in service charges on deposit accounts amounted to $53,000, or 6%, over 2002, from $910,000 in 2002 to $963,000 in 2003. Other operating income increased $83,000 from $563,000 in 2002, to $646,000 in 2003. This was due primarily to an increase in income from Bank owned life insurance of $66,000, or 3%, from $213,000 in 2002 to $279,000 in 2003.

Other Expenses. Other expenses increased from $7.7 million in 2002 to $8.8 million in 2003, representing an increase of $1.1 million or 15%. Included in this increase is an increase of $868,000, or 20%, in salaries and benefits. Of this increase, approximately $200,000 is due to the staffing of a new branch and the hiring of two loan production officers. In addition, general salary increases for the year account for approximately $100,000, or 3%, over prior year salaries. Accruals for benefits related to the Bank owned life insurance plan increased approximately $100,000 and the accrual for the incentive bonus plan increased by approximately $100,000. Occupancy expenses and other expenses increased $280,000, or 8%, from $3.3 million in 2002 to $3.6 million in 2003.

Income Tax Expense. Income tax expense as a percent of income before taxes was 31.7% in 2002 and 32.5% in 2003. The increase in the effective interest rate reflects the higher level of interest income from loans as opposed to investments, which have certain tax preferences.

Liquidity. The Bank is required to maintain minimum levels of liquid assets as defined by the State of Georgia and FDIC regulations. The Bank’s short-term liquidity at December 31, 2003, was 13.5%, which was below the Bank’s goal of 15.0%. The Bank continues to search for deposits and other means of meeting its loan demand. The Bank adjusts its liquidity level as appropriate to meet its asset/liability objectives. The primary sources of funds are deposits, including deposits gathered using the Internet (from institutional investors such as banks and credit unions), amortization and prepayments of loans and mortgage-backed securities, maturity of investments, and funds provided from operations. As an alternative to supplement liquidity needs, the Bank has the ability to borrow from the FHLB and other correspondent banks. These commitments totaled $44 million at December 31, 2003 with $15 million in outstanding balances. Scheduled loan amortization and maturing investment securities are a relatively predictable source of funds, however, deposit flow and loan prepayments are greatly influenced by, among other things, market interest rates, economic conditions, and competition. The Bank’s liquidity, represented by cash, cash equivalents, and securities available for sale, is a product of its operating, investing, and financing activities.

Subsidiary Activity. Late in the first quarter of 2004, the Company requested and was granted permission by the Federal Reserve Bank for Tier I capital treatment of a $4.5 million dollar trust preferred issue that it is currently pursuing. The Company is in the very early stages and therefore the certainty of the success of this transaction is in question at this time.

The following table details the Company’s contractual obligations as of December 31, 2003:

	Maturity by Years
	1 or less	1 to 3	3 to 5	Over 5	Total
	(in thousands)
FHLB Advances	$5,000	—	—	10,000	15,000
Notes payable	—	—	—	4,000	4,000
Total contractual obligations	$5,000	—	—	14,000	19,000

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

Off Balance Sheet Items

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include standby letters of credit and commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. See footnote number 11 in the audited financial statements for further details.

Other Important Events

The Bank completed construction of its second branch location in Henry County, Georgia in July 2003. This location, Heritage Plaza, is a leased out parcel of a strip center located in an area of residential housing and retail shopping. The Bank initially purchased this property as a future potential branch location and subsequently sold this property on Georgia Highway 20/81 in McDonough to a group of investors in December 2002.

In April 2003, the Company purchased property located on U.S. Highway 19 & 41 in Lovejoy for a future branch location.

The Bank also is negotiating a lease agreement in the Pinnacle office complex for a branch location on Eagles Landing Parkway in Stockbridge. This branch is expected to open in late Summer 2004.

In February 2002, the Bank sold the property it owned on Georgia Highway 155 in Stockbridge, originally acquired for a future branch location. The Bank had concerns that zoning and infrastructure issues would unduly delay our intended use of the property.

CCF HOLDING COMPANY

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2003 and 2002

(with Independent Accountants’ Report thereon)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors

CCF Holding Company

We have audited the accompanying consolidated balance sheets of CCF Holding Company and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of earnings, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CCF Holding Company and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Atlanta, Georgia

February 13, 2004

Certified Public Accountants

Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

CCF HOLDING COMPANY AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets

Cash and due from banks, including reserve requirements of $1,046,000 and $500,000	$10,294,292	7,181,709
Interest-bearing demand deposits in other financial institutions	1,349,804	7,396,251
Federal funds sold	2,361,632	8,120,227

Cash and cash equivalents	14,005,728	22,698,187
Interest-bearing time deposits in other financial institutions	1,386,075	—
Investment securities available-for-sale	36,524,205	33,569,843
Federal Home Loan Bank stock, at cost	750,000	750,000
Loans, net	228,334,366	190,968,808
Premises and equipment, net	7,185,756	6,858,478
Accrued interest receivable	1,123,890	1,127,988
Cash surrender value of life insurance	4,620,438	4,341,591
Other assets	1,729,205	1,677,695

	$295,659,663	261,992,590

Liabilities and Shareholders’ Equity
Deposits:
Noninterest-bearing demand deposits	$27,855,720	23,609,262
Interest-bearing demand deposits	90,383,872	83,893,015
Savings accounts	7,689,032	6,937,688
Time deposits less than $100,000	89,623,330	88,921,841
Time deposits greater than $100,000	34,084,868	28,425,650

Total deposits	249,636,822	231,787,456
Securities sold under agreements to repurchase	3,220,798	2,084,604
Federal Home Loan Bank advances	15,000,000	5,000,000
Junior subordinated debentures	4,000,000	4,000,000
Other liabilities	4,136,044	1,380,300

Total liabilities	275,993,664	244,252,360

Commitments
Shareholders’ equity:
Preferred stock, no par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $.10 par value, 4,000,000 shares authorized; 1,468,627 issued and outstanding in 2003; 1,466,767 shares issued and outstanding in 2002	146,862	146,677
Additional paid-in capital	9,030,932	9,005,946
Retained earnings	10,286,108	8,260,523
Accumulated other comprehensive income	202,097	327,084

Total shareholders’ equity	19,665,999	17,740,230

	$295,659,663	261,992,590

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARIES

Consolidated Statements of Earnings

For the Years Ended December 31, 2003 and 2002

	2003	2002
Interest and dividend income:
Interest and fees on loans	$14,668,312	14,744,978
Interest bearing deposits in other financial institutions and federal funds sold	173,453	233,561
Interest and dividends on taxable investment securities	1,029,374	1,091,528
Interest on nontaxable investment securities	172,497	185,765

Total interest income	16,043,636	16,255,832

Interest expense:
Deposit accounts	4,478,663	5,811,887
Other borrowings	487,953	392,838

Total interest expense	4,966,616	6,204,725

Net interest income	11,077,020	10,051,107
Provision for loan losses	540,000	1,053,750

Net interest income after provision for loan losses	10,537,020	8,997,357

Other operating income:
Service charges on deposit accounts	963,368	909,596
Net gain on sale of investment securities	61,985	33,947
Gain on sale of loans	104,291	22,574
Increase in value of life insurance asset	278,847	213,319
Other	393,010	386,229

Total other operating income	1,801,501	1,565,665

Other operating expenses:
Salaries and employee benefits	5,231,002	4,363,103
Occupancy	1,642,902	1,622,045
Other	1,963,188	1,704,114

Total other operating expenses	8,837,092	7,689,262

Earnings before income taxes	3,501,429	2,873,760
Income tax expense	1,138,185	911,070

Net earnings	$2,363,244	1,962,690

Basic earnings per share	$1.61	1.34

Diluted earnings per share	$1.47	1.26

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2003 and 2002

	2003	2002
Net earnings	$2,363,244	1,962,690

Other comprehensive (loss) income:
Unrealized holding (losses) gains on investment securities available-for-sale	(130,303)	152,417
Associated income tax effect	45,606	(53,346)
Reclassification adjustment for gains on sales of investment securities available-for-sale	(61,985)	(33,947)
Associated income tax effect	21,695	11,881

Total other comprehensive (loss) income, net of tax	(124,987)	77,005

Total comprehensive income	$2,238,257	2,039,695

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2003 and 2002

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive
	Shares	Amount	Capital	Earnings	Income	Total
Balance, December 31, 2001	1,468,808	$146,881	9,045,065	6,371,172	250,079	15,813,197
Net earnings	—	—	—	1,962,690	—	1,962,690
Cash paid in lieu of fractional shares	(58)	(6)	(1,326)	—	—	(1,332)
Retirement of common stock	(2,733)	(273)	(42,717)	—	—	(42,990)
Exercise of stock options	750	75	4,924	—	—	4,999
Cash dividend declared ($.05 per share)	—	—	—	(73,339)	—	(73,339)
Unrealized gains on investment securities available-for-sale, net of tax	—	—	—	—	77,005	77,005

Balance, December 31, 2002	1,466,767	146,677	9,005,946	8,260,523	327,084	17,740,230
Net earnings	—	—	—	2,363,244	—	2,363,244
Retirement of common stock	(715)	(72)	(12,193)	—	—	(12,265)
Exercise of stock options	2,575	257	37,179	—	—	37,436
Cash dividends declared ($.23 per share)	—	—	—	(337,659)	—	(337,659)
Unrealized losses on investment securities available-for-sale, net of tax	—	—	—	—	(124,987)	(124,987)

Balance, December 31, 2003	1,468,627	$146,862	9,030,932	10,286,108	202,097	19,665,999

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:
Net earnings	$2,363,244	1,962,690
Adjustments to reconcile net earnings to net cash provided by operating activities:
Provision for loan losses	540,000	1,053,750
Depreciation, amortization and accretion	899,880	783,670
Deferred income tax benefit	(106,736)	(383,867)
Net gain on sale of investment securities available-for-sale	(61,985)	(33,947)
Net gain on sale of loans	(104,291)	(22,574)
Net loss on sale of real estate	64,971	—
Net gain on sale of premises and equipment	(25,379)	(59,482)
Increase in cash surrender value of life insurance	(278,847)	(213,319)
Change in accrued interest receivable	4,098	246,684
Change in other assets	141,402	(23,072)
Change in other liabilities	2,808,267	(510,669)

Net cash provided by operating activities	6,244,624	2,799,864

Cash flows from investing activities:
Net change in interest-bearing deposits	(1,386,075)	—
Proceeds from maturities and calls of investment securities available-for-sale	28,902,854	30,871,688
Proceeds from sales of investment securities available-for-sale	18,592,328	2,043,990
Purchases of investment securities available-for-sale	(50,860,799)	(29,101,551)
Proceeds from sale of Federal Home Loan Bank stock	—	130,000
Net (increase) decrease in loans	(15,396,071)	9,538,070
Proceeds from sale of foreclosed property	181,033	228,195
Proceeds from sale of loans	(22,737,376)	(15,882,196)
Purchases of premises and equipment	(1,347,340)	(371,030)
Proceeds from sale of premises and equipment	426,512	431,848
Purchase of life insurance policies	—	(2,652,664)

Net cash used in investing activities	(43,624,934)	(4,763,650)

Cash flows from financing activities:
Net increase in deposits	17,849,366	14,533,341
Change in securities sold under agreements to repurchase	1,136,194	(330,938)
Federal Home Loan Bank advances	10,000,000	5,000,000
Repayment of Federal Home Loan Bank advances	—	(8,000,000)
Repayment of line of credit	—	(2,500,000)
Proceeds from issuance of trust preferred securities	—	4,000,000
Dividends paid	(322,880)	—
Proceeds from repurchase of stock options	37,436	4,999
Retirement of common stock	(12,265)	(44,322)

Net cash provided by financing activities	28,687,851	12,663,080

(Decrease) increase in cash and cash equivalents	(8,692,459)	10,699,294
Cash and cash equivalents at beginning of period	22,698,187	11,998,893

Cash and cash equivalents at end of period	$14,005,728	22,698,187

Supplemental disclosures for cash flow information and noncash, investing and financing activities:
Interest paid	$5,011,138	6,358,991

Income taxes paid	$1,041,070	1,237,217

Transfer of loans to other real estate owned	$332,180	111,255

Changes in dividends payable	$14,779	73,339

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

Organization

CCF Holding Company (the “Company”) is incorporated in the State of Georgia as a state chartered bank holding company whose business is conducted by its wholly owned bank subsidiaries, Heritage Bank (the “Bank”) and CCF Capital Trust I (the “Trust”). The Company converted its charter effective September 1, 1998 from a federally chartered stock savings and loan association to a state chartered commercial bank. The Company and the Bank are primarily regulated by the State of Georgia Department of Banking and Finance (the “DBF”) and the Federal Deposit Insurance Corporation (the “FDIC”) and are subject to periodic examinations by these regulatory authorities.

The Bank provides a full range of banking services to individual and corporate customers through its main office in Jonesboro, Georgia and five Georgia branch offices located in Clayton, Fayette and Henry Counties. The Bank primarily competes with other financial institutions in its market area, which it considers to be south metropolitan Atlanta.

Basis of Presentation

The consolidated financial statements include the accounts of CCF Holding Company and its wholly owned subsidiaries, Heritage Bank and CCF Capital Trust I. Certain 2002 amounts have been reclassified to conform to the 2003 presentation.

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

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers amounts due from banks, interest-bearing deposits in other financial institutions with maturities less than 90 days, and federal funds sold to be cash equivalents.

Investment Securities

The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for sale in the near term. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. The Company’s current investment policy prohibits trading activity. At December 31, 2003, and December 31, 2002, the Company classified all of their investment securities as available-for-sale.

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

Federal Home Loan Bank Stock

Investment in Federal Home Loan Bank (“FHLB”) stock is required of federally insured financial institutions that utilize their services. No ready market exists for the stock and it has no quoted market value.

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

The accrual of interest income is discontinued on loans, which become contractually past due by 90 days. Interest previously accrued but not collected is reversed against current period interest income when such loans are placed on nonaccrual status. Interest accruals are recorded on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

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

Building and improvements	5–40 years
Furniture and equipment	2 –10 years
Leasehold improvements	7 –20 years

Securities Sold Under Agreements To Repurchase

Securities sold under agreement to repurchase are secured borrowings from customers and are treated as financing activities and are carried at the amounts at which the securities will be subsequently reacquired as specified in the respective agreements.

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

Stock Compensation Plans

Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Under Opinion No. 25, stock options issued under the Company’s stock option plan have no intrinsic value at the grant date and, as such, no compensation cost is recognized. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as such, has provided proforma disclosures of net earnings and earnings per share and other disclosures, as if the fair value method of accounting had been applied.

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Had compensation cost for the plan been determined based upon the fair value of the options at the grant dates, the Company’s net earnings and net earnings per share would have been reduced to the proforma amounts indicated below:

		2003	2002
Net earnings	As reported	$2,363,244	1,962,690
	Proforma	$2,261,376	1,889,294

Basic earnings per share	As reported	$1.61	1.34
	Proforma	$1.54	1.29

Diluted earnings per share	As reported	$1.47	1.26
	Proforma	$1.41	1.21

The weighted average fair value of options granted was $8.45 and $5.12 for the years ended December 31, 2003 and 2002, respectively, based on estimates as of the date of grant using the Black Scholes pricing model. The following weighted average assumptions were used for grants in 2003 and 2002, respectively: dividend yield of 1.1% and .003%; a risk free interest rate of 4.2% and 3.5%, expected volatility of .32 and .23, respectively; and an expected life of seven years. The difference between the net earnings as reported and proforma is the expense associated with the grants, which would have vested in the period.

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

Net Earnings Per Share

During 2002, the Company announced a three-for-two stock split in the form of a stock dividend for shareholders of record on December 4, 2002. All financial statements and per share amounts included in the financial statements and accompanying notes have been restated to reflect the change in the number of shares outstanding as of the beginning of the earliest period presented.

Basic earnings per share are based on the weighted average number of common shares outstanding during the period while the effects of potential shares outstanding during the period are included in diluted earnings per share. The reconciliation of the amounts used in the computation of both “basic earnings per share” and “diluted earnings per share” for each period is presented as follows:

For the year ended December 31, 2003	Net Earnings	Common Shares	Per Share Amount
Basic earnings per share	$2,363,244	1,467,247	$1.61
Effect of stock options	—	140,629	(.14)

Diluted earnings per share	$2,363,244	1,607,876	$1.47

For the year ended December 31, 2002	Net Earnings	Common Shares	Per Share Amount
Basic earnings per share	$1,962,690	1,467,371	$1.34
Effect of stock options	—	96,417	(.08)

Diluted earnings per share	$1,962,690	1,563,788	$1.26

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities. The provisions of FIN 46 are effective immediately for all variable interest entities created after January 31, 2003 and, for the first fiscal year or interim period beginning after June 15, 2003, for variable interest entities in which an enterprise holds variable interest that it acquired before February 1, 2003. The Company believes that the adoption of FIN 46 will not have a material impact on its financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”), which changes the accounting for certain financial instruments that have characteristics of liabilities and equity. SFAS 150, which was effective for interim periods beginning after June 15, 2003, requires that those instruments be classified as liabilities in statements of financial position. The Company believes the adoption of SFAS 150 will not have a material impact on its financial position or results of operations.

(2)	Investment Securities Available-for-Sale

At December 31, 2003 and 2002, investment securities available-for-sale consisted of the following:

	December 31, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and U.S. Government agency obligations	$26,074,504	142,581	71,231	26,145,854
Municipal securities	3,207,233	281,049	—	3,488,282
Mortgage-backed securities	6,931,550	7,732	49,213	6,890,069

	$36,213,287	431,362	120,444	36,524,205

	December 31, 2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and U.S. Government agency obligations	$28,044,730	268,934	2,225	28,311,439
Municipal securities	3,556,263	218,189	—	3,774,452
Mortgage-backed securities	1,465,643	18,309	—	1,483,952

	$33,066,636	505,432	2,225	33,569,843

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(2)	Investment Securities Available-for-Sale, continued

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2003 are summarized as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasuries and U.S. Government agencies	$8,429,168	71,231	—	—	8,429,168	71,231
Mortgage-backed securities	4,648,190	49,213	—	—	4,648,190	49,213

	$13,077,358	$120,444	—	—	$13,074,358	$120,444

At December 31, 2003, the unrealized losses on the debt securities arose due to changing interest rates and market conditions and are considered to be temporary because of acceptable investment grades where the repayment sources of principal and interest are largely backed by the U.S. Government. At December 31, 2003, there were no unrealized losses contained in securities issued by state and political subdivisions while 13 out of 38 securities issued by U.S. Government agencies and U. S. Government sponsored corporations, including mortgage-backed securities, contained unrealized losses.

For the years ended December 31, 2003 and 2002, the Company sold investment securities available-for-sale for $18,592,328 and $2,043,990, respectively, with the following gross gains and losses recognized:

	2003	2002
Gross gains	$74,636	33,947
Gross losses	12,651	—

Net gain	$61,985	33,947

The amortized cost and fair values of securities available-for-sale at December 31, 2003, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due within one year	$5,077,207	5,099,328
Due after one year through five years	16,896,910	17,021,837
Due after five years	7,307,620	7,512,971
Mortgage-backed securities	6,931,550	6,890,069

	$36,213,287	36,524,205

Investment securities with approximate aggregate carrying amounts of $21,182,000 and $23,385,000 at December 31, 2003 and December 31, 2002, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase.

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(3)	Loans

Major classifications of loans at December 31, 2003 and 2002 are presented below:

	2003	2002
Commercial real estate	$124,012,412	89,009,212
Commercial	20,407,477	18,356,555
Real estate—mortgage	8,158,084	11,528,958
Real estate— construction	63,151,324	53,322,147
Installment and other consumer	15,873,030	21,972,117

Total loans	231,602,327	194,188,989
Less: Unearned fees	575,048	366,431
Allowance for loan losses	2,692,913	2,853,750

Total loans, net	$228,334,366	190,968,808

The Company extends credit to customers throughout its market area, which includes the Georgia counties of Clayton, Fayette and Henry. Most of the Company’s loans are collateralized by real estate in these Georgia counties and a substantial portion of its borrowers’ ability to repay such loans is dependent upon the economy in the Company’s market area. As of December 31, 2003 and 2002, loans outstanding totaling approximately $20,000,000 and $21,495,000, respectively, were pledged to the FHLB as collateral for outstanding borrowings.

An analysis of the activity in the allowance for loan losses is presented below:

	2003	2002
Balance at beginning of period	$2,853,750	2,149,364
Provision for losses on loans	540,000	1,053,750
Loan charge-offs	(813,511)	(1,018,009)
Loan recoveries	112,674	668,645

Balance at end of period	$2,692,913	2,853,750

As of December 31, 2003 and 2002, the Bank serviced loans for others with approximate outstanding balances of $30,486,000 and $29,369,000, respectively. At December 31, 2003 and 2002, the mortgage servicing asset had balances of approximately $136,000 and $192,000, respectively.

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)	Premises and Equipment

A summary of premises and equipment at December 31, 2003 and 2002, is as follows:

	2003	2002
Land	$1,809,183	1,670,272
Buildings and improvements	4,161,412	4,504,274
Furniture and equipment	3,803,332	3,854,971
Construction in progress	394,154	104,632
Leasehold improvements	327,556	136,654

	10,495,637	10,270,803
Less: Accumulated depreciation	3,309,881	3.412,325

	$7,185,756	6,858,478

Depreciation expense for the years ended December 31, 2003 and 2002 was approximately $619,000 and $657,000, respectively.

(5)	Deposits

At December 31, 2003, the scheduled maturities of time deposits are as follows:

2004	$80,992,734
2005	22,943,457
2006	4,658,067
2007	1,300,790
2008	13,813,150

$123,708,198

(6)	Income Taxes

The components of income tax expense are as follows:

	2003	2002
Current expense	$1,244,921	1,294,937
Deferred benefit	(106,736)	(383,867)

	$1,138,185	911,070

The differences between income tax expense and the amount computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 2003 and 2002, are as follows:

	2003	2002
Pretax income at statutory rate	$1,190,486	977,078
Add (deduct):
State income taxes, net of federal effect	(34,090)	—
Tax exempt interest	(58,649)	(63,160)
Increase in cash surrender value of life insurance	(94,808)	(80,172)
Other	135,246	77,324

	$1,138,185	911,070

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(6)	Income Taxes, continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are presented below:

	2003	2002
Deferred tax assets:
Allowance for loan losses	$1,022,230	1,094,986
Deferred compensation	127,800	56,005
Other	27,214	12,832

Total gross deferred tax assets	1,177,244	1,163,823

Deferred tax liabilities:
Deferred loan fees	192,335	243,167
Net unrealized gains on investment securities available-for-sale	108,821	176,122
Premises and equipment	284,221	304,970
FHLB stock dividends	147,095	147,095
Other	36,493	58,227

Total gross deferred tax liabilities	768,965	929,581

Net deferred tax assets	$408,279	234,242

Prior to January 1, 1996, the Company was permitted under the Internal Revenue Code (the “Code”) a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. The provisions of the Code permitted the Company to deduct from taxable income an allowance for bad debts based on the greater of a percentage of taxable income before such deduction or actual loss experience. Retained earnings include approximately $675,000 for which no deferred Federal income tax liability has been recognized. The amounts represent an allocation of income for bad debt deductions for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the current corporate income tax rate.

(7)	Federal Home Loan Bank Advances and Lines of Credit

At December 31, 2003, the Bank has $14,000,000 available under a $29,000,000 secured line of credit with the FHLB of Atlanta. Under the terms of the loan agreement, the FHLB will extend funding to the Bank up to 10% of the Bank’s assets based on the total assets reported for the most recent quarter. The available amount is also subject to the availability of qualifying collateral. The total available line noted was based on the Bank’s total assets as of December 31, 2003. At December 31, 2002, the Bank had $21,000,000 available under a $26,000,000 secured line of credit with the FHLB.

The following advances were outstanding at December 31, 2003 and 2002, and require quarterly interest payments:

Advance	Interest Basis	Current Rate	Maturity
December 31, 2003
$5,000,000	Fixed	2.71%	July 2004
$10,000,000	Fixed	1.98%	May 2013
December 31, 2002
$5,000,000	Fixed	2.71%	July 2004

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(7)	Federal Home Loan Bank Advances and Lines of Credit, continued

The Bank also had unused lines of credit for overnight borrowing of $14,800,000 and $8,500,000 at December 31, 2003 and 2002, respectively. During 2002, the Company entered into an additional line of credit with a correspondent bank totaling $1,000,000. Under the agreement, the line accrues interest at prime minus 100 basis points and matures January 1, 2014. The facility is collateralized by the stock of the Bank. The line of credit also includes certain covenants including requirements to maintain defined levels of tangible net worth, net earnings and capital. Additionally, the note includes limitations on the Company’s leveraging and dividend payments. As of December 31, 2003 and December 31, 2002, management believes the Company is in compliance with stated covenants. There were no funds drawn on this line at December 31, 2002 and no funds drawn at December 31, 2003.

(8)	Junior subordinated debentures

In 2002, the Company issued $4,000,000 of Trust Preferred Securities (the “Securities”) through a wholly owned subsidiaries of the Company. The Trust Preferred Securities pay semi-annual dividends based on a rate of prime plus 75 basis points. At December 31, 2003, the prime rate was 4.00%. The Securities cannot be redeemed for a period of ten years from the date of issuance and have a final maturity of 30 years from the date of issuance. Dividends are cumulative and deferrable for a period not to exceed five years. The Securities also qualify as Tier I capital, with certain limitations, and amounts not qualified for Tier I capital are included in Tier II capital. The Company has fully and unconditionally guaranteed the trust’s obligations under the trust’s capital securities to the extent set forth in the guarantee.

(9)	Preferred Stock

The Board of Directors of the Company is authorized to issue preferred stock and to fix and state voting powers, designations, preferences, or other special rights of such shares and the qualifications, limitations, and restrictions thereof, subject to regulatory approval but without stockholder approval.

(10)	Employee Benefit Plans

401(k) Profit Sharing Plan

The Company has a tax-qualified defined contribution profit sharing plan (the “Plan”) for the benefit of its employees. All full-time employees become eligible to participate under the Plan after completing one year of service. Under the Plan, employees may voluntarily elect to defer up to 15% of their compensation, not to exceed applicable limits. Company contributions in 2003 and 2002 were $1.00 for each $1.00 of employee contribution up to 5% of the employee’s compensation. Such matching contributions begin to vest after the first year at a rate of 20% per year with full vesting after five years. Additionally, the Company may contribute an annual discretionary contribution to the Plan based upon a number of factors, such as the Company’s retained earnings, profits, regulatory capital, and employee performance. Contributions by the Company to the Plan during the years ended December 31, 2003 and 2002 totaled approximately $121,000 and $105,000, respectively.

Stock Option Plan

The Company sponsors a stock option plan (the “1996 Option Plan”) whereby 205,228 authorized shares of common stock are reserved for issuance by the Company upon exercise of stock options granted to officers, directors, and employees of the Company from time to time. Options constitute both incentive stock options and non-qualified stock options. Options awarded to officers and directors are exercisable at a rate of 20% annually with the first 20% exercisable on the one-year anniversary of the date of grant. Any shares subject to an award, which expire or is terminated unexercised will again be available for issuance. The 1996 Option Plan has a term of ten years, unless terminated earlier. The exercise price per share for non-qualified and incentive stock options shall be the price as determined by an option committee, but not less than the fair market value of the common stock on the date of grant.

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(10)	Employee Benefit Plans, continued

In 2000, the Company approved a second stock option plan (the “2000 Option Plan”) whereby 119,250 shares of common stock (either authorized shares or shares purchased in the market) are available to be granted to officers, directors, and employees of the Company from time to time. Options constitute both incentive stock options and non-qualified stock options. Terms of the 2000 Option Plan are similar to that of the 1996 Option Plan with the exception that options granted are immediately vested and that a minimum of six months must elapse between the date of the grant of an option and the date of the sale of the common stock received through the exercise of the option. At December 31, 2003, there were an aggregate of 62,585 share of common stock available for grant under the 1996 Option Plan and the 2000 Option Plan.

Stock option activity is as follows:

	2003	2002
Options outstanding at beginning of period	246,667	231,291
Options granted	16,275	17,175
Options exercised	(2,575)	(750)
Options canceled	—	(1,049)

Options outstanding at end of period	260,367	246,667

Options exercisable at end of period	245,607	217,508

Weighted-average option prices per share:
Options granted during the period	$22.93	17.10

Options canceled during the period	$—	14.49

Options exercised during the period	$9.94	6.67

Options outstanding at end of period	$9.90	8.81

A summary of options and warrants outstanding as of December 31, 2003 is presented below:

Options Outstanding	Range of Exercise Price per Share	Weighted Average Exercise Price Per Share	Years Remaining	Options Currently Exercisable	Weighted Average Exercise Price Per Share
183,789	$ 6.67 – 9.50	$ 7.14	4.0	172,029	$ 7.03
43,500	10.14 – 14.49	12.68	7.1	40,500	13.90
33,078	17.10 – 22.93	19.97	9.5	33,078	19.97

260,367	$ 6.67 – 22.93	$ 9.69	5.2	245,607	$ 9.90

Life Insurance Policies

The Company adopted a defined contribution post retirement benefit plan to provide retirement benefits to certain of the Company’s executive officers and to provide death benefits for the designated beneficiaries. Under this plan, single-premium, split-dollar, whole-life insurance contracts were purchased on certain executive officers. The increase in the cash surrender value of the contracts, less the Bank’s cost of funds, constitutes the Company’s contribution to the plan each year. In the event the insurance contracts fail to produce positive returns, the Company has no obligations to contribute to the plan. For the years ended December 31, 2003 and 2002, the Company incurred expenses of $189,000 and $96,000, respectively, in connection with this plan.

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(11)	Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include standby letters of credit and commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

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

The following summarizes commitments as of December 31, 2003 and 2002:

	Approximate Contract Amount
	2003	2002
	(in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$46,197	23,696
Standby letters of credit	$2,101	950

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

The Company has entered into contracts with certain members of management which stipulate a term and annual base salary. The contracts include provisions to terminate the agreements for “just cause” which is defined in the contracts. If such members of management are relieved of their position without just cause, the employee is entitled to a continuation of salary from the termination date through the remaining term of the agreement. Certain of these employment agreements contain a provision stating that in the event of any change in control of the Company which results in voluntary or involuntary termination of employment within one year, the officer will be paid a lump sum distribution equal to 2.99 times the individual’s base compensation.

(12)	Fair Values of Financial Instruments

The Company is required to disclose the fair value of its financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(12)	Fair Values of Financial Instruments, continued

techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions would significantly affect the estimates.

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

Interest-bearing deposits in other financial institutions

The carrying amounts of interest-bearing deposits in other financial institutions approximate fair values.

Investment securities available-for-sale

Fair values for investment securities available-for-sale are based on quoted market prices.

FHLB stock

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

Cash surrender value of life insurance

The carrying value of this asset approximates its fair value.

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

FHLBadvances

The fair values of the FHLB fixed rate borrowings are estimates using discounted cash flows, based on the current incremental borrowing rates for similar types of borrowing arrangements.

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(12)	Fair Values of Financial Instruments, continued

Junior subordinated debentures

Junior subordinated debentures bear interest on a floating basis, and as such, the carrying amount approximates fair value.

Commitments to extend credit, standby letters of credit

Off-balance-sheet instruments (commitments to extend credit and standby letters of credit) are generally short-term and are issued at variable interest rates. Therefore, both the carrying value and estimated fair value associated with these instruments are immaterial.

The estimated fair value of the Company’s financial instruments as of December 31, 2003 and December 31, 2002 are as follows:

	December 31, 2003		December 31, 2002
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in thousands)
Assets:
Cash and cash equivalents	$14,006	14,006	22,698	22,698
Interest-bearing deposit accounts	1,386	1,386	—	—
Investment securities available-for-sale	36,524	36,524	33,570	33,570
FHLB stock	750	750	750	750
Loans, net	228,334	231,000	190,969	200,557
Cash surrender value of life insurance	4,620	4,620	4,342	4,342

Liabilities:
Deposits	249,637	252,212	231,787	233,313
Securities sold under agreements to repurchase	3,221	3,221	2,085	2,085
FHLB advances	15,000	14,445	5,000	5,000
Junior Subordinated Debentures	4,000	4,000	4,000	4,000

(13)	Related Party Transactions

It is the Bank’s policy to make loans to officers, directors, and their associates in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons. The following is a summary of activity during the year ended December 31, 2003 with respect to such aggregate loans to these individuals and their associates:

Related party loan balances at beginning of year	$1,069,575
New loans	3,929,682
Principal repayments	(2,378,933)

Related party loan balances at end of year	$2,620,324

Deposits from related parties totaled approximately $1,063,000 and $669,000, at December 31, 2003 and 2002, respectively.

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(14)	Parent Company Financial Information

The following represents condensed financial information of the holding company:

Condensed Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets
Cash	$289,241	496,374
Investment in subsidiaries	22,872,740	20,878,423
Other assets	920,734	822,656

	$24,082,715	22,197,453

Liabilities and Shareholders’ Equity
Junior subordinated debentures	$4,250,000	4,250,000
Dividends payable	88,117	73,339
Other liabilities	78,599	133,884

Total liabilities	4,416,716	4,457,223
Total shareholders’ equity	19,665,999	17,740,230

	$24,082,715	22,197,453

Condensed Statements of Earnings

For the Years Ended December 31, 2003 and 2002

	2003	2002
Dividends from subsidiaries	$500,000	400,000
Interest expense	(200,393)	(205,263)
Other operating expenses	(179,243)	(108,930)
Income tax benefit	123,575	109,565

Earnings before equity in undistributed earnings of subsidiaries	243,939	195,372
Equity in undistributed earnings of subsidiaries	2,119,304	1,767,318

Net earnings	$2,363,244	1,962,690

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(14)	Parent Company Financial Information, continued

Condensed Statements of Cash Flows

For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:
Net earnings	$2,363,244	1,962,690
Adjustment to reconcile net earnings to net cash (used) provided by operating activities:
Equity in undistributed earnings of subsidiaries	(2,119,304)	(1,767,318)
Increase (decrease) in other assets / other liability	(153,364)	(440,105)

Net cash provided (used) by operating activities	90,576	(244,733)

Cash flows used by investing activities consisting of capital infusion in subsidiaries	—	(900,000)

Cash flows from financing activities:
Dividends paid	(322,880)	—
Exercise of stock options	37,436	4,999
Retirement of common stock	(12,265)	(44,322)
Repayment of line of credit	—	(2,500,000)
Proceeds from issuance of Trust Preferred Securities	—	4,000,000

Net cash (used) provided by financing activities	(297,709)	1,460,677

Change in cash and cash equivalents	(207,133)	315,944
Cash and cash equivalents at beginning of period	496,374	180,430

Cash and cash equivalents at end of period	$289,241	496,374

(15)	Regulatory Matters

Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years’ net earnings, and the ratio of equity capital to total assets. At December 31, 2003, the Bank could pay approximately $1,310,000 in dividends without obtaining prior regulatory approval.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2003, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

CCF HOLDING COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(15)	Regulatory Matters

As of December 31, 2003, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s capital category.

The actual capital amounts and ratios at December 31, 2003 and 2002, are presented in the table below (in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:
Total capital—risk-based (to risk-weighted assets)
Bank	$25,179	10.5%	$19,248	8%	$24,060	10%
Consolidated	$25,973	10.8%	$19,273	8%	N/A	N/A
Tier I capital—risk-based (to risk-weighted assets)
Bank	$22,656	9.4%	$9,624	4%	$14,436	6%
Consolidated	$23,450	9.7%	$9,636	4%	N/A	N/A
Tier I capital—leverage (to average assets)
Bank	$22,656	7.7%	$11,729	4%	$14,661	5%
Consolidated	$23,450	8.0%	$11,730	4%	N/A	N/A

As of December 31, 2002:
Total capital—risk-based (to risk-weighted assets)
Bank	$20,878	10.2%	$16,323	8%	$20,403	10%
Consolidated	$17,740	8.7%	$16,345	8%	N/A	N/A
Tier I capital – risk-based (to risk-weighted assets)
Bank	$20,532	10.0%	$8,161	4%	$12,242	6%
Consolidated	$21,394	10.5%	$8,172	4%	N/A	N/A
Tier I capital—leverage (to average assets)
Bank	$20,532	7.7%	$10,644	4%	$13,306	5%
Consolidated	$21,394	8.4%	$10,173	4%	N/A	N/A