Form 10KSB, Exhibit 13
period 2004-12-31
CCF HOLDING CO
filed 2005-03-30
CIK 943033

EXHIBIT 13

A TRADITION OF EXCELLENCE

Dear Fellow Stockholder:

The Board of Directors, officer and employees of CCF Holding Company and its subsidiary Heritage Bank are very pleased to present you the operating results for 2004. The company and the bank continued to show progress in many key areas and is well positioned for the future. The assets of the company grew at a rate of 15% while earnings growth topped 16% for the year. We are also pleased to report that the financial markets rewarded this performance with an increase in stock value of more than 30% in 2004. As you read through the enclosed financial report I would direct you to the Management Discussion and Analysis that will hopefully explain significant year over year changes.

The management and staff of Heritage Bank have worked very hard in 2004 and thus far in 2005 to position our bank to continue to capitalize on the growth in our outstanding markets. The banking industry as a whole has become much more aggressive in identifying and pursuing new business opportunities and Heritage Bank wants to be a leader in this arena. We have refocused much of our energies towards developing new customer relationships, both personal and business. Our goal is to be the primary bank to consumers and businesses providing financial solutions in the markets we serve. We are aggressively marketing Heritage Bank as the best solution to customize products and services in an effort to meet our customers and prospects financial needs. We are aggressively training and developing our staff to be able to deliver these products and services at a superior level to our competition. We are very proud of what we have accomplished over the past several years in developing our bank, but we also feel there is always room for improvement. We feel these new efforts will deliver the results that will allow our bank and company to continue to deliver superior performance.

A couple of significant events occurred in 2004 that impacted the financial statements. We closed our second Trust Preferred Security capital offering generating an additional $4.64 million of very reasonably priced capital and we opened our third Henry County banking facility in the very rapidly growing Eagles Landing community. The capital is important to the company in that it allows us to grow at an even faster pace than our retained earnings will support without significantly diluting our shareholders. The new banking facility at Eagles Landing gives us entry into a very rapidly growing professional area of Henry County and should lead to great new business opportunities. We feel our branch network now allows us to compete in all of our primary markets for both consumer and commercial business.

Many of you began this journey with CCF Holding Company 10 years ago when the company first went public. Perhaps some of you began this journey with the bank when it opened its doors almost 50 years ago. Whenever and however you first joined the CCF Holding Company, Heritage Bank (formerly Clayton County Federal Savings and Loan) family, we appreciate the trust and loyalty that you have placed in us to take care of your deposits, loans and investments. As we near our 50th anniversary later this year we will continue to remain focused on what has brought us success and never stray far from that path. From both of us and all of the CCF Holding Company and Heritage Bank team, we thank you for your continued support!

Very truly yours,

Leonard A. Moreland	David B. Turner
President	President & CEO
Heritage Bank	CCF Holding Company

CCF HOLDING COMPANY

ANNUAL REPORT

TABLE OF CONTENTS

Overview of the Company	2

Selected Financial and Other Data	6

Management’s Discussion and Analysis	8

Report of Independent Certified Accountants	17

Consolidated Financial Statements	18

Notes to Consolidated Financial Statements	23

CCF HOLDING COMPANY

Overview of the Company

Corporate Profile. CCF Holding Company (the “Company”) is a bank holding company incorporated under the laws of the State of Georgia. Heritage Bank (the “Bank”) is a Georgia commercial bank that is a wholly owned subsidiary of the Company. CCF Capital Trust I and CCF Capital Trust II (the “Trusts”) are Delaware business trusts that are unconsolidated subsidiaries of the Company formed in January 2002 and March 2004. The Trusts were formed for the purpose of issuing Trust Preferred Securities and loaning the proceeds of such issuance to the Company. Prior to September 1998, the Company was a savings and loan holding Company and the Bank was a federally chartered savings bank. The Company was organized in 1995 in connection with the conversion of the Bank from a mutual to stock form of organization (the “Conversion”) in July 1995 and its operations currently consist primarily of serving as the holding company of the Bank. The Bank, through its predecessors, commenced business in 1955.

The Bank operates seven offices within its primary market area in Clayton, Fayette and Henry Counties, Georgia. The market area is part of the Atlanta, Georgia Metropolitan Statistical Area. The Bank’s main office is located in Jonesboro, Georgia. An additional branch in Clayton County is located in the city of Forest Park. There are two branches in Fayetteville, Georgia with one located on Jeff Davis Drive and the second on Highway 85 South, on an out parcel of a shopping center. In Henry County there are three branch locations, Keys Ferry, Highway 20/81 and Eagles Landing. Twenty-four hour ATM’s are located at each branch and in addition, the Bank operates a stand alone ATM location in a shopping center in Clayton County. Each county has at least one location open until 6:00 p.m. on Fridays and on Saturday morning for the convenience of our customers. Internet banking and bill payment services are available through the Bank’s website, www.heritagebank.com.

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

Lending Activities. As of December 31, 2004, the Bank had approximately $260 million in loans outstanding, which represented 77% of the Company’s total assets of $340 million. The Bank’s principal lending activities have been the origination of adjustable and fixed rate loans to individual consumers and small business customers. At December 31, 2004, the loan portfolio consisted of $181 million, or 70% of the loan portfolio, variable rate loans with the remaining $79 million, or 30%, fixed rate loans. Commercial and residential real estate is the primary form of collateral for the loan portfolio with approximately $230 million, or 88%, of loans outstanding secured in this manner. Consumer loans, secured by collateral other than residential real estate account for $11 million, or 4%, of loans outstanding. The remaining 8% or $19 million in loans outstanding are commercial loans secured by equipment and related non-real estate collateral.

Construction Lending. The Bank had construction loans of $82 million outstanding at December 31, 2004. These loans are primarily to local builders and almost all are located in the Bank’s immediate market area and nearby counties. These loans are made to the builders on both a speculative (unsold properties) and pre-sale basis. Loan to value ratios of 80% or less are required for pre-sales and ratios of 75% or less are required for speculative loans. These loans have maximum maturities of 12 months or less with one 12- month renewal allowed. Proceeds of construction loans are disbursed in increments as construction on the property progresses and only after a Bank representative makes a physical inspection of the property.

Commercial Loans. These loans, which include commercial real estate, continue to grow as a percentage of outstanding loans in the Bank’s portfolio. At December 31, 2004, the Bank had commercial loans of $158 million, which amounted to 61% of total loans outstanding. These loans are primarily permanent loans secured by small office buildings, apartment buildings, churches, shopping centers and convenience stores. Commercial real estate loans are usually made at up to 75% of appraised property value with adjustable rates and terms of up to 20 years.

Consumer Loans. Loans to consumers consist primarily of secured and unsecured personal loans, automobile loans, watercraft loans and recreational vehicle loans. At December 31, 2004, 97% of these loans were fixed rate with maturities primarily greater than five years.

Lending Underwriting Risks. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at completion of construction or development and the estimated cost (including interest) of construction and time to completion. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction cost proves to be inaccurate, it may be necessary for the Bank to advance funds beyond the amount originally committed to permit completion of the construction. If the estimate of value proves to be inaccurate, the Bank may be confronted, at or prior to the maturity of the loan, with collateral having a value, that is insufficient to assure full repayment. As a result, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the project. If the Bank is forced to foreclose on a property prior to or at completion due to a default, there can be no assurance that the Bank will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. The Bank has sought to lessen this risk by limiting construction lending to qualified borrowers in the Bank’s market area, by limiting the number of construction loans outstanding at any time and by requiring a Bank representative to inspect properties under construction prior to disbursement of funds.

Loans secured by commercial real estate generally involve a greater degree of risk than one- to four-family mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the affect of general economic conditions on income producing properties, and the difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation or management of the related project or company. If the cash flow from the project or company is reduced, the borrower’s ability to repay the loan may be impaired. The Bank seeks to reduce these risks in a variety of ways, including limiting the size of such loans, analyzing the financial condition of the borrower, accurately assessing the quality of the collateral and assessing the quality of the management of the property securing the loan. The Bank usually obtains personal guarantees and appraisals on each property.

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

Loan Approval Process. The Bank’s Board of Directors has granted various levels of lending authority to the Bank’s loan officers. Loans exceeding an officer’s individual authority must be submitted to the Officer Loan Committee. This committee, comprised of the President and three executive vice presidents of the Bank, has a lending limit of $1,000,000 for secured and unsecured loans. Loans greater than $1,000,000 must be approved by the Senior Loan Committee, which is comprised of the entire Board of Directors of the Bank. The Bank’s legal lending limit is $4,000,000.

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

Market Area. The following statistical data is based on information found on the Chamber of Commerce websites of Clayton, Fayette and Henry Counties as well as data from the FedStats website.

The Bank’s primary market area includes all of Clayton, Fayette and Henry County, Georgia. The majority of the Bank’s deposits come from the market area, although it attracts some deposit and loan business from neighboring counties and metro Atlanta. The major industries for the tri-county area include airline, manufacturing, construction and retail services. The Bank’s main office is located in Jonesboro, Georgia, approximately 20 miles south of Atlanta. Hartsfield-Jackson Atlanta International Airport, one of the worlds busiest, Clayton State College and University, which serves more than 5,000 students, and The Georgia State Archives, are also located in Clayton County.

Henry County was ranked 4th among the nation’s counties for rate of population growth in the 1990’s of 103%. With over 38,000 employees the Hartsfield-Jackson Atlanta International Airport is the largest center of employment in the state of Georgia. Clayton, Fayette and Henry County make up 663 square miles in land area, with a total population in 2002 of 489,043.

The Bank opened three branches in the Fayette and Henry County markets over the past three years. One branch is located on Highway 85 just south of Fayetteville; the second is located in a developing area in McDonough on Highway 20/81 West and the third branch, which opened in August 2004 is located in the Eagles Landing area of Henry County. The Bank also renovated its main office in Jonesboro during 2004.

The Company was named to the Fortune Magazine “FSB Fortune Small Business 100” America’s Fastest-Growing Small Companies in 2004. This was the first time the Company received this recognition, and it was 92nd on the Fortune list.

Competition. The Bank operates in a competitive environment, competing for deposits and/or loans with commercial banks, thrifts and other financial entities. Principal competitors include other small community commercial banks (such as Community Capital Bank, Southern Community Bank, First State Bank, The Bank of Georgia, First Henry Bank and McIntosh State Bank) and larger institutions with branches in the Bank’s market area such as SunTrust, Wachovia, RBC Centura, Bank of America, and Peachtree National (a division of Synovus). Numerous de novo banks along with mergers and consolidations involving banks in the Bank’s market area have occurred, requiring the Bank to compete with banks with greater resources. However, Heritage Bank is the oldest independent bank in Clayton County. The de novo banks are limited in their funding strategies because they typically do not have access to wholesale funding. This has the effect of running up deposit rates as the new banks compete for funds in the market area.

The Bank has restructured its daily functions and responsibilities to maximize its product sales opportunities with specific focus in the areas of business development, commercial lending and credit administration. The Bank believes that by emphasizing these areas it will continue to improve its responsiveness to existing customers and to develop new relationships.

The Bank is a major participant of Partners in Education in the tri-county area. The Bank supports over 40 schools annually and contributed more than $30,000 a year in the effort. The Bank’s mission statement is “Committed to the Future of the Communities We Serve through a Tradition of Excellence.” The Bank stands by this mission statement by having its officers and employees support and participate in many events. The Bank’s employees, officers and directors represent the Bank on many boards and local civic and charitable organizations.

Stock Market Information

Since its issuance in July 1995, the Company’s Common Stock has been traded on The Nasdaq SmallCap Market under the trading symbol of “CCFH.” The following table reflects high and low sales prices paid in actual transactions, as reported by The Nasdaq SmallCap Market, as well as dividend information. The quotations reflect inter-dealer closing prices, and may not include retail mark-up, mark-down, or commission.

Period	High	Low	Dividends Declared		Dividends Paid
2003 1st Quarter(1)	12.53	10.84	0.04		0.03
2003 2nd Quarter(1)	17.93	12.37	0.04		0.04
2003 3rd Quarter(1)	17.91	14.46	0.04		0.04
2003 4th Quarter(1)	15.90	14.25	0.04	(2)	0.04

2004 1st Quarter(1)	12.00	9.91	0.04		0.04
2004 2nd Quarter(1)	12.25	15.00	0.05		0.04
2004 3rd Quarter	20.50	14.70	0.05		0.05
2004 4th Quarter	20.51	16.06	0.06	(3)	0.05

(1)	Values adjusted to reflect the three for two stock split paid on July 15, 2004 in the form of a dividend to shareholders of record on July 1, 2004.
(2)	The Company declared the dividend on December 17, 2003, and paid the dividend on January 21, 2004.
(3)	The Company declared the dividend on December 16, 2004, and paid the dividend on January 18, 2005.

The number of shareholders of record as of December 31, 2004, was approximately 400, inclusive of the number of persons or entities who held stock in nominee or “street” name. At December 31, 2004, there were 2,239,019 shares of Common Stock issued and outstanding. The Company’s ability to pay dividends to shareholders is primarily dependent upon the dividends it receives from the Bank, and to a lesser extent, the amount of cash on hand. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank’s regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion (up to $6.6 million), or (2) the regulatory capital requirements. The Company declared a dividend of $0.06 per share on December 16, 2004, payable to shareholders of record January 3, 2005, and paid the dividend to shareholders on January 18, 2005. On March 16, 2005, the Company declared a $0.06 per share dividend payable to shareholders of record on April 1, 2005, with payment expected on April 15, 2005.

On June 17, 2004, the Company announced a three for two stock split payable in the form of a stock dividend on July 15, 2004, to shareholders of record on July 1, 2004 (the “Stock Split”). Prior to this split, on November 21, 2002, the Company announced a three for two stock split payable in the form of a stock dividend on December 19, 2002, to shareholders of record on December 4, 2002. (Collectively these actions are noted as the “Stock Splits”.)

SELECTED FINANCIAL AND OTHER DATA

The selected financial and other data set forth below should be read in conjunction with the consolidated financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report. The following selected financial data concerning the Company for and as of the end of each of the years in the five year period ended December 31, 2004, are derived from the audited consolidated financial statements of the Company. The selected financial and operating data is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, included elsewhere in this report. The audited consolidated financial statements of the Company as of December 31, 2004 and 2003 and for each of the years in the two year period ended December 31, 2004, and the report of Porter Keadle Moore, LLP, the Company’s independent public accountants, thereon, are included elsewhere in this report. All share information and per share amounts have been adjusted to reflect the Stock Splits.

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(Dollars in Thousands)
Financial Condition
Total Amount of:
Assets	$340,147	$295,785	$261,993	$247,800	$228,381
Loans receivable, net	256,771	228,334	190,969	185,656	171,817
Investment securities	41,639	36,524	33,570	37,358	36,368
Deposits	289,278	249,637	231,787	217,254	208,415
FHLB advances	15,000	15,000	5,000	8,000	—
Junior subordinated debentures	8,765	4,125	4,125	—	—
Liabilities	318,209	276,118	244,252	231,987	214,750
Shareholders’ equity	21,938	19,666	17,740	15,813	13,630
Other Data:
Net income	$2,747	$2,363	$1,963	$1,429	$1,280
Average assets	330,533	279,867	254,321	242,490	214,866
Average equity	20,946	18,765	16,797	14,742	12,644
Full service offices	7	6	5	5	5

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(Dollars in Thousands)
Summary of Operations
Total interest income	$18,258	$16,044	$16,256	$18,832	$18,458
Total interest expense	5,535	4,967	6,205	9,748	9,935

Net interest income	12,723	11,077	10,051	9,084	8,523
Provision for loan losses	905	540	1,054	662	570

Net interest income after provision for loan losses	11,818	10,537	8,997	8,422	7,953
Other income	2,358	1,801	1,566	1,549	892
Other expenses	10,134	8,837	7,689	7,879	6,894

Earnings before income taxes	4,042	3,501	2,874	2,092	1,951
Income tax expense	1,295	1,138	911	663	671

Net earnings	2,747	$2,363	$1,963	$1,429	$1,280

Key	Operating Ratios

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(Dollars in Thousands, except per share data)
Performance Ratios:
Return on average assets (net earnings divided by average total assets)	0.83%	0.84%	0.77%	0.59%	0.60%
Return on average equity (net earnings divided by average equity)	13.11%	12.59%	11.69%	9.70%	10.13%
Average interest earning assets to average interest bearing liabilities	113.50%	112.29%	109.90%	108.41%	106.00%
Net interest rate spread	3.84%	4.01%	3.99%	3.65%	3.99%
Net yield on average interest-earnings assets	4.08%	4.24%	4.25%	4.01%	4.29%
Net interest income after provision for loan losses to total other expenses	116.61%	119.24%	117.06%	106.89%	123.63%
Basic earnings per share (1)	$1.24	$1.07	$0.89	$0.64	$0.60
Diluted earnings per share (1)	$1.12	$0.98	$0.84	$0.63	$0.59
Dividend payout (2)	17.79%	15.65%	3.97%	0.00%	23.07%
Capital Ratios
Book value per share (1)	$9.80	$8.93	$8.06	$7.18	$6.17
Average equity to average assets	6.34%	6.70%	6.60%	6.08%	5.88%
Equity-to-assets (End of Period)	6.45%	6.65%	6.77%	6.38%	5.97%
Asset Quality Ratios
Non-performing loans as a percentage of total loans, net	0.33%	0.68%	0.39%	0.03%	0.05%
Non-performing loans as a percentage of total assets	0.25%	0.52%	0.29%	0.02%	0.04%
Allowance for loan losses to non-performing loans	371%	174%	382%	3770%	1837%

(1)	All per share data has been adjusted for the 3 for 2 stock split paid to shareholders of record on July 1, 2004 and the 3 for 2 stock split paid to shareholders of record on December 2, 2002.
(2)	Dividends declared per share divided by net earnings per diluted share.

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

These forward-looking statements involve risks and uncertainties, such as statements of the Company’s plans, objectives, expectations, beliefs, feelings, anticipations, estimates, and intentions, which are subject to change based on various important factors (some of which are beyond the Company’s control). The following factors, among others, could cause the Company’s financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rate and market and monetary fluctuations; the adequacy of the Company’s loan loss reserve; the timely development of and acceptance of new products and services of the Company and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors’ products and services; the willingness of potential customers to substitute competitors’ products and services for the Company’s products and services; the success of the Company in gaining regulatory approval of its products and services, when required; the impact of changes in financial services’ laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; changes in consumers spending and saving habits; terrorism; war and the success of the Company at managing the risks involved in the foregoing.

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

Recent Developments

On March 16, 2005, the Company declared a $0.06 dividend to shareholders of record on April 1, 2005, with a payment date of April 15, 2005.

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

Regulatory Capital. On March 30, 2004, the Company through its newly-formed wholly owned statutory trust subsidiary, CCF Capital Trust II, completed the sale of $4,500,000 of floating rate trust preferred securities (“Capital Securities”) having a maturity date of March 31, 2034 and a liquidation value of $50,000 per Capital Security. Interest on the Capital Securities is to be paid quarterly on the last day of each March, June, September, and December and is reset quarterly based on the prime rate of interest as announced in the Money Rates section of the Eastern Edition of The Wall Street Journal plus .125%, as of the last business day of the preceding quarter.

The Company and the Bank continue to manage their respective capital positions in order to support healthy growth. The Company ended 2004 with a total capital to risk weighted assets ratio of 11.8%. The Bank ended 2004 with a total capital to risk weighted assets ratio of 10.8%. Capital levels at December 31, 2004 are considered well capitalized by regulatory standards.

Reduction of Interest Rate Risk. The Bank manages its interest rate risk through the origination of adjustable-rate loans when market conditions permit. The emphasis in the loan portfolio production continues to be increasing the volume of loans that reprice at least annually, in order to better match the repricing of the Bank’s liabilities.

Asset Quality. The Bank continues to maintain its asset quality through detailed underwriting and thorough analysis of loan requests. The Bank analyzes each loan request from both a credit and a collateral approach. The credit analysis is performed first and if the request meets the credit guidelines of the Bank, the loan is then underwritten to the Bank’s collateral guidelines. The degree of credit analysis performed is based both on the size of the request and the risk exposure. The loan portfolio is constantly reviewed and evaluated to measure the quality of the portfolio and to try and anticipate future problems. If a loan reaches 90 consecutive days without payment in full of all scheduled payments, the Bank places the loan in a non-accrual or non-performing status. At December 31, 2004, the Bank’s ratio of non-performing loans to total loans was 0.33% and to total assets 0.25%. This compares to 0.67% and 0.52%, respectively, at December 31, 2003. The decrease in 2004 is due primarily to the foreclosure of one large commercial real estate loan that was adversely rated at December 31, 2003, but not foreclosed on until 2004. The balance of this loan was considered through the Loan Loss Reserve analysis completed by management at December 31, 2004. The total is currently accounted for throughout the statements as a non-performing asset and is included in the Other Real Estate Owned line of the Consolidated Balance Sheet.

Product and Customer Base. The Bank increased the size of its loan portfolio by approximately $28 million, from $232 million at December 31, 2003, to $260 million at December 31, 2004. The increase over December 31, 2003 is attributed to growth in construction lending of $19 million, or 30% and commercial real estate lending of $15 million, or 12%, partially offset by a reduction in consumer lending primarily indirect lending activities of $5 million, or 29%. The Bank continued to sell new residential mortgage originations during 2004. The Bank’s deposits increased by $40 million, or 16%, from $249 million at December 31, 2003, to $289 million at December 31, 2004. This growth in deposits was used to fund the loan growth. In addition, the Bank had FHLB borrowings outstanding as of December 31, 2004 and 2003, of $15 million. The Bank used the borrowings to fund loan growth. It is expected that 2005 loan growth will continue to be steady in the Bank’s primary market areas as long as economic conditions do not deteriorate. The Bank will seek to continue to expand its customer base through advertising, direct mail and one-on-one personal visits with prospective customers.

Management of the Bank believes that there are opportunities for growth within the Bank’s primary and adjacent market areas. The Bank intends to manage the growth of deposits and loans in a manner that will ensure its ability to comply with current and future capital requirements as well as manage interest rate risk. As discussed below, there is risk with growth. The Bank’s ability to manage this risk will directly impact its financial condition and operating results in future periods.

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

The Bank’s net interest rate spread for the years ended December 31, 2004 and 2003 was 3.84% and 4.01%, respectively. The results of the Company’s cumulative interest sensitivity gap analysis indicate that a fluctuation in interest rates would not have a material adverse impact on the Bank’s net interest rate spread and earnings, as the ratio of interest sensitive assets to interest sensitive liabilities in the one year time frame approximates one. The Bank is asset sensitive over the short term, which would cause earnings to increase in a rising rate environment. However, over a 12-month period net interest income should not be materially affected. In 2004, the Federal Reserve interest rate increases resulted in a prime rate of 5.25% at December 31, 2004 as compared to 4.00% at December 31, 2003, with further increases anticipated. These increases had a favorable effect on the Bank’s net interest income as the asset sensitivity outpaced liability repricing. Once rates stabilize, it is expected that approximately six months must pass before all rate changes can be fully adjusted through both the asset and liability pricing.

The Bank attempts to manage the interest rates it pays on deposits while maintaining a stable deposit base and providing quality services to its customers. The Bank continues to rely primarily on deposits to fund its loan growth with FHLB borrowings and the proceeds from the sale of Capital Securities as an additional funding source. To the extent the Bank is unable to invest these funds in loans originated in the Bank’s market area, it will continue to purchase municipal securities and other high quality investment securities, such as U.S. Treasury and U.S. Government agency obligations. The decline in interest rates for the two years prior to 2004 has meant that yields on investment securities dropped to levels not experienced in the last forty years which is reflected through the market adjustment of the Bank’s available for sale securities, many of which were purchased during 2002 and 2003.

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

	Year Ended December 31,
	2004			2003
	Average Balance(1)	Interest	Yield	Average Balance(1)	Interest	Yield
	(Dollars in Thousands)
Assets
Interest-earning assets:
Loans (including loan fees)(2)	$255,911	$16,683	6.52%	$207,594	$14,668	7.07%
Taxable investment securities	40,933	1,218	2.98%	32,383	1,001	3.09%
Nontaxable investment securities	3,735	179	4.79%	3,435	173	5.04%
FHLB Stock	668	23	3.44%	750	29	3.87%
Federal Funds sold	7,488	113	1.51%	9,771	112	1.15%
Interest-earning deposits in other financial institutions	3,116	42	1.35%	7,098	61	0.86%

Total interest-earning assets	311,851	18,258	5.85%	261,031	16,044	6.15%
Other noninterest–earning assets	18,682			18,836

Total assets	$330,533			$279,867

Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Demand deposits	98,645	1,147	1.16%	89,246	943	1.06%
Regular savings	7,833	59	0.75%	7,291	55	0.75%
Time deposits	144,521	3,660	2.53%	117,931	3,481	2.95%
FHLB advances	12,917	279	2.16%	11,216	259	2.31%
Note payable	7,393	346	4.68%	4,000	201	5.03%
Securities sold under agreements to repurchase	3,452	44	1.27%	2,786	28	1.01%

Total interest-bearing liabilities	274,761	5,535	2.01%	232,470	4,967	2.14%
Non-interest bearing deposits	32,504			26,503
Other noninterest-bearing liabilities	2,322			2,129
Shareholders’ equity	20,946			18,765

Total liabilities and shareholders’ equity	$330,533			$279,867

Excess of interest-earning assets over interest-bearing liabilities	$37,090			$28,561

Ratio of interest-earning assets to interest bearing liabilities	113.50%			112.29%
Net interest income		$12,723			$11,077

Net interest spread(3)			3.84%			4.01%

Net yield on average interest-earning assets(4)			4.08%			4.24%

(1)	Average balances are derived from average daily balances.
(2)	Average balances include non-accrual loans.
(3)	Net interest spread represents the difference between the average yield on interest-earnings assets and the average cost of interest-bearing liabilities.
(4)	Net yield on average interest earning assets represents net interest income as a percentage of average interest earning assets.

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

	Year Ended December 31, 2004 compared to 2003			Year Ended December 31, 2003 compared to 2002
	Changes due to
	Volume	Rate/ Yield	Total	Volume	Rate/ Yield	Total
	(Dollars in Thousands)
Interest income:
Loans	$3,222	(1,207)	2,015	$1,053	(1,130)	(77)
Taxable investment securities	254	(37)	217	292	(337)	(45)
Nontaxable investment securities	14	(8)	6	(12)	(1)	(13)
FHLB stock	(3)	(3)	(6)	(5)	(11)	(16)
Federal Funds sold	(30)	31	1	(23)	(40)	(63)
Interest-earning deposits in other financial institutions	(44)	25	(19)	47	(45)	2

Total interest income	$3,413	(1,199)	2,214	$1,352	(1,564)	(212)

Interest expense:
Demand deposits	$108	$96	$204	$161	$(348)	$(187)
Regular savings	4	—	4	4	(15)	(11)
Time deposits	717	(538)	179	(9)	(1,126)	(1,135)
FHLB advances	38	(18)	20	106	(3)	103
Line of credit	—	—	—	(10)	—	(10)
Notes payable	159	(14)	145	18	(12)	6
Securities sold under agreements to Repurchase	8	8	16	2	(6)	(4)

Total interest expense	1,034	(466)	568	272	(1,510)	(1,238)

Net interest income	$2,379	(733)	$1,646	$1,080	(54)	$1,026

Comparison of Financial Condition at December 31, 2004 and December 31, 2003

Total assets increased $44 million, or 15%, to $340 million in fiscal 2004 compared to $296 million in fiscal 2003, with growth primarily in lending activities, funded by increased deposits, FHLB borrowings and the proceeds from the issuance of junior subordinated debentures. Shareholders’ equity increased by approximately $2 million, or 11%, to $22 million at December 31, 2004, from $20 million at December 31, 2003. The increase was attributable to net income of approximately $2.7 million partially offset by a decrease of net unrealized holding gains on investment securities available-for-sale of approximately $233,000 and payment of cash dividends to shareholders of approximately $389,000. The Company carries at fair value its securities available for sale, with unrealized gains and losses, net of income tax effects, recorded as a separate component of shareholders’ equity in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115. Because the Company’s portfolio of securities is classified as available-for-sale and is comprised of U.S. Treasury and Agency debt securities, movements in market interest rates will cause fluctuations in the market value of the securities, thereby resulting in changes in accumulated other comprehensive income and shareholders’ equity.

Comparison of Operating Results for the Fiscal Years Ended December 31, 2004 and December 31, 2003

Net Income. The Company’s net income increased by $384,000, or 16%, to $2.7 million in 2004 from $2.4 million in 2003. The increase was primarily due to the $1.6 million, or 15% increase in net interest income from $11.1 million in 2003 to $12.7 million in 2004. The increase in net interest income was partially offset by an increase in other expenses of $1.3 million or 15%, to $10.1 million in 2004 from $8.8 million in 2003. The increase in net interest income is primarily due to the growth of loans which when combined with the increase in the prime rate has a positive affect on the Bank’s balance sheet which is asset sensitive. Asset sensitivity means that the Bank’s assets will reprice more quickly than its deposits in the short term. Typically interest-bearing deposit accounts require longer adjustment periods when rate reductions are required. Changes in the federal funds interest rates which coincide with increases in the prime rate may take up to one year to be fully implemented throughout the Bank’s deposit and loan accounts.

Net Interest Income. Net interest income (before provision for loan losses) increased $1.6 million, or 15%, to $12.7 million in 2004 from $11.1 million in 2003. This increase was primarily due to an increase in interest income on loans and investment securities as the principal balances increased and the federal funds rate increased during the second half of 2004.

Provision For Loan Losses. The Bank increased the provision for loan losses from $540,000 at December 31, 2003 to $905,000 at December 31, 2004. The increase was necessary due to the growth of outstanding loans. The Bank’s allowance for loan losses increased from $2.7 million at December 31, 2003, to $3.2 million at December 31, 2004. The reserve as a percentage of total outstanding loans was at 1.16% at year-end 2003, as compared to 1.21% at year-end 2004. The Bank periodically evaluates the adequacy of the allowance for loan losses based on a review of all significant loans, with particular emphasis on impaired, non-performing, past due and other loans that management believes require special attention. The Bank also utilized an independent loan review process in assessing the overall adequacy of the allowance for loan losses. Management believes that the allowance for loan losses is adequate and will continue to monitor and adjust the allowance as necessary in future periods based on growth in the loan portfolio, loss experience, condition of borrowers, and continued monitoring of local economic conditions, as well as, any other external factors. If the size of the loan portfolio continues to grow it is expected that the provision for loan losses will increase in order to maintain the allowance for loan losses at an adequate level.

The following table sets forth the allocation of the allowance for loan losses by loan category and the percent of loans in each loan category to total loans for the periods indicated.

	Allocated Allowance	Percentage of Loans in each Category to Total Loans	Allocated Allowance	Percentage of Loans in each Category to Total Loans
	(Dollars in Thousands)		(Dollars in Thousands)
Balance at end of period applicable to:
Permanent residential mortgage	$108	3.42%	$95	3.53%
Construction, acquisition and development	998	31.57%	734	27.26%
Commercial and commercial real estate	1,918	60.68%	1,679	62.34%
Consumer and other	137	4.33%	185	6.87%

Total	$3,161	100.00%	$2,693	100.00%

Other Income. Other income increased by $556,000, or 31%, to $2.4 million in 2004 from $1.8 million in 2003. The major component of the increase was net gains on sales of loans of $573,000. The increase in gains on sales of loan is primarily due to the premium received of $422,000 on the sale of a United States Department of Agriculture guaranteed loan. In 2004, increases in service charges on deposit accounts amounted to $164,000, or 17%, over 2003, from $963,000 in 2003 to $1.1 million in 2004.

Other Expenses. Other expenses increased from $8.8 million in 2003 to $10.1 million in 2004, representing an increase of $1.3 million or 15%. Included in this increase is an increase of $889,000, or 17%, in salaries and benefits. Of this increase in salaries and benefits, approximately $200,000 is due to the staffing of new branches. Accruals for benefits related to the Bank owned life insurance plan increased approximately $160,000, and the expense related to group hospitalization insurance increased approximately $115,000.

Occupancy expense increased $164,000 from $1.6 million in 2003, to $1.8 million in 2004. The increase is primarily due to the operating expenses associated with the opening of two branches.

Income Tax Expense. Income tax expense as a percent of income before taxes was 32.0% in 2004 and 32.5% in 2003.

Liquidity. The Bank is required to maintain minimum levels of liquid assets as defined by the State of Georgia and FDIC regulations. The Bank’s short-term liquidity at December 31, 2004, was 15.65%, which was above the Bank’s goal of 15.0%. The Bank continues to search for deposits and other means of meeting its loan demand. The Bank adjusts its liquidity level as appropriate to meet its asset/liability objectives. The primary sources of funds are deposits, including deposits gathered using the Internet (from institutional investors such as banks and credit unions), amortization and prepayments of loans and mortgage-backed securities, maturity of investments, and funds provided from operations. As an alternative to supplement liquidity needs, the Bank has the ability to borrow from the FHLB and other correspondent banks. These commitments totaled $51 million at December 31, 2004 with $15 million in outstanding balances. Scheduled loan amortization and maturing investment securities are a relatively predictable source of funds, however, deposit flow and loan prepayments are greatly influenced by, among other things, market interest rates, economic conditions, and competition. The Bank’s liquidity, represented by cash, cash equivalents, and securities available for sale, is a product of its operating, investing, and financing activities.

The following table details the Company’s contractual obligations as of December 31, 2003:

	Maturity by Years
	1 or less	1 to 3	3 to 5	Over 5	Total
	(Dollars in Thousands)
FHLB Advances	$—	5,000	—	10,000	15,000
Notes payable	—	—	—	8,765	8,765
Total contractual obligations	$—	5,000	—	18,765	23,765

Impact of Inflation and Changing Prices. The Company’s consolidated financial statements and related data have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without consideration for changes in the relative purchasing power of money over time caused by inflation.

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

Other Important Events

In August 2004, the Bank opened its third office in Henry County on Eagles Landing Parkway in Stockbridge. The office occupies space leased in the Pinnacle office complex.

In November 2004, the Company began its preparations for compliance with the Sarbanes-Oxley Act. A committee consisting of members of senior management and chaired by the Audit Committee chairman was formed to plan the project, including self imposed deadlines to ensure timely compliance with the Act.

CCF HOLDING COMPANY

AND SUBSIDIARY

Consolidated Financial Statements

December 31, 2004 and 2003

(with Independent Accountants’ Report thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

CCF Holding Company

We have audited the accompanying consolidated balance sheets of CCF Holding Company and subsidiary as of December 31, 2004 and 2003 and the related consolidated statements of earnings, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CCF Holding Company and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Atlanta, Georgia

March 11, 2005

CCF HOLDING COMPANY AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2004 and 2003

	2004	2003
Assets

Cash and due from banks, including reserve requirements of $886,000 and $1,046,000	$8,951,947	10,294,292
Interest-bearing demand deposits in other financial institutions	5,006,613	1,349,804
Federal funds sold	6,513,370	2,361,632

Cash and cash equivalents	20,471,930	14,005,728
Interest-bearing time deposits in other financial institutions	99,000	1,386,075
Investment securities available-for-sale	41,638,558	36,524,205
Federal Home Loan Bank stock, at cost	1,265,000	750,000
Loans, net	256,770,581	228,334,366
Premises and equipment, net	8,279,046	7,185,756
Accrued interest receivable	1,242,191	1,123,890
Cash surrender value of life insurance	4,884,520	4,620,438
Other assets	5,495,885	1,854,205

	$340,146,711	295,784,663

Liabilities and Shareholders’ Equity
Deposits:
Noninterest-bearing demand deposits	$31,281,774	27,855,720
Interest-bearing demand deposits	112,078,288	90,383,872
Savings accounts	7,328,745	7,689,032
Time deposits less than $100,000	101,658,533	89,623,330
Time deposits greater than $100,000	36,930,554	34,084,868

Total deposits	289,277,894	249,636,822
Securities sold under agreements to repurchase	2,703,607	3,220,798
Federal Home Loan Bank advances	15,000,000	15,000,000
Junior subordinated debentures	8,765,000	4,125,000
Other liabilities	2,462,378	4,136,044

Total liabilities	318,208,879	276,118,664

Commitments
Shareholders’ equity:
Preferred stock, no par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $.10 par value, 4,000,000 shares authorized; 2,239,019 issued and outstanding in 2004; 2,202,940 shares issued and outstanding in 2003	223,902	220,294
Additional paid-in capital	9,158,182	8,957,500
Retained earnings	12,587,130	10,286,108
Accumulated other comprehensive (loss) income	(31,382)	202,097

Total shareholders’ equity	21,937,832	19,665,999

	$340,146,711	295,784,663

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Earnings

For the Years Ended December 31, 2004 and 2003

	2004	2003
Interest and dividend income:
Interest and fees on loans	$16,683,055	14,668,312
Interest-bearing deposits in other financial institutions and federal funds sold	140,752	173,453
Interest and dividends on taxable investment securities	1,254,988	1,029,374
Interest on nontaxable investment securities	179,201	172,497

Total interest income	18,257,996	16,043,636

Interest expense:
Deposit accounts	4,866,049	4,478,663
Other borrowings	668,667	487,953

Total interest expense	5,534,716	4,966,616

Net interest income	12,723,280	11,077,020
Provision for loan losses	905,000	540,000

Net interest income after provision for loan losses	11,818,280	10,537,020

Other operating income:
Service charges on deposit accounts	1,126,844	963,368
Net gain on sale of investment securities	645	61,985
Gain on sale of loans	573,168	104,291
Increase in value of life insurance asset	264,082	278,847
Other	393,165	393,010

Total other operating income	2,357,904	1,801,501

Other operating expenses:
Salaries and employee benefits	6,119,889	5,231,002
Occupancy	1,807,719	1,642,902
Other	2,206,908	1,963,188

Total other operating expenses	10,134,516	8,837,092

Earnings before income taxes	4,041,668	3,501,429
Income tax expense	1,295,010	1,138,185

Net earnings	$2,746,658	2,363,244

Basic earnings per share	$1.24	1.07

Diluted earnings per share	$1.12	0.98

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2004 and 2003

	2004	2003
Net earnings	$2,746,658	2,363,244

Other comprehensive loss:
Unrealized holding losses on investment securities available-for-sale	(358,554)	(130,303)
Associated income tax effect	125,494	45,606
Reclassification adjustment for gains on sales of investment securities available-for-sale	(645)	(61,985)
Associated income tax effect	226	21,695

Total other comprehensive loss, net of tax	(233,479)	(124,987)

Total comprehensive income	$2,513,179	2,238,257

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2004 and 2003

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
	Shares	Amount
Balance, December 31, 2002	2,200,150	220,016	8,932,607	8,260,523	327,084	17,740,230
Net earnings	—	—	—	2,363,244	—	2,363,244
Retirement of common stock	(1,072)	(108)	(12,157)	—	—	(12,265)
Exercise of stock options	3,862	386	37,050	—	—	37,436
Cash dividends declared ($.20 per share)	—	—	—	(337,659)	—	(337,659)
Unrealized losses on investment securities available-for-sale, net of tax	—	—	—	—	(124,987)	(124,987)

Balance, December 31, 2003	2,202,940	$220,294	8,957,500	10,286,108	202,097	19,665,999
Net earnings	—	—	—	2,746,658	—	2,746,658
Retirement of common stock	(1,092)	(109)	(16,749)	—	—	(16,858)
Exercise of stock options	37,171	3,717	218,500	—	—	222,217
Cash paid in lieu of fractional shares	—	—	(1,069)	—	—	(1,069)
Cash dividends declared ($.22 per share)	—	—	—	(445,636)	—	(445,636)
Unrealized losses on investment securities available-for-sale, net of tax	—	—	—	—	(233,479)	(233,479)

Balance, December 31, 2004	2,239,019	223,902	9,158,182	12,587,130	(31,382)	21,937,832

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:
Net earnings	$2,746,658	2,363,244
Adjustments to reconcile net earnings to net cash provided by operating activities:
Provision for loan losses	905,000	540,000
Depreciation, amortization and accretion	718,576	899,880
Deferred income tax expense (benefit)	2,103	(106,736)
Net gain on sale of investment securities available-for-sale	(645)	(61,985)
Net gain on sale of loans	(573,168)	(104,291)
Net loss on sale of real estate	81,968	64,971
Net gain on sale of premises and equipment	(13,291)	(25,379)
Increase in cash surrender value of life insurance	(264,082)	(278,847)
Change in:
Accrued interest receivable and other assets	(67,905)	145,500
Accrued interest payable and other liabilities	(1,721,993)	2,808,267

Net cash provided by operating activities	1,813,221	6,244,624

Cash flows from investing activities:
Net change in interest-bearing deposits in other financial institutions	1,287,075	(1,386,075)
Proceeds from maturities and calls of investment securities available-for-sale	16,873,239	28,902,854
Proceeds from sales of investment securities available-for-sale	2,905,520	18,592,328
Purchases of investment securities available-for-sale	(25,299,582)	(50,860,799)
Proceeds from redemption of Federal Home Loan Bank stock	750,000	—
Purchases of Federal Home Loan Bank stock	(1,265,000)	—
Net increase in loans	(54,711,212)	(60,870,823)
Proceeds from sale of foreclosed property	252,400	181,033
Proceeds from sale of loans	22,042,440	22,737,376
Purchases of premises and equipment	(2,326,034)	(1,347,340)
Proceeds from sale of premises and equipment	575,376	426,512

Net cash used in investing activities	(38,915,778)	(43,624,934)

Cash flows from financing activities:
Net increase in deposits	39,641,072	17,849,366
Change in securities sold under agreements to repurchase	(517,191)	1,136,194
Proceeds from Federal Home Loan Bank advances	5,000,000	10,000,000
Repayments of Federal Home Loan Bank advances	(5,000,000)	—
Proceeds from issuance of junior subordinated debentures	4,640,000	—
Dividends paid	(399,412)	(322,880)
Proceeds from exercise of stock options	222,217	37,436
Retirement of common stock	(17,927)	(12,265)

Net cash provided by financing activities	43,568,759	28,687,851

Change in cash and cash equivalents	6,466,202	(8,692,459)
Cash and cash equivalents at beginning of period	14,005,728	22,698,187

Cash and cash equivalents at end of period	$20,471,930	14,005,728

Supplemental disclosures for cash flow information and noncash, investing and financing activities:
Interest paid	$5,449,122	5,011,138

Income taxes paid	$1,490,000	1,041,070

Transfer of loans to other real estate owned	$3,900,725	332,180

Changes in dividends payable	$46,224	14,779

Unrealized losses on investment securities available for sale, net of tax	$(233,479)	(124,987)

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

Organization

CCF Holding Company (the “Company”) is incorporated in the State of Georgia as a state chartered bank holding company whose business is conducted by its wholly owned bank subsidiary, Heritage Bank (the “Bank”). The Bank converted its charter effective September 1, 1998 from a federally chartered stock savings and loan association to a state chartered commercial bank. The Company and the Bank are primarily regulated by the State of Georgia Department of Banking and Finance (the “DBF”) and the Federal Deposit Insurance Corporation (the “FDIC”) and are subject to periodic examinations by these regulatory authorities.

The Bank provides a full range of banking services to individual and corporate customers through its main office in Jonesboro, Georgia and seven Georgia branch offices located in Clayton, Fayette and Henry Counties. The Bank primarily competes with other financial institutions in its market area, which it considers to be south metropolitan Atlanta.

Basis of Presentation

The consolidated financial statements include the accounts of CCF Holding Company and its wholly owned subsidiary, the Bank. All inter-company accounts and transactions have been eliminated in consolidation. Certain 2003 amounts have been reclassified to conform to the 2004 presentation.

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

Investment Securities

The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for sale in the near term. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. The Company’s current investment policy prohibits trading activity. At December 31, 2004, and December 31, 2003, the Company classified all of its investment securities as available-for-sale.

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

Federal Home Loan Bank Stock

Investment in Federal Home Loan Bank (“FHLB”) stock is required of federally insured financial institutions that utilize its services. No ready market exists for the stock and it has no quoted market value.

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

Building and improvements	5 –40 years
Furniture and equipment	2 –20 years
Leasehold improvements	7 –25 years

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

Stock Compensation Plans

Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Under Opinion No. 25, stock options issued under the Company’s stock option plan have no intrinsic value at the grant date and, as such, no compensation cost is recognized. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as such, has provided pro forma disclosures of net earnings and earnings per share and other disclosures, as if the fair value method of accounting had been applied. Had compensation cost for the plan been determined based upon the fair value of the options at the grant

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

dates, the Company’s net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31,
	2004	2003
Net earnings as reported	$2,746,658	2,363,244
Deduct: Total stock-based employee compensation expense determined under fair-value based method for all awards, net of tax	(71,379)	(74,692)

Pro forma net earnings	$2,675,279	2,288,552

Basic earnings per share:
As reported	$1.24	1.07

Pro forma	$1.20	1.04

Diluted earnings per share:
As reported	$1.12	0.98

Pro forma	$1.09	0.95

The weighted average fair value of options granted was $6.71 and $8.45 for the years ended December 31, 2004 and 2003, respectively, based on estimates as of the date of grant using the Black Scholes pricing model. The following weighted average assumptions were used for grants in 2004 and 2003, respectively: dividend yield of 1.27% and 1.10%; a risk free interest rate of 4.30% and 4.20%, expected volatility of 0.21 and 0.32, respectively; and an expected life of seven years. The difference between the net earnings as reported and pro forma is the expense associated with the grants, which would have vested in the period.

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

Net Earnings Per Share

During 2004, the Company announced a three-for-two stock split in the form of a stock dividend for shareholders of record on July 1, 2004. All financial statements and per share amounts included in the financial statements and accompanying notes have been restated to reflect the change in the number of shares outstanding as of the beginning of the earliest period presented.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Basic earnings per share are based on the weighted average number of common shares outstanding during the period while the effects of potential shares outstanding during the period are included in diluted earnings per share. The reconciliation of the amounts used in the computation of both “basic earnings per share” and “diluted earnings per share” for each period is presented as follows:

For the year ended December 31, 2004	Net Earnings	Common Shares	Per Share Amount
Basic earnings per share	$2,746,658	2,223,191	$1.24
Effect of stock options	—	222,414	(.12)

Diluted earnings per share	$2,746,658	2,445,605	$1.12

For the year ended December 31, 2003
Basic earnings per share	$2,363,244	2,200,871	$1.07
Effect of stock options	—	210,944	(.09)

Diluted earnings per share	$2,363,244	2,411,815	$0.98

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) published FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“FAS 123(R)” or the “Statement”). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. FAS 123(R) is a replacement of FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretive guidance (APB 25).

The effect of the Statement will be to require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement. The Company will be required to apply FAS 123(R) as of the beginning of its first interim period that begins after December 15, 2005.

During March 2004, the SEC issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (SAB 105). SAB 105 addresses the accounting for loan commitments and provides that the required fair value measurement include only differences between the guaranteed interest rate in the loan commitment and a market interest rate excluding any expected future cash flows related to the customer relationship of loan servicing. SAB 105 applies to mortgage loan commitments accounted for as derivatives and entered into after March 31, 2004. Substantially all of the Company’s mortgage loan commitments are based on rates provided by third party correspondents, who have agreed to purchase resulting loans at those rates. As a result, the Company is protected from interest rate risk, and the adoption of SAB 105 did not have a material impact on its consolidated financial statements.

In March 2004, the Emerging Issues Task Force (“EITF”) released EITF Issue 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (the “Issue”). The Issue requires certain expanded disclosure and provides guidance for determining whether an investment is other-than-temporarily impaired and requires certain disclosures with respect to these investments. The disclosure requirements became fully effective for the Company in 2004, and the recognition and measurement

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

guidance for other-than-temporary impairment has been delayed by the issuance of FASB Staff Position EITF 03-1-1 on September 30, 2004. The Company did not recognize any impairment loss on any investment in 2004 or 2003.

In December 2003, the American Institute of Certified Public Accountants (the “AICPA”) issued Statement of Position (SOP) 03-3, Accounting for Loans or Certain Debt Securities Acquired in a Transfer. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences relate to a deterioration of credit quality. The SOP also prohibits companies from “carrying over” or creating a valuation allowance in the initial accounting for loans acquired that meet the scope criteria of the SOP. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of this SOP did not have a material impact on the Company’s financial position or results of operations.

(2)	Investment Securities Available-for-Sale

At December 31, 2004 and 2003, investment securities available-for-sale consisted of the following:

	December 31, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and U.S. Government agency obligations	$29,478,196	24,635	275,089	29,227,742
Municipal securities	4,088,522	263,553	277	4,351,798
Mortgage-backed securities	8,120,120	1,618	62,720	8,059,018

	$41,686,838	289,806	338,086	41,638,558

	December 31, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and U.S. Government agency obligations	$26,074,504	142,581	71,231	26,145,854
Municipal securities	3,207,233	281,049	—	3,488,282
Mortgage-backed securities	6,931,550	7,732	49,213	6,890,069

	$36,213,287	431,362	120,444	36,524,205

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2004 are summarized as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasuries and U.S. Government agencies	$23,246,797	245,155	970,066	29,934	24,216,863	275,089
Municipal securities	101,983	277	—	—	101,983	277
Mortgage-backed securities	7,109,629	42,458	757,404	20,262	7,867,033	62,720

	$30,458,409	287,890	1,727,470	50,196	32,185,879	338,086

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(2)	Investment Securities Available-for-Sale, continued

At December 31, 2004, the unrealized losses on the debt securities arose due to changing interest rates and market conditions and are considered to be temporary because of acceptable investment grades where the repayment sources of principal and interest are largely backed by the U.S. Government. At December 31, 2004, there was one out of 25 securities issued by state and political subdivisions containing unrealized losses, while 35 out of 61 securities issued by U.S. Government agencies and U. S. Government sponsored corporations, including mortgage-backed securities, contained unrealized losses.

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2004, are summarized as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasuries and U.S. Government agencies	$8,429,168	71,231	—	—	8,429,168	71,231
Mortgage-backed securities	4,648,190	49,213	—	—	4,648,190	49,213

	$13,077,358	120,444	—	—	13,077,358	120,444

For the years ended December 31, 2004 and 2003, the Company sold investment securities available-for-sale for $2,905,520 and $18,592,328, respectively, with the following gross gains and losses recognized:

	2004	2003
Gross gains	$4,645	74,636
Gross losses	4,000	12,651

Net gain	$645	61,985

The amortized cost and fair values of securities available-for-sale at December 31, 2004, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due within one year	$7,499,902	7,444,198
Due after one year through five years	20,504,604	20,401,717
Due after five years	5,562,212	5,733,625
Mortgage-backed securities	8,120,120	8,059,018

	$41,686,838	41,638,558

Investment securities with approximate aggregate carrying amounts of $32,480,000 and $21,182,000 at December 31, 2004 and December 31, 2003, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(3)	Loans

Major classifications of loans at December 31, 2004 and 2003 are presented below:

	2004	2003
Commercial—real estate secured	$138,987,687	124,012,412
Commercial	18,971,923	20,407,477
Real estate—mortgage	8,886,162	8,158,084
Real estate—construction	82,241,240	63,151,324
Installment and other consumer	11,256,314	15,873,030

Total loans	260,343,326	231,602,327
Less: Unearned fees	412,230	575,048
Allowance for loan losses	3,160,515	2,692,913

Total loans, net	$256,770,581	228,334,366

The Company extends credit to customers throughout its market area, which includes the Georgia counties of Clayton, Fayette and Henry. Most of the Company’s loans are collateralized by real estate in these Georgia counties and a substantial portion of its borrowers’ ability to repay such loans is dependent upon the economy in the Company’s market area. As of December 31, 2004 and 2003, loans outstanding totaling approximately $50,796,000 and $34,558,000, respectively, were pledged to the FHLB as collateral for outstanding borrowings.

An analysis of the activity in the allowance for loan losses is presented below:

	2004	2003
Balance at beginning of period	$2,692,913	2,853,750
Provision for losses on loans	905,000	540,000
Loan charge-offs	(508,992)	(813,511)
Loan recoveries	71,594	112,674

Balance at end of period	$3,160,515	2,692,913

As of December 31, 2004 and 2003, the Bank serviced loans for others with approximate outstanding balances of $24,713,000 and $30,486,000, respectively. At December 31, 2004 and 2003, the mortgage servicing asset had balances of approximately $80,000 and $136,000, respectively.

(4)	Premises and Equipment

A summary of premises and equipment at December 31, 2004 and 2003, is as follows:

	2004	2003
Land	$1,607,882	1,809,183
Buildings and improvements	5,374,820	4,161,412
Furniture and equipment	4,321,232	3,803,332
Construction in progress	34,599	394,154
Leasehold improvements	484,277	327,556

	11,822,810	10,495,637
Less: Accumulated depreciation	3,543,764	3,309,881

	$8,279,046	7,185,756

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(4)	Premises and Equipment, continued

Depreciation expense for the years ended December 31, 2004 and 2003 was approximately $671,000 and $619,000, respectively.

(5)	Deposits

At December 31, 2004, the scheduled maturities of time deposits are as follows:

2005	$110,589,803
2006	14,958,010
2007	3,213,307
2008	5,859,289
2009	3,968,678

$138,589,087

(6)	Income Taxes

The components of income tax expense are as follows:

	2004	2003
Current expense	$1,292,908	1,244,921
Deferred expense (benefit)	2,102	(106,736)

	$1,295,010	1,138,185

The differences between income tax expense and the amount computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 2004 and 2003, are as follows:

	2004	2003
Pretax income at statutory rate	$1,374,185	1,190,486
Add (deduct):
State income taxes, net of federal effect	61,479	87,868
Tax exempt interest	(60,929)	(58,649)
Increase in cash surrender value of life insurance	(89,788)	(94,808)
Other	10,063	13,288

	$1,295,010	1,138,185

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(6)	Income Taxes, continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below:

	2004	2003
Deferred tax assets:
Allowance for loan losses	$1,199,731	1,022,230
Deferred compensation	260,344	127,800
Net unrealized losses on investment securities available for sale	16,898	—
Other	24,745	27,214

Total gross deferred tax assets	1,501,718	1,177,244

Deferred tax liabilities:
Deferred loan fees	333,698	192,335
Net unrealized gains on investment securities available-for-sale	—	108,821
Premises and equipment	425,944	284,221
FHLB stock dividends	147,095	147,095
Other	63,085	36,493

Total gross deferred tax liabilities	969,822	768,965

Net deferred tax assets	$531,896	408,279

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

(7)	Federal Home Loan Bank Advances and Lines of Credit

At December 31, 2004, the Bank has $18,950,000 available under a $33,950,000 secured line of credit with the FHLB of Atlanta. Under the terms of the loan agreement, the FHLB will extend funding to the Bank up to 10% of the Bank’s assets based on the total assets reported for the most recent quarter. The available amount is also subject to the availability of qualifying collateral. The total available line noted was based on the Bank’s total assets as of December 31, 2004. At December 31, 2003, the Bank had $14,000,000 available under a $29,000,000 secured line of credit with the FHLB.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(7)	Federal Home Loan Bank Advances and Lines of Credit, continued

The following advances were outstanding at December 31, 2004 and 2003, and require quarterly interest payments:

Advance	Interest Basis	Current Rate	Maturity
December 31, 2004
$5,000,000	Overnight Funds Rate	2.44%	January 2006
$10,000,000	Fixed	1.98%	Callable May 2006
December 31, 2003
$5,000,000	Fixed	2.71%	July 2004
$10,000,000	Fixed	1.98%	Callable May 2006

The Bank also had unused lines of credit for overnight borrowing of $17,400,000 and $14,800,000 at December 31, 2004 and 2003, respectively. During 2002, the Company entered into an additional line of credit with a correspondent bank totaling $1,000,000. Under the agreement, the line accrues interest at prime minus 100 basis points and matures January 1, 2014. The facility is collateralized by the stock of the Bank. The line of credit also includes certain covenants including requirements to maintain defined levels of tangible net worth, net earnings and capital. Additionally, the note includes limitations on the Company’s leveraging and dividend payments. As of December 31, 2004 and December 31, 2003, management believes the Company is in compliance with stated covenants. There were no funds drawn on this line at December 31, 2004 and 2003.

(8)	Junior subordinated debentures

On March 30, 2004, the Company issued through a Delaware statutory trust subsidiary, CCF Capital Trust II, (“Trust II”), $4,000,000 of trust preferred securities that qualify as Tier I capital under Federal Reserve Board guidelines within certain limitations. The Company owns all of the common securities of Trust II. The proceeds from the issuance of the common securities and the trust preferred securities were used by Trust II to purchase $4,640,000 of junior subordinated debentures of the Company, which carry a floating rate of interest adjusted every three months to the Wall Street Journal prime plus .125%. At December 31, 2004, the Wall Street Journal prime rate was 5.25%. Of the proceeds received by the Company from the proceeds of the sale of the junior subordinated debentures to Trust II, $140,000 was used for the common securities of Trust II and $4,500,000 was used to strengthen the capital position of the Bank to accommodate current and future growth. The debentures and related accrued interest represent the sole assets of Trust II.

The trust preferred securities accrue and pay distributions quarterly, at an interest rate equal to the Wall Street Journal prime rate plus .125%. The Company has entered into contractual arrangements which, taken collectively, fully and unconditionally guarantee payment of accrued and unpaid distributions required to be paid on the trust preferred securities, the redemption price with respect to any trust preferred securities called for redemption by Trust II, and payments dues upon a voluntary or involuntary dissolution, winding up or liquidation of Trust II.

On January 29, 2002, the Company issued through a Delaware statutory trust subsidiary, CCF Capital Trust I, (the “Trust”), $4,000,000 of trust preferred securities that qualify as Tier I capital under Federal Reserve Board guidelines within certain limitations. The Company owns all of the common securities of the Trust. The proceeds from the issuance of the common securities and the trust preferred securities were used by the Trust to purchase $4,125,000 of junior subordinated debentures of the Company, which carry a floating rate of interest adjusted every three months to the Wall Street Journal prime plus 75 basis points. At December 31, 2004, the Wall Street Journal prime rate was 5.25%. Of the proceeds received by the Company from the proceeds from the sale of the junior subordinated debentures to the Trust, $125,000 was used for the common

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(8)	Junior subordinated debentures, continued

securities of the Trust and $4,000,000 was used to strengthen the capital position of the Bank to accommodate current and future growth. The debentures and related accrued interest represent the sole assets of the Trust.

The trust preferred securities accrue and pay distributions quarterly, at an interest rate equal to the Wall Street Journal prime rate plus 75 basis points. The Company has entered into contractual arrangements which, taken collectively, fully and unconditionally guarantee payment of accrued and unpaid distributions required to be paid on the trust preferred securities, the redemption price with respect to any trust preferred securities called for redemption by the Trust, and payments dues upon a voluntary or involuntary dissolution, winding up or liquidation of the Trust.

In accordance with FASB Interpretation No. 46, the Trust and Trust II (the “Trusts”) are not consolidated with the Company. Accordingly, the Company does not report the securities issued by the Trusts as liabilities, and instead reports as liabilities the junior subordinated debentures issued by the Company and held by the Trusts, as these are no longer eliminated in consolidation. The trust preferred securities are recorded as junior subordinated debentures on the balance sheets, but subject to certain limitations qualify for Tier 1 capital for regulatory capital purposes.

(9)	Preferred Stock

The Board of Directors of the Company is authorized to issue preferred stock and to fix and state voting powers, designations, preferences, or other special rights of such shares and the qualifications, limitations, and restrictions thereof, subject to regulatory approval but without stockholder approval.

(10)	Employee Benefit Plans

401(k) Profit Sharing Plan

The Company has a tax-qualified defined contribution profit sharing plan (the “Plan”) for the benefit of its employees. All full-time employees and part-time employees who work 1,000 hours or more become eligible to participate under the Plan after completing one year of service. Under the Plan, employees may voluntarily elect to defer up to 15% of their compensation, not to exceed applicable limits. Company contributions in 2004 and 2003 were $1.00 for each $1.00 of employee contribution up to 5% of the employee’s compensation. Such matching contributions begin to vest after the first year at a rate of 20% per year with full vesting after five years. Additionally, the Company may contribute an annual discretionary contribution to the Plan based upon a number of factors, such as the Company’s retained earnings, profits, regulatory capital, and employee performance. Contributions by the Company to the Plan during the years ended December 31, 2004 and 2003 totaled approximately $132,000 and $121,000, respectively.

Stock Option Plan

The Company sponsors a stock option plan (the “1995 Option Plan”) whereby 324,045 authorized shares of common stock were reserved for issuance by the Company upon exercise of stock options granted to officers, directors and employees of the Company from time to time. Options constitute both incentive stock options and non-qualified stock options. Options awarded to officers and directors are exercisable at a rate of 20% annually with the first 20% exercisable on the one-year anniversary of the date of grant. Any shares subject to an award, which expire or is terminated unexercised will again be available for issuance. The 1995 Option Plan has a term of ten years, unless terminated earlier. The exercise price per share for non-qualified and incentive stock options shall be the price as determined by an option committee, but not less than the fair market value of the common stock on the date of grant.

In 2000, the Company approved a second stock option plan (the “2000 Option Plan”) whereby 180,000 shares of common stock (either authorized shares or shares purchased in the market) were available to be granted to officers, directors, and employees of the Company from time to time. Options constitute both

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(10)	Employee Benefit Plans, continued

incentive stock options and non-qualified stock options. Terms of the 2000 Option Plan are similar to that of the 1995 Option Plan with the exception that all options granted under this plan vest six months following the date of the grant. At December 31, 2004, there were an aggregate of 60,527 shares of common stock available for grant under the 1995 Option Plan and the 2000 Option Plan.

Stock option activity is as follows:

	2004	2003
Options outstanding at beginning of period	390,550	370,000
Options granted	32,900	24,412
Options exercised	(37,171)	(3,862)
Options forfeited	(1,350)	—

Options outstanding at end of period	384,929	390,550

Options exercisable at end of period	343,209	368,410

Weighted-average option prices per share:
Options granted during the period	$19.42	15.29

Options exercised during the period	$7.07	6.63

Options forfeited during the period	$14.97	—

Options outstanding at end of period	$7.59	6.60

A summary of options and warrants outstanding as of December 31, 2004 is presented below:

Options Outstanding	Range of Exercise Price per Share	Weighted Average Exercise Price Per Share	Years Remaining	Options Currently Exercisable	Weighted Average Exercise Price Per Share
249,626	$ 4.45 – 6.33	$ 4.77	.5-2.5	241,571	$ 4.74
55,988	6.76 – 9.66	8.46	3.5	55,223	8.46
46,415	11.40 – 15.29	13.27	7.5	46,415	13.27
32,900	17.02 – 19.85	19.42	9.5	—	—

384,929	$ 4.45 – 19.85	$ 7.59	5.2	343,209	$ 6.49

Life Insurance Policies

The Company adopted a defined contribution post retirement benefit plan to provide retirement benefits to certain of the Company’s executive officers and to provide death benefits for the designated beneficiaries. Under this plan, single-premium, split-dollar, whole-life insurance contracts were purchased on certain executive officers. For the years ended December 31, 2004 and 2003, the Company incurred expenses of $349,000 and $189,000, respectively, in connection with this plan.

(11)	Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include standby letters of credit and commitments to extend credit. These instruments involve, to varying degrees, elements of credit and

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(11)	Commitments, continued

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

The following summarizes commitments as of December 31, 2004 and 2003:

	Approximate Contract Amount
	2004	2003
	(in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$50,492	46,197
Standby letters of credit	$1,771	2,101

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

FHLB advances

The fair value of the FHLB fixed rate borrowing is estimated using discounted cash flows, based on the current incremental borrowing rates for similar types of borrowing arrangements. The fair value of the FHLB variable rate borrowing approximates the carrying amount.

Junior subordinated debentures

Junior subordinated debentures bear interest on a floating basis, and as such, the carrying amount approximates fair value.

CCF HOLDING COMPANY AND SUBSIDIARY

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

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The estimated fair value of the Company’s financial instruments as of December 31, 2004 and 2003 are as follows:

	2004		2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in thousands)
Assets:
Cash and cash equivalents	$20,472	20,472	14,006	14,006
Interest-bearing deposit accounts	99	99	1,386	1,386
Investment securities available-for-sale	41,639	41,639	36,524	36,524
FHLB stock	1,265	1,265	750	750
Loans, net	256,771	259,221	228,334	231,000
Cash surrender value of life insurance	4,885	4,885	4,620	4,620

Liabilities:
Deposits	289,278	290,192	249,637	252,212
Securities sold under agreements to repurchase	2,704	2,704	3,221	3,221
FHLB advances	15,000	14,392	15,000	14,445
Junior subordinated debentures	8,765	8,765	4,125	4,125

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(13)	Related Party Transactions

It is the Bank’s policy to make loans to officers, directors, and their associates in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons. The following is a summary of activity during the year ended December 31, 2004 with respect to such aggregate loans to these individuals and their associates:

Related party loan balances at beginning of year	$2,620,324
New loans	1,500,655
Principal repayments	(1,287,807)

Related party loan balances at end of year	$2,833,172

Deposits from related parties totaled approximately $1,162,000 and $1,063,000, at December 31, 2004 and 2003, respectively.

(14)	Parent Company Financial Information

The following represents condensed financial information of the holding company:

Condensed Balance Sheets

December 31, 2004 and 2003

	2004	2003
Assets
Cash	$2,263,650	289,241
Investment in subsidiary	27,881,791	22,997,740
Other assets	833,106	670,734

	$30,978,547	23,957,715

Liabilities and Shareholders’ Equity
Junior subordinated debentures	$8,765,000	4,125,000
Dividends payable	134,341	88,117
Other liabilities	141,374	78,599

Total liabilities	9,040,715	4,291,716
Total shareholders’ equity	21,937,832	19,665,999

	$30,978,547	23,957,715

Condensed Statements of Earnings

For the Years Ended December 31, 2004 and 2003

	2004	2003
Dividends from subsidiary	$125,000	500,000
Interest expense	(345,672)	(200,393)
Other operating expenses	(185,576)	(179,242)
Income tax benefit	175,375	123,575

Earnings before equity in undistributed earnings of subsidiary	(230,873)	243,940
Equity in undistributed earnings of subsidiary	2,977,531	2,119,304

Net earnings	$2,746,658	2,363,244

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(14)	Parent Company Financial Information, continued

Condensed Statements of Cash Flows

For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:
Net earnings	$2,746,658	2,363,244
Adjustment to reconcile net earnings to net cash (used) provided by operating activities:
Equity in undistributed earnings of subsidiary	(2,977,531)	(2,119,304)
Increase (decrease) in other assets / other liabilities	(240,665)	(153,364)

Net cash (used) provided by operating activities	(471,538)	90,576

Cash flows used by investing activities consisting of capital infusion in subsidiary	(2,000,000)	—

Cash flows from financing activities:
Dividends paid	(399,412)	(322,880)
Exercise of stock options	222,217	37,436
Retirement of common stock	(16,858)	(12,265)
Proceeds from issuance of junior subordinated debentures	4,640,000	—

Net cash provided (used) by financing activities	4,455,947	(297,709)

Change in cash and cash equivalents	1,974,409	(207,133)
Cash and cash equivalents at beginning of period	289,241	496,374

Cash and cash equivalents at end of period	$2,263,650	289,241

(15)	Regulatory Matters

Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years’ net earnings, and the ratio of equity capital to total assets. At December 31, 2004, the Bank could pay approximately $1,551,000 in dividends without obtaining prior regulatory approval.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2004, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(15)	Regulatory Matters, continued

As of December 31, 2004, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s capital category.

The actual capital amounts and ratios at December 31, 2004 and 2003, are presented in the table below (in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:
Total capital—risk-based (to risk-weighted assets)
Bank	$30,801	10.8%	22,776	8%	28,470	10%
Consolidated	$33,622	11.8%	22,841	8%	N/A	N/A
Tier I capital—risk-based (to risk-weighted assets)
Bank	$27,640	9.7%	11,388	4%	17,082	6%
Consolidated	$28,621	10.0%	11,420	4%	N/A	N/A
Tier I capital—leverage (to average assets)
Bank	$27,640	8.2%	13,528	4%	16,910	5%
Consolidated	$28,621	8.5%	13,528	4%	N/A	N/A

As of December 31, 2003:
Total capital—risk-based (to risk-weighted assets)
Bank	$25,179	10.5%	19,248	8%	24,060	10%
Consolidated	$25,973	10.8%	19,273	8%	N/A	N/A
Tier I capital—risk-based (to risk-weighted assets)
Bank	$22,656	9.4%	9,624	4%	14,436	6%
Consolidated	$23,450	9.7%	9,636	4%	N/A	N/A
Tier I capital—leverage (to average assets)
Bank	$22,656	7.7%	11,729	4%	14,661	5%
Consolidated	$23,450	8.0%	11,730	4%	N/A	N/A

Directors and Officers

CCF Holding Company and Heritage Bank Board of Directors

John B. Lee, Jr. Chairman	Roy V. Hall	Edwin S. Kemp, Jr.	John T. Mitchell
Leonard A. Moreland		Charles S. Tucker	David B. Turner

Heritage Bank Officers

David B. Turner*	Vice Chairman/Chief Executive Officer
Leonard A. Moreland*	President

Jack Bowdoin*	Executive Vice President	Barbara Stevens	Assistant Vice President
John Westervelt*	Executive Vice President	Cathy McDaniel	Assistant Vice President
Tommy Segers*	Executive Vice President	Hilda Howington	Assistant Vice President
Dick Florin	Senior Vice President	Debbie Hudson	Assistant Vice President
Edith Stevens*	Senior Vice President	Lisa Jackson	Assistant Vice President
Kathy Zovlonsky	Senior Vice President	Kerry Arnold	Assistant Vice President
Mary Jo Rogers*	Senior Vice President	Kim Devine	Assistant Vice President
Shirley Etheridge	Group Vice President	Luann Daniels	Assistant Vice President
Ben Freeman	Vice President	Rochelle Stalnaker	Assistant Vice President
Bill Webb	Vice President	Sally Shankle	Assistant Vice President
Bob Finlay	Vice President	Stewart Esary	Assistant Vice President
Bob Zehnder	Vice President	Teresa Brazel	Assistant Vice President
Carol Colon	Vice President	Diann Edwards	Administrative Officer
Lorrie Johnson	Vice President	Dee Dee Peppers	Banking Officer
Mayra Barzaga	Vice President	Helen White-McNeil	Banking Officer
Michael Edmondson	Vice President	Paige Shaddix	Banking Officer
Mike Kerr	Vice President	Shalley Bishop	Banking Officer
Mirna Smith	Vice President	Jonathan Haun	Operations Officer
Sheri Dockweiler	Vice President
Wade Atwood	Vice President

*	Executive Officers

General Information and Shareholder Services

Independent Auditors	Corporate Counsel	Transfer Agent and Registrar	Special Counsel
Porter Keadle Moore, LLP 235 Peachtree Street, N.W. Suite 1800 Atlanta, Georgia 30303	Edwin S. Kemp, Jr., Esquire 101 North Main Street Suite 203 Jonesboro, Georgia 30236	Registrar & Transfer Company 10 Commerce Drive Cranford, New Jersey 07016 (908) 272-8511	Morris Manning & Martin A Limited Liability Partnership 1600 Atlanta Financial Center 3343 Peachtree Road, N. E. Atlanta, Georgia 30326

The Company’s Annual Report for the year ended December, 31, 2004 on Form 10-KSB is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write or call David B. Turner, Vice Chairman and Chief Executive Office at the Company’s Office in Jonesboro, Georgia. The Annual Meeting of Stockholders will be held on May 19, 2005 at 9:00 a.m. at the Fayetteville office.

Committed to the future

of the communities we serve

through a Tradition of Excellence.

Branch Locations

Jonesboro Office 101 N. Main St. Jonesboro GA 30236	Forest Park Office 822 Main St. Forest Park, GA 30297

Fayetteville Office 440 N. Jeff Davis Dr. Fayetteville, GA 30214	Towne Center Office 855 Glynn St. S. Fayetteville, GA 30253

McDonough Office 203 Keys Ferry Street McDonough, GA 30253	Heritage Plaza Office 860 Hwy. 20/81 W. McDonough, GA 30253

Eagle’s Landing Office

1040 Eagles Landing Pkwy

Pinnacle 200 Building

Stockbridge, GA 30281

www.heritagebank.com

770-478-8881

CCF Holding Company and Subsidiary

101 North Main St., Jonesboro, GA 30236

Member FDIC