Form 10KSB, Exhibit 13
period 2005-12-31
CCF HOLDING CO
filed 2006-03-30
CIK 943033

Exhibit 13

A TRADITION OF EXCELLENCE

Dear Fellow Stockholder:

The following pages will outline the operating results for CCF Holding Company and its subsidiary Heritage Bank. Many times the story can’t be fully told by looking at just operating results, so we encourage you to access the company’s 10-KSB that will be available at our website Heritagebank.com. The 10-KSB will provide more detail in narrative and chart form as to what is happening with the company.

The highlights of this past year’s financial performance show growth in total assets of slightly more than 7%, and growth in net loans outstanding of just over 9%. On the liabilities side of the ledger total deposits grew by just less than 8% while transaction deposit accounts grew by more than 23%. In fact, total transaction account balances grew by $33.5 million while total deposits grew by $22.9 million. As a result, the bank was able to lessen the impact of the rising rate environment on its cost of funds. The ability to generate such a high level of transaction accounts is a direct result of a more aggressive campaign to attract core business relationships. The growth experienced in our business banking areas also led to increased opportunity to market to owners and employees of the businesses a new suite of consumer deposit products. This allowed us to leverage the branch network built over the past several years and contributed significantly to the net earnings of the bank.

The asset growth of the bank combined with a favorable shift in interest rates led to a significant increase in the net interest margin. The increase in the NIM was the primary source of the earnings growth in 2005. The company saw earnings increase $523,000, or just over 19%. It should be noted that this increase includes a write-down taken in September 2005 related to the impairment of other real estate owned. More detail concerning this write-down is available in the company’s 8-K filed September 27, 2005. Other notable contributors to the increase in net earnings was a reduction in loan loss provision as loan losses declined and asset quality improved; and a 29% increase in miscellaneous other income due to increases in fees for investment services and mortgage lending activities.

Since 2001, CCF Holding Company has increased net earnings 129%, grown assets 47%, increased annual cash dividends $.265 per share, and established itself as a highly competitive financial institution in one of the State of Georgia’s most attractive markets. For over 50 years we have served the tri-county area in the southern crescent of metropolitan Atlanta. During this time we have been fortunate to assemble a very talented group of bankers that take pride in their bank, their company and their community. The financial results highlighted above and detailed later in this report are a direct result of their vision, desire and ability. We strive everyday to adhere to the principles established by our founders and that are at the core of our success. We realize that without you and the support your investment provides, none of this would be possible. So on behalf of the employees, officers and directors we thank you and look forward to continuing our Tradition of Excellence.

Very truly yours,

/s/ Leonard A. Moreland	/s/ David B. Turner
Leonard A. Moreland	David B. Turner
President & CEO	President & CEO
Heritage Bank	CCF Holding Company

CCF HOLDING COMPANY

ANNUAL REPORT

CCF HOLDING COMPANY

Stock Market Information

Since its issuance in July 1995, the Company’s Common Stock has been traded on The Nasdaq SmallCap Market under the trading symbol of “CCFH.” The following table reflects high and low sales prices paid in actual transactions, as reported by The Nasdaq SmallCap Market, as well as dividend information.

Period		High	Low	Dividends Declared		Dividends Paid
2004	1st Quarter(1)	12.00	9.91	0.04		0.04
2004	2nd Quarter(1)	15.00	12.25	0.05		0.04
2004	3rd Quarter	20.50	14.70	0.05		0.05
2004	4th Quarter	20.51	16.06	0.06		0.05

2005	1st Quarter(1)	20.90	18.40	0.06		0.06
2005	2nd Quarter(1)	20.72	17.15	0.07		0.06
2005	3rd Quarter	20.25	17.00	0.075		0.07
2005	4th Quarter	19.00	16.60	0.08	(1)	0.075

(1)	The Company declared the dividend on December 21, 2005, and paid the dividend on January 20, 2006.

The number of shareholders of record as of December 31, 2005, was approximately 400, inclusive of the number of persons or entities who held stock in nominee or “street” name. At December 31, 2005, there were 2,374,013 shares of Common Stock issued and outstanding. The Company’s ability to pay dividends to shareholders is primarily dependent upon the dividends it receives from the Bank, and to a lesser extent, the amount of cash on hand. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank’s regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion (up to $6.6 million), or (2) the regulatory capital requirements. The Company declared a dividend of $0.08 per share on December 21, 2005, payable to shareholders of record January 3, 2006, and paid the dividend to shareholders on January 20, 2006. On March 15, 2006, the Company declared a $0.085 per share dividend payable to shareholders of record on April 3, 2006, with payment expected on April 17, 2006.

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

SELECTED FINANCIAL AND OTHER DATA

The selected financial and other data set forth below should be read in conjunction with the consolidated financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report. The following selected financial data concerning the Company for and as of the end of each of the years in the five year period ended December 31, 2005, are derived from the audited consolidated financial statements of the Company. The selected financial and operating data is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, included elsewhere in this report. The audited consolidated financial statements of the Company as of December 31, 2005 and 2004 and for each of the years in the two year period ended December 31, 2005, and the report of Thigpen, Jones, Seaton, & Co. PC, the Company’s independent public accountants, thereon, are included elsewhere in this report. All share information and per share amounts have been adjusted to reflect the Stock Splits.

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in Thousands)
Financial Condition
Total Amount of:
Assets	$364,203	$340,147	$295,785	$261,993	$247,800
Loans receivable, net	279,968	256,771	228,334	190,969	185,656
Investment securities	48,389	41,639	36,524	33,570	37,358
Deposits	312,255	289,278	249,637	231,787	217,254
FHLB advances	10,000	15,000	15,000	5,000	8,000
Junior subordinated debentures	8,765	8,765	4,125	4,125	—
Liabilities	339,985	318,209	276,118	244,252	231,987
Shareholders’ equity	24,219	21,938	19,666	17,740	15,813
Other Data:
Net income	$3,270	$2,747	$2,363	$1,963	$1,429
Average assets	354,498	330,533	279,867	254,321	242,490
Average equity	23,129	20,946	18,765	16,797	14,742
Full service offices	7	7	6	5	5

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in Thousands)
Summary of Operations
Total interest income	$22,393	$18,258	$16,044	$16,256	$18,832
Total interest expense	7,541	5,535	4,967	6,205	9,748

Net interest income	14,852	12,723	11,077	10,051	9,084
Provision for loan losses	540	905	540	1,054	662

Net interest income after provision for loan losses	14,312	11,818	10,537	8,997	8,422
Other income	2,527	2,358	1,801	1,566	1,549
Other expenses	12,053	10,134	8,837	7,689	7,879

Earnings before income taxes	4,786	4,042	3,501	2,874	2,092
Income tax expense	1,516	1,295	1,138	911	663

Net earnings	$3,270	$2,747	$2,363	$1,963	$1,429

Key Operating Ratios

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in Thousands, except per share data)
Performance Ratios:
Return on average assets (net earnings divided by average total assets)	0.92%	0.83%	0.84%	0.77%	0.59%
Return on average equity (net earnings divided by average equity)	14.14%	13.11%	12.59%	11.69%	9.70%
Average interest earning assets to average interest bearing liabilities	118.54%	113.50%	112.29%	109.90%	108.41%
Net interest rate spread	4.17%	3.84%	4.01%	3.99%	3.65%
Net yield on average interest-earnings assets	4.49%	4.08%	4.24%	4.25%	4.01%
Net interest income after provision for loan losses to total other expenses	118.74%	116.61%	119.24%	117.06%	106.89%
Basic earnings per share(1)	$1.41	$1.24	$1.07	$0.89	$0.64
Diluted earnings per share(1)	$1.37	$1.12	$0.98	$0.84	$0.63
Dividend payout(2)	20.80%	17.79%	15.65%	3.97%	0.00%
Capital Ratios:
Book value per share(1)	$10.20	$9.80	$8.93	$8.06	$7.18
Average equity to average assets	6.52%	6.34%	6.70%	6.60%	6.08%
Equity-to-assets (End of Period)	6.65%	6.45%	6.65%	6.77%	6.38%
Asset Quality Ratios:
Non-performing loans as a percentage of total loans, net	0.02%	0.33%	0.68%	0.39%	0.03%
Non-performing loans as a percentage of total assets	0.01%	0.25%	0.52%	0.29%	0.02%
Allowance for loan losses to non-performing loans	7775%	371%	174%	382%	3770%

(1)	All per share data has been adjusted for the 3 for 2 stock split paid to shareholders of record on July 1, 2004 and the 3 for 2 stock split paid to shareholders of record on December 2, 2002.
(2)	Dividends declared per share divided by net earnings per diluted share.

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

The Company cautions that these important factors are not exclusive. For further information regarding the risk factors applicable to the Company, please see “Risk Factors” on page 7 of the Company’s Form 10-KSB for the year ended December 31, 2005. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

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

Recent Developments

On March 15, 2006, the Company declared a $0.085 dividend to shareholders of record on April 3, 2006, with a payment date of April 17, 2006. This represents an increase of $0.005, or 6%, over the prior quarter’s payment of $0.08.

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

The Bank’s net interest rate spread for the years ended December 31, 2005 and 2004 was 4.17% and 3.84% respectively. The results of the Company’s cumulative interest sensitivity gap analysis indicate that a decline in interest rates could have a material adverse impact on the Bank’s net interest rate spread and earnings. The Bank is asset sensitive over the short term, which would cause earnings to increase in a rising rate environment. In 2005, the Federal Reserve interest rate increases resulted in a prime rate of 7.25% at December 31, 2005, as compared to 5.25% at December 31, 2004, with further increases anticipated. These increases had a favorable effect on the Bank’s net interest income as the asset sensitivity outpaced liability repricing. Once rates stabilize, it is expected that approximately one year must pass before all rate changes can be fully adjusted through both the asset and liability pricing. During the prior year the rates paid on deposit accounts did not increase at the same pace as interest charged on loan accounts. This was in part due to the increase in balances of transaction accounts during 2005. Although unlikely, should rates decline at a pace equal to 2% in a 12 month period the Bank would not be able to re-price its deposits to the new low, which would cause a compression of the interest rate spread.

The Bank attempts to manage the interest rates it pays on deposits while maintaining a stable deposit base and providing quality services to its customers. The Bank continues to rely primarily on deposits to fund its loan growth with FHLB borrowings and the proceeds from the sale of capital securities as an additional funding source. To the extent the Bank is unable to invest these funds in loans originated in the Bank’s market area, it will continue to purchase municipal securities and other high quality investment securities, such as U.S. Treasury and U.S. Government agency obligations. Yields on investment securities dropped to levels not experienced in the last forty years which is reflected through the market adjustment of the Bank’s available for sale securities, many of which were purchased from 2002 to 2004, when rates were at the lowest point.

In an effort to manage interest rate risk and provide the Bank with some protection from the negative effect of changes in interest rates, the Bank instituted certain asset and liability management measures, including the following: 1) reduced the maturities or terms of its loans and other assets to reprice interest-earning assets by emphasizing the origination of adjustable rate loans and the purchase of relatively short-term interest-earning investments and mortgage-backed securities; 2) increased the amount of less rate-sensitive deposits by actively seeking demand deposit accounts; and 3) encouraged long-term depositors to maintain their accounts with the Bank through expanded customer products and services.

Average Balance Sheets. The following table sets forth certain information relating to the Company’s average balance sheets and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

	Year Ended December 31,
	2005			2004
	Average Balance(1)	Interest	Yield	Average Balance(1)	Interest	Yield
	(Dollars in Thousands)
Assets
Interest-earning assets:
Loans (including loan fees)(2)	$274,640	$20,366	7.42%	$255,911	$16,683	6.52%
Taxable investment securities	38,959	1,386	3.56%	40,933	1,218	2.98%
Nontaxable investment securities	4,419	205	4.64%	3,735	179	4.79%
FHLB Stock	1,138	46	4.04%	668	23	3.44%
Federal Funds sold	5,543	184	3.32%	7,488	113	1.51%
Interest-earning deposits in other financial institutions	6,151	206	3.35%	3,116	42	1.35%

Total interest-earning assets	330,850	22,393	6.77%	311,851	18,258	5.85%
Other noninterest–earning assets	23,648			18,682

Total assets	$354,498			$330,533

Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Demand deposits	120,467	2,172	1.80%	98,645	1,147	1.16%
Regular savings	6,290	47	0.75%	7,833	59	0.75%
Time deposits	140,452	4,460	3.18%	144,521	3,660	2.53%
FHLB advances	10,771	220	2.04%	12,917	279	2.16%
Note payable	8,578	546	6.37%	7,393	346	4.68%
Securities sold under agreements to repurchase	3,070	95	3.09%	3,452	44	1.27%

Total interest-bearing liabilities	289,628	7,540	2.60%	274,761	5,535	2.01%
Non-interest bearing deposits	38,595			32,504
Other noninterest-bearing liabilities	3,146			2,322
Shareholders’ equity	23,129			20,946

Total liabilities and shareholders’ equity	$354,498			$330,533

Excess of interest-earning assets over interest-bearing liabilities	$41,222			$37,090

Ratio of interest-earning assets to interest bearing liabilities	114.23%			113.50%
Net interest income		$14,853			$12,723

Net interest spread(3)			4.17%			3.84%

Net yield on average interest-earning assets(4)			4.49%			4.08%

(1)	Average balances are derived from average daily balances.
(2)	Average balances include non-accrual loans.
(3)	Net interest spread represents the difference between the average yield on interest-earnings assets and the average cost of interest-bearing liabilities.
(4)	Net yield on average interest earning assets represents net interest income as a percentage of average interest earning assets.

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

	Year Ended December 31, 2005 compared to 2004			Year Ended December 31, 2004 compared to 2003
	Changes due to
	Volume	Rate/ Yield	Total	Volume	Rate/ Yield	Total
	(Dollars in Thousands)
Interest income:
Loans	$1,084	2,599	3,683	$3,222	(1,207)	2,015
Taxable investment securities	(61)	229	168	254	(37)	217
Nontaxable investment securities	31	(5)	26	14	(8)	6
FHLB stock	18	5	23	(3)	(3)	(6)
Federal Funds sold	(36)	107	71	(30)	31	1
Interest-earning deposits in other financial institutions	65	99	164	(44)	25	(19)

Total interest income	$1,101	3,034	4,135	$3,413	(1,199)	2,214

Interest expense:
Demand deposits	$293	732	1,025	$108	96	204
Regular savings	(12)	—	(12)	4	—	4
Time deposits	(107)	907	800	717	(538)	179
FHLB advances	(44)	(15)	(59)	38	(18)	20
Notes payable	62	138	200	159	(14)	145
Securities sold under agreement to epurchase	(5)	56	51	8	8	16

Total interest expense	187	1,818	2,005	1,034	(466)	568

Net interest income	$914	1,216	2,130	$2,379	(733)	1,646

Comparison of Financial Condition at December 31, 2005 and December 31, 2004

Total assets increased $24 million, or 7%, to $364 million in fiscal 2005 compared to $340 million in fiscal 2004, with growth primarily in lending activities, funded by increased deposits, and continued FHLB borrowings. Shareholders’ equity increased by approximately $2 million, or 10%, to $24 million at December 31, 2005, from $22 million at December 31, 2004. The increase was attributable to net income of approximately $3.3 million partially offset by a decrease of net unrealized holding gains on investment securities available-for-sale of approximately $380,000 and payment of cash dividends to shareholders of approximately $669,000. The Company carries securities available-for-sale at fair value, with unrealized gains and losses, net of income tax effects, recorded as a separate component of shareholders’ equity in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115. Because the Company’s portfolio of securities is classified as available-for-sale and is comprised of U.S. Treasury and Agency debt securities, movements in market interest rates will cause fluctuations in the market value of the securities, thereby resulting in changes in accumulated other comprehensive income and shareholders’ equity.

Product and Customer Base. The Bank increased the size of its loan portfolio by approximately $23 million, from $260 million at December 31, 2004, to $283 million at December 31, 2005. The increase over December 31, 2004 is attributed to growth in commercial real estate lending of $24 million, or 17%. The Bank continued to sell new residential mortgage originations during 2005. The Bank’s deposits increased by $23 million, or 8%, from $289 million at December 31, 2004, to $312 million at December 31, 2005. This growth in deposits was used to fund the loan growth. In addition, the Bank had FHLB borrowings outstanding as of December 31, 2005, of $10 million, while at December 31, 2004, FHLB borrowings totaled $15 million. The borrowings were also used to fund loan growth. It is expected that 2006 loan growth will continue to be steady in the Bank’s primary market areas as long as economic conditions do not deteriorate. The Bank will seek to continue to expand its customer base through advertising, direct mail and one-on-one personal visits with prospective customers.

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

The Bank’s business strategy is to be a flexible, efficient, and financially stable community financial services institution providing a range of real estate lending services, commercial lending, commercial deposit services, and consumer financial products, including a revamping of residential mortgage lending. These products are marketed primarily to the Clayton, Fayette, and Henry County, Georgia areas. Management of the Bank has identified and sought to pursue four primary strategic objectives: (1) to maintain an adequate amount of regulatory capital; (2) to reduce interest rate risk; (3) to maintain good asset quality through continued emphasis on well underwritten consumer, commercial, and residential lending; and (4) to broaden the Bank’s product and customer base to become a more diversified financial institution.

The Company and the Bank continue to manage their respective capital positions in order to support healthy growth. The Company ended 2005 with a total capital to risk weighted assets ratio of 11.7%. The Bank ended 2005 with a total capital to risk weighted assets ratio of 11.1%. Capital levels at December 31, 2005 are considered well capitalized by regulatory standards.

Lending Activity. The principal lending activity of the Bank has been the origination for its portfolio of adjustable-rate and fixed-rate loans secured by various forms of collateral. The following table sets forth information concerning the composition of the Bank’s loan portfolio in dollar amounts and in percentages of the loan portfolio as of the dates indicated.

	At December 31,
	2005		2004
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Loan Category
Residential (1-4 family) mortgage	$9,303	3.28%	$8,886	3.41%
Commercial, primarily real estate secured	178,780	62.98%	157,960	60.68%
Real estate construction	85,734	30.20%	82,241	31.59%
Consumer and other installment	10,044	3.54%	11,256	4.32%

Total loans receivable	$283,861	100.00%	$260,343	100.00%

Less:
Unamortized loan fees and costs, net	$(469)		$(412)

Allowance for loan losses	(3,424)		(3,160)

Total loans, net	$279,968		$256,771

Loan Maturity Table. The following table sets forth the maturity of the Bank’s loan portfolio at December 31, 2005. The table does not include prepayments. Prepayments and scheduled principal repayments on loans totaled $348 million and $274 million for the years ended December 31, 2005, and 2004, respectively. Adjustable-rate loans are shown as maturing based on repricing dates.

	December 31, 2005
	One Year	Within One to Five Years	After Five Years	Total
	(Dollars in Thousands)
Residential (1-4 family) mortgage	$1,533	$3,303	$4,467	$9,303
Commercial, primarily real estate secured	72,290	82,259	24,231	178,780
Real estate construction	67,875	16,769	1,090	85,734
Consumer and other installment	642	3,419	5,983	10,044

Total	$142,340	$105,750	$35,771	$283,861

The following table sets forth the dollar amount of all loans due after December 31, 2005, with fixed interest rates and those that have floating or adjustable interest rates.

	Fixed Rate		Adjustable Rate
	Amount	Percent	Amount	Percent	Total
	(Dollars in Thousands)
Residential (1-4 family) mortgage	$2,662	28.61%	$6,641	71.39%	$9,303
Commercial, primarily real estate secured	22,745	12.72%	156,035	87.28%	178,780
Real estate construction	1,171	1.37%	84,563	98.63%	85,734
Consumer and other installment	9,959	99.16%	85	0.84%	10,044

Total	$36,537		$247,324		$283,861

Loan Delinquencies. Loans past due more than 90 days are placed on nonaccrual and are individually examined for potential losses and the ultimate collectibility of funds due. Loans are deemed to have no loss exposure if the value of the property or other collateral securing the loan exceeds the receivable balance on the loan or collection is otherwise probable. Specific reserves are established to recognize losses on nonaccruing loans on a case-by-case basis.

Nonperforming Loans. The following table sets forth the aggregate amount of restructured loans and loans that were contractually past due more than 90 days as to principal or interest payments as of the dates indicated and which are considered nonperforming loans.

	At December 31,
	2005	2004
	(Dollars in Thousands)
Nonperforming loans:
Restructured	$—	$—
Nonaccrual (more than 90 days past due)	44	852

Total nonperforming loans	$44	$852

Ratio of nonperforming loans as a percentage of total loans, net	0.02%	0.33%
Ratio of nonperforming loans as a percentage of total assets	0.01%	0.25%

During the years ended December 31, 2005 and December 31, 2004, gross interest income of $86,000 and $285,000, respectively, would have been recorded on nonperforming loans, under their original terms, if the loans had been current throughout those periods. Interest income recognized on nonperforming loans during the years ended December 31, 2005 and December 31, 2004, was approximately $17,000 and $18,000 respectively. At December 31, 2005, there were no loans 90 days past due and still accruing.

Analysis of the Allowance for Loan Losses

Asset Quality. The Bank continues to maintain its asset quality through detailed underwriting and thorough analysis of loan requests. The Bank analyzes each loan request from both a credit and a collateral approach. The credit analysis is performed first and if the request meets the credit guidelines of the Bank, the loan is then underwritten to the Bank’s collateral guidelines. The degree of credit analysis performed is based both on the size of the request and the risk exposure. The loan portfolio is constantly reviewed and evaluated to measure the quality of the portfolio to try and anticipate future problems. If a loan reaches 90 consecutive days without payment in full of all scheduled payments, the Bank places the loan in a non-accrual or non-performing status. At December 31, 2005, the Bank’s ratio of non-performing loans to total loans was 0.02% and to total assets 0.01%. This compares to 0.33% and 0.25%, respectively, at December 31, 2004. The decrease in 2005 is due to the foreclosure and subsequent sale of a commercial real estate loan of $740,000 that was adversely rated at December 31, 2004, but not foreclosed on until 2005, combined with the write down of a property held in other real estate of $850,000, which is discussed in an 8K filed in September 2005. The balance of this loan, $2.2 million, is currently accounted for throughout the statements as a non-performing asset and is included in the Other Real Estate Owned line of the Consolidated Balance Sheet.

The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

	At December 31,
	2005	2004
	(Dollars in Thousands)
Total average loans outstanding	$274,640	$256,406

Allowance balance (at beginning of period)	$3,161	$2,693
Provisions for loan losses	540	905
Charge-offs:
Real Estate	7	—
Commercial	183	44
Consumer	168	465
Recoveries:
Real Estate	—	—
Commercial	43	37
Consumer	38	35
Allowance balance (at end of period)	$3,424	$3,161

Allowance for loan losses as a percent of average loans outstanding at end of period	1.25%	1.23%
Net loans charged off as a percent of average loans outstanding	0.13%	0.17%
Ratio of allowance for loan losses to total loans delinquent 90 days or more at end of period	7782%	371%
Ratio of allowance for loan losses to total loans delinquent 90 days or more and other nonperforming assets at end of period	150%	70%

The allowance is an amount that management has determined to be adequate, through its allowance for loan losses methodology, to absorb losses inherent in existing loans and commitments to extend credit. The allowance is determined through consideration of such factors as changes in the nature and volume of the portfolio, overall portfolio quality, delinquency trends, adequacy of collateral, loan concentrations, specific problem loans, and economic conditions that may affect the borrowers’ ability to pay.

The following table sets forth the allocation of the allowance for loan losses by loan category and the percent of loans in each loan category to total loans for the periods indicated.

	2005 Allocated Allowance	2005 Percentage of Loans in each Category to Total Loans	2004 Allocated Allowance	2004 Percentage of Loans in each Category to Total Loans
	(Dollars in Thousands)		(Dollars in Thousands)
Balance at end of period applicable to:
Permanent residential mortgage	$112	3.28%	$108	3.42%
Construction, acquisition and development	1,034	30.20%	998	31.57%
Commercial and commercial real estate	2,157	62.99%	1,918	60.68%
Consumer and other	121	3.53%	137	4.33%

Total	$3,424	100.00%	$3,161	100.00%

Real Estate Owned

Real estate acquired by the Bank as a result of foreclosure, judgment, or deed in lieu of foreclosure is classified as real estate owned until it is sold. When property is so acquired it is recorded at the lower of the cost or fair value, less estimated costs to sell. The Bank had real estate owned at December 31, 2005, of $2.2 million, all of which was commercial property. A contract was signed to sell this property in February 2006, which required a write-down of the balance to $2.0 million in February 2006.

Investment Activities

The Bank invests in specified short-term securities, mortgage-backed securities, certain other investments and the common stock of the Federal Home Loan Bank (“FHLB”) of Atlanta. The Bank’s mortgage-backed securities portfolio consists of participation certificates issued by FNMA and secured by interests in pools of conventional mortgages originated by other financial institutions. Bank qualified municipal bonds are included in the Bank’s investment portfolio. The Bank’s equity investment in the FHLB of Atlanta is a requirement of membership and allows the Bank to borrow from the FHLB of Atlanta at favorable overnight and long-term rates. During the years ended December 31, 2005 and 2004, the Company sold $2.4 million and $2.9 million respectively, of available for sale investment securities.

The following table sets forth certain information relating to the Company’s investment securities portfolio at the dates indicated. All of the Company’s securities are classified as available for sale.

	At December 31,
	2005		2004
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in Thousands)
Securities available for sale:
U.S. Treasury and U.S. Government agency obligations	$36,977	$36,384	$29,478	$29,228
Municipal securities	4,783	4,945	4,089	4,352
Mortgage-backed securities	7,263	7,060	8,120	8,059

Total investment and mortgage-backed securities portfolio	$49,023	$48,389	$41,687	$41,639

Investment and Mortgage-backed Securities Portfolio Maturities. The following table sets forth certain information regarding the amortized cost, weighted average yields, and maturities of the Company’s investment and mortgage-backed securities portfolio at December 31, 2005. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	As of December 31, 2005
	One Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total
	Weighted Amortized Cost	Average Yield	Weighted Amortized Cost	Average Yield	Weighted Amortized Cost	Average Yield	Weighted Amortized Cost	Average Yield	Weighted Amortized Cost	Average Yield	Fair Value
	(Dollars in Thousands)
Securities available for sale:
U.S. Treasury and U.S. Government Agency obligations	$3,985	3.17%	$31,997	3.72%	$995	5.09%	—	—	$36,977	3.70%	$36,384
Mortgage-backed securities	—	—	4,234	3.46%	2,201	4.08%	$828	3.65%	7,263	3.67%	7,060
Municipal securities(1)	240	3.74%	1,135	3.97%	1,312	4.70%	2,096	4.94%	4,783	4.59%	4,945

Total investment and mortgage- backed securities portfolio	$4,225		$37,366		$4,508		$2,924		$49,023		$48,389

(1)	The weighted average yield for municipal securities has not been computed on a tax equivalent basis.

Comparison of Operating Results for the Fiscal Years Ended December 31, 2005 and December 31, 2004

Net Earnings. The Company’s net earnings increased by $523,000, or 19%, to $3.3 million in 2005 from $2.7 million in 2004. The increase was primarily due to the $2.2 million, or 17% increase in net interest income from $12.7 million in 2004 to $14.9 million in 2005. The increase in net interest income was partially offset by an increase in other expenses of $2.0 million or 18%, to $12.1 million in 2005 from $10.1 million in 2004. The increase in net interest income is primarily due to the increasing rate environment which when combined with the growth in loans has a positive affect on the Bank’s balance sheet which is asset sensitive. In September 2005, net earnings were affected by a one-time pre-tax charge was taken to cover an impairment recognized in the Bank’s other real estate holdings. This amounted to an after tax income effect of $540,000.

Net Interest Income. Net interest income (before provision for loan losses) increased $2.2 million, or 17%, to $14.9 million in 2005 from $12.7 million in 2004. This increase was due to an increase in interest income on loans and investment securities as the principal balances increased and the prime rate increased by 200 basis points during 2005. The Bank’s balance sheet is asset sensitive which means that the Bank’s assets will reprice more quickly than its deposits in the short term. Typically interest-bearing deposit accounts require longer adjustment periods when rate reductions are required. Changes in the federal funds interest rates which coincide with increases in the prime rate may take up to one year to be fully implemented throughout the Bank’s deposit and loan accounts. Additionally, the Bank increased transaction account balances by $33.5 million, or 23%, during the period which lessened the impact of the rising rates on the deposit side of the balance sheet. This has been and continues to be a strategy of the Bank. The Bank’s transaction accounts also increased by $33.5 million while total deposits grew by $22.9 million, this change in the Bank’s deposit account structure lessened the impact of the rising rates on its cost of funds.

Provision For Loan Losses. The Bank’s provision for loan losses decreased to $540,000 for the year ended December 31, 2005 from $905,000 for December 31, 2004. The decreased provision is due to a decline in losses, a decrease in non-performing loans and a decrease in rated assets. The balance of the Bank’s allowance for loan losses increased from $3.2 million at December 31, 2004, to $3.4 million at December 31, 2005. The reserve as a percentage of total outstanding loans was unchanged at 1.21% for each year-end. The Bank periodically evaluates the adequacy of the allowance for loan losses based on a review of all significant loans, with particular emphasis on impaired, non-performing, past due and other loans that management believes require special attention. Management believes that the allowance for loan losses is adequate and will continue to monitor and adjust the allowance as necessary in future periods based on growth in the loan portfolio, loss experience, condition of borrowers, and continued monitoring of local economic conditions, as well as, any other external factors. If the size of the loan portfolio continues to grow it is expected that the provision for loan losses will increase in order to maintain the allowance for loan losses at an adequate level.

Other Income. Other income increased by $168,000, or 7%, to $2.5 million in 2005 from $2.4 million in 2004. In 2005, increases in service charges on deposit accounts amounted to $71,000, or 6%, over 2004, from $1.1 million in 2004 to $1.2 million in 2005. Miscellaneous other income increased by $116,000, or 30%, due primarily to the increases in mortgage banking fees and fees collected through our investment services. Our mortgage banking division, which restarted in June 2005, earned commissions of $92,000, representing an increase of $69,000, or 300%, over 2004. Fees from investment services increased $45,000, or 29%, to $200,000.

Other Expenses. Other expenses increased from $10.1 million in 2004 to $12.1 million in 2005, representing an increase of $2.0 million, or 19%. The Bank’s write down of the balance of a property held in other real estate accounts for $850,000 of this increase. For more information on this write down refer to the Company’s 8K filed September 27, 2005. Increases of $733,000, or 12%, were posted in salaries and benefits. The salary increase of $250,000 is related to the hiring of two new production officers and regular annual salary increases. Benefit costs increased by $450,000 due primarily to an increase of $340,000 in the incentive expense. Additionally premiums for group insurance increased by $30,000 and unemployment taxes increased by $65,000.

Marketing expenses increased by $122,000, or 55%, from $222,000 in 2004 to $344,000 in 2005. These expenses were directed at increasing transaction accounts, a strategy for the Bank which was successful as these accounts grew by $33.5 million, or 23%, for the year.

Occupancy expense increased $123,000 from $1.8 million in 2004, to $1.9 million in 2005. The increase is primarily due to the operating expenses associated with the opening of the new branch, which was open for the entire year in 2005 and only four months in 2004.

Income Tax Expense. Income tax expense as a percent of income before taxes was 31.7% in 2005 and 32.0% in 2004.

Liquidity. The Bank is required to maintain minimum levels of liquid assets as defined by the Department of Banking and Finance and FDIC regulations. The Bank’s short-term liquidity at December 31, 2005, was 11.24%. The Bank continues to search for deposits and other means of meeting its loan demand. The Bank adjusts its liquidity level as appropriate to meet its asset/liability objectives. The primary sources of funds are deposits, including deposits gathered using the Internet (from institutional investors such as banks and credit unions), amortization and prepayments of loans and mortgage-backed securities, maturity of investments, and funds provided from operations. As an alternative to supplement liquidity needs, the Bank has the ability to borrow from the FHLB and other correspondent banks. These commitments totaled $48 million at December 31, 2005, with $10 million in outstanding balances. Scheduled loan amortization and maturing investment securities are a relatively predictable source of funds, however, deposit flow and loan prepayments are greatly influenced by, among other things, market interest rates, economic conditions, and competition. The Bank’s liquidity, represented by cash, cash equivalents, and securities available for sale, is a product of its operating, investing, and financing activities.

The following table details the Company’s contractual obligations as of December 31, 2005:

	Maturity by Years
	1 or less	1 to 3	3 to 5	Over 5	Total
	(Dollars in Thousands)
FHLB Advances, callable May 2006	$10,000	—	—	—	10,000
Junior Subordinated Debentures	—	—	—	8,765	8,765

Total contractual obligations	$10,000	—	—	8,765	18,765

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

Source of Funds

General. The major sources of the Bank’s funds for lending and other investment purposes are deposits, scheduled principal repayments, and prepayment of loans and mortgage-backed securities, maturities of investment securities, and operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions. The Bank also has access to advances from the FHLB of Atlanta and correspondent banks. In addition, the Company had access to additional funds through short-term borrowings on its line of credit. In 2002, the Company through its wholly owned Delaware statutory trust issued $4.125 million of trust preferred securities and used the proceeds to eliminate the borrowings, add an additional source of funds and to bolster capital. In 2004, the Company through its wholly owned Delaware statutory trust issued an additional $4.64 million of trust preferred securities and used the proceeds for general corporate purposes, including the support of growth of the Bank through de novo branching and the expansion of product offerings.

Deposits. Customer deposits are attracted principally from within the Bank’s primary market area through the offering of a broad selection of deposit instruments including demand deposit accounts, checking accounts, savings, money market deposit, term certificate accounts, and individual retirement accounts (“IRAs”). In addition, the Bank advertises rates on a national web site from which it receives direct certificate deposits from other financial institutions, including credit unions. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit and the interest rate. All deposit accounts are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to the maximum amount permitted by law.

The average balance of deposits and the average rates paid on such deposits are summarized for the periods indicated in the following table.

	December 31,
	2005		2004
	Amount	Rate	Amount	Rate
	(Amounts are presented in thousands)
Noninterest-bearing demand	$38,595	—%	$32,504	—%
Interest-bearing demand	120,467	1.80%	98,645	1.16%
Savings	6,290	0.75%	7,833	0.75%
Time deposits	140,452	3.18%	144,521	2.53%

Totals	$305,804		$283,503

The following table indicates the amount of the Bank’s time deposits of $100,000 or more by time remaining until maturity at December 31, 2005.

Maturity	Amount
(Dollars in Thousands)
3 months or less	$11,523
3-6 months	7,849
6-12 months	10,905
Over 12 months	7,308

$37,585

Borrowings. Deposits are the primary source of funds for the Bank’s lending and investment activities and for its general business purposes. The Bank may obtain advances from the FHLB of Atlanta to supplement its supply of lendable funds. Advances from the FHLB of Atlanta may be secured by a pledge of the Bank’s stock in the FHLB of Atlanta and a portion of the Bank’s first mortgage loans and certain other assets. At December 31, 2005, the Bank had outstanding FHLB advances of $10.0 million. The Company also has a $1.0 million dollar line of credit with a correspondent bank. There were no funds drawn on this line at December 31, 2005, or 2004. Total available lines of credit at December 31, 2005, were $48.0 million with $10.0 million drawn.

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

Thigpen, Jones, Seaton & Co., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

BUSINESS CONSULTANTS

1004 Hillcrest Parkway • P.O. Box 400

Dublin, Georgia 31040-0400

Tel 478-272-2030 • Fax 478-272-3318

E-mail tjs@tjscpa.com

Scotty C. Jones, CPA, CVA

Frank W. Seaton, Jr., CPA

Tracy G. Sharkey, CPA

Grayson Dent, CPA

Robyn T. Tanner, CPA

Rhonda M. Norris, CPA

Spencer L. Tydings, CPA

Becky G. Hines, CPA

Donna H. Lumley, CPA

Lori Y. Norton, CPA, AAP

Cristi H. Jones, CPA, CVA

Matthew C. Jones, CPA, CISA

Heather Frazier, CPA

Pamela Lewallen, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Stockholders of

CCF Holding Company

We have audited the consolidated balance sheet of CCF Holding Company and Subsidiary as of December 31, 2005, and the related consolidated statements of earnings, comprehensive income, changes in shareholder’s equity and cash flows for the year ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of CCF Holding Company as of December 31, 2004, were audited by other auditors whose report dated March 11, 2005, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CCF Holding Company and Subsidiary as of December 31, 2005, and the results of its operations and its cash flows for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Dublin, Georgia

January 20, 2006

CCF HOLDING COMPANY AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2005 and 2004

	2005	2004
Assets

Cash and due from banks, including reserve requirements of $298,000 and $886,000	$9,283,200	8,951,947
Interest-bearing demand deposits in other financial institutions	3,190,873	5,006,613
Federal funds sold	2,944,000	6,513,370

Cash and cash equivalents	15,418,073	20,471,930
Interest-bearing time deposits in other financial institutions	—	99,000
Investment securities available-for-sale	48,389,272	41,638,558
Federal Home Loan Bank stock, at cost	1,129,100	1,265,000
Loans, net	279,968,109	256,770,581
Premises and equipment, net	7,776,954	8,279,046
Accrued interest receivable	1,877,111	1,242,191
Cash surrender value of life insurance	5,159,633	4,884,520
Other assets	4,484,685	5,495,885

Total assets	$364,202,937	340,146,711

Liabilities and Shareholders’ Equity
Deposits:
Non-interest-bearing demand deposits	$43,228,076	31,281,774
Interest-bearing demand deposits	133,728,272	112,078,288
Savings accounts	5,964,140	7,328,745
Time deposits less than $100,000	91,749,597	101,658,533
Time deposits greater than $100,000	37,585,198	36,930,554

Total deposits	312,255,283	289,277,894
Securities sold under agreements to repurchase	3,949,539	2,703,607
Federal Home Loan Bank advances	10,000,000	15,000,000
Junior subordinated debentures	8,765,000	8,765,000
Other liabilities	5,014,760	2,462,378

Total liabilities	339,984,582	318,208,879

Commitments
Shareholders’ equity:
Preferred stock, no par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $.10 par value, 4,000,000 shares authorized; 2,374,013 issued and outstanding in 2005; 2,239,019 shares issued and outstanding in 2004	237,401	223,902
Additional paid-in capital	9,204,813	9,158,182
Retained earnings	15,187,843	12,587,130
Accumulated other comprehensive loss	(411,702)	(31,382)

Total shareholders’ equity	24,218,355	21,937,832

Total liabilities & shareholders’ equity	$364,202,937	340,146,711

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Earnings

For the Years Ended December 31, 2005 and 2004

	2005	2004
Interest and dividend income:
Interest and fees on loans	$20,366,199	16,683,055
Interest-bearing deposits in other financial institutions and federal funds sold	390,197	140,752
Interest and dividends on taxable investment securities	1,431,368	1,254,988
Interest on nontaxable investment securities	205,351	179,201

Total interest and dividend income	22,393,115	18,257,996

Interest expense:
Deposit accounts	6,681,989	4,866,049
Other borrowings	858,685	668,667

Total interest expense	7,540,674	5,534,716

Net interest income	14,852,442	12,723,280
Provision for loan losses	540,000	905,000

Net interest income after provision for loan losses	14,312,441	11,818,280

Other operating income:
Service charges on deposit accounts	1,198,255	1,126,844
Net (loss) gain on sale of investment securities	(23,090)	645
Gain on sale of loans	566,712	573,168
Increase in value of life insurance asset	275,113	264,082
Other	509,391	393,165

Total other operating income	2,526,381	2,357,904

Other operating expenses:
Salaries and employee benefits	6,853,255	6,119,889
Occupancy	1,930,767	1,807,719
Write-down of other real estate	834,487	—
Other	2,434,976	2,206,908

Total other operating expenses	12,053,485	10,134,516

Earnings before income taxes	4,785,337	4,041,668
Income tax expense	1,515,733	1,295,010

Net earnings	$3,269,604	2,746,658

Basic earnings per share	$1.41	1.24

Diluted earnings per share	$1.37	1.12

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2005 and 2004

	2005	2004
Net earnings	$3,269,604	2,746,658

Other comprehensive loss:
Unrealized holding losses on investment securities available-for-sale	(608,198)	(358,554)
Associated income tax effect	212,869	125,494
Reclassification adjustment for losses (gains) on sales of investment securities available-for-sale	23,090	(645)
Associated income tax effect	(8,081)	226

Total other comprehensive loss, net of tax	(380,320)	(233,479)

Total comprehensive income	$2,889,284	2,513,179

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2005 and 2004

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount
Balance, December 31, 2003	2,202,940	$220,294	8,957,500	10,286,108	202,097	19,665,999
Net earnings	—	—	—	2,746,658	—	2,746,658
Retirement of common stock	(1,092)	(109)	(16,749)	—	—	(16,858)
Exercise of stock options	37,171	3,717	218,500	—	—	222,217
Cash paid in lieu of fractional shares	—	—	(1,069)	—	—	(1,069)
Cash dividends declared ($.22 per share)	—	—	—	(445,636)	—	(445,636)
Unrealized losses on investment securities available-for-sale, net of tax	—	—	—	—	(233,479)	(233,479)

Balance, December 31, 2004	2,239,019	$223,902	9,158,182	12,587,130	(31,382)	21,937,832

Net earnings				3,269,604	—	3,269,604
Retirement of common stock	(43,067)	(4,307)	(847,040)	—	—	(851,347)
Exercise of stock options	178,061	17,806	893,671	—	—	911,477
Cash dividends declared ($.285 per share)	—	—	—	(668,891)	—	(668,891)
Unrealized losses on investment securities available-for-sale, net of tax	—	—	—	—	(380,320)	(380,320)

Balance, December 31, 2005	2,374,013	$237,401	9,204,813	15,187,843	(411,702)	24,218,355

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:
Net earnings	$3,269,604	2,746,658
Adjustments to reconcile net earnings to net cash provided by operating activities:
Provision for loan losses	540,000	905,000
Depreciation, amortization and accretion	736,704	718,576
Deferred income tax (benefit) expense	(486,172)	2,103
Net loss (gain) on sale of investment securities available-for-sale	23,090	(645)
Net gain on sale of loans	(566,712)	(573,168)
Net write down on real estate owned	837,486	81,968
Net gain on sale of premises and equipment	(2,355)	(13,291)
Increase in cash surrender value of life insurance	(275,113)	(264,082)
Change in:
Accrued interest receivable and other assets	(523,939)	(67,905)
Accrued interest payable and other liabilities	2,982,972	(1,721,993)

Net cash provided by operating activities	6,535,565	1,813,221

Cash flows from investing activities:
Net change in interest-bearing deposits in other financial institutions	99,000	1,287,075
Proceeds from maturities and calls of investment securities available-for-sale	4,321,610	16,873,239
Proceeds from sales of investment securities available-for-sale	2,476,910	2,905,520
Purchases of investment securities available-for-sale	(14,182,239)	(25,299,582)
Proceeds from redemption of Federal Home Loan Bank stock	675,000	750,000
Purchases of Federal Home Loan Bank stock	(539,100)	(1,265,000)
Net increase in loans	(39,678,508)	(54,711,212)
Purchase of other real estate	(303,987)	—
Proceeds from sale of foreclosed property	1,572,008	252,400
Proceeds from sale of loans	15,507,195	22,042,440
Purchases of premises and equipment	(207,450)	(2,326,034)
Proceeds from sale of premises and equipment	—	575,376

Net cash used in investing activities	(30,259,561)	(38,915,778)

Cash flows from financing activities:
Net increase in deposits	22,977,389	39,641,072
Change in securities sold under agreements to repurchase	1,245,932	(517,191)
Proceeds from Federal Home Loan Bank advances	—	5,000,000
Repayments of Federal Home Loan Bank advances	(5,000,000)	(5,000,000)
Proceeds from issuance of junior subordinated debentures	—	4,640,000
Dividends paid	(613,312)	(399,412)
Proceeds from exercise of stock options	911,477	222,217
Retirement of common stock	(851,347)	(17,927)

Net cash provided by financing activities	18,670,139	43,568,759

Change in cash and cash equivalents	(5,053,857)	6,466,202
Cash and cash equivalents at beginning of period	20,471,930	14,005,728

Cash and cash equivalents at end of period	$15,418,073	20,471,930

Supplemental disclosures for cash flow information and Noncash, investing and financing activities:
Interest paid	$7,462,333	5,449,122

Income taxes paid	$1,320,000	1,490,000

Transfer of loans to other real estate owned	$1,000,500	3,900,725

Change in dividends payable	$58,776	46,224

Unrealized losses on investment securities available for sale, net of tax	$(380,320)	(233,479)

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

The Bank provides a full range of banking services to individual and corporate customers through its main office in Jonesboro, Georgia and six other branch offices in Georgia, located in Clayton, Fayette and Henry Counties. The Bank primarily competes with other financial institutions in its market area, which it considers to be south metropolitan Atlanta.

Basis of Presentation

The consolidated financial statements include the accounts of CCF Holding Company and its wholly owned subsidiary, the Bank. All inter-company accounts and transactions have been eliminated in consolidation. Certain 2004 amounts have been reclassified to conform to the 2005 presentation.

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

Investment Securities

The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for sale in the near term. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. The Company’s current investment policy prohibits trading activity. At December 31, 2005, and December 31, 2004, the Company classified all of its investment securities as available-for-sale.

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

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Had compensation cost for the plan been determined based upon the fair value of the options at the grant dates, the Company’s net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31,
	2005	2004
Net earnings as reported	$3,269,604	2,746,658
Deduct: Total stock-based employee compensation expense Determined under fair-value based method for all awards, net of tax	(338,966)	(185,706)

Pro forma net earnings	$2,930,638	2,560,952

Basic earnings per share:
As reported	$1.41	1.24

Pro forma	$1.27	1.15

Diluted earnings per share:
As reported	$1.37	1.12

Pro forma	$1.23	1.05

The weighted average fair value of options granted was $6.64 and $6.71 for the years ended December 31, 2005 and 2004, respectively, based on estimates as of the date of grant using the Black Scholes pricing model. The following weighted average assumptions were used for grants in 2005 and 2004, respectively: dividend yield of 1.44% and 1.27%; a risk free interest rate of 4.33% and 4.30%, expected volatility of 0.18 and 0.21, respectively; and an expected life of seven years. The difference between the net earnings as reported and pro forma is the expense associated with the grants, which would have vested in the period.

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

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Net Earnings Per Share

Basic earnings per share are based on the weighted average number of common shares outstanding during the period while the effects of potential shares outstanding during the period are included in diluted earnings per share. At December 31, 2005 and 2004, options on 50,200 and 27,900 shares, respectively, were not included in the diluted earnings per share calculation as they were anti-dilutive. The reconciliation of the amounts used in the computation of both “basic earnings per share” and “diluted earnings per share” for each period is presented as follows:

	Net Earnings	Common Shares	Per Share Amount
For the year ended December 31, 2005
Basic earnings per share	$3,269,604	2,314,268	$1.41
Effect of stock options	—	71,374	(0.04)

Diluted earnings per share	$3,269,604	2,385,642	$1.37

For the year ended December 31, 2004
Basic earnings per share	$2,746,658	2,223,191	$1.24
Effect of stock options	—	222,414	(.12)

Diluted earnings per share	$2,746,658	2,445,605	$1.12

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 154 Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statements No. 3. SFAS No. 154 changes the requirements for accounting for and reporting a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle and all changes required by an accounting pronouncement when the new pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effects of the change. SFAS No. 154 is effective for periods beginning after December 31, 2005. This standard is not expected to have a material effect on the Company’s financial position, results of operations, or disclosures.

In December 2004, the FASB issued SFAS No. 153 Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29. SFAS No. 153 clarifies that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged, with a general exception for exchanges that have no commercial substance. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard did not have a material impact on the consolidated financial statements.

In December 2004, the FASB revised SFAS No. 123 (“SFAS No. 123(R)”). SFAS No. 123(R), Share-Based Payment, requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS No. 123(R) is effective for periods beginning after December 15, 2005. The Company will adopt the provisions of SFAS No. 123(R) beginning January 1, 2006. The financial statement impact is not expected to be materially different from that shown in the existing pro forma disclosure required under the original SFAS No. 123.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(2)	Investment Securities Available-for-Sale

At December 31, 2005 and 2004, investment securities available-for-sale consisted of the following:

	December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and U.S. Government agency obligations	$36,976,839	3,012	594,969	36,384,882
Municipal securities	4,783,115	172,130	10,653	4,944,592
Mortgage-backed securities	7,262,705	573	203,480	7,059,798

	$49,022,659	175,715	809,102	48,389,272

	December 31, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and U.S. Government agency obligations	$29,478,196	24,635	275,089	29,227,742
Municipal securities	4,088,522	263,553	277	4,351,798
Mortgage-backed securities	8,120,120	1,618	62,720	8,059,018

	$41,686,838	289,806	338,086	41,638,558

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2005 are summarized as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasuries and U.S. Government agency obligations	$11,858,660	(123,664)	21,523,210	(471,305)	33,381,870	(594,969)
Municipal securities	991,367	(10,453)	100,114	(200)	1,091,481	(10,653)
Mortgage-backed securities	1,064,342	(30,021)	5,968,375	(173,459)	7,032,717	(203,480)

	$13,914,369	(164,138)	27,591,699	(644,964)	41,506,068	(809,102)

At December 31, 2005, the unrealized losses on the debt securities arose due to changing interest rates and market conditions and are considered to be temporary because of acceptable investment grades where the repayment sources of principal and interest are largely backed by the U.S. Government. At December 31, 2005, there were five out of 28 securities issued by state and political subdivisions containing unrealized losses, while 46 out of 51 securities issued by U.S. Government agencies and U. S. Government sponsored corporations, including mortgage-backed securities, contained unrealized losses.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(2)	Investment Securities Available-for-Sale, continued

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2004, are summarized as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasuries and U.S. Government agency obligations	$23,246,797	245,155	970,066	29,934	24,216,863	275,089
Municipal securities	101,983	277	—	—	101,983	277
Mortgage-backed securities	7,109,629	42,458	757,404	20,262	7,867,033	62,720

	$30,458,409	287,890	1,727,470	50,196	32,185,879	338,086

At December 31, 2004, the unrealized losses on the debt securities arose due to changing interest rates and market conditions and are considered to be temporary because of acceptable investment grades where the repayment sources of principal and interest are largely backed by the U.S. Government. At December 31, 2004, there was one out of 25 securities issued by state and political subdivisions containing unrealized losses, while 35 out of 61 securities issued by U.S. Government agencies and U.S. Government sponsored corporations, including mortgage-backed securities, contained unrealized losses.

For the years ended December 31, 2005 and 2004, the Company sold investment securities available-for-sale for $2,476,910 and $2,905,520 respectively, with the following gross gains and losses recognized:

	2005	2004
Gross gains	$—	4,645
Gross (losses) gains	(23,090)	4,000

Net (loss)gain	$(23,090)	645

The amortized cost and fair values of securities available-for-sale at December 31, 2005, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due within one year	$4,225,723	4,178,845
Due after one year through five years	33,131,774	32,614,575
Due after five years	4,402,457	4,536,054
Mortgage-backed securities	7,262,705	7,059,798

	$49,022,659	48,389,272

Investment securities with approximate aggregate carrying amounts of $35,715,000 and $32,480,000 at December 31, 2005 and December 31, 2004, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(3)	Loans

Major classifications of loans at December 31, 2005 and 2004 are presented below:

	2005	2004
Commercial—real estate secured	$162,624,739	138,987,687
Commercial	16,155,318	18,971,923
Real estate—mortgage	9,302,460	8,886,162
Real estate—construction, acquisition and development	85,733,969	82,241,240
Installment and other consumer	10,044,174	11,256,314

Total loans	283,860,660	260,343,326
Less: Unearned fees	468,852	412,230
Allowance for loan losses	3,423,699	3,160,515

Total loans, net	$279,968,109	256,770,581

The Company extends credit to customers throughout its market area, which includes the Georgia counties of Clayton, Fayette and Henry. Most of the Company’s loans are collateralized by real estate in these Georgia counties and a substantial portion of its borrowers’ ability to repay such loans is dependent upon the economy in the Company’s market area. As of December 31, 2005 and 2004, loans outstanding totaling approximately $49,659,000 and $50,796,000, respectively, were pledged to the FHLB as collateral for outstanding borrowings.

An analysis of the activity in the allowance for loan losses is presented below:

	2005	2004
Balance at beginning of period	$3,160,515	2,692,913
Provision for losses on loans	540,000	905,000
Loan charge-offs	(358,069)	(508,992)
Loan recoveries	81,253	71,594

Balance at end of period	$3,423,699	3,160,515

(4)	Premises and Equipment

A summary of premises and equipment at December 31, 2005 and 2004, is as follows:

	2005	2004
Land	$1,607,882	1,607,882
Buildings and improvements	5,374,820	5,374,820
Furniture and equipment	4,481,422	4,321,232
Construction in progress	29,539	34,599
Leasehold improvements	484,277	484,277

	11,977,940	11,822,810
Less: Accumulated depreciation	4,200,986	3,543,764

	$7,776,954	8,279,046

Depreciation expense for the years ended December 31, 2005 and 2004 was approximately $712,000 and 671,000, respectively.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(5)	Deposits

At December 31, 2005, the scheduled maturities of time deposits are as follows:

2006	$92,406,387
2007	22,824,974
2008	7,057,953
2009	3,296,517
2010	3,140,248
Thereafter	608,716

$129,334,795

(6)	Income Taxes

The components of income tax expense are as follows:

	2005	2004
Current expense	$2,001,905	1,292,908
Deferred (benefit) expense	(486,172)	2,102

	$1,515,733	1,295,010

The differences between income tax expense and the amount computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 2005 and 2004, are as follows:

	2005	2004
Pretax income at statutory rate	$1,627,015	1,374,185
Add (deduct):
State income taxes, net of federal effect	94,218	61,479
Tax exempt interest	(69,819)	(60,929)
Increase in cash surrender value of life insurance	(93,538)	(89,788)
Other	(42,143)	10,063

	$1,515,733	1,295,010

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(6)	Income Taxes, continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004 are presented below:

	2005	2004
Deferred tax assets:
Allowance for loan losses	$1,299,636	1,199,731
Deferred compensation	399,276	260,344
Other Real Estate	319,430	—
Net unrealized losses on investment securities available-for-sale	220,252	16,898
Other	9,625	24,745

Total gross deferred tax assets	2,248,219	1,501,718

Deferred tax liabilities:
Deferred loan fees	403,231	333,698
Premises and equipment	455,023	425,944
FHLB stock dividends	131,293	147,095
Other	37,250	63,085

Total gross deferred tax liabilities	1,026,797	969,822

Net deferred tax assets	$1,221,422	531,896

Prior to January 1, 1996, the Company was permitted under the Internal Revenue Code (the “Code”) a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. The provisions of the Code permitted the Company to deduct from taxable income an allowance for bad debts based on the greater of a percentage of taxable income before such deduction or actual loss experience. Retained earnings include approximately $675,000 for which no deferred Federal income tax liability has been recognized. The amounts represent an allocation of income for bad debt deductions for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses or adjustments arising from carry back of net operating losses would create income for tax purposes only, which would be subject to the current corporate income tax rate.

(7)	Federal Home Loan Bank Advances and Lines of Credit

At December 31, 2005, the Bank has $26 million available under a $36 million secured line of credit with the FHLB of Atlanta. Under the terms of the loan agreement, the FHLB will extend funding to the Bank up to 10% of the Bank’s assets based on the total assets reported for the most recent quarter. The available amount is also subject to the availability of qualifying collateral. The total available line noted was based on the Bank’s total assets as of December 31, 2005. At December 31, 2004, the Bank had $18.9 million available under a $33.9 million secured line of credit with the FHLB.

The following advances were outstanding at December 31, 2005 and 2004, and require quarterly interest payments:

Advance	Interest Basis	Current Rate	Maturity
December 31, 2005
$10,000,000	Fixed	1.98%	Callable May 2006
December 31, 2004
$ 5,000,000	Overnight Funds Rate	2.44%	January 2005
$10,000,000	Fixed	1.98%	Callable May 2006

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(7)	Federal Home Loan Bank Advances and Lines of Credit, continued

The overnight borrowing of $5,000,000 was paid on January 6, 2005. The Bank also had unused lines of credit for overnight borrowing of $19.4 million and $17.4 million at December 31, 2005 and 2004, respectively. During 2002, the Company entered into an additional line of credit with a correspondent bank totaling $1,000,000. Under the agreement, the line accrues interest at prime minus 100 basis points and matures January 1, 2014. The facility is collateralized by the stock of the Bank. The line of credit also includes certain covenants including requirements to maintain defined levels of tangible net worth, net earnings and capital. Additionally, the note includes limitations on the Company’s leveraging and dividend payments. As of December 31, 2005 and December 31, 2004, management believes the Company is in compliance with stated covenants. There were no funds drawn on this line at December 31, 2005 and 2004.

(8)	Junior subordinated debentures

On March 30, 2004, the Company issued through a Delaware statutory trust subsidiary, CCF Capital Trust II, (“Trust II”), $4,000,000 of trust preferred securities that qualify as Tier I capital under Federal Reserve Board guidelines within certain limitations. The Company owns all of the common securities of Trust II. The proceeds from the issuance of the common securities and the trust preferred securities were used by Trust II to purchase $4,640,000 of junior subordinated debentures of the Company, which carry a floating rate of interest adjusted every three months to the Wall Street Journal prime plus 12.5 basis points. At December 31, 2005, the Wall Street Journal prime rate was 7.25%. Of the proceeds received by the Company from the proceeds of the sale of the junior subordinated debentures to Trust II, $140,000 was used for the common securities of Trust II and $4,500,000 was used to strengthen the capital position of the Bank to accommodate current and future growth. The debentures and related accrued interest represent the sole assets of Trust II.

The trust preferred securities accrue and pay distributions quarterly, at an interest rate equal to the Wall Street Journal prime rate plus 12.5 basis points. The Company has entered into contractual arrangements which, taken collectively, fully and unconditionally guarantee payment of accrued and unpaid distributions required to be paid on the trust preferred securities, the redemption price with respect to any trust preferred securities called for redemption by Trust II, and payments dues upon a voluntary or involuntary dissolution, winding up or liquidation of Trust II.

On January 29, 2002, the Company issued through a Delaware statutory trust subsidiary, CCF Capital Trust I, (the “Trust”), $4,000,000 of trust preferred securities that qualify as Tier I capital under Federal Reserve Board guidelines within certain limitations. The Company owns all of the common securities of the Trust. The proceeds from the issuance of the common securities and the trust preferred securities were used by the Trust to purchase $4,125,000 of junior subordinated debentures of the Company, which carry a floating rate of interest adjusted every three months to the Wall Street Journal prime plus 125 basis points. At December 31, 2005, the Wall Street Journal prime rate was 5.25%. Of the proceeds received by the Company from the proceeds from the sale of the junior subordinated debentures to the Trust, $125,000 was used for the common securities of the Trust and $4,000,000 was used to strengthen the capital position of the Bank to accommodate current and future growth. The debentures and related accrued interest represent the sole assets of the Trust.

The trust preferred securities accrue and pay distributions quarterly, at an interest rate equal to the Wall Street Journal prime rate plus 12.5 basis points. The Company has entered into contractual arrangements which, taken collectively, fully and unconditionally guarantee payment of accrued and unpaid distributions required to be paid on the trust preferred securities, the redemption price with respect to any trust preferred securities called for redemption by the Trust, and payments dues upon a voluntary or involuntary dissolution, winding up or liquidation of the Trust.

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

401(k) Profit Sharing Plan

The Company has a tax-qualified defined contribution profit sharing plan (the “Plan”) for the benefit of its employees. All full-time employees and part-time employees who work 1,000 hours or more become eligible to participate under the Plan after completing one year of service. Under the Plan, employees may voluntarily elect to defer up to 15% of their compensation, not to exceed applicable limits. Company contributions in 2005 and 2004 were $1.00 for each $1.00 of employee contribution up to 5% of the employee’s compensation. Such matching contributions begin to vest after the first year at a rate of 20% per year with full vesting after five years. Additionally, the Company may contribute an annual discretionary contribution to the Plan based upon a number of factors, such as the Company’s retained earnings, profits, regulatory capital, and employee performance. Contributions by the Company to the Plan during the years ended December 31, 2005 and 2004 totaled approximately $132,000 each year.

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

In 2000, the Company approved a second stock option plan (the “2000 Option Plan”) whereby 180,000 shares of common stock (either authorized shares or shares purchased in the market) were available to be granted to officers, directors, and employees of the Company from time to time. Options constitute both incentive stock options and non-qualified stock options. Terms of the 2000 Option Plan are similar to that of the 1995 Option Plan with the exception that all options granted under this plan vest immediately following the date of the grant, but require a six month holding period. At December 31, 2005, there were an aggregate of 8,978 shares of common stock available for grant under the 2000 Option Plan and no shares were available for grant under the 1995 Option Plan.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(10)	Employee Benefit Plans, continued

Stock option activity is as follows:

	2005	2004
Options outstanding at beginning of period	384,929	390,550
Options granted	51,663	32,900
Options exercised	(178,061)	(37,171)
Options forfeited	(2,700)	(1,350)

Options outstanding at end of period	255,831	384,929

Options exercisable at end of period	251,315	343,209

Weighted-average option prices per share:
Options granted during the period	$18.40	19.42

Options exercised during the period	$5.14	7.07

Options forfeited during the period	$19.85	14.97

Options outstanding at end of period	$11.34	7.59

A summary of options and warrants outstanding as of December 31, 2005 is presented below:

Options Outstanding	Range of Exercise Price per Share	Weighted Average Exercise Price Per Share	Years Remaining	Options Currently Exercisable	Weighted Average Exercise Price Per Share
85,923	$ 4.45 – 6.33	$ 4.83	4.0	85,923	$ 4.83
47,363	6.89 – 9.66	8.68	5.0	47,363	8.68
40,613	11.40 – 15.29	13.28	6.5	40,613	13.28
81,932	17.02 – 19.85	18.76	9.5	77,416	18.86

255,831	$ 4.45 – 19.85	$11.34	5.2	251,315	$11.24

Life Insurance Policies

The Company adopted a defined contribution post retirement benefit plan to provide retirement benefits to certain of the Company’s executive officers and to provide death benefits for the designated beneficiaries. Under this plan, single-premium, split-dollar, whole-life insurance contracts were purchased on certain executive officers. For the years ended December 31, 2005 and 2004, the Company incurred expenses of $366,000 and $349,000, respectively, in connection with this plan.

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

The following summarizes commitments as of December 31, 2005 and 2004:

	Approximate Contract Amount
	2005	2004
	(in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$72,861	50,492
Standby letters of credit	$3,797	1,771

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

The estimated fair value of the Company’s financial instruments as of December 31, 2005 and 2004 are as follows:

	2005		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in thousands)
Assets:
Cash and cash equivalents	$15,418	15,418	20,472	20,472
Interest-bearing deposit accounts	—	—	99	99
Investment securities available-for-sale	48,389	48,389	41,639	41,639
FHLB stock	1,129	1,129	1,265	1,265
Loans, net	279,968	280,809	256,771	259,221
Cash surrender value of life insurance	5,160	5,160	4,885	4,885
Liabilities:
Deposits	312,255	313,047	289,278	290,192
Securities sold under agreements to repurchase	3,950	3,950	2,704	2,704
FHLB advances	10,000	9,892	15,000	14,392
Junior subordinated debentures	8,765	8,765	8,765	8,765

(13)	Related Party Transactions

It is the Bank’s policy to make loans to officers, directors, and their associates in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons. The following is a summary of activity during the year ended December 31, 2005 with respect to such aggregate loans to these individuals and their associates:

Related party loan balances at beginning of year	$2,833,172
New loans	930,080
Principal repayments	(344,659)

Related party loan balances at end of year	$3,418,593

Deposits from related parties totaled approximately $1,195,000 and $1,162,000 at December 31, 2005 and 2004, respectively.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(14)	Parent Company Financial Information

The following represents condensed financial information of the holding company:

Condensed Balance Sheets

December 31, 2005 and 2004

	2005	2004
Assets
Cash	$1,576,416	2,263,650
Investment in subsidiary	31,247,900	27,881,791
Other assets	387,541	833,106

	$33,211,857	30,978,547

Liabilities and Shareholders’ Equity
Junior subordinated debentures	$8,765,000	8,765,000
Dividends payable	189,921	134,341
Other liabilities	38,581	141,374

Total liabilities	8,993,502	9,040,715
Total shareholders’ equity	24,218,355	21,937,832

	$33,211,857	30,978,547

Condensed Statements of Earnings

For the Years Ended December 31, 2005 and 2004

	2005	2004
Interest on Deposit	$23,529	—
Dividends from subsidiary	—	125,000
Interest expense	(545,625)	(345,672)
Other operating expenses	(186,049)	(185,576)
Income tax benefit	231,267	175,375

Earnings before equity in undistributed earnings of subsidiary	(476,878)	(230,873)
Equity in undistributed earnings of subsidiary	3,746,482	2,977,531

Net earnings	$3,269,604	2,746,658

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(14)	Parent Company Financial Information, continued

Condensed Statements of Cash Flows

For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:
Net earnings	$3,269,604	2,746,658
Adjustment to reconcile net earnings to net cash used by operating activities:
Equity in undistributed earnings of subsidiary	(3,746,482)	(2,977,531)
Change in other assets / other liabilities	342,825	(240,665)

Net cash used by operating activities	(134,053)	(471,538)

Cash flows used by investing activities consisting of capital infusion in subsidiary	—	(2,000,000)

Cash flows from financing activities:
Dividends paid	(613,312)	(399,412)
Proceeds from exercise of stock options	911,477	222,217
Retirement of common stock	(851,346)	(16,858)
Proceeds from issuance of junior subordinated debentures	—	4,640,000

Net cash (used) provided by financing activities	(553,181)	4,445,947

Change in cash and cash equivalents	(687,234)	1,974,409
Cash and cash equivalents at beginning of period	2,263,650	289,241

Cash and cash equivalents at end of period	$1,576,416	2,263,650

(15)	Regulatory Matters

Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years’ net earnings, and the ratio of equity capital to total assets. At December 31, 2005, the Bank could pay approximately $1,873,000 in dividends without obtaining prior regulatory approval.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2005, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2005, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(15)	Regulatory Matters, continued

capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s capital category.

The actual capital amounts and ratios at December 31, 2005 and 2004, are presented in the table below (in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:
Total capital—risk-based (to risk-weighted assets)
Bank	$34,817	11.1%	25,070	8%	31,338	10%
Consolidated	$36,817	11.7%	25,131	8%	N/A	N/A
Tier I capital—risk-based (to risk-weighted assets)
Bank	$31,393	10.0%	12,535	4%	18,803	6%
Consolidated	$30,785	9.8%	12,565	4%	N/A	N/A
Tier I capital—leverage (to average assets)
Bank	$31,393	8.5%	14,691	4%	18,364	5%
Consolidated	$30,785	8.5%	14,691	4%	N/A	N/A

As of December 31, 2004:
Total capital—risk-based (to risk-weighted assets)
Bank	$30,801	10.8%	22,776	8%	28,470	10%
Consolidated	$33,622	11.8%	22,841	8%	N/A	N/A
Tier I capital—risk-based (to risk-weighted assets)
Bank	$27,640	9.7%	11,388	4%	17,082	6%
Consolidated	$28,621	10.0%	11,420	4%	N/A	N/A
Tier I capital—leverage (to average assets)
Bank	$27,640	8.2%	13,528	4%	16,910	5%
Consolidated	$28,621	8.5%	13,528	4%	N/A	N/A

Directors and Officers

CCF Holding Company and Heritage Bank Board of Directors

John B. Lee, Jr. Chairman	Roy V. Hall	Edwin S. Kemp, Jr.	John T. Mitchell
Leonard A. Moreland	Charles S. Tucker	David B. Turner

Heritage Bank Officers

David B. Turner*	Chairman of the Board
Leonard A. Moreland*	Chief Executive Officer/President

Jack Bowdoin*	Executive Vice President	Barbara Stevens	Assistant Vice President
John Westervelt*	Executive Vice President	Cathy McDaniel	Assistant Vice President
Tommy Segers *	Executive Vice President	Dee Dee Peppers	Assistant Vice President
Dick Florin	Senior Vice President	Hilda Howington	Assistant Vice President
Edith Stevens*	Senior Vice President	Kerry Arnold	Assistant Vice President
Kathy Zovlonsky	Senior Vice President	Kim Devine	Assistant Vice President
Mary Jo Rogers*	Senior Vice President	Lisa Jackson	Assistant Vice President
Shirley Etheridge	Group Vice President	Luann Daniels	Assistant Vice President
Ben Freeman	Vice President	Rochelle Stalnaker	Assistant Vice President
Bob Finlay	Vice President	Shalley Bishop	Assistant Vice President
Bob Zehnder	Vice President	Stewart Esary	Assistant Vice President
Carol Colon	Vice President	Cathy McDonald	Administrative Officer
Dan Vano	Vice President	Diann Edwards	Administrative Officer
Debbie Hudson	Vice President	Annette Deaton	Banking Officer
Lorrie Johnson	Vice President	David Crow	Banking Officer
Mayra Barzaga	Vice President	Helen White-McNeil	Banking Officer
Michael Edmondson	Vice President	Kelly Haring	Banking Officer
Mike Kerr	Vice President	Vicki Thomas	Banking Officer
Mirna Smith	Vice President	Jonathan Haun	Operations Officer
Sheri Dockweiler	Vice President
Teresa Brazel	Vice President
Wade Atwood	Vice President

*	Executive Officers

General Information and Shareholder Services

Independent Auditors	Corporate Counsel	Transfer Agent and Registrar	Special Counsel
Thigpen, Jones, Seaton & Co. PC P. O. Box 400 Dublin, Ga. 31040	Edwin S. Kemp, Jr., Esquire 101 North Main Street Suite 203 Jonesboro, Georgia 30236	Registrar & Transfer Company 10 Commerce Drive Cranford, New Jersey 07016	Powell Goldstein LLP One Atlantic Center Fourteenth Floor 1201 West Peachtree St., NW Atlanta, Georgia 30309

The Company’s Annual Report for the year ended December, 31, 2005 on Form 10-KSB is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write or call David B. Turner, President and Chief Executive Office at the Company’s Office in Jonesboro, Georgia. The Annual Meeting of Stockholders will be held on May 18, 2006 at 9:00 a.m. at the Fayetteville office.

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