Form 10KSB/A, Exhibit 13
period 2005-12-31
CCF HOLDING CO
filed 2006-03-31
CIK 943033

Exhibit 13.2

Porter Keadle Moore, LLP

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

Atlanta, Georgia

March 11, 2005

Certified Public Accountants

Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • ww.pkm.com