Form 10-K, Exhibit 13
period 2006-12-31
CCF HOLDING CO
filed 2007-03-29
CIK 943033

Exhibit 13

A Tradition of Excellence

Dear Fellow Stockholder:

The following pages will outline the operating results for CCF Holding Company (the “Company”) and its subsidiary Heritage Bank (the “Bank”). The entire story can’t be fully told by looking at just operating results, so we encourage you to access the Company’s Annual Report on Form 10-K that will be available at our website Heritagebank.com. The 10-K will provide more detail in narrative and chart form as to what is happening with our company.

The Board of Directors, Officers and Employees of CCF Holding Company and Heritage Bank are very pleased to present you with the 2006 results. Our company made major strides during the year to elevate operating results well above the prior year to a level comparable with other high performing community banks. To touch on a few of the highlights of this past year’s financial performance growth in total assets was just under 17%, and growth in net loans outstanding was just over 19%. On the liabilities side of the ledger deposits grew over 17%, while transaction deposit accounts grew by just under 8%. As the year progressed it became increasingly more difficult to generate growth in the variable rate transaction deposit sector due to increasing interest rates and other investment alternatives that were becoming more attractive to depositors.

The asset growth of the Bank, combined with an increasing interest rate environment, contributed to a further strengthening of the net interest margin (“NIM”). The increase in the NIM was the primary source of the earnings growth from 2005 to 2006. The company’s earnings increased $1.9 million, or 59%, bringing our five year average growth rate in earnings to 33%. While strong revenue growth is essential to sustained earnings growth, we are also pleased with the results of our expense growth strategies resulting in a decrease in the rate of growth in non-interest expense to 7% from an average of slightly more than 15% in the prior three years.

Since 2001, CCF Holding Company has increased net earnings 263% and grown assets 72%. The Company, through the Bank, has transformed itself into a high performing financial institution in one of the State of Georgia’s most attractive markets. For over 51 years a dedicated group of bankers have served the tri-county area in the southern crescent of metropolitan Atlanta taking pride in their company and their community. The financial results highlighted above and detailed later in this report are a direct result of their vision, desire and ability. We strive everyday to adhere to the principles established by our founders that are at the core of our success. We realize that without you and the support your investment provides, none of this would be possible. So on behalf of the employees, officers and directors we thank you and look forward to continuing our “Tradition of Excellence”.

Very truly yours,

Leonard A. Moreland President & CEO Heritage Bank	David B. Turner President & CEO CCF Holding Company

CCF HOLDING COMPANY

ANNUAL REPORT

CCF HOLDING COMPANY

Stock Market Information

Since its issuance in July 1995, the Company’s Common Stock has been traded on the Nasdaq Capital Market (formerly the Nasdaq SmallCap Market) under the trading symbol of “CCFH.” The following table reflects high and low sales prices paid in actual transactions, as reported by the Nasdaq Capital Market, as well as dividend information.

Period	High		Low	Dividends Declared	Dividends Paid
2005 1st Quarter	13.93	(1)	12.27	0.04	0.04
2005 2nd Quarter	13.81		11.43	0.047	0.04
2005 3rd Quarter	13.50		11.33	0.05	0.047
2005 4th Quarter	12.67		11.07	0.053	0.05

2006 1st Quarter	16.00		11.54	0.057	0.053
2006 2nd Quarter	16.01		14.64	0.06	0.057
2006 3rd Quarter	21.75		15.00	0.065	0.06
2006 4th Quarter(2)	21.05		17.81	0.08	0.065

(1)	All share prices and dividend amounts have been adjusted to reflect the three for two stock split paid to shareholders on September 20, 2006.
(2)	The Company declared the dividend on December 20, 2006, and paid the dividend on January 18, 2007.

The number of shareholders of record as of December 31, 2006, was approximately 400, inclusive of the number of persons or entities who held stock in nominee or “street” name. At December 31, 2006, there were 3,633,096 shares of Common Stock issued and outstanding. The Company’s ability to pay dividends to shareholders is primarily dependent upon the dividends it receives from the Bank, and to a lesser extent, the amount of cash on hand. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank’s regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the 1998 conversion of the Bank’s charter from a federally chartered stock savings and loan association to a state chartered commercial bank (up to $6.6 million), or (2) the regulatory capital requirements. The Company declared a dividend of $0.08 per share on December 20, 2006, payable to shareholders of record January 4, 2007, and paid the dividend to shareholders on January 18, 2007. On March 21, 2007, the Company declared a $0.085 per share dividend payable to shareholders of record on April 6, 2007, with payment expected on April 20, 2007.

On August 23, 2006, the Company announced a three for two stock split payable in the form of a stock dividend on September 20, 2006, to shareholders of record on September 6, 2006 (the “Stock Split”). Prior to the Stock Split, on June 17, 2004, and on November 21, 2002, the Company announced three- for-two stock splits payable in the form of a stock dividend on July 15, 2004 and December 19, 2002, to shareholders of record on July 1, 2005 and December 4, 2002, respectively. (Collectively these actions are noted as the “Stock Splits”.)

Performance Graph

The following Performance Graph compares the yearly percentage change in cumulative total shareholder return on the Company’s common stock to the cumulative total return on the Nasdaq Stock Market (U.S.) Index and the total cumulative return of banks in the SNL Composite of banks between $250 million and $500 million in asset size, for the last five years. Where applicable, the Performance Graph reflects the Stock Splits.

Cumulative Total Shareholder Return Compared With Performance of Selected Indexes

January 1, 2001 through December 31, 2006

	Period Ending
Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
CCF Holding Company	100.00	117.38	156.88	211.49	189.79	332.21
NASDAQ Composite	100.00	68.76	103.67	113.16	115.57	127.58
SNL Bank $250M-$500M	100.00	128.95	186.31	211.46	224.51	234.58

SELECTED FINANCIAL AND OTHER DATA

The selected financial and other data set forth below should be read in conjunction with the consolidated financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report. The following selected financial data concerning the Company for and as of the end of each of the years in the five year period ended December 31, 2006 are derived from the audited consolidated financial statements of the Company. The selected financial and operating data is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, included elsewhere in this report. The audited consolidated financial statements of the Company as of December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006, and the report of Thigpen, Jones, Seaton, & Co., P.C., the Company’s independent public accountants, thereon, are included elsewhere in this report. All share information and per share amounts have been adjusted to reflect the Stock Splits.

	Year Ended December 31,
	2006	2005	2004	2003	2002
Financial Condition (Dollars in Thousands)
Total Amount of:
Assets	$425,886	$364,203	$340,147	$295,785	$261,993
Loans receivable, net	333,385	279,968	256,771	228,334	190,969
Investment securities	46,201	48,389	41,639	36,524	33,570
Deposits	366,028	312,255	289,278	249,637	231,787
FHLB advances	10,000	10,000	15,000	15,000	5,000
Junior subordinated debentures	8,765	8,765	8,765	4,125	4,125
Liabilities	396,840	339,985	318,209	276,118	244,252
Shareholders’ equity	29,046	24,218	21,938	19,666	17,740

Other Data:
Average assets	400,438	354,498	330,533	279,867	254,321
Average equity	26,807	23,129	20,946	18,765	16,797
Full service offices	7	7	7	6	5

	Year Ended December 31,
	2006	2005	2004	2003	2002
Summary of Operations (Dollars in Thousands)
Total interest income	$30,569	$22,393	$18,258	$16,044	$16,256
Total interest expense	11,847	7,541	5,535	4,967	6,205

Net interest income	18,722	14,852	12,723	11,077	10,051
Provision for loan losses	725	540	905	540	1,054

Net interest income after provision for loan losses	17,997	14,312	11,818	10,537	8,997
Other income	2,714	2,526	2,358	1,801	1,566
Other expenses	12,871	12,053	10,134	8,837	7,689

Earnings before income taxes	7,840	4,785	4,042	3,501	2,874
Income tax expense	2,649	1,515	1,295	1,138	911

Net earnings	$5,191	$3,270	$2,747	$2,363	$1,963

Key Operating Ratios

	Year Ended December 31,
	2006	2005	2004	2003	2002
Performance Ratios: (Dollars in Thousands, except per share data)
Return on average assets (net earnings divided by average total assets)	1.30%	0.92%	0.83%	0.84%	0.77%
Return on average equity (net earnings divided by average equity)	19.37%	14.14%	13.11%	12.59%	11.69%
Average interest earning assets to average interest bearing liabilities	115.07%	114.23%	113.50%	112.29%	109.90%
Net interest rate spread	4.51%	4.17%	3.84%	4.01%	3.99%
Net yield on average interest-earnings assets	4.99%	4.49%	4.08%	4.24%	4.25%
Net interest income after provision for loan losses to total other expenses	139.83%	118.74%	116.61%	119.24%	117.06%
Basic earnings per share(1)	$1.43	$0.94	$0.83	$0.71	$0.59
Diluted earnings per share(1)	$1.38	$0.91	$0.75	$0.65	$0.56
Dividend payout(2)	17.61%	20.80%	17.79%	15.65%	3.97%

Capital Ratios:
Book value per share(1)	$7.99	$6.80	$6.53	$5.95	$5.37
Average equity to average assets	6.69%	6.52%	6.34%	6.70%	6.60%
Equity-to-assets (End of Period)	6.82%	6.65%	6.45%	6.65%	6.77%

Asset Quality Ratios:
Non-performing loans as a percentage of total loans, net	0.25%	0.02%	0.33%	0.68%	0.36%
Non-performing loans as a percentage of total assets	0.19%	0.01%	0.25%	0.52%	0.27%
Allowance for loan losses to non-performing loans	488%	7782%	371%	174%	409%

(1)	All per share data has been adjusted for the three-for-two stock split paid to shareholders of record on September 6, 2006, the three-for-two stock split paid to shareholders of record on July 1, 2004 and the three-for-two stock split paid to shareholders of record on December 2, 2002.
(2)	Dividends declared per share divided by net earnings per diluted share.

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

The Company cautions that these important factors are not exclusive. For further information regarding the risk factors applicable to the Company, please see “Risk Factors” on page 7 of the Company’s Form 10-K for the year ended December 31, 2006. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

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

Recent Developments

On March 21, 2007, the Company declared a $0.085 dividend to shareholders of record on April 6, 2007, with a payment date of April 20, 2007.

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

The Bank’s net interest rate spread for the years ended December 31, 2006, 2005 and 2004 was 4.51%, 4.17% and 3.84%, respectively. The results of the Company’s cumulative interest sensitivity gap analysis indicate that a decline in interest rates could have a material adverse impact on the Bank’s net interest rate spread and earnings. The Bank is asset sensitive over the short term, which would cause earnings to increase in a rising rate environment. In 2006, the Federal Reserve interest rate increases resulted in a prime rate of 8.25% at December 31, 2006, as compared to 7.25% at December 31, 2005 and 5.25% at December 31, 2004. These increases had a favorable effect on the Bank’s net interest income as the asset sensitivity outpaced liability repricing. As rates stabilize, it is expected that approximately one year must pass before all rate changes can be fully adjusted through both the asset and liability pricing. During 2005 the rates paid on deposit accounts did not increase at the same pace as interest charged on loan accounts.

Should rates decline at a pace equal to 2% in a 12 month period the Bank would not be able to re-price its deposits to the new low, which would cause a compression of the interest rate spread. This compression could also occur in a stable rate environment if competitive situations required an increase in certain deposit liability categories.

The Bank attempts to manage the interest rates it pays on deposits while maintaining a stable deposit base and providing quality services to its customers. The Bank continues to rely primarily on deposits to fund its loan growth with Federal Home Loan Bank (“FHLB”) borrowings and the proceeds from the sale of capital securities as an additional funding source. To the extent the Bank is unable to invest these funds in loans originated in the Bank’s market area, it will continue to purchase municipal securities and other high quality investment securities, such as U.S. Treasury and U.S. Government agency obligations.

In an effort to manage interest rate risk and provide the Bank with some protection from the negative effect of changes in interest rates, the Bank instituted certain asset and liability management measures, including the following: 1) reducing the maturities or terms of its loans and other assets to reprice interest-earning assets by emphasizing the origination of adjustable rate loans and the purchase of relatively short-term interest-earning investments and mortgage-backed securities; 2) increasing the amount of less rate-sensitive deposits by actively seeking demand deposit accounts; and 3) encouraging long-term depositors to maintain their accounts with the Bank through expanded customer products and services. Additionally, with the expectation of rates declining at some point during the next three years, the Bank purchased a $50 million interest rate floor designated as a cash flow hedge at 7.0% prime. The cost of this product, $215,000, will be expensed over the three year period based on a pricing schedule set at the time of purchase of the instrument. The effectiveness of the floor will be reviewed quarterly.

Average Balance Sheets. The following table sets forth certain information relating to the Company’s average balance sheets and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

	Year Ended December 31,
	2006			2005			2004
	Average Balance(1)	Interest	Yield	Average Balance(1)	Interest	Yield	Average Balance(1)	Interest	Yield
	(Dollars in Thousands)
Assets
Interest-earning assets:
Loans (including loan fees)(2)	$317,980	$28,136	8.85%	$274,640	$20,366	7.42%	$255,911	$16,683	6.52%
Taxable investment securities	42,811	1,676	3.91%	38,959	1,386	3.56%	40,933	1,218	2.98%
Nontaxable investment securities	4,431	203	4.58%	4,419	205	4.64%	3,735	179	4.79%
FHLB Stock	1,337	79	5.91%	1,138	46	4.04%	668	23	3.44%
Federal Funds sold	5,249	277	5.28%	5,543	184	3.32%	7,488	113	1.51%
Interest-earning deposits in other financial institutions	3,140	198	6.30%	6,151	206	3.35%	3,116	42	1.35%

Total interest-earning assets	374,948	30,569	8.15%	330,850	22,393	6.77%	311,851	18,258	5.85%
Other noninterest–earning assets	25,490			23,648			18,682

Total assets	$400,438			$354,498			$330,533

Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Demand deposits	$137,791	3,642	2.64%	$120,467	2,172	1.80%	98,645	1,147	1.16%
Regular savings	5,300	40	0.75%	6,290	47	0.75%	7,833	59	0.75%
Time deposits	152,049	6,462	4.25%	140,452	4,460	3.18%	144,521	3,660	2.53%
FHLB advances	14,134	613	4.34%	10,771	220	2.04%	12,917	279	2.16%
Note payable	8,765	705	8.04%	8,578	546	6.37%	7,393	346	4.68%
Securities sold under agreements to repurchase	7,792	385	4.94%	3,070	95	3.09%	3,452	44	1.27%

Total interest-bearing liabilities	325,831	11,847	3.64%	289,628	7,540	2.60%	274,761	5,535	2.01%
Non-interest bearing deposits	44,104			38,595			32,504
Other noninterest-bearing liabilities	3,696			3,146			2,322
Shareholders’ equity	26,807			23,129			20,946

Total liabilities and shareholders’ equity	$400,438			$354,498			$330,533

Excess of interest-earning assets over interest-bearing liabilities	$49,117			$41,222			$37,090

Ratio of interest-earning assets to interest bearing liabilities	115.07%			114.23%			113.50%

Net interest income		$18,722			$14,853			$12,723

Net interest spread(3)			4.51%			4.17%			3.84%

Net yield on average interest-earning assets(4)			4.99%			4.49%			4.08%

(1)	Average balances are derived from average daily balances.
(2)	Average balances include non-accrual loans.
(3)	Net interest spread represents the difference between the average yield on interest-earnings assets and the average cost of interest-bearing liabilities.
(4)	Net yield on average interest earning assets represents net interest income as a percentage of average interest earning assets.

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

	Year Ended December 31, 2006 compared to 2005			Year Ended December 31, 2005 compared to 2004
	Changes due to
	Volume	Rate/Yield	Total	Volume	Rate/Yield	Total
	(Dollars in Thousands)
Interest income:
Loans	$3,697	4,073	7,770	$1,084	2,599	3,683
Taxable investment securities	145	145	290	(61)	229	168
Nontaxable investment securities	1	(3)	(2)	31	(5)	26
FHLB stock	9	24	33	18	5	23
Federal Funds sold	(10)	103	93	(36)	107	71
Interest-earning deposits in other financial institutions	(132)	124	(8)	65	99	164

Total interest income	$3,710	4,466	8,176	$1,101	3,034	4,135

Interest expense:
Demand deposits	$346	1,124	1,470	$293	732	1,025
Regular savings	(7)	—	(7)	(12)	—	(12)
Time deposits	394	1,608	2,002	(107)	907	800
FHLB advances	85	308	393	(44)	(15)	(59)
Notes payable	12	147	159	62	138	200
Securities sold under agreement to repurchase	210	80	290	(5)	56	51

Total interest expense	1,040	3,267	4,307	187	1,818	2,005

Net interest income	$2,670	1,199	3,869	$914	1,216	2,130

Comparison of Financial Condition at December 31, 2006 and December 31, 2005

Total assets increased $62 million, or 17%, to $426 million in fiscal 2006 compared to $364 million in fiscal 2005, with growth primarily in lending activities and funded by increased deposits. Shareholders’ equity increased by approximately $4.8 million, or 20%, to $29 million at December 31, 2006, from $24 million at December 31, 2005. The increase was attributable to net income of approximately $5.2 million partially offset by payment of cash dividends to shareholders of approximately $850,000. The Company carries securities available-for-sale at fair value, with unrealized gains and losses, net of income tax effects, recorded as a separate component of shareholders’ equity in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115. Because the Company’s portfolio of securities is classified as available-for-sale and is comprised of Agency and municipal debt securities, movements in market interest rates will cause fluctuations in the market value of the securities, thereby resulting in changes in accumulated other comprehensive income and shareholders’ equity.

Product and Customer Base. The Bank increased the size of its loan portfolio by approximately $54 million, from $284 million at December 31, 2005, to $338 million at December 31, 2006. The increase over the December 31, 2005 amount is attributed to growth in commercial real estate lending of $23 million, construction and acquisition and development of $24 million, and commercial of $8 million. The Bank continued to sell new residential mortgage originations during 2006. The Bank’s deposits increased by $54 million, or 17%, from $312 million at December 31, 2005 to $366 million at December 31, 2006. This growth in deposits was used to fund the loan growth. In addition, the Bank had FHLB borrowings of $10 million outstanding at each year end. It is expected that 2007 loan growth may slow in the Bank’s primary market areas as economic conditions have shown signs of slowing in the housing section. The Bank will seek to continue to expand its customer base through advertising, direct mail and one-on-one personal visits with prospective customers.

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

The Bank’s business strategy is to be a flexible, efficient, and financially stable community financial services institution providing a range of real estate lending services, commercial lending, commercial deposit services, and consumer financial products, including a revamped residential mortgage lending program which now includes originators in each of the three counties where the Bank has branches. These products are marketed primarily to the Clayton, Fayette, and Henry County, Georgia areas. Management of the Bank has identified and sought to pursue four primary strategic objectives: (1) maintain an adequate amount of regulatory capital; (2) reduce interest rate risk; (3) maintain good asset quality through continued emphasis on well underwritten consumer, commercial, and residential lending; and (4) broaden the Bank’s product and customer base to become a more diversified financial institution.

The Company and the Bank continue to manage their respective capital positions in order to support healthy growth. The Company ended 2006 with a total capital to risk weighted assets ratio of 11.2% and the Bank ended 2006 with a total capital to risk weighted assets ratio of 10.8%. Capital levels at December 31, 2006 are considered well capitalized by regulatory standards.

Lending Activity. The principal lending activity of the Bank has been the origination for its portfolio of adjustable-rate and fixed-rate loans secured by various forms of collateral. The following table sets forth information concerning the composition of the Bank’s loan portfolio in dollar amounts and in percentages of the loan portfolio as of the dates indicated.

	At December 31,
	2006		2005		2004		2003		2002
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Loan Category
Residential (1-4 family) mortgage	$8,301	2.45%	$9,303	3.28%	$8,886	3.41%	$8,158	3.52%	$11,529	5.94%
Commercial, primarily real estate secured	$210,424	62.27%	$178,780	62.98%	$157,960	60.68%	$144,420	62.36%	$107,366	55.29%
Real estate construction	$110,122	32.59%	$85,734	30.20%	$82,241	31.59%	$63,151	27.27%	$53,322	27.46%
Consumer and other installment	$9,090	2.69%	$10,044	3.54%	$11,256	4.32%	$15,873	6.85%	$21,972	11.31%

Total loans receivable	$337,937	100.00%	$283,861	100.00%	$260,343	100.00%	$231,602	100.00%	$194,189	100.00%

Less:
Unamortized loan fees and costs, net	$(537)		$(469)		$(412)		$(575)		$(366)
Allowance for loan losses	(4,015)		(3,424)		(3,160)		(2,693)		(2,854)

Total loans, net	$333,385		$279,968		$256,771		$228,334		$190,969

Loan Maturity Table. The following table sets forth the maturity of the Bank’s loan portfolio at December 31, 2006. The table does not include prepayments. Prepayments and scheduled principal repayments on loans totaled $334 million and $348 million for the years ended December 31, 2006 and 2005, respectively. Adjustable-rate loans are shown as maturing based on repricing dates.

	December 31, 2006
	One Year	Within One to Five Years	After Five Years	Total
	(Dollars in Thousands)
Residential (1-4 family) mortgage	$1,512	2,822	3,967	8,301
Commercial, primarily real estate secured	39,369	94,486	76,569	210,424
Real estate construction	83,876	23,224	3,022	110,122
Consumer and other installment	806	3,672	4,612	9,090

Total	$125,563	124,204	88,170	337,937

The following table sets forth the dollar amount of all loans due after December 31, 2006, with fixed interest rates and those that have floating or adjustable interest rates.

	Fixed Rate		Adjustable Rate
	Amount	Percent	Amount	Percent	Total
	(Dollars in Thousands)
Residential (1-4 family) mortgage	$2,156	25.98%	6,145	74.02%	8,301
Commercial, primarily real estate secured	39,960	18.99%	170,464	81.01%	210,424
Real estate construction	1,757	1.59%	108,365	98.41%	110,122
Consumer and other installment	8,838	97.22%	252	2.78%	9,090

Total	$52,711	15.60%	285,226	84.40%	337,937

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

Nonperforming Loans. The following table sets forth the aggregate amount of restructured loans and loans that were contractually past due more than 90 days as to principal or interest payments as of the dates indicated and which are considered nonperfoming loans.

	At December 31,
	2006	2005	2004	2003	2002
	(Dollars in Thousands)
Nonperforming loans:
Restructured	$—	$—	$—	$—	$480
Nonaccrual (more than 90 days past due)	823	44	852	1,549	217

Total nonperforming loans	$823	$44	$852	$1,549	$698

Ratio of nonperforming loans as a percentage of total loans, net	0.25%	0.02%	0.33%	0.68%	0.36%
Ratio of nonperforming loans as a percentage of total assets	0.19%	0.01%	0.25%	0.52%	0.27%

During the years ended December 31, 2006 and December 31, 2005, gross interest income of $14,000 and $86,000, respectively, would have been recorded on nonperforming loans, under their original terms, if the loans had been current throughout those periods. Interest income recognized on nonperforming loans during the years ended December 31, 2006 and December 31, 2005 was approximately $47,000 and $17,000 respectively. At December 31, 2006, there were no loans 90 days past due and still accruing.

Analysis of the Allowance for Loan Losses

Asset Quality. The Bank continues to maintain its asset quality through detailed underwriting and thorough analysis of loan requests. The Bank analyzes each loan request from both a credit and a collateral approach. The credit analysis is performed first and if the request meets the credit guidelines of the Bank, the loan is then underwritten to the Bank’s collateral guidelines. The degree of credit analysis performed is based both on the size of the request and the risk exposure. The loan portfolio is reviewed and evaluated on an ongoing basis to measure the quality of the portfolio to try and anticipate future problems. If a loan reaches 90 consecutive days without payment in full of all scheduled payments, the Bank places the loan in a non-accrual or non-performing status. At December 31, 2006, the Bank’s ratio of non-performing loans to total loans was 0.25% and to total assets 0.19%. This compares to 0.02% and 0.01%, respectively, at December 31, 2005. At December 31, 2006, non accrual loans included a commercial property totaling $261,000, undeveloped lots totaling $289,000, two first mortgages on 1 to 4 family homes totaling $211,000 and three small personal property loans totaling $61,000.

The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

	At December 31,
	2006	2005	2004	2003	2002
	(Dollars in Thousands)
Total average loans outstanding	$317,980	$274,640	$256,406	$207,594	$193,157

Allowance balance (at beginning of period)	$3,424	$3,161	$2,693	$2,854	$2,149
Provisions for loan losses	725	540	905	540	1,054
Charge-offs:
Real Estate	—	7	—	—	—
Commercial	65	183	44	558	706
Consumer	134	168	465	255	312
Recoveries:
Real Estate	—	—	—	—	—
Commercial	38	43	37	42	659
Consumer	27	38	35	70	10
Allowance balance (at end of period)	$4,015	$3,424	$3,161	$2,693	$2,854

Allowance for loan losses as a percent of average loans outstanding at end of period	1.26%	1.25%	1.23%	1.16%	1.47%
Net loans charged off as a percent of average loans outstanding	0.04%	0.13%	0.17%	0.34%	0.18%
Ratio of allowance for loan losses to total loans delinquent 90 days or more at end of period	488%	7782%	371%	174%	1315%

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

	2006 Allocated Allowance	2006 Percentage of Loans in each Category to Total Loans	2005 Allocated Allowance	2005 Percentage of Loans in each Category to Total Loans	2004 Allocated Allowance	2004 Percentage of Loans in each Category to Total Loans	2003 Allocated Allowance	2003 Percentage of Loans in each Category to Total Loans	2002 Allocated Allowance	2002 Percentage of Loans in each Category to Total Loans
Balance at end of period applicable to:
Permanent residential mortgage	$98	2.44%	$112	3.28%	$108	3.42%	$95	3.53%	$48	1.68%
Construction, acquisition and development	1,309	32.60%	1,034	30.20%	998	31.57%	734	27.26%	922	32.31%
Commercial and commercial real estate	2,500	62.27%	2,157	62.99%	1,918	60.68%	1,679	62.34%	1,604	56.20%
Consumer and other	108	2.69%	121	3.53%	137	4.33%	185	6.87%	280	9.81%

Total	$4,015	100.00%	$3,424	100.00%	$3,161	100.00%	$2,693	100.00%	$2,854	100.00%

Real Estate Owned

Real estate acquired by the Bank as a result of foreclosure, judgment, or deed in lieu of foreclosure is classified as real estate owned until it is sold. When property is so acquired it is recorded at the lower of the cost or fair value, less estimated costs to sell. The Bank had real estate owned at December 31, 2006 of $2.7 million, all of which was commercial property. Of this, $2.0 million is secured by 22.5 acres located in south Fulton county Georgia. The remaining $700,000 is secured by 1.5 acres in Fayetteville Georgia, improved with a 5,000 square foot restaurant.

Investment Activities

The Bank invests in specified short-term securities, mortgage-backed securities, certain other investments and the common stock of the FHLB of Atlanta. The Bank’s mortgage-backed securities portfolio consists of participation certificates issued by the Federal National Mortgage Association (“FNMA”) and the Federal Home Loan Mortgage Corporations (“FHLMC”), secured by interests in pools of conventional mortgages originated by other financial institutions. Bank qualified municipal bonds are included in the Bank’s investment portfolio. The Bank’s equity investment in the FHLB of Atlanta is a requirement of membership and allows the Bank to borrow from the FHLB of Atlanta at favorable overnight and long-term rates. During the year ended December 31, 2006 the Company had no sales of investments. For the years ended December 31, 2005 and 2004, there were $2.4 million and $2.9 million, respectively, in sales of available for sale investment securities.

The following table sets forth certain information relating to the Company’s investment securities portfolio at the dates indicated. All of the Company’s securities are classified as available for sale.

	At December 31,
	2006		2005		2004
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:
U.S. Treasury and U.S. Government agency obligations	$36,563	$36,229	$36,977	$36,384	$29,478	$29,228
Municipal securities	4,039	4,173	4,783	4,945	4,089	4,352
Mortgage-backed securities	6,000	5,799	7,263	7,060	8,120	8,059

Total investment and mortgage-backed securities portfolio	$46,602	$46,201	$49,023	$48,389	$41,687	$41,639

Investment and Mortgage-backed Securities Portfolio Maturities. The following table sets forth certain information regarding the amortized cost, weighted average yields, and maturities of the Company’s investment and mortgage-backed securities portfolio at December 31, 2006. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	As of December 31, 2006
	One Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total
	Weighted Amortized Cost	Average Yield	Weighted Amortized Cost	Average Yield	Weighted Amortized Cost	Average Yield	Weighted Amortized Cost	Average Yield	Weighted Amortized Cost	Average Yield	Fair Value
	(Dollars in Thousands)
Securities available for sale:
U.S. Treasury and U. S. Government Agency obligations	$7,500	3.35%	$28,067	4.36%	$996	5.86%	—	—	$36,563	4.17%	$36,229
Mortgage-backed securities	263	3.61%	2,411	4.09%	—	—	$3,326	3.75%	6,000	3.86%	5,799
Municipal securities(1)	231	4.91%	2,562	4.65%	1,246	4.28%	—	—	4,039	4.55%	4,173

Total investment and mortgage-backed securities portfolio	$7,994		$33,040		$2,242		$3,326		$46,602		$46,201

(1)	The weighted average yield for municipal securities has not been computed on a tax equivalent basis.

Comparison of Operating Results for the Fiscal Years Ended December 31, 2006, December 31, 2005 and December 31, 2004

Net Earnings. The Company’s net earnings were $5.2 million in 2006, $3.3 million in 2005 and $2.7 million in 2004. This represents an increase of $1.9 million, or 59%, from 2005 to 2006 and an increase of $523,000, or 19%, from 2004 to 2005. The increase for 2006 was primarily due to the 26% increase in net interest income from 2005 to 2006 as discussed below, which was partially offset by an increase in other expenses of $817,000, or 7%, to $12.9 million in 2006 from $12.1 million in 2005. The increase for 2005 was primarily due to the $2.2 million, or 17% increase in net interest income from 2004 to 2005 as discussed below, which was partially offset by an increase in other expenses of $1.9 million or 18% in 2005 from $10.1 million in 2004. In 2006, the increase in net interest income is due primarily to the increase in loans outstanding. In 2005, the increase in net interest income was primarily due to the increasing rate environment which, when combined with the growth in loans had a positive effect on the Bank’s balance sheet which is asset sensitive. In September 2005, net earnings were affected by a one-time pre-tax charge that was taken to cover an impairment recognized in the Bank’s other real estate holdings. This amounted to an after tax income effect of $540,000.

Net Interest Income. Net interest income (before provision for loan losses) increased $3.9 million, or 26%, to $18.7 million in 2006 from $14.9 million in 2005. Net interest income in 2005 increased $2.1 million, or 17%, from $12.7 million in 2004. The increases were due to increases in interest income on loans and investment securities as the principal balances increased. Additionally, prime rate increased by 100 basis points during 2006 and 200 basis points in 2005. The Bank’s balance sheet is asset sensitive which means that the Bank’s assets will reprice more quickly than its deposits in the short term. Typically interest-bearing deposit accounts require longer adjustment periods when rate reductions are required. Changes in the federal funds interest rates which coincide with increases in the prime rate may take up to one year to be fully implemented throughout the Bank’s deposit and loan accounts. Additionally, the Bank increased transaction account balances by $13.7 million, or 8%, in 2006, compared to an increase of 23% in 2005. This has been and continues to be a strategy of the Bank. The slowing growth rate is attributed to the increase in overnight investment rates, which make it more attractive to depositors to invest idle funds.

Provision For Loan Losses. The Bank’s provision for loan losses increased to $725,000 in 2006 from $540,000 in 2005. The increased provision in 2006 was necessary to adequately allow for the continued growth in the loan portfolio. The provision for loan losses in 2005 decreased from $905,000 in 2004. The decreased provision was due to a decline in losses, a decrease in non-performing loans and a decrease in adversely classified assets. The balance of the Bank’s allowance for loan losses increased from $3.2 million at December 31, 2004, to $3.4 million at December 31, 2005, and to $4.0 million at December 31, 2006. The reserve as a percentage of total outstanding loans was 1.19% at December 31, 2006 and 1.21% at each of December 31, 2005 and December 31, 2004. The Bank periodically evaluates the adequacy of the allowance for loan losses based on a review of all significant loans, with particular emphasis on impaired, non-performing, past due and other loans that management believes require special attention. Management believes that the allowance for loan losses is adequate and will continue to monitor and adjust the allowance as necessary in future periods based on growth in the loan portfolio, loss experience, condition of borrowers, and continued monitoring of local economic conditions, as well as, any other external factors. As the size of the loan portfolio continues to grow it is expected that the provision for loan losses will increase in order to maintain the allowance for loan losses at an adequate level to absorb future losses.

Other Income. Other income increased by $187,000, or 7%, to $2.7 million in 2006 from $2.5 million in 2005. Other income in 2005 increased by $168,000, or 7%, from $2.4 million in 2004. In 2006, the increase in service charges on deposit accounts amounted to $228,000, which was a 19% increase from $1.2 million in 2005 to $1.4 million in 2006. Service charges in 2005 increased from $1.1 million in 2004. Miscellaneous other income increased in 2006 by $249,000, or 49%, due primarily to the increases in mortgage banking, and increased in 2005 by $127,000, or 33%, due primarily to the increases in mortgage banking fees and fees collected through our investment services. Our mortgage banking division earned commissions of $23,000 in

2004, $92,000 in 2005 and $201,000 in 2006, representing an increase of $109,000, or 118% from 2005 to 2006. These increases in other income were partially offset by the reduction in gains on sales of assets (loans, investment securities and premises and equipment) of $304,000, from a net of $546,000 in 2005 to a net of $242,000 in 2006. The reduction in gains on sales of assets from 2004 to 2005 was $41,000.

Other Expenses. Other expenses increased by $817,000, or 7%, from $12.1 million in 2005 to $12.9 million in 2006. Other expenses in 2005 increased 19% from $10.1 million in 2004. The Bank’s write down of the balance of a property held in other real estate accounts for $850,000 of the 2005 increase. Salaries and benefits increased by $753,000, or 11%, in 2006 and by $733,000, or 12% in 2005. Salary increases in 2006, which totaled $377,000, related primarily to regular annual salary increases. The salary increase of $250,000 in 2005 is related to the hiring of two new production officers and regular scheduled salary increases. Benefit costs increased by $277,000 in 2006 due to an increase of $184,000 in the incentive expense, an increase of $50,000 in premiums for group insurance and payroll tax increases of $34,000. Benefit costs increased by $450,000 in 2005 due primarily to an increase of $340,000 in the incentive expense. In 2005 premiums for group insurance increased by $30,000 and unemployment taxes increased by $65,000.

Occupancy expense was $1.8 million in 2004, $1.9 million in 2005 and $2.1 million in 2006. The 2006 increase of $170,000 is related to increased depreciation expense of $50,000, utility expense of $20,000, and general repairs and maintenance of $28,000. The 2005 increase is primarily due to the operating expenses associated with the opening of the Eagles Landing branch, which was open for the entire year in 2005 and only four months in 2004.

Included in other expenses for 2006 were employee related expenses including training, bank travel and miscellaneous employee related expense. These expenses increased $171,000 in 2006 from $182,000 in 2005 to $353,000. Employee related expenses increased $52,000 in 2005 from $130,000 in 2004. Sales training for retail employees accounted for most of the increase in 2005 and 2006. In 2006, marketing expenses increased by $71,000, or 21%, from $344,000 in 2005 to $415,000 in 2006. In 2005, marketing expenses increased by $122,000, or 55%, from $222,000 in 2004. These increases in marketing expenses were directed at increasing transaction accounts, a strategic objective for the Bank through advertising and other promotions directed at small business customers.

Income Tax Expense. Income tax expense as a percent of income before taxes was 33.7% in 2006, 31.7% in 2005 and 32.0% in 2004.

Liquidity. The Bank is required to maintain minimum levels of liquid assets as defined by the Georgia Department of Banking and Finance (the “DBF”) and the Federal Deposit Insurance Corporation (the “FDIC”) regulations. The Bank’s short-term liquidity was 13.51% at December 31, 2006 and 11.24% at December 31, 2005. The Bank continues to search for deposits and other means of meeting its loan demand. The Bank adjusts its liquidity level as appropriate to meet its asset/liability objectives. The primary sources of funds are deposits, including deposits gathered using the Internet (from institutional investors such as banks and credit unions), amortization and prepayments of loans and mortgage-backed securities, maturity of investments, and funds provided from operations. As an alternative to supplement liquidity needs, the Bank has the ability to borrow from the FHLB and other correspondent banks. These commitments totaled $53 million at December 31, 2006 and $48 million at December 31, 2005, with $10 million in outstanding balances. Scheduled loan amortization and maturing investment securities are a relatively predictable source of funds, however, deposit flow and loan prepayments are greatly influenced by, among other things, market interest rates, economic conditions, and competition. The Bank’s liquidity, represented by cash, cash equivalents, and securities available for sale, is a product of its operating, investing, and financing activities.

The following table details the Company’s contractual obligations as of December 31, 2006:

	Maturity by Years
	1 or less	1 to 3	3 to 5	Over 5	Total
	(Dollars in Thousands)
FHLB Advances, matures August 2007	$10,000	—	—	—	10,000
Junior Subordinated Debentures	—	—	—	8,765	8,765

Total contractual obligations	$10,000	—	—	8,765	18,765

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

Deposits. Customer deposits are attracted principally from within the Bank’s primary market area through the offering of a broad selection of deposit instruments including demand deposit accounts, checking accounts, savings, money market deposit, term certificate accounts, and individual retirement accounts (“IRAs”). In addition and to a much lesser extent, the Bank advertises rates on a national web site from which it receives direct certificate deposits from other financial institutions, including credit unions. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit and the interest rate. All deposit accounts are insured by the FDIC up to the maximum amount permitted by law.

The average balance of deposits and the average rates paid on such deposits are summarized for the periods indicated in the following table.

	December 31,
	2006		2005		2004
(Amounts are presented in thousands)	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest-bearing demand	$44,104	—	$38,595	—	$32,504	—
Interest-bearing demand	137,791	2.66%	120,467	1.80%	98,645	1.16%
Savings	5,300	0.75%	6,290	0.75%	7,833	0.75%
Time deposits	152,049	4.25%	140,452	3.18%	144,521	2.53%

Totals	$339,244		$305,804		$283,503

The following table indicates the amount of the Bank’s time deposits of $100,000 or more by time remaining until maturity at December 31, 2006.

Maturity	Amount
(Dollars in Thousands)
3 months or less	$11,819
3-6 months	14,233
6-12 months	25,627
Over 12 months	6,523

$58,202

Borrowings. Deposits are the primary source of funds for the Bank’s lending and investment activities and for its general business purposes. The Bank may obtain advances from the FHLB of Atlanta to supplement its supply of lendable funds. Advances from the FHLB of Atlanta may be secured by a pledge of the Bank’s stock in the FHLB of Atlanta and a portion of the Bank’s first mortgage loans and certain other assets. At December 31, 2006, the Bank had outstanding FHLB advances of $10.0 million. Total available lines of credit at December 31, 2006 were $52.4 million with $10.0 million drawn.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Stockholders of

CCF Holding Company

We have audited the consolidated balance sheets of CCF Holding Company and Subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of earnings, comprehensive income, changes in shareholder’s equity and cash flows for the two years ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of CCF Holding Company as of December 31, 2004, were audited by other auditors whose report dated March 11, 2005, expressed an unqualified opinion on those statements.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CCF Holding Company and Subsidiary as of December 31, 2006, and the results of its operations and its cash flows for the two years ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Dublin, Georgia

February 16, 2007

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

Atlanta, Georgia

March 11, 2005

Certified Public Accountants

Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • ww.pkm.com

CCF HOLDING COMPANY AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2006 and 2005

	2006	2005
Assets
Cash and due from banks, including reserve requirements of $765,000 and $298,000	$9,788,081	9,283,200
Interest-bearing demand deposits in other financial institutions	3,245,438	3,190,873
Federal funds sold	11,455,000	2,944,000

Cash and cash equivalents	24,488,519	15,418,073
Investment securities available-for-sale	46,201,334	48,389,272
Federal Home Loan Bank stock, at cost	1,177,500	1,129,100
Loans, net	333,384,715	279,968,109
Premises and equipment, net	7,395,392	7,776,954
Accrued interest receivable	2,671,000	1,877,111
Cash surrender value of life insurance	5,449,054	5,159,633
Other assets	5,118,768	4,484,685

Total Assets	$425,886,282	364,202,937

Liabilities and Shareholders’ Equity
Deposits:
Non-interest-bearing demand deposits	$44,540,700	43,228,076
Interest-bearing demand deposits	146,160,769	133,728,272
Savings accounts	4,634,791	5,964,140
Time deposits less than $100,000	112,489,226	91,749,597
Time deposits greater than $100,000	58,202,104	37,585,198

Total deposits	366,027,590	312,255,283
Securities sold under agreements to repurchase	8,309,406	3,949,539
Federal Home Loan Bank advances	10,000,000	10,000,000
Junior subordinated debentures	8,765,000	8,765,000
Other liabilities	3,738,281	5,014,760

Total liabilities	396,840,277	339,984,582

Commitments
Shareholders’ equity:
Preferred stock, no par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $.10 par value; 4,000,000 shares authorized; 3,633,096 issued and outstanding in 2006; 3,561,019 shares issued and outstanding in 2005	363,310	356,102
Additional paid-in capital	9,514,640	9,086,112
Retained earnings	19,428,996	15,187,843
Accumulated other comprehensive loss	(260,941)	(411,702)

Total shareholders’ equity	29,046,005	24,218,355

Total liabilities & shareholders’ equity	$425,886,282	364,202,937

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Earnings

For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Interest and dividend income:
Interest and fees on loans	$28,136,425	20,366,199	16,683,055
Interest-bearing deposits in other financial institutions and federal funds sold	475,075	390,197	140,752
Interest and dividends on taxable investment securities	1,754,414	1,431,368	1,254,988
Interest on nontaxable investment securities	203,101	205,351	179,201

Total interest and dividend income	30,569,015	22,393,115	18,257,996

Interest expense:
Deposit accounts	10,161,897	6,681,989	4,866,049
Other borrowings	1,685,102	858,685	668,667

Total interest expense	11,846,999	7,540,674	5,534,716

Net interest income	18,722,016	14,852,441	12,723,280
Provision for loan losses	725,000	540,000	905,000

Net interest income after provision for loan losses	17,997,016	14,312,441	11,818,280

Other operating income:
Service charges on deposit accounts	1,425,823	1,198,255	1,126,844
Gain (loss) on sale of investment securities	5,339	(23,090)	645
Gain on sale of loans	130,868	566,712	573,168
Gain on sale of premises and equipment	106,020	2,355	13,291
Increase in value of life insurance asset	289,422	275,113	264,082
Other	756,382	507,036	379,874

Total other operating income	2,713,854	2,526,381	2,357,904

Other operating expenses:
Salaries and employee benefits	7,605,898	6,853,255	6,119,889
Occupancy	2,063,007	1,930,767	1,807,719
Write-down of other real estate	200,000	834,487	—
Other	3,002,142	2,434,976	2,206,908

Total other operating expenses	12,871,047	12,053,485	10,134,516

Earnings before income taxes	7,839,823	4,785,337	4,041,668
Income tax expense	2,648,370	1,515,733	1,295,010

Net earnings	$5,191,453	3,269,604	2,746,658

Basic earnings per share	$1.43	0.94	0.83

Diluted earnings per share	$1.38	0.91	0.75

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Net earnings	$5,191,453	3,269,604	2,746,658

Other comprehensive income (loss):
Unrealized holding gains (losses) on investment securities available-for-sale	237,278	(608,198)	(358,554)
Associated income tax effect	(83,047)	212,869	125,494
Reclassification adjustment for (gains) losses on sales of investment securities available-for-sale	(5,339)	23,090	(645)
Associated income tax effect	1,869	(8,081)	226

Total other comprehensive income (loss), net of tax	150,761	(380,320)	(233,479)

Total comprehensive income	$5,342,214	2,889,284	2,513,179

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2006, 2005 and 2004

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount
Balance, December 31, 2003	3,304,410	$330,441	8,847,353	10,286,108	202,097	19,665,999
Net earnings	—	—	—	2,746,658	—	2,746,658
Retirement of common stock	(1,638)	(164)	(16,694)	—	—	(16,858)
Exercise of stock options	55,756	5,576	216,641	—	—	222,217
Cash paid in lieu of fractional shares	—	—	(1,069)	—	—	(1,069)
Cash dividends declared ($.22 per share)	—	—	—	(445,636)	—	(445,636)
Net change in unrealized gains (losses) on securities available-for-sale, net of tax	—	—	—	—	(233,479)	(233,479)

Balance, December 31, 2004	3,358,528	$335,853	9,046,231	12,587,130	(31,382)	21,937,832
Net earnings				3,269,604	—	3,269,604
Retirement of common stock	(64,600)	(6,460)	(844,887)	—	—	(851,347)
Exercise of stock options	267,091	26,709	884,768	—	—	911,477
Cash dividends declared	—	—	—	(668,891)	—	(668,891)
Net change in unrealized gains (losses) on securities available-for-sale, net of tax	—	—	—	—	(380,320)	(380,320)

Balance, December 31, 2005	3,561,019	$356,102	9,086,112	15,187,843	(411,702)	24,218,355
Net earnings				5,191,453		5,191,453
Retirement of common stock	(10,566)	(1,057)	(126,651)	—	—	(127,708)
Exercise of stock options	82,688	8,269	308,181	—	—	316,450
Cash in lieu of fractional shares	(45)	(4)	(921)	—	—	(925)
Cash dividends declared	—	—	—	(950,300)	—	(950,300)
Stock option compensation expense	—	—	26,350	—	—	26,350
Short Swing profit rule	—	—	905	—	—	905
Net change in unrealized gains (losses) on securities available-for-sale, net of tax	—	—	—	—	150,761	150,761
Stock Option Tax Benefit	—	—	220,664	—	—	220,664

Balance, December 31, 2006	3,633,096	$363,310	9,514,640	19,428,996	(260,941)	29,046,005

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities:
Net earnings	$5,191,453	3,269,604	2,746,658
Adjustments to reconcile net earnings to net cash provided by operating activities:
Provision for loan losses	725,000	540,000	905,000
Depreciation, amortization and accretion	743,639	736,704	718,576
Stock option compensation expense	26,350	—	—
Deferred income tax benefit	(714,362)	(486,172)	2,103
Gain(loss) on sale of investment securities available-for-sale	(5,339)	23,090	(645)
Net gain on sale of loans	(130,868)	(566,712)	(573,168)
Net write down on real estate owned	200,000	837,486	81,968
Net gain on sale of premises and equipment	(106,020)	(2,355)	(13,291)
Increase in cash surrender value of life insurance	(289,421)	(275,113)	(264,082)
Change in:
Accrued interest receivable and other assets	(263,617)	(523,939)	(67,905)
Accrued interest payable and other liabilities	(1,237,721)	2,982,972	(1,721,993)

Net cash provided by operating activities	4,139,094	6,535,565	1,813,221

Cash flows from investing activities:
Net change in interest-bearing deposits in other financial institutions	—	99,000	1,287,075
Proceeds from maturities and calls of investment securities available-for-sale	12,412,044	4,321,610	16,873,239
Proceeds from sales of investment securities available-for-sale	—	2,476,910	2,905,520
Purchases of investment securities available-for-sale	(9,995,000)	(14,182,239)	(25,299,582)
Proceeds from redemption of Federal Home Loan Bank stock	1,575,000	675,000	750,000
Purchases of Federal Home Loan Bank stock	(1,623,400)	(539,100)	(1,265,000)
Net increase in loans	(76,663,527)	(39,678,508)	(54,711,212)
Purchase of other real estate	—	(303,987)	—
Proceeds from sale of foreclosed property	52,000	1,572,008	252,400
Proceeds from sale of loans	21,950,797	15,507,195	22,042,440
Purchases of premises and equipment	(777,657)	(207,450)	(2,326,034)
Proceeds from sale of premises and equipment	529,772	—	575,376

Net cash used in investing activities	(52,539,971)	(30,259,561)	(38,915,778)

Cash flows from financing activities:
Net increase in deposits	53,772,307	22,977,389	39,641,072
Change in securities sold under agreements to repurchase	4,359,867	1,245,932	(517,191)
Repayments of Federal Home Loan Bank advances	—	(5,000,000)	(5,000,000)
Proceeds from Federal Home Loan Bank advances	—	—	5,000,000
Dividends paid	(849,573)	(613,312)	(399,412)
Proceeds from issuance of junior subordinated debentures	—	—	4,640,000
Proceeds from exercise of stock options	316,450	911,477	222,217
Retirement of common stock	(127,728)	(851,347)	(17,927)

Net cash provided by financing activities	57,471,323	18,670,139	43,568,759

Change in cash and cash equivalents	9,070,446	(5,053,857)	6,466,202
Cash and cash equivalents at beginning of period	15,418,073	20,471,930	14,005,728

Cash and cash equivalents at end of period	$24,488,519	15,418,073	20,471,930

Supplemental disclosures for cash flow information and Noncash, investing and financing activities:
Interest paid	$11,571,593	7,462,333	5,449,122

Income taxes paid	$3,776,500	1,320,000	1,490,000

Transfer of loans to other real estate owned	$702,992	1,000,500	3,900,725

Change in dividends payable	$100,431	58,776	46,224

Unrealized gains (losses) on investment securities available for sale, net of tax	$150,761	(380,320)	(233,479)

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

Organization

CCF Holding Company is incorporated in the State of Georgia as a state chartered bank holding company whose business is conducted by its wholly owned bank subsidiary, Heritage Bank. The Bank converted its charter effective September 1, 1998 from a federally chartered stock savings and loan association to a state chartered commercial bank. The Company and the Bank are primarily regulated by the DBF and the FDIC and are subject to periodic examinations by these regulatory authorities.

The Bank provides a full range of banking services to individual and corporate customers through its main office in Jonesboro, Georgia and six other branch offices in Georgia, located in Clayton, Fayette and Henry Counties. The Bank primarily competes with other financial institutions in its market area, which it considers to be south metropolitan Atlanta.

Basis of Presentation

The consolidated financial statements include the accounts of CCF Holding Company and its wholly owned subsidiary, the Bank. All inter-company accounts and transactions have been eliminated in consolidation. Certain 2005 amounts have been reclassified to conform to the 2006 presentation.

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

Investment Securities

The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for sale in the near term. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. The Company’s current investment policy prohibits trading activity. At December 31, 2006, and December 31, 2005, the Company classified all of its investment securities as available-for-sale.

Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains or losses associated with transfers of securities from held-to-maturity to available-for-sale are recorded as a separate component of shareholders’ equity.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

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

Federal Home Loan Bank Stock

Investment in FHLB stock is required of federally insured financial institutions that utilize its services. No ready market exists for the stock and it has no quoted market value.

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

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collection of principal is unlikely. The Bank has established a loan grading system whose classifications are consistent with those used by the Bank’s regulators. Management utilizes this system to evaluate the adequacy of its allowance for loan losses. Allocations of loss are calculated based on expected loss ratios for each loan classification. These ratios have been determined considering the Bank’s historical loss rates and historical losses experienced within the industry. For individually significant loans deemed to be impaired, a specific allowance is established based on the expected collectibility considering the borrower’s cash flow and the adequacy of the collateral coverage. The results of the Bank’s evaluation are compared to the recorded allowance for loan losses and significant deviations are adjusted by increasing or decreasing the provision for loan losses.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

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

Building and improvements	5–40 years
Furniture and equipment	2–20 years
Leasehold improvements	7–25 years

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

Derivative Instruments and Hedging Activities

The Company recognizes the fair value of derivatives as assets or liabilities in the financial statements. Accounting for the changes in the fair value of a derivative depends on the intended use of the derivative instrument at inception. The change in fair value of instruments used as fair value hedges is accounted for in the earnings of the period simultaneous with accounting for the fair value of the item being hedged. The change in fair value of the effective portion of cash flow hedges is accounted for in comprehensive income rather than earnings. The change in fair value of derivative instruments that are not intended as a hedge is amortized into income over the original hedge period. If the underlying hedged instrument is sold or settled, the Company immediately recognized the cumulative change in the derivative’s value in the component of earnings.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

Stock Compensation Plans

SFAS No. 123 (revised 2004) (SFAS No. 123(R)) “Share-Based Payment” was adopted by the Company on the required effective date, January 1, 2006, using the modified prospective transition method provided for under the standard SFAS No. 123(R) addresses the accounting for share-based payment transactions in which the Company receives employee services in exchange for equity instruments of the Company. SFAS No. 123(R) requires the Company to recognize as compensation expense the “grant date fair value” of stock options granted to employees in the statement of earnings using the fair-value-based method. Prior to the adoption of SFAS 123(R), the Company utilized the recognition and measurement principles that were previously permissible under Accounting Principles Board Opinion No. 25 (APB 25) “Accounting for Stock Issued to Employees” and related interpretations. Under APB 25, no compensation expense was recognized in the statement of earnings, since the exercise price on the grant date was equal to the market value of the underlying stock.

The following table presents the effect on net earnings and earnings per common share for the years ended December 31, 2005 and 2004, had the fair-value-based method as required under SFAS 123(R) been applied for that period:

		2005	2004
Net earnings	As reported	$3,269,604	$2,746,658

	Proforma	$2,930,638	$2,560,952

Basic earnings per share	As reported	$0.94	$0.83

	Proforma	$0.85	$0.77

Diluted earnings per share	As reported	$0.91	$0.75

	Proforma	$0.82	$0.70

The Company recognized $26,350 of stock based compensation expense during the year ended December 31, 2006, associated with stock option grants of 7,500 shares, made on January 18, 2006. The Company is recognizing the compensation expense for stock option grants with graded vesting schedules on a straight-line basis over the requisite service period of the award as required by SFAS No. 123(R). On December 31, 2006, 10,000 options, with a six-month holding period, were granted under the 2000 Stock Option Plan. It is anticipated that during the twelve-month period ending December 31, 2007, $76,680 in compensation expense will be recorded related to this grant.

The weighted average grant-date fair value of each option granted during 2006, 2005 and 2004 was $6.65, $4.43, and $4.47, respectively. The fair value of each option is estimated on the date of grant using the Black-Scholes Model. The following weighted average assumptions were used for grants in 2006, 2005 and 2004:

	2006	2005	2004
Dividend yield	1.53%	1.44%	1.27%
Expected volatility	24%	18%	21%
Risk-free interest rate	4.50%	4.33%	4.30%
Expected term	7 years	7 years	7 years

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

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

Net Earnings Per Share

During 2006, the Company announced a three-for-two stock split in the form of a stock dividend for shareholders of record on September 20, 2006. All financial statements and per share amounts included in the financial statements and accompanying notes have been restated to reflect the change in the number of shares outstanding as of the beginning of the earliest period presented.

Basic earnings per share are based on the weighted average number of common shares outstanding during the period while the effects of potential shares outstanding during the period are included in diluted earnings per share. At December 31, 2006 and 2005, options on 10,000 and 75,300 shares, respectively, were not included in the diluted earnings per share calculation as they were anti-dilutive. The reconciliation of the amounts used in the computation of both “basic earnings per share” and “diluted earnings per share” for each period is presented as follows:

For the year ended December 31, 2006	Net Earnings	Common Shares	Per Share Amount
Basic earnings per share	$5,191,453	3,625,509	$1.43
Effect of stock options	—	147,180	(0.05)

Diluted earnings per share	$5,191,453	3,772,689	$1.38

For the year ended December 31, 2005
Basic earnings per share	$3,269,604	3,471,402	$0.94
Effect of stock options	—	107,061	(0.03)

Diluted earnings per share	$3,269,604	3,578,463	$0.91

For the year ended December 31, 2004
Basic earnings per share	$2,746,658	3,334,786	$0.83
Effect of stock options	—	333,621	(0.08)

Diluted earnings per share	$2,746,658	3,668,407	$0.75

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretations No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, (FIN 48) which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not expect the Interpretation will have a material impact on its results from operations or financial position.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

In September 2006, the FASB Issued Statement No. 157, Fair Value Measurements, SFAS 157 defines fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier application encouraged. Any amounts recognized upon adoption as a cumulative effect adjustment will be recorded to the opening balance of retained earnings in the year of adoption. The Company has not yet determined the impact of this Statement on its financial position or results from operations.

In September 2006, the Emerging Issues Task Force (EITF) issued EITF Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements, (EITF 06-4). EITF 06-4 requires the accrual of the post-retirement benefit over the service period. EITF 06-4 is effective for fiscal years beginning after December 31, 2007. The Company does not expect the Issue will have a material impact on its results from operations or financial position.

(2)	Investment Securities Available-for-Sale

At December 31, 2006 and 2005, investment securities available-for-sale consisted of the following:

	December 31, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and U.S. Government agency obligations	$36,563,268	6,312	341,027	36,228,553
Municipal securities	4,039,327	142,270	8,173	4,173,424
Mortgage-backed securities	6,000,187	303	201,133	5,799,357

	$46,602,782	148,885	550,333	46,201,334

	December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and U.S. Government agency obligations	$36,976,839	3,012	594,969	36,384,882
Municipal securities	4,783,115	172,130	10,653	4,944,592
Mortgage-backed securities	7,262,705	573	203,480	7,059,798

	$49,022,659	175,715	809,102	48,389,272

	December 31, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and U.S. Government agency obligations	$29,478,196	24,635	275,089	29,227,742
Municipal securities	4,088,522	263,553	277	4,351,798
Mortgage-backed securities	8,120,120	1,618	62,720	8,059,018

	$41,686,838	289,806	338,086	41,638,558

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2006 are summarized as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasuries and U.S. Government agency obligations	$7,978,933	17,561	23,280,534	323,466	31,259,467	341,027
Municipal securities	—	—	529,899	8,173	529,899	8,173
Mortgage-backed securities	—	—	6,750,941	201,133	6,750,941	201,133

	$7,978,933	17,561	30,561,374	532,772	38,540,307	550,333

At December 31, 2006, the unrealized losses on the debt securities arose due to changing interest rates and market conditions and are considered to be temporary because of acceptable investment grades where the repayment sources of principal and interest are largely backed by the U.S. Government. At December 31, 2006, there were 5 out of 28 securities issued by state and political subdivisions containing unrealized losses, while 46 out of 51 securities issued by U.S. Government agencies and U. S. Government sponsored corporations, including mortgage-backed securities, contained unrealized losses.

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2005, are summarized as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasuries and U.S. Government agency obligations	$11,858,660	123,664	21,523,210	471,305	33,381,870	594,969
Municipal securities	991,367	10,453	100,114	200	1,091,481	10,653
Mortgage-backed securities	1,064,342	30,021	5,968,375	173,459	7,032,717	203,480

	$13,914,369	164,138	27,591,699	644,964	41,506,068	809,102

For the year ended December 31, 2006 the Company sold no investment securities. There were calls and maturities of $12,412,044. For the year ended December 31, 2005, the Company sold investment securities available-for-sale for $2,476,910. The following gross gains and losses were recognized:

	2006	2005	2004
Gross gains	$5,339	—	645
Gross losses	—	(23,090)	—

Net gain (loss)	$5,339	(23,090)	645

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

The amortized cost and fair values of securities available-for-sale at December 31, 2006, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due within one year	$7,731,176	7,681,486
Due after one year through five years	30,629,206	30,460,990
Due after five years	2,242,213	2,259,501
Mortgage-backed securities	6,000,187	5,799,357

	$46,602,782	46,201,334

Investment securities with approximate aggregate carrying amounts of $37,922,000 and $35,715,000 at December 31, 2006 and December 31, 2005, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase.

(3)	Loans

Major classifications of loans at December 31, 2006 and 2005 are presented below:

	2006	2005
Commercial—real estate secured	$185,842,562	162,624,739
Commercial	24,581,261	16,155,318
Real estate—mortgage	8,301,657	9,302,460
Real estate—construction, acquisition and development	110,121,781	85,733,969
Installment and other consumer	9,090,080	10,044,174

Total loans	337,937,341	283,860,660
Less: Unearned fees	537,409	468,852
Allowance for loan losses	4,015,217	3,423,699

Total loans, net	$333,384,715	279,968,109

The Company extends credit to customers throughout its market area, which includes the Georgia counties of Clayton, Fayette and Henry. Most of the Company’s loans are collateralized by real estate in these Georgia counties and a substantial portion of its borrowers’ ability to repay such loans is dependent upon the economy in the Company’s market area. As of December 31, 2006 and 2005, loans outstanding totaling approximately $33,100,000 and $49,659,000, respectively, were pledged to the FHLB as collateral for outstanding borrowings.

An analysis of the activity in the allowance for loan losses is presented below:

	2006	2005	2004
Balance at beginning of period	$3,423,699	3,160,515	2,692,913
Provision for losses on loans	725,000	540,000	905,000
Loan charge-offs	(199,333)	(358,069)	(508,992)
Loan recoveries	65,851	81,253	71,594

Balance at end of period	$4,015,217	3,423,699	3,160,515

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(4)	Premises and Equipment

A summary of premises and equipment at December 31, 2006 and 2005, is as follows:

	2006	2005
Land	$1,207,042	1,607,882
Buildings and improvements	5,379,449	5,374,820
Furniture and equipment	5,028,324	4,481,422
Construction in progress	54,314	29,539
Leasehold improvements	616,727	484,277

	12,285,856	11,977,940
Less: Accumulated depreciation	4,890,464	4,200,986

	$7,395,392	7,776,954

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was approximately $735,000, $712,000, and $671,000, respectively.

(5)	Deposits

At December 31, 2006, the scheduled maturities of time deposits are as follows:

2007	$148,677,051
2008	13,827,883
2009	3,779,704
2010	2,917,829
2011 and thereafter	1,488,863

$170,691,330

(6)	Income Taxes

The components of income tax expense are as follows:

	2006	2005	2004
Current expense	$3,362,732	2,001,905	1,292,908
Deferred (benefit) expense	(714,362)	(486,172)	2,102

	$2,648,370	1,515,733	1,295,010

The differences between income tax expense and the amount computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 2006, 2005 and 2004, are as follows:

	2006	2005	2004
Pretax income at statutory rate	$2,665,540	1,627,015	1,374,185
Add (deduct):
State income taxes, net of federal effect	214,471	94,218	61,479
Tax exempt interest	(69,054)	(69,819)	(60,929)
Increase in cash surrender value of life insurance	(98,403)	(93,538)	(89,788)
Other	(64,184)	(42,143)	10,063

	$2,648,370	1,515,733	1,295,010

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005 are presented below:

	2006	2005
Deferred tax assets:
Allowance for loan losses	$1,524,176	1,299,636
Deferred compensation	538,788	399,276
Other Real Estate	397,629	319,430
Net unrealized losses on investment securities available-for-sale	140,506	220,252
Other	47,614	9,625

Total gross deferred tax assets	2,648,713	2,248,219

Deferred tax liabilities:
Deferred loan fees	350,815	403,231
Premises and equipment	359,108	455,023
FHLB stock dividends	50,237	131,293
Other	32,516	37,250

Total gross deferred tax liabilities	792,676	1,026,797

Net deferred tax assets	$1,856,037	1,221,422

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

(7)	Federal Home Loan Bank Advances and Lines of Credit

At December 31, 2006, the Bank has $23 million available under a $33 million secured line of credit with the FHLB of Atlanta. Under the terms of the loan agreement, the FHLB will extend funding to the Bank up to 10% of the Bank’s assets based on the total assets reported for the most recent quarter. The available amount is also subject to the availability of qualifying collateral. The total available line noted was based on the Bank’s total assets as of December 31, 2006. At December 31, 2005, the Bank had $26 million available under a $36 million secured line of credit with the FHLB.

The following advance was outstanding at December 31, 2006, and requires quarterly interest payments:

Advance	Interest Basis	Current Rate	Maturity
December 31, 2006
$10,000,000	Fixed	5.34%	Matures August 2007

The Bank also had unused lines of credit for overnight borrowing of $19.4 million at each year end, December 31, 2006 and 2005.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(8)	Junior subordinated debentures

On March 30, 2004, the Company issued through a Delaware statutory trust subsidiary, CCF Capital Trust II, (“Trust II”), $4,500,000 of trust preferred securities that qualify as Tier I capital under Federal Reserve Board guidelines within certain limitations. The Company owns all of the common securities of Trust II. The proceeds from the issuance of the common securities and the trust preferred securities were used by Trust II to purchase $4,640,000 of junior subordinated debentures of the Company, which carry a floating rate of interest adjusted every three months to the Wall Street Journal prime plus 12.5 basis points. At December 31, 2006, the Wall Street Journal prime rate was 8.25%. Of the proceeds received by the Company from the proceeds of the sale of the junior subordinated debentures to Trust II, $140,000 was used for the common securities of Trust II and $4,500,000 was used to strengthen the capital position of the Bank to accommodate current and future growth. The debentures and related accrued interest represent the sole assets of Trust II.

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

On January 29, 2002, the Company issued through a Delaware statutory trust subsidiary, CCF Capital Trust I, (the “Trust”), $4,000,000 of trust preferred securities that qualify as Tier I capital under Federal Reserve Board guidelines within certain limitations. The Company owns all of the common securities of the Trust. The proceeds from the issuance of the common securities and the trust preferred securities were used by the Trust to purchase $4,125,000 of junior subordinated debentures of the Company, which carry a floating rate of interest adjusted every three months to the Wall Street Journal prime plus 75 basis points. At December 31, 2006, the Wall Street Journal prime rate was 8.25%. Of the proceeds received by the Company from the proceeds from the sale of the junior subordinated debentures to the Trust, $125,000 was used for the common securities of the Trust and $4,000,000 was used to strengthen the capital position of the Bank to accommodate current and future growth. The debentures and related accrued interest represent the sole assets of the Trust.

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

401(k) Profit Sharing Plan

The Company has a tax-qualified defined contribution profit sharing plan (the “Plan”) for the benefit of its employees. All full-time employees and part-time employees who work 1,000 hours or more become eligible to participate under the Plan after completing one year of service. Under the Plan, employees may voluntarily elect to defer up to 15% of their compensation, not to exceed applicable limits. Company contributions in 2006, 2005 and 2004 were $1.00 for each $1.00 of employee contribution up to 5% of the employee’s compensation. Such matching contributions begin to vest after the first year at a rate of 20% per year with full vesting after five years. Additionally, the Company may contribute an annual discretionary contribution to the Plan based upon a number of factors, such as the Company’s retained earnings, profits, regulatory capital, and employee performance. Contributions by the Company to the Plan during the years ended December 31, 2006, 2005 and 2004 totaled approximately $142,000, $132,000 and $132,000, respectively.

Stock Option Plan

The Company sponsors a stock option plan (the “1995 Option Plan”) whereby 486,067 authorized shares of common stock were reserved for issuance by the Company upon exercise of stock options granted to officers, directors and employees of the Company from time to time. Options constitute both incentive stock options and non-qualified stock options. Options awarded to officers and directors are exercisable at a rate of 20% annually with the first 20% exercisable on the one-year anniversary of the date of grant. Any shares subject to an award, which expire or is terminated unexercised will again be available for issuance. The 1995 Option Plan has a term of ten years, unless terminated earlier. The exercise price per share for non-qualified and incentive stock options shall be the price as determined by an option committee, but not less than the fair market value of the common stock on the date of grant.

In 2000, the Company approved a second stock option plan (the “2000 Option Plan”) whereby 270,000 shares of common stock (either authorized shares or shares purchased in the market) were available to be granted to officers, directors, and employees of the Company from time to time. Options constitute both incentive stock options and non-qualified stock options. Terms of the 2000 Option Plan are similar to that of the 1995 Option Plan with the exception that all options granted under this plan vest immediately following the date of the grant, but require a six month holding period. At December 31, 2006, there were no shares of common stock available for grant under the 2000 Option Plan and no shares were available for grant under the 1995 Option Plan.

Stock option activity is as follows:

	2006	2005
Options outstanding at beginning of period	383,747	577,394
Options granted	17,500	77,495
Options exercised	(82,687)	(267,092)
Options forfeited	(4,495)	(4,050)

Options outstanding at end of period	314,065	383,747

Options exercisable at end of period	309,565	376,972

Weighted-average option prices per share:
Options granted during the period	$17.37	18.40

Options exercised during the period	$3.83	5.14

Options forfeited during the period	$11.59	19.85

Options outstanding at end of period	$9.10	11.34

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

A summary of options and warrants outstanding as of December 31, 2006 is presented below:

Options Outstanding	Range of Exercise Price per Share	Weighted Average Exercise Price Per Share	Years Remaining	Options Currently Exercisable	Weighted Average Exercise Price Per Share
60,850	$ 2.97 – 4.22	$ 3.78	3.6	60,850	$ 3.78
61,114	4.59 – 6.44	5.87	3.0	61,114	5.87
59,738	7.60 – 10.13	8.85	6.5	59,738	8.85
122,363	11.35 – 13.33	12.56	8.8	117,863	12.61
10,000	20.40	20.40	10.0	10,000	20.40

314,065	$ 2.97 – 20.40	$ 9.10	6.2	309,565	$ 9.07

The total intrinsic value of options exercised in 2006, 2005 and 2004 was $782,210, $2,530,634 and $412,829, respectively. The intrinsic value of options outstanding and exercisable at December 31, 2006 was $3,742,824 and $3,715,664, respectively, based on the year-end quoted market price of $20.40. The aggregate grant date fair value of options that vested during 2006, 2005 and 2004 was $109,045, $349,134 and $217,835, respectively.

Life Insurance Policies

The Company adopted a defined contribution post retirement benefit plan to provide retirement benefits to certain of the Company’s executive officers and to provide death benefits for the designated beneficiaries. Under this plan, single-premium, split-dollar, whole-life insurance contracts were purchased on certain executive officers. For the years ended December 31, 2006, 2005 and 2004, the Company incurred expenses of $368,000, $366,000 and $349,000, respectively, in connection with this plan.

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

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

The following summarizes commitments as of December 31, 2006 and 2005:

	Approximate Contract Amount
	2006	2005
	(in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$61,503	72,861
Standby letters of credit	$3,779	3,797

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

The Company maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain assets and liabilities so that the net interest margin is not, on a material basis, adversely affected by certain movements in interest rates. The Company views this strategy as a prudent management of interest rate sensitivity, such that earnings are not exposed to undue risk presented by changes in interest rates.

Derivative instruments are used as part of the Company’s interest rate risk-management strategy. By using derivative instruments, the Company is exposed to credit and market risk. If the counterparty fails to perform, credit risk is equal to the extent of the fair-value gain in a derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes the Company, and therefore, creates a repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and therefore, it has no repayment risk. The Company minimizes the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed periodically.

The Company’s derivative activities are monitored by its asset-liability management committee as part of that committee’s oversight of the Company’s asset-liability and treasury functions. The Company’s asset-liability committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into the overall interest rate risk management.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

The Company’s objective in using derivatives is to add stability to net interest income and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective the Company uses an interest rate floor as part of its cash flow hedging strategy. The interest rate floor designated as cash flow hedge involves the receipt of variable rate amounts over the life of the agreement if the Prime interest rate decreases below 7.00 percent.

At December 31, 2006, the Company had an interest rate floor designated as a cash flow hedge. No fair value hedges were outstanding. The following table summarizes the outstanding derivative instrument at December 31, 2006 (dollars in thousands):

2006 Interest Rate Floor

Type	Transaction Date	Term Date	Notional	Strike Rate	Current Rate	Fair Value
Prime fixed floor	September 2006	September 2009	$50,000	7.00%	8.25%	$6

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

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

The estimated fair value of the Company’s financial instruments as of December 31, 2006 and 2005 are as follows:

	2006		2005
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in thousands)
Assets:
Cash and cash equivalents	$24,489	24,489	15,418	15,418
Investment securities available-for-sale	46,201	46,201	48,389	48,389
FHLB stock	1,178	1,178	1,129	1,129
Loans, net	333,385	336,903	279,968	280,809
Cash surrender value of life insurance	5,449	5,449	5,160	5,160

Liabilities:
Deposits	366,028	368,382	312,255	313,047
Securities sold under agreements to repurchase	8,309	8,309	3,950	3,950
FHLB advances	10,000	10,003	10,000	9,892
Junior subordinated debentures	8,765	8,765	8,765	8,765

(13)	Related Party Transactions

It is the Bank’s policy to make loans to officers, directors, and their associates in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons. The following is a summary of activity during the year ended December 31, 2006 with respect to such aggregate loans to these individuals and their associates:

Related party loan balances at beginning of year	$3,418,593
New loans	3,932,933
Principal repayments	(2,217,678)

Related party loan balances at end of year	$5,133,848

Deposits from related parties totaled approximately $1,298,340 and $1,195,000 at December 31, 2006 and 2005, respectively.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(14)	Parent Company Financial Information

The following represents condensed financial information of the holding company:

Condensed Balance Sheets

December 31, 2006 and 2005

	2006	2005
Assets
Cash	$814,166	1,576,416
Investment in subsidiary	35,911,786	31,247,900
Other assets	1,375,700	387,541

	$38,101,652	33,211,857

Liabilities and Shareholders’ Equity
Junior subordinated debentures	$8,765,000	8,765,000
Dividends payable	290,647	189,921
Other liabilities	—	38,581

Total liabilities	9,055,647	8,993,502
Total shareholders’ equity	29,046,005	24,218,355

	$38,101,652	33,211,857

Condensed Statements of Earnings

For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Interest on Deposit	$19,155	23,529	—
Dividends from subsidiary	1,100,000	—	125,000
Interest expense	(705,000)	(545,625)	(345,672)
Other operating expenses	(246,083)	(186,049)	(185,576)
Income tax benefit	245,255	231,267	175,375

Earnings before equity in undistributed earnings of subsidiary	413,327	(476,878)	(230,873)
Equity in undistributed earnings of subsidiary	4,778,126	3,746,482	2,977,531

Net earnings	$5,191,453	3,269,604	2,746,658

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

Condensed Statements of Cash Flows

For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities:
Net earnings	$5,191,453	3,269,604	2,746,658
Adjustment to reconcile net earnings to net cash used by operating activities:
Dividends from subsidiary	(1,100,000)	—	(125,000)
Equity in undistributed earnings of subsidiary	(4,778,126)	(3,746,482)	(2,852,531)
Change in other assets / other liabilities	585,274	342,825	(240,665)

Net cash used by operating activities	(101,399)	(134,053)	(471,538)

Cash flows used by investing activities consisting of capital infusion in subsidiary	—	—	(2,000,000)

Cash flows from financing activities:
Dividends paid	(849,573)	(613,312)	(399,412)
Proceeds from exercise of stock options	316,450	911,477	222,217
Retirement of common stock	(127,728)	(851,346)	(16,858)
Proceeds from issuance of junior subordinated debentures	—	—	4,640,000

Net cash used by financing activities	(660,851)	(553,181)	4,455,947

Change in cash and cash equivalents	(762,250)	(687,234)	1,974,409
Cash and cash equivalents at beginning of period	1,576,416	2,263,650	289,241

Cash and cash equivalents at end of period	$814,166	1,576,416	2,263,650

(15)	Regulatory Matters

Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years’ net earnings, and the ratio of equity capital to total assets. At December 31, 2006, the Bank could pay approximately $2,939,000 in dividends without obtaining prior regulatory approval.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2006, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

As of December 31, 2006, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s capital category.

The actual capital amounts and ratios at December 31, 2006 and 2005, are presented in the table below (in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:
Total capital—risk-based (to risk-weighted assets)
Bank	$40,188	10.8%	29,870	8%	37,338	10%
Consolidated	$42,087	11.2%	30,094	8%	37,619	10%
Tier I capital—risk-based (to risk-weighted assets)
Bank	$36,173	9.7%	14,935	4%	22,402	6%
Consolidated	$36,634	9.7%	17,912	4%	N/A	N/A
Tier I capital—leverage (to average assets)
Bank	$36,173	8.6%	16,922	4%	25,383	6%
Consolidated	$36,634	9.2%	17,912	4%	N/A	N/A
As of December 31, 2005:
Total capital—risk-based (to risk-weighted assets)
Bank	$34,817	11.1%	25,070	8%	31,338	10%
Consolidated	$36,817	11.7%	25,131	8%	N/A	N/A
Tier I capital—risk-based (to risk-weighted assets)
Bank	$31,393	10.0%	12,535	4%	18,803	6%
Consolidated	$30,785	9.8%	12,565	4%	N/A	N/A
Tier I capital—leverage (to average assets)
Bank	$31,393	8.5%	14,691	4%	18,364	5%
Consolidated	$30,785	8.5%	14,691	4%	N/A	N/A

Directors and Officers

CCF Holding Company and Heritage Bank Board of Directors

John B. Lee, Jr. Chairman	Roy V. Hall	Edwin S. Kemp, Jr., Secretary	John T. Mitchell
Leonard A. Moreland	Charles S. Tucker	David B. Turner, Vice Chairman	Stephen E. Boswell

Heritage Bank Officers

David B. Turner*	Chairman of the Board
Leonard A. Moreland*	Chief Executive Officer/President

Jack Bowdoin*	Executive Vice President	Barbara Stevens	Assistant Vice President
John Westervelt*	Executive Vice President	Cathy McDaniel	Assistant Vice President
Tommy Segers *	Executive Vice President	Dee Dee Peppers	Assistant Vice President
Dick Florin	Senior Vice President	Denise Arnold	Assistant Vice President
Edith Stevens*	Senior Vice President	Hilda Howington	Assistant Vice President
Kathy Zovlonsky	Senior Vice President	Kim Devine	Assistant Vice President
Mary Jo Rogers*	Senior Vice President	Lisa Jackson	Assistant Vice President
Cindy Kelley	Group Vice President	Robin Gay	Assistant Vice President
Mike Kerr	Group Vice President	Rochelle Stalnaker	Assistant Vice President
Shirley Etheridge	Group Vice President	Shalley Bishop	Assistant Vice President
Ben Freeman	Vice President	Stewart Esary	Assistant Vice President
Bob Finlay	Vice President	Cathy McDonald	Administrative Officer
Bob Zehnder	Vice President	Diann Blissit	Administrative Officer
Carol Colon	Vice President	Chasity Milliorn	Banking Officer
Christine Standish	Vice President	David Crow	Banking Officer
Dan Vano	Vice President	Jenny Waits	Banking Officer
Debbie Hudson	Vice President	Kelly Haring	Banking Officer
Jeff Nix	Vice President	Vicki Thomas	Banking Officer
Kerry Arnold	Vice President	Sherry Downing	Mortgage Officer
Lorrie Johnson	Vice President
Luann Daniels	Vice President
Michael Edmondson	Vice President
Mirna Smith	Vice President
Sheri Dockweiler	Vice President
Ted Reagan	Vice President
Wade Atwood	Vice President

*	Executive Officers

General Information and Shareholder Services

Independent Auditors Thigpen, Jones, Seaton & Co. PC P. O. Box 400 Dublin, Ga. 31040	Corporate Counsel Powell Goldstein LLP One Atlantic Center Fourteenth Floor 1201 West Peachtree Street Atlanta, GA 30309	Transfer Agent and Registrar Registrar & Transfer Company 10 Commerce Drive Cranford, New Jersey 07016	Special Counsel Edwin S. Kemp, Jr., Esquire 101 North Main Street Suite 203 Jonesboro, GA 30236

The Company’s Annual Report for the year ended December, 31, 2006 on Form 10-K is available without charge upon written request. For a copy of the Form 10-K or any other investor information, please write or call David B. Turner,

President and Chief Executive Officer at the Company’s Office in Jonesboro, Georgia.

The Annual Meeting of Stockholders will be held on May 24, 2007 at 9:00 a.m. at the Fayetteville office.

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

Eagle’s Landing Office

1040 Eagles Landing Pkwy

Pinnacle 200 Building

Stockbridge, GA 30281

www.heritagebank.com

770-478-8881

CCF Holding Company

is the Parent Company of

Heritage Bank

CCF Holding Company • 101 N. Main Street • Jonesboro, GA 30236 • 770-478-8881

©2007 Heritage Bank. Member FDIC. NASDAQ® symbol “CCFH.” www.heritagebank.com