Form 10-K, Exhibit 13
period 2007-12-31
CCF HOLDING CO
filed 2008-03-28
CIK 943033

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

Operating metrics for the company began to slow and stagnate early in 2007 and as the year progressed the operating environment began to decline rapidly. This decline was led by a significant slowdown in the sales on new homes within the bank’s primary market areas. Since the local economy is directly tied to the regional growth of the Metropolitan Atlanta region, when this growth slowed the effects on the local economy were significantly impacted. The bank saw an increase in problem assets with acceleration in the second half of the year. The predominance of the problem assets were directly tied to the residential development and construction industry. The increased level of problem assets began to impact earnings in the second half of the year as many of these problem loans became non-performing and the bank could no longer recognize interest earnings on these relationships. As we have reported in the quarters ending September 30, 2007 and December 31, 2007, this has impacted earnings for the company year over year resulting in a decline of $1.08 million or 21%.

As mentioned, the local economy is dependant on the growth of the region. The Clayton County market is mature and business opportunities continue to be solid, but a decrease in business expansion has been noted. The Fayette County market, while not as mature as the Clayton market, has not been as affected as the Henry County market with the residential downturn. As would be expected, the extreme residential growth of the Henry County market over the past decade caused an inventory build up that is now feeling considerable stress. Many of the established local builders and developers are trying to work through the inventory buildup and Heritage Bank is working side by side with these builders to help insure an orderly resolution to this issue.

Heritage Bank is a 53 year old institution that is deep rooted in this community. We have seen the highs and lows of economic conditions and have forged relationships with some of the most successful individuals and companies in the southern crescent of Metro-Atlanta. We are confident in our abilities and the abilities of our customers to work through the challenges ahead. As you read this report you will clearly see deterioration in credit quality and a decline in earnings, but you will also see a company with strong capital, a diversified loan portfolio, a solid local deposit base and operating margins still above peers.

Normally, we take this opportunity to espouse our successes for the year. This year we want you our loyal investors to understand that we see the challenges and are facing them with the same hard work and commitment that made CCF Holding Company and Heritage Bank one of the top performing companies in the financial services industry in the country. We continue to strive everyday to adhere to the principles established by our founders and that are at the core of our success. We realize that without you and the support your investment provides, none of this would be possible. So on behalf of the employees, officers and directors we thank you and look forward to continuing our “Tradition of Excellence”.

Very truly yours,

Leonard A. Moreland President & CEO Heritage Bank	David B. Turner President & CEO CCF Holding Company

CCF HOLDING COMPANY

ANNUAL REPORT

CCF HOLDING COMPANY

Stock Market Information

Since the initial issuance of the Company’s Common Stock in July 1995, the Company’s common stock has been traded on the Nasdaq Capital Market (formerly the Nasdaq SmallCap Market) under the trading symbol of “CCFH.” The following table reflects high and low sales prices paid in actual transactions, as reported by the Nasdaq Capital Market, as well as dividend information.

Period	High	Low	Dividends Declared	Dividends Paid
2006 1st Quarter(1)	16.00	11.54	0.057	0.053
2006 2nd Quarter	16.01	14.64	0.06	0.057
2006 3rd Quarter	21.75	15.00	0.065	0.06
2006 4th Quarter	21.05	17.81	0.08	0.065

2007 1st Quarter	21.11	17.23	0.085	0.08
2007 2nd Quarter	19.81	17.03	0.09	0.085
2007 3rd Quarter	18.15	12.30	0.095	0.09
2007 4th Quarter(2)	16.00	10.35	0.10	0.095

(1)	All share prices and dividend amounts have been adjusted to reflect the three for two stock split paid to shareholders on September 20, 2006.
(2)	The Company declared the dividend on December 19, 2007, and paid the dividend on January 17, 2008.

The number of shareholders of record as of March 22, 2008, was approximately 400, inclusive of the number of persons or entities who held stock in nominee or “street” name. At December 31, 2007, there were 3,591,474 shares of common stock issued and outstanding. The Company’s ability to pay dividends to shareholders is primarily dependent upon the dividends it receives from the Bank, and to a lesser extent, the amount of cash on hand. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank’s regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the 1998 conversion of the Bank’s charter from a federally chartered stock savings and loan association to a state chartered commercial bank (up to $6.6 million), or (2) the regulatory capital requirements. The Company declared a dividend of $0.10 per share on December 19, 2007, payable to shareholders of record January 3, 2008, and paid the dividend to shareholders on January 17, 2008. On March 19, 2008, the Company declared a $0.05 per share dividend payable to shareholders of record on April 7, 2008, with payment expected on April 21, 2008.

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

SELECTED FINANCIAL AND OTHER DATA

The selected financial and other data set forth below should be read in conjunction with the consolidated financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report. The following selected financial data concerning the Company for and as of the end of each of the years in the five year period ended December 31, 2007 are derived from the audited consolidated financial statements of the Company. The selected financial and operating data is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, included elsewhere in this report. The audited consolidated financial statements of the Company as of December 31, 2007 and 2006 and for each of the years in the two year period ended December 31, 2007, and the report of Thigpen, Jones, Seaton, & Co., P.C., the Company’s independent public accountants, thereon, are included elsewhere in this report. All share information and per share amounts have been adjusted to reflect the Stock Splits.

	Year Ended December 31,
	2007	2006	2005	2004	2003
Financial Condition (Dollars in Thousands)
Total Amount of:
Assets	$422,781	$425,886	$364,203	$340,147	$295,785
Loans receivable, net	316,893	333,385	279,968	256,771	228,334
Investment securities	71,895	46,201	48,389	41,639	36,524
Deposits	346,383	366,028	312,255	289,278	249,637
FHLB advances	10,000	10,000	10,000	15,000	15,000
Junior subordinated debentures	8,765	8,765	8,765	8,765	4,125
Liabilities	390,677	396,840	339,985	318,209	276,118
Shareholders’ equity	32,103	29,046	24,218	21,938	19,666

Other Data:
Average assets	430,315	400,438	354,498	330,533	279,867
Average equity	31,213	26,807	23,129	20,946	18,765
Full service offices	7	7	7	7	6

	Year Ended December 31,
	2007	2006	2005	2004	2003
Summary of Operations (Dollars in Thousands)
Total interest income	$32,620	$30,569	$22,393	$18,258	$16,044
Total interest expense	14,709	11,847	7,541	5,535	4,967

Net interest income	17,911	18,722	14,852	12,723	11,077
Provision for loan losses	740	725	540	905	540

Net interest income after provision for loan losses	17,171	17,997	14,312	11,818	10,537
Other income	2,515	2,714	2,526	2,358	1,801
Other expenses	13,418	12,871	12,053	10,134	8,837

Earnings before income taxes	6,268	7,840	4,785	4,042	3,501
Income tax expense	2,154	2,649	1,515	1,295	1,138

Net earnings	$4,114	$5,191	$3,270	$2,747	$2,363

Key Operating Ratios

	Year Ended December 31,
	2007	2006	2005	2004	2003
Performance Ratios: (Dollars in Thousands, except per share data)
Return on average assets (net earnings divided by average total assets)	0.96%	1.30%	0.92%	0.83%	0.84%
Return on average equity (net earnings divided by average equity)	13.18%	19.37%	14.14%	13.11%	12.59%
Average interest earning assets to average interest bearing liabilities	113.32%	115.07%	114.23%	113.50%	112.29%
Net interest rate spread	3.96%	4.51%	4.17%	3.84%	4.01%
Net yield on average interest-earnings assets	4.44%	4.99%	4.49%	4.08%	4.24%
Net interest income after provision for loan losses to total other expenses	134.35%	139.83%	118.74%	116.61%	119.24%
Basic earnings per share(1)	$1.13	$1.43	$0.94	$0.83	$0.71
Diluted earnings per share(1)	$1.09	$1.38	$0.91	$0.75	$0.65
Dividend payout(2)	33.94%	17.61%	20.80%	17.79%	15.65%

Capital Ratios:
Book value per share(1)	$8.94	$7.99	$6.80	$6.53	$5.95
Average equity to average assets	7.25%	6.69%	6.52%	6.34%	6.70%
Equity-to-assets (End of Period)	7.46%	6.82%	6.65%	6.45%	6.65%

Asset Quality Ratios:
Non-performing loans as a percentage of total loans, net	5.50%	0.25%	0.02%	0.33%	0.68%
Non-performing loans as a percentage of total assets	4.12%	0.19%	0.01%	0.25%	0.52%
Allowance for loan losses to non-performing loans	23.41%	488.06%	7782%	371%	174%

(1)	All per share data has been adjusted for the three-for-two stock split paid to shareholders of record on September 6, 2006, the three-for-two stock split paid to shareholders of record on July 1, 2004 and the three-for-two stock split paid to shareholders of record on December 2, 2002.
(2)	Dividends declared per share divided by net earnings per diluted share.

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

The Company cautions that these important factors are not exclusive. For further information regarding the risk factors applicable to the Company, please see “Risk Factors” on page 13 of the Company’s Form 10-K for the year ended December 31, 2007. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

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

Recent Developments

On March 19, 2008, the Company declared a $0.05 dividend to shareholders of record on April 7, 2008, with a payment date of April 21, 2008.

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

The Bank’s net interest rate spread for the years ended December 31, 2007 and 2006 was 3.96% and 4.51%, respectively. In 2007, the Federal Reserve interest rate decreases resulted in a prime rate of 7.25% at December 31, 2007, as compared to 8.25% at December 31, 2006. Additional declines in rates were made by the Federal Reserve following year-end, with the prime rate at February 29, 2008 at 6.00%. These decreases had a negative effect on the Bank’s net interest income as the assets repriced more rapidly than liabilities. As rates stabilize, it is expected that approximately one year must pass before all rate changes can be fully adjusted through both the asset and liability pricing. During the increasing rate cycle through 2006, the rates paid on deposit accounts did not increase at the same pace as interest charged on loan accounts and as such the interest rate paid on some deposit accounts cannot be adjusted downward to match the decline in prime rate during the first quarter of 2008.

As noted in previous reporting, should rates decline at a pace equal to 2% in a 12 month period the Bank will not be able to re-price its deposits to the new low, which will cause a compression of the interest rate spread. The decreases in the previous twelve month period, including January 2008 total 1.75% and the Bank has seen a compression in the interest rate spread, as expected. This compression can also occur in a stable rate environment if competitive situations required an increase in certain deposit liability categories.

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

In an effort to manage interest rate risk and provide the Bank with some protection from the negative effect of changes in interest rates, the Bank instituted certain asset and liability management measures, including the following: 1) reducing the maturities or terms of its loans and other assets to reprice interest-earning assets by emphasizing the origination of adjustable rate loans and the purchase of relatively short-term interest-earning investments and mortgage-backed securities; 2) increasing the amount of less rate-sensitive deposits by actively seeking demand deposit accounts; and 3) encouraging long-term depositors to maintain their accounts with the Bank through expanded customer products and services. Additionally, with the expectation of rates declining at some point during the next three years, the Bank purchased a $50 million interest rate floor in September 2006, designated as a cash flow hedge at 7.0% prime. The cost of this product, $215,000, is being expensed over the three year period based on a pricing schedule set at the time of purchase of the instrument. The effectiveness of the floor is reviewed quarterly. When the Federal Reserve lowered rates in January 2008 to 3.0%, the prime rate fell to 6.0% which will result in quarterly payments to the Company.

Average Balance Sheets. The following table sets forth certain information relating to the Company’s average balance sheets and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

	Year Ended December 31,
	2007			2006			2005
	Average Balance(1)	Interest	Yield	Average Balance(1)	Interest	Yield	Average Balance(1)	Interest	Yield
	(Dollars in Thousands)
Assets
Interest-earning assets:
Loans (including loan fees)(2)	$331,062	$29,103	8.79%	$317,980	$28,136	8.85%	$274,640	$20,366	7.42%
Taxable investment securities	57,357	2,710	4.72%	42,811	1,676	3.91%	38,959	1,386	3.56%
Nontaxable investment securities	4,074	185	4.54%	4,431	203	4.58%	4,419	205	4.64%
FHLB Stock	1,161	70	6.03%	1,337	79	5.91%	1,138	46	4.04%
Federal Funds sold	7,248	372	5.13%	5,249	277	5.28%	5,543	184	3.32%
Interest-earning deposits in other financial institutions	2,475	180	7.27%	3,140	198	6.30%	6,151	206	3.35%

Total interest-earning assets	403,377	32,620	8.09%	374,948	30,569	8.15%	330,850	22,393	6.77%
Other noninterest–earning assets	26,938			25,490			23,648

Total assets	$430,315			$400,438			$354,498

Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Demand deposits	$174,391	6,073	3.48%	$137,791	3,642	2.64%	$120,467	2,172	1.80%
Regular savings	4,604	34	0.74%	5,300	40	0.75%	6,290	47	0.75%
Time deposits	141,739	6,656	4.70%	152,049	6,462	4.25%	140,452	4,460	3.18%
FHLB advances	9,084	473	5.21%	14,134	613	4.34%	10,771	220	2.04%
Note payable	8,765	726	8.28%	8,765	705	8.04%	8,578	546	6.37%
Securities sold under agreements to repurchase	17,375	747	4.30%	7,792	385	4.94%	3,070	95	3.09%

Total interest-bearing liabilities	355,958	14,709	4.13%	325,831	11,847	3.64%	289,628	7,540	2.60%
Non-interest bearing deposits	39,327			44,104			38,595
Other noninterest-bearing liabilities	3,817			3,696			3,146
Shareholders’ equity	31,213			26,807			23,129

Total liabilities and shareholders’ equity	$430,315			$400,438			$354,498

Excess of interest-earning assets over interest-bearing liabilities	$47,419			$49,117			$41,222

Ratio of interest-earning assets to interest bearing liabilities	113.32%			115.07%			114.23%

Net interest income		$17,911			$18,722			$14,853

Net interest spread(3)			3.96%			4.51%			4.17%

Net yield on average interest-earning assets(4)			4.44%			4.99%			4.49%

(1)	Average balances are derived from average daily balances.
(2)	Average balances include non-accrual loans.
(3)	Net interest spread represents the difference between the average yield on interest-earnings assets and the average cost of interest-bearing liabilities.
(4)	Net yield on average interest earning assets represents net interest income as a percentage of average interest earning assets.

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

	Year Ended December 31, 2007 compared to 2006			Year Ended December 31, 2006 compared to 2005
	Changes due to
	Volume	Rate/Yield	Total	Volume	Rate/Yield	Total
	(Dollars in Thousands)
Interest income:
Loans	$1,158	(191)	967	$3,697	4,073	7,770
Taxable investment securities	642	392	1,034	145	145	290
Nontaxable investment securities	(16)	(2)	(18)	1	(3)	(2)
FHLB stock	(11)	2	(9)	9	24	33
Federal Funds sold	103	(8)	95	(10)	103	93
Interest-earning deposits in other financial institutions	(46)	28	(18)	(132)	124	(8)

Total interest income	$1,830	221	2,051	$3,710	4,466	8,176

Interest expense:
Demand deposits	1,106	1,325	2,431	$346	1,124	1,470
Regular savings	(5)	(1)	(6)	(7)	—	(7)
Time deposits	(458)	652	194	394	1,608	2,002
FHLB advances	(247)	107	(140)	85	308	393
Notes payable	0	21	21	12	147	159
Securities sold under agreement to repurchase	418	(56)	362	210	80	290

Total interest expense	814	2,048	2,862	1,040	3,267	4,307

Net interest income	$1,016	(1,827)	(811)	$2,670	1,199	3,869

Comparison of Financial Condition at December 31, 2007 and December 31, 2006

Total assets decreased $3.1 million, or 0.7%, to $422.8 million in fiscal 2007 compared to $425.9 million in fiscal 2006. Net loans outstanding decreased $16.5 million or 4.9%, offset by an increase in the investment securities portfolio of $25.7 million or 55.6%. There were no federal funds sold at December 31, 2007 as compared to $11.5 million at December 31, 2006. Shareholders’ equity increased by approximately $3.1 million, or 10.5%, to $32.1 million at December 31, 2007, from $29.0 million at December 31, 2006. The increase was attributable to net income of approximately $4.1 million partially offset by declaration of cash dividends to shareholders of approximately $1.3 million. The Company carries securities available-for-sale at fair value, with unrealized gains and losses, net of income tax effects, recorded as a separate component of shareholders’ equity in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115. Because the Company’s portfolio of securities is classified as available-for-sale and is comprised of agency and municipal debt securities, movements in market interest rates will cause fluctuations in the market value of the securities portfolio and the cash flow hedge, thereby resulting in changes in accumulated other comprehensive income and shareholders’ equity. For the year ending December 31, 2007, the other comprehensive income increased $871,000 due to changes in rates and the increase in the investment securities portfolio.

Product and Customer Base. The Bank’s total loan portfolio declined by approximately $16.5 million from $337.9 million at December 31, 2006, to $321.4 million at December 31, 2007. The decrease from the December 31, 2006 balance is attributed to pay downs in residential construction lending of $18.4 million, partially off set by increases in commercial real estate lending of $11.1 million. The Bank’s commercial and industrial loans declined approximately $5.8 million from $38.1 million at December 31, 2006, to $32.3 million at December 31, 2007. Residential real estate loan balances declined $1.2 million and consumer loans declined $1.4 million during the 12 month period ending December 31, 2007. Commercial construction declined $364,000 and acquisition and development, lots and raw land loans declined $448,000 during the 12 month period. The Bank continued to sell new residential mortgage originations during 2007.

Deposits decreased by $19.6 million, or 5.4%, from $366.0 million at December 31, 2006 to $346.4 million at December 31, 2007. The Bank had FHLB borrowings of $10.0 million and Federal Funds purchased of $2.1 million outstanding at year end 2007 as compared to $10 million in FHLB borrowings outstanding at year end 2006.

The Bank’s business strategy is to be a flexible, efficient, and financially stable community financial services institution providing a range of real estate lending services, commercial lending, commercial deposit services, and consumer financial products, including a residential mortgage lending program with two originators, serving the three counties where the Bank has branches. These products are marketed primarily to the Clayton, Fayette, and Henry County, Georgia areas. Management of the Bank has identified and sought to pursue four primary strategic objectives: (1) maintain an adequate amount of regulatory capital; (2) reduce interest rate risk; (3) maintain good asset quality through continued emphasis on well underwritten consumer, commercial, and residential lending; and (4) broaden the Bank’s product and customer base to become a more diversified financial institution.

The Company and the Bank continue to manage their respective capital positions in order to support healthy growth. The Company ended 2007 with a total capital to risk weighted assets ratio of 12.5% and the Bank ended 2007 with a total capital to risk weighted assets ratio of 11.8%. Capital levels at December 31, 2007 are considered well capitalized by regulatory standards.

Lending Activity. The principal lending activity of the Bank has been the origination for its portfolio of adjustable-rate and fixed-rate loans secured by various forms of collateral. The following table sets forth information concerning the composition of the Bank’s loan portfolio in dollar amounts and in percentages of the loan portfolio as of the dates indicated.

	At December 31,
	2007		2006		2005		2004		2003
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Loan Category
Residential (1-4 family) mortgage	$23,970	7.46%	$25,137	7.44%	$28,161	9.92%	$30,101	11.56%	$22,992	9.93%
Commercial, primarily real estate secured	$129,373	40.25%	$118,250	34.99%	$81,374	28.67%	$62,106	23.86%	$60,823	26.26%
Commercial & Industrial Loans	$32,328	10.06%	$38,177	11.30%	$41,131	14.49%	$40,061	15.39%	$44,892	19.38%
Commercial real estate construction	$33,492	10.42%	$33,856	10.02%	$37,030	13.05%	$28,766	11.05%	$22,423	9.68%
Acquisition, Development & Raw Land	$55,381	17.23%	$55,829	16.52%	$44,714	15.75%	$45,071	17.31%	$27,534	11.89%
Residential real estate construction	$40,478	12.60%	$58,928	17.44%	$42,042	14.81%	$42,983	16.51%	$38,812	16.76%
Consumer and other installment	$6,367	1.98%	$7,760	2.29%	$9,409	3.31%	$11,255	4.32%	$14,126	6.10%

Total loans receivable	$321,389	100.00%	$337,937	100.00%	$283,861	100.00%	$260,343	100.00%	$231,602	100.00%

Less:
Unamortized loan fees and costs, net	$(415)		$(537)		$(469)		$(412)		$(575)
Allowance for loan losses	(4,081)		(4,015)		(3,424)		(3,160)		(2,693)

Total loans, net	$316,893		$333,385		$279,968		$256,771		$228,334

Loan Maturity Table. The following table sets forth the maturity of the Bank’s loan portfolio at December 31, 2007. The table does not include prepayments. Prepayments, scheduled principal repayments and renewals on loans totaled $372.6 million and $334.2 million for the years ended December 31, 2007 and 2006, respectively. Adjustable-rate loans are shown as maturing based on repricing dates.

	December 31, 2007
	One Year	Within One to Five Years	After Five Years	Total
	(Dollars in Thousands)
Residential (1-4 family) mortgage	$6,309	5,029	12,632	23,970
Commercial, primarily real estate secured	31,628	53,197	44,548	129,373
Commercial & Industrial loans	13,616	16,668	2,044	32,328
Commercial real estate construction	28,480	4,728	284	33,492
Acquisition, Development & Raw Land	47,093	7,818	470	55,381
Residential Real estate construction	34,420	5,715	343	40,478
Consumer and other installment	601	2,878	2,888	6,367

Total	$162,147	96,033	63,209	321,389

The following table sets forth the dollar amount of all loans due after December 31, 2007, with fixed interest rates and those that have floating or adjustable interest rates.

	Fixed Rate		Adjustable Rate
	Amount	Percent	Amount	Percent	Total
	(Dollars in Thousands)
Residential (1-4 family) mortgage	$5,754	24.00%	$18,216	76.00%	$23,970
Commercial, primarily real estate secured	$39,015	30.16%	$90,358	69.84%	$129,373
Commercial & Industrial loans	$8,260	25.55%	$24,068	74.45%	$32,328
Commercial real estate construction	$1,065	3.18%	$32,427	96.82%	$33,492
Acquisition, Development & Raw Land	$2,669	4.82%	$52,712	95.18%	$55,381
Residential Real estate construction	$384	0.95%	$40,094	99.05%	$40,478
Consumer and other installment	$6,179	97.04%	$188	2.96%	$6,367

Total	$63,326		$258,063		$321,389

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

	At December 31,
	2007	2006	2005	2004	2003
	(Dollars in Thousands)
Nonperforming loans:
Restructured	$—	$—	$—	$—	$—
Nonaccrual (more than 90 days past due)	17,431	823	44	852	1,549

Total nonperforming loans	$17,431	$823	$44	$852	$1,549

Ratio of nonperforming loans as a percentage of total loans, net	5.50%	0.25%	0.02%	0.33%	0.68%
Ratio of nonperforming loans as a percentage of total assets	4.12%	0.19%	0.01%	0.25%	0.52%

Analysis of the Allowance for Loan Losses

Asset Quality. The Bank analyzes each loan request from both a credit and a collateral approach. The credit analysis is performed first and if the request meets the credit guidelines of the Bank, the loan is then underwritten to the Bank’s collateral guidelines. The degree of credit analysis performed is based both on the size of the request and the risk exposure. The loan portfolio is reviewed and evaluated on an ongoing basis to measure the quality of the portfolio to try and anticipate future problems. If a loan reaches 90 consecutive days without payment in full of all scheduled payments, the Bank places the loan in a non-accrual or non-performing status. At December 31, 2007, the Bank’s ratio of non-performing loans to total loans was 5.50% and to total assets 4.12%. This compares to 0.25% and 0.19%, respectively, at December 31, 2006. The increase in non-performing assets is attributed primarily to the severe downturn in the south metro Atlanta residential housing market.

At December 31, 2007, non-accrual loans totaling $17.4 million included:

•	$6.3 in loans secured by new construction single family detached homes in various stages of completion. Of this, $1.3 million in closings have been completed since year end.

•	$7.6 million secured by developed vacant lots;

•	$2.5 million secured by one Acquisition and Development loan, property in Fayette County, Georgia. This property has subsequently been sold.

•	$877,000 secured by land located in Coweta County and Newton County, Georgia; and

•	$89,000 in six consumer loans secured by personal property.

The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

	At December 31,
	2007	2006	2005	2004	2003
	(Dollars in Thousands)
Total average loans outstanding	$331,062	$317,980	$274,640	$256,406	$207,594

Allowance balance (at beginning of period)	$4,015	$3,424	$3,161	$2,693	$2,854
Provisions for loan losses	740	725	540	905	540
Charge-offs:
Real Estate	528	—	7	—	—
Commercial	31	65	183	44	558
Consumer	199	134	168	465	255
Recoveries:
Real Estate	15	—	—	—	—
Commercial	53	38	43	37	42
Consumer	16	27	38	35	70
Allowance balance (at end of period)	$4,081	$4,015	$3,424	$3,161	$2,693

Allowance for loan losses as a percent of average loans outstanding at end of period	1.23%	1.26%	1.25%	1.23%	1.16%
Net loans charged off as a percent of average loans outstanding	0.32%	0.04%	0.13%	0.17%	0.34%
Ratio of allowance for loan losses to total loans delinquent 90 days or more at end of period	23%	488%	7782%	371%	174%

The allowance considers such factors as changes in the nature and volume of the portfolio, overall portfolio quality, delinquency trends, adequacy of collateral, loan concentrations, specific problem loans, and economic conditions that may affect the borrowers’ ability to pay. The Bank recognizes loss history is a key component in predicting future losses, but in today’s economy, specifically the downturn of the residential housing market, management also realizes that the current period is unlike any experienced in the last five years. In management’s opinion, the question of reserve adequacy today is more closely dependent on the length and depth of the current housing downturn. Management makes judgments concerning provisions to the reserve and reserve adequacy based on a conservative outlook using information from local, state and national indicators. At December 31, 2007, management has determined the allowance to be adequate, through its allowance for loan losses methodology, to absorb losses inherent in existing loans and commitments to extend credit.

The following table sets forth the allocation of the allowance for loan losses by loan category and the percent of loans in each loan category to total loans for the periods indicated.

	2007 Allocated Allowance	2007 Percentage of Loans in each Category to Total Loans	2006 Allocated Allowance	2006 Percentage of Loans in each Category to Total Loans	2005 Allocated Allowance	2005 Percentage of Loans in each Category to Total Loans	2004 Allocated Allowance	2004 Percentage of Loans in each Category to Total Loans	2003 Allocated Allowance	2003 Percentage of Loans in each Category to Total Loans
Balance at end of period applicable to:
Residential (1-4 family) mortgage	$4	0.09%	$299	7.44%	$340	9.92%	$366	11.56%	$267	9.93%
Commercial, primarily real estate secured	$859	21.05%	$1,405	34.99%	$980	28.67%	$754	23.86%	$707	26.26%
Commercial & Industrial loans	$215	5.27%	$454	11.30%	$496	14.49%	$486	15.39%	$522	19.38%
Commercial real estate construction	$222	5.44%	$402	10.02%	$217	13.05%	$378	11.05%	$173	9.68%
Acquisition, Development & Raw Land	$1,649	40.41%	$663	16.52%	$607	15.75%	$199	17.31%	$238	11.89%
Residential real estate construction	$956	23.43%	$700	17.44%	$671	14.81%	$844	16.51%	$622	16.76%
Consumer and other installment	$176	4.31%	$92	2.29%`	$113	3.31%	$134	4.32%	$164	6.10%

Total	$4,081	100.00%	$4,015	100.00%	$3,424	100.00%	$3,161	100.00%	$2,693	100.00%

Real Estate Owned

Real estate acquired by the Bank as a result of foreclosure, judgment, or deed in lieu of foreclosure is classified as real estate owned until it is sold. When property is so acquired it is recorded at the lower of the cost or fair value, less estimated costs to sell. The Bank has had the properties appraised based on the current market conditions and has written down all properties to the current appraised value.

The Bank had real estate owned at December 31, 2007 of $5.0 million which included:

•	$1.8 million secured by 22.5 acres of commercial property in Fulton County, Georgia;

•

$1.5 million secured by five completed new construction single family detached homes located in Fayette County, Rockdale County and Pike County, Georgia; as of February 29, 2008, the Bank had contracts to sell the Pike County property and one Fayette County property;

•	$186,000 secured by twelve developed lots in Grantville, Georgia, which sold in January 2008;

•	$637,000 in nine partially completed new construction single family detached homes in Clayton County, Georgia. The Bank had contracts to sell two of these properties as of February 29, 2008;

•	$72,000 in a completed townhouse located in Clayton County, Georgia with a contract to sell as of February 29, 2008;

•	$202,000 in seven rental properties located in Spalding County, Georgia, with contracts to sell five of the properties as of February 29, 2008; and

•	$581,000 secured by seven residential lots in Henry County and Rockdale County, Georgia with a contract to sell one of the lots as of February 29, 2008.

Investment Activities

The Bank invests in specified short-term securities, mortgage-backed securities, certain other investments and the common stock of the FHLB of Atlanta. The Bank’s mortgage-backed securities portfolio consists of participation certificates issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporations, secured by interests in pools of conventional mortgages originated by other financial institutions. Bank qualified municipal bonds are included in the Bank’s investment portfolio. The Bank’s equity investment in the FHLB of Atlanta is a requirement of membership and allows the Bank to borrow from the FHLB of Atlanta at favorable overnight and long-term rates. During the year ended December 31, 2007 the Company had sales of investments totaling $5.5 million. For the year ended December 31, 2006 there were no sales of investment securities.

The following table sets forth certain information relating to the Company’s investment securities portfolio at the dates indicated. All of the Company’s securities are classified as available for sale.

	At December 31,
	2007		2006		2005
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:
U.S. Government agency obligations	$49,062	$49,290	$36,563	$36,229	$36,977	$36,384
Municipal securities	4,537	4,648	4,039	4,173	4,783	4,945
Mortgage-backed securities	17,949	17,957	6,000	5,799	7,263	7,060

Total investment and mortgage- backed securities portfolio	$71,548	$71,895	$46,602	$46,201	$49,023	$48,389

Investment and Mortgage-backed Securities Portfolio Maturities. The following table sets forth certain information regarding the amortized cost, weighted average yields, and maturities of the Company’s investment and mortgage-backed securities portfolio at December 31, 2007. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	As of December 31, 2007
	One Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total
	Weighted Amortized Cost	Average Yield	Weighted Amortized Cost	Average Yield	Weighted Amortized Cost	Average Yield	Weighted Amortized Cost	Average Yield	Weighted Amortized Cost	Average Yield	Fair Value
	(Dollars in Thousands)
Securities available for sale:
U.S. Government Agency obligations	$31,489	4.83%	$11,075	5.29%	$6,498	5.18%	—	—	$49,062	4.98%	$49,290
Mortgage-backed securities	121	2.92%	2,469	4.01%	67	4.68%	$15,292	5.08%	17,949	4.92%	17,957
Municipal securities(1)	—	—	3,222	4.68%	1,315	4.68%	—	—	4,537	4.52%	4,648

Total investment and mortgage-backed securities portfolio	$31,610		$16,766		$7,880		$15,292		$71,548		$71,895

(1)	The weighted average yield for municipal securities has not been computed on a tax equivalent basis.

Comparison of Operating Results for the Fiscal Years Ended December 31, 2007 and December 31, 2006

Net Earnings. The Company’s net earnings were $4.1 million in 2007 and $5.2 million in 2006. This represents a decrease of $1.1 million, or 21%, from 2006 to 2007. From 2005 to 2006 the Company had an increase of $1.9 million, or 59%, in net earnings. The decline in earnings in 2007 was due primarily to a decline in net interest income as interest expense related to deposit accounts increased $2.6 million, or 25.6%, and interest expense on other borrowings increased $261,000, or 15.5%. The expense was only partially offset by increases in interest income resulting in a decline in net interest income of $811,000. In addition, other operating income declined $200,000, due primarily to the loss of $73,000 recognized on the write off of the leasehold improvements at the former Eagles Landing branch office location. In 2006, the Company had a gain on sale of premises and equipment of $106,000 due to the sale of property originally purchased for branch expansion. Further contributing to a decline in net earnings for 2007, other expenses increased $547,000, or 4.2%, from 2006 to 2007 with $385,000, or 5.1%, in salaries and benefits and $189,000 in write-downs related to other real estate owned.

The earnings increase for 2006 was primarily due to a 26% increase in net interest income from 2005 to 2006 as discussed below, which was partially offset by an increase in other expenses of $817,000, or 7%, to $12.9 million in 2006 from $12.1 million in 2005. In 2006, the increase in net interest income is due primarily to the increase in loans outstanding.

Net Interest Income. From December 31, 2006, to December 31, 2007, net interest income (before provision for loan losses) decreased $811,000, or 4.3%, to $17.9 million in 2007 from $18.7 million in 2006. Net interest income (before provision for loan losses) increased $3.9 million, or 26%, to $18.7 million in 2006 from $14.9 million in 2005. The decrease in 2007 was due to the repricing of deposit accounts as the prime rate increases in 2006 of 100 basis points continued to spread through the deposit account base. In addition, the Bank offered higher than market rates on personal and commercial money market accounts in order to attract new deposit customers in the market. Interest bearing demand accounts increased $40.5 million, or 27.7%, during 2007 as a result of this strategy. These accounts were repriced during the first quarter of 2008 to be at the market level. Also affecting net interest income was the decline in the loan portfolio and the increase in nonperforming assets. Non accrual loan balances increased to $17.4 million and other real estate totaled $5.0 million at December 31, 2007. At December 31, 2006, non accrual loans were $813,000 and other real estate owned totaled $2.7 million.

The increase in net interest income in the year ending December 31, 2006 was due to increases in interest income on loans and investment securities as the principal balances increased. Additionally, prime rate increased by 100 basis points during 2006. The Bank’s balance sheet was asset sensitive which means that the Bank’s assets repriced more quickly than its deposits in the short term. Typically interest-bearing deposit accounts require longer adjustment periods when rate reductions are required. Changes in the federal funds interest rates which coincide with increases in the prime rate may take up to one year to be fully implemented throughout the Bank’s deposit and loan accounts.

Provision For Loan Losses. The Bank’s provision for loan losses increased to $740,000 in 2007 from $725,000 in 2006. The increase occurred during the fourth quarter of 2007 as the Bank began experiencing a deterioration in the real estate construction, acquisition and development and lot loan portfolio. During the fourth quarter, the provision expense was $300,000. In 2006, the provision expense increased to $725,000, from $540,000 in 2005. The increased provision in 2006 was necessary to adequately allow for the continued growth in the loan portfolio.

The balance of the Bank’s allowance for loan losses was $4.1 million at December 31, 2007 and $4.0 million at December 31, 2006. Charge-offs of $758,000 during the year offset the provision of $740,000 and most of the recoveries of $84,000. The reserve as a percentage of total outstanding loans was 1.27% at December 31, 2007 and 1.19% at December 31, 2006. The Bank periodically evaluates the adequacy of the allowance for loan losses based on a review of all significant loans, with particular emphasis on impaired, non-performing, past due and other loans that management believes require special attention. Management believes that the allowance for loan losses is adequate and will continue to monitor and adjust the allowance as necessary in future periods based on growth in the loan portfolio, loss experience, condition of borrowers, and continued monitoring of local economic conditions, as well as, any other external factors. The provision for loan losses is expected to increase as the level of non-performing loans increases in order to maintain the allowance for loan losses at an adequate level to absorb future losses. As the bank recognizes impairment in loans additional provisions will be made to insure the continuing adequacy of the loan loss reserve.

Other Income. Other income decreased by $198,000, or 7.3%, to $2.5 million in 2007 from $2.7 million in 2006. Other income in 2006 increased by $187,000, or 7.4%, from $2.5 million in 2005. Service charges increased $145,000, or 10.2%, during 2007, however this was partially offset by the reduction in gains on sales of assets (loans, investment securities and premises and equipment) of $230,000, from a net of $242,000 in 2006 to a net of $12,000 in 2007. A portion of the decrease, the loss on premises and equipment, is related to the Eagles Landing branch relocation. The Bank had a write-down of $73,000 in leasehold improvements at the previous location of the Eagles Landing branch.

In 2006, the increase in service charges on deposit accounts of $228,000 was a 19% increase from $1.2 million in 2005 to $1.4 million in 2006. Miscellaneous other income increased in 2006 by $249,000, or 49%, due primarily to the increases in mortgage banking. Our mortgage banking division earned commissions of $130,000 in 2007 and $201,000 in 2006.

Increases in other income were partially offset by the reduction in gains on sales of assets (loans, investment securities and premises and equipment) of $230,000, from a net of $242,000 in 2006 to a net of $12,000 in 2007.

Other Expenses. Other expenses increased by $547,000, or 4.2%, from $12.9 million in 2006 to $13.4 million in 2007. Other expenses in 2006 increased $817,000, or 7%, from $12.1 million in 2005. Salaries and benefits increased by $385,000, or 5.1%, in 2007 and by $753,000, or 11% in 2006. Salary increases in 2006 and 2007, which totaled $377,000 and $445,000, respectively, related primarily to regular annual salary increases. Benefit costs decreased by $325,000 in 2007 due to a decrease in the bonus incentive expense of $562,000 which was partially offset by increases in health insurance premiums of $34,000 and payroll taxes of $13,000. Benefits expense increased $277,000 in 2006 due to an increase of $184,000 in the incentive expense, an increase of $50,000 in premiums for group insurance and payroll tax increases of $34,000. Stock option expense, included in benefits expense, totaled $186,000 in 2007 as compared to $26,000 in 2006.

Occupancy expense was $2.1 million in 2007 and in 2006. An increase of $170,000 was noted in 2006 related primarily to increased depreciation expense of $50,000, utility expense of $20,000, and general repairs and maintenance of $28,000.

Included in other expenses were employee related expenses including training, bank travel and miscellaneous employee related expense. In 2007 these expenses decreased $62,000 with most of the savings in employee related expenses. Other expenses increased $171,000 in 2006. Sales training for retail employees accounted for most of the increase in 2006. Marketing expenses for 2007 totaled $458,000 and $415,000 in 2006.

Income Tax Expense. Income tax expense as a percent of income before taxes was 34.4% in 2007 and 33.7% in 2006.

Liquidity. The Bank is required to maintain minimum levels of liquid assets as defined by the Georgia Department of Banking and Finance (the “DBF”) and the Federal Deposit Insurance Corporation (the “FDIC”) regulations. The Bank’s short-term liquidity was 12.87% at December 31, 2007 and 13.51% at December 31, 2006. The Bank continues to search for deposits and other means of meeting its loan demand. The Bank adjusts its liquidity level as appropriate to meet its asset/liability objectives. The primary sources of funds are deposits, including deposits gathered using the Internet (from institutional investors such as banks and credit unions), brokered deposits, amortization and prepayments of loans and mortgage-backed securities, maturity of investments, and funds provided from operations. As an alternative to supplement liquidity needs, the Bank has the ability to borrow from the FHLB and other correspondent banks. These commitments totaled $32 million at December 31, 2007 and $53 million at December 31, 2006 with $10 million in outstanding balances. Scheduled loan amortization and maturing investment securities are a relatively predictable source of funds, however, deposit flow and loan prepayments are greatly influenced by, among other things, market interest rates, economic conditions, and competition. The Bank’s liquidity, represented by cash, cash equivalents, and securities available for sale, is a product of its operating, investing, and financing activities.

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

Sources of Funds

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

The average balance of deposits and the average rates paid on such deposits are summarized for the periods indicated in the following table.

	December 31,
	2007		2006		2005
(Amounts are presented in thousands)	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest-bearing demand	$39,327	—	$44,104	—	$38,595	—
Interest-bearing demand	174,391	3.48%	137,791	2.64%	120,467	1.80%
Savings	4,604	0.74%	5,300	0.75%	6,290	0.75%
Time deposits	141,739	4.70%	152,049	4.25%	140,452	3.18%

Totals	$360,061		$339,244		$305,804

The following table indicates the amount of the Bank’s time deposits of $100,000 or more by time remaining until maturity at December 31, 2007.

Maturity	Amount
(Dollars in Thousands)
3 months or less	$7,754
3-6 months	10,107
6-12 months	17,213
Over 12 months	5,169

$40,243

Borrowings. Deposits are the primary source of funds for the Bank’s lending and investment activities and for its general business purposes. The Bank may obtain advances from the FHLB of Atlanta to supplement its supply of lendable funds. Advances from the FHLB of Atlanta may be secured by a pledge of the Bank’s stock in the FHLB of Atlanta and a portion of the Bank’s first mortgage loans and certain other assets. At December 31, 2007, the Bank had outstanding FHLB advances of $10.0 million. Total available lines of credit, including Federal Funds overnight borrowing lines at December 31, 2007 were $31.6 million with $12.1 million drawn.

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

Subsequent Events

In late February 2008 the bank discovered a commercial deposit fraud that is expected to result in a loss of approximately $1,000,000. The deposit fraud involved Heritage Bank and at least two other financial institutions. A contributing factor to the size of the loss was related to mishandling of a returned deposit item by another bank. This mishandling delayed the notification to Heritage Bank by more than three days of the time allotted for large return notification under the Federal Reserve System’s Regulation J. Heritage Bank has filed a Late Return Claim against the other bank. Heritage Bank’s internal control systems identified the fraud but human error prevented early enough action to avoid the loss. The companies involved with the fraud remain in operation and discussions are ongoing with the principles. The Bank has investigated the activities and referred the case to the local district attorney’s office. The Bank has either terminated or reassigned the individuals with the Bank who mishandled the account relationship or fraud monitoring function. A complete review of internal controls, training and employee competency has either been completed or is underway.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Stockholders of

CCF Holding Company

We have audited the consolidated balance sheets of CCF Holding Company and Subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of earnings, comprehensive income, changes in shareholder’s equity and cash flows for the two years ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CCF Holding Company and Subsidiary as of December 31, 2007, and the results of its operations and its cash flows for the two years ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Dublin, Georgia

March 14, 2008

CCF HOLDING COMPANY AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2007 and 2006

	2007	2006
Assets
Cash and due from banks, including reserve requirements of $147,000 and $765,000	$6,771,957	9,788,081
Interest-bearing demand deposits in other financial institutions	877,457	3,245,438
Federal funds sold	—	11,455,000

Cash and cash equivalents	7,649,414	24,488,519
Investment securities available-for-sale	71,894,670	46,201,334
Federal Home Loan Bank stock, at cost	1,216,000	1,177,500
Loans, net	316,892,969	333,384,715
Premises and equipment, net	7,383,551	7,395,392
Accrued interest receivable	2,554,514	2,671,000
Cash surrender value of life insurance	5,763,825	5,449,054
Other assets owned	4,998,394	2,691,992
Other assets	4,427,500	2,426,776

Total Assets	$422,780,837	425,886,282

Liabilities and Shareholders’ Equity
Deposits:
Non-interest-bearing demand deposits	$34,962,318	44,540,700
Interest-bearing demand deposits	186,701,077	146,160,769
Savings accounts	4,388,618	4,634,791
Time deposits less than $100,000	80,088,123	112,489,226
Time deposits greater than $100,000	40,243,246	58,202,104

Total deposits	346,383,382	366,027,590
Securities sold under agreements to repurchase	19,876,316	8,309,406
Federal Home Loan Bank advances	10,000,000	10,000,000
Federal funds purchased	2,132,000	—
Junior subordinated debentures	8,765,000	8,765,000
Other liabilities	3,520,723	3,738,281

Total liabilities	390,677,421	396,840,277

Commitments
Shareholders’ equity:
Preferred stock, no par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $.10 par value; 4,000,000 shares authorized; 3,591,473 issued and outstanding in 2007; 3,633,096 shares issued and outstanding in 2006	359,147	363,310
Additional paid-in capital	8,935,296	9,514,640
Retained earnings	22,198,567	19,428,996
Accumulated other comprehensive loss	610,406	(260,941)

Total shareholders’ equity	32,103,416	29,046,005

Total liabilities and shareholders’ equity	$422,780,837	425,886,282

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Earnings

For the Years Ended December 31, 2007 and 2006

	2007	2006
Interest and dividend income:
Interest and fees on loans	$29,103,039	28,136,425
Interest and dividends on taxable investment securities	2,779,586	1,754,414
Interest-bearing deposits in other financial institutions and federal funds sold	551,904	475,075
Interest on nontaxable investment securities	185,474	203,101

Total interest and dividend income	32,620,003	30,569,015

Interest expense:
Deposit accounts	12,762,827	10,161,897
Other borrowings	1,946,378	1,685,102

Total interest expense	14,709,205	11,846,999

Net interest income	17,910,798	18,722,016
Provision for loan losses	740,000	725,000

Net interest income after provision for loan losses	17,170,798	17,997,016

Other operating income:
Service charges on deposit accounts	1,571,153	1,425,823
Gain (loss) on sale of investment securities	22,067	5,339
Gain on sale of loans	63,225	130,868
(Loss) gain on sale of premises and equipment	(73,423)	106,020
Increase in value of life insurance asset	314,771	289,422
Other	617,589	756,382

Total other operating income	2,515,382	2,713,854

Other operating expenses:
Salaries and employee benefits	7,991,043	7,605,898
Occupancy	2,097,458	2,063,007
Write-down of other real estate	389,183	200,000
Other	2,940,107	3,002,142

Total other operating expenses	13,417,791	12,871,047

Earnings before income taxes	6,268,389	7,839,823
Income tax expense	2,154,187	2,648,370

Net earnings	$4,114,202	5,191,453

Basic earnings per share	$1.13	1.43

Diluted earnings per share	$1.09	1.38

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2007 and 2006

	2007	2006
Net earnings	$4,114,202	5,191,453

Other comprehensive income (loss):
Unrealized holding gains on cash flow hedge	593,000	—
Associated income tax effect	(207,550)	—
Unrealized holding gains (losses) on investment securities available-for-sale	769,601	237,278
Associated income tax effect	(269,360)	(83,047)
Reclassification adjustment for (gains) losses on sales of investment securities available-for-sale	(22,067)	(5,339)
Associated income tax effect	7,723	1,869

Total other comprehensive income (loss), net of tax	871,347	150,761

Total comprehensive income	$4,985,549	5,342,214

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2007 and 2006

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
	Shares	Amount
Balance, December 31, 2005	3,561,019	$356,102	9,086,112	15,187,843	(411,702)	24,218,355
Net earnings				5,191,453		5,191,453
Retirement of common stock	(10,566)	(1,057)	(126,651)	—	—	(127,708)
Exercise of stock options	82,688	8,269	308,181	—	—	316,450
Cash in lieu of fractional shares	(45)	(4)	(921)	—	—	(925)
Cash dividends declared	—	—	—	(950,300)	—	(950,300)
Stock option compensation expense	—	—	26,350	—	—	26,350
Short Swing profit rule	—	—	905	—	—	905
Net change in unrealized gains (losses) on securities available-for-sale, net of tax	—	—	—	—	150,761	150,761
Stock option tax benefit	—	—	220,664	—	—	220,664

Balance, December 31, 2006	3,633,096	$363,310	9,514,640	19,428,996	(260,941)	29,046,005

Net earnings				4,114,202		4,114,202
Retirement of common stock	(71,218)	(7,123)	(1,127,265)	—	—	(1,134,388)
Exercise of stock options	29,595	2,960	212,769	—	—	215,729
Cash dividends declared	—	—	—	(1,344,631)	—	(1,344,631)
Stock option compensation expense			185,702			185,702
Stock option tax benefit			149,450			149,450
Net change in unrealized gains (losses) on securities available-for-sale, net of tax	—	—	—	—	485,897	485,897
Net change in unrealized gain on cash flow hedges, net of tax	—	—	—	—	385,450	385,450

Balance, December 31, 2007	3,591,473	$359,147	8,935,296	22,198,567	610,406	32,103,416

See accompanying notes to consolidated financial statements.

CCF HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:
Net earnings	$4,114,202	5,191,453
Adjustments to reconcile net earnings to net cash provided by operating activities:
Provision for loan losses	740,000	725,000
Depreciation, amortization and accretion	706,532	743,639
Stock option compensation expense	185,702	26,350
Deferred income tax benefit	(770,038)	(714,362)
Gain on sale of investment securities available-for-sale	(22,067)	(5,339)
Net gain on sale of loans	(63,225)	(130,868)
Net write down on real estate owned	389,183	200,000
Net loss (gain) on sale of premises and equipment	73,423	(106,020)
Increase in cash surrender value of life insurance	(314,771)	(289,421)
Change in:
Accrued interest receivable and other assets	(853,950)	(263,617)
Accrued interest payable and other liabilities	(286,094)	(1,237,721)

Net cash provided by operating activities	3,898,897	4,139,094

Cash flows from investing activities:
Net change in interest-bearing deposits in other financial institutions	—	—
Proceeds from maturities and calls of investment securities available-for-sale	18,414,890	12,412,044
Proceeds from sales of investment securities available-for-sale	5,499,350	—
Purchases of investment securities available-for-sale	(48,845,098)	(9,995,000)
Proceeds from redemption of Federal Home Loan Bank stock	225,000	1,575,000
Purchases of Federal Home Loan Bank stock	(263,500)	(1,623,400)
Net decrease (increase) in loans	9,634,193	(69,605,907)
Purchase of other real estate	—	—
Proceeds from sale of foreclosed property	2,536,428	52,000
Proceeds from sale of loans	18,608,765	26,652,830
Purchase of loans	(17,650,000)	(11,759,653)
Purchases of premises and equipment	(760,512)	(777,657)
Proceeds from sale of premises and equipment	—	529,772

Net cash used in investing activities	(12,600,484)	(52,539,971)

Cash flows from financing activities:
Net (decrease) increase in deposits	(19,644,208)	53,772,307
Change in securities sold under agreements to repurchase	11,566,910	4,359,867
Repayments of Federal Home Loan Bank advances	—	—
Proceeds from other borrowings	2,132,000	—
Dividends paid	(1,274,550)	(849,573)
Proceeds from exercise of stock options	216,718	316,450
Retirement of common stock	(1,134,388)	(127,728)

Net cash (used in) provided by financing activities	(8,137,518)	57,471,323

Change in cash and cash equivalents	(16,839,105)	9,070,446
Cash and cash equivalents at beginning of period	24,488,519	15,418,073

Cash and cash equivalents at end of period	$7,649,414	24,488,519

Supplemental disclosures for cash flow information and Noncash, investing and financing activities:
Interest paid	$15,021,138	11,571,593

Income taxes paid	$2,171,000	3,776,500

Transfer of loans to other real estate owned	$5,222,013	702,992

Change in dividends payable	$68,499	100,431

Unrealized gains(losses) on investment securities available for sale, net of tax	$871,347	150,761

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

Basis of Presentation

The consolidated financial statements include the accounts of CCF Holding Company and its wholly owned subsidiary, the Bank. All inter-company accounts and transactions have been eliminated in consolidation. Certain 2005 and 2006 amounts have been reclassified to conform to the 2007 presentation.

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

Investment Securities

The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for sale in the near term. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. The Company’s current investment policy prohibits trading activity. At December 31, 2007 the Company classified all of its investment securities as available-for-sale.

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

The Company recognized $185,702 of stock based compensation expense during the year ended December 31, 2007, associated with grants of stock options to purchase 10,000 shares made on December 31, 2006 and 25,182 shares made on July 11, 2007. The Company is recognizing the compensation expense for stock option grants with graded vesting schedules on a straight-line basis over the requisite service period of the award as required by SFAS No. 123(R).

The weighted average grant-date fair value of each option granted during 2007 and 2006 was $4.84 and $6.65, respectively. The fair value of each option is estimated on the date of grant using the Black-Scholes Model. The following weighted average assumptions were used for grants in 2007 and 2006:

	2007	2006
Dividend yield	1.85%	1.53%
Expected volatility	20%	24%
Risk-free interest rate	5.09%	4.50%
Expected term	7 years	7 years

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

Basic earnings per share are based on the weighted average number of common shares outstanding during the period while the effects of potential shares outstanding during the period are included in diluted earnings per share. At December 31, 2006 options on 10,000 shares were not included in the diluted earnings per share

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

calculation as they were anti-dilutive. The reconciliation of the amounts used in the computation of both “basic earnings per share” and “diluted earnings per share” for each period is presented as follows:

	Net Earnings	Common Shares	Per Share Amount
For the year ended December 31, 2007
Basic earnings per share	$4,114,202	3,637,052	$1.13
Effect of stock options	—	129,311	(0.04)

Diluted earnings per share	$4,114,202	3,766,364	$1.09

For the year ended December 31, 2006
Basic earnings per share	$5,191,453	3,625,509	$1.43
Effect of stock options	—	147,180	(0.05)

Diluted earnings per share	$5,191,453	3,772,689	$1.38

Recent Accounting Pronouncements

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

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities. The statement allows an entity to elect to measure certain financial assets and liabilities at fair value with changes in fair value recognized in the income statement each period. The statement also requires additional disclosures to identify the effects of an entity’s fair value election on its earnings. SFAS No. 159 is effective for The Company beginning January 1, 2008. The Company did not elect to apply SFAS No. 159 to any assets or liabilities on the balance sheet at that time. Thus, the effect is not material to The Company’s financial position, results of operations, or disclosures.

In June 2007, the FASB ratified the consensus reached in EITF 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards. EITF 06-11 applies to entities that have share-based payment arrangements that entitle employees to receive dividends or dividend equivalents on equity-classified nonvested shares when those dividends or dividend equivalents are charged to retained earnings and result in an income tax deduction. Entities that have share-based payment arrangements that fall within the scope of EITF 06-11 will be required to increase capital surplus for any realized income tax benefit associated with dividends or dividend equivalents paid to employees for equity-classified nonvested equity awards. Any increase recorded to capital surplus is required to be included in an entity’s pool of excess tax benefits that are available to absorb potential future tax deficiencies on share-based payment awards. The effect of adoption is not expected to have a material effect on The Company’s financial condition, results of operations, or liquidity.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

In December 2007, the FASB issued SFAS 141(R), Business Combinations. SFAS 141(R) will significantly change how entities apply the acquisition method to business combinations. The most significant changes affecting how the Corporation will account for business combinations under this Statement include: the acquisition date will be date the acquirer obtains control; all (and only) identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree will be stated at fair value on the acquisition date; assets or liabilities arising from noncontractual contingencies will be measured at their acquisition date fair value only if it is more likely than not that they meet the definition of an asset or liability on the acquisition date; adjustments subsequently made to the provisional amounts recorded on the acquisition date will be made retroactively during a measurement period not to exceed one year; acquisition related restructuring costs that do not meet the criteria in SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, will be expensed as incurred; transaction costs will be expensed as incurred; reversals of deferred income tax valuation allowances and income tax contingencies will be recognized in earnings subsequent to the measurement period; and the allowance for loan losses of an acquiree will not be permitted to be recognized by the acquirer. Additionally, SFAS 141(R) will require new contingencies, contingent consideration, noncontrolling interests, acquisition-related transaction costs, fair values and cash flows not expected to be collected for acquired loans, and an enhanced goodwill rollforward.

The Company will be required to apply SFAS No. 141(R) prospectively to all business combinations completed after January 1, 2009. Management is currently evaluating the effect the statement will have on financial condition, results of operations, and liquidity.

(2)	Investment Securities Available-for-Sale

At December 31, 2007 and 2006, investment securities available-for-sale consisted of the following:

	December 31, 2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. Government agency obligations	$49,062,864	269,449	42,437	49,289,876
Municipal securities	4,536,640	129,737	18,316	4,648,061
Mortgage-backed securities	17,948,600	89,121	80,988	17,956,733

	$71,548,104	488,307	141,741	71,894,670

	December 31, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U. S. Government agency obligations	$36,563,268	6,312	341,027	36,228,553
Municipal securities	4,039,327	142,270	8,173	4,173,424
Mortgage-backed securities	6,000,187	303	201,133	5,799,357

	$46,602,782	148,885	550,333	46,201,334

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2007 and 2006 are summarized as follows:

	December 31, 2007
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

U.S. Government agency obligations	6,477,092	27,259	6,484,212	15,178	12,961,304	42,437
Municipal securities	483,285	16,715	535,417	1,601	1,018,702	18,316
Mortgage-backed securities	4,403,955	11,786	4,317,468	69,202	8,721,423	80,988

	$11,364,332	55,760	11,337,097	85,981	22,701,429	141,741

	December 31, 2006
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agency obligations	$7,978,933	17,561	23,280,534	323,466	31,259,467	341,027
Municipal securities	—	—	529,899	8,173	529,899	8,173
Mortgage-backed securities	—	—	6,750,941	201,133	6,750,941	201,133

	$7,978,933	17,561	30,561,374	532,772	38,540,307	550,333

The unrealized losses on the debt securities arose due to changing interest rates and market conditions and are considered to be temporary because of acceptable investment grades where the repayment sources of principal and interest are largely backed by the U.S. Government.

At December 31, 2007, there were 5 of 25 securities issued by state and political subdivisions containing unrealized losses, while 26 of 75 securities issued by U.S. Government agencies and U. S. Government sponsored corporations, including mortgage-backed securities, contained unrealized losses.

At December 31, 2006, there were 5 of 28 securities issued by state and political subdivisions containing unrealized losses, while 46 of 51 securities issued by U.S. Government agencies and U.S. Government sponsored corporations, including mortgage backed securities contained unrealized losses.

For the year ended December 31, 2007, the Company sold available for sale investment securities of $5.5 million. There were no sales of investment securities for the year ended December 31, 2006.

The following gross gains and losses were recognized:

	2007	2006
Gross gains	$23,337	5,339
Gross losses	(1,270)	—

Net gain	$22,067	5,339

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

The amortized cost and fair values of securities available-for-sale at December 31, 2007, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due within one year	$31,489,393	31,582,103
Due after one year through five years	14,296,631	14,570,928
Due after five years	7,813,480	7,784,906
Mortgage-backed securities	17,948,600	17,956,733

	$71,548,104	71,894,670

Investment securities with approximate aggregate carrying amounts of $67.0 million and $37.9 million at December 31, 2007 and December 31, 2006, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase.

(3)	Loans

Major classifications of loans at December 31, 2007 and 2006 are presented below:

	2007	2006
Commercial—real estate secured	$129,372,966	118,250,428
Commercial and industrial	32,328,026	38,176,883
Real estate—mortgage and home equity lines	23,969,484	25,136,968
Real estate—residential construction	40,477,700	58,927,520
Real estate—commercial construction	33,492,310	33,856,353
Real estate—acquisition, development, lots and raw land	55,381,327	55,829,012
Installment and other consumer	6,367,081	7,760,177

Total loans	321,388,894	337,937,341
Less: Unearned fees	414,896	537,409
Allowance for loan losses	4,081,029	4,015,217

Total loans, net	$316,892,969	333,384,715

The Company extends credit to customers throughout its market area, which includes the Georgia counties of Clayton, Fayette and Henry. Most of the Company’s loans are collateralized by real estate in these Georgia counties and a substantial portion of its borrowers’ ability to repay such loans is dependent upon the economy in the Company’s market area. As of December 31, 2007 and 2006, loans outstanding totaling approximately $31.6 million and $33.1 million, respectively, were pledged to the FHLB as collateral for outstanding borrowings.

During the years ended December 31, 2007 and December 31, 2006, gross interest income of $636,000 and $14,000, respectively, would have been recorded on nonperforming loans, under their original terms, if the loans had been current throughout those periods. Interest income recognized on nonperforming loans during the years ended December 31, 2007 and December 31, 2006 was approximately $169,400 and $47,000 respectively. At December 31, 2007, there were no loans 90 days past due and still accruing.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

An analysis of the activity in the allowance for loan losses is presented below:

	2007	2006
Balance at beginning of period	$4,015,217	3,423,699
Provision for losses on loans	740,000	725,000
Loan charge-offs	(758,326)	(199,333)
Loan recoveries	84,138	65,851

Balance at end of period	$4,081,029	4,015,217

(4)	Premises and Equipment

A summary of premises and equipment at December 31, 2007 and 2006, is as follows:

	2007	2006
Land	$1,207,042	1,207,042
Buildings and improvements	5,383,086	5,379,449
Furniture and equipment	5,121,152	5,028,324
Construction in progress	590,257	54,314
Leasehold improvements	616,727	616,727

	12,918,264	12,285,856
Less: Accumulated depreciation	5,534,713	4,890,464

	$7,383,551	7,395,392

Depreciation expense for the years ended December 31, 2007 and 2006 was approximately $699,000 and $735,000, respectively.

(5)	Deposits

At December 31, 2007, the scheduled maturities of time deposits are as follows:

2008	$107,051,112
2009	6,347,998
2010	4,631,696
2011	1,244,062
2012 and thereafter	1,056,501

$120,331,369

(6)	Income Taxes

The components of income tax expense are as follows:

	2007	2006
Current expense	$2,924,225	3,362,732
Deferred benefit	(770,038)	(714,362)

	$2,154,187	2,648,370

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

The differences between income tax expense and the amount computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
Pretax income at statutory rate	$2,131,252	2,665,540
Add (deduct):
State income taxes, net of federal effect	103,538	214,471
Tax exempt interest	(63,061)	(69,054)
Increase in cash surrender value of life insurance	(107,022)	(98,403)
Other	89,480	(64,184)

	$2,154,187	2,648,370

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006 are presented below:

	2007	2006
Deferred tax assets:
Allowance for loan losses	$1,549,159	1,524,176
Deferred compensation	703,756	538,788
Other Real Estate	787,551	397,629
Net unrealized losses on investment securities available-for-sale	—	140,506
Other	50,231	47,614

Total gross deferred tax assets	3,090,697	2,648,713

Deferred tax liabilities:
Deferred loan fees	254,228	350,815
Premises and equipment	263,462	359,108
FHLB stock dividends	40,941	50,237
Other	46,498	32,516
Net unrealized gains on investment securities available-for-sale	328,679	—

Total gross deferred tax liabilities	933,808	792,676

Net deferred tax assets	$2,156,889	1,856,037

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

(7)	Federal Home Loan Bank Advances and Lines of Credit

At December 31, 2007, the Bank has $12 million available under a $22 million secured line of credit with the FHLB of Atlanta. Under the terms of the loan agreement, the FHLB will extend funding to the Bank up to

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

10% of the Bank’s assets based on the total assets reported for the most recent quarter. The available amount is also subject to the availability of qualifying collateral. The total available line noted was based on the Bank’s available collateral as of December 31, 2007. At December 31, 2006, the Bank had $23 million available under a $33 million secured line of credit with the FHLB.

The following advance was outstanding at December 31, 2007, and requires monthly interest payments:

Advance	Interest Basis	Current Rate	Maturity
December 31, 2007
$5,000,000	Daily Rate	4.40%	Matures August 2008
$5,000,000	Fixed	4.92%	Matures August 2008

December 31, 2006
$10,000,000	Fixed	5.34%	Matures August 2007

The Bank also had unused lines of credit for overnight borrowing of $7.3 million at year end, December 31, 2007 and $19.4 million at year end December 31, 2006. Subsequent to December 31, 2007, the Bank has renewed the $10 million line of credit which had expired December 31, 2007 providing a total of $19.4 million in unused lines as of March 31, 2008.

(8)	Junior subordinated debentures

On March 30, 2004, the Company issued through a Delaware statutory trust subsidiary, CCF Capital Trust II, (“Trust II”), $4,500,000 of trust preferred securities that qualify as Tier I capital under Federal Reserve Board guidelines within certain limitations. The Company owns all of the common securities of Trust II. The proceeds from the issuance of the common securities and the trust preferred securities were used by Trust II to purchase $4,640,000 of junior subordinated debentures of the Company, which carry a floating rate of interest adjusted every three months to the Wall Street Journal prime plus 12.5 basis points. At December 31, 2007, the Wall Street Journal prime rate was 7.25%. Of the proceeds received by the Company from the proceeds of the sale of the junior subordinated debentures to Trust II, $140,000 was used for the common securities of Trust II and $4,500,000 was used to strengthen the capital position of the Bank to accommodate current and future growth. The debentures and related accrued interest represent the sole assets of Trust II.

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

On January 29, 2002, the Company issued through a Delaware statutory trust subsidiary, CCF Capital Trust I, (the “Trust”), $4,000,000 of trust preferred securities that qualify as Tier I capital under Federal Reserve Board guidelines within certain limitations. The Company owns all of the common securities of the Trust. The proceeds from the issuance of the common securities and the trust preferred securities were used by the Trust to purchase $4,125,000 of junior subordinated debentures of the Company, which carry a floating rate of interest adjusted every three months to the Wall Street Journal prime plus 75 basis points. At December 31, 2007, the Wall Street Journal prime rate was 7.25%. Of the proceeds received by the Company from the proceeds from the sale of the junior subordinated debentures to the Trust, $125,000 was used for the common securities of the Trust and $4,000,000 was used to strengthen the capital position of the Bank to accommodate current and future growth. The debentures and related accrued interest represent the sole assets of the Trust.

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

401(k) Profit Sharing Plan

The Company has a tax-qualified defined contribution profit sharing plan (the “Plan”) for the benefit of its employees. All full-time employees and part-time employees who work 1,000 hours or more become eligible to participate under the Plan after completing one year of service. Under the Plan, employees may voluntarily elect to defer up to 15% of their compensation, not to exceed applicable limits. Company contributions in 2007 and 2006 were $1.00 for each $1.00 of employee contribution up to 5% of the employee’s compensation. Such matching contributions begin to vest after the first year at a rate of 20% per year with full vesting after five years. Additionally, the Company may contribute an annual discretionary contribution to the Plan based upon a number of factors, such as the Company’s retained earnings, profits, regulatory capital, and employee performance. Contributions by the Company to the Plan during the years ended December 31, 2007 and 2006 totaled approximately $166,000 and $142,000, respectively.

Stock Option Plan

The Company sponsored a stock option plan (the “1995 Option Plan”) whereby 486,067 authorized shares of common stock were reserved for issuance by the Company upon exercise of stock options granted to officers, directors and employees of the Company from time to time. Options constituted both incentive stock options and non-qualified stock options. Options awarded to officers and directors are exercisable at a rate of 20% annually with the first 20% exercisable on the one-year anniversary of the date of grant. Any shares subject to an award, which expire or is terminated unexercised will be retired. The 1995 Option Plan had a term of ten years. The exercise price per share for non-qualified and incentive stock options shall be the price as determined by an option committee, but not less than the fair market value of the common stock on the date of grant.

In 2000, the Company and shareholders approved a second stock option plan (the “2000 Option Plan”) whereby 270,000 shares of common stock (either authorized shares or shares purchased in the market) were available to be granted to officers, directors, and employees of the Company from time to time. Options

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

constitute both incentive stock options and non-qualified stock options. Terms of the 2000 Option Plan are similar to that of the 1995 Option Plan with the exception that all options granted under this plan vest immediately following the date of the grant, but require a six month holding period.

In 2007, the Company and shareholders approved a third stock option plan (the “2007 Option Plan”) whereby 400,000 shares of common stock (either authorized shares or shares purchased in the market) were available to be granted to officers, directors, and employees of the Company from time to time. Options constitute both incentive stock options and non-qualified stock options. Terms of the 2007 Option Plan are similar to that of the 2000 Option Plan.

At December 31, 2006 and 2007, there were no shares of common stock available for grant under the 2000 Option Plan and no shares were available for grant under the 1995 Option Plan. There were 375,158 shares available under the 2007 Option Plan.

Stock option activity is as follows:

	2007	2006
Options outstanding at beginning of period	314,065	383,747
Options granted	25,182	17,500
Options exercised	(29,598)	(82,687)
Options forfeited	(1,021)	(4,495)

Options outstanding at end of period	308,628	314,065

Options exercisable at end of period	280,786	309,565

Weighted-average option prices per share:
Options granted during the period	$17.89	17.37

Options exercised during the period	$7.22	3.83

Options forfeited during the period	$19.55	11.59

Options outstanding at end of period	$9.90	9.10

A summary of options and warrants outstanding as of December 31, 2007 is presented below:

Options Outstanding	Range of Exercise Price per Share	Weighted Average Exercise Price Per Share	Years Remaining	Options Currently Exercisable	Weighted Average Exercise Price Per Share
58,320	$ 2.97 – 4.59	$ 3.46	2.6	58,320	$ 3.46
45,921	4.59 – 7.60	5.97	2.1	45,921	5.97
60,932	7.60 – 11.34	9.24	5.7	57,932	9.13
109,293	11.35 –13.33	12.65	7.4	109,293	12.65
34,162	13.34 – 20.40	18.57	9.4	9,320	20.40

308,628	$ 2.97 – 20.40	$ 9.90	5.6	280,786	$ 9.18

The total intrinsic value of options exercised in 2007 and 2006 was $302,821 and $782,210, respectively. The intrinsic value of options outstanding and exercisable at December 31, 2007 was $702,250 based on the year-end quoted market price of $10.50. The aggregate grant date fair value of options that vested during 2007 and 2006 was $185,702 and $109,045, respectively.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

Life Insurance Policies

The Company adopted a nonqualified supplemental executive retirement plan, “SERP”, to provide retirement benefits to certain of the Company’s executive officers and to provide death benefits for the designated beneficiaries. Under this plan, single-premium, split-dollar, whole-life insurance contracts were purchased on certain executive officers. For the years ended December 31, 2007 and 2006, the Company incurred expenses of $368,000 in 2006 and $366,000 in 2007, in connection with this plan.

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

The following summarizes commitments as of December 31, 2007 and 2006:

	Approximate Contract Amount
	2007	2006
	(in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$45,712	61,503
Standby letters of credit	$4,004	3,779

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

At December 31, 2007, the Company had an interest rate floor designated as a cash flow hedge. No fair value hedges were outstanding. The following table summarizes the outstanding derivative instrument at December 31, 2007 (dollars in thousands):

December 31, 2007
Type	Transaction Date	Term Date	Notional	Strike Rate	Current Rate	Fair Value
Prime fixed floor	September 2006	September 2009	$50,000	7.00%	7.25%	$791

December 31, 2006
Type	Transaction Date	Term Date	Notional	Strike Rate	Current Rate	Fair Value
Prime fixed floor	September 2006	September 2009	$50,000	7.00%	8.25%	$221

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(12)	Fair Values of Financial Instruments

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

Securities sold under agreements to repurchase

Fair value approximates the carrying value of such liabilities due to their short-term nature and variable, floating rate.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

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

Prime floor cash flow hedge

For off-balance sheet derivative instruments, fair value is estimated as the amount that the Company would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains or losses on open contracts.

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

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

The estimated fair value of the Company’s financial instruments as of December 31, 2007 and 2006 are as follows:

	2007		2006
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in thousands)
Assets:
Cash and cash equivalents	$7,649	7,649	24,489	24,489
Investment securities available-for-sale	71,895	71,895	46,201	46,201
FHLB stock	1,216	1,216	1,178	1,178
Loans, net	316,893	319,805	333,385	336,903
Cash surrender value of life insurance	5,764	5,764	5,449	5,449
Floor contract	791	791	221	221

Liabilities:
Deposits	346,383	343,521	366,028	368,382
Securities sold under agreements to repurchase	19,876	19,876	8,309	8,309
FHLB advances	10,000	9,981	10,000	10,003
Federal Funds purchased	2,132	2,132	—	—
Junior subordinated debentures	8,765	8,765	8,765	8,765

(13) Related Party Transactions

It is the Bank’s policy to make loans to officers, directors, and their associates in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons. The following is a summary of activity during the year ended December 31, 2007 with respect to such aggregate loans to these individuals and their associates:

Related party loan balances at beginning of year	$5,133,848
New loans	748,826
Principal repayments	(1,645,605)

Related party loan balances at end of year	$4,237,069

Deposits from related parties totaled approximately $1,544,625 and $1,298,000 at December 31, 2007 and 2006, respectively.

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(14) Parent Company Financial Information

The following represents condensed financial information of the holding company:

Condensed Balance Sheets

December 31, 2007 and 2006

	2007	2006
Assets
Cash	$1,295,332	814,166
Investment in subsidiary	38,719,234	35,911,786
Other assets	1,212,997	1,375,700

	$41,227,563	38,101,652

Liabilities and Shareholders’ Equity
Junior subordinated debentures	$8,765,000	8,765,000
Dividends payable	359,147	290,647

Total liabilities	9,124,147	9,055,647
Total shareholders’ equity	32,103,416	29,046,005

	$41,227,563	38,101,652

Condensed Statements of Earnings

For the Years Ended December 31, 2007 and 2006

	2007	2006
Interest on Deposit	$—	19,155
Dividends from subsidiary	2,925,000	1,100,000
Interest expense	(726,250)	(705,000)
Other operating expenses	(528,328)	(246,083)
Income tax benefit	440,618	245,255

Earnings before equity in undistributed earnings of subsidiary	2,111,040	413,327
Equity in undistributed earnings of subsidiary	2,003,162	4,778,126

Net earnings	$4,114,202	5,191,453

CCF HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

Condensed Statements of Cash Flows

For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:
Net earnings	$4,114,202	5,191,453
Adjustment to reconcile net earnings to net cash used by operating activities:
Stock based compensation	185,702	26,350
Equity in undistributed earnings of subsidiary	(2,003,162)	(4,778,126)
Change in other assets / other liabilities	378,188	(541,096)

Net cash used by operating activities	2,674,930	(101,419)

Cash flows from financing activities:
Dividends paid	(1,276,094)	(849,573)
Proceeds from exercise of stock options	216,718	316,450
Retirement of common stock	(1,134,388)	(127,708)

Net cash used by financing activities	(2,193,764)	(660,831)

Change in cash and cash equivalents	481,166	(762,250)
Cash and cash equivalents at beginning of period	814,166	1,576,416

Cash and cash equivalents at end of period	$1,295,332	814,166

(15) Regulatory Matters

Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years’ net earnings, and the ratio of equity capital to total assets. At December 31, 2007, the Bank could pay approximately $2,464,000 in dividends without obtaining prior regulatory approval.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2007, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s capital category.

The actual capital amounts and ratios at December 31, 2007 and 2006, are presented in the table below (in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007:
Total capital—risk-based (to risk-weighted assets)
Bank	$42,190	11.8%	28,680	8%	35,850	10%
Consolidated	$45,295	12.5%	29,083	8%	36,367	10%
Tier I capital—risk-based (to risk-weighted assets)
Bank	$38,109	10.6%	14,340	4%	21,510	6%
Consolidated	$40,587	11.2%	17,539	4%	N/A	N/A
Tier I capital—leverage (to average assets)
Bank	$38,109	8.9%	17,066	4%	25,599	6%
Consolidated	$40,587	9.4%	17,539	4%	N/A	N/A
As of December 31, 2006:
Total capital—risk-based (to risk-weighted assets)
Bank	$40,188	10.8%	29,870	8%	37,338	10%
Consolidated	$42,087	11.2%	30,094	8%	37,619	10%
Tier I capital—risk-based (to risk-weighted assets)
Bank	$36,173	9.7%	14,935	4%	22,402	6%
Consolidated	$36,634	9.7%	17,912	4%	N/A	N/A
Tier I capital—leverage (to average assets)
Bank	$36,173	8.6%	16,922	4%	25,383	6%
Consolidated	$36,634	9.2%	17,912	4%	N/A	N/A

Directors and Officers

CCF Holding Company and Heritage Bank Board of Directors

John B. Lee, Jr. Chairman	Roy V. Hall	Edwin S. Kemp, Jr., Secretary	John T. Mitchell
Leonard A. Moreland	Charles S. Tucker	David B. Turner, Vice Chairman	Stephen E. Boswell

Heritage Bank Officers

David B. Turner*	Chairman of the Board
Leonard A. Moreland*	Chief Executive Officer/President

Jack Bowdoin*	Executive Vice President	Barbara Stevens	Assistant Vice President
John Westervelt*	Executive Vice President	Cathy McDaniel	Assistant Vice President
Tommy Segers*	Executive Vice President	David Crow	Assistant Vice President
Dick Florin	Senior Vice President	Dee Dee McIntyre	Assistant Vice President
Edith Stevens*	Senior Vice President	Denise Arnold	Assistant Vice President
Kathy Zovlonsky	Senior Vice President	Diann Blissit	Assistant Vice President
Mary Jo Rogers*	Senior Vice President	Hilda Howington	Assistant Vice President
Cindy Kelley	Group Vice President	Jenny Smith	Assistant Vice President
Mike Kerr	Group Vice President	Kelly Haring	Assistant Vice President
Shirley Etheridge	Group Vice President	Kim Devine	Assistant Vice President
Ben Freeman	Vice President	Robin Gay	Assistant Vice President
Bob Finlay	Vice President	Rochelle Stalnaker	Assistant Vice President
Bob Zehnder	Vice President	Stewart Esary	Assistant Vice President
Carol Colon	Vice President	Cathy McDonald	Administrative Officer
Christine Standish	Vice President	Alecia Waters	Banking Officer
Dan Vano	Vice President	Chasity Milliorn	Banking Officer
Debbie Hudson	Vice President	Jenny Waits	Banking Officer
Jeff Nix	Vice President	Vicki Thomas	Banking Officer
Kerry Arnold	Vice President	Sherry Downing	Mortgage Officer
Lisa Jackson	Vice President	Brian Eddy	Operations Officer
Lorrie Johnson	Vice President
Luann Daniels	Vice President
Michele Norman	Vice President
Mirna Smith	Vice President
Sheri Dockweiler	Vice President
Ted Reagan	Vice President
Wade Atwood	Vice President

*	Executive Officers

General Information and Shareholder Services

Independent Auditors Thigpen, Jones, Seaton & Co. PC P. O. Box 400 Dublin, Ga. 31040	Corporate Counsel Powell Goldstein LLP One Atlantic Center Fourteenth Floor 1201 West Peachtree Street Atlanta, GA 30309	Transfer Agent and Registrar Registrar & Transfer Company 10 Commerce Drive Cranford, New Jersey 07016	Special Counsel Edwin S. Kemp, Jr., Esquire 101 North Main Street Suite 203 Jonesboro, GA 30236

The Company’s Annual Report for the year ended December, 31, 2007 on Form 10-K is available without charge upon written request. For a copy of the Form 10-K or any other investor information, please write or call David B. Turner,

President and Chief Executive Officer at the Company’s Office in Jonesboro, Georgia.

The Annual Meeting of Stockholders will be held on May 22, 2008 at 9:00 a.m. at the Fayetteville office.

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

830 Eagles Landing Parkway, Suite 100

Stockbridge, GA 30281

www.heritagebank.com

770-478-8881

CCF Holding Company

is the Parent Company of

Heritage Bank

CCF Holding Company • 101 N. Main Street • Jonesboro, GA 30236 • 770-478-8881

©2007 Heritage Bank. Member FDIC. NASDAQ® symbol “CCFH.” www.heritagebank.com